Exhibit 99.1

2021 Reference From Itau Unibanco Holding S.A.

Itaú Unibanco Holding S.A.

REFERENCE FORM

Base Date: 12.31.2021

(in accordance with Attachment 24 to CVM Instruction No. 480 of December 7, 2009 "CVM Instruction No. 480", as amended)

Identification	Itaú Unibanco Holding S.A., a corporation enrolled under the National Register of Legal Entities/Ministry of Finance (CNPJ/MF) under No. 60.872.504/0001-23, with its Articles of Incorporation registered with the Trade Board of the State of São Paulo under NIRE No. 35.3.0001023-0, and registered as a publicly-held company with the Brazilian Securities and Exchange Commission ("CVM") under No. 19348 ("Bank" or "Issuer").
Head Office	The Issuer's head office is located at Praça Alfredo Egydio de SouzaAranha, 100, Torre Olavo Setubal, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902.
Investor Relations Office	The Investor Relations department is located at Praça Alfredo Egydio de Souza Aranha, 100, Piso Metrô, Torre Olavo Setubal, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902. The Group Head of Investor Relations is Mr. Renato Lulia Jacob. The Investor Relations Department's telephone number is (0xx11) 2794-3547, fax number is +55 11 5019-8717, and email is ri@itau-unibanco.com.br.
Independent Auditors Firm	PricewaterhouseCoopers Auditores Independentes Ltda. for the years ended 12/31/2021, 12/31/2020 and 12/31/2019.
Bookkeeping Agent	Itaú Corretora de Valores S.A.
Stockholders Service	The Issuer's stockholders' service is carried out at the branches of Itaú Unibanco S.A., the head office of which is located at Praça AlfredoEgydio de Souza Aranha, 100, Torre Olavo Setubal, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902.
Newspapers from which the Company discloses Information	O Estado de São Paulo newspaper.
Website	http://www.itau.com.br/relacoes-com-investidores The information included in theCompany's website is not an integral part of this Reference Form.
Last update of this Reference Form	05/31/2022

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Index ITEM 1. IDENTIFICATION OF THE PEOPLE RESPONSIBLE FOR THE CONTENT OF THE FORM 4 ITEM 2. AUDITORS 5 ITEM 3. SELECTED FINANCIAL INFORMATION 7 ITEM 4. RISK FACTORS 15 ITEM 5. RISK MANAGEMENT AND INTERNAL CONTROL POLICY 54 ITEM 6. HISTORY OF THE ISSUER 85 ITEM 7. ACTIVITIES OF THE ISSUER 87 ITEM 8. EXTRAORDINARY BUSINESS 147 ITEM 9. RELEVANT ASSETS 149 ITEM 10. EXECUTIVE OFFICERS’ COMMENTS 155 ITEM 11. PROJECTIONS 187 ITEM 12. GENERAL STOCKHOLDERS’ MEETINGS AND MANAGEMENT 191 ITEM 13. REMUNERATION OF DIRECTORS 253 ITEM 14. HUMAN RESOURCES 282 ITEM 15. CONTROL AND ECONOMIC GROUP 288 ITEM 16. TRANSACTIONS WITH RELATED PARTIES 306 ITEM 17. CAPITAL 313 ITEM 18. SECURITIES 315 ITEM 19. BUYBACK PLANS AND TREASURY SECURITIES 356 ITEM 20. SECURITIES TRADING POLICY 359 ITEM 21. INFORMATION DISCLOSURE POLICY 362 REPORT OF INDEPENDENT AUDITORS ON REFERENCE FORM (CVM INSTRUCTION 480) 364

ITEM 1. IDENTIFICATION OF THE PEOPLE RESPONSIBLE FOR THE CONTENT OF THE FORM 1.0 Identification: Name of the person responsible for the content of the form Position of the person responsible Milton Maluhy Filho Chief Executive Officer Renato Lulia Jacob Head of Investor Relations 1.1 Chief Executive Officer’s Statement: Name of the person responsible for the content of the form Position of the person responsible Milton Maluhy Filho Chief Executive Officer The above-qualified officer states that: a. he has revised the reference form; b. all information contained in the form is in compliance with the provisions of CVM Instruction No. 480, particularly articles 14 to 19; c. the information contained in the form is a true, accurate and complete portrait of the Issuer’s economic and financial situation and of the risks inherent in its activities and in the securities issued by it. Signature: 1.2 Head of Investor Relations’ statement: Name of the person responsible for the content of the form Position of the person responsible Renato Lulia Jacob Head of Investor Relations The above-qualified officer states that: a. he has revised the reference form; b. all information contained in the form is in compliance with the provisions of CVM Instruction No. 480, particularly articles 14 to 19; c. the information contained in the form is a true, accurate and complete portrait of the Issuer’s economic and financial situation and of the risks inherent in its activities and in the securities issued by it. Signature: 1.3 Chief Executive Officer’s/Head of Investor Relations’ Statement: Name of the person responsible for the content of the form Position of the person responsible Milton Maluhy Filho Chief Executive Officer Renato Lulia Jacob Head of Investor Relations The above-qualified officers state that: a. they have revised the reference form; b. all information contained in the form is in compliance with the provisions of CVM Instruction No. 480, particularly articles 14 to 19; c. the information contained in the form is a true, accurate and complete portrait of the Issuer’s economic and financial situation and of the risks inherent in its activities and in the securities issued by it.

ITEM 2 – AUDITORS

Items - 2.1. and 2.2. - Auditors

	2021		2020	2019
Is there an auditor?	YES		YES	YES
Auditor's Brazilian Securities and Exchange Commission ("CVM") Code	2879		2879	2879
Type of auditor	Brazilian		Brazilian	Brazilian
Corporate name	*Pricewaterhousecoopers* Auditores Independentes Ltda.		Pricewaterhousecoopers Auditores Independentes Ltda.	Pricewaterhousecoopers Auditores Independentes Ltda.
Corporate Taxpayer's Registry (CNPJ) number	61.562.112/0001-20		61.562.112/0001-20	61.562.112/0001-20
Service engagement date	03/25/2021		02/10/2020	01/31/2019
Initial date of service provision	01/01/2021		01/01/2020	01/01/2019
		R$/Thousand		
Description of services engaged	1. Audit of annual consolidated financial statements, review of quarterly financial statements, as well as audit and review of financial statements of our subsidiaries, services related to issue of comfort letters in securities offerings, issue of reports required by regulatory authorities, audit of internal controls related to Sarbanes-Oxley Act requirements;	75,536	1. Audit of annual consolidated financial statements, review of quarterly financial statements, as well as audit and review of financial statements of our subsidiaries, services related to issue of comfort letters in securities offerings, issue of reports required by regulatory authorities, audit of internal controls related to Sarbanes-Oxley Act requirements;	1. Audit of financial statements, issue of reports required by regulatory authorities and issue of comfort letters;
	2. Independent assurance engagements on internal controls, including services provided to clients; sustainability report, MD&A report and Integrated Annual Report; commitments assumed with regulators; compliance with agreements and accounting diligences;	4,472	2. Independent assurance on: Issues of implementation of systems in subsidiaries; internal controls, inclusive on certain services provided to clients; sustainability report, MD&A, Integrated Report and annual consolidated report; certain commitments assumed with regulatory authorities and compliance with financial covenants. Appraisal reports on book value of companies, and previously agreed-upon procedures on balance sheets of companies purchased and profit share calculation;	2. Other audit procedures and issue of specific-purpose reports;
	3. Review of tax calculation and settlement and compliance with tax rules;	688	3. Review of tax calculation and settlement and compliance with tax rules;	3. Review of inquiries to tax authorities on tax issues, review of tax calculation and settlement and compliance with tax rules;
	4. Acquisition of training, risk management consulting for a system implemented in a subsidiary, diagnosis on the adequacy of internal controls and acquisition of technical materials.	962	4. Procurement of technical materials and independent assessment of process of preparation of prudential and financial reports.	4. Other services related to training, procurement of technical materials and surveys;
				5. Review required by regulatory authorities on studies of impact of a new accounting standard.

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2.3. Supply other information that the issuer may deem relevant The policy adopted by Itaú Unibanco Holding’s Audit Committee to avoid conflicts of interest, loss of independence or objectivity of its independent auditors is to ensure that the independence principles have been observed when services were contracted and provided, including their approval. These responsibilities are formalized in the Audit Committee Regulations and in corporate policies. Additional information on items 2.1/2.2: With respect to the Service Period – The service contracting date will be retroactive to January 1 of the year in question, corresponding to the beginning of the legal relationship between the Parties. With respect to the service provider’s period of service – The contracting will be in force until the end of the audit service and the issuance of the respective reports related to the base date of December 31 of the year in question. 6

ITEM 3. SELECTED FINANCIAL INFORMATION 3.1- Financial Information Company X Consolidated (R$) December 31, 2021 2020 2019 a. stockholders’ equity 164,476,095,000 154,525,314,000 149,465,080,000 b. total assets 2,069,206,074,000 2,019,251,302,000 1,637,481,124,000 c. income (expenses) from financial operations (1) 75,209,000,000 50,053,064,000 69,350,430,000 d. gross income 111,994,663,000 74,219,221,000 98,512,805,000 e. net income 28,384,293,000 15,063,894,000 27,813,299,000 f. number of shares, ex treasury shares (units) 9,779,890,623 9,762,456,896 9,745,601,763 g. book value per share (Brazilian reais/unit) 16.82 15.83 15.34 h. basic earnings per share (Brazilian reais/ unit) 2.74 1.94 2.78 i. diluted earnings per share (Brazilian reais/ unit) 2.72 1.93 2.77 j. other accounting information selected by the issuer N/A N/A N/A (1) As a financial institution, the Bank considers interest and similar income, fair value of financial assets and liabilities, and foreign exchange results and exchange variations on transactions abroad as indicators of net revenue. 3.2. If the issuer disclosed in the previous year or if it wishes to disclose in this form non-accounting measures such as EBITDA (earnings before interest, taxes, depreciation and amortization) or EBIT (earnings before interest and taxes), the issuer should: a) Inform the value of non-accounting measures No non-accounting measures were disclosed in the previous year in our financial statements under IFRS. b) Perform reconciliation between the amounts disclosed and the amounts in the audited financial statements Not applicable. c) Explain why it believes that such measurement is the most appropriate for the correct understanding of its financial position and the results of its operations Not applicable. 3.3. Identify and comment on any event subsequent to the most recent financial statements for the year that might significantly change them Acquisition of Ideal Holding Financeira S.A. On January 13, 2022, Itaú Unibanco Holding S.A. entered into an agreement to purchase up to 100% of the capital stock of Ideal Holding Financeira S.A. (IDEAL). This purchase will be carried out in two phases over five years. In the first phase, Itaú Unibanco Holding S.A. will acquire 50.1% of IDEAL’s total and voting capital for approximately R$ 650 million to thus hold the control of that company. In the second phase, after five years, Itaú Unibanco Holding S.A. may exercise the right to purchase the remaining interest to reach 100% of IDEAL’s capital stock. IDEAL is a 100% digital brokerage house that currently provides electronic trading and direct market access (DMA) solutions, within a flexible and cloud-based platform. The management and conduct of IDEAL’s business will continue to be independent of Itaú Unibanco Holding S.A. in accordance with the terms and conditions of the Shareholders’ Agreement of this transaction and Itaú Unibanco Holding S.A. will have non-exclusive provision of services. The effective acquisitions and financial settlements will take place after the required regulatory approvals are obtained. 7

Techfin: a partnership between Itaú Unibanco and TOTVS On 04/12/2022 we have entered into an agreement with TOTVS S.A. (“TOTVS”) to create a joint venture (“JV”) provisionally known as TOTVS TECHFIN S.A. (“TECHFIN”), whose objectives are the distribution and expansion of financial services integrated into the TOTVS management systems based on intensive use of data, intended for corporate clients and the entire supply chain, customers and employees. The agreement states that before the operation is consummated, TOTVS will contribute assets from its current TECHFIN operation to the company in which Itaú Unibanco will hold 50% of the equity, and each shareholder will be entitled to nominate half of the members of the Board of Directors and the Executive Board. For our equity stake we will pay TOTVS R$610 million and, as an earnout, we will pay up to R$450 million after 5 years subject to attainment of targets aligned with growth and performance objectives. In addition, we will contribute our commitment to provide funding for the current and future operations, credit expertise and the development of new products at TECHFIN. The partnership creates a company that will combine technology and financial solutions, while adding the supplementary expertise of the shareholders to offer corporate clients, in an agile and integrated manner, the best experience in contracting products directly on the platforms already provided by TOTVS. Bringing together the capabilities of Itaú Unibanco and TOTVS will also enable the new company to exploit opportunities in a personalized and contextualized manner, anticipating customers’ needs in such a way as to fully reflect the strategy and advance of Open Finance for companies. In addition, the partnership enhances the position of Itaú Unibanco and TOTVS at the head of the digital transformation and evolution of the financial sector. The conclusion of this transaction is subject to approval by the Brazilian Antitrust Authority (CADE) and the Central Bank of Brazil (BACEN). 3.4. Describe the policy on allocation of earnings for the past three years, indicating: The Board of Directors submits to the Annual General Stockholders’ Meeting, together with the financial statements, a proposal for the allocation of profit for the year. Main allocations are as follows: 5% to the Legal Reserve, which must not exceed 20% of capital stock; distribution of dividends to stockholders (please see items “b” and “c” below); and recognition of the Statutory Reserve, whose purpose is to guarantee funds for payment of dividends, including as interest on capital, or advances, to maintain the flow of stockholders’ remuneration. Its balance may also be used: in redemption, reimbursement or share buyback transactions, under current legislation; and in contribution to capital stock, including by means of new share bonus. Statutory Reserve will be comprised of funds: a)equivalent to up to 100% of profit for the year, adjusted in accordance with Article 202 of Brazilian Corporate Law (Law No. 6,404/76) (please see item 3.9), respecting at all times the stockholders’ right to mandatory dividends, under the terms of these Bylaws and applicable legislation; b) equivalent to at most 100% of the paid-up portion of Revaluation Reserves, recorded as retained earnings; c) equivalent to at most 100% of the restated amounts for prior years, recorded as retained earnings; and d) arising from credits corresponding to dividend advances. The balance of this reserve, added to the Legal Reserve, may not exceed capital stock, under the terms of Article 199 of Law No. 6,404/76 (please see item 3.9). 8

	2021	2020	2019
a. Rules on retention of earnings	No changes in the rules		
a.i. Retained earnings amounts	No earnings retained		
a.ii. Percentages of total declared earnings	Not applicable		
b. Rules on distribution of dividends	Amount not below 25% of profit calculated for the year		
c. Frequency of distribution of dividends	Monthly - mandatory Half-yearly – additional		
d. Any restrictions on distribution of dividends imposed by legislation or special regulations applicable to the issuer, as well as agreements, court, administrative or arbitration decisions	Not applicable	CMN Resolution No. 4,820/20, as amended by CMN Resolution No. 4.885/20, has restricted the distribution of dividend and payment of interest on capital in companies regulated by the Central Bank of Brazil.	
e. Whether the issuer has a formally approved policy on allocation of earnings, informing the approving body, date of approval and, if the issuer discloses the policy, where this document can be found on the Web	Stockholder Remuneration Policy (dividends and interest on capital) approved by the Disclosure and Trading Committee at the meeting held on January 28, 2022, which may be accessed on the websites of CVM (http://www.cvm.gov.br/> Companhias > Informações Periódicas e Eventuais de Companhias > Itaú Unibanco > Política de Dividendos) and of the Investor Relations (www.itau.com.br/investor-relations > Itaú Unibanco> Corporate Governance > Rules and Policies)		

a) Rules on retention of earnings

No changes were made to the rules on retention of earnings over the past three years. In accordance with Brazilian Corporate Law (please see item 3.9), at an Annual General Stockholders' Meeting and based on a proposal by management, stockholders may resolve on retaining a portion of profit for the year previously approved as part of the capital budget. Additionally, minimum mandatory dividends may not be paid in any year in which management informs the Annual General Stockholders' Meeting that this would be incompatible with the Issuer's financial position.

Although the Stockholder Remuneration Policy provides for the distribution of dividends and interest on capital in an amount not below 35% of adjusted profit, exceptionally in 2020 the Issuer paid out 25% of adjusted profit as dividends and interest on capital, in accordance with the Material Fact disclosed on February 1, 2021. This was due, among other factors, to the regulatory restriction imposed by CMN Resolution No. 4,820/20, as amended by CMN Resolution No. 4,885/20, which has restricted the payment of dividends and interest on capital in companies regulated by the Central Bank of Brazil. For further information, please see item 3.4, b (final part).

On December 10, 2021, a Material Fact was disclosed informing the payment of interest on capital in lieu of the monthly dividend for fiscal year 2022.

a.i.) Retained earnings amounts

In 2020 and 2021, no earnings were retained but mandatory dividends of 25% of adjusted profit were paid, as provided for in the Issuer's Bylaws. In 2019, no earnings were retained, and dividends paid by the Issuer were higher than minimum mandatory dividends (please see item 3.5 below).

b) Rules on distribution of dividends

Stockholders are entitled to receive as a mandatory dividend each year the minimum amount of twenty-five percent (25%) of the profit determined in the same year, adjusted by the addition or deduction of the amounts specified in letters "a" and "b" of item I of Article 202 of Brazilian Corporate Law (please see item 3.9), and in compliance with items II and III thereof.

As resolved by the Board of Directors, interest on capital can be paid by including the interest on capital paid or credited to the mandatory dividend amount, as provided for in Article 9, paragraph 7, of Law No. 9,249/95 (please see item 3.9). Preferred shares entitle their holders to priority in the payment of an annual minimum dividend of R$0.022 per share, non-cumulative and adjusted for any split or reverse split. After the payment of priority dividend

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to preferred stockholders, a dividend will be paid to common stockholders at R$0.022 per share, non-cumulative and adjusted for any split or reverse split. Capital Management and Distribution of Profits To ensure capital strength and availability to support our business growth, regulatory capital levels were kept above those required by the Central Bank of Brazil, as evidenced by the Common Equity Tier I, Tier I, and BIS ratios. The total amount to be distributed each year will be set by the Board of Directors, considering, among other factors: the Company’s capitalization level, according to the rules issued by the Central Bank of Brazil; the minimum level, set by the Board of Directors, of 13.5% for Tier 1 Capital; profitability in the year; the prospective capital use based on expected business growth, share buyback programs, mergers and acquisitions, regulatory changes that may alter capital requirements; and changes in tax legislation. Therefore, the percentage to be distributed may change every year according to Company’s profitability and capital demands, considering at all times the minimum distribution set forth in the Bylaws. Under the implementation of liquidity requirements set by Basel III standards, on March 1, 2013, CMN issued Resolution No. 4,193 (please see item 3.9), providing for that dividends may not be paid if a financial institution fails to comply with the additional capital requirements, required in their entirety as from 2019. This restriction on dividend payment will be progressively applied, according to the extent of nonconformity with additional capital requirements. If a financial institution’s additional capital requirement is lower than 25% of the capital set by CMN for that year, no dividends or interest on capital will be distributed accordingly. If the additional capital requirement is between 25% and 50% of the required amount, 80% of the intended dividends and interest on capital will not be distributed. If the additional capital requirement is between 50% and 75% of the required amount, 60% of the intended dividends and interest on capital will not be distributed. If the additional capital requirement is between 75% and 100% of the required amount, 40% of the intended dividends and interest on capital will not be distributed. At the end of December 2021, BIS ratio reached 14.7%, of which: 13.0% related to Tier I Capital, composed of the sum of Core Capital and Additional Capital; and Tier I and Tier II Capital amounts totaled R$149.9 billion and R$19.9 billion, respectively, on December 31, 2021. These indicators provide evidence of our effective capacity of absorbing unexpected losses. For further information, please see the “Risk and Capital Management – Pillar 3” report on our website https://www.itau.com.br/investor-relations > Results and Reports > regulatory reports > pillar 3 > Risk and Capital Management – Pillar 3. c) Frequency of distribution of dividends Since July 1980, the Issuer has been remunerating its stockholders with monthly and additional payments, with the latter being historically made twice a year and distributed to common and preferred stockholders alike. Over the past three years, dividends were paid on a monthly basis, as set by our Stockholder Remuneration Policy, approved by the Board of Directors. This Policy has set the monthly payment of R$0.015 per share, as a mandatory dividend advance. The date used as reference to determine which stockholders are entitled to receive these monthly dividends is determined based on the stockholding position recorded on the last day of the previous month, and dividends are paid on the first business day of the subsequent month. The Extraordinary General Stockholders’ Meeting of July 27, 2018 approved the Company’s stock split at 50%. Monthly dividends remained at R$0.015 per share, so that the total amounts monthly paid by the Company to stockholders were added by fifty percent (50%) after the split shares were included in the stockholding position. 10

Additionally, over the past three years, additional dividends were also paid out (half-yearly), for which the Board of Directors determines the base date for the stockholding position and payment date. Regarding these half-yearly payments, management checks the existing profit, determines the dividend amounts to be distributed as mandatory (please see item "a" above), calculates the monthly amount already declared and finally determines the outstanding balance payable of the minimum mandatory dividend. This amount is declared as a dividend "additional" to those paid monthly.

The Stockholders Remuneration Policy is available on our Investor Relations website https://www.itau.com.br/investor-relations > Itaú Unibanco> Corporate Governance > Rules and Policies > Policies.

For the record of payments by the Issuer, please access the Investor Relations website https://www.itau.com.br/investor-relations > Itaú Unibanco > Our Shares > Shares, Dividends and Interest on Capital > History of Dividends and Stockholder Remuneration.

Additional information on item 3.4:

Quoted from:

- **Law No. 6,404/76:** http://www.planalto.gov.br/ccivil_03/LEIS/L6404consol.htm
- **Law No. 9,249/95:** http://www2.camara.leg.br/legin/fed/lei/1995/lei-9249-26-dezembro-1995-349062-normaatualizada-pl.html
- **Bylaws:**
  Investor Relations website: www.itau.com.br/investor-relations
  Itaú Unibanco> Corporate Governance > Regulations and Policies
- **Material Fact - Payout:**
  Investor Relations website: http://www.itau.com.br/investor-relations
  Market Information > Announcements to the Market > Material Fact
- **CMN Resolution No. 4,193:**
  https://www.bcb.gov.br/pre/normativos/busca/normativo.asp?tipo=res&ano=2013&numero=4193

3.5. In a table, please indicate for each of the past three years:

R$ million

	2021	2020	2019
a. Adjusted net income for dividend purposes	24,924	18,013	25,376
b. Total distributed dividends	6,231	4,503	18,777
Interest on capital	4,765	2,747	4,648
Mandatory dividend	1,360	1,651	14,024
Minimum priority dividend	106	105	105
Fixed priority dividend	-	-	-
c. Percentage of dividends per adjusted net income	25.0%	25.0%	74.0%
d. Dividend distributed per class and type of shares:			
Total common shares	3,159	2,287	9,551
Interest on capital	2,416	1,395	2,365
Mandatory dividend	743	892	7,186
Minimum priority dividend	-	-	-
Fixed priority dividend	-	-	-
Total preferred shares	3,072	2,216	9,226
Interest on capital	2,349	1,352	2,283
Mandatory dividend	617	759	6,838
Minimum priority dividend	106	105	105
Fixed priority dividend	-	-	-
e. Payment date of the minimum mandatory dividend	Date set at ASM	Date set at ASM	Date set at ASM
f. Return on equity	18.1%	13.9%	20.2%
g. Total retained earnings	19,254	14,091	7,156
Allocation to reserves	19,254	14,091	7,156
Retained earnings		-	-
h. Retention approval date	04/29/2022	04/27/2021	04/28/2020

Notes:

- Adjusted net income: Net income (1) (-) 5% of Legal Reserve
- Dividend distributed in relation to the Adjusted net income (%): Total dividend distributed (2) / Adjusted net income.
- Return on equity of issuer (%): Net income (1) / Stockholders' equity (1).
- Total dividend distributed: Interest on capital (3) (+) Dividends – Calculated per year.
- Mandatory dividend: Minimum mandatory dividend (+) Additional dividend (-) Minimum priority dividend.
- Retained earnings: Legal Reserve (1) (+) Statutory Reserve (1).

(1) Includes Company's information under BRGAAP

(2) For 2021 dividends distributed debited to the Statutory Revenue Reserve were included

(3) Net of income tax.

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Year Base period Payment date Type of event Amounts in R$ million (*) Common Preferred 2021 03.11.2022 Interest on capital 57 56 Interest on capital Interest on capital 03.11.2022 Interest on capital 1,112 1,087 December 01.03.2022 Interest on capital 75 72 November 12.01.2021 Interest on capital 75 72 October 11.01.2021 Dividends 75 72 September 10.01.2021 Dividends 75 72 August 09.01.2021 Dividends 75 72 Interest on capital 08.26.2021 Interest on capital 213 208 July 08.02.2021 Dividends 75 72 June 07.01.2021 Dividends 75 72 Interest on capital 08.26.2021 Interest on capital 238 231 May 06.01.2021 Dividends 75 72 Interest on capital 08.26.2021 Interest on capital 205 200 April 05.03.2021 Dividends 74 72 Interest on capital 08.26.2021 Interest on capital 438 426 March 04.01.2021 Dividends 74 72 February 03.01.2021 Dividends 74 72 January 02.01.2021 Dividends 74 72 2020 03.12.2020 Interest on capital Interest on capital 270 261 03.12.2020 Interest on capital Interest on capital 903 874 December 01.04.2021 Dividends 75 72 November 12.01.2020 Dividends 75 72 October 11.03.2020 Dividends 74 72 September 10.01.2020 Dividends 74 72 09.01.2020 Dividends August 74 72 Interest on capital 08.26.2020 Interest on capital 223 216 July 08.03.2020 Dividends 75 72 June 07.01.2020 Dividends 75 72 May 06.01.2020 Dividends 74 72 05.04.2020 Dividends April 74 72 March 04.01.2020 Dividends 74 72 03.02.2020 Dividends February 74 72 02.03.2020 Dividends January 74 72 12

2019 Supplementary 03.07.2020 Supplementary interest on capital interest on capital 2,396 2,313 Additional dividends 03.07.2020 Additional dividends 2,207 2,130 Interest on capital 03.07.2020 Interest on capital 158 153 December 01.02.2020 Dividends 74 72 November 12.02.2019 Dividends 74 72 October 11.01.2019 Dividends 74 72 September 10.01.2019 Dividends 74 72 August 09.02.2019 Dividends 74 72 Additional dividends 08.23.2019 Additional dividends 3,902 3,766 July 08.01.2019 Dividends 74 72 June 07.01.2019 Dividends 74 72 May 06.03.2019 Dividends 74 72 April 05.02.2019 Dividends 74 72 March 04.01.2019 Dividends 74 72 February 03.01.2019 Dividends 74 72 January 02.01.2019 Dividends 74 72 Amounts for interest on capital are net of income tax. 3.6. State whether, in the past three years, dividends were declared in retained earnings or reserves were recognized in prior years Dividends and interest on capital declared and paid out in fiscal year 2021 based on the 2020 income, using Revenue Reserves, totaled R$941 and R$1,381 million, respectively. Dividends and interest on capital declared and paid out in fiscal year 2020 based on the 2019 income, using Revenue Reserves, totaled R$4,709 and R$4,337 million, respectively. Dividends and interest on capital declared and paid out in fiscal year 2019 based on the 2018 income, using Revenue Reserves, totaled R$10,213 and R$6,192 million, respectively. 3.7. In a table, please describe the issuer’s debt ratio, indicating: sum of current and non-current liabilities; debt ratio (current plus non-current liabilities, divided by stockholders’ equity); if the issuer so wishes, another debt ratio, indicating: the method used to calculate the ratio; the reason why the issuer understands that this ratio is appropriate for the correct understanding of its 2021 2020 2019 a. sum of current and non-current liabilities (in R$) 1,904,729,980,000 1,864,725,988,000 1,488,016,044,000 b.debt ratio (current plus non-current liabilities, divided by stockholders’ equity) 11.58 12.07 9.96 c. if the issuer so wishes, another debt ratio, indicating: i. the method used to calculate the ratio ——ii. the reason why the issuer understands that this ratio is appropriate for the correct understanding of its financial position and debt level ——13

3.8. Liabilities by type and maturity [(1)]

(R$ million)

Type of debt	December 31, 2021				
	Less than one year	One to three years	Three to five years	More than five years	Total
Secured debts	**5,965**	**18,226**	**12,879**	**7,629**	**44,699**
Agribusiness credit bills	4,342	7,451	1,908	-	13,701
Guaranteed real state notes	1,623	10,775	10,971	7,629	30,998
Unsecured debts	**856,994**	**182,588**	**143,046**	**191,674**	**1,374,302**
Securities sold under repurchase agreements	243,195	3,964	1,695	3,994	252,848
Structured operations certificates	143	260	348	6	757
Deposits	493,752	115,626	105,163	135,831	850,372
Subordinated debt	21,203	11,516	17,689	24,628	75,036
Import and export financing	64,274	18,632	3,527	515	86,948
Financial bills	20,310	3,628	92	29	24,059
Real estate credit bills	3,628	6,931	103	1	10,663
On-lending - domestic	3,929	3,722	1,304	1,821	10,776
Securities issued abroad	6,560	18,309	13,125	24,849	62,843
Total	**862,959**	**200,814**	**155,925**	**199,303**	**1,419,001**

(1) In accordance with consolidated financial statements under IFRS.

3.9. Supply other information that the issuer may deem relevant

The financial information presented in Item 3 (Selected Financial Information) adopts the IFRS accounting standard, except for items 3.5 and 3.6 that comply with accounting standards defined by the Central Bank of Brazil and CMN, since dividends are calculated based on the individual net income under those standards.

14

ITEM 4. RISK FACTORS—Describe risk factors Describe risk factors that may influence an investment decision, particularly those related to: This section addresses the risks we consider material to our business and an investment in our securities. Should any of the following risks actually occur, our business and financial condition, as well as the value of any investments made in our securities, will be adversely affected. Accordingly, investors should carefully assess the risk factors described below and the information disclosed in this annual report before making an investment decision. The risks described below are those that we currently believe may adversely affect us. Other risks that we do not presently consider material, emerging risks or risks not currently known to us may also adversely affect us. a) The Issuer Credit risk factor We may incur losses associated with counterparty exposure risks, including the Brazilian federal government. We routinely conduct transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds and other institutional clients. Like most Brazilian banks, we also invest in debt securities issued by the Brazilian government. As of December 31, 2021, approximately 17.5% of all our assets and 58.8% of our securities portfolio were comprised of these public debt securities. We may incur losses if any of our counterparties fail to meet their contractual obligations, due to bankruptcy, lack of liquidity, operational failure or other reasons that are exclusively attributable to our counterparties. As an example, an eventual failure by the Brazilian government to make timely payments under the terms of these securities, or a significant decrease in their market value could negatively affect our results in two ways: directly, through portfolio losses, and indirectly, through instabilities that a default in public debt could cause to the banking system as a whole, particularly since commercial banks’ exposure to government debt is high in countries in which we operate. This counterparty risk may also arise from our entering into reinsurance agreements or credit agreements pursuant to which counterparties have obligations to make payments to us and are unable to do so, or from our carrying out transactions in the foreign currency market (or other markets) that fail to be settled at the specified time due to non-delivery by the counterparty, clearing house or other financial intermediary. Their failure to meet their contractual obligations may adversely affect our financial performance. A downgrade of our ratings may adversely affect our funding cost, our access to capital and debt markets, our liquidity and, as a result, our competitiveposition. Credit ratings represent the opinions of independent rating agencies regarding our ability to repay our indebtedness, and affect the cost and other terms upon which we are able to obtain funding. Each of the rating agencies reviews its ratings and rating methodologies on a periodic basis and may decide on a grade change at any time, based on factors that affect our financial strength, such as liquidity, capitalization, asset quality and profitability or due to a downgrade of the Brazilian sovereign rating. Under the criteria utilized by the rating agencies, ratings assigned to Brazilian financial institutions, including to us are constrained by the grades assigned to the Brazilian sovereign. Events that are not subject to our control, such as economic or political crises, may lead to a downgrade of the Brazilian sovereign rating and a corresponding downgrade of the ratings assigned to us. Credit ratings are essential to our capability to raise capital and funding through the issuance of debt and to the cost of such financing. A downgrade or a potential downgrade in our credit ratings could have an adverse impact on our operations, income and risk weighting. This may affect net earnings, capital requirements and return on capital levels, causing a negative impact on our competitive position. Additionally, if our credit ratings were to be downgraded, rating trigger clauses that may be part of our financing agreements with other institutions could result in an immediate need to deliver additional collateral to counterparties or taking other actions under some of our derivative contracts, adversely affecting our interest margins and results of operations. Thus, a failure to maintain favorable ratings and outlooks can affect the cost and availability of our financing through the capital markets and other sources of financing, affecting our interest margins and capacity to operate. 15

Changes or uncertainty in base interest rates could adversely affect us. A significant portion of our business is conducted in Brazil, where the COPOM, establishes the SELIC rate, and uses changes in this rate as an instrument of monetary policy. The SELIC rate is the benchmark interest rate payable to holders of certain securities issued by the Brazilian government and traded on the SELIC System operated by the Central Bank. In recent years, the SELIC rate, has fluctuated significantly reflecting the corresponding volatility in the macroeconomic scenario and inflationary environment. During 2015 and 2016, as a result of increased prospects of inflation and macroeconomic instability, the COPOM increased the SELIC rate, reaching 14.25% and 13.75% as of December 31, 2015 and December 31, 2016, respectively. In the following years, as a result of the widespread decline in inflation, due to the high level of idle capacity in the Brazilian economy and anchored inflation expectations, the Central Bank started a monetary easing cycle and the COPOM has reduced the SELIC rate. As of December 31, 2017, and December 31, 2018, the SELIC rate was 7.00% and 6.50%, respectively. As of December 31, 2019 and December 31, 2020, the SELIC rate was 4.5% and 2.0%, respectively, and started to increase in March 2021, reaching 9.5% in December 2021. As of the date of the filing of this annual report, the SELIC rate was 12.75%. We may face challenges associated with IBOR transition. A significant portion of our income, expenses and liabilities is directly tied to interest rates. Therefore, our results of operations and financial condition are significantly affected by inflation, interest rate fluctuations and related government monetary policies. In addition, various interbank offered rates which are deemed to be “benchmarks” (the “IBORs”, including LIBOR and EURIBOR) are the subject of recent international and other regulatory guidance and proposals for reform. The majority of these reforms are already effective, including the majority of the provisions of Regulation (EU) 2016/1011. On March 5, 2021, the U.K. Financial Conduct Authority (“FCA”) announced that: (i) all seven euro LIBOR settings, all seven Swiss franc LIBOR settings, the spot next, 1-week,2-month and 12-month Japanese yen LIBOR settings, the overnight, 1-week, 2-month and 12-month sterling LIBOR settings, and the 1-week and 2-month US dollar LIBOR settings would cease immediately after December 31, 2021 and (ii) the overnight and 12-month US dollar LIBOR settings would permanently cease immediately after June 30, 2023. This cessation of LIBOR for various currencies at the end of 2021 (and in 2023 for certain tenors of USD LIBOR) will also result in replacement rates being used more widely, including in the instruments documenting certain of our financial obligations. For example, in the U.S., a group convened by the Federal Reserve Board and the Federal Reserve Bank of New York, called the Alternative Reference Rate Committee (“ARRC”) and comprised of a diverse set of private sector entities, has identified the Secured Overnight Financing Rate (or “SOFR”) as its preferred alternative rate for the USD LIBOR and the Federal Reserve Bank of New York has begun publishing SOFR daily. Many banks in the U.S. have begun entering into transactions where interest is determined based on SOFR or plan to do so during the course of 2022, as recommended by ARRC and certain regulators. Additionally, on April 6, 2021, New York Governor Cuomo signed into law legislation that provides for the substitution of SOFR in any LIBOR-based contract governed by New York state law that does not include clear fallback language, once LIBOR is discontinued. Moreover, many financial contracts, including some which govern our financial obligations, include replacement alternatives for LIBOR upon the cessation of LIBOR. It is possible that some U.S. lenders will elect to use alternative rates other than SOFR. Central banks in several other jurisdictions have also announced plans for publishing alternative reference rates for other currencies. Moreover some U.S. lenders may elect to use alternatives rates other than SOFR such as the SOFR rate published by the CME Group which was also formally recommended by the ARRC for cash market products. In addition, in 2021 regulators encouraged financial firms to cease entering into new contracts that use of LIBOR as a reference rate as soon aspracticable and in any event by December 31, 2021. Additionally, on September 13, 2018, the working group on Euro risk-free rates recommended the new Euro short-term rate (“€STR”) as the new risk-free rate for the euro area. The €STR was published for the first time on October 2, 2019. Also, on 11 May 2021 this working group recommended EURIBOR fallback trigger events and replacement rates for EURIBOR based on €STR. Unlike LIBOR, the EURIBOR is not expected to disappear. However, although EURIBOR has been reformed in order to comply with the terms of the Regulation (EU) 2016/1011, it remains uncertain as to how long it will continue in its current form, or whether it will be further reformed or replaced with €STR or an alternative benchmark. This and other reforms may cause IBORs to perform differently than in the past, or to disappear entirely, or have other consequences, which cannot be fully anticipated, which introduce a number of risks for us including legal risks arising from potential changes required to documentation for new and existing transactions, financial risks arising from any changes in the valuation of financial instruments linked to benchmark rates and hedging mismatch, pricing risks arising from how changes to benchmark indices could impact pricing mechanisms on some instruments, operational risks arising from the potential requirement to adapt information technology systems, trade reporting infrastructure and operational processes, and commercial risks arising from the potential 16 impact of communication with customers and engagement during the transition period. Accordingly, the implementation of alternative benchmark rates may have a material adverse effect on our business, results of operations, financial condition and prospects. Operational risk factor We face risks relating to our operations. Operational risks, which may arise from errors in the performance of our processes, the conduct of our employees, instability, malfunction or outage of our IT system and infrastructure, or loss of business continuity, or comparable issues with respect to our vendors, may disrupt our businesses and lead to material losses. We face operational risk arising from errors, accidental or premeditated, made in the execution, confirmation or settlement of transactions or from transactions not being properly recorded, evaluated or accounted for. The occurrence of any of these risks may adversely affect our business, financial results and reputations. We are exposed to failures, deficiency or inadequacy of our internal processes, human error or misconduct and cyberattacks. Additionally, we rely on third-party services. All these factors may adversely affect us. Due to the high volume of daily processing, we are dependent on technology and management of information, which exposes us to eventual unavailability of systems and infrastructure such as power outages, interruption of telecommunication services, and generalized system failures, as well as internal and external events that may affect third parties with which we do business or that are crucial to our business activities (including stock exchanges, clearing houses, financial dealers or service providers) and events resulting from wider political or social issues, such as cyberattacks or unauthorized disclosures of personal information in our possession. We manage and store certain proprietary information and sensitive or confidential data relating to identified or identifiable natural persons, including our clients and to our operations. We may be subject to breaches of the information technology systems we use for these purposes, as well as the theft of technology and intellectual property. Additionally, we operate in many geographic locations and are frequently subject to the occurrence of events outside of our control. Despite the contingency plans we have in place, our ability to conduct business in any of these locations may be adversely impacted by a disruption to the infrastructure that supports our business. We are strongly dependent on technology and thus are vulnerable to viruses, worms and other malicious software, including “bugs” and other problems that could unexpectedly interfere with the operation of our systems and result in data leakage. Operating failures, including those that result from human error or fraud, not only increase our costs and cause losses, but may also give rise to conflicts with our clients, lawsuits, regulatory fines, sanctions, interventions, reimbursements and other indemnity costs. Ethical misconduct and noncompliance – ethical misconduct or breaches of applicable laws by our businesses or our employees could be damaging to our reputation too, and could result in litigation, regulatory action and penalties. All of which may have a material adverse effect on our business, reputation and results of operations. Operational risk also includes legal risk associated with inadequacy or deficiency in contracts signed by us, as well as penalties due to noncompliance with laws and punitive damages to third parties arising from the activities undertaken by us. Additionally, we have essential other services for the proper functioning of our business and technology infrastructure, such as call centers, networks, internet and systems, among others, provided by external or outsourced companies. Impacts on the provision of these services, caused by these companies due to the lack of supply or the poor quality of the contracted services, can affect the conduct of our business as well as our clients. We also rely in certain limited capacities on third- party data management providers whose possible security problems and security vulnerabilities may have similar effects on us. As a result of the COVID-19 pandemic, we have rapidly increased the number of employees working remotely. This may cause increases in the unavailability of our systems and infrastructure, interruption of telecommunication services, generalized system failures and heightened vulnerability to cyberattacks. Accordingly, our ability to conduct our business may be adversely impacted. Failure to protect personal information could adversely affect us. We manage and hold confidential personal information of identified or identifiable natural persons, including clients in the ordinary course of our business. Although we have procedures and controls to safeguard personal information in our possession, unauthorized disclosures or security breaches could subject us to legal action and administrative sanctions, as well as damage that could materially and adversely affect our operating results, reputation, financial condition and prospects. 17

Administrative sanctions include, but are not limited to, sanctions for non-compliance with the Lei Geral de Proteção de Dados (“LGPD”), or Law No. 13,709/2018, which came into effect in September 2020. The LGPD sets out the scenarios in which personal data can be handled, either by physical or digital means, and protects the holders of data from improper use. Additionally, it requires that the way companies handle personal data is based on the law. Further, our business is exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions and reputational or financial harm. In addition, we may be required to report events related to cybersecurity issues, events where client information may be compromised, unauthorized access and other security breaches, to the relevant regulatory authority and to the subjects affected. Any material disruption or slowdown of our systems could cause information, including data related to client requests, to be lost or to be delivered to our clients with delays or errors, which could reduce demand for our services and products and could materially and adversely affect us. Failure to adequately protect ourselves against risks relating to cybersecurity could materially and adversely affect us. We face various cybersecurity risks, including but not limited to: (i) penetration of our information technology systems and platforms, by ill-intentioned third parties, (ii) infiltration of malware (such as computer viruses) into our systems, (iii) contamination (whether intentional or accidental) of our networks and systems by third parties with whom we exchange data, (iv) unauthorized access to confidential client and/or proprietary data by persons inside or outside of our organization, and (v) cyber-attacks causing systems degradation or service unavailability that may result in business losses. We have seen in recent years computer systems of companies and organizations being targeted, not only by cyber criminals, but also by activists and rogue states. We define cyberattack as any type of offensive maneuver employed by states, nations, individuals, groups or organizations that targets computer information systems, infrastructure, networks and/or personal devices, using varied means, such as denial of service, malware and phishing, for the purpose of stealing, altering or destroying a specific target by hacking into a technological susceptible system. Cyberattacks can range from the installation of viruses on a personal computer to attempts to destroy the infrastructure of entire nations. We are exposed to this risk over the entire lifecycle of information, from the moment it is collected to its processing, transmission, storage, analysis and destruction. For example, in 2020, SolarWinds Inc., one of our third-party software service providers, was subject to a data security incident and, in 2021, are mote code execution vulnerability in Apache Log4j was identified as affecting large amounts of systems worldwide. In these instances, our cybersecurity team promptly took steps to determine whether we were adversely impacted and to contain and remediate the incidents. We completed investigations of these incidents and concluded that they resulted in no material adverse impact to us, but there can be no guarantee we will not experience such an impact in the future, as we are subject to cyber threats that occur every day. A successful cyberattack may result in unavailability of our services, leak or compromise of the integrity of information and could give rise to the loss of significant amounts of client data and other sensitive information, as well as significant levels of liquid assets (including cash) as well as damage to our image, directly affecting our customers and partners. In addition, cyberattacks could give rise to the disabling of our information technology systems used to service our clients. As attempted attacks continue to evolve in scope and sophistication, we may incur significant costs in our attempt to modify or enhance our protective measures against such attacks, or to investigate or remediate any vulnerability or resulting breach. If we fail to effectively manage our cybersecurity risk, for example, by failing to update our systems and processes in response to new threats, this could harm our reputation and adversely affect our operating results, financial condition and prospects through the payment of client compensation, regulatory penalties and fines and/or through the loss of assets. In addition, we are also subject to cyber-attacks against critical infrastructures of Brazil or of the other countries where we operate. Our information technology systems are dependent on such critical infrastructure and any cyber-attack against such critical infrastructure could negatively affect our ability to service our clients. We also help third parties to adapt their infrastructure to work securely from home. There are also requirements related to the information security process, such as the LGPD, CVM Resolution No. 35/2021, CMN Resolution No. 4,893/2021, Central Bank Resolution No. 85/2021 and SUSEP Circular No.638/2021, that we are required to comply with. We agree on the importance of mitigating cyber risks and the related controls are continuous monitored to ensure effectiveness as any failure to comply with these regulatory requirements could adversely affect us. 18

The loss of senior management, or our ability to attract and maintain key personnel, could have a material adverse effect on us. Our ability to maintain our competitive position and implement our strategy depends on our senior management. The loss of some of the members of our senior management, or our inability to maintain and attract additional personnel, could have a material adverse effect on our operations and our ability to implement our strategy. Our performance and success are largely dependent on the talents and efforts of highly skilled individuals. Talent attraction and retention is one of the key pillars for supporting the results of our organization, which is focused on client satisfaction and sustainable performance. Our ability to attract, develop, motivate and retain the right number of appropriately qualified people is critical to our performance and ability to thrive globally. Concurrently, we face the challenge to provide a new experience to employees, so that we are able to attract and retain highly-qualified professionals who value environments offering equal opportunities and who wish to build up their careers in dynamic, cooperative workplaces, which encourage diversity and meritocracy and are up to date with new work models. Also, our current business scenario demands not only a careful look at traditional careers, but also at new career paths that are indispensable for our future. Our performance could be adversely affected if we are unable to attract, retain and motivate key talent. As we are highly dependent on the technical skills of our personnel, including successors to crucial leadership positions, as well as their relationships with clients, the loss of key components of our workforce ( particularly to emerging competitors, such as start-ups and fintechs), could make it difficult to compete, grow and manage the business. A loss of such expertise could adversely affect our financial performance, future prospects and competitive position. This loss can further affect our businesses if we lose any key employee who is difficult to replace due to a booming talent market (such as data scientists, product managers, designers and others) or to diversity profiles (such as women in leadership roles). Misconduct of our employees or representatives may adversely affect us. Our business is based on institutional principles (“Our Way”), among which are “it’s only good for us if it’s good for the client” and “ethics are non-negotiable”. However, part of the customer relationship depends on direct interaction with our employees or representatives. We cannot assure you that our individual employees will always comply with our internal policies and that our internal procedures will effectively monitor and identify misbehavior. Deviations in behavior such as inappropriate sales practices and improper use of information may occur. These risks can give rise to customer attrition, need of compensation or reimbursements, litigation and, according to its extension, may expose the institution to reputation risk, financial and credibility losses with the market and regulators. We may not be able to prevent our officers, employees or third parties acting on our behalf from engaging in situations that qualify as corruption in Brazil or in any other jurisdiction, which could expose us to administrative and judicial sanctions, as well as have an adverse effect to us. We are subject to Brazilian anticorruption legislation, and similarly-focused legislation of the other countries where we have branches and operations, as well as other anticorruption laws and regulatory regimes with a transnational scope. These laws require the adoption of integrity procedures to mitigate the risk that any person acting on our behalf may offer an improper advantage to a public agent in order to obtain benefits of any kind. Applicable transnational legislation, such as the U.S. Foreign Corrupt Practices Act and U.K. Bribery Act, as well as the applicable Brazilian legislation (mainly Brazilian Law No. 12,846/2013 – Lei Anticorrupção Brasileira), require us, among other things, the maintenance of policies and procedures aimed at preventing any illegal or improper activities related to corruption involving government entities and officials in order to secure any business advantage, and require us to maintain accurate books and a system of internal controls to ensure the accuracy of our books and prevent illegal activities. We have policies and procedures designed to prevent bribery and other corrupt practices. However, unauthorized actions by our officers, employees or third parties acting on our behalf in breach of our internal policies may qualify as corruption in Brazil or in other jurisdiction and we could be exposed to administrative and judicial sanctions, accounting errors or adjustments, monetary losses and reputational damages or other adverse effects. The perception or allegations that we, our employees, our affiliates or other persons or entities associated with us have engaged in any such improper conduct, even if unsubstantiated, may cause significant reputational harm and other adverse effects. 19

We operate in international markets which subject us to risks associated with the legislative, judicial, accounting, regulatory, political and economic risks and conditions specific to such markets, which could adversely affect us or our foreign units. We operate in various jurisdictions outside of Brazil through branches, subsidiaries and affiliates, and we expect to continue to expand our international presence. We face, and expect to continue to face, additional risks in the case of our existing and future international operations, including: political instability, adverse changes in diplomatic relations and unfavorable economic and business conditions in the markets in which we currently have international operations or into which we may expand; more restrictive or inconsistent government regulation of financial services, which could result in increased compliance costs and/or otherwise restrict the manner in which we provide our services; and difficulties in managing operations and adapting to cultural differences, including issues associated with (i) business practices and customs that are common in certain foreign countries but might be prohibited by Brazilian law and our internal policies and procedures and (ii) management and operational systems and infrastructures, including internal financial control and reporting systems and functions, staffing and managing of foreign operations, which we might not be able to do effectively or cost efficiently. As we expand into these and additional markets these risks could be more significant and have the potential to have an adverse impact on us. Liquidity risk factor We face risks relating to liquidity of our capital resources. Liquidity risk, as we understand it, is the risk that we will not have sufficient financial resources to meet our obligations by the respective maturity dates or that we will honor such obligations but at an excessive cost. This risk is inherent in the activities of any commercial or retail bank. Our capacity and cost of funding may be impacted by a number of factors, such as changes in market conditions (e.g., in interest rates), credit supply, regulatory changes, systemic shocks in the banking sector, and changes in the market’s perception of us, among others. In scenarios where access to funding is scarce and/or becomes too expensive, and the access to capital markets is either not possible or is limited, we may find ourselves obliged to increase the return rate paid to deposits made to attract more clients and/or to settle assets not compromised and/or potentially devalued so that we will be able to meet our obligations. If the market liquidity is reduced, the demand pressure may have a negative impact on prices, since natural buyers may not be immediately available. Should this happen, we may have a significant negative goodwill on assets, which will impact the bank’s results and financial position. The persistence or worsening of such adverse market conditions or rises in basic interest rates may have a material adverse impact on our capacity to access capital markets and on our cost of funding. Market risk factor The value of our securities and derivatives is subject to market fluctuations due to changes in Brazilian or international economic conditions and, as a result, may subject us to material losses. Market risk is the risk of losses due to movements in financial market prices. The securities and derivative financial instruments in our portfolio may cause us to record gains and losses, when sold or marked to market (in the case of trading securities), and may fluctuate considerably from period to period due to domestic and international economic conditions. In addition, we may incur losses from fluctuations in the market value of positions held, including risks associated with transactions subject to variations in foreign exchange rates, interest rates, price indexes, equity and commodity prices. We cannot predict the amount of realized or unrealized gains or losses for any future period. Gains or losses on our investment portfolio may not contribute to our net revenue in the future or may cease to contribute to our net revenue at levels consistent with more recent periods. We may not successfully realize the appreciation or depreciation now existing in our consolidated investment portfolio or in any assets of such portfolio. 20

Hedge risk factor Our hedge strategy may not be able to prevent losses We use diverse instruments and strategies to hedge our exposures to a number of risks associated with our business, but we may incur losses if such hedges are not effective. We may not be able to hedge our positions, or do so only partially, or we may not have the desired effectiveness to mitigate our exposure to the diverse risks and market in which we are involved. Any of these scenarios may adversely affect our business and financial results. Underwriting risk factor Inadequate pricing methodologies for insurance, pension plan and premium bond products may adversely affect us. Our insurance and pension plan subsidiaries establish prices and calculations for our insurance and pension products based on actuarial or statistical estimates. The pricing of our insurance and pension plan products is based on models that include a number of assumptions and projections that may prove to be incorrect, since these assumptions and projections involve the exercise of judgment with respect to the levels and timing of receipt or payment of premiums, contributions, provisions, benefits, claims, expenses, interest, investment results, retirement, mortality, morbidity, and persistence. We could suffer losses due to events that are contrary to our expectations directly or indirectly based on incorrect biometric and economic assumptions or faulty actuarial bases used for contribution and provision calculations. Although the pricing of our insurance and pension plan products and the adequacy of the associated reserves are reassessed on a yearly basis, we cannot accurately determine whether our assets supporting our policy liabilities, together with future premiums and contributions, will be sufficient for the payment of benefits, claims, and expenses. Accordingly, the occurrence of significant deviations from our pricing assumptions could have an adverse effect on the profitability of our insurance and pension products. In addition, if we conclude that our reserves and future premiums are insufficient to cover future policy benefits and claims, we will be required to increase our reserves and record these effects in our financial statements, which may have a material adverse effect on us. Management Risk Factor Our policies, procedures and models related to risk control may be ineffective and our results may be adversely affected by unexpected losses. Our risk management methods, procedures and policies, including our statistical models and tools for risk measurement, such as value at risk, or VaR, for market risk default probability estimation models for credit risk or customer unusual behavior models for fraud detection or money-laundering risk identification, may not be fully effective in mitigating our risk exposure in all economic environments or against all types of risks, including those that we fail to identify or anticipate. Some of our qualitative tools and metrics for managing risk are based on our observations of the historical market behavior. In addition, due to limitations on information available in Brazil, to assess clients’ creditworthiness, we rely largely on credit information available from our own databases, on certain publicly available consumer credit information and other sources. We apply statistical and other tools to these observations and data to quantify our risk exposure. These tools and metrics may fail to predict all types of future risk exposures. These risk exposures, for example, could arise from factors we did not anticipate or correctly evaluate in our statistical models. This would limit our ability to manage our risks. Our losses, therefore, could be significantly greater than indicated by historical measures. In addition, our quantified modeling may not take all risks into account. Our qualitative approach to managing those risks could prove insufficient, exposing us to material unexpected losses. Our results of operations and financial position depend on our ability to evaluate losses associated with risks to which we are exposed and on our ability to build these risks into our pricing policies. We recognize an allowance for loan losses aiming at ensuring an allowance level compatible with the expected loss, according to internal models credit risk measurement. The calculation also involves significant judgment on the part of our management. Those judgments may prove to be incorrect or change in the future depending on information as it becomes available. These factors may adversely affect us. 21

Strategy risk factor Our business strategy may not provide us the results we expect. Our strategy and challenges are determined by management based on related assumptions, such as the future economic environment, and the regulatory, political and social scenarios in the regions in which we operate. These assumptions are subject to inaccuracies and risks that might not be identified or anticipated. Accordingly, the results and consequences arising from any possible inaccurate assumptions may compromise our capacity to fully or partially implement strategies and capital expenditure plans, as well as to achieve the results and benefits expected therefrom, which might give rise to financial losses and reduce the value creation to our stockholders. Additionally, factors beyond our control, such as, but not limited to, economic and market conditions, changes in laws and regulations, including regulations limiting fees or interest rates and fostering an increasingly competitive scenario, and other risk factors stated in this annual report may make it difficult or impossible to implement fully or partially our business model and also our achieving the results and benefits expected from our business plan. Adverse changes to the political and economic scenario in Latin America may affect some of the challenges we have taken on, such as the internationalization of our business, since our strategy to strengthen our position in other countries is also dependent on the respective economic performance of these countries. The integration of acquired or merged businesses involves certain risks that may have a material adverse effect on us. As part of our growth strategy in the Brazilian and Latin American financial sector, we have engaged in a number of mergers, acquisitions and partnerships with other companies and financial institutions in the past and may pursue further such transactions in the future. When we do announce, our stock price may fall depending on the size of the acquisition. Even though we review the companies we plan to acquire, it is generally not viable for these reviews to be complete in all respects. Any such transactions involve risks, such as the possible incurrence of unanticipated costs as a result of difficulties in integrating systems, finance, accounting and personnel platforms, failure in diligence or the occurrence of unanticipated contingencies, as well as the breach of the transaction agreements by counterparties. In addition, we may not achieve the operating and financial synergies and other benefits that we expected from such transactions in a timely manner, on a cost-effective basis or at all. There is also the risk that antitrust and other regulatory authorities may impose restrictions or limitations on the transactions or on the businesses that arise from certain combinations or impose fines or sanctions due to the interpretation by the authorities of irregularities with respect to a corporate merger, consolidation or acquisition. If we are unable to take advantage of business growth opportunities, cost savings, operating efficiencies, revenue synergies and other benefits we anticipate from mergers and acquisitions, or if we incur greater integration costs than we have estimated, then we may be adversely affected. Reputational risk factor Damage to our reputation could harm our business and outlook. We are highly dependent on our image and credibility to generate business. A number of factors may tarnish our reputation and generate a negative perception of the institution by our clients, counterparties, stockholders, investors, supervisors, commercial partners and other stakeholders, such as noncompliance with legal obligations, making irregular sales to clients, dealing with suppliers with questionable ethics, negative publicity, unauthorized disclosure of client data, inappropriate behavior by our employees, and third-party failures in risk management, among others. In addition, certain significant actions taken by third parties, such as competitors or other market participants, may indirectly damage our reputation with clients, investors and the market in general. If we are unable, or are perceived unable, to properly address these issues we may be subject to penalties, fines, class actions, and regulatory investigations, among others. Damages to our reputation among clients, investors and other stakeholders may have a material adverse effect on our business, financial performance and prospects. 22

Financial Reporting risk factor We make estimates and assumptions in connection with the preparation of our financial statements, and any changes to those estimates and assumptionscould have a material adverse effect on our operating results. In connection with the preparation of our financial statements, we use certain estimates and assumptions based on historical experience and other factors. While we believe that these estimates and assumptions are reasonable under the circumstances, they are subject to significant uncertainties, some of which are beyond our control. Should any of these estimates and assumptions change or prove to have been incorrect, our reported operating results could be materially adversely affected. As a result of the inherent limitations in our disclosure and accounting controls, misstatements due to error or fraud may occur and not be detected. Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in reports we file with or submit to the SEC under the Exchange Act is accumulated and communicated to management, recorded, processed summarized and reported within the time periods specified in SEC rules and forms. We believe that any disclosure controls and procedures or internal controls and procedures, including related accounting controls, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. In addition, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Any failure by us to maintain effective internal control over financial reporting may adversely affect investor confidence in our company and, as a result, the value of investments in our securities. We are required under the Sarbanes-Oxley Act of 2002 to furnish a report by our management on the effectiveness of our internal control over financial reporting and to include a report by our independent auditors attesting to such effectiveness. Any failure by us to maintain effective internal control over financial reporting could adversely affect our ability to report accurately our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent auditors determine that we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market prices of our shares and ADSs could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies subject to SEC regulation, also could restrict our future access to the capital markets. We adopt Brazilian accounting standards and managerial disclosures that differ from foreign standards, including from the U.S., with which U.S.stockholders are familiar. For regulatory purposes, we prepare and make available consolidated financial statements under IFRS issued by IASB and under the Brazilian GAAP, which may differ from US GAAP in a number of ways. We use Brazilian GAAP for filing with the Brazilian Securities and Exchange Commission (“CVM”) and for calculation of payment of dividends and tax liabilities. Furthermore, we disclose quarterly reports on managerial financial information not required in other countries. U.S. investors may be unfamiliar with these different accounting standards and managerial disclosures adopted by us. Concentration risk factor We face risks related to market concentration. Concentration risk is the risk associated with potentially high financial losses triggered by significant exposure to a particular component of risk, whether it be related to a particular counterparty, industry, geographic region, mitigating instruments, index or currency. Examples of such risks include significant exposure to a single counterparty, to counterparties operating in the same economic sector or geographical region, to businesses segments or credit products, or to financial instruments that depend on the same index or currency. We believe that failure to diversify transactions with respect to a particular risk factor could generate material financial loss for us. 23

Competition risk factor We face risks associated with the increasingly competitive environment, and recent consolidations in the Brazilian banking industry, as well as competition based on technological alternatives to traditional banking services. The Brazilian market for financial services is highly competitive. We face increasing and significant competition from other Brazilian and international banks, in addition to other non-financial companies competing in certain segments of the financial industry in which we operate. These latter competitors may not be subject to the same regulatory and capital requirements that we are and, therefore, may be able to operate with less stringent regulatory requirements. Competition has increased as a result of recent consolidations among financial institutions in Brazil and of regulations that (i) increase the ability of clients to switch business between financial institutions, (ii) with the client’s permission, grant access to financial and personal information in such institutions, and (iii) establish rules for an instant payment arrangement. Furthermore, digital technologies are changing the ways customers access financial services and the competitive environment with respect to such services. The use of digital channels has risen steadily over the past few years. In this context, new competitors are seeking to disrupt existing business models through technological alternatives to traditional financial services. If we are not successfully able to compete with these disruptive business models and markets (such as startups and fintechs), we may lose market share and, consequently, lower our margins and profitability. Such increased competition may also adversely affect us by, among other things, limiting our ability to retain or increase our current client base and to expand our operations, or by impacting the fees and rates we adopt, which could reduce our profit margins on financial and other services and products we offer. We are subject to Brazilian antitrust legislation and that of other countries in which we operate or will possibly operate. We are in a dominant position in certain Brazilian banking markets and, therefore, may be subject to the Brazilian antitrust laws including No. 12,529/11, which address, among other matters, violation of the economic order. Accordingly, we may be subject to penalties from Brazilian antitrust authorities, especially administrative fines and divestiture of assets. Additionally, we are subject to the antitrust legislation in the jurisdictions where we operate, such as the antitrust laws of the U.S. (Sherman Act and Clayton Antitrust Act) and of the European Union (Articles 101 and 102 of the Treaty on the Functioning of the European Union). Consequently, we cannot assure that Brazilian and foreign antitrust regulations will not adversely affect our business in the future. b) Its parent company, direct or indirect, or control group Strategy risk factor Our controlling stockholder has the ability to direct our business. As of December 31, 2021, IUPAR, our controlling stockholder, directly owned 51.71% of our common shares and 26.15% of our total share capital, giving it the power to appoint and remove our directors and officers and determine the outcome of any action requiring stockholder approval, including transactions with related parties, corporate reorganizations and the timing and of dividend payments. In addition, IUPAR is jointly controlled by Itaúsa, which, in turn, is controlled by the Egydio de Souza Aranha family, and by Cia. E. Johnston, which in turn is controlled by the Moreira Salles family. The interests of IUPAR, Itaúsa and the Egydio de Souza Aranha and Moreira Salles families may be different from the interests of our other stockholders. Certain of our directors are affiliated with IUPAR and circumstances may arise in which the interests of IUPAR and its affiliates conflict with the interests of our other stockholders. To the extent that these and other conflicting interests exist, our stockholders will depend on our directors duly exercising their fiduciary duties as members of our Board of Directors. Notwithstanding, according to Brazilian Corporate Law the controlling stockholders should always vote in the interest of the company. In addition, they are prohibited from voting in cases of conflict of interest in the matter to be decided. c) Its stockholders Risk Factors for ADS Holders 24

The relative price volatility and limited liquidity of the Brazilian capital markets may significantly limit the ability of our investors to sell the preferred shares underlying our ADSs, at the price and time they desire. The investment in securities traded in emerging markets frequently involves a risk higher than an investment in securities of issuers from the U.S. or other developed countries, and these investments are generally considered more speculative. The Brazilian securities market is smaller, less liquid, more concentrated and can be more volatile than markets in the U.S. and other countries. Thus, an investor’s ability to sell preferred shares underlying ADSs at the price and time the investor desires may be substantially limited. The preferred shares underlying our ADSs do not have voting rights, except in specific circumstances. Pursuant to our Bylaws, the holders of preferred shares and therefore of our ADSs are not entitled to vote in our general stockholders’ meetings, except in specific circumstances. Even in such circumstances, ADS holders may be subject to practical restrictions on their ability to exercise their voting rights due to additional operational steps involved in communicating with these stockholders, as mentioned below. According to the provisions of the ADSs deposit agreement, in the event of a general stockholders’ meeting, we will provide notice to the depositary bank, which will, to the extent practicable, send such notice to ADS holders and instructions on how such holders can participate in such general stockholders’ meeting, and ADS holders should instruct the depositary bank on how to vote in order to exercise their voting rights. This additional step of instructing the ADS depositary bank may make the process for exercising voting rights longer for ADS holders. Holders of ADSs may be unable to exercise preemptive rights with respect to our preferred shares We may not be able to offer the U.S. holders of our ADSs preemptive rights granted to holders of our preferred shares in the event of an increase of our share capital by issuing preferred shares unless a registration statement relating to such preemptive rights and our preferred shares is effective or an exemption from such registration requirements of the Securities Act is available. As we are not obligated to file a registration statement relating to preemptive rights with respect to our preferred shares, we cannot assure that preemptive rights will be offered to you. In the event such registration statement is not filed (or in case filed, not declared effective) or if the exemption from registration is not available, the U.S. holders of our ADSs may not receive any value from the granting of such preemptive rights and have their interests in us diluted. The surrender of ADSs may cause the loss of the ability to remit foreign currency abroad and of certain Brazilian tax advantages While ADS holders benefit from the electronic certificate of foreign capital registration obtained in Brazil by the custodian for our preferred shares underlying the ADSs, which permits the depositary bank to convert dividends and other distributions with respect to the preferred shares underlying the ADSs into foreign currency and remit the proceeds abroad, the availability and requirements of such electronic certificate may be adversely affected by future legislative changes. If an ADS holder surrenders the ADSs and, consequently, receives preferred shares underlying the ADSs, such holder will have to register its investment in the preferred shares with the Central Bank either as (i) a Foreign Direct Investment, subject to Law No. 4,131/62, which will require an electronic certificate of foreign capital registration, the Electronic Declaratory Registration of Foreign Direct Investment (RDE-IED), or (ii) as a Foreign Investment in Portfolio, subject to Resolution CMN No. 4,373/14, which among other requirements, requires the appointment of a financial institution in Brazil as the custodian of the preferred shares (except in case the foreign investor is a natural person) and legal representative of the foreign investor in the Electronic Declaratory Registration of Portfolio (RDE – Portfolio). The failure to register the investment in the preferred shares as foreign investment under one of the regimes mentioned above (E.g. RDE – IED or RDE – Portfolio) will impact the ability of the holder non-resident in Brazil to dispose of the preferred shares and to receive dividends. Moreover, upon receipt of the preferred shares underlying the ADSs, Brazilian regulations require the investor to enter into corresponding exchange rate transactions taxes may be due on these exchange rate transactions. The tax treatment for the remittance of distributions on, and the proceeds from any sale of, our preferred shares may be less favorable in case a holder of preferred shares obtains the RDE-IED instead of the RDE-Portfolio. In addition, if a holder of preferred shares attempts to obtain an electronic certificate of foreign capital registration, such holder may incur expenses or suffer delays in the application process, which could impact the investor’s ability to receive dividends or distributions relating to our preferred shares or the return of capital on a timely manner. 25

The holders of ADSs have rights that differ from those of stockholders of companies organized under the laws of the U.S. or other countries Our corporate affairs are governed by our Bylaws and Brazilian Corporate Law, which may have legal principles that differ from those that would apply if we were incorporated in the U.S. or in another country. Under Brazilian Corporate Law, the holders of ADSs and the holders of our preferred shares may have different rights with respect to the protection of investor interests, including remedies available to investors in relation to any actions taken by our Board of Directors or the holders of our common shares, which may be different from what is provided in U.S. law or the law of another country. d) Its subsidiary and affiliated companies As we are a holding company, the risk factors that may influence the decision to invest in our securities arise essentially from the risk factors to which our subsidiary and affiliated companies are exposed, as described in Item 4.1. e) Its suppliers Operational risk factor Some factors include events that are fully or partially beyond our control, such as power outages, interruption of telecommunication services, and generalized system failures, as well as internal and external events that may affect third parties with which we do business or that are crucial to our business activities (including stock exchanges, clearing houses, financial dealers or service providers). We have an ongoing supplier assessment process that mitigates the risk of interruption of the provision of services and materials and of situations that may impact the bank’s image. The operational risks reported in the letter “a” of this item are the same for this section. f) Its clients Credit risks factor Past performance of our loan portfolio may not be indicative of future performance, changes in the profile of our business may adversely affect our loan portfolio. In addition, the value of any collateral securing our loans may not be sufficient, and we may be unable to realize the full value of the collateral securing our loan portfolio. Our historical loan loss experience may not be indicative of our future loan losses. While the quality of our loan portfolio is associated with the default risk in the sectors in which we operate, changes in our business profile may occur due, among other factors, to our organic growth, merger and acquisition activity, changes in local economic and political conditions, a slowdown in customer demand, an increase in market competition, the outbreak of communicable diseases such as COVID-19, changes in regulation and in the tax regimes applicable to the sectors in which we operate and other related changes in countries in which we operate and in the international economic environment, including as a result of escalating military tension between Russia and Ukraine. Our results of operations and financial position depend on our ability to evaluate losses associated with risks to which we are exposed. We recognize an allowance for loan losses based on our current assessment and expectations regarding various factors that affect the quality of our loan portfolio. If we are unable to control or reduce the level of nonperforming or low-quality loans, we may be adversely affected. For example, historically, when Brazilian banks increased their loan portfolio to consumers, particularly in the automotive sector, this increased demand for vehicle loans has been followed by a significant rise in the level of consumer indebtedness, leading to high nonperforming loan rates. As a result, many financial institutions recorded higher loan losses due to an increased volume of provisions and a decrease in loans for vehicle acquisition. Any changes affecting any of the sectors to which we have significant lending exposure, and changes in the value of the collateral securing our loans, may result in a reduction in the value we realize from collateral and in our loan portfolio. Consequentially, it may have an adverse impact on our results of operations and financial condition, and it could also adversely affect the growth rate and the mix of our loan portfolio. 26

In addition, if we are unable to recover sums owed to us under secured loans in default through extrajudicial measures such as restructurings, our last recourse with respect to such loans may be to enforce the collateral secured in our favor by the applicable borrower. Depending on the type of collateral granted, we either have to enforce such collateral through the courts or through extrajudicial measures. However, even where the enforcement mechanism is duly established by the law, Brazilian law allows borrowers to challenge the enforcement in the courts, even if such challenge is unfounded, which can delay the realization of value from the collateral. In addition, our secured claims under Brazilian law will in certain cases rank below those of preferred creditors such as employees and tax authorities. As a result, we may not be able to realize value from the collateral or may only be able to do so to a limited extent or after a significant amount of time, thereby potentially adversely affecting our financial condition and results of operations. g) Economic sectors in which the issuer operates Macroeconomic Risk Factors International Scenario Changes in macroeconomic and geopolitical conditions may adversely affect us. Our operations are dependent upon the macroeconomic and geopolitical conditions of several countries, including countries in which we and our clients do business, in particular Latin American countries. Crises and volatility in the financial markets of countries other than Brazil may affect the global financial markets and the Brazilian economy and may have a negative impact on our operations. The demand for credit and financial services, as well as our clients’ ability to repay, is directly impacted by macroeconomic variables, such as economic growth, income, unemployment rate, inflation, and fluctuations in interest and foreign exchange rates, as well as by geopolitical variables. For example, the recent action of Russian military forces in Ukraine has escalated tensions between Russia and the United States, the North Atlantic Treaty Organization (“NATO”), the European Union and the United Kingdom (“U.K”). The United States has imposed, and is likely to impose material additional, financial and economic sanctions and export controls against certain Russian organizations and/or individuals, with similar actions either implemented or planned by the EU and the U.K. and other jurisdictions. In addition, the military conflict between Russia and Ukraine has increased many commodity prices, such as the prices of energy and oil. While the invasion continues toward major Ukrainian cities, the United States, the European Union and the U.K. and other jurisdictions are likely to impose additional material, financial and economic, sanctions and export controls, including against the Russian energy sector, in which the country is an important global producer. Such actions and sanctions could have negative impacts on regional and global financial markets and economic conditions, including disruptions/ interruptions in distribution channels, new price surges and increases in inflation across countries. Such events could have a material adverse effect on our business and financial performance, including through increased costs of compliance, restrictions on our and our clients´ ability to enter into transactions with counterparties in specific regions of the world, higher volatility in foreign currency exchange rates, and increased input costs (such as energy). Moreover, disruptions and volatility in the global financial markets may have significant consequences in the countries in which we operate, such as volatility in the prices of securities, interest rates and foreign exchange rates. Higher uncertainty and volatility may result in a slowdown in the credit market and the economy, which, in turn, could lead to higher unemployment rates and a reduction in the purchasing power of consumers. In addition, such events may significantly impair our clients’ ability to perform their obligations and increase overdue or non-performing loans, resulting in an increase in the risk associated with our lending activity. In addition, the economic and market conditions of other countries, including the United States, countries of the European Union, and emerging markets, may affect the credit availability and the volume of foreign investments in Brazil and in the countries in which we do business, to varying degrees. The strong and rapid rise in COVID-19 cases around the world suggests that the Omicron, the latest variant of the virus, is highly contagious. The Omicron wave has surpassed that of previous variants in total number of infections, despite the high levels of vaccination. However, hospitalizations have seen a much more modest increase, and deaths have not risen significantly in the last few months. The current available information suggests that the Omicron variant could be less lethal despite being highly transmissible. Other than that, current high levels of vaccination in several countries and the distribution of booster doses may also be providing a defense against the disease. As a result, the Omicron-driven surge in cases has led to milder restrictions and have had a more limited impact on global economic activity. The impact has been higher in China, which has adopted a zero-COVID-19 policy. However, the risk of new variants other than the Omicron variant remains and reinforces the importance of booster shots and of updating vaccines to fight virus mutations. A new surge in infections arising, for example from new strains 27 of the virus and any event that might hinder governments further controlling the spread of COVID-19 may lead to governments having to reimpose restrictions on mobility to try to contain the further spread of the disease, thus leading to a suppression of economic activity. Although these risks have decreased, their materialization would affect global growth and may decrease investors’ interest in assets from Brazil and other countries in which we do business, which would adversely affect the market price of our securities, possibly making it more difficult for us to access capital markets and, as a result, to finance our operations in the future. Additionally, inflation has been rising globally, which for developed markets will mean a faster withdraw of monetary stimulus that can affect emerging economies and thus our operations. Fed is likely to raise rates above neutral this year and closer to 4.0% in 2023, and to begin a significant balance sheet reduction in May 2022. ECB is also expected to move toward policy normalization. ECB is likely to end quantitative easing (QE) and to start raising rates in third quarter of 2022. A faster withdrawal of monetary stimulus in developed economies and the increase of interest rates can affect emerging economies and thus affect our operations. We are exposed to certain risks that are particular to emerging and other markets In conducting our business in Brazil, as well as other emerging markets, we are subject to political, economic, legal, operational and other risks that are inherent to operating in these countries. Banks that operate in countries considered to be emerging markets, including us, may be particularly susceptible to disruptions and reductions in the availability of credit or increases in financing costs, which may have a material adverse impact on our operations. In particular, the availability of credit to financial institutions operating in emerging markets is significantly influenced by an aversion to global risk. In addition, any factor impacting investor confidence, such as a downgrade in sovereign credit ratings (since the ratings of financial institutions, such as us, tends to be capped to the sovereign’s rating) or an intervention by a government or monetary authority in one of such markets, may affect the price or availability of resources for financial institutions in any of these markets, which may affect us. Political events will be key determinants of asset prices in the region once again. Elections in Brazil and Colombia will be major events, while in Chile the work of the constitutional assembly to write a new constitution will be closely watched, as markets wait for more policy signals from the recently elected administration. The IMF approved a new program with Argentina in March, amounting to USD 44 billion (total disbursements over a period of 30 months). But there are already new hurdles to the implementation of agreed policies due to the new reality of energy commodity prices, which opens up the possibility of waivers. Crises in these countries may decrease investors’ interest in Brazilian assets, which may materially and adversely affect the market price of our securities, making it more difficult for us to access capital markets and, as a result, to finance our operations in the future. Global financial crises, in addition to the Brazilian macroeconomic and political environment, may also affect the market price of securities of Brazilian issuers in a material and adverse way or lead to other negative effects in Brazil and in the countries in which we operate and have a material adverse effect on us. Domestic Scenario Brazilian authorities exercise influence over the Brazilian economy. Changes in fiscal, monetary and foreign exchange policies as well as a deterioration of government fiscal accounts, may adversely affect us. Our operations are highly dependent upon the performance of the Brazilian economy. The demand for credit and financial services, as well as our clients’ ability to make payments when due, is directly impacted by macroeconomic variables, such as economic growth, income, unemployment, inflation, and fluctuations in interest and foreign exchange rates. Brazilian GDP grew 1.2% in 2019 and decreased 3.9% in 2020. In 2021, GDP increased 4.6%. For 2022, we expect a slowdown in the Brazilian GDP growth to 1.0%, caused mainly by the impact of high interest rates on aggregate demand. Omicron became the dominant variant after the 2021 holiday season, leading to a sharp increase in COVID-19 cases and moderate pressure on hospitals in the beginning of 2022. The number of new cases has decreased sharply since February 2022, but the risk of new COVID-19 variants remains and reinforces the importance of booster shots and of updating vaccines to fight virus mutations. Moreover, there is a great deal of political uncertainty around the outcome of the 2022 presidential elections in Brazil. In the long term, growth may be limited by a number of factors, including structural factors, such as inadequate infrastructure, which entail risks of potential energy shortages and deficiencies in the transportation sector, among others, and a lack of qualified professionals, which can reduce the country’s productivity and efficiency levels. Low levels of national savings require relatively large financial flows from abroad, which may falter if political and fiscal instability is perceived by foreign investors. Depending on their intensity, these factors could lead to decreasing employment rates and to lower income and consumption levels, which could result in 28 increased default rates on loans we grant for individuals and non-financial corporations and, therefore, have a material adverse effect on us. Brazilian authorities intervene from time to time in the Brazilian economy, through changes in fiscal, monetary, foreign exchange policies, and in state-owned public companies—which may adversely affect us. These changes may impact variables that are crucial for our growth strategy (such as foreign exchange and interest rates, liquidity in the currency market, tax burden, and economic growth), thus limiting our operations in certain markets, affecting our liquidity and our client’s ability to pay, the risk appetite of foreign investors with respect to Brazil and, consequently, affecting our business, results of operations and financial condition. Fiscal The consolidated public sector delivered a primary budget surplus of 0.7% of GDP in 2021, marking the first positive result since 2013. In 2022, we expect the primary result of GDP to decrease 0.2%. Public debt decreased from 88.8% in 2020 to 80.3% of GDP in 2021 and is expected to remain stable 80% of GDP in 2022, but to increase again in 2023. Structurally, high indebtedness and an uncertain fiscal framework suggest a major risk to Brazil’s fiscal path. If the government fails to persist with the fiscal adjustment agenda, the local economy would be negatively impacted, with a depreciation of the Brazilian real, an increase in inflation and interest rates and a deceleration of economic growth, thus adversely affecting our business, results of operations and financial condition. Monetary Sudden increases in prices and long periods of high inflation may cause, among other effects, loss of purchasing power and distortions in the allocation of resources in the economy. Measures to combat high inflation rates include a tightening of monetary policy, with an increase in the SELIC, resulting in restrictions on credit and short-term liquidity, which may have a material adverse effect on us. Changes in interest rates may have a material effect on our net margins, since they impact our costs of funding and granting credit. In addition, increases in the SELIC rate could reduce demand for credit and increase the costs of our reserves and the risk of default by our clients. Conversely, decreases in the SELIC rate could reduce our gains from interest-bearing assets, as well as our net margins. The Central Bank’s Monetary Policy Committee (the “COPOM”) was created on June 20, 1996 and is responsible for setting the SELIC rate. The COPOM meets eight times a year, every 45 days. The aim in creating the COPOM was to enhance monetary policy transparency and confer adequate regularity to the monetary policy decision-making process. Currently, many central banks around the world follow similar procedures, facilitating the decision-making process, monetary policy transparency and communication with the public. After reaching 2.0% per annum in August 2020, the Central Bank began to increase interest rates in March 2021. The SELIC rate reached 9.25% in December 2021 and 12.75% in May 2022. The increase in the SELIC rate throughout 2021 and 2022 placed real interest rates at a restrictive level. The COVID-19 pandemic and the resulting economic slowdown and volatility in the Brazilian and global financial and capital markets had, and may in the future continue to have, a material adverse effect on our business, financial condition, liquidity and results of operations across our business units. To the extent the COVID-19 pandemic adversely affects our business, liquidity, results of operations and financial condition, it will also have the effect of materially heightening many of the other risks described in this “Risk Factors” section. The COVID-19 pandemic and governmental responses thereto have had, and may continue to have, a severe impact on global and Brazilian macro-economic and financial conditions, including the disruption of supply chains and the closures or interruptions of many businesses, leading to losses of revenues, increased unemployment and economic stagnation and contraction. The COVID-19 pandemic has also resulted in materially increased volatility in both Brazilian and international financial markets and economic indicators, including exchange rates, interest rates and credit spreads. For example, as a result of heightened volatility, the B3 Exchange’s circuit breaker was triggered eight times in the month of March 2020 and the value of assets was negatively impacted. Any shocks or unexpected movements in these market factors could result in financial losses associated with our trading portfolio or financial assets, which could deteriorate our financial condition. Furthermore, market concerns could translate into liquidity constraints and reduced access to funding in both the local and the international markets, negatively affecting our business. Measures taken by governmental authorities worldwide, including Brazil, to stabilize markets and support economic growth may not be sufficient to control high volatility or to prevent serious and prolonged reductions in 29 economic activity. In addition, the social distancing measures imposed by governmental authorities to contain the spread of the COVID-19 pandemic resulted in a sharp drop or even a halt in the activities of companies in various sectors that we transact with and otherwise serve. While many of these restrictions have since been lifted, there is no way to predict whether new patterns of contagion, and the emergence of new variants, increasing disease severity or other factors related to the pandemic, including access to, or the efficiency of, vaccines and the availability of booster shots, may result in a renewed tightening of these policies or the imposition of new and different restrictions. These policies and measures have influenced the behavior of the consumer market and the population in general, the demand for services, products and credit. In addition, there can be no assurance that the restrictive measures imposed by certain Brazilian states and municipalities will not worsen if Brazil faces new waves of COVID-19. For example, at the beginning of 2021, a novel strain of COVID-19 started circulating in Brazil, causing an increase in the number of deaths and hospitalizations. On March 11, 2021, Brazil was considered the epicenter of the COVID-19 pandemic in terms of number of confirmed cases and deaths. As a result, public authorities in Brazil reinstated more severe restrictive measures, including social distancing, quarantine and lockdowns. However, even with these measures, economic activity was significantly less impacted in 2021, indicating that there was a learning process in connection with the COVID-19 pandemic. The weakened macroeconomic fundamentals coupled with the market downturn caused by the COVID-19 pandemic had, and may in the future have, a negative impact on our performance across all our business units. Impacts on our business could be widespread, and material impacts may be possible, including but not limited to the following: Employees contracting COVID-19; Reductions in our operating effectiveness as our employees work from home or disaster-recovery locations; Unavailability of key personnel necessary to conduct our business activities, including a lack of qualified IT personnel to support remote working or combat any cyber risks; Unprecedented volatility in global financial markets and exchange markets; Reductions in revenue across our operating businesses and increased customer defaults; Closure of our offices or the offices of our clients; and Potential regulatory scrutiny of our ability to adequately supervise our activities in accordance with applicable regulatory requirements. The extent of the impacts of the COVID-19 pandemic on our business, financial condition, liquidity and results will depend on future developments, which are highly uncertain, unpredictable and which depend on several factors that are beyond our control, including the possibility of additional outbreaks, further mutations and variants of the virus and the intensity of the economic downturn resulting from actions taken, or to be taken, by government authorities and the scientific community in response to the COVID-19 pandemic, including in relation to the availability and efficiency of vaccines and other treatments. Consumers affected by the COVID-19 pandemic may continue to show retraction behaviors, even after the end of the crisis, maintaining low levels of discretionary spending in the long term, which is why certain sectors we serve may take longer to recover (particularly sectors such as hotels, civil aviation, shopping centers and wholesale retailers). Please see “Note 33 – Supplementary information” to our audited consolidated financial statements. Ongoing high profile anti-corruption investigations in Brazil may affect the perception of Brazil and domestic growth prospects. Certain relevant Brazilian companies in the energy, infrastructure and oil and gas sectors are facing investigations by the CVM, the SEC, the U.S. Department of Justice (DOJ), the Brazilian Federal Police and other Brazilian public entities who are responsible for corruption and cartel investigations, in connection with corruption allegations (so called Lava Jato investigations) and, depending on the outcome of such investigations and the time it takes to conclude them, they may face (as some of them already faced) downgrades from credit rating agencies, experience (as some of them already experienced) funding restrictions and have (as some of them already had) a reduction in revenues, among other negative effects. Such negative effects may hinder the ability of those companies to timely honor their financial obligations bringing loses to us as a number of them are our clients. The companies involved in the Lava Jato investigations, a number of which are our clients, may also be (as some of them already have been) prosecuted by investors on the grounds that they were misled by the 30 information released to them, including their financial statements. Moreover, the current corruption investigations have contributed to reduce the value of the securities of several companies. The investment banks (including Itau BBA Securities in NY) that acted as underwriters on public distributions of securities of such investigated companies, and Banco Itau International, our private banking vehicle in Miami, were in the recent past also parties to certain related lawsuits in the U.S., that were either settled or dismissed, and may become parties to other legal proceedings yet to be filed. We cannot predict how long the corruption investigations may continue, or how significant the effects of the corruption investigations may be for the Brazilian economy and for the financial sector that may be investigated for the commercial relationships it may have held with companies and persons involved in Lava Jato investigations. Another high profile investigation, besides Lava Jato, ongoing in Brazil is the so-called Zelotes operation. If the allegations of such investigations are confirmed they may also affect some of our clients and their credit trustworthiness. In March 2016, the Brazilian Internal Revenue Services, or Brazilian IRS, summoned us to account for certain tax proceedings related to BankBoston Brazil which came under investigation in relation to the Zelotes operations. We acquired BankBoston Brazil’s operation from Bank of America in 2006. On December 1, 2016, the Brazilian Federal Police conducted searches at our premises, to look for documents related to those proceedings, and documents related to payments made to lawyers and consultants that acted on those proceedings. We clarify that the agreement with Bank of America for the acquisition of BankBoston Brazil’s operations included a provision whereby the seller would remain liable and responsible for the conduct of BankBoston’s tax proceedings, including with regard to the retention of lawyers and consultants. Therefore, according to such agreement, any and all payments made by us to lawyers and consultants were made strictly on behalf of Bank of America. In July 2017, the Brazilian Federal Public Prosecutor indicted some lawyers and public agents regarding this case, based on their potential participation on the scheme. None of them was our employees or executives. We remain fully available and will cooperate with the authorities should any further clarification be needed. After reviewing our control procedures and our monitoring systems, we believe we are in compliance with the existing standards, especially related to anti-money laundering standards; notwithstanding, due to the size and breadth of our operations and our commercial relationship with investigated companies or persons, and due to the several banks, both publicly and privately owned, that we acquired throughout the last fifteen years, we may also come within the scope of investigations, which may ultimately result in reputational damage, civil or criminal liability. Negative effects on a number of companies may also impact the level of investments in infrastructure in Brazil, which may also lead to lower economic growth. It was reported by the press that Antonio Palocci Filho and Eike Fuhrken Baptista da Silva, negotiated a plea bargain with the Brazilian Public Ministry, where they denounced alleged irregularities in electoral donations and market manipulation, respectively, carried out by some Brazilian banks, including us and Itaú BBA After the investigation, the Federal Police did not indict any Itaú employee or executive member. On February 22, 2022, the investigation records were filed by the Federal´s Court. h) Regulation of the sectors in which the issuer operates Banking Regulation Risk Factors We are subject to regulation on a consolidated basis and may be subject to liquidation or intervention on a consolidated basis. We operate in a number of credit and financial services related sectors through entities under our control. For purposes of regulation and supervision, the Central Bank treats us and our subsidiaries and affiliates as a single financial institution. While our consolidated capital base provides financial strength and flexibility to our subsidiaries and affiliates, their individual activities could indirectly put our capital base at risk. Any investigation or intervention by the Central Bank, particularly in the activities carried out by any of our subsidiaries and affiliates, could have a material adverse impact on our other subsidiaries and affiliates and, ultimately, on us. If we or any of our financial subsidiaries become insolvent, the Central Bank may carry out an intervention or liquidation process on a consolidated basis rather than conduct such procedures for each individual entity. In the event of an intervention or a liquidation process on a consolidated basis, our creditors would have claims on our assets and the assets of our consolidated financial subsidiaries. In this case, claims of creditors of the same nature held against us and our consolidated financial subsidiaries would rank equally in respect of payment. If the Central Bank carries out a liquidation or intervention process with respect to us or any of our financial subsidiaries on an individual basis, our creditors would not have a direct claim on the assets of such financial subsidiaries, and the creditors of such financial subsidiaries would have priority in relation to our creditors in connection with such financial subsidiaries’ assets. The Central Bank also has the authority to carry out other corporate reorganizations or transfers of control under an intervention or liquidation process. 31

Changes in applicable law or regulations may have a material adverse effect on our business. Changes in the law or regulations applicable to financial institutions in Brazil may affect our ability to grant loans and collect debts in arrears, which may have an adverse effect on us. Our operations could also be adversely affected by other changes, including with respect to restrictions on remittances abroad and other exchange controls as well as by interpretations of the law by courts and agencies in a manner that differs from our legal advisors’ opinions. In addition, the fees charged to individual customers are regulated by the Central Bank, which may impose gratuities. For example, the Central Bank prohibits the charging of fees for using Pix, as well as requires the provision of essential banking services by financial institutions (e.g., ATMs and online banking), which tends to impact sources of our revenue. In the context of economic or financial crises, the Brazilian government may also decide to implement changes to the legal framework applicable to the operation of Brazilian financial institutions. For example, in response to the global financial crisis which began in late 2007, Brazilian national and intergovernmental regulatory entities, such as the BCBS, proposed regulatory reforms aiming to prevent the recurrence of similar crises, which included a new requirement to increase the minimum regulatory capital (Basel III). Moreover, the Brazilian Congress is considering enacting new legislation that, if signed into law as currently drafted, could have an adverse effect on our activities. In 2019, multiple bills sought to limit interest rates, particularly for credit card facilities (rotativo do cartão) and overdrafts facilities (cheque especial) – the latter, with limits that are more restrictive than those recently imposed by the Central Bank. Further caps on interest rates may be adopted. Furthermore, a proposed law to amend the Brazilian consumer protection code would allow courts to modify terms and conditions of credit agreements in certain circumstances, imposing certain difficulties for the collection of amounts from final consumers. In 2021, Law No. 14,183 was issued, which increased the tax burden on the banking and financial services sectors. In 2022, Congress is expected to vote on another increase in the tax bill. The publication of Law No.14,181/21 aims to help consumers in good faith who are unable to pay their debts without compromising the minimum amounts they have to survive. These parameters will be defined by the regulator in 2022, being their criteria for treatment of over—indebtedness and outstanding debts from the federal government, which could have a negative impact on the granting of credit and the renegotiation of debts with our customers. In addition, local or state legislatures may from time to time consider bills intending to impose security measures and standards for customer services, such as setting branch opening hours, requiring 24 hour armed guard personnel and specifications on ATM functioning, among others, that, if signed into law, could affect our operations. More recently, certain bills have passed (and others were proposed) in certain Brazilian states or municipalities that affect our ability to evaluate credit risk and collect outstanding debts. For example, legislators often impose, or aim to impose, restrictions on the ability of creditors to include the information about insolvent debtors in the records of credit protection bureaus. These types of restrictions could also adversely affect our ability to collect outstanding credit. We also have operations outside of Brazil, including Argentina, the Bahamas, the Cayman Islands, Chile, Colombia, Paraguay, Portugal, Switzerland, the United Kingdom, the United States and Uruguay. Changes in the laws or regulations applicable to our business in the countries where we operate, or the adoption of new laws, and related regulations, may have an adverse effect on us. Increases in compulsory deposit requirements may have a material adverse effect on us. Compulsory deposits are reserves that financial institutions are required to maintain with the Central Bank. Compulsory deposits generally do not provide the same returns as other investments and deposits because a portion of these compulsory deposits does not bear interest. The Central Bank has periodically changed the minimum level of compulsory deposits reserves that financial institutions are required to maintain with the Central Bank. Insurance Regulations Risk Factor Our insurance operations are subject to oversight by regulatory agencies, such as SUSEP and ANS. Therefore, we may be affected negatively by thepenalties applied by such regulators. Insurance companies are subject to SUSEP intervention and/or liquidation. In case of insufficient resources, technical reserves, or poor economic health with respect to a regulated entity, SUSEP may appoint an inspector to act within the relevant company. If such intervention does not remedy the issue, SUSEP will forward to CNSP a proposal to withdraw the applicable insurance license. In addition, insurance companies are subject 32 to pecuniary penalties, warnings, suspension of authorization of activities and disqualification to engage in business activities as set in Law. Health insurance companies are subject to ANS regulations. With respect to companies that are deemed to have financial imbalances or serious economic, financial or administrative irregularities, ANS may order the disposal of the applicable health insurance company’s portfolio, or take other measures, such as fiscal or technical direction regime for a period not exceeding 365 days, or extrajudicial liquidation. The penalties established for violations committed by health insurance companies and their directors and officers are: (i) warnings; (ii) pecuniary penalties; (iii) suspension of company’s activities; (iv) temporary disqualification for the exercise of management positions in health insurance companies; (v) permanent disqualification for the exercise of management positions in health insurance companies as well as in open private pension funds, insurance companies, insurance brokers and financial institutions; and (vi) the cancellation of the company’s authorization to operate and sale of its portfolio. Accordingly, our insurance operations may be affected negatively by any penalties applied by SUSEP or ANS, as described above. Capital Market and Tax Regulations Risk Factors Holders of our shares and ADSs may not receive any dividends. Corporations in Brazil are legally required to pay their stockholders a minimum mandatory dividend at least on a yearly basis (except in specific cases provided for in applicable law). Our Bylaws determine that we must pay our stockholders at least 25% of our annual net income calculated and adjusted pursuant to Brazilian Corporate Law. Applicable Brazilian legislation also allows corporations to consider the amount of interest on shareholders’ equity distributed to their stockholders for purposes of calculating the minimum mandatory dividends. The calculation of net income pursuant to the Brazilian Corporate Law may significantly differ from our net income calculated under IFRS. Brazilian Corporate Law also allows the suspension of the payment of the mandatory dividends in any particular year if our Board of Directors informs our general stockholders’ meeting that such payment would be incompatible with our financial condition. To suspend the dividend payments, our Fiscal Council is required to furnish to the CVM an opinion on the matter along with a statement by our executives. Therefore, upon the occurrence of such event, the holders of our shares and ADSs may not receive any dividends. If this happens, the dividends that were not paid in the particular fiscal year shall be registered as a special reserve and, if not used to cover any losses of subsequent years, the amounts of unpaid dividends still available under such reserve shall be distributed when the financial condition of the corporation allows for such payment. Furthermore, pursuant to its regulatory powers provided under Brazilian law and banking regulations, the Central Bank may at its sole discretion reduce the dividends or determine that no dividends will be paid by a financial institution if such restriction is necessary to mitigate relevant risks to the Brazilian financial system or the financial institution. Tax reforms may adversely affect our operations and profitability. The Brazilian government regularly amends tax laws and regulations, including by creating new taxes, which can be temporary, and changing tax rates, the basis on which taxes are assessed or the way taxes are calculated, including in respect of tax rates applicable solely to the banking industry. Currently, the Brazilian Congress is discussing different legislative proposals for a broad tax reform. Ongoing discussions include replacing certain existing taxes for new ones, the imposition of withholding tax over dividends distributions (currently exempt from income taxation), increase of certain taxes levied on financial revenues, among other provisions. There is no clarity as to when or whether a tax reform may ultimately be enacted. If adopted, any such tax reform may affect our business by increasing our costs, limiting our profitability or having other impacts. Litigation Risk Factors Unfavorable court decisions involving material amounts for which we have no or partial provisions or in the event that the losses estimated turn out to be significantly higher than the provisions made, may adversely affect our results and financial condition. 33

As part of the ordinary course of our business, we are subject to, and party to various civil, tax and labor lawsuits, which involve financial risks. Our audited consolidated financial statements only include reserves for probable losses that can be reasonably estimated and eventual expenses that we incur in connection with litigation or administrative proceedings, or as otherwise required by Brazilian law. It is currently not possible to estimate the amount of all potential costs that we may incur or penalties that may be imposed on us other than those amounts for which we have reserves. In the event of unfavorable court decisions involving material amounts for which we have no or partial provisions, or in the event that the losses estimated turn out to be significantly higher than the provisions made, the aggregate cost of unfavorable decisions, may adversely affect our results and financial condition. Decisions on lawsuits due to government monetary stabilization plans may have a material adverse effect on us. We are a defendant in lawsuits for the collection of understated inflation adjustment for savings resulting from the economic plans implemented in the 1980s and 1990s by the Brazilian government as a measure to combat inflation. We are a defendant in lawsuits filed by individuals, as well as class actions filed by (i) consumer protection associations; and (ii) the public attorneys’ office (Ministério Público) on behalf of holders of savings accounts. In connection with these class actions, we established provisions upon service of the individual claim requiring the enforcement of a judgment handed down by the judiciary, using the same criteria used to determine the provisions of individual actions. The STF has issued a number of decisions in favor of the holders of savings accounts but has not ruled regarding the constitutionality of economic plans and their applicability to savings accounts. Currently, the appeals on this issue are suspended by order of the STF, until there is a definitive decision by the STF regarding the constitutional issue. In December 2017, under the mediation of the Advocacia-Geral da União (or AGU), the representative entities of banks and the representative entities of holders of savings accounts entered into an agreement with the objective of ending the litigation related to economic plans against the Brazilian banks. The agreement establishes the conditions for the voluntary adhesion of the holders of savings accounts for the receiving of amounts and closure of processes. The agreement was ratified at a plenary session of the STF on March 1, 2018 and the holders of savings accounts were able to adhere to its terms for a period of 24 months. As this period expired, the parties signed an addendum to the instrument to extend the adhesion period to include a greater number of saving account holders and, consequently, increase the termination of legal actions. In May 2020, the STF approved this addendum and granted a term of thirty months for new adhesions, which may be extended for another thirty months, conditioned on the number of account holders adhering throughout the first period. As such, low adherence to the agreement and an eventual unfavorable judgment by the STF may result in Brazilian banks incurring relevant costs, which could have an adverse effect on our financial position. We are currently working with the courts to encourage adherence. Tax assessments may adversely affect us. As part of the normal course of business, we are subject to inspections by federal, municipal, and state tax authorities. These inspections, arising from the divergence in the understanding of the application of tax laws may generate tax assessments which, depending on their results, may have an adverse effect on our financial results. Also due to such proceedings and for other reasons we may be thwarted by a court decision to pay dividends and other distributions to our shareholders. i) Foreign countries in which the issuer operates The risk factors related to foreign countries that may influence the decision to invest in our securities are described in sub items (a), (g), and (h) of this item 4.1. j) Environmental and social (E&S) issues Environmental and Social Risks Factors 34

We may incur financial losses and damages to our reputation from environmental and social risks. Environmental and social risk is considered a material issue for our business, since it can affect the creation of shared value in the short, medium and long terms, from the standpoint of our organization and our main stakeholders. Further, we understand environmental and social risk as the possibility of losses resulting from events of environmental and social origin related to our activities. We conducted a strategic review of environmental and social risks governance, in order to integrate the management of these risks into a transversal and unified model, based on the reputational risk dimension, in accordance with our risk appetite. Additionally, new regulatory initiatives related to ESG apply to us may expose us to increased compliance costs, limit our ability to pursue certain business opportunities and provide certain products and services, each of which could adversely affect our business, financial condition and results of operations. For example, CMN Resolution No. 4,327/2014 establishes requirements that must be observed in the establishment and implementation of the environmental and social responsibility policies for financial institutions. Accordingly, we are required to assess environmental and social risks and evaluate data from environmental and social related financial losses. The Central Bank is responsible for supervising the implementation of such regulation. Environmental and social issues may affect our daily activities and the revenue of our clients, causing defaults, especially in case of serious environmental and social incidents, including climate risk as climate change also poses relevant risks for the whole financial system. These risks are more pronounced when we provide financial support for clients and projects, as we could be held indirectly liable for supporting such activity in case of environmental or social damage, which could also subject us to further reputational risks. Climate change may have adverse effects on our business Risks associated with climate change are gaining increasing social, regulatory, economic and political relevance, both nationally and internationally. New regulations related to climate change may affect our operations and business strategy, leading us to incorporate financial costs resulting from: (i) physical climate risks; (ii) risks arising from the transition to a low carbon economy, and (iii) climate litigation. Physical climate risks are related to the projection that global climate shall continue to change over this century and beyond, which is expected to result in increased severity and frequency of extreme weather events. Despite the uncertainty component related to the intensity and location of these events, it is anticipated that economic effects shall be acuter in the future. Potential effects on the economy include, but are not limited to, significant changes in asset prices and industry profitability. Damage to borrowers’ properties and operations may impair asset values and credit quality of customers, leading to higher nonperformance loans, write-offs, and impairment charges in our portfolios. In addition, our facilities and resilience may also suffer physical damage due to weather events which may represent increased costs for us. Regarding the transitional risks, we recognize that economic shifts toward a low-carbon future are needed. We expect that the market may face significant and rapid developments in terms of stakeholder expectations, policy, legal and regulatory risks capable of impacting our lending activities and the value of our financial assets. In addition, we expect that we will face greater scrutiny of the business we conduct and the customers we transact with. As a result of our practices and decisions related to climate change or to the practices or involvement of our clients, in certain industries or projects associated with causing or exacerbating climate change, our reputation and client relationships may be damaged, which may in turn impact customer demand for our products, returns on certain business activities and the value of certain assets and trading positions resulting in impairment changes. Effects from both physical and transitional risks may also represent losses for our clients, affecting companies´ profitability as well as their ability to repay loans. Further, possible carbon pricing can affect companies’ costs and compromise their ability to generate cash flows. Any subsequent increase in defaults and rising unemployment could create recessionary pressures, which may lead to wider deterioration in the creditworthiness of our clients, higher expected credit loss, and increased charge-offs and defaults among wholesale and retail customers. If we do not adequately embed risks associated with climate change into our risk framework to appropriately measure, manage and disclose the various financial and operational risks that may result from climate change, or if we fail to adapt our strategy and business model to a changing regulatory and market environment, we may face an important adverse impact on our business growth rates, competitiveness, profitability, capital requirements, cost of funding, and financial condition. 35

Other potential risk arises from climate-related litigation claims, which is compelling governments and corporate actors to purse action or better practices to adapt to changes in order to mitigate the impacts resulting from loss and damage due to climate change. Financial institutions are exposed to the risk of being defendants in a climate-related suit, and they may also be indirectly affected through their client’s portfolio. Clients can be directly or indirectly held legally liable for a climate-related event or impact, which may result in associated repairment costs, potential impact on the value of our client´s, and even resulting in difficulty to recover after paying for damages. Litigation can also cause stranded assets mainly in the carbon-intensive industries, due to unanticipated, premature write-downs or devaluations caused by climate change. 4.2. Describe, on a quantitative and qualitative basis, the main market risks to which the issuer is exposed, including those related to foreign exchange and interest rate risks. a. Our definition of market risk Market risk is the possibility of losses resulting from fluctuations in the market value of positions held by a financial institution, including the risk of operations subject to variations in foreign exchange rates, interest rates, price indexes, equity and commodity prices. b. Our market risk governance Our policies and general market risk management framework are in line with the principles of CMN Resolution No. 4,557, and its subsequent amendments. These principles guide our approach to market risk control across our Itaú Unibanco Group. Our market risk management strategy is aimed at balancing corporate business goals, taking into account, among other factors: Political, economic and market conditions; The profile of our portfolio; and Capacity to act in specific markets. The key principles underlying our market risk control structure are as follows: Provide visibility and comfort for all senior management levels that market risks assumed must be in line with our risk-return objectives; Provide disciplined and informed dialogue on the overall market risk profile and its evolution over time; Increase transparency as to how the business works to optimize results; Provide early warning mechanisms to facilitate effective risk management, without obstructing the business objectives; and Monitor and avoid risk concentration. Market risk is controlled by an area independent of the business units, which is responsible for the daily activities: (i) measuring and assessing risk; (ii) monitoring stress scenarios, limits and alerts; (iii) applying, analyzing and stress testing scenarios; (iv) reporting risk to the individuals responsible in the business units, in compliance with our governance procedures; (v) monitoring the measures needed to adjust positions and/or risk levels to make them viable; and (vi) supporting the secure launch of new financial products. The CMN has regulations establishing the segregation of market risk exposure at a minimum into risk factors, such as: interest rates, exchange rates, stocks and commodities. Brazilian inflation indexes are also treated as a group of risk factors and follow the same structure. Our structure of limits and alerts follows the Board of Directors guidelines, which are reviewed and approved by our Board of Directors on an annual basis. This structure extends to specific limits and is aimed at improving the process of risk monitoring and understanding as well as preventing risk concentration. Limits and alerts are calibrated based on projections of future balance sheets, stockholders’ equity, liquidity, complexity and market volatility, as well as our risk appetite. c. Our market risk procedures and metrics 36

In an attempt to fit the transactions into the defined limits, we hedge transactions with clients and proprietary positions, including investments overseas. Derivatives are the most commonly used instruments for carrying out these hedging activities, and can be characterized as either accounting or economic hedge, both of which are governed by our institutional regulations. Our market risk framework categorizes transactions as ‘Trading Book’ or ‘Banking Book’, in accordance with general criteria established by specific regulation. Our Trading Book is composed of all trades with financial and commodity instruments (including derivatives) undertaken with the intention of trading. Our Banking Book is predominantly characterized by portfolios originated from the banking business and operations related to balance sheet management, and intended to be either held to maturity, or sold in the medium or long term. Market risk management is based on the following key metrics: Value at Risk (VaR): a statistical metric that quantifies the maximum potential economic loss expected in normal market conditions, considering a defined holding period and confidence interval; Losses in Stress Scenarios (Stress Testing): a simulation technique to evaluate the impact, in the assets, liabilities and derivatives of the portfolio, of various risk factors in extreme market situations (based on prospective and historic scenarios); Stop Loss: metrics that trigger a management review of positions, if the accumulated losses in a given period reach specified levels; Concentration: cumulative exposure of certain financial instruments or risk factors calculated at market value (mark to market); and Stressed VaR: a statistical metric derived from VaR calculation, aimed at capturing the biggest risk in simulations of the current portfolio, taking into consideration the observable returns in historical scenarios of extreme volatility. In addition to the risk metrics described above, sensitivity and loss control measures are also analyzed. They include: Gap Analysis: accumulated exposure of cash flows by risk factor, which are marked-to-market and positioned by settlement dates; Sensitivity (DV01 – Delta Variation Risk): impact on the market value of cash flows when a one basis point change is applied to current interest rates or on the index rates; and Sensitivities to Various Risk Factors (Greek): partial derivatives of a portfolio of options on the prices of the underlying assets, implied volatilities, interest rates and time. Please see “Note 32 – Risk and Capital Management” to our audited consolidated financial statements for further details about market risk. VaR – Consolidated Itaú Unibanco Holding Our consolidated VaR is calculated through the Historical Simulation. The assumption underlying Historical Simulation is that the expected distribution for the possible gains and losses (P&Ls—Profit and Loss Statement) for a portfolio over a desired time horizon can be estimated based on the historical behavior of the returns of the market risk factors to which this portfolio is exposed. For the VaR calculation of non-linear instruments, a full re-pricing is carried out (full valuation), without any potential simplifications in the calculation. The VaR is calculated with a confidence interval of 99%, a historical period of 4 years (1000 working days) and a holding period that varies in accordance with the portfolio’s market liquidity, considering a minimum horizon of 10 working days. Also, under a conservative approach, the VaR is calculated on a daily basis with and without volatility weighting, with the final VaR being the most restrictive value between the two methodologies. As from the third quarter of 2016, we have been calculating VaR for the regulatory portfolio (exposure of the trading portfolio and exposure to foreign currency and commodities of the banking portfolio) according to internal models approved by the Central Bank. The Consolidated Total VaR table provides an analysis of our portfolio exposure to market risk. 37

Consolidaded VaR Consolidaded (Historical Simulation VaR approach) (1) Average Minimum Maximum December 31, 2021 Average (In millions Minimum of R$) Maximum De (1) (In millions of R$) (Historical Simulation approach) Average Minimum Maximum December 31, 2021 Average Minimum Maximum December 31, 2020 Group of Risk Factor Group of Risk Factor Interest rate 937 425 1,411 1,257 614 292 1,961 Interest Currencies rate 937 425 18 1,411 10 1,257 37 614 292 13 1,961 20 431 9 71 Currencies Equities 18 10 42 37 17 13 98 20 9 24 71 23 24 9 49 Equities Commodities 42 17 4 98 1 24 8 23 9 4 49 2 30 1 4 Commodities Diversification effect (2) 4 1 8 4 2 (602) 1 4 1 Diversification effect (2) ——(602) ——(263) Total 441 198 707 696 282 166 763 Total 441 198 707 696 282 166 763 223 (1) Determined in local currency and converted into Brazilian reais at the closing price on the reporting date. (2) Reduction of risk due to the combination of all risk factors. As of December 31, 2021, our average global VaR (Historical Simulation) was R$441 million, or 0.3% of our consolidated stockholders’ equity as of December 31, 2021, compared to our average global VaR (Historical Simulation) of R$282 million as of December 31, 2020 or 0.2% of our consolidated stockholders’ equity as of December 31, 2020. VaR – Trading Book The table below presents risks arising from all positions with the intention of trading, following the criteria defined above for our Trading Book. Our total average Trading Book VaR was R$48.7 million as of December 31, 2021, compared to R$42.0 million as of December 31, 2020 and to R$44.0 million as of December 31, 2019. Trading Book VaR(1) Average Minimum Maximum December 31, 2021 Average Minimum (In millions Maximum of R$) December 31, Trading 2020 Book VaR (1) Average Minimum Maximum December 31, 2021 Average Minimum Maximum December 31, 2020 (In millions of R$) Group Group of Risk of Risk Factor Factor InInterests raterate 39.4 11.39.94 80.11.8 9 80.40.86 38.40.0 6 12.338.0 146.6 12.3 20.146.7 6 20 CuCurrenciesencies 12.1 12.5.11 50.25.1 50.6.2 14.56.2 6.0 14.5 61.4 6.0 14.61.5 4 14 EquitiesEquities 24.4 10.24.14 57.10.6 1 57.10.63 19.10.7 3 5.8 19.7 61.4 5.8 15.61.4 4 15 Commodities Commodities 4.2 1.1 4.2 7.6 1.1 7.6 3.1 1.8 3.1 0.7 1.8 5.8 0.7 1.1 5.8 1 Diversification Diversification effect effect(2) (2) ——(26.7)—(26.7) — (8.2) (8 Total Total 48.7 21.4 48.7 106.8 21.4 106.8 33.5 42.0 33.5 20.9 42.0 138.2 20.9 43.5 138.2 43 Determined in local currency and converted into Brazilian reais at the closing price on the reporting date. Reduction of risk due to the combination of all risk factors. Sensitivity Analysis (Trading and Banking Portfolios) We conduct sensitivity analysis for market risk factors considered important. The highest resulting losses are presented below, with impact on result, by risk factor, in each such scenario and are calculated net of tax effects, providing a view of our exposure under different circumstances. The sensitivity analysis of the trading portfolio and banking portfolio presented here are based on a static assessment of the portfolio exposure. Therefore, such analyses do not consider the dynamic response capacity of management (e.g., treasury and market risk control unit) to initiate mitigating measures, whenever a situation of high loss or risk is identified, minimizing the possibility of significant losses. In addition, the analysis is intended to assess risk exposure and the respective protective actions, taking into account the fair value of financial instruments, regardless of whether or not financial instruments are accounted for on an accrual basis. (In millions of R$) Trading Portfolio (1) Trading and Banking Portfolios (1) Exposures December 31, 2021 December 31, 2021 Scenario Scenario Scenario Scenario Scenario Scenario Risk Factors Risk of varitions in: I II III I II III Interest Rate Fixed Income Interest Rates in reais (0.3) (86.5) (167.4) (12.8) (3,447.2) (6,666.7) Foreign Exchange Linked Foreign Exchange Linked Interest Rates (0.1) (42.7) (78.2) (3.2) (304.5) (575.4) Foreign Exchange Rates Prices of Foreign Currencies (3.1) (13.2) (38.7) 1.6 (110.4) (236.2) Price Index Linked Interest of Inflation coupon—(37.3) (80.5) (0.3) (183.7) (473.8) TR TR Linked Interest Rates ——1.1 (243.8) (535.0) Equities Prices of Equities 0.2 56.5 169.7 6.0 (89) (121.3) Other Exposures that do not fall under the definitions above (0.1) 5.4 15.4 — 1.8 0.8 Total (3.4) (117.8) (179.7) (7.6) (4,376.8) (8,607.6) Scenario I: Addition of one basis point to fixed interest rates, currency coupon, inflation and interest rate indexes and one percentage point to currency and equity prices; 38

Scenario II: Shocks of 25% in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor; and Scenario III: Shocks of 50% in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor. Interest Rate Sensitivity Interest rate sensitivity is the relationship between market interest rates and net interest income arising from the maturity or the renegotiation of prices of interest-bearing assets and liabilities. Our strategy for interest rate sensitivity considers the return rates, the underlying risk level and the liquidity requirements, including our minimum regulatory cash reserves, mandatory liquidity ratios, withdrawals and maturity of deposits, capital costs and additional demand for funds. The pricing structure is matched when equal amounts of these assets or liabilities mature or are renegotiated. Any mismatch of interest-bearing assets and liabilities is known as a gap position. The interest rate sensitivity may vary in the renegotiation periods presented due to the different renegotiation dates within the period. Also, variations among the different currencies in which the interest rate positions are denominated may arise. These relationships are material for a particular date, and significant fluctuations may occur on a daily basis as a result of both market forces and management decisions. Our “CSRML” analyzes Itaú Unibanco Group’s gap position on a monthly basis and establishes limits for market risk exposure, interest rate positions and foreign currency positions. Please see “Note 32 – Risk and Capital Management, 2. Market Risk” of our audited consolidated financial statements for further details about the position of our interest-bearing assets and liabilities as of December 31, 2021. This note provides a snapshot view, and accordingly, does not reflect the interest rate gaps that may exist at other times, due to changing asset and liability positions, and management’s actions to manage risk in these changing positions. LIBOR Transition In 2018 we assembled a working group to follow up on the international financial markets discussions regarding the replacement of the IBOR rates by new reference rates. The main goal of this working group was, and still is, to support our senior executives in the decision-making process on this subject. In order to achieve that, this group is comprised of several areas of the bank, including representatives from Treasury, Risk, Accounting, Legal, Compliance, External Units, etc., and is being led by the Products team at the head office in Brazil. Among its actions over the past three years, we can highlight the following: (i) assessment of the bank’s exposure to IBORs; (ii) the amendment of fallback clauses in the contracts of assets, liabilities and derivatives transactions indexed to IBORs; (iii) monitoring and active participation in market consultations held by ISDA and the Fed with regards to new replacement rates and its methodologies; (iv) follow up reports for the Senior Management in several committees (Products, Accounting, Audit and Market Risk Committees); (v) analysis of accounting impacts and new procedures to be applied to the transactions in our portfolios, as well as monitoring any announcements of the main global accounting bodies (IASB and FASB) and participation in discussions held in specific international forums; (vi) mapping out the operational impact of the transition to the new rates; and (vii) communications to clients regarding the discontinuity of IBOR rates, in addition to discussions with foreign banks that are members of the Alternative Reference Rate Committee to further monitor the subject. Throughout 2021, the working group continued to follow market guidelines and acted in the implementation of previously defined action plans, including systems changes to the new rate methodologies for both new transactions and for the current portfolio, which are still pending. We have also adhered, on February 2021, to the IBOR Fallbacks Protocol of the International Swaps and Derivatives Association published on October 23, 2020, which will enable market participants to incorporate the revisions into their legacy non-cleared derivatives trades with other counterparties as part of IBOR transition. Our Group will keep up with the periodic reports to Senior Management and clients whenever it deems necessary. Backtesting The effectiveness of the VaR model is validated by the use of backtesting techniques that compare hypothetical and effective daily results with the estimated daily VaR. The number of exceptions to the VaR pre- 39 established limits should be consistent, within an acceptable margin, with the hypothesis of 99% confidence level considering a period of 250 business days. Confidence levels of 97.5% and 95%, and periods of 500 and 750 business days are also considered. The backtesting analysis presented below considers the ranges suggested by the Basel Committee on Banking Supervision. The ranges are divided into: Green (0 to 4 exceptions): corresponds to backtesting results that do not suggest any problems with the quality or accuracy of the adopted models; Yellow (5 to 9 exceptions): refers to an intermediate range group, which indicates an early warning and/or monitoring and may indicate the need to review the model; and Red (10 or more exceptions): demonstrates the need for improvement action. According to Central Bank Circular No. 3,646, hypothetical testing consists of applying market price variations for a specific day to the portfolio balance at the end of the preceding business day. The effective test is the variation in the portfolio value up to the end of the day, including intraday transactions and excluding amounts not related to market price variations, such as fees, brokerage fees and commissions. The hypothetical and actual P&L exceeded the VaR estimate on two days over the preceding 250 business days ended December 31, 2021. 4.3. Describe any legal, administrative or arbitration proceedings to which the issuer or its subsidiaries are a party, specifying labor, tax, civil and other claims: (i) that are not confidential, and (ii) that are material for the business of the Issuer or its subsidiaries, indicating: For purposes of this item, we adopted as materiality criterion operations involving amounts higher than R$822.4 million, which accounts for 0.5% of Itaú Unibanco Holding’s Equity under IFRS (R$164,476 million on December 31, 2021). Civil, tax and labor contingencies are the subject-matter of a provision whenever loss is assessed as probable. Provisions are also recognized, irrespective of the event of an unfavorable outcome to the company, for tax contingencies in which the outcome of the case depends on the recognition of unconstitutionality of legislation in force. Management believes that the provisions for legal and administrative contingencies in place are sufficient to cover probable losses and that these may be reasonably estimated. We believe that any losses arising from other administrative or judicial contingencies will have no material adverse effect on our business, financial position or results of operations. 40

Civil Proceedings

Case No. 2000.51.01.030509-7

- **a. Court:** 2nd Federal Lower Court of the Judiciary District of Rio de Janeiro (State of Rio de Janeiro)
- **b. Jurisdiction:** Federal Regional Court (TRF) of the 2nd Region
- **c. Filing date:** 11.21.2000
- **d. Parties to the proceedings:** Federal Public Prosecution Office vs Itaú Unibanco S.A., Banco Banerj S.A. ("Banerj"), State of Rio de Janeiro, and Caixa Econômica Federal
- **e. Amounts, assets or rights involved:** R$942,399,095.28 (historical amount of the "B Account" set up on June 10, 1997).

  Main facts: This is a public interest civil action involving aspects of Banerj's privatization process. The so called "B Account" (an escrow account) was set up by means of a bank loan between Caixa Econômica Federal and the State of Rio de Janeiro in the amount of R$942,399,095.28. The purpose of the account is to ensure the refund to the purchaser of Banerj, which was awarded in lawsuits based on events that took place before the privatization closing date. In these proceedings, the Federal Public Prosecution Office requires the partial nullity of the agreement that authorized the transfer of the amount to the "B Account", as well as the joint obligation of the defendants to refund the amounts unduly withdrawn through allegedly unlawful procedures adopted for the settlements of labor claims filed by Banerj's former employees. The case was dismissed, recognizing the legality of the "B Account" set up and of the settlements signed. The TRF has ruled to uphold the judgment for defendant. This ruling was later annulled because the Public Prosecution Office had not been served with notice. The TRF would retrial the case. After retrying the case, the TRF has decided to declare the judgment null due to the failure to serve the Federal Government with notice. The appeal filed by the banks to the Higher Courts to enforce the judgment for defendant is pending trial.
- **f. Chance of loss:** Remote
- **g. Analysis of the impact in the event of an unfavorable decision:** To refund the amounts of the labor settlements, which were paid with funds from the "B Account", and to prevent any new withdrawals from the "B Account".

Case No. 2003.51.01.028514-2

- **a. Court:** 2nd Federal Lower Court of the Judiciary District of Rio de Janeiro (State of Rio de Janeiro)
- **b. Jurisdiction:** Federal Regional Court (TRF) of the 2nd Region
- **c. Filing date:** 12.05.2003
- **d. Parties to the proceedings:** Federal Public Prosecution Office, Public Prosecution Office of the State of Rio de Janeiro and Labor Public Prosecution Office vs Itaú Unibanco S.A., Banco Banerj S.A. ("Banerj"), Gilberto Carlos Frizão, Manoel Antonio Granado, and Otávio Aldo Ronco.
- **e. Amounts, assets or rights involved:** R$942,399,095.28 (historical amount of the "B Account" set up on June 10, 1997).
- **f. Main facts:** This is a public interest civil action based on alleged administrative improbity, involving aspects of Banerj's privatization process, related to the setup and use of the so-called "B Account". In these proceedings, the plaintiffs claim that there was an undue withdrawal of funds deposited in the "B Account" through allegedly unlawful procedures adopted in labor claims filed by Banerj's former employees (i.e. the failure to file the applicable appeals). This is the reason why they have requested that any withdrawal from the "B Account" be previously submitted to the Finance Secretary of the State of Rio de Janeiro for approval, and demand the joint obligation of the defendants to refund the amounts unduly withdrawn and to be sentenced under the penalties set forth in the Brazilian Improbity Law (Law No. 8,429/1992), due to the administrative improbity of the charged individuals. The case was dismissed, recognizing the legality of the "B Account" set up and of the settlements signed. The TRF has ruled to uphold the judgment for defendant. This ruling was later annulled because the Public Prosecution Office had not been served with notice. The TRF would retrial the case. After retrying the case, the TRF has decided to declare the judgment null due to the failure to serve the Federal Government with notice. An appeal filed by the banks to the Higher Courts to enforce the judgment for defendant is pending trial.
- **g. Chance of loss:** Remote
- **h. Analysis of the impact in the event of an unfavorable decision:** To refund the amounts unduly withdrawn from the "B Account.

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Case No. 0003056-02.2003.8.26.0200

a. **Court:** 2nd Civil Lower Court of Itapira (State of São Paulo)
b. **Jurisdiction:** Appellate Court – Appellate Court of the State of São Paulo (TJSP)
c. **Filing date:** 08.06.2003
d. **Parties to the proceedings:** KVA Engenharia Elétrica Ltda. vs Itaú Unibanco
e. **Amounts, assets or rights involved:** R$11,566,202,688.37 (December 2021).
f. **Main facts:** This is a lawsuit to review current account, loan and renegotiation agreements, in which the bank was ordered in lower court to exclude interest capitalization and refund overpaid amounts, adjusted to include interest in the same proportion as it had been charged by the bank. Regarding the calculation of the liquid amount, the lower court, taking into account the capitalized interest criterion, approved the amount of approximately R$7.6 billion to be refunded to the plaintiff. The Appellate Court of the State of São Paulo (TJSP) overturned this judgment and excluded capitalization, reducing the award amount. Plaintiff filed a motion for clarification, which was denied. Plaintiff and its former lawyer filed special appeals, which were granted by the TJSP.
g. **Chance of loss:** Remote
h. **Analysis of the impact in the event of an unfavorable decision:** In August 2019, the bank paid the award in effect in the amount of R$5.9 million. The remaining remote risk of loss is R$11.5 billion.

Cases No. 0012488-09.2002.8.14.0301 and 0035211-78.2002.8.14.0301

a. **Court:** 5th Civil Lower Court of Belém (State of Pará)
b. **Jurisdiction:** Appellate Court – Court of Justice of the State of Pará (TJPA)
c. **Filing date:** 03/18/2002 and 10/14/2002
d. **Parties to the proceedings:** Rondhevea Administração e Participações Ltda. vs Itaú Unibanco and Itaú Corretora de Valores Mobiliários e Câmbio
e. **Amounts, assets or rights involved:** R$7,130,043,710.63 (December 2021).
f. **Main facts:** Itaú is a defendant in two lawsuits filed by Mr. Antonio Cabral (later succeeded by Rondhvea Adm. e Participações). Itaú would allegedly have sold 6,360 shares issued by Itaú and 5,000 shares issued by Banco União Comercial (succeeded by Itaú) in 1985, without the plaintiff's authorization. In a final and unappealable decision, Itaú was ordered to award the plaintiff in an amount corresponding to the share values and respective accessory obligations. Upon calculating the number of shares, the expert appraiser disregarded the reverse split of shares as set forth by CVM Instruction No. 56/87, which took place in March 1987, at 1,000 for 1 share, and thus determined the value of R$4 billion. Although the expert appraisal report was approved, the Appellate Court (TJPA) has suspended this decision and now the process awaits the recalculation of the effectively due amounts. Also pending is the trial of claims by the Bank at the Disciplinary Board of Courts, the National Council of Justice (CNJ), in addition to the trial of a motion to recuse the judge. Itaú has deposited in court the amount it understands as effectively due, which corresponds to the price of shares and accessory obligations taking into account the reverse split in March 1987 (R$895,004.60 – October 2020).
g. **Chance of loss:** Probable (R$1,062,012.49) and Remote (R$7,128,981,698.14)
h. **Analysis of the impact in the event of an unfavorable decision:** To pay award corresponding to the value of shares and corresponding accessory obligations.

Tax Claims

Case No.16327.720661/2021-45

a. **Court:** Administrative – Federal Revenue Service
b. **Jurisdiction:** Federal Revenue Service Office of Financial Institutions (DEINF)
c. **Filing date:** 09.22.2021
d. **Parties to the proceedings:** Federal Government vs Banco Itaucard S/A
e. **Amounts, assets or rights involved:** R$880,068,014.49 (December 2021).
f. **Main facts:** On September 22, 2021, a tax assessment notice was received aimed at the collection of social contribution on the grounds of the Company's alleged failure to add, in Part A of LACS book, the debit balances related to counterparts of surplus and deficit of depreciation in 2017, as

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tax authorities consider them nondeductible. The objection filed by the Company has been awaiting trial since October 21, 2021.

g. **Chance of loss:** Possible

h. **Analysis of the impact in the event of an unfavorable decision:** In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts.

Case No. 004P2019

i. **Court:** Finance Office of the Municipality of Mogi Mirim (State of São Paulo)

j. **Jurisdiction:** Lower court

k. **Filing date:** 07.23. 2019

l. **Parties to the proceedings:** Municipality of Mogi Mirim vs Itaú Unibanco SA

m. **Amounts, assets or rights involved:** R$886,113,493.15 (December 2021).

n. **Main facts:** Tax assessment notice levied by the Municipality of Mogi Mirim (SP) for the collection of municipal services tax (ISS) on the alleged provision of data processing service (cost sharing - CRCC), as provided for in sub item 1.03 of the list of services of Municipal Law No. 192/05, by the infrastructure of the Data Center of Mogi Mirim (CTMM) to other Conglomerate companies, from January 2015 to September 2017, in the amount of R$328,964,705.63. The Bank has filed a first objection, which was partially granted only to recalculate the debit to R$327,944,483.01. This is the reason why it has filed a second objection, and as it was in turn dismissed, the Bank has filed a voluntary appeal. As determined by the proper authority, instead of entering trial, the judge ordered the production of more evidence to revise the records, which has resulted in the debit being recalculated to R$201,230,390.17. After the Bank was served notice, a third objection was filed, which is currently pending trial.

o. **Chance of loss:** Remote

p. **Analysis of the impact in the event of an unfavorable decision:** Possible need to secure debit at the judicial courts.

Case No. 16327.721221/2019-91

a. **Court:** Federal Revenue Service

b. **Jurisdiction:** Administrative appellate court

c. **Filing date:** 12.30.2019

d. **Parties to the proceedings:** Federal Revenue Service vs Banco Itaucard S/A

e. **Amounts, assets or rights involved:** R$918,876,440.62 (December 2021).

f. **Main facts:** Tax assessment notice for payment of corporate income tax (IRPJ) and social contribution (CSLL) for calendar year 2014 and 2015 on the grounds of disallowance of losses incurred by Banco Itaucard in derivative operations with Itaú Unibanco S/A, in addition to aggravated fine (150%). The Federal Revenue Service Judgment Office (DRJ) dismissed the voluntary appeal filed by the company, we await the decision of the Voluntary Appeal in the CARF.

g. **Chance of loss:** Possible (R$675,960,443.42) and Remote (R$242,915,997.20 – related to percentage of aggravated fine exceeding 75% of fine on assessment).

h. **Analysis of the impact in the event of an unfavorable decision:** In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts.

Case No. 16327.721172/2019-96

a. **Court:** Federal Revenue Service

b. **Jurisdiction:** Administrative lower court

c. **Filing date:** 12.16.2019

d. **Parties to the proceedings:** Federal Government vs Itaú Unibanco S.A.

e. **Amounts, assets or rights involved:** R$1,063,358,164.27 (December 2021).

f. **Main facts:** Tax assessment notice for social security tax due and third parties on payments made in 2015 in connection with profit sharing, hiring bonus, meal voucher and food allowance. Voluntary Appeal and Mandatory Review filed have been pending trial since February 2, 2022, after a ruling by the Federal Revenue Service Judgment Office (DRJ) had partially granted the objection to reduce the profit sharing assessment amount to R$247 million from R$343 million (due to miscalculation).

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g. **Chance of loss:** Possible (R$371,917.27) and Remote (R$1,062,986,247.00)
h. **Analysis of the impact in the event of an unfavorable decision:** In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts.

Case No. 16327.721239/2019-92

a. **Court:** Federal Revenue Service
b. **Jurisdiction:** Administrative appellate court
c. **Filing date:** 12.30.2019
d. **Parties to the proceedings:** Federal Government vs Banco Itaucard S.A.
e. **Amounts, assets or rights involved:** R$1,137,023,870.03 (December 2021).
f. **Main facts:** Tax assessment notice in connection with PIS/Cofins on the grounds of alleged failure to submit for taxation the economic-financial result of leasing operations carried out, with a 150% fine levied. Lawsuit attached to Case No. 16327.721239/2019-92 about the same subject matter challenged. The Federal Revenue Service Judgment Office (DRJ) dismissed the objection filed by the company. We await CARF's ruling on the voluntary appeal filed.
g. **Chance of loss:** Possible (R$126,912,123.56) and Remote (R$1.010.111.746,47)
h. **Analysis of the impact in the event of an unfavorable decision:** In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts.

Case No. 16327.720188/2019-81

a. **Court:** Federal Revenue Service
b. **Jurisdiction:** Administrative appellate court - Administrative Board of Tax Appeals (CARF)
c. **Filing date:** 02.27.2019
d. **Parties to the proceedings:** Federal Government vs Itaú Unibanco S/A
e. **Amounts, assets or rights involved:** R$1,232,068,219.99 (December 2021).
f. **Main facts:** Tax assessment notice aimed at the payment of social security tax due on payments of employee and management profit sharing, meal voucher and food allowance paid in tickets and hiring bonus. After the ruling that partially granted the objection (due to miscalculation), a Voluntary Appeal was filed on March 18, 2021, which is currently awaiting trial.
g. **Chance of loss:** Probable (R$45,048,695.76), Possible (R$562,271,950.75) and Remote (R$624,747,573.47).
h. **Analysis of the impact in the event of an unfavorable decision:** In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts.

Case No.5015701-60.2019.4.03.6100

a. **Court:** 10th Civil Lower Court of the Judiciary District of São Paulo (State of São Paulo)
b. **Jurisdiction:** Lower court (JFSP)
c. **Filing date:** 12.22.2015
d. **Parties to the proceedings:** Federal Revenue Service vs Itaú Unibanco S.A.
e. **Amounts, assets or rights involved:** R$1,240,381,250.32 (December 2021).
f. **Main facts:** Tax assessment notice related to Corporate Income Tax (IRPJ) and Social Contribution (CSLL) for calendar years 2010, 2011 and 2012, on the grounds of disallowance of operating expenses (expenses on interbank deposits related to investments in ID/Fixed rate funds made by Unibanco, whose invested funds derived from the full subscription of capital increase carried out by Itaú). The voluntary appeal and mandatory review filed were denied. Final administrative ruling was issued on June 21, 2019. In relation to merits, Action for Annulment No. 5015701-60.2019.4.03.6100 was filed on August 27, 2019, and is currently pending trial at the 10th Lower Court of the JFSP. An interlocutory relief was granted on October 3, 2020. The expert evidence phase began on September 2, 2021.
g. **Chance of loss:** Remote.
h. **Analysis of the impact in the event of an unfavorable decision**: Loss of the amount challenged

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Case No. 5000150-69.2021.403.6100

a. **Court**: 11th Civil Lower Court of São Paulo
b. **Jurisdiction:** Lower court
c. **Filing date:** 01.06.2021
d. **Parties to the proceedings:** Federal Revenue Service vs Itaú Unibanco S/A
e. **Amounts, assets or rights involved**: R$1,251,002,195.94 (December 2021).
f. **Main facts:** Tax assessment notice aimed at the payment of social security contribution (employers' and third parties' shares) on payments made as profit sharing and hiring bonus in 2009 and 2010. On April 14, 2020 the Bank was served notice of the CSRF's ruling dismissing the special appeal filed by the Bank. The portion of the bonus-related debit is being challenged under the Action for Annulment No. 5010871-512019.403.6100 filed on June 17, 2019, whose claim was granted on February 7, 2020. The appeal filed by the Federal Government is currently pending trial. Regarding the dispute involving profit sharing, we have filed a writ of mandamus and were granted a preliminary injunction to suspend the payment, which is currently awaiting the related judgment. On July 20, 2021 the judgment granting the preliminary injunction was issued. The Federal Government then filed an appeal, which has been pending trial since November 21, 2021.
g. **Chance of loss:** Possible (R$1,178,200,037.71) and Probable (R$72,802,158.23)
h. **Analysis of the impact in the event of an unfavorable decision:** Loss of the amount challenged.

Case No.5013052-25.2019.403.6100

a. **Court:** 25th Civil Lower Court of the Judiciary District of São Paulo (State of São Paulo)
b. **Jurisdiction:** Lower court (JFSP)
c. **Filing date:** 12.05.2014
d. **Parties to the proceedings:** Federal Revenue Service vs Itaú Unibanco S.A.
e. **Amounts, assets or rights involved:** R$1,340,585,539.51 (December 2021).
f. **Main facts:** Tax assessment notice requiring the payment of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) on the grounds that a portion of the goodwill determined in the operation for the merger of the Itaú and Unibanco groups would have been irregularly amortized from a fiscal standpoint. A separate fine is being claimed on the grounds of non-payment of monthly amounts. With respect to merits, the Action for Annulment No. 5013052-25.2019.403.6100 filed on July 27, 2019, was pending at the 25th Federal Civil Court of São Paulo (JFSP). Secured by a bank guaranty, it was in the expert evidence phase. After the end of the expert evidence phase, the records have been awaiting a judgment since December 15, 2021. With respect to the separate fine, after being served with the sentence that dismissed the special appeal, the Company filed Lawsuit No. 5002388- 95.2020.403.6100 on February 14, 2020, with a preliminary injunction granted on March 4, 2020 to suspend the credit enforceability, upheld by the judgment granting the relief on June 8, 2020. The Federal Government has then filed an appeal, which is currently pending trial.
g. **Chance of loss:** Possible.
h. **Analysis of the impact in the event of an unfavorable decision:** Loss of the amount challenged.

Case No. 16327.720004/2018-01

a. **Court:** Administrative proceeding (pending at the Federal Revenue Service)
b. **Jurisdiction:** Administrative appellate court - Administrative Board of Tax Appeals (CARF)
c. **Filing date:** 01/18/2018 (date the assessment notice was received)
d. **Parties to the proceedings:** Federal Government vs Banco Itaucard S/A
e. **Amounts, assets or rights involved:** R$1,572,432,181.03 (December 2021).
f. **Main facts:** Tax assessment notice in connection with PIS/Cofins on the grounds of alleged failure to submit for taxation the economic-financial result of leasing operations carried out. A 150% fine was levied. CARF had partially granted the voluntary appeal filed by the company, as it cancelled the aggravated fine and upheld the expiration of the preemptive period, although it upheld the collection with respect to merits. The Federal Government then filed a special appeal, which was partially granted with respect to the expiration of the preemptive period. Banco Itaucard had also filed a special appeal to discuss the merits. We are awaiting CSRF's ruling on the matter.
g. **Chance of loss:** Possible (R$1,233,813,143.01) and Remote (R$338,619,038.02)

45

h. **Analysis of the impact in the event of an unfavorable decision:** In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts.

Case No. 16327.720945/2018-36

a. **Court:** Federal Revenue Service
b. **Jurisdiction:** Administrative appellate court - Administrative Board of Tax Appeals (CARF)
c. **Filing date:** 12.21.2018
d. **Parties to the proceedings:** Federal Government vs Itaú Unibanco S/A.
e. **Amounts, assets or rights involved:** R$2,053,938,682.27 (December 2021).
f. **Main facts:** Tax assessment notice for collection of corporate income tax, social contribution, PIS and Cofins (taxes on income) and fines (2012 to 2015) arising from disallowance of operating expenses (interbank deposits) related to funds capitalized among the Group companies. The Federal Revenue Service Judgment Office (DRJ) dismissed the objection filed by the company. We await CARF's ruling on the voluntary appeal filed.
g. **Chance of loss:** Remote.
h. **Analysis of the impact in the event of an unfavorable decision:** In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts.

Case No.16327.720965/2021-11

a. **Court:** Federal Revenue Service
b. **Jurisdiction:** Administrative lower court
c. **Filing date:** 10.18.2021
d. **Parties to the proceedings:** Federal Government vs Itaú Unibanco S/A
e. **Amounts, assets or rights involved:** R$2,140,638,294.43 (December 2021).
f. **Main facts:** Tax assessment notice requiring the payment of social security contribution (employers' and third parties' shares) on payments made as profit sharing, partners' program, hiring bonus, meal vouchers and food allowance in tickets and hiring bonus in 2017. On November 16, 2021 the Company filed an objection, which is pending trial at the administrative lower court (DRJ).
g. **Chance of loss:** Possible (R$1,575,142,155.92) and Remote (R$565,496,138.51)
h. **Analysis of the impact in the event of an unfavorable decision:** In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts.

Case No.16327.721356/2020-90

a. **Court:** Administrative – Federal Revenue Service
b. **Jurisdiction:** Lower Court – Federal Revenue Service Judgment Office (DRJ)
c. **Filing date:** 12.10.2020
d. **Parties to the proceedings:** Itaú Unibanco vs Federal Government
e. **Amounts, assets or rights involved:** R$2,428,000,525.55 (December 2021).
f. **Main facts:** Tax assessment notice received on December 10, 2020 requiring the payment of social security contributions and third parties on payments made as profit sharing, partners' program, hiring bonus, meal vouchers and food allowance in tickets in 2016. On January 11, 2021, the company filed an objection, which is pending trial at DRJ. On July 23, 2021, the Federal Revenue Service Judgment Office (DRJ) issued an appellate decision dismissing the Objection. The Bank filed an appeal on August 24, 2021, which is currently pending trial.
g. **Chance of loss:** Probable (R$70,086,310.46), Possible (R$1.631.894.017,29) and Remote (R$726,020,197.80).
h. **Analysis of the impact in the event of an unfavorable decision:** In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts.

46

Case No. 16327.720774/2018-45

a. **Court:** Federal Revenue Service
b. **Jurisdiction:** Administrative appellate court - Administrative Board of Tax Appeals (CARF)
c. **Filing date:** 10.26.2018
d. **Parties to the proceedings:** Federal Government vs Itaú Unibanco S/A
e. **Amounts, assets or rights involved:** R$2,889,867,698.60 (December 2021).
f. **Main facts:** Tax assessment notice for collection of corporate income tax, social contribution, PIS and Cofins (taxes on income) and fines (2012 to 2013) arising from disallowance of operating expenses (interbank deposits) related to funds capitalized among the Group companies. The Federal Revenue Service Judgment Office (DRJ) dismissed the objection filed by the company. We await CARF's ruling on the voluntary appeal filed.
g. **Chance of loss:** Possible (R$981,659,868.64) and Remote (R$1,908,207,829.97)
h. **Analysis of the impact in the event of an unfavorable decision:** In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts.

Case No.5026528-67.2018.4.03.6100

a. **Court:** 7th Civil Lower Court of the Judiciary District of São Paulo (State of São Paulo)
b. **Jurisdiction:** Lower court
c. **Filing date:** 11.14.2013
d. **Parties to the proceedings:** Federal Revenue Service vs Itaú Unibanco S/A
e. **Amounts, assets or rights involved:** R$3,000,488,496.32 (December 2021).
f. **Main facts:** Collection of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) required due to alleged capital gain arising from the merger between the Itaú and Unibanco conglomerates, attributed to company E. Johnston Representação e Participações. A voluntary appeal was filed by the taxpayer, which was dismissed by CARF. The case was terminated with an unfavorable decision rendered by CSRF on September 28, 2018. Therefore, on October 22, 2018 the company filed Action for Annulment No. 5026528-67.2018.4.03.6100, which is currently pending at the Federal Court of São Paulo. Interlocutory relief was granted in connection with this Action on October 26, 2018, the judgment was issued on October 2, 2020. The Federal Government then filed an appeal, which is currently pending trial.
g. **Chance of loss:** Remote.
h. **Analysis of the impact in the event of an unfavorable decision:** Loss of the amount challenged.

Case No. 0204699-55.0500.8.26.0090 (204.699/05)

a. **Court:** Municipal Tax Foreclosure Court of São Paulo
b. **Jurisdiction:** Lower Court – Municipal Tax Foreclosure Court of São Paulo
c. **Assignment date:** 11.30.2005
d. **Parties to the proceedings:** Municipality of São Paulo vs Banco Itauleasing S/A (formerly Cia Itauleasing de Arrendamento Mercantil)
e. **Amounts, assets or rights involved:** R$3,963,361,703.36 (December 2021).
f. **Main facts:** Tax foreclosure filed by the City of São Paulo for collection of service tax (ISS) on lease operations. The motion to stay execution filed by the Bank, which challenges the place where the service was provided, the calculation basis, and the fact that amounts due were paid to the municipality where the Bank has its head office (municipality of Poá/State of São Paulo), was denied. The Appellate Court of the State of São Paulo (TJSP) granted the appeal filed by the Bank to annul the appealed judgment due to the denial of a fair opportunity to be heard (final and unappealable decision on June 16, 2014). The case was remanded to the original court so that the expert evidence required by the Bank be produced and a new judgment be rendered. Expert evidence submitted. Lower court ruling is pending.
g. **Chance of loss:** Remote.

47

h. **Analysis of the impact in the event of an unfavorable decision:** Payment of the amount challenged.

Case No. 1000510-36.2021.8.26.0462

a. **Court:** 2nd Civil Lower Court of Poá (State of São Paulo)
b. **Jurisdiction:** Lower Court
c. **Filing date:** 02.22.2021
d. **Parties to the proceedings:** Municipality of São Paulo vs Banco Itaucard S/A and Municipality of Poá
e. **Amounts, assets or rights involved:** R$5,371,200,428.90 (December 2021).
f. **Main facts:** Tax assessment notices levied by the Municipality of São Paulo to challenge the place of collection of service tax (ISS) on credit card and lease operations. The administrative objections and administrative appeals filed by the bank were dismissed. In February 2021, the dispute was taken to courts, with the filing of an action for annulment aiming to recognize the tax-legal relationship between Banco Itaucard and the Municipality of Poá and the resulting cancellation of the charges or, alternatively, the recovery of undue payment made. This action remains pending trial on merits at the lower court.
g. **Chance of loss:** Possible (R$2,685,067,922.50) and Remote (R$2,686,132,506.40)
h. **Analysis of the impact in the event of an unfavorable decision:** Loss of the amount challenged.

Case No. 16561.720011/2020-46

a. **Court:** Federal Revenue Service
b. **Jurisdiction:** Administrative appellate court - Administrative Board of Tax Appeals (CARF)
c. **Filing date:** 04.15.2020
d. **Parties to the proceedings:** Federal Government vs Redecard S.A. and others
e. **Amounts, assets or rights involved:** R$6,690,569,031.73 (December 2021).
f. **Main facts:** Tax assessment notice levied on Redecard arising from disallowance of goodwill on acquisition of Redecard's shares by Banestado through a public offering of shares, and a 150% fine and another separate fine were levied on the grounds of non-payment of monthly estimates. Objection was filed and partially granted at the Federal Revenue Service Judgment Office (DRJ) to exclude the aggravated fine and presumed joint and several liability. The voluntary appeal and mandatory review are currently pending trial.
g. **Chance of loss:** Remote.
h. **Analysis of the impact in the event of an unfavorable decision:** In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts.

Case No. 16561.720086/2018-11

a. **Court:** Federal Revenue Service
b. **Jurisdiction:** Administrative appellate court - Administrative Board of Tax Appeals (CARF)
c. **Filing date:** 11.14.2018
d. **Parties to the proceedings:** Federal Revenue Service vs Redecard S/A
e. **Amounts, assets or rights involved:** R$7,636,945,700.02 (December 2021).
f. **Main facts:** Tax assessment notice levied on Redecard arising from disallowance of goodwill on acquisition of Redecard's shares by Banestado through a public offering of shares, and a 150% fine and another separate fine were levied on the grounds of non-payment of monthly estimates for the 2013-2015 period. The Administrative lower court has partially granted the objection filed, and Redecard has filed a voluntary appeal challenging the upheld portion of the assessment notice and the mandatory review related to the portion discharged. The voluntary appeal and mandatory review filed are currently pending trial.
g. **Chance of loss:** Remote.
h. **Analysis of the impact in the event of an unfavorable decision:** In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts.

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Case No. 16327.720946/2018-81

a. **Court:** Federal Revenue Service
b. **Jurisdiction:** Administrative appellate court - Administrative Board of Tax Appeals (CARF)
c. **Filing date:** 12.21.2018
d. **Parties to the proceedings:** Federal Government vs Banco Itaucard S/A
e. **Amounts, assets or rights involved:** R$11,652,795,366.95 (December 2021).
f. **Main facts:** Tax assessment notice for collection of corporate income tax, social contribution, PIS and Cofins (taxes on income) and fines (2012 to 2015) arising from disallowance of operating expenses (interbank deposits) related to funds capitalized among the Group companies. The Federal Revenue Service Judgment Office (DRJ) dismissed the objection filed by the company. We await CARF's ruling on the voluntary appeal filed.
g. **Chance of loss:** Remote (R$8,310,929,306.84) and Possible (R$3.341.866.060,11)
h. **Analysis of the impact in the event of an unfavorable decision:** In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts.

Case No.16327.720680/2013-61

a. **Court:** Federal Revenue Service
b. **Jurisdiction:** Administrative higher court - Higher Chamber of Tax Appeals (CSRF)
c. **Filing date:** 06.25.2013
d. **Parties to the proceedings:** Federal Revenue Service vs Itaú Unibanco Holding S/A
e. **Amounts, assets or rights involved:** R$29,594,488,330.50 (December 2021).
f. **Main facts:** Tax assessment notice requiring the collection of Corporate Income Tax (IRPJ) and social contribution (CSLL) for fiscal year 2008, arising from the transaction that led to the merger of Itaú Holding and Unibanco Holdings S.A. On April 10, 2017, CARF rendered a decision for the Company by cancelling the tax assessment notice. The special appeal filed by the Federal Revenue Service was suspended by CARF until the trial of Writ of Mandamus No. 1017987-56.2017.4.01.3400 filed against the admissibility of the special appeal lodged by the Federal Revenue Service. A preliminary injunction was granted on December 14, 2017. The Writ of Mandamus was granted on July 18, 2018 recognizing the illegality of the special appeal related to the admissibility order. The appeal filed by the Federal Government is awaiting trial. Note: In August 2018, the Request for Suspending Preliminary Injunction/Judgment - SLAT No. 1019448-44.2018.4.01.0000, filed by the Federal Government, was granted. Against this decision, an internal interlocutory appeal was filed with a request for relief with suspensive effects, which was entertained by the Chairman of the Federal Regional Court of the 1st Region (TRF 1) on October 17, 2018. It was scheduled to go for trial by the Special Court on April 29, 2021, but it was withdrawn from the agenda. The trial of the internal interlocutory appeal began on May 6, 2021, but it was adjourned due to a request by a judge to see the record and resumed on July 1, 2021, at which time the interlocutory appeal filed by Itaú Holding was granted, dismissing the suspension of the injunction filed by the Federal Government. The related appellate decision awaits formalization. On October 11, 2021, Writ of Mandamus No. 1017987-56.2017.4.01.3400 filed by the Federal Government was dismissed by majority of votes (2x1). Trial was then adjourned so that the wider trial set forth in Article 942 of the Code of Civil Procedure (CPC) could be held.
g. **Chance of loss:** Remote.
h. **Analysis of the impact in the event of an unfavorable decision:** In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts.

Labor claims

No labor claims in the period, under the materiality criteria set for this document.

Administrative Proceeding

Case No. 08700.008182/2016-57

a. **Court:** Brazilian Antitrust Agency (CADE)
b. **Jurisdiction:** Administrative Lower Court – General Superintendency of the Brazilian antitrust agency (CADE)
c. **Filing date:** Published in the *Diário Oficial da União* (Federal Official Gazette) on December 8, 2016.

49

d. **Parties to the proceedings:** CADE *ex-officio* vs Banco Itaú BBA S.A. and others.

e. **Amounts, assets or rights involved:** In accordance with Law No. 12529/11, Article 37, item I, any violation of the economic order subjects the company to a fine ranging from one-tenth percent (0.1%) to twenty percent (20%) of gross revenue of such company, group or conglomerate, earned in the last year prior to the filing of the administrative proceeding, in the business activity field in which the alleged violation was committed, which will never be lower than the alleged advantage gained whenever such calculation is possible. On the grounds of lack of definition of the calculation basis to be applicable, as well as of the significant wide range of percentages applicable, it is not possible to calculate the fine amounts in the event of an unfavorable decision.

f. **Main facts:** Administrative proceeding filed to investigate alleged cartel in the Brazilian onshore foreign exchange market involving the Brazilian currency (real). These presumed anti-competition conducts would have been engaged mainly in the FX spot and futures (derivatives) markets. The practices under investigation would have been engaged in Brazil by financial institutions (Banco Itaú BBA S.A., among them) and individuals located in the Brazilian territory. The defense was timely filed on January 8, 2018.

g. **Chance of loss:** Possible

h. **analysis of impact in the event of an unfavorable decision:** Payment of a fine.

Case No. 08700.002066/2019-77

a. **Court:** Brazilian antitrust agency (CADE)

b. **Jurisdiction:** GENERAL SUPERINTENDENCY

c. **Filing date:** April 18, 2019 (inquiry filed)

d. **Parties to the proceedings:** CADE *ex-officio* vs Itaú Unibanco S.A and Redecard S.A

e. **Amounts, assets or rights involved:** Not applicable.

f. **Main facts:** In April 2019, the General Superintendency of CADE filed an administrative proceeding against Itaú Unibanco and Redecard to investigate an alleged anti-competitive practice in the credit card receivables market. Redecard had launched a program under which it would settle/clear credit card receivables in mere two days in an account held at Itaú Unibanco. CADE filed a preliminary injunction requesting the program to be suspended, which was dismissed as the program was upheld by virtue of a preliminary decision issued by the Federal Courts. In December 2019, Redecard decided to clear all bank accounts within two days, regardless of whether they were held at Itaú Unibanco, and as a result the lawsuit that upheld the program lost its purpose. The case is currently awaiting a ruling after Redecard and Itaú Unibanco having filed their defenses, including legal and economic opinions, to evidence the inexistence of anti-competitive practices.

g. **Chance of loss:** Possible

h. **analysis of impact in the event of an unfavorable decision:** Administrative fine (not possible to estimate) and reputational damage.

Arbitration proceedings

The Issuer is not a party to any arbitration proceedings in progress on December 31, 2021 that are material in terms of the matters or amounts involved.

4.3.1. State the total amount of provision, if any, of the proceedings described in item 4.3

The total amount provided for the claims described in item 4.3. is R$187,937,164.45 for tax claims and R$1,062,012.49 for civil proceedings.

4.4 Describe the legal, administrative or arbitration proceedings that are not confidential to which the issuer or its subsidiaries are a party and to which the opposing parties are management members or former management members, parent companies or former parent companies, or investors of the issuer or its subsidiaries, informing:

The Issuer is not a party to any proceedings filed either by its current or former management members or by its current or former controlling stockholders.

Additionally, the Issuer and its subsidiaries carry out corporate transactions that are at times challenged by minority stockholders who mainly disagree with the amount paid for their shares. We describe below the civil lawsuits filed by investors of the Issuer and its subsidiaries:

50

Case No. 51718900-0 Court: 39th Civil Lower Court of the Central Court House of the Judicial District of the capital city of São Paulo (State of São Paulo) Jurisdiction: Superior Court of Justice (STJ) Filing date: 02.17.2000 Parties to the proceedings: Estate of Yerchanik Kissajikian vs Banco Bandeirantes S/A Amounts, assets or rights involved: R$0.00 Main facts: Action whereby the plaintiffs seek adjudication on the right to subscribe R$300,000.00 and the judgment against the defendants to compensate plaintiffs for damage sustained due to the unjustified dilution of their ownership interest. The claim was dismissed by the lower court. The Appellate Court of the State of São Paulo (TJSP) upheld the dismissal and the trial of the Special Appeal filed by Plaintiff is pending. Chance of loss: Remote Analysis of the impact in the event of an unfavorable decision: Illiquid Case No. 583.00.2001.076875-7 Court: 3rd Civil Lower Court of the Central Court House of the Judicial District of the capital city of São Paulo (State of São Paulo) Jurisdiction: Superior Court of Justice (STJ) Filing date: 07.05.2001 Parties to the proceedings: Antranik Kissajikian, André Kissajikian, Suely Kissajikian, Vanda Kissajikian Mordjikian, and Companhia Iniciadora Predial e Comercial Empreendimentos Brasil S.A. vs Unibanco – União de Bancos Brasileiros S/A, Caixa Geral de Depósitos S/A, and Caixa Brasil Participações S/A Amounts, assets or rights involved: R$0.00 Main facts: This lawsuit alleges abuse of power by the controlling stockholder, considering the dilution of the ownership interest in Banco Bandeirantes and its subsequent delisting with no prior public offering. The claim was dismissed by the lower court. The Appellate Court of the State of São Paulo (TJSP) upheld the dismissal and the trial of the Special Appeal filed by Plaintiffs is pending. Chance of loss: Remote Analysis of the impact in the event of an unfavorable decision: Illiquid 4.4.1. Indicate the amount provided for, if any, for the lawsuits described in item 4.4 No provision is recognized for the lawsuits described in item 4.4, since their chance of loss is classified as possible or remote. 4.5. With respect to the significant confidential proceedings to which the issuer or its subsidiaries are a party and which have not been reported in items 4.3 and 4.4 above, analyze the impact in the event of an unfavorable decision and inform the amounts involved. The Issuer and subsidiaries are not party to any confidential proceedings that are considered significant. 4.6. Describe any repetitive or related legal, administrative or arbitration proceedings based on similar legal facts or causes that are not confidential and that are collectively significant, to which the issuer or subsidiaries are party, specifying labor, tax and civil claims, among others, and indicating: Amounts involved Action carried out by the issuer or its subsidiary that gave rise to this contingency 4.6.1. Indicate the total amount provided for, if any, for the lawsuits described in item 4.6 51

The Issuer is not a party to any repetitive or related legal, administrative or arbitration proceedings that are collectively significant.

In the normal course of business, the Issuer's subsidiaries are party to legal and administrative proceedings that are collectively significant and whose types of contingency are detailed in the table below:

R$ million

AREA	AMOUNT PROVIDED FOR	TYPE OF CONTINGENCY
Labor	**8,219**	Contingencies are related to individual or collective lawsuits in which alleged labor rights based on labor legislation specific to the related profession are discussed, such as overtime, salary equalization, reinstatement, transfer allowances, among others.
Civil	**3,317**	Civil contingencies are usually related to demands related to the revision of contracts and compensation for damage and pain and suffering, in addition to specific lawsuits for the collection of understated inflation adjustment for savings accounts in connection with economic plans implemented in the 1980s and 1990s as a measure to combat inflation[1].
Tax[2]	**6,310**	Tax provisions are related to lawsuits in which the legality and unconstitutionality of legislation in force are discussed. These lawsuits, which the conglomerate classifies as legal liabilities, mainly refer to challenges to the calculation basis of PIS and COFINS contributions. The conglomerate is also a party to tax and social security lawsuits classified as contingent liabilities, which chance of loss is classified as probable, with main discussions about the non-levy of social security contributions on profit sharing and of tax service (ISS) on certain revenues.

[1]Although ITAÚ UNIBANCO HOLDING has complied with the rules then in effect, the company is a defendant in lawsuits filed by individuals that address this topic, as well as in class actions filed by: (i) consumer protection associations; and (ii) the Public Prosecution Office on behalf of savings account holders. With respect to these lawsuits, ITAÚ UNIBANCO HOLDING recognizes provisions when it is summoned and also when individuals apply to enforce the decision rendered by the Judicial Branch, using the same criteria adopted to determine provisions for individual lawsuits. The Federal Supreme Court (STF) has issued a number of decisions favorable to savings account holders, but has not consolidated its understanding regarding the constitutionality of economic plans and its applicability to savings accounts. The ruling of appeals involving this matter is currently suspended by the STF, until it hands down a final ruling on the rights under discussion. In December 2017, through mediation of the Federal Attorney's Office (AGU) and supervised by the Central Bank of Brazil, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aimed at settling lawsuits related to economic plans, and Itaú has already adhered to its terms. Said agreement was approved on March 1, 2018 by the Plenary Session of the Federal Supreme Court (STF) and, as from May 22, 2018, savers may adhere to its terms for a 24-month period, with the subsequent settlement of lawsuits. As this period has come to an end, the parties have entered into an amendment to the agreement to extend the adherence period so that a larger number of savers can join in and, as a result, the number of lawsuits ultimately settled increases. In May 2020, STF approved this amendment and granted a thirty (30) month period for new adherences, and this period may be extended for other thirty (30) months, conditioned on the accountability of the number of adherences over the first period.

[2] The amounts provided for in connection with the tax contingencies stated herein do not include amounts for the cases with probable chance of loss already stated in item 4.3 of this Form.

4.7. Describe other relevant contingencies that are not included in the previous items

No amounts involved in tax and social security lawsuits whose chance of loss is possible are provided for. The amounts involved in key Tax and Social Security Lawsuits whose chance of loss is possible, whose total risk is estimated at R$35,855 million, are as follows:

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R$ million Tax Issue Amount Non-compensatory amounts: We defend the non-levy of INSS contribution on non-wage amounts, and among them we 8,119 highlight: profit sharing and stock option plans. Funding expenses: We challenge the deductibility of IRPJ/CSLL/PIS/COFINS funding expenses (DI) related to funds capitalized among 4,923 the Group companies. Banking activities: We challenge the levy and/or place of ISS 4,680 payment of ISS for certain banking revenues. Goodwill—Deduction: We challenge the deductibility of IRPJ and CSLL goodwill on acquisition of investments with expected future 3,479 profitability. Reversal of revenues from excess depreciation: The PIS and COFINS accounting and tax treatment granted to PIS and COFINS 2,428 upon settlement of lease operations is discussed. Request for Offset Rejected: Cases in which liquidity and IRPJ/CSLL/PIS/COFINS 1,517 certainty of offset credit are analyzed. Disallowance of Losses: The amount of tax loss and/or tax loss carryforwards used by the Federal Revenue Service IRPJ and CSLL 1,233 in tax assessment notices, which are still pending a final decision, is challenged. 4.8. For the rules of the foreign issuer’s country and the rules of the country in which the foreign issuer’s securities are held in custody, if different from the original country, please identify: a) Restrictions imposed on the exercise of political and economic rights Not applicable. Brazil is the Issuer’s country of origin. b) Restrictions on outstanding securities and their transfer Not applicable. Brazil is the Issuer’s country of origin. c) Cases for the cancellation of registration, as well as of rights of the holders of securities in this situation Not applicable. Brazil is the Issuer’s country of origin. d) Cases where the holders of securities have the preemptive right to subscribe shares, stock backed securities or securities convertible into shares, and the respective conditions to exercise this right, or cases where this right is not guaranteed, if applicable Not applicable. Brazil is the Issuer’s country of origin. e) Other issues of interest to investors Not applicable. Brazil is the Issuer’s country of origin. 53

ITEM 5 – RISK MANAGEMENT AND INTERNAL CONTROL POLICY In relation to the risks indicated in item 4.1, inform: Whether the issuer has a formal risk management policy, informing, if so, the approving body and the date of approval, and, if not, the reasons why the issuer has not adopted such a policy We have a governance process set for policy review applicable to Brazil and our international units. Policies basically set out institutional guidelines, methodologies and processes, address regulatory requirements and the best market practices. The institution has internal policies that provide guidelines and set out risk management governance, as follows: Policies(1) Approving body Date of approval Capital Management 08/30/2021 Credit Risk Management and Controls 08/30/2021 Integrated Management of Operational 08/30/2021 Risk and Internal Controls Board of Directors Liquidity Risk Management and Control 03/18/2021 Market Risk Management and Control 03/07/2022 Compliance Policy 05/31/2021 Available for consultation on website www.itau.com.br/investor-relations > Itaú Unibanco > Corporate Governance > Rules and Policies > Policies. The objectives and strategies of the risk management policy, if any, including: i. Risks that are intended to be hedged Risk Description Credit Risk Risk of loss associated with: (i) failure by a borrower, issuer or counterparty to fulfill their respective financial obligations as defined in the contracts; (ii) value loss of a credit agreement resulting from a deterioration of the borrower’s, issuer’s or counterparty’s credit rating; (iii) reduction of profits or income; and (iv) benefits granted upon subsequent renegotiation; or debt recovery costs. Operational Risk Possibility of losses arising from failure, deficiency or inadequacy of internal processes, people or systems or from external events that affect the achievement of strategic, tactical or operational objectives. It includes legal risk associated with inadequacy or deficiency in contracts signed by us, as well as penalties due to noncompliance with applicable laws and damages to third parties arising from the activities undertaken by us. Internally, we classify these exposures to risk within the following categories: Internal fraud; External fraud; Labor claims and deficient security in the workplace; Inadequate practices related to clients, products and services; Damage to our own physical assets or assets in use; Interruption of our activities; Failures in information technology systems; and Failures in the performance, compliance with deadlines and management of our activities. Liquidity Risk Likelihood that an institution will not be able to effectively honor its expected and unexpected obligations, current and future, including those from guarantees commitment, without affecting its daily operations or incurring significant losses. 54

Market Risk Possibility of losses resulting from fluctuations in the market value of positions held by a financial institution, including the risk of operations subject to variations in foreign exchange rates, interest rates, price indexes, equity and commodity prices. Other risks Description Insurance, Products that compose portfolios of our insurance companies are related to life Pension Plan and and elementary insurance, as well as pension plans and premium bonds. Accordingly, we understand that the main risks inherent to these products are: Premium Bond • Underwriting risk: the possibility of losses arising from insurance Risks products, pension plans and premium bonds that go against our expectations, directly or indirectly associated with technical and actuarial bases used for calculating premiums, contributions and technical provisions; • Market risk; • Credit risk; • Operational risk; and • Liquidity risk. Environmental Possibility of losses resulting from events of environmental and/or social origin and Social Risk related to the activities developed by us. Regulatory or Risk associated with any nature, financial losses or damage to reputation, arising Compliance Risk from non-compliance with external or internal standards, commitments to regulators, codes of self-regulation, methods or codes of conduct related to our activities. Model Risk Risk that arises from the incorrect development or maintenance of models, such as mistaken assumptions and inappropriate use or application of the model. Country Risk Risk of losses arising from noncompliance with obligations in connection with borrowers, issuers, counterparties or guarantors as a result of political, economic and social events or actions taken by the government of the country where the borrower, issuer, counterparty or guarantor is located. Business and Risk of a negative impact on our financial results or capital as a consequence of Strategy Risk faulty strategic planning, making adverse strategic decisions, and our inability to implement the proper strategic plans and/or changes in its business environment. Reputational Risk Risk arising from internal practices, risk events and external factors that may generate a negative perception of us among clients, counterparties, stockholders, investors, supervisors and commercial partners, among others, which could affect the value of our brand and financial losses, in addition to adversely affecting our capability to maintain our existing commercial relations, start new businesses and continue to have access to financing sources. ii. Instruments used for hedging purposes Taking on and managing risks is one of our activities and, to this end, we must have well-established risk management objectives. In this context, the risk appetite defines the nature and level of acceptable risks to us and the risk culture guides the attitudes necessary to manage them. We invest in robust risk management processes that are the basis for our strategic decisions to ensure the sustainability of the business and to maximize the creation of shareholder value. These processes are aligned with the guidelines of the Board of Directors and the Executives who, through collegiate, define the global objectives, expressed in goals and limits for the risk management business units. The control and capital management units, in turn, support our management by means of risk and capital monitoring and analysis processes. The principles that provide the foundations of risk management, the risk appetite, and the guidelines for how our employees act in their day-to-day decision-making are: Sustainability and customer satisfaction: our vision is to be the leading bank in performance and customer satisfaction and is therefore concerned with generating shared value for employees, customers for employees, customers, shareholders and society, ensuring the perpetuity of our 55 business. We are concerned with doing business that is good for the client and for us. Risk culture: our risk culture goes beyond policies, procedures and processes, strengthening the individual and collective responsibility of all employees to manage and mitigate risks mitigate the risks in a conscious manner, respecting the way business is done in an ethical manner. Risk pricing: we act and assume risks in businesses we know and understand, and avoid those we do not know or for which we have no competitive advantage, carefully evaluating the relation between risk and return. Diversification: we have a low appetite for volatility in results and, for this reason, we operate in a diversified base of clients, products and businesses, seeking the diversification of risks, in addition to prioritizing lower risk business. Operational excellence: we want to be an agile bank, with a robust and stable infrastructure, in order to offer a high quality service. Ethics and respect for regulations: for us ethics is non-negotiable. For this reason, we promote an institutional environment of integrity, educating our employees to cultivate ethical relationships and businesses, as well as respecting the norms, and therefore looking after reputation. CMN Resolution No 4,557, of February 23, 2017, provides for the structure of risk and capital management framework. The Resolution highlights the implementation of a continuous and integrated risk integrated risk management framework, the requirements for defining the Risk Appetite Statement (RAS) and the stress test program, the constitution of a Risk Committee and the appointment, before BACEN, of the Risk Management Officer (CRO), with the attribution of roles responsibilities and independence requirements. Our risk appetite establishes the types and levels of risk acceptable to us: 56

In addition to the adoption of risk management, risk appetite and risk culture principles, we describe below the procedures used specifically to protect against the risks mentioned in item above 5.1.b.i. Credit Risk The key assignments of the business units are (i) monitoring the portfolios under their responsibility, (ii) granting credit, considering approval levels, market conditions, macroeconomic prospects, changes in markets and products, and (iii) credit risk management aimed at making the business sustainable. Our credit policy is based on internal factors, such as: client rating criteria, performance and evolution of our portfolio, default levels, return rates and allocated economic capital, among others; and also takes into account external factors such as: interest rates, market default indicators, inflation and changes in consumption, among others. With respect to our individuals, small and medium companies, credit ratings are assigned based on statistical models (in the early stages of our relationship with a customer) and behavior score models (used for customers with whom we already have a relationship). For large companies, classification is based on information such as the counterparty’s economic and financial situation, its cash-generating capacity, and the business group 57 to which it belongs, the current and prospective situation of the economic sector in which it operates. Credit proposals are analyzed on a case-by-case basis through the approval governance. The concentrations are continuously monitored for economic sectors, and largest debtors, allowing preventive measures to be taken to avoid the violation of the established limits. We also strictly control our credit exposure to clients and counterparties, acting to reverse occasional limit breaches. We may use contractual covenants for these purposes, such as the right to demand early payment or require additional collateral. To measure credit risk, we take into account the probability of default by the borrower, issuer or counterparty, the estimated amount of exposure in the event of default, past losses from default and concentration of borrowers. Quantifying these risk components is part of the lending process, portfolio management and definition of limits. The models used by us are independently validated, to ensure that the databases used in constructing the models are complete and accurate, and that the method of estimating parameters is adequate, so as to reduce the modeling risk and keep the models calibrated, so that they reflect risk parameters more accurately. In compliance with the principles of the CMN Resolution No 3,721, our credit risk management structure and institutional policy are approved by our Board of Directors and are applicable to all companies and subsidiaries in Brazil and abroad. Please see “Note 32 – Risk and Capital Management” to our audited consolidated financial statements for further details about credit risk. Loan Approval Process Extensions of credit are approved based on policies at the business unit level, determined in accordance with the criteria of each department and our bank’s risk appetite. The decision to extend credit may be granted by means of a pre-approval process or the traditional approval mechanism, which is applied on a client by client basis. In both cases, decisions are made based on principles of credit quality such as credit rating supported by statistical models, percentage of income committed by/leverage of the client and credit restrictions determined by us and the market. The business units prepare and maintain the policies and procedures of the credit cycle. The credit granting process contemplates the use of credit protection services with the purpose of checking whether a client’s credit history includes information that could be considered an obstacle to granting a loan, such as assets blocked by court orders, invalid tax payer identification numbers, prior or pending debt restructuring or renegotiation processes and checks not honored due to insufficient funds. 58

The policy assessment process allows for the identification of potential risks and is intended to ensure that credit decisions make sense from both an economic and a risk perspective.


Individual
Assessment based on:
Internal credit score to define product line
Documentation:
• Client's signature
• Personal identification
• Proof of income
Pre-approved credit for risk profile within the cut-off threshold and parameters established
Credit not pre-approved is reviewed through a traditional process by a credit expert
Credit card
Assessment based on:
Prequalification phase with internal or market restrictive filters
Credit amount takes into consideration the client's risk and the applicants' income
Personal loans
Assessment based on:
• Income level
• Internal client credit rating
Definition of customers who will be granted loans:
• Loan amount
• Number of installments
• Amount for monthly installments
Payroll loans to account-holding or non-account holding clients
Documentation:
• Personal identification
• Proof of payroll
• Proof of residence
• Proof of the bank account where the client receives payroll benefits
If the salary is deposited with Itaú, this documentation is not necessary
Fixed installments are directly deducted from the borrower's payroll
Law for public sector employees:
• 35% of a payroll loan borrower's net income
• 5% should be devoted exclusively to credit cards
Law for private sector employees:
• 30%, with no additional limit for credit cards
Vehicle financing
• Partner car dealers
• Branches and digital channels
Fixed interest rate is set based on the credit rating
Assessment based on:
• Client's internal credit rating
• Terms and conditions of the transaction
Mortgage loans
Credit assessment based on:
• Income to be committed to loan repayment
• Internal client rating
• Maximum LTV

59

Please see “Note 32 – Risk and Capital Management, 1.1 Collateral and policies for mitigating credit risk”, to our audited consolidated financial statements for further details about our risk mitigating instruments. Operational Risk Operational risk management includes conduct risk, which is subject to mitigating procedures to assess product design (suitability) and incentive models. The inspection area is responsible for fraud prevention. Irrespective of their origin, specific cases may be handled by risk committees and integrity and ethics committees. We have a governance process in place, structured through forums and corporate bodies composed of senior management, which report to the Board of Directors, with well-defined roles and responsibilities in order to segregate the business and management and control activities, ensuring independence between the areas and, consequently, well-balanced decisions with respect to risks. This is reflected in the risk management process carried out on a decentralized basis under the responsibility of the business areas and by a centralized control carried out by the operational risk, by means of established methodologies and procedures, trainings, risk assessments and monitoring of the control environment in an independent way. Within the governance of the risk management process, reporting on risk monitoring, controls effectiveness, remediation action plans and operational losses are regularly presented to the business areas executives in specific forums. Procedures and Key Indicators Crisis Management and Business Continuity The purpose of our Business Continuity Program is to protect our employees, ensure the continuity of the critical functions of our business lines, safeguard revenue and sustain both a stable financial market in which we operate and the trust of our clients and strategic partners in providing our services and products. 60

Our Business Continuity Program is composed of procedures for relocating and/or recovering operations in response to a variety of interruption levels and can be divided into four key elements: Disaster Recovery Plan: focused on the recovery of our primary data center, ensuring the continuity of the processing of critical systems within minimum pre-established periods; Workplace Contingency Plan: employees responsible for performing critical business functions have alternatives to perform their activities in the event of unavailability of the buildings in which they usually work. Remote work is also available activities are performed from remote work (home office); Emergency Plan: procedures aimed at minimizing the effects of emergency situations that may impact our facilities, with a preventive focus; and Processes Contingency Plan: alternatives (Plan B) to carry out the critical processes identified in the business areas. In order to keep the continuity solutions aligned with the business requirements the program applies the following tools to understand theinstitution: Business Impact Analysis (BIA): evaluates the criticality and resumption requirement of the processes that support the delivery of products and services. Through this analysis the businesses’ resumption priorities are defined; and Threats and Vulnerabilities Analysis (AVA): identification of threats to the locations where our buildings are located. In addition, we have a corporate-wide Crisis Management Program, which is aimed at managing business interruption events, natural disasters, impacts of an environmental, social, and infrastructural/operational (including information technology) nature or of any other nature that jeopardize the image and reputation and/or viability of Itaú Unibanco’s processes with its employees, clients, strategic partners and regulators, with timely and integrated responses. Our Corporate Business Continuity Policy is available on our website > https://www.itau.com.br/investor-relations > Itaú Unibanco > corporate governance > rules and policies > policies. Liquidity Risk Our liquidity risk control is managed by an independent area and is responsible for determining the composition of our reserve, estimating cash flow and exposure to liquidity risk over several time horizons, and monitoring the minimum limits of the risk appetite in countries in which we operate. All activities are subject to assessment by an independent validation, internal controls and audit departments. Procedures and Key Indicators In accordance with the requirements of Central Bank regulations, we report monthly our Liquidity Risk Statements (DLR and DLP). Besides, the following items are periodically produced and submitted to the senior management for monitoring and decision support: Different scenarios for liquidity projections to decision support, also using stressed macroeconomics scenarios and reversed stressaccording to risk appetite; Contingency plans for potential crisis, which contains procedures ordered by levels of execution, considering each countries’ characteristics; Reports of risk indicators; and Tracking, and monitoring of funding sources considering counterparty type, maturity and other aspects, considering the risk appetite. 61

Liquidity Ratios (LCR)1 Our average liquidity coverage ratio (LCR) as of December 31, 2021 was 159.1%, above the minimum limit of 100%, pursuant to Central Bank regulations, effective as of January 1, 2019. Net Stable Funding Ratio (NSFR)2 Our average net stable funding ratio (NSFR) as of December 31, 2021 was 121.1%, above the minimum limit of 100%, pursuant to Central Bank regulations, effective as of October 1, 2018. Market Risk Our policies and general market risk management framework are in line with the principles of CMN Resolution No. 4,557, and its subsequent amendments. These principles guide our approach to market risk control across our Itaú Unibanco Group. Our market risk management strategy is aimed at balancing corporate business goals, taking into account, among other factors: Political, economic and market conditions; The profile of our portfolio; and Capacity to act in specific markets. The key principles underlying our market risk control structure are as follows: Provide visibility and comfort for all senior management levels that market risks assumed must be in line with our risk-return objectives; Provide disciplined and informed dialogue on the overall market risk profile and its evolution over time; Increase transparency as to how the business works to optimize results; Provide early warning mechanisms to facilitate effective risk management, without obstructing the business objectives; and Monitor and avoid risk concentration. Market risk is controlled by an area independent of the business units, which is responsible for the daily activities: (i) measuring and assessing risk; (ii) monitoring stress scenarios, limits and alerts; (iii) applying, analyzing and stress testing scenarios; (iv) reporting risk to the individuals responsible in the business units, in compliance with our governance procedures; (v) monitoring the measures needed to adjust positions and/or risk levels to make them viable; and (vi) supporting the secure launch of new financial products. The CMN has regulations establishing the segregation of market risk exposure at a minimum into risk factors, such as: interest rates, exchange rates, stocks and commodities. Brazilian inflation indexes are also treated as a group of risk factors and follow the same structure. Our structure of limits and alerts follows the Board of Directors guidelines, which are reviewed and approved by our Board of Directors on an annual basis. This structure extends to specific limits and is aimed at improving the process of risk monitoring and understanding as well as preventing risk concentration. Limits and alerts are calibrated based on projections of future balance sheets, stockholders’ equity, liquidity, complexity and market volatility, as well as our risk appetite. 1 The LCR measures the short-term resistance of a bank’s liquidity risk profile. It is the ratio of the stock of high-quality liquid assets to expected net cash outflows over the next 30 days, assuming a scenario of idiosyncratic or systemic liquidity stress. We calculate our LCR according to the methodology established in Central Bank Circular No. 3,749/2015. We measure our total high liquidity assets for the end of each period to cash outflows and inflows as the daily average value for each period. We have diversified sources of funds, with a significant portion coming from the retail segment. The main sources resources are deposits, savings, issuance of bonds and acceptance resources. 2 The NSFR measures long-term liquidity risk. It is the ratio of available stable funding to required stable funding over a one-year time period, assuming a stressed scenario. We calculate our NSFR according to the methodology established in Central Bank Circular No. 3,869/2017. The NSFR corresponds to the ratio of our available stable funds (ASF) for the end of each period to our required stable funds (RSF) for the end of each period. 62

Additional information regarding market risk protection instruments are described in item 5.2.b.iii of this Reference Form. Other Risks Business and Strategy Risk We have implemented many mechanisms to ensure that both the business and the strategic decision-making processes follow proper governance standards, have the active participation of executives and the Board of Directors, are based on market, macroeconomic and risk information and are aimed at optimizing the risk-return ratio. Decision-making and the establishment of business and strategy guidelines, count on the full engagement of the Board of Directors, primarily through the Strategy Committee, and of the executives, through the Executive Committee. In order to handle risk adequately, we have governance and processes that involve the Risks and Finance Area in business and strategy decisions, so as to ensure that risk is managed and decisions are sustainable in the long term. They are: (i) the qualifications and incentives of board members and executives; (ii) the budgetary process; (iii) product assessment; (iv) the evaluation and prospecting of proprietary mergers and acquisitions; and (v) a risk appetite framework which, for example, restricts the concentration of credit and exposure to specific and material risks. Regulatory or Compliance Risk The regulatory or compliance risk is managed through a structured process aimed at identifying changes in the regulatory environment, analyzing their impacts on the institution and monitoring the implementation of actions directed at adherence to the regulatory requirements. This structured process includes the following actions: (i) to understand the changes in the regulatory environment; (ii) to monitor regulatory trends; (iii) to care for the relationship between the institution and the regulator, self-regulatory bodies and the representation entity; (iv) to monitor action plans on regulatory or self-regulatory compliance; (v) to coordinate a program to comply with significant norms, such as Integrity and Ethics; and (vi) to report regulatory issues in Operational and Compliance Risk forums, according to the structure of committees established in internal policies. Insurance Products, Pension Plan and Premium Bonds Risks In line with domestic and international practices, we have a risk management structure which ensures that risks resulting from insurance, pension and special savings products are properly assessed and reported to the relevant forums. The process of risk management for insurance, pensions and premium bond plans is independent and focuses on the special nature of each risk. As part of the risk management process, there is a governance structure where decisions may be escalated to sub-committees, thus ensuring compliance with several regulatory and internal requirements, as well as balanced decisions relative to risks. Our objective is to ensure that assets serving as collateral for long-term products, with guaranteed minimum returns, are managed according to the characteristics of the liabilities, so that they are actuarially balanced and solvent over the long term. Model Risk The use of models can lead to decisions that are more accurate and therefore it is a major practice. The models have supported strategic decisions in several contexts, such as credit approval, pricing, volatility curve estimation, calculation of capital, among others. Due to the increasing use of models, driven by the application of new technologies and the expansion of data use, we have improved our governance in relation to the development and monitoring, through the definition of guidelines, policies and procedures aimed at assuring the quality and mitigation of the associated risks. Step-in Risk Step-in Risk is the possibility of losses occurring for entities that are part of the Prudential Conglomerate as a result of financial support to unconsolidated entities, in a stressful situation, in the absence or in addition to the obligations provided for in the contract. We have a structure for risk management and control, a dedicated team and a policy that defines roles and responsibilities. This structure covers (i) the identification of entities in relation to the potential generation of step- 63 in Risk, (ii) the assessment of risks in relationships, (iii) the monitoring, control and mitigation of step-in Risk, (iv) the assessment of impact on capital and liquidity and (v) reports. The scope of Step-in Risk governance is: Related Party audiences, mainly composed of controllers, controlled and related entities (as defined in Central Bank Resolution No. 4,693/18), investments in non-consolidated entities, suppliers of critical products and services, buyers and sellers of relevant assets, third parties with products distributed by us and third parties to whom we distribute products. Cybersecurity Management and Processes We consider cybersecurity and information security at the highest strategic level. Our Information Security department contributes to the security pillar by handling information and data. The purpose of this department is to safeguard our and our clients’ data and to preserve the integrity, availability, and confidentiality of information, thus mitigating financial losses and reputational risk. Our cybersecurity information strategy is designed to prevent and detect security incidents, minimize unavailability, protect integrity and prevent data leakage. It is based on strict control processes aimed at preventing, detecting, and immediately responding to attacks and attempts to hack our infrastructure, thus ensuring the security risk is managed and a safe foundation is built for an increasingly digital future. The information security strategy has been developed considering the global scenario, regulations and best practices and standards, in order to focus on establishing data protection for our customers. We also maintain an effective security governance through executive committees and a set of information security policies. Our infrastructure defenses are structured to protect our organization against external and internal attacks, with tools such as network behavioral analysis, intrusion prevention systems (IPS), firewalls, antiviruses, antispam systems, among others. In order to reach this purpose, we use the strategy of protecting an expanded perimeter. Under this concept, information must be protected regardless of where it is located, within our infrastructure, in a cloud provider, at a third party or a foreign unit. This strategy also takes into account the entire information lifecycle, from collection to processing, transmission, storage, analysis and destruction. We have a specialized monitoring team, capable of identifying potential threats and establishing an active and effective defense (SOC – Security Operational Centers). Additionally, we have a cyber-intelligence team working to identify threats and manage any necessary counter measures. In order to be successful in our information security defense strategy, we consider the culture of security as the basis to improve our information security program as well as the investment in awareness campaigns for employees and customers so they remain prepared to identify and address inherent risks and threats. Environmental and Social Risk Social and environmental risk mitigation actions are carried out through mapping of processes, risks and controls, monitoring of new rules related to the theme and recording of occurrences in internal systems. In addition to identification, the stages of prioritization, risk response, monitoring and reporting of the assessed risks complement the management of this risk at Itaú Unibanco. Governance for climate-related risks is embedded into our existing governance structure and is complementary to governance of our sustainability strategy. We publish our Sustainability and Social Environmental Responsibility Policy (PRSA) on our website at Investors Relations website (see – “Menu —Itaú Unibanco—Corporate Governance—Regulations and Policies—Policies—Policy For Sustainability And Social Environmental Responsibility”), which is not incorporated by reference into this annual report. Environmental and social risk management is carried out by our business areas (i.e. first line of defense), which carry out the management in their daily activities, following the guidelines of PRSA, specific manuals and procedures, with specialized support and evaluation by dedicated technical teams located in the Corporate Compliance, Credit Risk and Modeling and Institutional Legal teams, which act in an integrated manner in the management of all dimensions of social and environment risk linked to the activities of the conglomerate As an example of specific guidelines for the management of this risk, the governance for approval of new products and services applicable to our business units include environmental and social risks in their assessment, ensuring compliance with this requirement in the process of approving new products as well as with specific environmental and social processes applicable to our operations (equity, branch infrastructure and technology), suppliers, credit, investments and key subsidiaries. The second line of defense, in turn, is represented by Credit and Modeling Risk, by Internal Controls, and by Compliance, through the Corporate Social and Environmental Risk 64

Management, which supports and guarantees the governance of the activities of the first line. The third line of defense, composed of Internal Audit, acts independently, carrying out the mapping and assessment of risk management, controls and governance. The governance of Environmental and Social Risk also counts on the Environmental and Social Committee, whose main role is to evaluate and deliberate on institutional and strategic matters, as well as deliberate on products, operations, services, among others that involve the theme of environmental and social risk, including Climate Risk as climate change also poses relevant risks for the whole financial system. Climate risks encompass both physical risks, arising from changes in climate patterns such as rainfalls and temperature rise and extreme weather events; and transition risks arising from economic shifts occurred as a consequence of climate action such as carbon pricing, climate regulation, market risks and reputation risks. Given its relevance, climate risk has become one of our main priorities: we have supported the Task Force on Climate-related Financial Disclosures (TCFD) since 2017 and we are committed to implementing its recommendations by 2022. With this objective we are strengthening our climate risk governance and strategy and developing tools and methodologies to assess and manage climate risks. Given the growing importance of an integrated approach for environmental and social risk management, in 2019, we increased our governance creating a new structure under the Compliance department: the Corporate Environmental and Social Risk Management unit. Such area has the mandate to strengthen the environmental and social risk governance, counsel on related matters, and to lead integrated reports to the high management. We consistently pursue to evolve in environmental and social risk management, always attentive to challenges including those arising from regulations and from changes in stakeholders’ expectations. We have assumed and incorporated several national and international voluntary commitments into our governance aiming at continuously improving our integrated environmental and social risk management. We have committed with the Principles for Responsible Investment (PRI), Principles for Responsible Banking (PRB), the Charter for Human Rights – Ethos, Equator Principles (EP), Global Impact, Carbon Disclosure Project (CDP), Brazilian GHG Protocol Program, National Pact for Eradicating Slave Labor (Pacto Nacional para Erradicação do Trabalho Escravo), among others. Our efforts to increase knowledge and governance of environmental and social risk have been recognized in Brazil and abroad, as shown by our recurring presence in sustainability indexes, such as Dow Jones Sustainability Index, Euronext Vigeo – Emerging 70, and in B3’s Corporate Sustainability Index, as well as numerous prizes and recognitions which we have been awarded. Country Risk We have a specific structure for the management and control of country risk, consisting of corporate bodies and dedicated teams, with responsibilities defined in policies. The institution has a structured and consistent procedure for managing and controlling country risk, including: (i) the establishment of country ratings; (ii) the determination of limits for countries; and (iii) the monitoring of limits. Reputational Risk We believe that our reputation is extremely important for achieving our long-term goals. As a result, we strive to align our speech with ethical and transparent practices and work, which is essential to raise the confidence of our stakeholders. Our reputation depends on our strategy (vision, culture and skills) and derives from direct and indirect relationship between us and our stakeholders. Since reputational risk directly or indirectly permeates all of our operations and processes, we have governance procedures that are structured in a way to ensure that potential reputational risks be identified, analyzed and managed in the initial phases of our operations and the analysis of new products. The treatment given to reputational risk is structured by means of many processes and internal initiatives, which, in turn, are supported by our internal policies. Their main purpose is to provide mechanisms for the monitoring, management, control and mitigation of the main reputational risks. Among those processes and internal initiatives are (i) risk appetite statement; (ii) processes to prevent and combat the use of Itaú Unibanco in unlawful acts; (iii) crisis management processes and business continuity procedures; (iv) processes and guidelines with respect to governmental and institutional relations; (v) corporate communication processes; (vi) brand management processes; (vii) ombudsman offices initiatives and commitment to customer satisfaction; and (viii) ethics and corruption prevention guidelines. Money Laundering Prevention Financial institutions play a key role in preventing and fighting illicit acts, which includes money laundering, terrorism financing and fraud. 65

The challenge is to identify and prevent increasingly sophisticated operations that seek to conceal the source, ownership and transfer of goods and assets, derived from illegal activities. We have established a corporate policy to prevent our involvement in illicit activities, protecting our reputation and image among employees, customers, strategic partners, suppliers, service providers, regulators and the society. Our policy is based on a governance structure focused on transparency, strict compliance with the rules and regulations and cooperation with enforcement and judicial authorities. We also strive to conduct our business in accordance with the local and international best practices to prevent and fight illicit acts, through investments and training our employees on an ongoing basis. In order to comply with our corporate policy, we have established a program to prevent and fight illicit acts, which includes the following pillars: Policies and Procedures; Customer Identification Process; Know Your Customer—KYC; Know Your Partner—KYP; Know Your Supplier—KYS; Know Your Employee—KYE; Evaluation of New Products and Services; Sanctions Compliance; Monitoring, Selection and Analysis pf Suspicious Operations or Situations; Reporting Suspicious Transactions to Regulators and Authorities; and Training. This program is applicable to us and our entities in Brazil and abroad. The oversight of prevention and detection of illegal activities is carried out by the Board of Directors, the Audit Committee, Compliance and Operational Risk Committees, Risks and Capital Management Committee and the Anti-Money Laundering Committee. Our Illicit Acts Prevention and Combat Corporate Policy is posted on our Investors Relation website (see: “Itaú Unibanco —Corporate Governance—Regulations and Policies—Policies—Corporate Policy for Prevention and Fight Against Illegal Acts”). Politically Exposed Persons (“PEPs”) Our commitment to compliance with applicable law and to the adoption of the best practices for prevention and detection of money laundering activity is also reflected in the identification, assessment and monitoring of PEPs, whether as individuals or entities. As per our policies, we conduct enhanced due diligence with respect to PEPs, in line with our risk-based approach. We require a higher level ofapproval prior to establishing any relationship with a PEP. iii. risk management organizational structure Our risk management organizational structure complies with Brazilian and applicable international regulations currently in place and is aligned with best market practices. There is a structure in place for coordination and consolidation of information and related processes, which are all subject to verification by independent validation, internal controls and audit areas. The following committees are part of our risk and capital management governance structure: 66

Risk & Capital Management Committee (CGRC): supports our Board of Directors in performing its duties related to our risk and capital management by meeting, at least, four times annually, and submitting reports and recommendations to assist the Board of Directors in its decision-making with respect to: Decisions regarding our risk appetite, in terms of capital, liquidity, results, operational risk and reputation, ensuring these aspects are in alignment with our strategy, and including acceptable capital and liquidity levels and types of risks to which we may be exposed, as well as overall limits for each type of risk, tolerance for volatility of results and risk concentration, and general guidelines about tolerance for risks that may impact our brand (e.g., brand risk). Supervision of our risk management and control activities in order to ensure their suitability to the risk levels assumed and to the complexity of the operations as well as compliance with regulatory requirements; Review and approval of policies and strategies for capital management, to establish mechanisms and procedures aimed at keeping capital consistent with the risks we incur; Establishing our minimum expected return on capital as a whole and for our lines of business, as well as monitoring performance; Supervision of our incentive structures, including compensation, aimed at ensuring its alignment with risk control and value creation goals; and Fostering improvement in our Risk Culture. Superior Market Risk and Liquidity Committee (CSRML): meets on a monthly basis and is responsible for setting guidelines and governance for investments and market and liquidity risks regarding our consolidated positions and business lines. Superior Operational Risk Committee (CSRO): meets on a bimonthly basis and is responsible for understanding the risks of our processes and business, defining guidelines for operational risks management and assessing the results achieved by our Internal Controls and Compliance System. The CSRO is our main decision-making committee for all operational risk management matters. It is responsible for defining our operational risk framework and structure and related policies for identification, measurement, assessment, reporting and monitoring of operational risk. Superior Products Committee (CSP): meets on a weekly basis and is responsible for evaluating products, operations, services and processes that are beyond the authority of our Products Committees that report to it or that involve image risk to us. 67

Superior Credit Committee (CSC): meets on a weekly basis and is responsible for analyzing and deciding on credit proposals that are beyond the authority of the credit committees that report to the CSC. It is also responsible for analyzing decisions which may have not been taken due to a lack of consensus at the committee immediately subordinate to it or cases where, due to the relevance or characteristics of the topic or other features, such Credit Committees decide to submit to the CSC’s review. Superior Retail Credit and Collection Committee (CSCCV): meets on a monthly basis and is responsible for approving credit policies and assessing the performance of Retail Credit and Collection portfolios and strategies. Superior Wholesale Credit and Collection Committee (CSCCA): meets on a monthly basis and is responsible for approving credit policies and assessing the performance of Wholesale Credit and Collection portfolios and strategies. Superior Committee on Prevention of Money Laundering (CSPLD): summoned on demand, the Committee aims to analyze and deliberate on claims involving the opening / maintenance of transfers and other services / operations (M&A, credit granting, KYC exchange validation, among others) to bidders with greater exposure to money laundering risk. Superior Commission for Corporate Investment (CSIS): meeting on demand, its purpose is to evaluate temporary corporate investments of interest to the Investment Bank (DGA – Departamento Geral de Atacado). Additionally, we have sub-committees, chaired by our chief risk officer and CFO, which are also responsible for risk and capital management. Any such sub-committee may report directly to the Risk and Capital Management Committee or to the sub-committees mentioned above. Standards Committee (CN): meets at least quarterly (may be via Fast Track) and aims to approve / validate standards with the scope of the Standards Committee, being the minimum scope for approval of policies. Higher-level policies must be approved by the Normative Committee before proceeding to other forums. Technical Commission for Model Evaluation (CTAM): CTAM—Market: meets bimonthly or on demand, for approval and assessment of market risk models and pricing, based on the independent opinion of the model validation area, as well as suggesting and monitoring action plans for the validated models. Its main responsibilities are: to approve models related to the calculation of market risk and pricing, to decide whether or not to use market risk and pricing models, to approve, recommend, suggest and monitor the proposed action plans for the validated models and monitor the performance of the market risk model over time, determining new developments, if necessary. CTAM—Credit: recommend or veto the use of credit risk models based on an independent opinion from the model validation area, inform any risk points and monitor action plans. Its responsibilities are divided into Director Alçada (which meets monthly or on demand) and Superintendent Alçada. Capital Committee (CCAP): meeting at least bimonthly, it aims to monitor the capital adequacy of the Holding and International Units, the capital projections in normal and adverse scenarios, in addition to reviewing the assessment of the materiality of the risks, the need for additional capital for material risks and the quantification methodologies for calculating capital for risks whose need has been completed for the purposes of the Internal Capital Adequacy Assessment Process (ICAAP). International Units Risk Committee (CRUI): held on a quarterly basis, it aims to present and discuss the main risks of International Units and the corresponding strategies and action plans proposed to mitigate the identified risks. It monitors the risk indicators and risk appetite of International Units, as well as the measures for maintenance at acceptable levels, considering the particularities of each country or region. Deliberates on situations that require mobilization of Units and respective management areas in Brazil, including monitoring of risk events, notes from regulators, results of internal and external audits, risk maps and regulatory demands. Evaluates the evolution of maturity in the risk management of the Units and in the governance and supervision exercised by the ARF risk areas, ensuring alignment with our strategy. Promotes the Risk Culture Program in International Units and its dissemination. To support this structure, we have the Risks & Finance Control and Management Area, structured with specialized departments and subordinated to our chief risk officer and CFO, intending to independently and in a centralized manner to ensure that the institution’s risks and capital are managed in accordance with established policies and procedures. 68

Risk governance at foreign subsidiaries Our foreign subsidiaries follow the risk management and governance model established by the holding in its policies and guidelines, keeping an effective flow of information on risk levels between headquarters and each subsidiary and alignment of strategies for maintaining such risks at an acceptable level. To ensure the continuous improvement of the units in risk management and controls, a maturity program was established, comprising the definition and periodic assessment of best practices of risk management and controlling conducted in each location as also the supervision and governance activities performed by the holding. The proximity in the monitoring of our units allows us to better understand the peculiarities of each country and region where we do business with and to quickly adapt to changes in different regulatory, social, and economic environments where we operate, even in stress scenarios as observed with COVID-19 pandemic. In this regard, there was an increase of volume and frequency of information shared between units and holding when related to customers and employees’ safety and well-being preservation, the availability of banking channels, products and services, the regulatory changes instituted in different countries and their impacts in the units. Finally, advances in actions to strengthen the Risk Culture on abroad subsidiaries have fostered individual and collective responsibilities of all our employees, empowering them to do the right thing, at the right time, and in the right way respecting the ethical and sustainable way of doing business. Internal Audit The Internal Audit Department is subordinated, at the administrative level, to the Chairmen of the Board of Directors of Itaú Unibanco Holding S.A. Its activities are supervised by the Audit Committee of Itaú Unibanco Holding S.A. The Internal Audit representation offices located in Foreign Units report, at a technical level, to the Executive Audit Office of Itaú Unibanco S.A., and their activities are supervised by the Audit Committee of Itaú Unibanco Holding S.A., as well as by local Audit Committees. The internal audit activities carried out and the use of the name “internal audit” in the Conglomerate are exclusive to Itaú Unibanco’s Executive Audit Board. The Internal Audit Department adopts a proprietary methodology mandatory for the Conglomerate’s all Internal Audit units. This methodology is in line with the international standards for the internal auditor’s profession disclosed by The Institute of Internal Auditors (The IIA). Every time this methodology is revised, changes are submitted for approval from the Executive Audit Office and the Audit Committee. The Internal Audit Department will report any noncompliance with standards to the Audit Committee. The Internal Audit Department has an agenda to report to the Governance, which includes meetings with the Audit Committee, Executive Committee, Board Chairmanship, and the Board of Directors. c) The adequacy of operating structure and internal controls to verify the effectiveness of the policy adopted The structure adopted is adequate and able to monitor market risks in accordance with policies set and the risk appetite statement. The integrated management of operational risk, internal controls and compliance is structured in three lines of defense: 1st line: represented by the business and back office areas, it is responsible for identifying, measuring, assessing, understanding and managing events of operational risk, as well as keeping an effective control environment (including compliance with internal and external rules). 2nd line: represented by the operational risk department, its responsibilities include disclosing and ensuring the application of decisions, policies and strategies with respect to operational risk management, as well as validating policies and processes on an independent basis. 3rd line: represented by the Internal Audit department, it is responsible, among others, for independently and periodically verifying the adequacy of risk identification and management processes and procedures. The activities of the second line of defense are carried out by the, Compliance and Operational Risk department, which are structurally segregated from the business and back office departments, thus ensuring its independence. 69

Furthermore, the second line of defense validates the process focused on identifying, measuring, assessing, monitoring and responding to the organization's operational risks, thus ensuring that any losses and risks are kept within the limits set by the institution and adherent to policies and procedures.

5.2. With respect to the market risks indicated in item 4.2, please inform:

a) Whether the issuer has a formal market risk management policy, specifying, if so, the body that approved it and the approval date and, if not, the reasons why the issuer has not adopted a policy

Our institutional market risk management policy is a set of principles contained in CMN (National Monetary Council) regulations applicable to all business units and legal entities of the Itaú Unibanco Group.

Our market risk management process is subject to the governance and hierarchy of councils, with specific limits assigned to different portfolios and levels (e.g., Banking Portfolio, Trading Portfolio) and some types of market risk (such as interest rate and foreign exchange risks). Daily risk reports, used by the business and control departments, are also sent to senior management. In addition, the market risk control and management process is submitted to periodic reviews. Our market risk control framework is responsible for:

- providing visibility and assurance for all senior management levels that market risks assumed are in line with our risk-return objectives;
- promoting a disciplined and informed dialogue about the overall market risk profile and its evolution over time;
- increasing transparency as to how the business seeks to optimize results;
- providing early warning mechanisms to facilitate effective risk management, without obstructing the business objectives; and
- monitoring and preventing risk concentration.

The market risk is controlled by a department independent from the business units and that is responsible for performing the daily activities of (i) risk measurement and assessment; (ii) monitoring stress scenarios, limits and warnings; (iii) application of stress scenarios, and related analysis and tests; (iv) reporting risk findings to the in-charge individuals within the relevant business units in accordance with our governance requirements; (v) monitoring any actions required to adjust risk positions and/or levels to make them viable; and (vi) providing support for the launch of new financial products: To this end, we have a structured communication and information flow process that provides information to our Superior Councils and monitors compliance with the requirements of Brazilian and foreign regulatory agencies.

Our structure of limits and warnings follows the Board of Directors' guidelines and is approved by the Superior Market and Liquidity Risk Council (CSRML) or proper authority level, which meets at least once a month. This structure promotes control effectiveness and coverage and is reviewed at least annually. It also maps from aggregated risk indicators (portfolio levels) to granular limits (individual desk levels). The structure of market risk limits extends to the risk factor level, with specific limits aimed at improving risk monitoring and understanding, as well as at avoiding risk concentration. These limits are determined based on projected balance sheet results, size of equity, liquidity, market complexity and volatility, and our risk appetite. The process of setting these limit levels and breach reporting follows the governance of approval from our financial conglomerate´s institutional policies. The information flow aims at providing information for the organization's several executive levels, including Board of Directors members through the CGRC, which meets every two months. Risk limits are monitored daily and any excess and potential breaches of limits are reported and discussed at proper authority levels.

- Within one business day, to the management of the relevant business units and the risk control department and business unit executives; and
- within one month, to the Superior Market and Liquidity Risk Council (CSRML) whenever this is the proper authority level.

Market risk management is governed by the internal policies below, approved by the respective proper bodies:

Re	Policy	Revised on
PS-17	MARKET RISK MANAGEMENT AND CONTROL POLICY (GLOBAL)	03.31.2021
RG-23	CLASSIFICATION OF OPERATIONS	05.31.2021
PR-100	DATABASE OF MARKET AND LIQUIDITY RISKS, RESULTS AND OPERATIONS (BRAZIL)	09.30.2021

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PR-97	MARKET RISK LIMIT MANAGEMENT (GLOBAL)	03.31.2021
PR-121	PRICING PROCESS (GLOBAL)	03.31.2021
PR-122	MARKET RISK BACKTESTING TESTING (GLOBAL)	05.31.2021
PR-98	MARKET RISK STRESS TESTING (GLOBAL)	04.30.2021
PR-55	PREPARATION OF MARKET RISK MODELS	03.31.2021
PR-123	PRUDENTIAL ADJUSTMENTS CALCULATION PROCESS (GLOBAL)	06.30.2021
PR-126	MARKET RISK CONTROL PROCEDURES FOR TREASURY (GLOBAL)	06.30.2021
PR-123	EFFECTIVENESS OF ECONOMIC HEDGING OF FOREIGN INVESTMENTS (BRAZIL)	06.30.2021
PR-124	MARKET RISK STATEMENT (GLOBAL)	06.30.2021
PR-47	GOVERNANCE INTERNAL MARKET RISK MODELS (BRAZIL)	03.31.2021

Approval authority levels:

- CN – Policies Council and the Board of Directors, for PS/RG reference code policies.
- Market and Liquidity Risk Officer, for PR reference code procedures.

b) The objectives and strategies of the market risk management policy, if any, including:

i. the market risks that are intended to be hedged

Hedges are mainly used against risks posed by fluctuations in interest, inflation and foreign exchange rates.

ii. the equity hedging strategy

The hedging strategy is aimed at adjusting income from foreign exchange variation after taxes on foreign investments (accounting basis) and its hedges. An economic hedge is composed of positions aimed at hedging income from foreign exchange variation on foreign investments. Economic hedges may be traded on derivative stock or over-the-counter markets and through foreign currency liabilities.

Market risk management is aimed at mapping and controlling risks of mismatches. The Market and Liquidity Risk Control Office is responsible for mapping, calculating and informing market risks and mismatching of terms, currencies and indices, as well as the use of limits approved by proper committees or authorities.

The Treasury department uses hedging transactions to mitigate and manage risks of mismatches, complying with the limits of exposure and risks approved by proper committees or authorities. For managing these risks, it analyzes the information received and economic data for hedging purposes.

So-called hedge accounting derivatives are monitored based on their effectiveness and accounting impacts.

iii. equity hedging instruments

When required, the Issuer operates in the market with derivative financial instruments.

The Bank uses a number of financial instruments for risk management, which include securities and derivatives traded over the counter or on stock exchanges. Derivatives mainly include:

- Interest rate and foreign exchange futures contracts;
- Non-Deliverable Forward – NDF;
- Interest rate and foreign exchange swap contracts; and
- Options.

Transactions with derivative financial instruments are classified in accordance with their characteristics: risk management or cash flow hedge.

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iv. risk management parameters Risk management parameters used by the Issuer include market risk measures, such as: Value at Risk (VaR): a statistical measure that quantifies potential economic losses expected in normal market conditions, considering a defined holding period and confidence level; Losses in Stress Scenarios (Stress Testing): a simulation technique to evaluate the impact on assets, liabilities and derivatives portfolios of various risk factors in extreme market situations (based on prospective and historic scenarios); Stop Loss: a measure aimed at reviewing positions, if accumulated losses in a given period reach specified levels; Expected Shortfall: a statistical measure that quantifies expected potential economic loss, considering a given time horizon and confidence interval, capturing the significance of loss in the event of a breach of the VaR “barrier”; One-day stress: average of losses that exceed VaR 97.5% with a one-day holding period. Maximum drawdown (MDD): an effective loss indicator that shows the biggest loss occurred from a high point (peak) of the accumulated result to a low point (trough) of a portfolio in a specific time period. Concentration: the cumulative exposure of certain financial instruments or risk factors calculated at market value (MtM – Mark to Market); Stressed VaR: a statistical measure derived from VaR calculation, aimed at capturing the largest risk in simulations of the current portfolio, considering observable returns in long time horizons. Corporate | Internal EVE (Delta Economic Value of Equity): difference between the present value of the sum of repricing flows of instruments subject to IRRBB (interest rate risk in the banking book) in a base scenario, and the present value of the sum of repricing flows of the same instruments in an interest-rate shock scenario; NII (Delta Net Interest Income): difference between the result of financial intermediation of instruments subject to IRRBB (interest rate risk in the banking book) in a base scenario, and the result of financial intermediation of the same instruments in an interest-rate shock scenario. Average megawatt (MWm): an exposure measure used to control concentration in the Energy business Sensitivity and loss control measures are also analyzed. They include: Gap Analysis: accumulated exposure of cash flows by risk factor, expressed at market value and allocated by settlement dates; Sensitivity (DV01- Delta Variation): impact on the market value of cash flows when a one-basis point change is applied to current interest or index rates; Sensitivities to Various Risk Factors (Greek): partial derivatives of a portfolio of options in connection with prices of underlying assets, implied volatilities, interest rates and time. Itaú Unibanco manages its risk exposure based on the net of hedging and hedging objects. Controls using net exposure limits are applied in accordance with the risk appetite determined by the bank. v. If the Issuer carries out transactions involving financial instruments for different equity hedging purposes, state what these purposes are The Issuer hedges transactions with clients and proprietary positions to take advantage of market opportunities, seeking to mitigate risks arising from fluctuations in prices of market risk factors and mismatches, and maintaining the classification of operations within exposure limits in effect approved by proper committees/authorities. Derivatives are used for these hedging activities and treasury proprietary transactions. For situations in which these are hedge accounting transactions, both hedge effectiveness and any accounting impacts are monitored. Accounting and economic hedging procedures are governed by institutional policies. vi. organizational structure for market risk management control Market risk Senior management is directly involved in market risk management, conducted on an ongoing basis with councils and committees meeting regularly so that the risk assessment and its impact on capital have an effective impact on the decision-making process at all levels, whether related to Itaú Unibanco’s products, activities, processes or systems. 72

The organizational structure for risk management control, including market risk, is described in item 5.1.b.iii of this Reference Form. In addition to the description in said item, we detail below the governance process structured specifically to address market and liquidity risks. Superior Market and Liquidity Risk Council (CSRML) The CSRML is aimed at setting guidelines and governance requirements for investments and market and liquidity risks in connection with the Bank’s consolidated positions and business lines. Accordingly, the CSRML is mainly responsible for: Market and liquidity risk strategic management; Analyzing current and future liquidity levels and taking actions to promote the safe, efficient management of the Holding Company’s cash flows; Discussing and deciding on additional liquidity and market risk limits, within the authority assigned by the CGRC, and: guidelines on activities and decision-making powers assigned to the CGRML (Market and Liquidity Management Committee); retention periods for main types of risks, taking into account the size of positions and market liquidity; matters and limits related to treasury operational risk; stop loss policies; compensation policies; maximum levels of liquidity mismatch (GAP) for various terms and currencies, minimum levels of reserves in local and foreign currencies, subordinated to those defined by the CGRC, which may even determine additional or supplementary controls and limits, if required; funding and investment policy in domestic and foreign financial markets; criteria and rules for determining internal transfer pricing of funds in the conglomerate’s companies; strategies for financing the group portfolios; criteria and models for assessing liquidity risk; contingency liquidity plans; setting out guidelines and governance for market and liquidity risks to manage funds from technical reserves and Insurance, pension plan and premium bonds equity; monitoring the proper Asset Liability Management (AML) of private pension plan entities (foundations) linked to the Itaú Unibanco Group; monitoring the proper management of objectives and governance of defined investments and risks. Members of this council are as follows: President General Director Chief Risk Officer (CRO) 73

Chief Financial Officer (CFO) Executive Officer, Global Markets, Treasury and Latam Executive Officer, IBBA Executive Officer, Vehicles, Itaú Correspondents, Real Estate and Iti Executive Internal Audit Officer Risk Officers Finance Officers Institutional Treasury Officers; and Chief Economist. Frequency of meetings: monthly. Market and Liquidity Risk Management Committee (CGRML) This Committee is mainly responsible for: Discussing proposals for changing higher authority limits;—Defining and monitoring limits to authority limits; Monitoring the impact of regulatory changes in the group liquidity and market risks. Members of the committee are as follows: Secretary: Finance Risk Analysis Manager. Chief Risk Officer (CRO) Chief Financial Officer (CFO) Executive Officer, Global Markets, Treasury and Latam Trading Officer Banking Officer Capital, Market and Liquidity Risk Officer Chief Economist. Frequency of meetings: monthly. Meetings may be called off due to conflicting agendas and be held at any time if requested by members. Policies Council (CN) CN is aimed at improving governance and revising bank’s policies. CN is mainly responsible for: Revising and approving, by consensus, the bank’s policies and rules (with level of authority of the Council or Board of Directors). Evaluating and validating the policies and rules to be submitted for approval from the Board of Directors or reporting Committees. Validating policies and rules that do not include material changes and have been approved by email by the officer in charge. Members of this council are as follows: Risk Officers Officers from the proposing departments Legal Officer Audit Officer Frequency: 4 times a year. The Policies Unit may exceptionally submit policies for approval from the members by email – in these cases at least three “agreed” are required. Market Model Assessment Technical Council (CTAM Market) The Market Model Assessment Technical Council (CTAM Market) is mainly responsible for: 74

CTAM is responsible for evaluating market risk models, pricing and liquidity, based on the independent opinion of the model validation department. The group is mainly responsible for: approving market, pricing and liquidity risk calculation models; deciding on whether to use market, pricing and liquidity risk models; approving, recommending, suggesting and monitoring action plans proposed for the validated models; monitoring the performance of market risk models over time, determining new developments, if required; monitoring, as a minimum agenda, the stressed VaR (sVaR) period used to calculate market risk capital by internal models. Studies should be submitted by the market risk control department. Decisions made by this council will be valid after being reported to the Risk Officer. Models disapproved for use should be monitored, as a minimum agenda. Decisions made by this council will be valid after being reported to the Risk Officer. Members of this council are as follows: Operational Risk Officer Market and Liquidity Risk Control Officer Operational Risk Superintendent responsible for model validation Superintendent of the Development Unit related to the Model in question Superintendent of the Implementation Unit related to the Model in question In case of absence, the Market and Liquidity Risk Control Officer may assign decision power to respective superintendents. The Operational Risk Officer, responsible for model validation, may not assign decision-making powers. Frequency of meetings: Every 45 days or upon demand. c) The adequacy of operating structure and internal controls to verify the effectiveness of the policy adopted The adequacy of the operating structure and internal controls to verify the effectiveness of the policy adopted for market risks is the same to the one stated in item 5.1.c of this Reference Form. The adopted structure is adequate and able to monitor market risks in accordance with the guidelines of policies and the risk appetite statement. 5.3. With respect to the controls adopted by the issuer to ensure the preparation of reliable financial statements, indicate: a) The main internal control practices and the efficiency level of such controls, indicating any imperfections and measures adopted to correct them. The management of Itaú Unibanco Holding S.A. is responsible for establishing and maintaining internal controls related to the company’s consolidated financial statements. The Internal control related to financial statements is a process developed to provide reasonable assurance as to the reliability of accounting information and the preparation of financial statements disclosed in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). The internal controls related to the financial statements include policies and procedures that (i) are related to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and write-offs of the Company’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to enable the preparation of the financial statements under the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and that the Company’s receipts and payments are only being made as authorized by the Company’s management and officers; and (iii) provide reasonable assurance as to the timely prevention or detection of unauthorized acquisition, use or allocation of the Company’s assets that could have a material effect on our financial statements. Due to their inherent limits, the internal controls related to the financial statements may not avoid or detect errors. Therefore, even the systems determined to be effective may only provide reasonable assurance as to the preparation and presentation of the financial statements. Likewise, projections of any evaluation on their 75 effectiveness for future periods may be subject to the risk that the controls may become inadequate due to changes in conditions, or deterioration may occur in the level of conformity with practices or procedures. Management evaluated the effectiveness of the internal controls related to the Company’s consolidated financial statements on December 31, 2021 in accordance with the criteria defined by the Committee of Sponsoring Organization of the Treadway Commission according to in Internal Control (“COSO”) – Integrated Framework (2013). The management’s evaluation includes the documentation, assessment and tests of the design and effectiveness of the internal controls related to the financial statements. Based on this evaluation, management concluded that the internal controls related to the consolidated financial statements are effective with respect to December 31, 2021. b) the organizational structures involved Itaú Unibanco Holding’s internal controls and operational risk management framework is in conformity with the definitions established by international bodies Committee of Sponsoring Organizations of the Treadway Commission (COSO—2013), Information Systems Audit and Control Association (ISACA) and Control Objectives for Information and Related Technology (COBIT). It also adheres to the recommendations suggested by the Basel Committee and the provisions of domestic and foreign regulatory bodies, and it is in line with institutional policy “Integrated Operational Risk and Internal Controls Management” as a primary means to operate its Operational Risk and Internal Controls management framework and to ensure compliance with defined guidelines by way of an integrated approach. Main elements of this framework are: Board of Directors (CA):—Approving guidelines, strategies and policies related to operational risk and internal controls, ensuring a clear understanding of the roles and responsibilities by all the levels in the conglomerate. Audit Committee (CAUD):—Supervising the internal controls and risk management processes. Superior Operational Risk Committee (CSRO):—Understanding the risks of Itaú Unibanco’s processes and business, defining guidelines for operational risks management and assessing the results of the work performed. Compliance and Operational Risk Committee (CCRO):—Monitoring and promoting the development and implementation of guidelines approved and defined by the CSRO, discussing main existing and potential risks in place at the Business Departments, as well as the action plans proposed for mitigation purposes. Internal Operational Risk Committee (CIRO):—Discussing operational risks and internal controls related topics of each Business Unit, which will be reported to a higher decision-making level of authority at the Compliance and Operational Risk Committees (CCRO). Chief Risk Officer (CRO):—Responsible for managing the organization’s operational risk. Internal Controls and Operational Risk: Operating in the second line of defense, this framework is represented by superintendents working as Internal Controls and Risks Officials (OCIRs) who, together with their teams, are responsible for: Supporting the first line of defense when carrying out its direct duties. Developing and providing methodologies, tools, systems, infrastructures and governance required to support the integrated operational risk and internal controls management in the significant conglomerate and outsourced company activities; Coordinating the operational risk and internal controls activities with the Business and BackOffice departments, being independent when exercising its functions and having direct communication with any management member or employee, as well as access to any information required under the scope of its responsibilities. Accordingly, this department is barred from carrying out any business that might compromise its Independence. 76

Business/Back-Office Departments:—Primarily responsible for identifying, prioritizing, responding to risk, monitoring and reporting operational risk events that may impact the achievement of strategic and operational goals set. Internal Audit:—Checking, on an independent and periodic basis, the adequacy of processes and procedures for risk identification and management, in accordance with the guidelines set forth in the Internal Audit Policy. c) whether and how the efficiency of internal controls is overseen by the issuer’s management, indicating the position of the people responsible for such monitoring Management has established governance mechanisms such as periodic certification of controls and verification of adherence to policies and procedures. To ensure that the risk management process is disclosed and reported to the institution’s senior management, together with the respective status of action plans, the organization counts on the support of the Committees listed in item b) above, as defined in the Integrated Operational Risk and Internal Control Management Policy. d) deficiencies in and recommendations on the internal controls included in the detailed report prepared and forwarded to the issuer by the independent auditor, in accordance with the CVM regulation addressing the registration and exercising of the independent audit activity We noted no significant deficiencies in internal controls related to the financial statements in the independent auditor’s report. However, we should emphasize that action plans for other deficiencies and recommendations indicated by the independent auditor are monitored and reported to the senior management by multidisciplinary committees, with the presence of representatives of the Internal Audit and Internal Controls. Additionally, the results of this monitoring are periodically reported to the Company’s Executive Committee and Audit Committee. e) officers’ comments on the deficiencies stated in the detailed report prepared by the independent auditor and on any corrective measures adopted We noted no significant deficiencies in internal controls in the independent auditor’s report. 5.4. In relation to the integrity mechanisms and internal procedures adopted by the issuer to prevent, detect and remedy misconduct, frauds, irregularities and illicit acts against national or foreign public administration, inform: a). whether the issuer has rules, policies, procedures or practices aimed to prevent, detect and remedy frauds and illicit acts against the public administration, and identify, if applicable: i. key integrity mechanisms and procedures adopted and its adequacy to the profile and risks identified by the issuer, and inform how often risks are reassessed and policies, procedures and practices are adjusted Itaú Unibanco has a series of corporate policies, such as the Anti-Corruption Corporate Policy, Corporate Integrity, Ethics and Conduct Policy, Government and Institutional Relations Policy, Code of Ethics, and Supplier Relationship Code, in addition to internal procedures, which help prevent frauds and illicit acts against the public administration. These Policies are available on website www.itau.com.br/investor-relations > Itau Unibanco > Corporate Governance > Regulations and Policies > Policies, and are revisited on an annual basis. Itaú Unibanco’s Integrity and Ethics Program is structured through procedures and controls in the following dimensions: i) Senior Management Commitment, ii) Policies and Procedures, iii) Education and Communication, iv) Monitoring, and v) Channels for Reporting Unethical Misconduct, Questions, and Illicit Acts. Risks are reassessed from time to time and the Program is improved on an ongoing basis. These assessments may be carried out in a number of ways, such as indicators, key control tests, risk diagnosis or studies of processes, audit work, outside assessments, and monitoring of standards and trends. 77

Itaú Unibanco’s Integrity and Ethics Program is assessed by the Internal Audit department from time to time with satisfactory outcomes. This Program is also evaluated biennially by the Federal Government, through the General Controllership of the Union, (List of Pro-Ethics companies) and third-party companies are also hired to analyze Program-related processes and identify continuous improvements. Our efforts to fight and prevent corruption and fraud have been publicly acknowledged by the Office of the Federal Controller General (CGU) in partnership with the Ethos Institute for the recognition of Itaú Unibanco as a Pro-Ethics Company for the fourth consecutive year. In this latest edition, out of the 327 participating companies in the 2020-2021 biennial period, 67 companies were approved and recognized in a CGU ceremony in Brasilia in December 2021. It is worth mentioning that Itaú Unibanco has set a corporate policy to prevent its involvement in wrongdoings, protect its reputation and image with employees, clients, strategic partners, suppliers, service providers, regulators and society by means of a governance structure focused on transparency, strict compliance with rules and regulations, including Circular No. 3,978/2020 of the Central Bank of Brazil, and cooperation with the police and judicial authorities. It also aims to be in line at all times with the best domestic and international practices to prevent and fight illicit acts by making investments and continually training its eligible employees. For Itaú Unibanco to comply with the guidelines of this corporate policy, a program to prevent and combat illicit acts was set up based on the following pillars: Policies and procedures; Customer identification process; Know Your Customer (KYC); Know your Partner (KYP); Know your Supplier (KYS); Know your Employee (KYE); Risk assessment on new products and services; Sanctions Compliance; Monitoring; selection and analysis of suspicious situations; Reporting suspicious transactions to regulators and authorities; and Training. These programs are applicable to the Itaú Unibanco Conglomerate and its companies in Brazil and abroad. The Prevention of Illicit Acts policy is reviewed every two years and risks and procedures are constantly reassessed in accordance with best practices and market dynamics. For further information, please see section Risk Management of the Integrated Annual Report 2021, available on the Investor Relations website. The Illicit Acts Prevention and Anti-Corruption Policies are available on the Investor Relations website: www.itau.com.br/relacoes-com-investidores > Itaú Unibanco > Corporate Governance > Regulations and Policies > Policies. ii. the organizational structures involved in monitoring the operation and efficiency of the integrity mechanisms and internal procedures, to indicate its duties, whether their establishment was formally approved, the issuer’s bodies to which they report, and mechanisms to ensure the independence of members, if applicable The Corporate Compliance Office (DCC) is the manager of the Integrity and Ethics Program and responsible for coordinating the identification of major risks associated with corruption and required adjustments of the Program processes, with the support of other departments, such as the Corporate Security Office and the Operational Risk Office. As defined in the Compliance Policy approved by the Board of Directors, the Compliance department is independent to exercise its duties and has direct communication with any management member or employee and access to any information required within the scope of its responsibilities. This independence is strengthened by the framework of the Integrity and Ethics joint bodies coordinated by the DCC and the Program reporting to a number of Senior Management joint bodies (Superior ESG Council, Audit Committee, and Board of Directors). 78

DCC has, among its responsibilities, in addition to risk analysis focused on integrity and ethics; the creation of policies and procedures related to the Integrity and Ethics Program; alignment with the other departments of the Conglomerate for implementation and maintenance of controls aimed at minimizing risks; setting and implementing a communication and training plan; and monitoring. These responsibilities are formalized in the Integrity, Ethics and Conduct Policy and the Corporate Anti-Corruption Policy. DCC also make efforts to share the Integrity and Ethics Program in the Conglomerate’s International Units, evaluating and supporting communication, awareness-raising and training initiatives. The Program for Brazil and International Units initiatives are discussed and approved in the Integrity and Ethics committees. Furthermore, the activities to prevent and combat money laundering and the financing of terrorism, including its monitoring, are carried out by Itaú Unibanco’s Corporate Compliance Office (DCC) with the responsibilities as follows: AML/CTF Officer: Manages Itaú Unibanco’s Anti-Money Laundering and Counter Terrorism Financing (AML/CTF) Program through information received by committees and, depending on the risk, cases submitted to its authority level; approves Itaú Unibanco’s Internal Risk Assessment; approves the rules aimed to know clients, employees, partners and outsourced service providers, as well as those aimed at monitoring, selection and analysis; and receives, for knowledge purposes, partnership contracts with financial institutions headquartered abroad, as well as with third parties participating in payment arrangements of which Itaú Unibanco is also a participant, as set forth in regulations in force; Ensures the implementation of the AML/CTF Program of Itaú Unibanco Conglomerate and its subsidiaries and affiliates in Brazil and abroad; Prepares Itaú Unibanco’s internal risk assessment; improves the quality and effectiveness of its processes and responsibilities over Itaú Unibanco’s AML/CTF processes, checking the compliance with this policy, as well as fixing any weaknesses found; Performs a prior assessment of the risks of money laundering and terrorism financing in new products and services, including the use of new technologies; Defines guidelines and minimum criteria for risk rating in connection with money laundering and terrorism financing of customers, employees, business partners, suppliers, and service providers; Prepares and monitors the implementation of a risk-based approach in processes, formalizing them into internal procedures, together with criteria set for generating effectiveness indicators; Monitors and diagnoses different types of money laundering, in order to anticipate trends and propose preventive and countering solutions; Validates Itaú Unibanco’s AML/CTF procedures mentioned in the business units’ documents; Periodically reports to the Audit Committee any material facts relating to Itaú Unibanco’s AML/CTF program. iii. whether the issuer has a code of ethics or conduct formally approved, indicating: • whether it applies to all officers, members of the supervisory council, members of the board of directors, and employees, as well as to third parties, such as suppliers, service providers, intermediaries and associates Itaú Unibanco’s Code of Ethics applies indiscriminately to all management members and employees of the Itaú Unibanco Conglomerate in Brazil and abroad. The Corporate Integrity, Ethics and Conduct Policy complements the Code of Ethics, setting a series of procedures to ensure the sharing of ethical behaviors and the adoption of proper conduct by all policy addressees. Also complementing the Code of Ethics is the Supplier Relationship Code that is to be applied to all management members and employees of Itaú Unibanco and its direct and indirect suppliers. Additionally, the Corporate Anti-Corruption Policy applies to all management members, employees and controlling stockholders of the Conglomerate in Brazil and abroad, as well as to nonprofit organizations linked to the Conglomerate in Brazil, and to any relationship the Conglomerate has with clients, partners, suppliers and other stakeholders. In 2020, we launched the Environmental and Social and Positive Impact Guide for Suppliers, aimed to supplement the Supplier Relationship Code, which meanwhile is aimed at sharing our guidelines and good ethical practices across our supply chain. • whether and how often officers, members of the supervisory council, members of the board of directors, and employees undergo training in the code of ethics or code of conduct and other related rules Senior management members attend integrity and ethics training by way of specific lectures and e-learning courses. Officers and employees attend e-learning courses (business ethics, anti-corruption, compliance, information security, AML, supplier relations, etc.) from time to time. Board members also attend illicit acts 79 prevention and AML lectures every two years. Furthermore, everyone receives periodic corporate communications on Code of Ethics related topics (via corporate portal, email and other available media) and must adhere to the corporate integrity policies once a year by signing an electronic mandatory statement. • any sanctions applicable for breaching the code or other related rules, identifying the document in which these sanctions are provided Any noncompliance with the guidelines of the Code of Ethics, the Supplier Relationship Code, the Corporate Integrity Ethics and Conduct Policy, the Corporate Anti-Corruption Policy and other corporate integrity policies, is subject to administrative sanctions set forth in Itaú Unibanco’s internal rules. Sanctions applicable in confirmed breaches of such policies include: disciplinary actions on employees (which may range from receiving feedback or warning to termination without or with cause according to the seriousness of the misconduct); and penalties as set forth in law, action for damages, reducing scope, and terminating contracts for suppliers. • the body approving the code, date of approval, and, if the issuer discloses the code of conduct, where in the web this document may be found Itaú Unibanco’s Code of Ethics was approved by the Board of Directors of Itaú Unibanco Holding S.A. on November 30, 2019. This document is available on the bank’s intranet and on the Internet at www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Regulations and Policies > Code of Ethics and Conduct, and also at our Integrity and Ethics page at: https://www.itau.com.br/investor-relations /integrity/. This document will be revisited in 2022. b) whether the issuer has a whistleblowing channel, indicating, if applicable: I) if it is either an internal channel or it is in charge of third parties Itau Unibanco has an exclusive Whistleblowing channel for receiving reports of illicit acts in compliance with Central Bank Regulation No. 4,859. The denunciation channel is under Itaú Unibanco’s management, from the reception, screening, investigation and eventual measures as to the manifestations received. II) whether the channel is open to receive reports from third parties or only from employees A whistleblowing channel for handling situations with indications of illegality of type involving management members, employees or service providers is accessible to all internal and external stakeholders, such as clients, non-clients, suppliers, partners and employees. It may be accessible as follows: External channels: corporate website: https://www.itau.com.br/atendimento-itau/para-voce/denuncia/ phone number: 0800-723-0010 – business days—from 08:30 am to 7:00 pm; email: inspetoria@itau-unibanco.com.br e fornecedores_relatos@itau-unibanco.com.br Internal channels: email: Inspection box Online Inspector Office: https://intranetpre.itau/Web1/PB4/PA III) whether mechanisms are in place to provide anonymity and protect whistleblowers in good faith The Code of Ethics and the Integrity, Ethics and Conduct Policy provides whistleblowers with confidentiality and protection, and any acts of retaliation, revenge or persecution must be barred against any person who, in an identified manner and in good faith: reports or brings to light any complaint, suspicion, question or concern related to ethical or other misbehavior; provides information or assists in inquiries related to ethical and other misbehaviors. Management members or employees who attempt to or actually retaliate against those who, in good faith, report ethical and other behavioral deviations are subject to specific investigation and possible consequence management. 80

IV) issuer’s body responsible for investigating whistleblowing reports The Corporate Security Office is dedicated to receiving and verification reports of wrongdoings through the so-called “Inspetoria” corporate reporting channel. In the case it is not possible to check a specific complaint, due to a possible conflict of interest involving the Corporate Security Office, the Inspector Office must notify the Executive Internal Audit Office to take over accordingly. Furthermore, for governance reasons, the internal rules define the following areas to address the issue according to the person involved: Involved in reporting illicit acts Up to superintendent level Officers and executive officers Members of the Executive Committee or Audit Committee or Board Members other members of committees reporting to the Board of Directors Audit Officers Responsible for the analysis and handling Corporate Security Office Executive Internal Audit Office and Corporate Security Office Executive Internal Audit Office Board of Directors, Audit Committee, and Corporate Security Office c) whether the issuer adopts any procedures in mergers, acquisitions or corporate reorganizations to identify weaknesses and risks of undue practices in the companies involved in these processes In mergers, acquisitions, and corporate restructuring, Itaú Unibanco, through its proprietary M&A department, adopts the procedures available to identify any weaknesses and material undue practices in connection with the counterparties involved in such processes. This procedure is carried out by way of a thorough diligence process on companies subject to a merger or acquisition, as well as by including specific contractual clauses in the instruments that formalize each operation in the event the transaction is completed. A diligence process is the in-depth assessment and analysis of publicly and non-publicly information and documents of an entity and/or a business as part of a M&A operation. It is a long-running, complex investigation process aimed at identifying weaknesses and/or material undue practices in the company involved in the process and validating the data made available to prospective buyers. This process comprises financial, accounting, fiscal, technology, legal, corporate, labor, social security, E&S, real estate, intellectual property, compliance, AML, anti-corruption, among other issues, so as to assure whether the company has conducted business in compliance with applicable legislation and whether it is regularly organized, in addition to whether it holds all authorizations and permits required for operation purposes. In addition to the proprietary M&A department and the external advisors engaged with exclusivity to this end, the diligence process involves other departments of the bank to help the analysis process, such as the Compliance, Audit and Internal Controls, Corporate Legal and Litigation, Business and Products, Finance, Tax, Treasury, Human Resources, Technology and Information Security. Notwithstanding all reasonable measures taken to identify weaknesses and undue practices, there is always the risk that we, our legal or financial advisors may not detect them. Should this occur and Itaú Unibanco incur losses as a result of these weaknesses and undue practices after the completion of process, the indemnity rules provided for in agreements related to each operation will be applied. Regarding contractual provisions, Itaú Unibanco demands that its counterparties provide a number of representations and warranties regarding themselves and the entities and/or business involved in the operation. These representations and warranties cover, for example, the regular organization of companies and compliance with legislation applicable to these companies, including specific anti-corruption and anti-money laundering regulations. Any breach of these representations and warranties by counterparties may cause different penalties to befall these counterparties, including the early termination of the contract or operation in question and the payment of compensation to the buyer for the damage suffered. 81

After completing this process, the resulting analysis is submitted to and discussed by the executive team involved in the business and later forwarded for approval by the Strategy Committee, the Executive Committee and/or the Board of Directors, if applicable. d) whether the issuer has no rules, policies or practices to prevent, detect and remedy frauds and illicit acts carried out against public administration, identify the reasons why the issuer has failed to adopt any controls accordingly Not applicable. 5.5. State whether, in the previous year, there were significant changes in the main risks to which the issuer is exposed or in the risk management policy adopted, and comment on any expected increase or decrease in the issuer’s exposure to such risks In the last fiscal year there were no significant changes in the main risks to which we are exposed or in the risk management policy adopted. We believe that managing risks is the essence of our activity and a responsibility of all employees. Therefore, we face the challenge of following up and monitoring traditional risk areas (market, credit and operational risks), and seek, based on our risk culture, to involve all our employees in the risk management day-to-day. With respect to any expected increase or decrease in risk exposure, in addition to those declared in traditional risk management, we also aim to monitor the following issues as we consider them to be emerging risks: (i) technology alternatives replacing mainstream banking services or (ii) the result of contrasts between the demographic transition of clients and technological innovations. 5.6 Supply other information that the issuer may deem relevant Additional information on items 5.1 and 5.5 COVID-19 relief efforts “Coronavírus” Itaú Unibanco Holding monitors the economic effects of this COVID-19 pandemic in Brazil and the other countries where it operates, which may adversely affect its Profit or Loss. At the beginning of the COVID-19 outbreak, the Institutional Crisis Management Committee was set up. The Executive Committee established an intensified agenda to manage the crisis, which is responsible for the monitoring the pandemic and its impacts on its operations, in addition to the government actions to mitigate the effects of this pandemic. In Brazil, measures were taken to mitigate the impacts caused by COVID-19 throughout 2020 and 2021, by the Federal Government, the National Monetary Council (CMN) and the Central Bank of Brazil (BACEN), particularly: i) CMN Resolution No. 4,782/20, and amendments made by CMN Resolutions No. 4,791/20 and No. 4,856/20, which established, for a determined period of time, criteria for characterization of restructuring of loan operations; ii) CMN Resolution No. 4,838/20, which regulates the Working Capital Program for Business Preservation (CGPE), which contracting term ended in the fourth quarter of 2020; iii) CMN Resolution No. 4,846/20 which provides for loan operations for financing of payroll carried out by financial institutions, under the Emergency Employment Support Program (PESE); iv) CMN Resolution No. 4,937/21 which regulates the Credit Incentive Program (PEC) established by Provisional Measure No. 1,057/21, with conditions similar to those of the CGPE and contracting term scheduled until December 31, 2021; v) Law No. 13,999/20, and amendments made by Law No. 14,161/21, that instituted the National Support Program for Micro and Small Companies (PRONAMPE) with the purpose of developing and strengthening small businesses; vi) Law No. 14,042/20 that established the Emergency Program for Access to Credit (PEAC), with the purpose of making easier the access to credit and preserving companies, for the protection of jobs and income. The PEAC has two modalities: Emergency Program for Access to Credit in the modality of guarantee (PEAC-FGI) and Emergency Program for Access to Credit in the modality guarantee of receivables (PEAC-Maquininha); vii) Law No. 14,148/21 which established the Emergency Program for the Recovery of the Events Sector (PERSE), which aims at creating conditions for the events sector to mitigate losses arising from the state of calamity and the Guarantee Program for Critical Sectors (PGSC), guaranteeing loan operations contracted within 180 days after the law becomes effective; and viii) BACEN Circular No. 3,990/20 and amendments made by BACEN Circular 3,992/20 which permits to carry out repurchase agreements in foreign currency by BACEN. 82

Itaú Unibanco Holding identified the following impacts on its results, as well as effects on estimates and critical judgments for the preparation of the Consolidated Financial Statements: (a) increase in 2020 and 2021 in loan and financing operations, especially for micro, small and mediumsized companies due to the measures adopted for mitigation of the impacts of COVID-19 by the authorities with the creation of programs such as PESE, PRONAMPE, PEAC-FGI and CGPE, which balance in December 2021 is R$ 21,492 million. Through timely monitoring of credit standards and behavior of clients, Itaú Unibanco Holding maintained the regularity of its operations, despite the adverse conditions, and helped clients in the sustainable search for their financial rebalancing; (b) with the purpose of treating indebtedness in a structured way and giving financial impetus to clients, initiatives were established that allowed the extension of grace periods, terms and better interest rate conditions for individuals, and micro and small business clients. In March 2020, the Program 60+ was established, which, among other measures, allowed a 60-day grace period for defaulting agreements and in mid-April the Travessia (Crossing) Program. Travessia allowed the extension of grace periods between 120 and 180 days and terms of operations between 5 and 6 years, respectively, for individual and micro and small companies clients, under better interest rate conditions; (c) 5.4% decrease at the current period in applications of renegotiation and extension of terms for loan operations as the economic situation changed; (d) the allowance for loan losses in the amount of R$ 44,316 million was affected due to the level of risk and default, due to the changes in the financial perspectives of clients and the visible deterioration of macroeconomic variables. To fully reflect the risk of its loan operations, Itaú Unibanco Holding adopts the expected loss model for provisioning of operations since the moment they are granted and it is periodically updated according to the macroeconomic variables and circumstances of the client, and in 2020, in view of the pandemic, a weighting in the economic scenarios was added. In December 2021, the level of coverage of provisions in the loan portfolio of Itaú Unibanco Holding accounted for 193% as compared to 255% in December 2020. Specifically for the expected loss of operations that have not shown any signs of deterioration so far (default or downgrading of the client’s rating), provisioning presented a decrease of 8.3% at the current period. The credit risk governance allowed Itaú Unibanco Holding a quick response for monitoring the impacts of the COVID-19 pandemic on the loan portfolio, permitting quick access to the information needed for discussions and actions of the crisis management daily forums; (e) the mark-to-market component of the securities portfolio was -1.3% in the first quarter of 2020, partially due to rate fluctuations and high price volatility in the markets in the beginning of the pandemic, influencing the measurement of items stated at fair value in their different levels. In subsequent periods, variations observed in the mark-to-market component are not necessarily related to the effects of the pandemic; (f) due to the COVID-19 pandemic, during 2020, instability in the variable income market was noted causing a migration to fixed income instruments with liquidity. This movement resulted in the increase in the Bank Deposit Certificates portfolio; however, over 2021, variation in the portfolio was noted, with changes not necessarily related to the effects of the pandemic. With the purpose of mitigating the system’s liquidity risk, BACEN made available in 2020 to financial institutions credit lines through repurchase agreements in foreign currency and purchase of financial bills with guarantee, and operations in the total amount of R$ 30,547 million were contracted during the period of life of these lines; (g) increase in the recognition of deferred income tax and social contribution in 2020 due to the greater volume of deductible temporary differences recorded for the period. The pandemic reduced the projections of taxable income, however, it was not responsible for the generation of tax loss and social contribution loss carry forwards in Itaú Unibanco Holding. In the period, there were no significant impacts of the pandemic in the recognition of deferred income tax and social contribution in Itaú Unibanco Holding; and (h) increase in expenses with claims related to COVID-19 of R$ 361 million in the period, mainly related to credit life and life insurance. There was a reduction in the face-to-face service staff and an increase in the spacing between people in call centers to reduce the circulation of people and the possibilities of contagion. The average number of people circulating in administrative centers was reduced, since they started to work remotely. Employees in the central management, service centers and digital branches are substantially working from home. It should be noted that despite the aforementioned measures, Itaú Unibanco Holding maintains its operating activities. In order to reduce the effects of the crisis and ensure the employee’s health and safety, self-declaration was encouraged for employees who consider themselves at risk and those who cannot work remotely were put on vacation. In 2020, with the purpose of supporting those who possibly had additional expenses due to the current 83 crisis, the 13th salary was advanced in full. Additionally, a process of communication and transparency with employees was established through e-mails, internal employee’s portal and periodic videos prepared by our Chief Executive Officer communicating news related to COVID-19. At the branches, masks were delivered to all employees who work in customer service, acrylic protections were implemented, and cleaning protocols were reviewed. The adaptation of Itaú Unibanco Holding in the crisis is the result not only of investments in technology, which allows for these virtual interactions, but also of investments in flexibility in the work environment, such as work from home, communities integrated between different areas of the bank and new layouts in the administrative centers that promote the employees’ mobility. In 2020, Itaú Unibanco Holding created the initiative “Todos pela Saúde” from the donation of R$ 1 billion, with the purpose of combating the new Coronavirus and its effects on Brazilian society. “Todos Pela Saúde” is conducted based on four axes: Informing, Protecting, Caring, and Resuming. In February 2021, the “Todos pela Saúde” initiative was formalized as an Institute, and ongoing actions are being maintained. The mission of the “Todos pela Saúde” Institute is to contribute to strengthening and innovation in the health surveillance area in Brazil. The activities to be developed include both research funding and genomic (or metagenomic) surveys, in addition to the training of field epidemiologists. In April 2021, Itaú Unibanco Holding worked together with competitors to fight hunger resulting from the pandemic and the economic crisis. Itaú Unibanco Holding contributed for the purchase and distribution of basket of food staples. 84

ITEM 6. HISTORY OF THE ISSUER 6.1 / 6.2 / 6.4 – Issuer’s incorporation, term of duration and date of registration with CVM Date of issuer’s incorporation 09/09/1943 Type of business organization Corporation Country of incorporation Brazil Term of duration Undetermined Date of registration with CVM 12/30/2002 6.3. Brief history of the Issuer Overview Our corporate name is Itaú Unibanco Holding S.A. Our foundation was on September 9, 1943. We are organized as a publicly-held company for an indeterminate period of time under Brazil’s laws. We are headquartered at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, CEP 04344-902, São Paulo, SP, Brazil, and our telephone number is +55 11 2794-3547. Our Corporate Taxpayer’s Registry of the Ministry of Finance (CNPJ/MF) No. 60.872.504/0001-23 is registered at the Board of Trade of the State of São Paulo under NIRE No. 35300010230. Our corporate purpose, as set forth in Article 2 of our Bylaws, is to undertake the banking activity in all authorized forms, including foreign exchange operations. Our history goes way back to 1924, when the banking division of Casa Moreira Salles started to operate in the State of Minas Gerais. It would later become União dos Bancos Brasileiros, widely known as Unibanco. Two decades later, in 1943, Itaú was founded by Alfredo Egydio de Souza Aranha as Banco Central de Crédito S.A. with its first branch in the city of São Paulo. In their first decades of operation, mergers led to the creation of Banco Itaú América and the resulting consolidation of the Itaú brand. Since 1973, we have operated under the name Banco Itaú S.A., currently Itaú Unibanco. Over the years, we have grown, changed our names at times, gone through mergers and acquisitions, experienced Brazil’s economic miracle, hyperinflation, the rise of the middle class and some world crises. We have witnessed Brazil’s progress and countless histories of employees and clients who have helped us grow and encouraged our development. In 2008, we entered into the largest merger ever in Brazil’s history. The highlight of this event is mainly due to the sensitive time we were going through in 2008, when the world witnessed a severe financial crisis in the international market. The partnership between Itaú and Unibanco meant the union of complementary mindsets, of two banks with major breakthroughs in the use of technology and leaders in Brazil’s financial sector, sharing common histories. This merger has given rise to the largest private financial conglomerate of the southern hemisphere. In 2018, we celebrated ten years of the merger between Itaú and Unibanco, adding a new chapter to our history, which has enabled us to become the largest private bank in Latin America. Since the creation of the Itaú Unibanco group, we have carried out the following mergers and acquisitions: 2009: Partnership with Porto Seguro to distribute car and home insurance products. 2012: Itaú Unibanco takes over the control of Redecard and delists its capital on Bovespa. In the following year, the company changes its name to Rede. 2013: Acquisition of Credicard, which was jointly created by Citibank, Itaú and Unibanco in 1970. 2014: Sale of the large risk insurance portfolio to Chubb. 2015: Acquisition of a 50% interest in ConectCar, with management shared between Itaú Unibanco and the Ultra Group (which subsequently sold its interest to Porto Seguro). In the same year, it also acquires Recovery, an asset recovery company of BTG Pactual. 2016: Merger of Itaú Chile and bank CorpBanca, giving rise to Itaú CorpBanca, which then became Chile’s fourth largest bank. 2016: Acquisition of Itaú BMG Consignado. 2017: Acquisition of Citibank’s retail operations in Brazil. 2017: Sale of the group life insurance portfolio to Prudential. 2018: Acquisition of a 49.9% interest in XP Investimentos, one of Brazil’s largest independent investment brokers. 85

2019: Sales of the interest held in Cibrasec – Companhia Brasileira de Distribuição to ISEC Securitizadora S.A. 2020: Seeking to speed up its digital transformation, Itaú purchases Zup, a technology services company. Acquisition of the shares of Pravaler S.A., a company that offers student financing, increasing its interest to 47.66% in the company’s capital. 2020: Acquisition of an interest in Fintech Quanto. 2020: Sale of part of the credit card portfolio acquired from Citi to Safra. 2021: Sale of an interest in Itaú Administração Previdenciária Ltda. 2021: Acquisition of the Verbank Securities brokerage (Paraguay). Acquisition of the Providencia S.A. de Seguros insurance company (Paraguay). 2022: Acquisition of a 15% interest in Asset 1 Investimentos Ltda; 2022: Acquisition of 50.1% of the capital and voting capital of Ideal Corretora de Títulos e Valores Mobiliários S.A After 5 years Itaú may exercise the right to purchase the remaining percentage (49.9%) of the company’s capital stock; and • 2022: Constitution of a joint venture with TOTVS S.A, called TOTVS Techfin S.A After the operation is completed, Itaú will hold 50% of the total voting capital of the company. Finally, we seek to make headway on a solid journey, based on the commitment to promoting social transformation. Our history is marked by our valuing of culture, education, sport and urban mobility through the programs sponsored by Fundação Itaú para a Educação e Cultura (Itaú Foundation for Education and Culture), Instituto Unibanco (Unibanco Institute), and Espaço Itaú de Cinema (Itaú Movie Theater Complex). Our concern with social issues has greatly increased in the face of the largest health crisis ever brought about by the Covid-19 pandemic. Faced with this challenge, in 2020 we created the Todos pela Saúde (All for Health) program, funded by the largest philanthropic donation ever made by a private entity in Brazil. We believe that, as a bank, we should encourage people to grow and companies to move forward. The responsibility we have taken for the development of Brazil is at the core of our activities and is a hallmark of our whole history. 6.5. Indicate whether there has been any petition for bankruptcy, provided that it was based on a significant amount, or for judicial or extrajudicial recovery from the issuer, and the current status of such petitions: Not applicable. 6.6. Other relevant information Not applicable. 86

ITEM 7. ACTIVITIES OF THE ISSUER 7.1 Briefly describe the activities carried out by the issuer and its subsidiaries We are a holding company whose main activity is to hold equity interests in the capital of financial institutions that, in turn, were incorporated for the purpose of developing all authorized types of banking activities. Additionally, we also hold investments in companies that carry out activities related to the insurance and capital markets. 7.1-A. If the issuer is a semi-public corporation, please identify: a) the public interest that justified its incorporation Not applicable. Issuer’s operations in compliance with public policies, including universalization targets, identifying: • government programs carried out in the previous year, those established for the current year, and those determined for the next fiscal years, the criteria adopted by the issuer to classify these operations as being developed to meet the public interest mentioned in “a” • with respect to the above-mentioned public policies, the investments made, cost incurred and the origin of funds involved – own cash generation, transfer of public funds and financing, including funding sources and conditions • estimated impacts of the above-mentioned public policies on the issuer’s financial performance or state that no analysis was carried out of the financial impact of the above-mentioned public policies Not applicable. c) Pricing process and rules applicable to establishing fees Not applicable. 7.2. With respect to each operating segment disclosed in the latest financial statements for year-end or, where applicable, in the consolidated financial statements, please indicate the following information: a) Marketed products and services Our Business Operations Overview We report the following segments for the year 2021: (i) Retail Banking, (ii) Wholesale Banking, and (iii) Activities with the Market and Corporation. Through these operational segments, we provide a broad range of banking services to a diverse client base that includes individuals and corporate clients, on an integrated basis as follows: 87

The values mentioned above for individuals refer to monthly income and the values for companies refer to annual revenue, except when indicated. The Retail Banking segment offers services to a diversified base of account holders and non-account holders, individuals and companies in Brazil. The segment includes retail customers, mass affluent clients (Itaú Uniclass and Personnalité) and very small and small companies. Our offering of products and services in this segment includes: personal loans, credit cards, payroll loans, vehicle financing, mortgage loans, insurance, pension plan and premium bond products, and acquiring services, among others. The Retail Banking segment represents an important funding source for our operations and generates significant financial income and banking fees. The Wholesale Banking segment is responsible for our private banking clients, the activities of our Latin America units, our middle-market banking business, asset management, capital market solutions, corporate and investment banking activities. Our wholesale banking management model is based on building close relationships with our clients by obtaining an in-depth understanding of our clients’ needs and offering customized solutions. Corporate activities include providing banking services to large corporations and investment banking activities include offering funding resources to the corporate sector, including fixed and variable income instruments. The Activities with the Market and Corporation segment manages interest income associated with our capital surplus, subordinated debt surplus and the net balance of tax credits and debits. This segment also manages net interest income from the trading of financial instruments through proprietary positions, currency interest rate gaps and other risk factors, arbitrage opportunities in the foreign and Brazilian domestic markets, and mark-to-market of financial instruments. It also includes our interest in Porto Seguro S.A. For more information 88 on our interest in Porto Seguro S.A., see “—Insurance.” We carry out a wide range of operations outside of Brazil with units strategically located in the Americas, Europe and Asia. Our international presence creates significant synergies in foreign trade finance, in the placement of Eurobonds and in the offering of more sophisticated financial transactions to our clients. Please see “Note 30 – Segment Information” to our audited consolidated financial statements for further details. The diversification of our business is reflected in the changing composition of our loan portfolio over the last few years, focusing on origination in lower risk segments with enhanced guarantees. We continuously seek to implement and focus on offering new products and services that add value to our clients and diversify our income sources. This allows for the growth of our non-financial income arising mainly from banking service fees, income from bank charges and from insurance, pension plan and capitalization operations. Our business is not materially affected by seasonality. Retail Banking Retail banking is one of our core businesses, through which we offer a dedicated service structure to consumer clients throughout Brazil. We have a large and diverse portfolio of products and services to address our clients’ needs such as credit products, mortgage, investments, insurance, payments and other banking services. Our customer service structure is targeted to offering the best financial solutions for each client. Our retail banking business is segmented according to customer profiles, allowing us to connect with and to better understand each one of our customers. This strategy enables us to offer suitable products to meet their demands. The main activities under the retail banking business are the following: Itaú Retail Banking (individuals) Mass Segment: This segment serves individuals with a monthly income of up to R$4,000. Mass Affluent Segment (Itaú Uniclass): Itaú Uniclass is available at our branches and digital channels for clients who earn more than R$4,000 and less than R$15,000 per month. We offer exclusive services to Itaú Uniclass’ clients, including investment advisory services, exclusive tellers, higher credit limits and a team of dedicated relationship managers. For clients who prefer a more digital/remote relationship, Itaú Uniclass provides a “digital bank platform” where relationship managers service clients through telephone, e-mail, SMS, videoconference, chat and even WhatsApp from 9 a.m. to 6 p.m. on business days, at no additional cost. For the last few years, we have been focusing on improving customer experience and remodeling the value proposition of our businesses. We believe that, in order to maintain a competitive strategy, it is necessary to increase our Phygital and Omnichannel approaches. “Phygital” means to improve our capacity to serve our clients as they prefer, using their channel of choice. “Omnichannel” refers to an increased level of integration among our channels allowing us to offer better services and products to our clients. Through Phygital and Omnichannel, we are able to implement O2O (“Online to Offline”) capabilities, a two-way flow between the digital and the physical worlds, not only generating leads and sales, but also increasing consumer satisfaction through frictionless flows. These improvements have already been recognized by clients, as shown in our satisfaction ratings (i.e., Net Promoter Score). Our Mobile App achieved an NPS of 71 points on December 31, 2021. Our digital channels represented 27.8% and 24.6% of our revenue income for the year ended December 31, 2021 and December 31, 2020, respectively. Our target is to reach 50% in the next couple of years. Itaú Personnalité (banking for high-income individuals) We began providing customized services to high-income individuals in 1996 with the creation of the Itaú Personnalité segment, which currently serves individuals who earn more than R$15,000 per month or have investments in excess of R$250,000. Itaú Personnalité is focused on providing (i) financial advisory services by managers who understand the specific needs of our higher-income clients, (ii) a large portfolio of exclusive products and services and (iii) special benefits based on the type and length of relationship with the client, including discounts on various products and services. Itaú Personnalité services its clients through a dedicated network of 230 branches, located in the main Brazilian cities. Itaú Personnalité clients also have access to our retail banking network of branches and ATMs 89 throughout the country and can also access our internet, telephone and mobile banking. For clients who prefer remote services, Itaú Personnalité provides a “digital bank platform” where relationship managers service clients through telephone, email, SMS, WhatsApp, and videoconference. We also developed apps for smartphones and tablets that enable our clients to make investments, buy products such as credit and insurance, make check deposits, transfers and payments, check account balances and find nearby branches and ATMs using GPS features. Itaú Empresas (very small and small companies) To meet and fulfill the needs of our corporate customers, we specialize in offering customized solutions and detailed advice on all products and services for: Microenterprises: customer base consisting of companies with annual revenues of up to R$ 0.8 million, served by 2,686 bank branches and 1,359 relationship managers and 423 managers focused on acquiring new customers as of December 31, 2021; and Small businesses: customer base consisting of companies with annual revenues between R$0.8 million and R$60 million, served by 309 bank branches and 2,118 relationship managers as of December 31, 2021. ANBIMA certifies all our relationship managers, who are trained and skilled to offer an appropriate solution for each customer, based on their needs. Our customers rely on our main strategy of capturing market opportunities and meeting their needs, particularly regarding cash flow management, credit facilities, investment and banking services. In 2021 we began to implement a new retail strategy, called iVarejo 2030, with the objective of offering a better experience to our customers, with complete, sustainable and increasingly digital solutions. We are changing into a “Phygital” bank, which stands for a digital bank with the convenience of the physical network. To support this transformation, we restructured and expanded our digital branches, developed new services and tools used by our sales and relationship teams, aiming for greater efficiency in business generation and customer service. In order to grow our client base we created a new strategy for client acquisition based on the ‘acquiring manager’, a professional that is fully dedicated to client hunting and business development. As a first result of the implementation of iVarejo2030, we also increased in 120 basis points our NPS score for micro companies during the year of 2021. We periodically monitor the customers’ satisfaction in order to accomplish the mission of increasingly exceeding their expectations. Also as a part of iVarejo2030, for small businesses we introduced in 2021 a new experience for our customers with the creation of Business Centers. These centers will offer our customers a variety of experts in the same physical space. Besides housing multiple branches in the same building, these centers also offer product, credit and debt restructuring specialists, who will be available to support both customers and our relationship managers to ensure a complete banking environment. These Business Centers will be available in major cities around the country, with three already opened in 2021. Credit Cards and Commercial Agreements We are the leader in the Brazilian credit card segment with a market share in terms of purchase volume of 28.9% in the fourth quarter of 2021, according to ABECS. The relationship with our clients is done via our proprietary segments and partnerships with major retailers, telephone companies, automakers and airlines established in Brazil. We are based on three main business segmentations: Account Holders, Non-Account Holders and Retail Partnerships and we offer a wide range of credit and debit cards shelf to each type of account and non-account holders. Our purpose is to provide the best customer experience and satisfaction. In order to achieve this, we established the “Customer First” as one of our top priorities. Our global NPS, a measure of customer satisfaction, indicates that our score improved six basis points in December 2021 when compared to December 2020. Our aim is to continuously grow our credit card portfolio increasing digitalization, profitability and the quality of our assets. Accordingly, our credit card division is dedicated to developing the best payment solutions for our clients, new products and new digital services while managing the credit quality of our portfolio. In 2021, we redesigned our credit card product shelf and focused the sales efforts on the digital channel increasing our sales in three times when compared to 2020. 90

The digital channel was responsible for 55% of all sales in the last quarter of 2021. Besides the great contribution on sales growth, the digital channel received much of our technological investments. Our apps have several functionalities needed by our clients– limit raise, recurring virtual card, open finance, among others. The virtual card, for example, was created to bring convenience and safety not only to one time, but also to recurring online purchasing. The adoption by our clients was so important that the number of virtual cards more than doubled in 2021 when compared to 2020. The Account Holders businesses – Itaú Agências, Itaú Uniclass and Personnalité – redesigned the product shelf and launched fast growing sales products. The Uniclass Signature was launched in two versions depending on customers´ needs: (i) no annual fee version and (ii) with loyalty plus annual fee version. The Black and Infinite cards for Itau Uniclass and Personnalite strengthen the segments value proposition and reduced the investments threshold to exempt clients from annual fees. The Personnalite Black and the Uniclass Signature were launched to non-account holders customers, but with the option of additional benefits to those clients who also opened their bank account. In the Non-Account Holders segment our focus was on redesigning the value proposition of our Click product. It became 100% exempted from annual fee with no minimum spending target. The product was offered to new and existing clients. We have also launched the new Black and Infinite cards to our most engaged and most value generating customers and our NPS in the Non-Account Holders segment increased by six basis points in December 2021 when compared to December 2020. In 2021, the airline cobranded cards, increased total accounts by 54% when compared to 2020. Our Retail Partnerships business is one of our fastest growing businesses in the credit card division. We have partnerships with the main national retail brands, such as Magazine Luiza, Ponto Frio, Pão de Açúcar, Assai, Extra and Big Group. By the end of 2021, retail partnerships increased purchase volume levels by 26% when compared to 2020. For our partnership with Magazine Luiza, we continued to reinforce our strategy of growing purchase volume and new accounts, launching the Magalu card. The Magalu card is offered in the digital channel, it has no annual fee and it offers a 2% cashback in all purchase done instore at Magazine Luiza. We were able to grow credit cards sales by 3 times year over year since it´s launch in April, 2021. Payroll Deducted Loans In Brazil, a payroll deducted loan is a specific type of loan entered into by salaried employees or pensioners of the Brazilian social security system, as borrowers, and banks, as lenders, in which fixed monthly installments are deducted directly from the borrower’s payroll or pension, as the case may be, for the payment of the amount owed to the lender. Our strategy is directed mainly to the pensioners of the Brazilian social security system and employees of public and private companies. We offer payroll deducted loans in Brazil mainly through two sales channels: (i) our branch network and our remote service channels, focusing on retail account holders, and (ii) the network of acquisition partners, focusing on non-account holders. This strategy allows us to expand our business activities with historically lower credit risk, achieving a competitive position in the offer, distribution and sale of payroll deducted loans in Brazil and improving the risk profile of our loans portfolio to individuals. Mortgage We assist our clients with their financial development, as we help them with their personal assets. Mortgage financing products allow us to create long-lasting relationships with our clients, as mortgage financing products are of a long-term nature. Since 2008, we have been the market leaders among Brazilian private banks in mortgage loans to individuals in terms of the total size of our portfolio. This is a result of our business focus, which is in line with our strategy to migrate to lower-risk portfolios. We have several sales channels that are utilized for purposes of mortgage financing products: (i) branch network and internet & mobile banking, (ii) construction and development companies, (iii) mortgage agencies, and (iv) strategic partnerships with mortgage financing companies such as CrediPronto. We prioritize customer satisfaction by providing our clients with a specialized mortgage financing advisor to support them during the mortgage process. Our process is expeditious and efficient, and it takes us less than one hour to get back to the client for loans up to R$1.5 million. This financing process can be fully digital. 91

In line with our strategic focus on digital processes, our simulator is included on the websites of partner development companies and real estate agencies, placing our brand closer to clients when they are looking to acquire real property. Our services are customized for every moment of the client's digital journey, from internet banking services to social networks, providing us with increasing client exposure levels. In 2019 and 2018 we were awarded the "Best Digital Mortgage Bank Brazil" by Global Finance.

The number of mortgages we provided directly to individuals in 2021 was 135 thousand, for an aggregate value of R$45 billion during the year. In 2021 our portfolio had an average Loan to Value (LTV) of 44.6%, compared to 39.5% in 2020. In commercial loans, we financed 168 new real estate units during 2021, with an aggregate value of R$7.9 billion.

Another positive feature of the Brazilian market is the constant amortization system pursuant to which decreasing installments provide faster amortization of a contract, reducing our loan-to-value indicator at a faster rate than other amortization systems.

Merchant Acquirer

Rede is one of the leading companies in the electronic payment solutions industry in Brazil. It is a multi-brand merchant acquirer of credit, debit and benefit cards. Rede's activities include merchant acquiring, capturing, transmission, processing and settlement of credit and debit card transactions, prepayment of receivables to merchants (resulting from credit card transactions), rental of point of sale (POS) terminals, e-commerce solutions, e-wallet and check verification through POS terminals.

In 2021, we continued to restructure our business model, focusing on the following priorities: (1) integration of our banking operations; (2) strengthening of direct sales channels; and (3) digital transformation.

We received R$ 617.7 billion in transactions with respect to credit and debit cards in 2021, an increase of 21.9% compared to the same period in 2020. The following table sets forth the financial volume of credit and debit card transactions processed by us in 2021, 2020 and 2019:

(In billions of R$)

	Financial Volume		
	2021	**2020**	**2019**
Credit cards	384.6	308.8	312.7
Debit cards	233.1	197.8	172.3
Total	**617.7**	**506.6**	**485.0**

Private Pension Plans

We offer private pension plans to our clients as an option for wealth, inheritance planning and income tax purposes (these products are tax-deferred). We provide our clients with a solution to ensure the maintenance of their quality of life through long-term investments, as a supplement to government general social security system plans.

Product innovation has been important for the sustainable growth of our private sector pension operations. For legal entities, we offer specialized advice and develop customized solutions for each company. We establish long-term partnerships with our corporate clients, maintaining a close relationship with their human resources departments and adopting a communication strategy focused on our employees' financial education.

According to the FENAPREVI, contributions to Itaú Private Pension Plans reached R$14.3 billion during the year ended December 31, 2021, a decrease of R$ 1.1 billion when compared to December 31, 2020.

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Vehicle Financing We developed and launched several products and services in 2021. Some of these products are: Dealer’s New Experience – this product renewed the Credline tool (which merchants use to submit proposals to us) based on an intense discovery process carried out with customers. The experience became much simpler and more transparent for the dealer’s performance, in addition to incorporating new functions that help them transact more business. Speed Program – this is a loyalty program for storeowners, which aims to intensify their relationship with Itaú. End-to-end digital contracting on our digital channels – we launched the experience of digital financing via our digital channels. Account holders start the simulation process, credit approval, formalization and contracting of financing in a 100% digital journey, which is very simple and does not require any physical documents. Floorplan – line of credit for dealers to purchase new and used vehicles for their stock. The product experience is very simple and fast, with a fully digital flow. VEC – Our shared electric vehicle service, developed in an environment of collaborative innovation with ecosystem partners, corresponds to a new sustainable mobility solution, such as Bike Itaú. It will allow users to unlock cars at stations directly from the app and return them to the same place or another charging station. Thus, we reinforce our presence and position in the journey of sustainable urban mobility. Today we have 1,124 users in testing, and we continue to expand. iCarros Products – Our solutions help dealers make their sales process more digital and efficient, and they continue to expand. iPeças is a marketplace solution for the sale of parts for assemblers, dealers and resellers. Garagem do Conhecimento is an educational platform with distance classes to prepare professionals in the automotive sector. The iCarros Check-up is an application for monitoring the journey of the customer with their vehicles, focused on services and convenience for the user. The Easy Delivery product is a solution that allows dealers to deliver the car directly to the buyer’s home, either for a test- drive or for finalizing the purchase. iCarros Club is a B2B trade-in platform designed to help our customers increase sales safely and quickly. Itaú Tag in partnership with ConectCar, we have launched the Itaú Tag, an automatic toll and parking fee payment solution exempt from monthly fees, exclusive to our clients. The monthly fee exemption benefit has been available since the second fortnight of September, initially incorporated into the ConectCar tags. We offer our own tag for all clients, as we have used the rollout to strengthen the strategy of generating loyalty by providing benefits that extrapolate banking services. As of December 31, 2021, our individual and corporate vehicle financing portfolio (not considering Finame) totaled R$47.9 billion, an 34.3% increase from the previous year. The average loan to value ratio of our individual vehicle portfolio (the ratio of a loan to the value of an asset purchased) was 60.4% as of December 31, 2021, a -2% decrease compared to 2020. Since 2012, we have reduced our risk exposure in the sector and focused on clients with better risk profiles, which has allowed us to improve the credit quality of our vehicle loan portfolio. As of December 31, 2021, our new individual and corporate vehicle financing operations reached R$ 33.7 billion, a 50% growth compared to 2020. As of December 31, 2021, the average vehicle loan term was 46 months, with 29% of the transactions carried out with terms up to 36 months. Insurance Our insurance business provides a wide range of life and personal accident products, automobile and property insurance, credit insurance and travel insurance. Our insurance core activities, which include our 30% stake in Porto Seguro S.A, consist of mass-market insurance products related to life, property and credit. These products are offered in synergy with retail channels – our branch network, partnerships with retailers, credit card clients, real estate and vehicle financing, personal loans – and the wholesale channel. These products have characteristics such as a low combined ratio, low volatility in results and less use of capital, making them strategic and increasingly relevant in the diversification of our Group’s revenues. Our insurance products have been receiving updates on coverage and assistance, bringing more value to these customers. In order to expand our insurance products portfolio, we are concentrating on our own existing 93 distribution channels as well as expanding our insurance brokerage activities and providing third-party insurance policies from partner insurers to our clients through an open platform. There was an increase in sales volume in 2021 when compared to 2020. However, there was also a substantial impact on death, unemployment and hospitalization coverage due to the COVID-19 pandemic. Premium Bonds (capitalization bonds or capitalization plans) Premium bonds are fixed deposit products pursuant to which a client makes a one-time deposit or monthly deposits of a fixed sum that will be returned at the end of a designated term. Ownership of premium bonds automatically qualifies a customer to participate in periodic raffles, each time with the opportunity to win a significant cash prize. We currently market our premium bonds products portfolio through our branch network, electronic channels and ATMs, and we are currently developing new technologies for channel diversification. The net collection, taking into account the deduction of redemptions, from capitalization plans decreased 42.0% in the year ended December 31, 2021 when compared to the same period of 2020. Consortia A consortium is a pool of people and/or legal persons in a group with the purpose of allowing their members, on an equal basis, to acquire assets, such as vehicles, properties, or services, through self-financing. The payments made by the group participants are applied to a common fund, used by one or more members of the consortium at a time, to acquire the assets elected by the members when the product was contracted. The participants receive the assets during the validity of the contract through the following methods: (i) random drawing and (ii) bid offers. There are three different types of bid offers that may be combined: (a) bid offer with own resources; (b) part of the letter of credit; and (c) FGTS tax (only for properties consortium). The financial calculation for the formation of groups guarantees that everyone will have the right to buy the goods until the end of the group. As the funds used by a participant to acquire assets are resources from the participants, the management of consortia does not give rise to default risk or regulatory capital requirements for us. Consortia do not charge interest rates and our revenues come mainly from the administration fee charged to clients. Given these characteristics, this business is strategic to us, contributing to revenue diversification and to a more complete product portfolio offering to our clients. As of December 31, 2021, we achieved the following results: Average of R$1.48 billion of sales per month in the year ended December 31, 2021; New products implemented: trucks and motorcycles; New feature implemented: Customers can contract consortia at Itaú app by their-own. In addition customers who prefer to buy consortia with a specialist can press a button and receive a call from our sell team. Further customers who own more than one vehicle consortia can now join the quotas to buy a single good. Microcredit Our Microcredit unit offers access to credit to small, formal, individual, self-employed entrepreneurs and low-income legal entities who wish to start, expand and leverage their businesses. As a member of the “National Program for Oriented and Productive Microcredit” (PNMPO) and being an important incentive tool for social development, our Microcredit unit is focused on entrepreneurs with annual revenues of up to R$360,000.00. In 2021, we increased our sales force and reached more clients, reaching a total portfolio of 25,807 people. In addition, our product was integrated with ITI, our digital Itaú Bank. 94

Public Sector Group The Public Sector Group is tasked with client coverage and business development efforts for Brazil’s Federal, State and Municipal government branches as well as select State Owned Enterprises. Its value proposition entails providing financial services and select products to clients in the Public Sector from its 12 regional offices across Brazil via a team of seasoned professionals proficient in the specifics of this segment. A comprehensive array of Transaction Services, Asset Management, Foreign Exchange, Payroll Services, Payment Solutions and Credit Products aims to provide a more encompassing and Full Bank Experience for our clientele. As of December 31, 2021, alongside its client coverage mandate, the Public Sector Group was in charge of Sales and Product Development for Taxes Collection and Utilities Billing for 1,525 entities in Brazil. During 2021 the Public Sector Group consolidated a restructuring effort started in 2020 aimed at streamlining operations and reinforcing its product portfolio. As of December 31, 2021, the Public Sector Group was responsible for managing 7,407 client relationships. Wholesale Banking Wholesale Banking is the segment responsible for banking operations of middle-market, agribusiness, large and ultra-large companies (those with annual revenues from R$30 million) and investment banking services. Our Wholesale Banking segment offers a wide range of products and services to the largest economic groups of Brazil. Our activities in this business range from typical operations of a commercial bank to capital markets operations and advisory services for mergers and acquisitions. These activities are fully integrated, which enables us to achieve a performance tailored to our clients’ needs. One of the most important features of our strategy for our Wholesale Banking segment is the set of initiatives linked to improving efficiency in our operations. These ongoing actions, which are expected to continue to grow in the coming years, are designed to increase revenues, improve processes and reduce costs. Investment Banking Our investment banking business carried out through Itau BBA, assists companies raising capital through fixed income and equity instruments in public and private capital markets, and provides advisory services in mergers and acquisitions. We advise companies, private equity funds and investors in the structuring of variable income products and in mergers and acquisitions. We believe we offer a wide portfolio of investment banking services ranging from research to Brazilian and other Latin American companies. Our fixed income department acts as bookrunner or manager in the issuance of debentures, promissory notes and securitization transactions at the investment banking segment. Asset Management With more than 60 years of experience in investment management, as of December 31, 2021, Itau Asset Management has R$ 786.5 billion in assets under management (including our and Intrag’s assets) according to ANBIMA and recorded a 449 basis points increase of assets under management in 2021 as compared to 2020. Itau Asset Management ranked as the largest non-government owned asset manager in Brazil, with a 11.4% market share as of December 31, 2021, according to ANBIMA. In 2021, we were elected for the 13th time the best fund manager by “Guia de Fundos FGV”.Moreover, in 2021, we were considered the best manager in all funds categories (fixed income, equities, money market and hedge funds) and investors segments (high net worth, retail and corporate). Kinea Investimentos LTDA., an alternative investments management company controlled by us, held R$ 55.8 billion in managed assets as of December 31, 2021, compared to R$ 56.26 billion as of December 31, 2020, according to ANBIMA. Investment Services Itaú Investment Services business units provide local custody and fiduciary services, international custody services, and 95

(iii) corporate solutions where we act as transfer agent and stockholder servicer for Brazilian companies issuing equity, corporate bonds, promissory and bank credit notes. We also work as guarantor on project financings, escrow accounts and loan and financing contracts. We provide the technological tools to perform daily activities of each service and rely on compliance and contingency procedures. Thus, our clients can direct the focus on their business management. Pension funds, insurance companies, asset managers, international global custodians and equity and debt issuers are our primary clients in these businesses, representing approximately 1,104 groups of clients, that reached R$3.7 trillion of assets under service as of December 31, 2021, which includes investment funds, underwriting, pension funds, trustee and brokerage services. We continue to improve our technological platform regarding securities services and investing in new solutions for our clients. Itaú Private Bank With a full global wealth management platform, we are one of the private bank market leaders in Brazil and one of the main private bank players in Latin America. Our multidisciplinary team, which is supported by a team of investment advisers and product experts, provides comprehensive financial services to clients, understanding and addressing their needs from our eight offices in Brazil and in our offices located in Zurich, Miami, New York, Santiago, Lisboa and Nassau. Our clients have access to a complete portfolio of products and services, ranging from investment management to wealth planning, as well as credit and banking solutions. In addition to our in-house customized products and services, we offer our clients access to a wide-open platform with of alternative products including third-party providers. Aligned with our vision to be the leading bank in sustainable performance and customer satisfaction, we decided to focus our strategic priorities on the following Itaú Private Bank initiatives: Staying close to our customers, listening to them and striving to anticipate their needs; Our guidance is Positive Impact Commitments, which direct our decision-making and help us integrate ESG into our business practices, operations and stakeholder relations; Adding value to clients and stockholders with a complete offering of long-term proactive advisory services; Continuing to invest in our international platforms to enhance Brazilian clients’ experience; Improving our operational efficiency with digital solutions; and Maintaining a focus on risk management and regulatory considerations. As of December 31, 2021, we had a market share of 29.3% in terms of distribution on private bank segment, an increase of 2.0 percentage points since December 31, 2020, mostly explained by the improvement of the economic scenario and non-current inflow. Itaú Corretora (Brokerage) Itaú Corretora has been providing brokerage services since 1965. We provide retail brokerage services in Brazil to over 291 thousand clients with positions in the equity and fixed income markets, accounting for R$167.5 billion in trading volume in 2021. The brokerage services are also provided to international clients through our broker-dealer in New York. International Operations We want to achieve, in the countries where we operate, the same management quality and level of results we have in Brazil. Through our internationalization strategy, we seek to understand different markets, business, products and services, identifying opportunities to integrate our units and to expand our operations to new countries. The table below shows some of our operations in Latin America, excluding Brazil, as of December 31, 2021: 96

Countries	Branches & CSBs	ATMs	Employees
Argentina	78	175	1,554
Chile	188	402	5,214
Colômbia(1)	104	121	2,691
Paraguay	37	308	1,007
Uruguay(2)	23	62	1,079

(1) Includes employees in Panama.
(2) Does not include the 34 OCA points of service.

Overview

Latin America is a priority in our international expansion due to the geographic and cultural proximity to Brazil. Our goal is to be recognized as the "Latin American Bank", becoming a reference in the region for all financial services provided to individuals and companies.

Over the past years, we consolidated our presence in Argentina, Chile, Paraguay and Uruguay. In these countries, we operate in the retail, companies, corporate and treasury segments, with commercial banking as our main focus. With the recent merger between Banco Itaú Chile and CorpBanca, which assured our presence in Colombia and Panama, we expanded our operations in the region even further. In Mexico, we are present through an office dedicated to equity research activities.

As of December 31, 2021 we had a network of 430 branches, including 12 digital branches, and client service branches in Latin America (excluding Brazil). In Paraguay, we had 61 non-bank correspondent locations, which are points of service with a simplified structure, strategically located in supermarkets to provide services to our clients in that country. As of December 31, 2021, we also had 34 points of service through OCA S.A., our credit card operator in Uruguay. Please see "Distribution Channels", for further details about our distribution network in Latin America.

Banco Itaú Argentina

We have operated in Argentina since 1979, where we began with a focus on large companies with business ties to Brazil. In 1995, we began our retail operations in Buenos Aires. In 1998, we increased our presence through the acquisition of Buen Ayre Bank, subsequently renamed Banco Itaú Argentina.

Through Banco Itaú Argentina we offer products and services in corporate banking, small and middle-market companies and retail banking. Our corporate banking business focuses on large and institutional clients, providing lending, structured finance, investment and cash management services. Our small and middle-market operations provide credit for working capital and investments in production capacity increases. Our retail banking business focuses on middle and upper-income clients, and our services offerings include current and savings accounts, personal loans and credit cards. In 2019 Banco Itaú Argentina opened two digital branches enhancing its presence in Argentina's financial market.

Itaú Corpbanca

In April 2016, we closed the merger of Banco Itau Chile into CorpBanca and, as a result, acquired control of the resulting entity (Itau Corpbanca). On the same date, we entered into the Shareholders' Agreement of Itaú Corpbanca, or Itau Corpbanca's Shareholders' Agreement, which entitles us to point, together with the Corp Group, the former controlling stockholder of Corpbanca, the majority of the members of Itaú Corpbanca's Board of Directors. In 2021, we have increased our equity stake to 56.60%, pursuant to the exercise of put options by Corp Group, as set out in Itau Corpbanca´s Shareholder´s Agreement, and the exercise of our subscription rights, arising from Itau Corpbanca's capital increase.

Itau Corpbanca provides a broad range of wholesale and retail banking services to customers in Chile and Colombia. In addition, it provides financial advisory services, mutual fund management, insurance brokerage and securities brokerage services through subsidiaries, and banking services. It operates in two main geographic

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areas: Chile and Colombia. The Chile segment also includes operations carried out by Itau Corpbanca New York Branch and the Colombia segment also includes the operations carried out by Itau S.A. (Panama). Business activities in Chile have been strategically aligned onto three areas directly related not only to our medium-term strategy but to customers’ needs: (1) Wholesale Banking: (a. Corporate, b. Large companies and c. Real Estate and Construction); (2) Retail Banking (a. Itau Personal Bank, b. Itau, c. Itaú Private Bank, d. Midsize Companies, e. SMEs and f. Banco Condell, a Consumer Finance Division); and (3) Treasury. Itau Corpbanca Colombia provides a broad range of commercial and retail banking services to its customers in Colombia, operating principally in the cities of Bogotá, Medellín, Cali, Bucaramanga, Cartagena and Barranquilla. Banco Itaú Paraguay Our operations in Paraguay began in 1978 and comprise retail and wholesale banking, through Interbanco, which was acquired in 1995 by Unibanco. In 2010, the Itaú brand was introduced and our bank’s name was changed to Banco Itaú Paraguay. Banco Itaú Paraguay distributes products and services to small and middle market companies, agribusiness, large companies, institutional clients and consumer clients. The retail segment also focuses on payroll clients. Under corporate banking, Banco Itaú Paraguay has a well-established presence in the agribusiness sector. Banco Itaú Paraguay’s qualification is based on its strong positioning, with leadership in several segments, reflecting high returns. In 2019 Banco Itau Paraguay opened its first digital branch enhancing its presence in Paraguay’s financial market. Banco Itaú Uruguay Our banking operations in Uruguay include Banco Itaú Uruguay, OCA (the largest credit card issuer in Uruguay, in accordance with data from Uruguay’s central bank) and the pension fund management company Unión Capital. Our strategy in Uruguay is to serve a broad range of clients through customized banking solutions. Our retail banking business is focused on individuals and small business clients. Retail products and services focus on the middle and upper- income segments, and also include current and savings accounts, payroll payment, self-service areas and ATMs in all branches, and phone and internet banking. The wholesale banking division is focused on multinational companies, financial institutions, large and middle market companies and the public sector, providing lending, cash management, treasury, trade and investment services. In 2019 Banco Itaú Uruguay opened its first digital branch enhancing its presence in Uruguay’s financial market. Itau BBA International Our banking activities carried out under the corporate structure of Itau BBA International are mainly focused on two business lines: Corporate and Investment Banking: through Itau BBA International, headquartered in the United Kingdom, and its subsidiary Itaú Europe, headquartered in Portugal, with a branch in Luxembourg and business platforms in Madrid and Paris, this segment supports the financial needs of companies with international presence and operations, focusing on transactions related to financing and investment relationships between companies in Latin America and the Northern Hemisphere. The services offered include the origination of structured financing, hedging, trade financing and advisory to Latin American and U.S. companies undertaking business in the Northern Hemisphere and large economic groups investing into Latin America. Private Banking: under the corporate structure of Itau BBA International, we manage private banking activities in Miami and Zurich, offering specialized financial and asset management services for Latin American clients with high net worth by providing a diversified and specialized basis of investment funds, trading and managing on their account securities and other financial instruments, as well as by managing trusts and investment companies on behalf of customers. Other International Operations Our other international operations have the following objectives: 98

- Support our clients in cross-border financial transactions and services, our international units are active in providing our clients with a variety of financial products, such as trade financing, loans from multilateral credit agencies, off-shore loans, international cash management services, foreign exchange, letters of credit, guarantees required in international bidding processes, derivatives for hedging or proprietary trading purposes, structured transactions and international capital markets offerings. Our international units offer a variety of financial products through their branches.

- Manage proprietary portfolios and raise funds through the issuance of securities in the international market. Fundraising through the issuance of securities, certificates of deposit, commercial paper and trade notes can be conducted by our branches located in the Cayman Islands, the Bahamas and the United States, as well as through Itaú Bank Ltd., a banking subsidiary incorporated in the Cayman Islands. Our proprietary portfolios are mainly held by Itaú Bank and our Nassau and Cayman Islands branches. These offices also enhance our ability to manage our international liquidity.

Through our international operations, we establish and monitor trade-related lines of credit from foreign banks, maintain correspondent banking relationships with money centers and regional banks throughout the world and oversee our other foreign currency-raising activities.

Revenues from Operations in Brazil and Abroad

We conduct most of our business activities in Brazil, but we do not break down our revenues by geographic markets within Brazil. Our interest income from loans and leases, banking service fees and income from insurance, private pension plans and premium bonds transactions are divided between revenues earned in Brazil and outside of Brazil. The following information is presented in IFRS, after eliminations on consolidation.

The following table sets forth the consolidated statement of income with respect to our revenues from operations in Brazil and abroad for the years ended December 31, 2021, 2020 and 2019:

(In millions of R$, except percentages)

Revenues from operations in Brazil and abroad	For the Year Ended December 31,			Variation			
	2021	2020	2019	2021-2020		2020-2019	
Income related to financial operations [1][2]	**144,514**	**123,611**	**145,308**	**20,903**	**16.9%**	**(21,697)**	**(14.9)%**
Brazil	107,741	102,016	117,541	5,725	5.6%	(15,525)	(13.2)%
Abroad	36,773	21,595	27,767	15,178	70.3%	(6,172)	(22.2)%
Commissions and Banking Fees	**42,324**	**38,557**	**39,032**	**3,767**	**9.8%**	**(475)**	**(1.2)%**
Brazil	37,635	34,533	35,283	3,102	9.0%	(750)	(2.1)%
Abroad	4,689	4,024	3,749	665	16.5%	275	7.3%
Income from insurance and private pension operations before claim and selling expenses before claim and selling expenses	**5,354**	**4,488**	**4,553**	**866**	**19.3%**	**(65)**	**(1.4)%**
Brazil	5,332	4,488	4,423	844	18.8%	65	1.5%
Abroad	22	—	130	22	—	(130)	(100)%

(1) Includes interest and similar income, income of financial assets and liabilities at fair value through profit or loss, foreign exchange results, and exchange variation on transactions abroad.
(2) ITAU UNIBANCO HOLDING does not have clients representing 10% or greater of its revenues.

Distribution Channels

As a universal bank, we provide a wide range of financial services and products to our clients, from commercial banking to asset management and investment banking. Those products are distributed through two main channels: traditional and digital.

The traditional channels are composed of brick & mortar branches – which could be either full-service branches or in-house corporate service centers – and ATMs. The digital channels are operated remotely, via the internet or mobile phones.

Our network of 3,244 branches, which includes physical and digital branches, as of December 31, 2021, distributes all of products and services in Brazil.

ATMs, both our own proprietary network of machines and additional 24,255 via partnership with Tecban, (as of December 31, 2021) are a very convenient and efficient way of serving clients, due to its low operating costs, 24/7 availability and very complete services offering.

Clients who prefer to use digital channels, such as internet and mobile banking, are served remotely by our relationship managers based on one of our 223 digital branches in Brazil.

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Standard channels	Branches			CSBs			ATMs		
	2021	2020	2019	2021	2020	2019	2021	2020	2019
Brazil	3,244	3,231	3,347	656	656	671	20,006	20,687	21,384
Abroad	399	413	448	36	36	37	1,068	1,071	1,107
Argentina	65	71	74	13	13	13	175	175	176
Chile and Uruguay	207	208	219	4	1	1	464	470	486
Colombia	93	101	117	11	10	11	121	125	147
Paraguay	29	28	32	8	12	12	308	301	298
Other	5	5	6	—	—	—	—	—	—
Total in Brazil and abroad	**3,643**	**3,644**	**3,795**	**692**	**692**	**708**	**21,074**	**21,758**	**22,491**

Digital Channels (internet and mobile banking)

In 2021, we continued to focus on investments in our digital channels to ensure a positive customer experience. Improvements in the regulatory and competition scenario reinforced the commitments that we made a couple of years ago to our customers and stakeholders, were of utter importance and resulted in important achievements. Digital channels are already our main distribution channels.

Basis Growth - The number of accounts opened digitally was approximately 3.1 million in the year ended December 31, 2021, 58% higher when compared to the same period from the previous year, and already represents 55.5% of all our accounts opened in 2021. All these results exemplify the importance of our operation, which continues to become more representative each day.

Costumer Engagement - We have increased our customer access basis by 2.2 million in the year ended December 31, 2021, a 16% growth when compared to the year ended December 31, 2020. 88% of all our customers interactions were done digitally, considering all purchases, transfers, and payments.

Purchase - We became a one stop shop. In 2021, we started to offer 100% of our product portfolio digitally. In addition, the number of contracts purchased online represented 56% of the total amount we sold in the year ended December 31, 2021.

Satisfaction - In addition to making our digital channels more complete in terms of products and services, we evolved in the use of data and experimentation with our customers, investing in the year ended December 31, 2021 more than 5,000 hours in conversations and interactions with customers, improving and enhancing our digital journeys. Such improvements have already been recognized by our customers, as shown in our satisfaction ratings (i.e., Net Promoter Score or "NPS"). Our Mobile App achieved an NPS of 71 points on December 31, 2021.

Security - This is an issue of extreme importance to us, and it is present in all of our journeys. In 2021, we introduced the itoken (our security device), through the use of facial recognition technology, accessed remotely. As of December 31, 2021, we had more than 6 million customers who have enabled itoken with facial recognition technology.

Lead time and availability – Our average time between changes was two times faster in the year ended December 31, 2021 when compared to the year ended December 31, 2020, developing better features and delivering them to our customers. All these changes were implemented considering all quality standards, guaranteeing more than 99.6% of availability of services in digital channels.

Our communications channel became more efficient every year, and as we are closer to our customers, we can understand the best direction to follow, not only in terms of service evolution, but also in more efficient ways to help people manage their financial life. Another important point is that everything that is developed in digital channels, is not only built for, but with our customers, taking into consideration their daily routine, pain points and needs. This is a great differential – we have the knowledge and the tools to make our journeys simpler and more intuitive, considering each customer profile. To mention a few products, we have investment recommendations according to specific goals, online check deposit, foreign currency purchase, credit card limit increase and online renegotiation.

Our Brand and Marketing Channels

Our brand proposition goes beyond the banking activities. Our brand purpose is to "stimulate people's power to transform their lives". We deliver that proposition by providing complete solutions in terms of products and services, through financial intelligence and an ecosystem of partnerships, fully attending the needs of our

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customers, from individuals and micro companies to large organizations, providing the best customer experience both digitally and physically. Our brand is committed to encouraging people to have an easier and closer relationship with their finances in their daily lives. To reflect our client-centric approach, in 2021 we reviewed our long-time tagline “Feito pra Você” (made to you) and adopted a new statement “Feito com você” (made with you), which is much more aligned with our way of working. Besides our financial solutions, in 2021 we have invested in creating a robust content strategy through our social media channels, focusing on providing constant publications about the economic environment and tutorials. In December 2021, we reached over 1.1 billion views on our YouTube channel and over 9.2 million followers on Facebook. In the same period, our Twitter and Instagram profiles had over 652 thousand and 685 thousand followers, respectively. We have also launched a TikTok channel, in March 2021, which already has more than 575,000 followers. This strategy reinforces our commitment to approach and stay relevant for the new generations. We continue to monitor all of our social media profiles 24 hours a day, seven days a week. We have 150 dedicated employees to interact with the public on all matters related to Itaú Unibanco Group in Brazil, including questions, suggestions, comments, and complaints. We received more than 2.6 million mentions on social media in 2021, according to Oliver, the in-house [marketing/ advertisement] agency that assists us in the analysis of social media data. Social media is a pillar in engaging people in our role beyond banking, but it is not the only one. In July 2021, we and Central Única das Favelas (CUFA), an NGO with more than 20 years promoting social and cultural activities in Brazilian slums (favelas), started a pilot project in four Brazilian favelas with the aim of helping residents and small entrepreneurs to join the financial system. The partnership involves microcredit, a product that aims to help entrepreneurs grow through credit, and a free digital account that meets everyday banking needs, such as payments, credit card, account card, among others. Brazilian slums already move more than R$119 billion per year, and with this credit line, we hope to encourage productive activity for sectors that are often neglected. We also invest in several projects that focus on important environmental and social causes, such as education, culture, mobility, and sport. As one of the pioneering financial institutions in adopting the ESG agenda in Brazil, in 2021, we have committed to contributing R$400 billion, by 2025, through business initiatives that promote a sustainable and increasingly greener and more inclusive economy. This amount includes three main areas of action: (i) granting credit in sectors with a positive impact on society; (ii) structuring ESG transactions with clients, such as ESG bonds, ESG loans and green debentures; and (iii) providing ESG retail products such as electric/hybrid car finance, solar panels, and microcredit. With this, we reinforce our role as one of the main agents of economic and social transformation in the country. Our urban mobility platform contributes to boosting the circulation of bicycles in cities which is aligned with the sharing economy principles. Until 2020 our urban mobility platform focused only on bike rentals, headed by our brand Bike Itaú. In 2021, we have also expanded our operation to electric bikes, with speed limited to 25 km/h, and electric vehicles (including electric cars)– our new mobility initiative headed by VEC Itaú, which stands for shared electric vehicle, in Portuguese “Veículo Elétrico Compartilhado”. Bike Itaú has more than 1,400 bike stations and is present in five cities in Brazil as well as in Santiago (Chile) and Buenos Aires (Argentina). According to the operator TemBici, in 2021 an average of more than 1.5 million trips were made each month using bikes from our urban mobility platform. This is due to the number of bikes we offer people: there are over 14,000 laranjinhas (a nickname that stands for orange bikes) available for rental. These numbers also represent an impact on people’s carbon footprint, since it saves of more than 4,000 tons of carbon dioxide per year. VEC Itaú, however, is still in a test stage. We supplied four car models to 700 employees for them to test at stations installed at our administrative centers in the city of São Paulo. The expectation is that, in the beginning of 2022, this service will be expanded, and more vehicles and stations will be available. We believe that VEC Itaú will boost the chain of electric vehicles in Brazil and contribute to expanding the available infrastructure, including charging points, which are still scarce throughout the country. Also, after a year of use, the electric cars will be put for sale on iCarros, a used car marketplace owned by us. Our goal is to accelerate the acquisition of electric vehicles whose prices are still considered high for the Brazilian market. Moreover, we have been offering financing taxes at different lower rates for electric and hybrid vehicles to encourage people to buy these types of cars. In education, our programs are equally powerful. Since we have launched the “Leia para uma criança” (Read for a child) program, in 2010, more than 61 million printed books were distributed to people and 38 thousand braille books were offered to visually impaired children. Three million books have already been sent to public 101 libraries, civil society organizations, and schools. In 2021, the “Read for a Child” program distributed 2 million children’s books free of charge. The donation was made exclusively to public schools and day care centers, community libraries, civil society organizations (CSOs), and other public facilities aimed at guaranteeing the rights of children aged 0 to 6 years. This shows our commitment to mobilize clients and non-clients to make a difference in Brazil. In culture, Itaú Cultural – which is focused on research, content production, mapping, incentivization and diffusion of artistic and cultural manifestations – as well as Espaço Itaú de Cinema – eight complexes throughout Brazil – re-opened their doors to the public in 2021 after a year of virtual activities due to the COVID-19 pandemic. As a brand with a strong purpose, we also evolved our employee value proposition by investing in diversity and inclusion programs throughout 2021. We promoted several hiring programs focusing on PWD and the LGBT+ community, and bootcamps for minority groups of developers – PWD and trans. In 2021, we were recognized by the global consultancy Great Place to Work (GPTW) as one of the ten best companies for professionals with disabilities to work in Brazil. The survey evaluated the hiring, communication, development, budgeting, inclusive actions, and specific issues related to people with disabilities. In addition to the initiatives to encourage inclusion internally, our Costumer Experience area works to ensure that all its channels are accessible to the public, from its conception to the final product – both physical and digital – and maintains a series of programs and partnerships with institutions dedicated to the development and inclusion of PWD. In the overall GPTW rank, we were the second-best company to work in Brazil, among the category of big companies. All our brand efforts in 2021 have paid-off, as we were ranked for the 18th consecutive year at the top of the Interbrand ranking of most valuable Brazilian brands with an estimated value of R$40,534 million, an 8% of growth year on year. The analysis is based on the brand’s ability to generate financial results, influence the clients’ selection process, ensure long-term demand, and deliver profit and social impact. b) Revenues by segment and their share in the issuer’s net revenues 102

Activities

Our segment information is based on reports used by senior management to assess the financial performance of our segments and to make decisions regarding the allocation of funds for investment and other purposes. Segment information is prepared according with accounting practices adopted in Brazil (BRGAAP) but includes the following pro forma adjustments: (i) the recognition of the impact related to allocated capital by using a proprietary model; (ii) the use of funding and cost of capital, according to market prices, by using certain managerial criteria; (iii) the exclusion of non-recurring events from our results; (iv) the reclassification of the tax effects from hedging transactions we enter into for investments abroad; and (v) IFRS adjustments. The table below presents our revenues per segment for the years ended December 31, 2021, 2020 and 2019.

(In R$ million)

	Year ended December 31		
	2021	**2020**	**2019**
Retail Banking	**75,443**	**72,680**	**79,227**
Financial margin(1)	43,042	41,818	46,764
Revenues from banking services	25,169	23,918	25,411
Income from insurance, private pension and capitalization operations before claim and selling expenses	7,232	6,944	7,052
Wholesale Banking	**38,228**	**32,187**	**30,650**
Financial margin(1)	24,005	19,883	18,778
Revenues from banking services	13,817	11,911	11,306
Income from insurance, private pension and capitalization operations before claim and selling expenses	406	393	566
Activities with the Market and Corporation	**11,930**	**9,918**	**9,913**
Financial margin(1)	11,099	8,394	9,088
Revenues from banking services	884	1,401	590
Income from insurance, private pension and capitalization operations before claim and selling expenses	(53)	123	235
IFRS adjustments	**773**	**(14,586)**	**(2,711)**
Total (2)	**126,374**	**100,199**	**117,079**
Financial margin(1)	75,209	50,053	69,350
Revenues from banking services	42,324	38,557	39,032
Capitalization operations before claim and selling expenses	5,354	4,488	4,553
Other revenues	3,487	7,101	4,144

(1) Includes interest and similar income and expenses R$59,948, income and financial liabilities at fair value through income R$16,678 and income from foreign exchange transactions and foreign exchange assets from transactions abroad R$ (1,417).

(2) The IFRS Consolidated figures do not represent the sum of the segments because there are intercompany transactions that w ere eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses betw een related parties.

We conduct most of our business activities in Brazil, but we do not break down our revenues by geographic markets within Brazil. Our revenues arise from income from financial operations before allowance for loan losses, banking service fees and income from insurance premiums, and income from pension and capitalization operations. These revenues are presented separately for those accrued in Brazil and abroad. The table below presents information on our revenues for the years ended December 31, 2021, 2020 and 2019 after the eliminations from consolidation.

(In R$ million)

	2021	**2020**	**2019**
Income from financial operations (1) (2)	**144,514**	**123,611**	**145,308**
Brazil	107,741	102,016	117,541
Abroad	36,773	21,595	27,767
Revenues from banking services	**42,324**	**38,557**	**39,032**
Brazil	37,635	34,533	35,283
Abroad	4,689	4,024	3,749
Income from insurance and private pension operations before claim and selling expenses	**5,354**	**4,488**	**4,553**
Brazil	5,332	4,488	4,423
Abroad	22	-	130

(1) Includes interest and similar income, dividend income, adjustments to fair value of financial assets and liabilities, and foreign exchange results and exchange variations on transactions abroad.

(2) ITAÚ UNIBANCO HOLDING does not have clients representing 10% or higher of its revenues.

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c) Income or loss arising from the segment and its share in the issuer’s net income We present below a summary of the results of our operating segments, where the total cannot represent the sum of the parties because operations between segments were eliminated only in consolidated. 01/01 to 12/31/2021 Activities with the Retail Wholesale ITAU IFRS Market + Adj ustments 3 Banking Banking UNIBANCO consolidated t l Corporation Operating revenues 75,443 38,228 11,930 125,601 773 126,374 Interest margin (l ) 43,042 24,005 11,099 78,146 (2,937) 75,209 Revenues from banking services and bank charges 25, 169 13,817 884 ..39,870 2,454 42,324 lnoome from insurance and private pension operations before claim and selling e>:penses 7,232 406 (53) 7,565 (2,231) 5,354 Other re¥’enues 3,487 3,467 Costof Credit (18.278) (1.956) (20.234) 7,455 (12.779) Cla ims (1,591) (9) (1,600) (1,600) Operating margin 55,574 36,263 11,930 103,767 8,228 111,995 Other operating income / (expenses) (40,116) (17,743) (1,055) (58,914) (10,850) (69,764) Non.fnterest expenses C2) (35,031) (15,699) (478) (51 ,208) (11,341) (62,549) Tax ex~nses for ISS, PIS and COFINS and Other (5,085) (2,044) (577) (7,706) (673) (8,379) Share ofprofrt or (loss) in associates and jointventures 1,164 1, 164 Income before income tax and socia l contribution 15,458 18,520 10,875 44,853 (2,622) 42,231 Income taK and social contribution (5,593) (6,799) (3,997) (t6,389) 2,542 (13,847) Non -control ling interest in subsidiaries (330) (59 t ) (664) (1,565) (39) (1,624) Net income 9,535 11,130 6,214 26,879 (119) 26,760 (1) lndudes interest and similar income and expenses of RS 59,948, result offinancial assets and liabilities at fair value through profit or loss of R$ 16.678 and foteign exchange tesuits ano exchange variations in forejgn transactions ofR$ (1,417). Re’ers to generaland administraffve expenses inclvding depreciation and amortization expe~s ofR$(5,548). TtJ. IFRS Consolidated figures do not represent the sumofthe par6es because there are intm:ompany transadions that were eliminated only inthe consolidated statements. Segmem are assessed by top management, net of income andexpenses between relatedparties. 01/01 to 12/31/2020 Activ~ies with the Retail Wholesale ITAU IFRS Market+ Adj ustments Banking Banking UNIBANCO consolidated Pl Cor oration Operating revenues 72,680 32,187 9,918 114,785 (14,586) 100,199 Interest margin (1) 4t ,8 t 8 t9,883 8,394 70,095 (20,042) 50,Q53 Commissions and Banking Fees 23,9 t 8 t t ,9t t t ,40 t 37,230 1,327 38,557 Income from in surance and private pension operations before claim and ~elling expen~e~ 6,944 :l9:l 12:l 7,460 (2,972) 4,400 Other revenues 7,101 7,10 t Cost of Credit (21,247) (8,968) 6 (30,209) 5,583 (24,626) Claims (1 ,345) (8) (1 ,353) (1) (1,354) Operating margin 50,088 23,211 9,924 83,223 (9,004) 74,219 Other operating income I (expenses) (40,221) (16,133) (650) (57,004) (11,985) (68,989) Non-interest expenses (2) (35,3t0) (t4,592) (287) (SO,t89) ( t 4,0 t 8) (64,207) Tax expenses for ISS, PIS and COFtNS and Other (4,9 t 1) ( t ,54 t ) (383) (6,8 t 5) 634 (6,18 t ) Share ofprofit or (loss) in associates and joint ventures 1 399 1.399 tncome before income tax and social contribution 9,867 7,078 9,274 26,219 (20,989) 5,230 tncome tax and social contribution (3,071) ( t ,893) (3,099) (8,063) t 7,897 9,834 Non-controlling interest in subsidiaries (t75) 60 t (46) 380 3,452 3,832 Net income 6,621 5,786 6,129 18,536 360 18,896 (f) Includes interest and similar income and expenses ofR$ 40,811. te“Suit offinancial assets and liabilities at fair value through profir or loss ofRS 6.553 and foreign ex chang’ results and I!Xchange variations in foteign transactioos dR$2.689. (2) Reftm to gMeral and adrrMistrab’ve eX{H!nses inclvdinp depreciation and amortizab’m expenses ofR$ (5,064). (3) The IFRS Consolidated figures do not represent the sum ofthe segmMts because thl!fe are intercompany transactions that were eliminated only in the consolidate1 financial statements. SegnMts are assessed by top maMgl!mMt. net of income and expenses betw’N’n related parties. 01/01 to 12131/2019 Activities with Retail Wholesale ITAU IFRS the Market + Adjustments Banking Banking UNIBANCO consolidated Pl Corporation Operating revenues 79,227 30,650 9,913 119,790 (2,711) 117,079 Interest margin 1 ‘1 46,764 18.778 9.088 74.630 (5,280) 69,350 Commissions and Banking Fees 25,411 11,306 590 37,307 1,725 39,032 Income from insurance and private pension operations before claim and selling expenses 7,052 566 235 7,853 (3,300) 4,553 Other revenues 4,144 4,144 Cost o f Credit (1 6,072) (2,082) (18,154) 882 (17,272) Claims (1,206) (59) (1,265) (30) (1 ,295) Operating margin 61,949 28,509 9,913 100,371 (1,859) 98,512 Other operating Income I (expenses) (41,430) (15,403) (986) (57,819) (9,450) (67,269) Non-Interest expenses ~~ (36,346) (13.940) (365) (50.651) (10.361) (61 ,012) Tax expenses for ISS. PIS and COFINS and Other (5,084) (1.463) (621) (7.168) (404) (7,572) Share of profit or (loss) in associates and jon! ventures 1,315 1,315 Net Income before Income tax and social contribution 20,519 13,106 8,927 42,552 (11,309) 31 ,243 Income tax and social contribution (7,095) (3,856) (2,545) (1 3,496) 10,066 (3,430) Non-controlling Int erest In subsidiaries (198) (444) (51) (693) (7) (700) Net Income 13,226 8,806 6,331 28,363 (1,250) 27,113 (1) Includes it’lterest and sJm;Jar incane afld expenses of RS 42.193. rasuJr of ISnandal assets and liabiilies 61 lair value t/‘II’OI.It;l’f proM or loss ofRS 26.230 and foreign exchange results and u.change variations in knign transactions dRS 927. (2} Re~rs to gtJt’H!Inlland admini.strative expenses inciuding ~lionartd amottm/Jl:lon expenses ofRS (4.630}. (3) The IFRS Consolidated 6gures do not reptaSent the sum d the .segments because there are .inte/eOnl*Jy ttansactions tllat were elimnated only in the 001’1$01idated ISttanc:ial statements. Segments are asussed by bp management. Mt d n:::ome arrdexpe.Mitl$ betw!Mn related partitts. 104

7.3. With respect to the products and services that correspond to the operating segments disclosed in item 7.2, describe: a) The characteristics of the production process Not applicable. b) The characteristics of the distribution process Not applicable. c) The characteristics of the markets in which it operates, in particular: i. Share in each of the markets Title Product/Service Market Additional Source Position Information and Main Competitors Itaú Retail Banking As of December 31, 2021, We have a leading Itaú Unibanco Personnalité (Including Itaú we reached a market share position in many Holding and (banking for Personnalité) of 12.3% based on total sectors of the the Central high-income outstanding loan balance in Brazilian domestic Bank. individuals) reais. According to the financial market. latest data base of Based on Central competitors, in December Bank data and 2021 we achieved the publicly available third largest position in this segment in Brazil. financial information, our main competitors are Caixa Econômica Federal, Banco do Brasil, Banco Bradesco and Banco Santander (Brazil). Credit Cards Credit Cards We are the leaders in Our traditional Itaú Unibanco and terms of transaction competitors in this Holding and Commercial purchase volume of cards business are Banco ABECS. Agreements in Brazil, with 28.9% Bradesco, Banco market share in the period Santander (Brazil), from January to December Banco do Brasil and 2021. Caixa Econômica Federal. However, in recent years an increasing number of small and new digital competitors has entered this market, among which we highlight Nubank, Banco Inter and Banco Original. 105

Payroll Deducted Loans	Payroll Deducted Loans	As of December 31, 2021, we obtained a market share of 12.3% in terms of payroll deducted loans. In December 2021 we maintained the **fourth position** in this segment in Brazil.	Our main competitors in this business are Banco do Brasil, Caixa Econômica Federal, Banco Bradesco and Banco Santander (Brazil).	Itaú Unibanco Holding and the Central Bank.
Mortgage	Real Estate Financing and Mortgages	In the period from January to December 2021, we were the **second** in new loans to individuals among Brazilian banks, with 27.7% market share as of December 31, 2021.	Our main competitors in this business are Caixa Econômica Federal, Banco Bradesco, Banco Santander (Brazil), and Banco do Brasil.	Itaú Unibanco Holding and ABECIP.
Merchant Acquirer	Merchant Acquirer	In the period from January to December 2021 we reached a market share of 33.7% in terms of total transaction volume (credit and debit) generated by the acquiring services, positioning us as the **second largest** player in this segment in Brazil.	Our traditional competitors in this business are Cielo and GetNet. In recent years, changes in legislation made by the Central Bank combined with the growing number of fintechs, contributed to an increase in competition in the segment. Among non-traditional players, we highlight PagSeguro and Stone.	Itaú Unibanco Holding and ABECS. .
Private Pension Plans	Private pension plans	In December 2021 our balance of provisions represented 19.6% of the market share for private pension plans, positioning us as the **third largest** pension provider in Brazil. Considering only Individuals plans, our market share reached 18.9%, positioning us as the **third largest** private bank.	Our main competitors in private pension plan products are controlled by large commercial banks, such as Banco Bradesco and Banco do Brasil, which, like us, take advantage of their branch network to gain access to the retail market. Other players, such as XP and Icatu, have reached relevant amount of pension plans. Together both were responsible for 7.4% of market share by the end of 2021.	FENAPREVI (Balance of provisions—Pension Plans for Individuals and Companies).
Vehicle Financing	Vehicles	As of December 31, 2021, we reached a market share of 12.3% in terms of loans to individuals among	Our main bank competitors in this business are Banco Santander (Brazil),	Itaú Unibanco Holding and the Central Bank.

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		banks, positioning us as **fourth** in this segment.	Banco BV and Banco Bradesco.	
Insurance	Insurance	Giving effect to our 30% ownership interest in Porto Seguro S.A., we reached 8.1% of market share based on earned premiums, excluding VGBL (Redeemable Life Insurance), from January to December 2021, positioning us as the **fourth largest** insurance provider in this segment in Brazil. Considering only our recurring insurance activities, our market share reached 10.3% in the same period.	Our main competitors are controlled by or have partnerships with large commercial banks, such as Banco Bradesco, Banco Santander (Brazil) and Banco do Brasil which, like us, take advantage of their branch network to gain access to the retail market. Despite the high concentration of Brazilian banks in the market, the growing number of Insurtechs (startup companies focused on insurance) has facilitated customer access to insurance companies, making this market even more competitive.	SUSEP. Recurring insurance activities include: Personal Insurance (Life, Personal Accidents, Credit Insurance, Travel, Unemployment, Funeral Allowance, Serious Diseases, Random Events), Housing, Multiple Peril and Homeowners. Health Insurance and VGBL—Redeemable Life Insurance products are not included.
Premium Bonds (capitalization bonds or capitalization plans)	Premium Bonds	In the period from January to December 2021, we had a market share of 10.9% in terms of revenues from sales of premium bonds, positioning us as the **fourth largest** provider of such products in this segment in Brazil.	Our main competitors in premium bonds are controlled by or have partnerships with large commercial banks, such as Banco Bradesco, Banco do Brasil and Banco Santander (Brazil) which, like us, take advantage of their branch network to gain access to the retail market.	SUSEP.
Consortia	Consortia Services Fees	In the period from January to December 2021, we had a market share of 6.7% in total consortia services fees. Considering only banks, we are the **third largest** provider of such services in terms of fees in Brazil.	Considering only banks, our main competitors in the Brazilian consortia market are Bradesco Consortia and BB Consortia.	Central Bank.
Investment Banking	Investment Banking	As of December 31, 2021, Itaú BBA ranked **first** in mergers and acquisitions and equities markets deals(1). Itaú BBA also ranked **first** in origination and in distribution in debt	In investment banking, Itau BBA's main competitors include Santander, Credit Suisse (Brazil) S.A., Merrill Lynch S.A. (Brazil), Morgan	(1) Dealogic. (2) ANBIMA ranking in terms of volume.

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		capital markets transactions(2).	Stanley S.A. (Brazil), JP Morgan S.A. (Brazil), Bradesco BBI and BTG Pactual S.A.	
Asset Management	Asset Management	As of December 31, 2021, we had a market share of 11.4% in terms of assets under management, positioning us as the **second asset manager** in Brazil.	According to ANBIMA, the asset management industry in Brazil held assets totaling R$6,879 billion as of December 2021 and with 801 Financial Institutions and Assets Managers, among them, XP Investimentos. The competition is concentrated among large and well-established retail banks. Our main competitors are Banco do Brasil, Banco Bradesco and Caixa Econômica Federal.	ANBIMA.
Investment Services	Local Custody	As of December 31, 2021, we had a market share of 21.4% based on total assets under local custody, positioning us as the **second position** Local Custodian.	According to ANBIMA, the local custody in Brazil held assets totaling R$6,810 billion as of December 2021. Our main competitors are Banco Bradesco S.A. and Banco do Brasil S.A.	Itaú Unibanco Holding, ANBIMA and B3.
	International Custody	Our market share as of December 31, 2021 was 5.9% in terms of total assets under international custody, positioning us as the **fourth largest** International Custodian.	Based on ANBIMA, the international custody service in Brazil totaled R$1,996 billion of assets as of December 2021. Our main competitors are Banco Citibank S.A., JP Morgan's Securities Services and Banco Bradesco S.A.	
	Corporate Solutions	As of December 31, 2021, we had a leading position as agent and register provider to 230 companies listed on B3, which represents 58.4% of companies listed on that exchange. Moreover, we were the **second largest** transfer agent with 392 debentures offerings in the Brazilian market, representing 25.5% of the debentures market in Brazil.	Our main competitors in the equities market and debentures is Banco Bradesco S.A.	
Itaú Corretora (Brokerage)	Retail Brokerage Services(1)	Ranked fourth in Retail Brokerage Services by	Main competitors: XP Investimentos, Ágora	(1) Source: CBLCnet

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		equity trading volume in the year ended December 31, 2021[2].	Corretora de Títulos e Valores Mobiliários S.A., Rico Corretora de Títulos e Valores Mobiliários S.A., Nu Invest Título Corretora de Valores S.A., BTG Pactual Corretora de Títulos e Valores Mobiliários S.A., Bradesco S.A. Corretora de Títulos e Valores Mobiliários, Santander Corretora de Câmbio e Valores Mobiliários S.A. and Safra Corretora de Títulos e Valores Mobiliários S.A.	(2) Includes clients from Itaú Private Bank segment.
Banco Itaú Argentina	Total Loan Portfolio (includes privately-owned banks only)	As of September 30, 2021, we had a market share of 2.2% in terms of total outstanding loan balance in Argentine pesos, positioning us as the **eleventh largest** private bank in Argentina.	Our main competitors are Banco Santander Río, Banco de Galicia y Buenos Aires, BBVA Banco Argentina, Banco Macro, HSBC, Industrial, Patagonia, Supervielle e Credicoop.	Central Bank of Argentina.
Itaú CorpBanca	Total Loan Portfolio (includes privately-owned banks only)	As of December 31, 2021, our market share was 11.1% based on total outstanding loan balance in Chilean pesos, positioning us as the **fifth largest** private bank in Chile.	Our main competitors are Banco Santander-Chile, Banco de Chile, Scotiabank Chile and Banco de Crédito e Inversiones.	Chilean Commission for the Financial Market (CMF).
Banco Itaú Paraguay	Total Loan Portfolio (includes privately-owned banks only)	As of December 31, 2021, we had a market share of 14.4% in terms of total outstanding loan balance in guaranis, positioning us as the **second largest** private bank in Paraguay.	Our main competitors are Banco Continental, Banco Regional, Sudameris and BBVA Paraguay.	Central Bank of Paraguay.
Banco Itaú Uruguay	Total Loan Portfolio (includes privately-owned banks only)	As of December 31, 2021, we had a market share of 25.7% based on total outstanding loan balance in Uruguay pesos, positioning us as the **second largest** private bank in Uruguay.	Our main competitors are Banco Santander Uruguay, BBVA Uruguay and Scotiabank Uruguay.	Central Bank of Uruguay.

ii. State of competition in the markets

Competition

The last several years have been characterized by increased competition and consolidation in the financial services industry in Brazil. According to the Central Bank, as of September 30, 2021, there were 139

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conglomerates, commercial banks and multiple-service banks, development banks and Caixa Econômica Federal, among a total of 1,319 institutions in Brazil.

We, together with Banco Bradesco S.A. and Banco Santander Brasil S.A., are the leaders in the privately-owned multiple-services banking sector. As of September 30, 2021, these three banks accounted for 36.4% of the Brazilian banking sector's total assets, according to the Central Bank. We also face competition from state-owned banks. According to the Central Bank, as of September 30, 2021, Banco do Brasil S.A., Caixa Econômica Federal, and Banco Nacional de Desenvolvimento Econômico e Social (BNDES) accounted for 34.5% of the banking system's total assets.

The following table sets for the total assets of the 10 main banks in Brazil, classified according to their interest in the total assets of the Brazilian banking sector:

(In billions of R$)

Position	Banks by total assets[1]	Control Type	As of September 30, 2021	% of Total
1st	Itaú Unibanco Holding S.A.	privately-owned	1,973.7	16.2
2nd	Banco do Brasil S.A.[2]	state-owned	1,960.2	16.1
3rd	Caixa Econômica Federal	state-owned	1,485.1	12.2
4th	Banco Bradesco S.A.	privately-owned	1,471.6	12.1
5th	Banco Santander Brasil S.A.	privately-owned	989.2	8.1
6th	Banco Nacional de Desenvolvimento Econômico e Social	state-owned	755.7	6.2
7th	Banco BTG Pactual S.A.	privately-owned	395.2	3.2
8th	Banco Safra S.A.	privately-owned	238.6	2.0
9th	Banco Citibank S.A.	privately-owned	137.5	1.1
10th	J.P. Morgan S.A	privately-owned	103.8	0.9
n.a.	Others	n.a.	2,673.9	21.9
	Total [3]		**12,184.5**	**100.00**

(1) Based on banking services, except insurance and pension funds.
(2) Includes the consolidation of 50.0% do Banco Votorantim S.A. based on Banco do Brasil's shareholding stake and excludes these 50.0% of National Financial System.
(3) Excludes Payments Institutions
Source: Central Bank (IF.data).

Even amid continued uncertainty in markets, in 2021 traditional leader banks were able to recover and increase their results compared with 2019, supported by the economy's gradual return and provision of digital services.

In addition to traditional competitors, regulatory requirements (eg. PIX, Open Banking) and technology-driven financial institutions are disrupting the Brazilian financial industry.

In general, technology-driven competitors act in specific business lines such as credit cards (e.g Nubank), investment services (e.g XP Investimentos), acquiring services (e.g StoneCo, Pagseguro), banking services (e.g Banco Inter, BTG Pactual), and others. Although many of our non-traditional competitors are still in the early stages of development, in order to become more resilient, they have gradually increased the number of products and services offered.

The awareness that even companies outside of the financial industry could develop advanced technologies to provide financial services, keeps larger institutions in a state of constant alert to disrupt businesses. As technology advances rapidly and client's preferences and expectations change, boosted by innovations introduced by the new competition, traditional competitors are also changing and redesigning their products, distribution, and communication channels.

d) Possible seasonality

Our business is not materially affected by seasonality.

e) Main inputs and raw materials, informing:

i. Description of relationships established with suppliers, including whether they are subject to government control or regulation, indicating the bodies and applicable legislation

The procurement of goods and services in our supply chain is carried out in a centralized way by the Procurement Department, with the involvement of the procuring and legal departments, among other back-office departments. However, there are categories where commercial and contractual negotiation stages are assigned

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to their technical supervisors. Other procurement stages are carried out in a centralized way by the Procurement Department, ensuring the administrative assessment of suppliers and that signed contracts are registered in the management system. We have a structured supplier assessment process aimed at mitigating risks in our supply chain. This process starts with the supplier accessing the website www.itau.com.br/fornecedores to register in the institutional system where the Code of Ethics, Supplier Relationship Code, Sustainability Policy and Minimum Information Security Requirements are published for acknowledgment and acceptance purposes. After registering in our system, the supplier goes through an administrative approval process, consisting of an analysis of the supplier’s adherence to environmental and social responsibility practices, as well as compliance with its corporate obligations regarding fiscal, tax and labor legislation. This process is based on three risk analysis pillars and includes a specific view based on the risks associated with the type of the products or services supplied. Reputational/Regulatory: analysis of the risks associated with image and compliance with current legislation; Financial: analysis of risks associated with the supplier’s financial health; and Labor: analysis of risks associated with the supplier’s compliance with labor obligations. In addition to this administrative assessment, in accordance with established internal criteria, suppliers go through a technical approval process aimed at reviewing their technical information and their products and services, identifying whether what they offer is in line with the institution’s needs and requirements. For those suppliers that support the bank’s critical operations, the procurement of products and services is assessed and addressed in specialized negotiation channels. The supplier will be eligible to take part in procurement processes if they are approved in the aforementioned analyses. Once the procurement process is completed, the relationship with suppliers must be efficient, ethical, and respectful over the whole term of the contract. To this end, Itaú Unibanco has its business relations formalized in accordance with internal procedures and legal requirements. During the term of the contract, the parties must monitor and ensure adherence to the contractual clauses, performance and quality of the services engaged. The approved suppliers are periodically monitored based on the same risks observed in the approval process in order to check the initial condition assessed and they may, in the event of identification of material facts, be barred from new contracts at any time or even have their contracts terminated. As an Institution that is part of the National Financial System, our operations are regulated and follow the guidelines issued by regulation, self-regulation and inspection bodies, such as the Central Bank of Brazil (BACEN), National Monetary Council (CMN), Brazilian Securities and Exchange Commission (CVM), Superintendency of Private Insurance (SUSEP), and the Ministry of Labor, among others. ii. Possible dependence on few suppliers The search for suppliers for the Bank should be an ongoing and permanent activity, seeking to keep the supplier base strong, ensure competitiveness and better prices and opportunities and overcome critical supply issues. The persons in charge of procuring or contracting out services at the Bank should always encourage free competition and carry out, whenever possible, procurement processes involving at least two suppliers. Possible dependence may arise as a result of a supplier providing services on an exclusive basis. iii. Possible volatility in suppliers’ prices Price volatility related to agreements with suppliers is affected by changes in macroeconomic parameters such as interest and foreign exchange rates, equities, commodities, indexes (e.g., inflation), among others. 7.4. Identify whether there are clients responsible for more than 10% of the issuer’s net revenues, stating: a) Total amount of revenues arising from the client No clients account for more than 10% of the Issuer’s revenue. b) Operating segments affected by the revenue arising from the client 111

The table below shows the concentration of loan and lease operations:

(In R$ million)

By concentration	December 31, 2021	2020	2019
Largest debtor	6,414	7,243	5,389
10 largest debtors	33,694	37,863	29,340
20 largest debtors	49,541	54,812	44,712
50 largest debtors	79,403	83,438	71,965
100 largest debtors	111,116	112,333	97,695

7.5. Describe the material effects of state regulation on the issuer's activities, specifically commenting on:

a) The need for government authorization for the performance of activities and the history of the Issuer's relationship with the public authorities in obtaining such permits

In order to conduct its activities, the Issuer depends on prior authorization from the Central Bank of Brazil.

Incorporated on September 9, 1943, under the name Banco da Metrópole de São Paulo S.A., registered with the São Paulo State Trade Board (JUCESP) under No. 20,683 on May 22, 1944, the Issuer obtained a permit to operate as a financial institution on July 24, 1944. However, its history goes back to Itaú's and Unibanco's journeys. On September 27, 1924, the banking division of Casa Moreira Salles started to operate, and later on it became Banco Moreira Salles. The institution, which would pioneer an ongoing process of mergers and acquisitions, adopted the name Unibanco in 1975. The Itaú Group's activities go back as far as 1944, when the members of the Egydio de Souza Aranha family founded Banco Federal de Crédito S.A. in São Paulo, presently Itaú Unibanco S.A.

In relation to capital markets, the Issuer's shares were admitted for trading on B3 – Brasil, Bolsa, Balcão (B3 – Brazilian Exchange and OTC) ("B3") in March 2003, replacing the shares of the institution currently named Itaú Unibanco S.A., which were admitted for trading on B3 (then named Bolsa Oficial de Valores de São Paulo) on October 20, 1944.

Supervision and Regulation

We are subject to regulation by, and supervision of, several entities, in the countries and for the segments in which we operate. The supervisory activities of these entities are essential to the structure of our business, and they directly impact our growth strategies. Below we describe the main entities that regulate and supervise our activities in Brazil:

CMN	the highest authority of the Brazilian National Financial System (SFN) responsible for the currency and credit policy in Brazil to guarantee stability and social and economic development. Its major purpose is to disclose the general rules for the operation of the entire financial market.
Banco Central	autonomous authority responsible for regulating and overseeing the entire National Financial System (SFN), ensuring the stability of the purchasing power of the currency and a solid and efficient financial system and for implementing the policies established by the CMN, authorizing the establishment of financial institutions and supervising them.
CVM	a government agency linked to the Ministry of the Economy with purpose of regulating, supervising and developing the securities market.
CNSP	responsible for establishing the guidelines and directives for insurance and premium bond companies and open private pension entities.
SUSEP	responsible for regulating and supervising the insurance, open private pension funds and capitalization markets in Brazil and their participants.
ANS	responsible for regulating and supervising the health insurance market in Brazil and its participants.

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Our main operations outside of Brazil are subject to oversight by local regulatory authorities in the following jurisdictions: Noteworthy regulatory requirements and restrictions on financial institutions: prohibition against operating in Brazil without prior approval of the Central Bank; prohibition against acquiring real estate that is not for the financial institution’s own use, except those received for settlement of loan losses or as expressly authorized by the Central Bank, pursuant to CMN regulation; prohibition against acquiring interests in companies without prior approval of the Central Bank, except for ownership interest typical of investment portfolios held by investment banks; prohibition against granting loans that represent more than 25% of the financial institution’s regulatory capital to only one person or group; restrictions on credit transactions to certain related individuals and legal entities; obligation to deposit a portion of the deposits received from clients with the Central Bank (compulsory deposit); obligation to maintain enough capital reserves to absorb unexpected losses, pursuant to the rules proposed by the Basel Committee and implemented by the Central Bank; obligation to prepare and submit, by December 31, annual recovery plans that aim to re-establish adequate levels of capital and liquidity and to preserve the viability of the institution under stress scenarios; obligation to create, in respect to financial guarantees, specific accounting procedures for the assessment and registration of passive provisions (provisão passiva); prohibition against holding, on a consolidated basis, permanent assets, including investments in unconsolidated subsidiaries, real estate, equipment and intangible assets, exceeding 50.0% of the adjusted regulatory capital; prohibition against granting loans or advances, and guarantees, including derivative transactions, underwriting or holding in their investment portfolio securities of any clients or group of affiliated clients that, in the aggregate, give rise to exposure to such client or group of affiliated clients that exceeds the threshold determined by the Central Bank. Regulations on ESG requirements applicable to financial institutions Commitments: • Partnership for Carbon Accounting Financials – PCAF: We are committed to measure and report the greenhouse gas (GHG) emissions associated with our portfolio of loans and investments, using carbon estimation methodologies developed in conjunction with PCAF, in order to enable alignment of our portfolio with the Paris Agreement. • Net-Zero Banking Alliance – NZBA: We are committed to establish goals for the transition of our operation and our credit portfolio to a net Zero Carbon economy by 2050, with intermediate goals, achieving a 50% reduction in our financed emissions by 2030 – a scenario consistent with the maximum increase in global average temperature of up to 1.5°C above pre-industrial levels by 2100, according to the IPCC. Regulations: • CMN Resolution No. 4,327/2014: Requires financial institutions to establish an environmental and social responsibility policy. 113

• CMN Resolution No. 4,943/2021: Amends the CMN Resolution No. 4,557, which provides a risk management structure, the capital management structure and the information disclosure policy for Financial Institutions, in order to integrate social, environmental and climate aspects on the FI’s risk management structure. This rule will enter into effect in July 2022. • CMN Resolution No. 4,945/2021: Determines that Financial Institutions must establish, by July 2022 a Social, Environmental and Climate Responsibility Policy and implement actions aimed at its effectiveness. This Resolution revokes CMN Resolution No. 4,327/2014 from December 2022. • CMN Resolution No. 139/2021: Provides the disclosure information of the Social, Environmental and Climate Risks and Opportunities Report (GRSAC Report), which should be published by the Financial Institutions in 2023. The GRSAC Report must contain information regarding the following topics associated with social, environmental and climate risks: governance of risk management; actual and potential impacts of risks in the strategies adopted by the Institution in their business and risk and capital management; and risk management processes. This rule will enter into effect in December 2022. • Central Bank Instruction No. 153/2021: Establishes the standards for the Social, Environmental and Climate Risks and Opportunities Report (GRSAC Report). This rule will enter into effect in December 2022. • CVM Instruction No. 480/2009: Provides instruction for the registration of issuers of securities admitted to trading on securities markets, including aspects of social, environmental and climate risk that must be observed by companies. Supplementary law establishing the independence of the Central Bank approved by the Brazilian Congress On February 25, 2021, Supplementary Law No. 179 of February 24, 2021 (“Supplementary Law No. 179”) was published, establishing the purposes of the Central Bank and its autonomy, as well as regulating the appointment and removal of its president and directors. Among other matters, Supplementary Law No. 179 sets forth that the Central Bank shall obtain the status of “special autarchy” characterized by the absence of ties to a Ministry, guardianship or hierarchical subordination, with technical, operational, administrative and financial autonomy. Additionally, the law also sets forth that, while the President of Brazil will still be responsible for appointing the president and the board of directors of the Central Bank (with the Brazilian Senate’s approval of their names), their terms of office will no longer coincide, which will further guarantee the independence of the Central Bank from political decisions. Supplementary Law No. 179 came into effect on the date of its publication. Basel III Framework On December 16, 2010, the Basel Committee issued its Basel III framework, which was revised and republished on June 1, 2011. The Basel III framework increases minimum capital requirements, creates new conservation and countercyclical buffers, changes risk-based capital measures, and introduces a new leverage limit and new liquidity standards in comparison to the former framework. The rules were phased in gradually and were fully implemented by January 1, 2019. The Basel III framework requires banks to maintain minimum capital levels corresponding to the following percentages of risk-weighted assets: (i) a minimum common equity capital ratio of 4.5% composed of common shares; (ii) a minimum Tier 1 Capital ratio of 6.0%; and (iii) a minimum total capital ratio of 8.0%. In addition to the minimum capital requirements, Basel III requires a “capital conservation buffer” of 2.5% and each national regulator is given discretion to institute a “countercyclical buffer” if it perceives a greater system-wide risk to the banking system as the result of a build-up of excess credit growth in its jurisdiction. Further, Basel III introduces a new leverage ratio, defined as Tier 1 Capital divided by the bank’s total risk weighted exposure. Basel III implemented a liquidity coverage ratio (“LCR”), which requires affected banks to maintain sufficient high-quality liquid assets to cover the net cash outflows that could occur under a potential liquidity disruption scenario over a thirty-day period; and implemented a net stable funding ratio (“NSFR”), which establishes a minimum amount of stable sources of funding that banks will be required to maintain based on the liquidity profile of the banks’ assets, as well as the potential for contingent liquidity needs arising from off-balance sheet commitments over a one-year period. Additional requirements apply to additional common equity Tier 1 Capital or Tier 2 Capital instruments issued by internationally active banks. To be included in Additional Tier 1 Capital or Tier 2 Capital, an instrument must contain a provision that requires that, at the discretion of the relevant authority, such instrument be either 114 written-off or converted into common shares upon a “trigger event”. A “trigger event” is the decision of a competent authority pursuant to which, for a bank to remain a feasible financial institution, it is necessary (i) to write-off an instrument, or (ii) to inject government funds, or equivalent support, into such bank, whichever occurs first. The requirements are applicable to all instruments issued after January 1, 2013 and those instruments qualified as capital issued before that date that do not comply with these requirements will be phased out of banks’ capital over a ten-year period, beginning on January 1, 2013. Additional regulatory capital requirements apply to global systemically important banks (“G-SIBs”). The Basel Committee’s assessment methodology to determine which financial institutions are G-SIBs is based on indicators that reflect the following aspects of G-SIBs: (i) size; (ii) interconnectedness; (iii) substitutability/ financial institution infrastructure; (iv) cross-jurisdictional activity; and (v) complexity. Each of these factors receives an equal weight of 20.0% in the assessment. The Basel Committee has also issued a framework for the regulation of domestic systemically important banks (“D-SIBs”), which supplements the G-SIBs framework by focusing on the impact that the distress or failure of systemically important banks would have on the domestic economy of each country. Implementation of Basel III in Brazil Financial institutions based in Brazil are subject to capital measurement and standards based on a weighted risk-asset ratio, according to CMN Resolutions No. 4,955/2021 and No. 4,958/2021. Brazilian banks’ minimum total capital ratio is calculated as the sum of two components: Regulatory Capital (Patrimônio de Referência); and Additional Core Capital (Adicional de Capital Principal), both aligned to the guidelines of the Basel III framework. Brazilian banks’ Regulatory Capital is comprised of Tier 1 Capital and Tier 2 Capital. Tier 1 Capital is further divided into two elements: Common Equity Tier 1 Capital (common equity capital and profit reserves after adjustments, or Capital Principal) and Additional Tier 1 Capital (hybrid debt and equity instruments authorized by the Central Bank, or Capital Complementar). In order to qualify as Additional Tier 1 Capital or Tier 2 Capital, according to CMN Resolution No. 4,955/21, all instruments issued by a Brazilian bank must contain loss-absorbency provisions, including a requirement that such instruments be automatically written off or converted into equity upon a “trigger event”. A “trigger event” is the earlier of: (i) Common Equity Tier 1 Capital being less than 5.125% of the risk-weighted assets for Additional Tier 1 Capital instruments and 4.5% for Tier 2 Capital instruments; (ii) the execution of a firm irrevocable written agreement for the government to inject capital in the financial institution; (iii) the Central Bank declaring the beginning of a special administration regime (Regime de Administração Especial Temporária, the “RAET”) or intervention in the financial institution; or (iv) a decision by the Central Bank, according to criteria established by the CMN, that the write-off or conversion of the instrument is necessary to maintain the bank as a viable financial institution and to mitigate relevant risks to the Brazilian financial system. Specific procedures and criteria for the conversion of shares and the write-off of outstanding debt related to funding instruments eligible to qualify as regulatory capital are established by CMN regulation. The legal framework applicable to financial bills (letras financeiras) was adapted to allow Brazilian financial institutions to issue Basel III-compliant debt instruments in the Brazilian market. Existing hybrid instruments and subordinated debt previously approved by the Central Bank as eligible capital instruments may continue to qualify as Additional Tier 1 Capital or Tier 2 Capital, as the case may be, provided that they comply with the above requirements and a new authorization from the Central Bank is obtained. Instruments that did not comply with these requirements were phased out as eligible capital instruments by deducting 10% of their book value per year from the amount that qualifies as Additional Tier 1 Capital or Tier 2 Capital. The first deduction occurred on October 1, 2013, and the last one occurred on January 1, 2022. The Additional Core Capital requirement is subdivided into three elements: the capital conservation buffer (Adicional de Conservação de Capital Principal), the countercyclical capital buffer (Adicional Contracíclico de Capital Principal) and the higher loss absorbency requirement for domestic systemically important banks (Adicional de Capital Principal Sistêmico). The capital conservation buffer is aimed at increasing the loss absorption ability of financial institutions. The countercyclical capital buffer can be imposed within a range by the Central Bank if it judges that credit growth is increasing systematic risk. The higher loss absorbency requirement for domestic systemically important banks seeks to address the impact that the distress or failure of Brazilian banks may have on the local economy. In the event of non-compliance with the Additional Core Capital requirement, certain restrictions will apply, including the inability of the financial institution to: (i) pay officers and directors their share of variable compensation; (ii) distribute dividends and interest on equity to stockholders; and (iii) repurchase its own shares and effect reductions in its share capital. We are considered domestic systemically important financial institution, hence having to fulfill the 1% Additional Core Capital for higher loss absorbency (Adicional de Capital Principal Sistêmico). The Central Bank’s implementation of the capital adequacy 115 requirements under Basel III was phased-in from 2013 to 2019. In 2020, in response to the economic crisis related to the Covid-19 pandemic, the CMN temporarily eased the capital conservation buffer, which were gradually returned to the fully implemented level in April 1, 2022.

Also, since October 1, 2018, a minimum LCR in a standardized liquidity stress scenario requirement applies to banks with total assets that are equal or superior to 10% of the Brazilian GDP or to banks with relevant international activity (in such case, regardless of total assets). The calculation of the LCR follows the methodology set forth by the Central Bank which is aligned with the international guidelines. During periods of increased need for liquidity, banks may report a lower LCR than the minimum required ratio, provided that they also report to the Central Bank the causes for not meeting the minimum requirement, the contingent sources of liquidity it has available, and the measures it plans to adopt to be in compliance with the LCR requirement. Since April 1, 2016, banks must also publicly disclose their LCR on a quarterly basis.

The following table sets forth the minimum capital ratios and liquidity coverage ratio requirements under Basel III implemented by the Central Bank, as applicable to us on December 31, 2021. The figures presented below refer to the percentage of our risk-weighted assets:

Basel III Requirements	2021
Common Equity Tier I	4.5%
Tier I	6.0%
Total Capital	**8.0%**
Additional Capital Buffers (ACP)	**3.0%**
conservation(1)	2.0%
countercyclical (2)	0.0%
systemic	1.0%
Common Equity Tier I + ACP	**7.5%**
Total Capital + ACP	**11.0%**
Prudential adjustments deductions	**100.0%**

(1) For purposes of calculating the Conservation capital buffer, BACEN Resolution 4,783 establishes, for defined periods, percentages to be applied to the RWA value with a gradual increase until April/22, when it reaches 2.5%.

(2) The countercyclical capital buffer is fixed by the Financial Stability Committee (Comef) based on discussions about the pace of credit expansion, and currently it is set to zero (BACEN Communication No. 37,942/21). Should the requirement increase, the new percentage takes effect twelve months after the announcement.

Limit to be observed	2021 (1)
Liquidity Coverage Ratio (LCR)	100.0%

(1) Minimum requirement valid from 1 January, 2019 onwards.

Since October 1, 2015, banks are required to prepare public disclosures of their leverage ratios (Razão de Alavancagem, the "RA") on a quarterly basis. In November 2017, the CMN established the minimum limit for the Net Stable Funding Ratio (Índice de Liquidez de Longo Prazo, the "NSFR") and the Leverage Ratio (Razão de Alavancagem, the "RA") to be observed by certain Brazilian Financial institutions, including those classified as Segment 1 pursuant to CMN regulation (such as us—please refer to item "Segmentation for the proportional application of the prudential regulation" for more information), and the terms for compliance with such requirements.

The NSFR corresponds to the ratio between the Available Stable Funds (Recursos Estáveis Disponíveis), ("ASF") and the Required Stable Funds (Recursos Estáveis Requeridos), ("RSF") of the financial institution. This rule for NSFR, which came into effect on October 1, 2018, determines that the minimum limit for the NSFR for Segment 1 financial institutions is 100%. The RA, which calculation methodology was established by the Central Bank in 2015, consists of the ratio between the sum of the Common Equity Tier 1 Capital and the Additional Tier 1 Capital and the total exposure of the financial institution ascertained as established by the applicable regulation. The RA rule enacted in November 2017 came into effect on January 1, 2018 and determined the threshold of 3% as the minimum requirement for the RA for Segment 1 financial institutions (which is our case).

CMN regulation also defines the entities that compose the regulatory conglomerate (conglomerado prudencial) of Brazilian financial institutions and establishes the requirement that a financial institution prepare and file with the Central Bank monthly consolidated financial statements at the regulatory conglomerate (conglomerado prudencial) pursuant to the parameters defined therein. Such financial statements should also be

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audited by external auditors on a semi-annual basis. Since January 1, 2015, minimum capital and ratio requirements apply at the regulatory conglomerate (conglomerado prudencial). Brazilian financial institutions are also required to implement a capital management structure compatible with the nature of their transactions, the complexity of the products and services it offers, as well as with the extent of its exposure to risks. In February 2017, the CMN enacted a rule that unified and expanded Brazilian regulation on risk and capital management. Such regulation provides that risk management must be conducted through an integrated effort by the relevant entity and sets out different structures for risk and capital management, which are applicable for different risk profiles. According to such regulation, capital management is defined as a process that includes: (i) monitoring and controlling the financial institution’s capital; (ii) assessing capital needs in light of the risks to which the financial institution is subject; and (iii) setting goals and conducting capital planning in order to meet capital needs due to changes in market conditions. Financial institutions should publish a report describing the structure of their capital management at least on an annual basis. Disclosure and reporting of risk management matters, risk-weighted asset calculation, and adequate compliance with regulatory capital requirements are regulated by the Central Bank and reflect the so-called “Pillar 3” of regulatory capital recommended under Basel III, aimed at improving governance and disclosure. Pillar 3 Report Since January 1, 2020, the Central Bank requires certain financial institutions to furnish a Pillar 3 Report. We are required to publish this report on a consolidated basis covering the following topics: • prudential indicators and risk management; • comparison between accounting and prudential information; • capital composition; • macroprudential indicators; • leverage ratio (RA); • liquidity indicators; • credit risk; • counterparty credit risk (CCR); • securitization exposures; • market risk; • risk of interest rate fluctuation in instruments • remuneration of administrators. classified in the banking book (IRRBB); The Pillar 3 Report must be furnished on a quarterly, biannual or annual basis, according to the type of information being disclosed. In addition to the rules issued in accordance with the criteria set forth in Basel III, in July, 2013, Law No. 12,838 was enacted, allowing the determination of deemed credit based on deferred tax assets arising from temporary differences resulting from allowances for loan losses, which, in practice, exempts financial institutions from deducting this type of credit from its core capital. The law also changes the rules for the issue of subordinated debt, requiring the inclusion of clauses for the suspension of the stipulated compensation and the extinction of the credit right or its conversion into shares, and conditions stockholders’ remuneration to compliance with the prudential requirements established by the CMN. Global Systemically Important Banks (G-SIBs) Assessment in Brazil The Central Bank has adopted the same indicators set out by the Basel Committee to determine if Brazilian financial institutions qualify as G-SIBs. Please see “Basel III” for further details. This assessment is required of banks with total exposure – the denominator for the leverage ratio – in excess of EUR 200 billion, individually. However, no additional loss absorbency requirements for Brazilian G-SIBs have been established. We were not included on the latest list of G-SIBs issued on November 23, 2021, by the Financial Stability Board. The next update is expected in November 2022. Recovery Plans for Systematically Important Financial Institutions On June 30, 2016, the CMN issued a rule providing stricter guidelines for recovery plans (Planos de Recuperação) for Brazil’s systemically important financial institutions. The rule which incorporated recommendations from the Financial Stability Board, requires financial institutions to prepare recovery plans that aim to re-establish adequate levels of capital and liquidity and to preserve the viability of such institutions under stress scenarios. 117

The guidelines require, among other things, that subject financial institutions must identify their critical functions for the National Financial System (Sistema Financeiro Nacional) and their core business lines, monitor indicators and their critical levels, adopt stress-testing scenarios, predict recovery strategies, assess possible risks and barriers related to the strategies and define clear and transparent governance procedures, as well as effective communication plans with key stakeholders. The rule provides for the submission of such recovery plans by December 31, annually. More details on our recovery plan can be found at “https://www.itau.com.br/investor-relations”, section Results and Reports / Regulatory Reports / Pillar 3 / Risk and Capital Management – Pillar 3. Segmentation for the Proportional Application of the Prudential Regulation On January 30, 2017, the CMN issued a resolution establishing segmentation for financial institutions, financial institution groups and other institutions authorized to operate by the Central Bank for proportional application of the prudential regulation, considering the size, international activity and risk profile of members of each segment. According to such resolution, out of the five possible segments, we are classified as Segment 1, which is composed of universal banks, commercial banks, investment banks, foreign exchange banks and federal saving banks that (a) have a size equivalent or superior to 10% of the Brazilian GDP; or that (b) perform relevant international activities, independently from the magnitude of the institution. Foreign Currency Transactions and Exposure Transactions involving the sale and purchase of foreign currency in Brazil may only be conducted by institutions authorized to do so by the Central Bank. There are no limits for long or short positions in foreign currency for banks authorized to carry out transactions on the foreign exchange market. Currently there is no compulsory deposit requirement rate on the foreign currency short position held by financial institutions. In accordance with CMN regulation, financial institutions in Brazil may raise funds abroad, either through direct loans or through the issuance of debt securities. Funds raised accordingly may be freely invested in Brazil, including but not limited to on-lending to Brazilian companies and financial institutions. Brazilian banks authorized to operate in foreign currency markets which hold regulatory capital higher than R$5 billion may also use these funds to grant loans abroad to Brazilian companies, their offshore subsidiaries and to foreign companies controlled by Brazilians or to acquire securities issued or guaranteed by such companies in the primary market. Cross-border loans, in which one party is in Brazil and the other party is abroad, require previous registration with the Central Bank, which may establish limits on the conditions of such foreign currency loan transactions. Financial institutions may also grant loans in or indexed to a foreign currency to their clients’ trade-related activities, such as by granting advances on foreign exchange contracts (Adiantamento sobre Contrato de Câmbio), advances on delivered export register (Adiantamento sobre Cambiais Entregues) or export or import prepayment agreements (Pré-Pagamento de Exportação e Financiamento à Importação), all in accordance with Brazilian regulations on foreign exchange markets and international capital flows. The Central Bank and the Brazilian government frequently change rules and regulations applicable to foreign currency borrowing and loans in accordance with the economic scenario and Brazilian monetary policy. In addition, the legislation sets forth that the total exposure in gold and other assets and liabilities indexed or linked to the foreign exchange rate variation undertaken by financial institutions (including their offshore branches), and their direct and indirect subsidiaries, on a consolidated basis, may not exceed 30.0% of their regulatory capital. New Foreign Exchange Law On December 29, 2021, the President of Brazil sanctioned Law No. 14,286, which was approved by the Brazilian Senate on December 8, 2021. The new law is an initiative of the Central Bank presented by the President of Brazil to the Congress aiming to overhaul the Brazilian foreign exchange market. The new law also includes provisions regarding Brazilian capital held abroad and foreign capital held in Brazil. Law No. 14,286 modernizes, simplifies, and increases legal certainty associated with the current regulatory framework for Brazilian foreign exchange legislation. The main aspects of Law No. 14,286 are: (i) confirmation, from a legal perspective, that foreign exchange transactions may be carried out freely (provided that these are carried out through entities authorized to operate in this market and subject to applicable rules); (ii) granting of broad powers to the CMN and the Central Bank to regulate the foreign exchange market and its operations; (iii) expansion of the international correspondence activity of Brazilian banks; (iv) the possibility of Brazilian banking institutions to invest and lend abroad funds raised in Brazil or abroad; (v) the exclusion of foreign currency purchase and sale transactions up to an amount of US$500, carried out between individuals on an occasional and non-professional basis; and (vi) granting of 118 powers to the monetary authorities to establish situations in which the prohibition of private offsetting of credits between residents and nonresidents, as well as the payment in foreign currency in Brazil, would not apply. Law No. 14,286 will come into effect on the first business day after one year of the date it was published (which was December 30, 2021). The Central Bank and the CMN modernize rules relating to international payments and transfers The CMN and the Central Bank issued new rules (CMN Resolution No. 4,942 and Central Bank Resolution No. 137, both issued on September 9, 2021) in order to enhance foreign exchange and international capital regulation, considering technological innovations and new business models relating to international payments and transfers. The new rules seek to promote a more competitive, inclusive, and innovative environment for providing services to citizens and companies that send or receive funds from abroad. The recently enacted rules will allow: (i) authorized payment institutions to operate in the foreign exchange market, operating exclusively through electronic means; (ii) non-banking institutions authorized to operate in the foreign exchange market (such as securities brokerage and dealership companies, foreign exchange brokerage companies and payment institutions) to directly use their foreign currency accounts held abroad to settle transactions carried out in the foreign exchange market; (iii) Brazilian exporters to also receive export revenues in a payment account held in their name not only with a financial institution abroad but also via an account abroad of a non-banking institution authorized to operate in the foreign exchange market; (iv) the receipt or delivery of reais in foreign exchange transactions, without limitation of value, to also occur from the customers’ payment accounts held in financial institutions and other institutions authorized to operate by the Central Bank or in payment institutions participating in the PIX; and (v) prepaid payment accounts in reais to be held by residents, domiciled or headquartered abroad. The regulation of international payment or transfer services in the foreign exchange market will also be consolidated and modernized, providing an equal treatment for purchases of goods and services carried out with the participation of international card issuers, international payment facilitators and intermediaries/representatives in international deliverables acquisitions. Such services will be classified in the foreign exchange regulations by the term “eFX.”. Moreover, it will also be allowed, through the eFX system, to carry out current unilateral transfers and funds transfers between accounts held by the customer in Brazil and abroad, up to US$10,000. CMN Resolution No. 4,942 and Central Bank Resolution No. 137 came into effect on October 1st, 2021, except for the permission for payment institutions to operate in foreign exchange markets, which will come into effect on September 1st, 2022. Large Exposure Limits We are legally prevented from granting loans or advances, and guarantees, including derivative transactions, underwriting or holding in our investment portfolio securities of any clients or group of affiliated clients that, in the aggregate, exceeds the threshold determined by the Central Bank. On July 31, 2018, the CMN released a resolution in order to comply with the Basel III reforms, introducing a new basis for calculating the exposure limits applicable to financial institutions classified as Segment 1 to their Tier 1 Regulatory Capital and increasing the scope of transactions that increase exposure to clients subject to the limit, including exposure from securities and derivatives held in our investment portfolio. The maximum exposure to any individual counterparty or group of connected counterparties of a Segment 1 financial institution is 25% of its Tier 1 Regulatory Capital, and to concentrated individual clients or group of connected clients of such Segment 1 financial institution is 600% of its Tier 1 Regulatory Capital (a concentrated individual client means, for the purpose of the rule, any one client to which exposure is equal to or higher than 10% of its Tier 1 Regulatory Capital). Under this exposure limits, the following entities are considered to be different clients: (i) the Brazilian government, including the Central Bank; (ii) an entity which 50% or more of its voting capital is held directly by the Brazilian Government, jointly with its controlled entities; (iii) a State of the Federative Republic of Brazil or the Federal District, jointly with its controlled entities and with entities which are financially dependent on a State, the Federal District or their controlled entities; (iv) each Brazilian municipal district, jointly with its controlled entities and with entities which are financially dependent on a municipality or its controlled entities; (v) each central government of a foreign jurisdiction; (vi) each central bank of a foreign jurisdiction, if this entity is not included in the central government; (vii) each entity which 50% or more of its voting capital is held directly by a central government of a foreign jurisdiction, jointly with its controlled entities and with entities that are financially dependent on it; (viii) a governmental body of a foreign jurisdiction, jointly with its controlled entities and with entities that are financially dependent on it or its controlled entities; and (ix) any other entity, public or private, which share the credit risk calculated by the financial institution according to CMN regulations. 119

The rule provides that, for certain financial institutions (including those classified as Segment 1, such as ourselves), individual exposures to the Brazilian Federal Union (including the Central Bank) as well as to central governments or to central banks of foreign jurisdictions are not subject to the observance of the large exposure limits. Banks must identify possible related counterparties, considering its economic interdependence in all cases where the sum of all exposures to one specific counterparty exceeds 5% of the eligible capital base. Two or more counterparties have an economic interdependence relationship whenever one experiences financial difficulties and the other, as a result, would also be likely to encounter financial difficulties, including those related to funding, payment of obligations and insolvency. Counterparties identified as economically interdependent must be treated as a single counterparty that is subject to the aforementioned requirements. Risk Weighted Asset Calculation The calculation of risk exposure is based on several factors set forth by the Central Bank regulations and impacts the capital requirements. The components take into consideration the type of risk and include the parameters and procedures for calculation of the risk weighted asset (“RWA”), to determine the capital requirements resulting from each risk exposure. The Central Bank has been frequently changing and updating the rules and regulations for the RWA calculation. Financial Bills (“Letras Financeiras”) According to Law No. 12,249 of June 11, 2010, as amended, Brazilian financial institutions can issue financial bills (letras financeiras), a financial institution debt funding instrument aimed at larger volumes and longer terms. The regulatory framework of financial bills allows financial institutions to issue such instruments with subordination clauses as Basel III-compliant. As per the CMN Resolutions No. 4,733 of 2019, and 4,955 of 2021, the main characteristics of the Basel III-compliant financial bills are: The possibility of issuance of financial bills convertible into equity. The conversion may not be requested by the investor or the issuer financial institution; The suspension of interests’ payments in case of non-compliance with capital requirement rules. Additionally, in order to preserve the regular functioning of the Brazilian financial system, the Central Bank may determine that financial bills be converted into equity or be written-off. These determinations will not be considered as a financial institution’s default and will not accelerate the maturity of its other debts; The possibility of issuance of perpetual financial bills, which will only mature in case of default interest’s payments or at the time of the dissolution of the financial institution; and In addition, CMN Resolution No. 4,733 of 2019 establishes important provisions on the issuance of financial bills such as: The institution of due diligence obligations to be observed by the issuer or any intermediary institutions involved in the distribution, placement and trading of the financial bills, in order to ensure the provision of information regarding the investment and its suitability to the investor’s profile; and The flexibilization of the rates that can be used in the remuneration of financial bills, allowing the use of floating rates regardless of a combination with a fixed rate or any other rate (fixed or floating) that is publicly known and regularly calculated. On August 2, 2021, the Central Bank issued Resolution No. 122 replacing the regular authorization procedure which issuing institutions were subjected for the financial bill to compose its Regulatory Capital for a broadly regulatory authorization, which is automatically given if the financial bill strictly observe the conditions established for the registration of such financial bills in authorized central depositary entities. Resolution No. 122 also establishes the content of the subordination clauses that must be included in financial bills issued to compose the issuer’s Regulatory Capital. 120

Establishment of a Succession Policy Financial institutions and other institutions authorized to operate by the Central Bank are required to maintain a succession policy for its management, which shall cover recruiting, promotion, election and retention processes, based on rules that regulate the identification, evaluation and training of senior management positions. Our Board of Directors approved our Manager’s Succession Policy in accordance with CMN’s resolution. Our succession policy aims to consolidate the internal procedures and practices of the Itaú Unibanco Group regarding the succession of our management team. Code of Corporate Governance The Brazilian Corporate Governance Code for publicly-held companies (Código Brasileiro de Governança Corporativa – Companhias Abertas) sets forth corporate governance-related principles, guidelines and actions applicable to publicly-held companies and determines that companies adopt the “apply or explain” model in respect of its principles, guidelines and actions. Pursuant to this code, companies must furnish to CVM a report regarding their adherence to the Brazilian Corporate Governance Code within seven months of the closing date of the fiscal year. The implementation of the Corporate Governance Code was integrated in the local regulatory framework by means of the CVM Ruling No. 586/17. In addition, the CMN has included the principles and criteria of corporate governance of financial institutions established by the Basel Committee into the Brazilian regulatory framework, through the “Core Principles for Effective Banking Supervision”. CMN rules establish the terms for the remittance of information on the management of financial institutions to the Central Bank, controlling group and relevant shareholders, including the obligation to communicate to the regulator any information that may affect the reputation of any person classified in one of such categories. For this purpose, financial institutions must provide a communication channel which allows employees, contributors, clients, users, associates, or services providers to anonymously report situations indicating illegal acts of any nature related to the institution. The financial institutions must also determine the internal body responsible for receiving the information and complying with the reporting obligations. Anti-Corruption Law The Brazilian anti-corruption law establishes that legal entities will have strict liability (regardless of fault or willful misconduct) if they are involved in any form of bribery. The law also encompasses other injurious acts contrary to the Brazilian or foreign public administration, including bid rigging and obstruction of justice. The law provides for heavy penalties, both through administrative and judicial proceedings including determination of dissolution of a company, prohibition against undertaking to finance with public entities and prohibition against participating in public biddings. In addition, the law authorizes the public administrative authorities responsible for the investigation to enter into leniency agreements. The self-disclosure of violations and cooperation by legal entities may result in the reduction of fines and other sanctions. The regulation also provides parameters for the application of the anti-corruption law, including with respect to penalties and compliance programs. Please refer: To our Investor Relations website (see “Menu Itaú Unibanco—Corporate Governance—Regulations and Policies – Policies—Anti- corruption Corporate Policy”) from which you can electronically access further details about our Anti-corruption Corporate Policy. To our Investor Relations website (see “Menu Itaú Unibanco—Corporate Governance—Regulations and Policies – Policies—Corporate Conduct, Integrity and Ethics Policy”) from which you can electronically access further details about our Integrity and Ethics Program and guidelines for situations of conflicts of interests. To our Investor Relations website (see “Menu Itaú Unibanco—Integrity and Ethics”) from which you can electronically access further details about our Integrity and Ethics Program. Compensation of Directors and Officers of Financial Institutions According to rules set forth by the CMN, Brazilian financial institutions are required to have a compensation policy. If variable compensation is to be paid to management, at least 50% of the total compensation should be paid in shares or share-based instruments, and at least 40% of the total compensation should be deferred for future payment for at least three years. If the institution records a significant decrease in 121 the realized recurring profit or a negative result during the deferral period, the deferred and unpaid portions of the compensation may be reduced or not paid due to a possible significant reduction in our Recurring Net Income or negative result in the applicable business area in the deferral period (Malus) in order to minimize the loss incurred by the financial institutions and their stockholders, except when the reduction or negative result arises from extraordinary, unpredictable and external events to the Itaú Unibanco Conglomerate, which also affect other financial institutions and are not related to management actions or omissions. The Compensation Committee may decide to apply the Malus even in these cases.

Our compensation policy, applicable to directors and officers in Brazil (constituting the major part of the management population of the Itaú Unibanco Group), complies with CMN's regulatory requirements. Our compensation principles and practices worldwide comply with each local regulation and seek to increase alignment between the interests of our stockholders and our management.

Antitrust Regulation

The Brazilian Antitrust Law requires that transactions resulting in economic concentration should be submitted to CADE, the Brazilian antitrust authority, for prior approval in the event these transactions meet the following criteria: (i) the economic group of any of the parties to a transaction recorded, in the fiscal year prior to that of the transaction, minimum gross revenues of R$750 million; and (ii) at least one of the other economic groups involved in the transaction recorded, for the same time period, minimum gross revenues of R$75 million.

The closing of a transaction prior to CADE's approval subjects the parties to fines ranging from R$60,000 to R$60 million, the nullity of the relevant agreement, and potential administrative proceedings.

In addition to submitting such transactions to CADE's approval, financial institutions are required by Circular No. 3,590/2012 of the Central Bank (updated by Circulars Nos. 3,800/2016; 3,922/2018 and 4,013/2020) to submit to the Central Bank's antitrust approval any concentration acts involving two or more financial institutions authorized to operate by the Central Bank in the following cases: (i) acquisition of corporate control, (ii) a merger, (iii) transfer of the business to another financial institution, (iv) contracts or legal entities, aimed at cooperation in the financial sector; and (v) acquisition of a minority stake of at least 5% of the voting shares of a financial institution.

Legislation in force in other jurisdictions may require that concentration acts be submitted to the relevant antitrust authority.

On the other hand, the Brazilian antitrust law provides for penalties in the event of violations of the economic order. Accordingly, an undertaking in a dominant position (as the law assumes of one holding over 20% interest) in a certain market in which it operates, which, irrespective thereof, carries out an illegal interaction with competitors, including through professional associations, may be subject to an administrative fine of 0.1% to 20% of the gross revenues of the group operating in the industry affected by such violation and to the divestiture of assets, among other penalties. Additionally, the antitrust legislation of other jurisdictions, such as the U.S. (Sherman Act and Clayton Antitrust Act) and the European (Articles 101 and 102 of the Treaty on the Functioning of the European Union), may also be applicable to companies whenever these carry out alleged anticompetitive practices with effects in the aforementioned jurisdictions.

Our Antitrust Corporate Policy is available on our Investors Relations website.

Treatment of Past Due Debts

Brazilian financial institutions are required to classify their credit transactions (including leasing transactions and other transactions characterized as credit advances) at different levels and recognize provisions according to the level attributed to each such transaction. The classification is based on the financial condition of the clients, the terms and conditions of the transaction and the period of time during which the transaction is past due, if any. For purposes of Central Bank requirements, transactions are classified as level AA, A, B, C, D, E, F, G or H, with AA being the highest classification. Credit classifications must be reviewed on a monthly basis and, apart from additional provisions required by the Central Bank which are deemed necessary by the management of financial institutions, each level has a specific allowance percentage that is applied to it and which we use to calculate our allowance for loan losses, as specified in more detail in the table below:

Classification (1)	AA	A	B	C	D	E	F	G	H
Allowance (%)	0	0.5	1	3	10	30	50	70	100
Past due (in days)	-	-	15 to 30	31 to 60	61 to 90	91 to 120	121 to 150	150 to 180	Over 180

(1) Our credit classification also takes into account the client's credit profile, which may negatively impact the past due classification.

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Under IFRS, the allowance for loan losses is based on our internally developed incurred loss models, which calculate the allowance for loan losses by multiplying the probability of default by the clients or counterparty, or PD, by the potential for recovery on defaulted credits (LGD) for each transaction, as described in Note 2.4 (d) I –Classification and measurement of financial assets and Note 32 Risk and capital management, of our audited consolidated financial statements. The risk levels are categorized as: Lower risk: PD lower or equal than 4.44% Satisfactory: PD from 4.44% up to 25.95% Higher risk: PD higher than 25.95% Credit-Impaired: loans classified in Stage 3 Bank insolvency The insolvency of financial institutions is handled pursuant to applicable laws and regulations by the Central Bank, which initiates and monitors all applicable administrative proceedings. There are three types of special regimes that may be imposed to either privately-held financial institutions or state-owned (other than federal government-owned) financial institutions or similar institutions: (i) Temporary special administration regime or a less severe special regime with limited duration RAET: which allows financial institutions to continue to operate – the whole management loses its offices and is replaced by a steering committee appointed by the Central Bank with broad management powers, which will adopt of measures aimed at the resumption of the financial institution’s regular activities. If resumption is not possible, this regime may be turned into an extrajudicial liquidation. (ii) Intervention: a time-limited regime in which the Central Bank appoints an intervenor that takes charge of the financial institution’s management, suspending its regular activities and dismissing the financial institution’s management, with the main purpose of preventing the continuation of certain irregularities and the aggravation of the financial situation of the financial institution, which can put assets at risk and harm the financial institution’s creditors – it suspends all actions related to payment obligations of the financial institution, prevents the early settlement or maturity of its obligations and freezes pre-existing deposits. (iii) Extrajudicial liquidation: process of dissolution of the company in cases of unrecoverable insolvency or severe violations of the rules that regulate the financial institution’s activities. The extrajudicial liquidation aims at promoting the liquidation of the existing assets for the payment of creditors, with the return of any amount left to stockholders. Controlling stockholders may be held responsible for remaining liabilities. In the course of the special regimes described above, the steering committee, the intervenor, and the liquidator may, when authorized by the Central Bank: (i) dispose of assets and rights of the financial institution to third parties, and (ii) proceed with corporate restructuring processes in the financial institution or its subsidiaries, among other possible measures of similar effect. Financial institutions may also be subject to the bankruptcy regime. On December 24, 2020, the President of Brazil sanctioned Law No. 14,112 (“Law 14,112”), which overhauls the current Brazilian Bankruptcy and Reorganization Law (Law No. 11,101/05) in several material aspects. Law No. 14,112 came into effect on January 23, 2021. It is possible that certain changes will potentially affect material matters concerning enforcement and priority rankings, such as: (i) the possibility of creditors putting forward an alternative judicial reorganization plan; (ii) new rules on the approval of post-petition loans in judicial reorganization and on priority claims in case of conversion to bankruptcy liquidation; (iii) more flexible quorum and 123 mechanics of the extrajudicial reorganization process; (iv) new rules to expedite the bankruptcy liquidation process; (v) new methods for restructuring of the debtor’s tax liabilities and installment payments, as well as new taxation schemes; and (vi) incorporation of rules on cross-border insolvency proceedings into the Brazilian framework. Law No. 14,112 replicates, with some adjustments, the provisions of the UNCITRAL Model Law on Cross-Border Insolvency. As a result, Law No. 14,112 sets out some rules on access of foreign representatives to courts in Brazil, the method and requirements for recognition of foreign main and ancillary proceedings, authorization for the debtor and his representatives to act in other countries, methods of communication and cooperation between foreign authorities and representatives and the Brazilian jurisdiction, and the processing of concurrent proceedings. Law No. 14,112 also sets forth, among other measures, (i) protection for creditors that agree on the conversion of debt into equity against potential transfer of liability with regard to the debtor’s obligations; (ii) the stay period and constraints on the assets of the debtor under judicial reorganization; (iii) conciliation and mediation measures before and during judicial reorganization proceedings; and (iv) the rules on procedural and substantive consolidation. Law No. 14,112 also sets out that a bankruptcy decree does not reach beyond the bankrupt itself, save when the disregard doctrine is to apply. Deposit Insurance In the event of intervention, extrajudicial liquidation or liquidation of a financial institution in a bankruptcy proceeding, the Credit Insurance Fund, (“FGC”), a deposit insurance system, guarantees the maximum amount of R$250,000 for certain deposits and credit instruments held by an individual, a company or another legal entity with a financial institution (or financial institutions of the same economic group). Such deposits and credit instruments contracted as of December 22, 2017, are subject to an additional limit: the total coverage of the referred guarantee is R$1,000,000 per investor regardless of the number of accounts held in different financial groups and such limit is valid for a period of four years. The resources of the FGC come primarily from mandatory contributions from all Brazilian financial institutions that receive deposits from clients, currently at a monthly rate of 0.01% of the amount of the balances of accounts corresponding to the financial instruments that are the subject matter of the ordinary guarantee, even if the related credits are not fully covered by FGC, and certain special contributions. Deposits and funds raised abroad are not guaranteed by the FGC. Credits of financial institutions and other institutions authorized to operate by the Central Bank, complementary welfare entities, insurance companies, capitalization companies, investment clubs and investment funds, as well as those representing any interest in or financial instrument held by such entities, are not protected by the ordinary guarantee of FGC. Payment of Creditors in Liquidation In the event of extrajudicial liquidation of a financial institution or liquidation of a financial institution in a bankruptcy proceeding, the salaries of employees and the related labor claims up to a certain amount, secured credits and tax charges have priority in any claims against the entity in liquidation. The payment of unsecured credits, including deposits from regular retail clients that are not guaranteed by the FGC, is subject to the prior payment of preferred credits. Additionally, upon the payment of the deposits guaranteed by the FGC, the FGC becomes an unsecured creditor of the estate in liquidation. Insurance Regulation With governmental approval, insurance companies in Brazil may offer all types of insurance (except for workers’ compensation insurance) directly to clients or through qualified brokers. Insurance companies must set aside reserves to be invested in specific types of securities. As a result, insurance companies are among the main investors in the Brazilian securities market and subject to CMN regulations regarding the investment of technical reserves. In the event an insurance company is declared bankrupt, the insurance company will be subject to a special procedure administered by SUSEP or by ANS. If an insurance company is declared bankrupt and (i) its assets are not sufficient to guarantee at least half of the unsecured credits or (ii) procedures relating to acts that may be considered bankruptcy-related crimes are in place, the insurance company will be subject to ordinary bankruptcy procedures. There is currently no restriction on foreign investments in insurance companies in Brazil. Brazilian legislation establishes that insurance companies must buy reinsurance to the extent their liabilities exceed their technical limits under the rules of the regulatory bodies (CNSP and SUSEP), and 124 reinsurance contracts may be entered into through a direct negotiation between the insurance and reinsurance companies or through a reinsurance broker authorized to operate in Brazil. Anti-Money Laundering Regulation The Brazilian anti-money laundering law (Law No. 9,613, as amended) establishes the basic framework to prevent and punish money laundering as a crime. It prohibits the concealment or dissimulation of origin, location, availability, handling or ownership of assets, rights or financial resources directly or indirectly originated from crimes, subjecting the agents of these illegal practices to imprisonment, temporary disqualification from managing enterprises for up to ten years and monetary fines. The Brazilian anti-money laundering law also created the Council for Financial Activities Control (COAF), which is subordinated to the Central Bank and performs a key role in the Brazilian system of preventing and combating money laundering, financing of terrorism and the proliferation of weapons of mass destruction. In compliance with the Brazilian anti-money laundering law and related regulations enacted by the Central Bank, including the rules applicable to procedures that must be adopted by financial institutions to prevent and combat money laundering and terrorism financing, as well as in response to the recommendation of Financial Action Task Force (FATF) and United Nations Security Council (UNSC), financial institutions in Brazil must establish internal control and procedures aiming at: identifying and knowing their clients, which includes determining if they are PEPs, and also identifying Ultimate Beneficial Owners (UBOs). These records should be kept up-to-date; checking the origin of funds of a client, as well as the compatibility between the movement of its funds and its economic and financial capacity; carrying out a prior analysis of new products and services, including the use of new technologies, if applicable, under the perspective of money laundering prevention; keeping records of all transactions carried out or financial services provided on behalf of a certain client or for that client; reporting to COAF, within one business day, any transaction deemed to be suspicious by the financial institution, as well as all transactionsin cash equivalent to or higher than R$50,000, without informing the involved person or any third party; applying special attention to (i) unusual transactions or proposed transactions with no apparent economic or legal bases; (ii) transactions involving PEPs, (iii) indication of evading client identification and transaction registering procedures; (iv) clients and transactions for which the UBO cannot be identified; (v) transactions originated from or destined to countries that do not fully comply with the recommendations of the FATF; and (vi) situations in which it is not possible to keep the clients’ identification records duly updated; determining criteria for hiring personnel and offering anti-money laundering training for employees; establishing procedures to be complied with by all branches and subsidiaries of Brazilian financial institutions located abroad with respect to anti-money laundering; establishing that any institutions authorized to operate in the Brazilian foreign exchange market with financial institutions located abroad must verify whether the foreign financial institution is physically located in the jurisdiction where it was incorporated and licensed, and that it is subject to effective supervision; monitoring transactions and situations which could be considered suspicious for anti-money laundering purposes; reporting to COAF the occurrence of suspicious transactions, as required under applicable regulations, and also, at least once a year, whether or not suspicious transactions are verified, in order to certify the non-occurrence of transactions subject to reporting to COAF (negative report); requiring clients to inform the financial institution, at least three business days in advance, of their intention to withdraw amounts equal to or exceeding R$50,000; maintaining specific records of all operations carried out, products and services contracted by financial institutions, including deposit, contribution, withdrawal, payments, receipts and transfers of funds; ensuring that policies, procedures and internal controls are commensurate with its size and volume of transactions; and 125 unavailability, without delay, of goods, values and rights of possession or ownership, and all other rights, real or personal, owned, directlyor indirectly, of natural or legal persons subject to sanctions by the resolutions of the UNSC. Non-compliance with any of the obligations above subjects the financial institution and its officers to penalties ranging from: (i) formal notice, (ii) fines (from 1.0% to 200.0% of the amount of the transaction, 200.0% of the profit generated thereby, or a fine of up to R$20,000,000), (iii) rendering executive officers ineligible for holding any management position in financial institutions, to (iv) the cancellation of the financial institution’s license to operate. Central Bank Circular No. 3,978 of 2020, which came into force on October 1st, 2020, also requires that financial institutions maintain Anti-Money Laundering Program (in compliance with regulatory standards) and conduct periodic Internal Risk Assessments. On July 27, 2021, the Central Bank published Resolution No. 119, introducing some changes to Circular No. 3,978/2020, which establishes the rules and procedures related to combating money laundering and combating terrorist financing applicable to entities subject to Central Bank regulation and supervision. Among other changes introduced by the new rule, financial institutions (and other entities regulated by the Central Bank) no longer obtain customer location information in the identification process and start obtaining this information as part of the client’s qualification procedure. The need for verification and validation of the customer’s location information, provided by the customer, should be assessed by the institutions according to the customer’s risk profile and the nature of the business relationship, considering a risk-based approach. Resolution No. 119 entered into force on September 1st, 2021. Finally, CVM Resolution No. 50, of August 31, 2021, which came into force on October 1st, 2021, establishes, among other obligations, that persons who engage in, on a permanent or occasional basis, as a main or ancillary activity, cumulatively or not, the custody, issuance, distribution, settlement, trade, intermediation, consultancy or management of bonds or securities, and independent audit within the scope of the stock exchange market must adopt rules, procedures and internal controls, also taking a risk-based approach, in accordance with previously and expressly established procedures to confirm the registration information of its customers, keep such information updated and monitor the transactions carried out thereby, so as to prevent the use of the account by third parties and identify the end beneficiaries of the transactions. These entities are also required to establish policies of anti-money laundering, terrorism financing and the financing of the proliferation of mass destruction weapons (PLD/FTP), of internal risk assessment and of internal rules, procedures and controls. Moreover, along the same lines of the provisions of the regulations of the Central Bank, such entities shall also identify and closely monitor the business relations maintained with politically exposed persons. We adhere to all current regulations and best market practices. Politically Exposed Persons (“PEPs”) According to the Central Bank, PEPs are public agents who hold or have held a relevant public position, as well as their representatives, family members or other close associates, over the past five years, in Brazil or other countries, territories and foreign jurisdictions. Financial institutions must develop and implement internal procedures to identify PEPs and obtain higher level of approval than the person responsible for contracting, according to Risk-Based Approach, prior to establishing any relationship with those individuals. They should also adopt reinforced and continuous surveillance actions regarding transactions with PEPs and report all suspicious transactions to COAF. Leasing Regulation Although leasing transactions are not classified as credit transactions under Brazilian legislation, the Central Bank regulates and oversees leasing transactions. The parties involved in a leasing transaction are the “lessor” (the bank) and “lessee” (our client). The leased asset, owned by the lessor, is delivered to be used by the lessee until the end of the contract, when the lessee may opt to either acquire it or return it to the lessor or renew the contract for a new period. Brazilian legislation establishes a specific methodology to account for the profits or losses in leasing transactions and all information that should be included in a lease agreement. The guaranteed residual amount paid by a lessee should correspond to a minimum return required for the transaction to be viable for the lessor, whether the purchase option is exercised or not. The laws and regulations applicable to financial institutions, such as those related to reporting requirements, capital adequacy and leverage, assets composition limits and allowance for losses, are also generally applicable to leasing companies. 126

On November 25, 2021, and January 5, 2022, the CMN issued Resolution No. 4,966 and Resolution No. 4,975, respectively, which establish new accounting concepts and criteria applicable to financial instruments, as well as for the designation and recognition of hedge accounting relationships, and financial leasing transactions contracted by financial institutions and other institutions authorized to operate by the Central Bank. The new rules align the accounting criteria applicable to financial instruments and leasing agreements held by financial institutions and other entities authorized to operate by the Central Bank with the best international practices, specifically with the “IFRS 9 – Financial Instruments” and “IFRS 16 – Leases” standards, issued by the International Accounting Standards Board (IASB). The new rules will enter into effect on January 1st, 2025, so as to ensure a transition period for institutions affected by the changes. Correspondent Agents We may engage other entities to provide certain services to our clients, including customer service. These entities are generally called correspondents, and our relationship with correspondents is regulated by the Central Bank. Among other requirements, the Central Bank establishes that employees of all correspondent agents must hold a technical certification authorizing them to serve customers involved in credit and leasing operations. On July 29, 2021, the Central Bank published CMN Resolution No. 4.935, which came into force on February 1, 2022 and brings important changes in the regulations applicable to correspondents, including the creation of specific rules for correspondents that act through an electronic platform; the inclusion of the activity of opening a payment account in the list of services that can be performed by correspondents; the requirement that the certification of correspondents address the LGPD; the requirement that banks create an institutional policy for operating and hiring their correspondents; and the prerogative of the Central Bank to condition the hiring of new correspondents to the correction of deficiencies identified in the institutional policy of the banks. Regulation of the Brazilian Securities Market According to the Brazilian Corporate Law, a company is considered publicly-traded or closely-held depending on whether the securities issued by it are accepted for trading in the securities market or not. All publicly-held companies, such as our company, are registered with the CVM, are subject to specific regulations and are also subject to information disclosure and reporting requirements. Disclosure Requirements Under CVM rules, publicly-traded companies are subject to disclosure requirements and rules governing the use of material information. Any decision that may reasonably influence the price of the securities issued by a publicly-held company or the decision of investors to buy, sell, or hold these securities, is considered material. The CVM improved the quality of the information that must be presented in periodic filings by securities issuers by requiring such issuers to file a “Reference Form” with the CVM. This form was modeled after IOSCO’s shelf registration system in gathering all of the issuer’s information in a single document. Since 2018, the publicly-held companies, like us, have to present a form about a “Brazilian Corporate Governance Code” in the “apply or explain” format. Asset Management Regulation The Brazilian asset management regulation requires a previous registration with the CVM to perform the services of portfolio management and fund administration. We provide several services in the capital markets and, in particular, performs activities related to fund administration and portfolio management under CVM registration and in accordance with CVM regulation. By providing these services, our entities engaged in the asset management business can be held civilly and administratively liable in certain circumstances for losses arising from either intentional acts or negligence in conducting their activities. The CVM has regulator powers to oversee these activities, including powers to impose fines and other sanctions on registered asset managers. Investments of Non-Resident Investors 127

Individuals or legal entities domiciled outside Brazil may invest in companies or other assets in Brazilian financial and capital markets, subject to the restrictions and requirements set forth in the local regulation. All foreign investments in Brazil shall be registered with the Central Bank and/or CVM, depending on the type of the investment. The foreign direct investment (RDE-IED) enables the non-resident investors to hold stock of companies in Brazil, whereas the portfolio investment (RDE – Portfolio) entitles the investment in almost all financial assets and transactions available in the Brazilian financial and capital markets, being subject to some restrictions set forth in Brazilian regulation. In order to invest in the Brazilian financial and capital markets, investors non-resident in Brazil must engage a financial institution authorized to act as legal representative and, unless the investor is a natural person, a custodian of their investments in Brazil. Such investments are regulated by CMN Resolution No.4,373/14 and CVM Resolution No. 13/20. The transactions performed by non-resident investors must be carried out in the markets organized by entities authorized by CVM (such as B3, for example) and securities must be held in custody with depositary and registration systems authorized by CVM and/or Central Bank (such as SELIC and B3). The rules establish certain exceptions which allow transactions outside of the organized markets such as subscription of securities in initial public offerings, tender offerings of securities and payment of dividends in kind. Brazilian rules also allow the issuance abroad of depositary receipts based on (i) any security issued by Brazilian publicly owned companies, (ii) credit instruments issued by financial institutions and other types of publicly owned institutions authorized by the Central Bank of Brazil, and eligible to be included in the financial institution’s regulatory capital (Patrimônio de Referência), and (iii) Letras Imobiliárias Garantidas, which are a type of real estate note issued in the Brazilian market. Open Banking The Central Bank announced the initial guidelines for open banking regulation in Brazil through Notice No. 33,455 on April 24, 2019. On November 28, 2019, the Central Bank launched Public Consultation No. 73/2019, which disclosed the draft resolution to implement open banking in Brazil to the public. The period for commenting the Public Consultation ended on January 31, 2020 and the Central Bank received contributions form market agents. On May, 4, 2020, a regulation setting out the framework for the implementation of open banking was published by the Central Bank and CMN (Joint Resolution No. 1/2020). From that date on, CMN and the Central Bank have issued complementing regulations in addition to the Joint Resolution No. 1/2020. Among other topics, the set of regulations for open banking detail the participating institutions (mandatory and voluntary), the data and services covered, the requirements for sharing, the responsibilities for sharing, the implementation schedule and the convention to be concluded between the participating institutions. The Central Bank has looked at open banking as an important tool for innovation in the financial market, making the banking industry more efficient and competitive. The Brazilian open banking model comprises financial institutions, payment institutions and other Central Bank-licensed entities by making it possible to share, in a phased-in approach and through a secure, prompt, accurate and convenient manner, data on products and services, customer record data and customer transaction data upon customer’s authorization, via integration of information systems. Open banking also covers the provision of initiation payment services and forwarding loan proposals through digital correspondent agents. The open banking in Brazil is being implemented gradually, from February 2021 up to 2022, pursuant to the dates established by the Central Bank, as follows: Stage I – public access to information from participating institutions regarding their customer service channels and their products and services related to demand deposit or savings accounts, payment accounts or credit transactions; Stage II – sharing of customers’ or their representatives’ registry information, and the customers’ transactional data related to products and services listed in Stage I; Stage III – sharing of services of initiating payment transactions and forwarding loan proposals; and Stage IV – expansion of the scope of covered data, in order to include foreign exchange operations, investments, insurance, and open pension funds, among other financial products. 128

Stages I and II have already been completed in 2021 and Stages III and IV are expected to be implemented throughout 2022. Regulation on Payment Agents and Payment Arrangements A Brazilian law enacted in October 2013 establishes the legal framework for “payment arrangements” (i.e. the set of rules governing a payment scheme, such as a credit or debit card transaction), and “payment agents” (i.e., any agent that issues a payment instrument or acquires a merchant for payment acceptance), which became part of the Brazilian Payments System and subject to oversight by the Central Bank. Payment agents, in spite of being regulated by the Central Bank, are not deemed to be financial institutions and are prohibited from engaging in activities that are exclusive of financial institutions. The CMN and the Central Bank published rules in November 2013 regulating payment arrangements and payment agents. This regulation establishes, among other matters: (i) consumer protection and anti-money laundering compliance and loss prevention rules that should be followed by all entities supervised by the Central Bank when acting as payment agents and payment arrangers; (ii) the procedures for the incorporation, organization, authorization and operation of payment agents, as well for the transfer of control, subject to the Central Bank’s prior approval; (iii) capital requirements; (iv) definition of arrangements excluded from the Brazilian Payments System; (v) payment accounts, which are divided into prepaid and post-paid accounts; and (vi) a liquidity requirement for prepaid accounts that demands the allocation of their balance to a special account at the Central Bank or to be invested in government bonds, starting at 20% in 2014 and rising gradually up to the totality of the total account balance in 2019. On March 26, 2018, the Central Bank enacted Circular No. 3,887 establishing limitations to the interchange fee for debit transactions, which is the remuneration of the issuer paid by the merchant for each transaction. The average fee for the interchange is 0.5% and the maximum fee is 0.8%. As of the date of this annual report, the Central Bank was debating, through a public consultation, whether it will expand these same interchange limitations to prepaid payment transactions (which have no limitations on the charged interchange fee). These limitations are not applicable to non-face-to-face transactions and to corporate cards. On November 28, 2018, the Central Bank enacted Circular No. 3,918, which modified Circular No. 3.691, regarding the international use of credit cards. Effective as of March 1, 2020, credit cards issuers offer customers the option to pay credit card invoices in Reais, converting the amounts due on the date that such expenses were incurred. This option must be adopted for all credit cards issued, unless the customer waives converting foreign amounts on the day that the expense was incurred and chooses to have all amounts converted on the invoice due date. On June 27, 2019, the CMN and the Central Bank published Resolution No. 4,734 and Circular No. 3,952, which came into effect on June 7, 2021, and impose new regulations regarding (i) the discount and prepayment operations of receivables from credit and debit payment instruments issued under the Brazilian Payment System; (ii) credit operations guaranteed by such receivables; and (iii) the constitution of liens and encumbrances on these. With the new regulation, the Central Bank intends to provide greater efficiency and security to the discount, prepayment and credit operations linked to receivables from payment arrangements by merchants, increasing competition and thus reducing the cost of credit. In March, 2021, the Central Bank revoked Circular No. 3,885 and published the Resolution No. 80, regarding to corporate, compliance and governance aspects of payment institutions, as well as parameters for submitting requests for operating authorization. Also in March 2021, the Resolution No. 81 was published to describe the process of requesting approval from the Central Bank by payments institutions. On May 19, 2021, the Central Bank issued Resolution No. 96, which changed and consolidated rules regarding the opening of post-payment (credit card) and prepaid accounts, as well as made the onboarding criteria compatible with the rules applicable to the opening of current accounts. The main changes introduced by Resolution No. 96 include: (i) removal of the list of minimum registration data necessary to open prepaid and postpaid accounts, being the institution’s obligation to define the information required, depending on the customer’s profile; (ii) adding new procedures to close such accounts; (iii) changes on the information that must be disclosed in credit card invoices, such as the overall balance of future obligations contracted; (iv) the definition of the account opening agreement’s minimum provisions; and (v) the obligatory referral or availability of the credit card and its respective invoice to the users, according to the form and way chosen by the user and available to the institution. Resolution No. 96 will enter into effect on March 1, 2022. In October, 2021, the Central Bank published the resolution No. 150 in order to consolidate the rules about payment arrangements. This resolution redefined the criteria applicable for payments arrangements that are part of the Brazilian Payment System, so that only payment arrangements with values of more than R$ 20 billion of total transaction value and R$100 million in transactions, in a consolidated and accumulated form in the 129 last 12 months, are subject to authorization, regulation and supervision by the Central Bank. This same resolution changed the interoperability rules between open and closed payments arrangements, defining that closed payments arrangements must become participants in open payments arrangements and obey the centralized clearing process. On May 24, 2021, the Central Bank, aiming to promote innovation in the means of payment market, announced that it has been discussing the Central Bank Digital Currencies (“CBDCs”) internally and with other central banks internationally. According to the Central Bank, the objective is to develop CBDCs that: (i) keep up with the Brazilian technological development dynamics; (ii) increase the efficiency of retail payment systems; (iii) contribute to the emergence of new business models and innovations based on the technological developments; and (iv) foster Brazilian participation on regional and global markets, increasing the efficiency of cross-border transactions. On August 19, 2021, the Central Bank, as authorized by Law No. 14,185 of July 14, 2021, published Resolution No. 129, which regulates the receipt of voluntary time deposits by the Central Bank from financial and payment institutions, for monetary policy purposes. The new rule establishes the operational aspects of the voluntary time deposits, including: (i) methods of constitution and release of the deposit instruments by the Central Bank; (ii) eligibility criteria of the depositing institutions; (iii) requirements regarding the remuneration rates of the deposit instruments; (iv) criteria for the early release of the funds, as well as (v) adaptations to the regulation of the SELIC, which is the central depository for most securities issued by the National Treasury and/or negotiated with the Central Bank, in order to establish the operational registration guidelines and messaging related to these instruments. The adoption of voluntary deposits by the Central Bank will be preceded by tests in the SELIC systems, aimed at making the new instrument operational. Resolution No. 129 entered into effect on the date of its publication. Additionally, the Central Bank has published a set of new rules defining the prudential regulations applicable to payment institutions, or conglomerates lead by payments institutions. This set of new regulations includes Resolutions No. 197, 198, 199, 200, 201 and 202, all dated March 11, 2022. In order to facilitate the application of the respective prudential frameworks, prudential conglomerates have been classified into 3 types. Pursuant to the new prudential framework, the concept of regulatory capital applicable to payment institutions has been modified to ensure a greater capacity to absorb unexpected losses. These new prudential regulations will be implemented gradually, starting from January 2023 to January 2025. Instant Payments Central Bank approves regulation of its Instant Payment Arrangement (“PIX System”) On August 13, 2020, the Central Bank issued Central Bank Resolution No. 1 (“Central Bank Resolution 1/2020”), establishing the PIX System payment scheme and approving its regulation (the “PIX Regulation”). Central Bank Resolution 1/2020 came into effect on September 1, 2020. PIX System transactions will operate on a restricted basis through November 3, 2020 and will be fully operational after November 16, 2020. Pursuant to Central Bank Resolution 1/2020, the participation in the PIX System is mandatory for financial institutions and payment agents authorized to operate by the Central Bank that have more than 500,000 active customer accounts, considering cash deposit accounts, savings deposit accounts and prepaid payment accounts. Participation in the PIX System is optional for financial institutions and payment agents that do not meet this threshold, as well as the National Treasury Secretariat. The PIX Regulation applies to all participants in the PIX System. According to the PIX Regulation, there are three participation types: (i) transactional account provider, which is a financial institution or a payment institution that offers deposit accounts or payment accounts to end users; (ii) government entity, which is the National Treasury Secretariat, with the exclusive purpose of making collections and payments related to its activities; and (iii) special clearing houses, that are the financial institutions and payment agents that (a) within the scope of the PIX System have the exclusive purpose of providing settlement services to other participants, (b) meet the requirements to act as settlement participants in the Central Bank’s Instant Payments System (“SPI”), and (c) do not meet the criteria of mandatory participation in the PIX System. Central Bank enhances security mechanisms for PIX and other electronic means of payment 130

On September 23, 2021, the Central Bank issued Resolution No. 142, introducing security measures to be adopted by regulated and supervised institutions to prevent fraud in the provision of payment services. Resolution No. 142 establishes that financial and payment institutions must limit payment services between natural persons from 8 pm to 6 am to a maximum of R$ 1,000 per deposit or prepaid payment account, as applicable. This limit may be increased at the client’s request, upon submitting a formal request via the relevant electronic channels, but the institution must keep a minimum delay of 24 hours for the change to take effect. Resolution No. 142 required payment service providers to implement the new transaction limits by October 4, 2021. Pursuant to Resolution No. 142, by November 16, 2021, financial and payment institutions must have implemented the following: procedures aimed at evaluating the customer prior to enabling same-day settlement of payment receivables against payment transactions within the limits of the relevant payment schemes in which the institutions participate; and daily registration of fraud or attempted fraud in cases related to the rendering of payment services, including corrective measures adopted by the institution. Based on these records, the institutions must prepare a monthly report consolidating cases and preventive and corrective measures adopted. This report must be forwarded to the institution audit and risk committees (if available), internal audit units, the supervisory board (if available) and the board of directors. Furthermore, on September 28, 2021, the Central Bank issued Resolution No. 147, which established security mechanisms specific to PIX transactions. The resolution also sets out and provides further details (within the scope of PIX) on the measures established by Resolution No. 142, which applies to all electronic payment methods (including other types of electronic transfers available in Brazil, such as Transferência Eletrônica Disponível – TED or Documento de Ordem de Crédito – DOC). The security measures announced by the Central Bank came into effect on November 16, 2021, with the exception of the new transaction limits, which took in effect from October 4, 2021. Central Bank Resolution No. 177 came into effect on the date of its publication. The previous PIX Sanctions Manual, as set out by Central Bank Resolution No. 31, applies only to infractions that took place before the entry into effect of the latest PIX Sanctions Manual, save for procedural provisions and cases where the new rules are more beneficial to offenders. Provision of Financial Services through Electronic Channels The CMN regulation establishes that financial institutions are not required to provide clients access to traditional banking services channels for collection and receipt services based on agreements that demand exclusively electronic channels. Credit Performance Information The CMN regulates a database known as Credit Information System (Sistema de Informações de Crédito, or SCR), which comprises information regarding credit operations sent to the Central Bank. SCR’s purpose is to provide information for the Central Bank to monitor and supervise credit in the financial system, and also to enable information exchange among financial institutions. New rules applicable to Brazilian capital abroad and non-resident accounts in Brazil On July 30, 2020, the CMN enacted Resolution No. 4,841 and Resolution No. 4,844, which provide new rules related to the presentation of the Declaration of Brazilian Capital Abroad (“DCBE”), as well as the provision of information regarding non-resident accounts (conta de não-residente – “CNR”) in Brazil, both of which provide for the modernization and cost reduction of the compliance and supervision process in the National Financial System. According to Resolution No. 4,841, only Brazilian residents who maintain capital abroad above US$ 1 million by December 31 of each year are required to submit the DCBE, a declaration of assets abroad, to the Central Bank. Nevertheless, the rules for the provision of information to the Brazilian Tax Authority (Receita Federal do Brasil or “RFB”) have been kept unchanged. In addition, Resolution No. 4,844 alters the minimum threshold for the mandatory registration of transactions in CNRs from R$10,000 to R$100,000, which has the purpose of simplifying the monitoring procedures by Brazilian financial institutions. 131

Consumer Protection Code The Brazilian Consumer Protection Code, or CDC, which is applicable to financial institutions according to Brazilian higher courts, sets forth consumer defense and protection rules applicable to consumers’ relationships with suppliers of products or services. Reverse burden of proof in court; Proper and clear information provided with respect to the products and services offered (e.g.; quantity, characteristics,composition, quality, price and risks such products pose); Basic Proportional reduction of interest charged in connection with personal credit and consumer directed credit consumer transactions incase of early payment of debts; rights dealing In limited circumstances, amounts charged improperly may have to be returned in an amount equal to twice with what was paid in excess of due amounts, except in cases of justifiable mistakes (e.g.; systemic failure or financial operational error); institutions Collection of credits cannot expose the client to embarrassment or be performed in a threatening manner; Prohibition on the release of misleading or abusive publicity or information about contracts or services, as well as on thepromoting of overbearing or disloyal commercial practices; and Liability for any damages caused to consumers by misrepresentations in their publicity or information provided. Law No. 14,181 of 2021 Known as the “over-indebtedness” law, Law No. 14,181 amended the CDC to provide for preventive rights and obligations against excessive consumer indebtedness reinforcing concepts and rules on transparency and security in credit contracting, including relevant provisions on indebtedness avoidance. Moreover, Law No. 14,181 brought the concept of existential minimum, which is the minimum amount of income that a consumer should have for his subsistence, and that cannot be compromised with the payment of credit contracts. The definition of the Existential Minimum is yet to be regulated. Law No. 14,181 also included a new chapter in the CDC dedicated to the conciliation of individuals who are over-indebted, giving those individuals the opportunity for a judicial debt conciliation process, which would bring together all creditors in a single agreement, according to rules established by Law No. 14,181. Consumer relations rules applicable to financial institutions, consortium administrators and payment institutions On September 30, 2021, the CMN published Resolution No. 4,949. The rule provides the principles and procedures to be adopted in the relationship with clients and users of products and services of financial institutions and other institutions authorized to operate by the Central Bank. On October 14, 2021, the Central Bank published Resolution No. 155, which establishes almost identical principles and procedures to be adopted by payment institutions and consortium administrators, which are regulated and supervised solely by the Central Bank. CMN Resolution No. 4,949 and Central Bank Resolution No. 155 set forth new rules mainly with the goal of ensuring fair and equitable treatment at all stages of the relationship with institutions providing financial and payments services, as well as a convergence of the interests of such institutions with those of their consumers. Under CMN Resolution No. 4,949 and Central Bank Resolution No. 155, institutions authorized to operate by the Central Bank shall prepare and implement an institutional policy for the relation with consumers and users. Such new policy should consolidate guidelines, strategic objectives and organizational values, so that the conduct of the institution’s activities is guided by the principles of ethics, responsibility, transparency and diligence. CMN Resolution No. 4,949 and Central Bank Resolution No. 155 also provides that institutions authorized to operate by the Central Bank must indicate to such regulatory agency the officer responsible for complying with the obligations provided under the new rules. The rules also impose other obligations to the regulated entities within their scope, such as the compliance with transparency and suitability rules. CMN Resolution No. 4,949 entered into effect on March 1, 2022, and Central Bank Resolution No. 155 entered into effect on the same date. However, most of these rules will take effect on October 1,2022. 132

Late payment and default CMN Resolution No. 4,882 provides that in case of delay or non-payment of credit operations, financial leasing and credit card and other post- paid payment instruments, the financial institutions may only charge customers the following: (i) the interest rate established in the agreement; and (ii) default interest and late payment fines in accordance with the law. Limitation to the fees and interest rates on overdraft-secured checks On November 27, 2019, the CMN issued Resolution No. 4,765 (“Resolution No. 4,765/2019”), providing for new rules on the overdraft granted by financial institutions in checking accounts held by individuals and individual micro entrepreneurs (MEI). The new rule limits the charging of fees on overdraft-secured checks to: (i) 0% for the opening credit facilities of up to R$ 500.00; and (ii) 0.25% for the opening of credit facilities larger than R$500.00, calculated with the amount of the facility that exceeds R$500.00. Resolution No. 4,765/2019 also limits interest rates over the overdraft-secured check to up to 8% per month, to which must be added a discount of the overdraft fees already charged monthly by the financial institution. According to the new rule, if the interest is less than or equal to the overdraft fees, such interest rates must be equal to zero. In addition, Resolution No. 4,765/2019 establishes that the overdraft-secured check must be compatible with the customer’s risk profile. Resolution No. 4,765/2019 has come into force on January 6, 2020, for agreements executed after the referred date, and will come into force on June 1, 2020, for agreements executed prior to such date. Regarding the 8% limitation the rule applies to all contracts from 06 January 2020 regardless of the date of contracting. Data Protection The LGPD came into effect in September 2020 (except for administrative sanctions, which came into effect on August 1, 2021, according to Law No. 14,010/2020). The LGPD brings a set of rules to be observed in activities such as collection, processing, storage, use, transfer, sharing and erasure of information concerning identified or identifiable natural persons. The application of the LGPD will apply irrespective of industry or business when dealing with personal data. The LGPD also created the Brazilian. National Data Protection Authority (the “ANPD”), which is responsible for exercising the triple role of investigation, enforcement and education. More importantly, it is able to issue norms and procedures, deliberate on the interpretation of the act, request information to controllers and processors and, in cases of noncompliance with the law, enforce the law through an administrative process. The ANPD has been assured technical independence, though it is subordinated to the Presidency of the Republic. Cybersecurity We comply with the requirements of the LGPD, especially in relation to the security and protection of personal data, as well as CMN Resolution No. 4,893/2021 and of Central Bank Resolution No 85/2021, which require financial institutions to institute a Cybersecurity Policy, as well as regulates the outsourcing of relevant data processing and storage and cloud computing services. We also comply with CVM Resolution No. 35/2021, which sets forth the standards and procedures to be observed in security transactions carried out in regulated securities markets requiring the implementation of cybersecurity controls and data protection and the new SUSEP Circular No. 638/2021, which provides for cyber security requirements to be observed by insurance companies, open entities pension funds (EAPCs), capitalization and local reinsurers. Automatic debit of banking accounts On March 26, 2020, the CMN issued Resolution No. 4,790, which sets forth new rules for the automatic debit payments from checking account and accounts designated for the payment of an individual’s wages. In order to foster the transparency on the relationship between the financial institutions and their clients, this rule sets forth that financial institutions should only process automatic debit payments upon prior and express authorization of the client. Resolution No. 4,790 provides the procedures for the authorization and cancellation of automatic debit payments. 133

On December 20, 2020, the Central Bank also published Resolution No. 51, setting the same rules for automatic debit payments for prepaid accounts and procedures to be obeyed by payments institutions and consortium administrators. Resolutions No. 4,790 and No. 51 came into force on May 1, 2021. Regulation of Independent Auditors In accordance with CMN regulations establishing the rules that govern external audit services provided to financial institutions, the financial statements and financial information of financial institutions must be audited by independent auditors who are (i) duly registered with the CVM; qualified as specialists in audit of banks by the CFC and the IBRACON; and (iii) meet the requirements that ensure auditor independence. After issuing audit reports for five consecutive fiscal years, the responsible audit partner and audit team members with management responsibilities must rotate-off and cannot be part of the audit team of such institution for three consecutive fiscal years. CMN regulations also prohibit the engagement and maintenance of independent auditors by financial institutions in the event that: (i) any of the circumstances of impediment or incompatibility for the provision of audit services provided for in the rules and regulations of the CVM, CFC or IBRACON arise; (ii) ownership of shares of or entering into financial transactions (either asset or liability) with the audited financial institution by the audit firm or members of the audit team involved in the audit work of the financial institution; and (iii) fees payable by the institution represent 25% or more of the total annual fees of the audit firm. Additionally, the audited financial institution is prohibited from hiring partners and members of the audit team with managerial responsibilities who were involved in the audit work at the financial institution during the preceding 12 months. In addition to the audit report, the independent auditor must prepare the following reports, as required by CMN regulation. An assessment of the internal controls and risk management procedures of the financial institution, including its electronic data processing system; A description of non-compliance with legal and regulatory provisions that have, or may have, a significant impact on the audited financial statements or operations of the audited financial institution; and Others reports required by the Central Bank. These reports, as well as working papers, correspondence, service agreements and other documents related to the audit work must be retained andmade available to the Central Bank for at least five years. Under Brazilian law, our financial statements must be prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank. We also prepare financial statements in accordance with the IFRS as issued by IASB. Please see “Presentation of Financial and Other Information—About our Financial Information” for further details. Financial institutions must have their financial statements audited every six months. Quarterly financial statements filed with the CVM must be reviewed by independent auditors of the financial institutions. CVM rules require publicly-held companies, including financial institutions, to disclose information related to non-audit services provided by independent auditors when they represent more than 5% of the fees for audit services. Such information should include the type ofservice, the amount paid and the percentage that they represent of the fees for the audit of financial statements. Self-Regulators We are signatories of self-regulation codes that establish principles, rules and recommendations of best corporate governance practices and determined activities, as applicable. Some of the self-regulatory entities that we are subject to are the ABRASCA, ABECS, ANBIMA, and FEBRABAN, among others. Portability of Credit Transactions Regulated by the Central Bank since 2013, portability of credit transactions consists of the transfer of a credit transaction from the original creditor to another institution, at the request of the debtor, maintaining the same outstanding balance and remaining term. The regulation establishes standard procedures and deadlines for the exchange of information and the mandatory use of an electronic system authorized by the Central Bank 134 for the transfer of funds between financial institutions, prohibiting the use of any alternative procedure to produce the same effects of the portability, including so-called “debt purchases”. Rules Governing the Charging of Fees on Banking and Credit Card Operations Banking fees and credit card operations are extensively regulated by the CMN and the Central Bank. According to Brazilian legislation, we must classify the services we provide to individuals under pre-determined categories and are subject to limitations on the collection of fees for such services. Brazilian financial institutions are generally not authorized to charge fees from individuals for providing services classified as “essential” with respect to checking and savings accounts, such as supplying debit cards, check books, withdrawals, statements and transfers, among others. Brazilian legislation also authorizes financial institutions to charge fees related to “priority services”, a standard set of services defined by Central Bank regulation. Financial institutions must offer to their individual clients “standard packages” of priority services. Clients may also choose between these or other packages offered by the financial institution, or to use and pay for services individually instead of selecting a package. Current rules also authorize financial institutions to charge fees for specific services called “additional services” (serviços diferenciados), provided that the account holder or user is informed of the use and payment conditions relating to such services, or that fees and collection methods are defined in the contract. The CMN also establishes rules applicable to credit cards, determining the events that allow for the collection of fees by issuers, as well as the information that must be disclosed in credit card statements and in the credit card agreement. There is also a list of priority services. The rules define two types of credit cards: (i) basic credit cards, with simpler services, without rewards programs and (ii) “special credit cards”, with benefits and reward programs. A minimum of 30-days’ prior notice to the public must precede the creation or increase of a fee. In addition, fees related to priority services may only be increased 180 days after the date of a previous increase (the reduction of a fee can take place at any time). With respect to credit cards, a 45- days’ prior notice to the public is required for any increase or creation of fees and such fees may only be increased 365 days after the previous increase. The period of 365 days is also subject to changes in the rules applicable to benefit or reward programs. At the end of 2016 and the beginning of 2017, two major changes occurred in the Brazilian payment market. In December 2016 a provisional measure was published authorizing the surcharge by payment instrument as a way to stimulate retail sales, allowing retailers to charge different prices depending on the payment method. In January 2017 the CMN published a new resolution establishing that revolving credit for the financing of credit card bills may only be extended to clients until the due date of the following credit card bill. After such term, the credit provider must offer the client another type of financing with conditions more favorable than the ones that are provided in the credit card market. In addition, the credit provider shall no longer offer this type of credit to clients that already contracted revolving credit for the financing of credit card bills which were not repaid on time. In 2018, the CMN issued a new resolution establishing that the following fees may be collected in the event of late payment or settlement of obligations related to credit card bills and other postpaid payment instruments: (i) compensatory interest, per day of delay, on overdue installments or on unpaid debtor balances; (ii) a fine and (iii) interest for late payment. The same resolution also established that the change in credit limits, if not carried out at the request of the customer, should, in the case of: (i) reduction, be preceded by at least 30-days’ advance notice to the client, except if there is a deterioration of the customer’s credit risk profile, according to the criteria defined in the credit risk management policy, in which case notice may be made at any time prior to the reduction; and (ii) increase, be conditioned upon the customer’s prior acquiescence. In 2019, the CMN issued a standard setting rule for the collection of interest and tariff on overdraft for individuals and Individual Microentrepreneurs (entrepreneurs with annual revenues of R$81,000 and subject to specific legislation). According to the new regulation, can only be charged for use of overdraft limit exceeding R$500.00. Brazilian financial institutions must maintain the secrecy of banking transactions and services provided to their clients. Except as permitted under Brazilian legislation or by judicial order, a breach of bank secrecy is a 135 criminal offense. The only circumstances in which information about clients, services or transactions by Brazilian financial institutions or credit card companies may be disclosed to third parties are the following: the disclosure of information with the express consent of the interested parties; the disclosure of information to credit reference agencies based on data from the records of subscribers of checks drawn on accounts without sufficient funds and defaulting debtors; the disclosure of some information established by law to tax authorities. the exchange of information between financial institutions for record purposes; the disclosure of information to the competent authorities relating to the actual or suspected occurrence of criminal acts or administrative wrongdoings, including the disclosure of information on transactions involving funds related to any unlawful activities; the disclosure of information in compliance with a judicial order. Digitalization of Documents and Record Keeping According to CMN’s resolution on the digitalization of documents with respect to transactions carried out by financial institutions and other institutions authorized to operate by the Central Bank, these institutions are authorized to maintain digital documents, instead of paper documents, for recordkeeping purposes, if certain requirements to ensure the documents authenticity, validity and protection are met. The resolution also permits the disposal of original paper documents provided that this measure will not prejudice the institution’s ability to exercise any rights or to commence any proceeding or exercise any protective remedy related to the relevant document. Public Consultations to Amend and Replace Prudential Regulation Referring to Credit and Market Risk On December 11, 2020, the Central Bank launched a public consultation on a proposal for a regulation that implements the minimum standard of the BCBS for calculating the capital requirement related to credit risk according to standardized approach (RWACPAD). This new regulation will replace Central Bank Circular No. 3,644, of March 4, 2013, pursuant to “Basel III” requirements. The proposal increases the granularity of the weights applicable to exposures, bringing refinements in the differentiation in credit risk to the prudential framework. The proposal is addressed to financial institutions classified in Segments 1 (S1) to Segment 4 (S4), which currently opt for the standardized approach for credit risk. The consultation ended on February 23, 2021 and the final rule is still pending issuance. On December 11, 2020, the Central Bank also launched a public consultation on a proposal for a rule contemplating the first phase – of a total of four planned phases – of the process of reviewing the prudential standard for determining the capital requirement related to market risk, as provided for in Basel III. This first phase contains the requirements related to the risk management process, including improvements in governance and the identification of financial instruments classified in the trading portfolio. Under the terms proposed in the consultation, the first phase would have come into effect on January 1, 2022, through amendments to Resolution 4,557, of February 23, 2017, and the publication of a new rule that would have replaced Circular No. 3,354, of 27 June 2007. The consultation ended on February 9, 2021 and the final rule is still pending issuance. Further, on July 6, 2021, the Central Bank launched a new public consultation contemplating the amendment of CMN Resolution No. 4,193, of March 1, 2013, and the of a new BCB resolution (not yet published) establishing the procedures for calculating the portion of risk-weighted assets (RWA) related to the calculation of the capital required for exposures to credit risk of financial instruments classified in the trading book (RWADRC). The proposed changes relate to the local adoption of the new regulatory framework for market risk, also known as the Fundamental Review of the Trading Book (FRTB), part of the Basel III set of measures. The new set of regulations will apply to institutions classified in Segments S1 (such as us) to S4, according to Resolution No. 4,553, of January 30, 2017. The amendment to Resolution No. 4,193, of March 1, 2013, aims to create a new portion of risk-weighted assets (RWA), called RWADRC, specifically for calculating the capital required for exposures to credit risk of financial instruments classified in the trading book. The amendment to Circular No. 3,644, of March 4, 2013, promotes the exclusion of these same exposures from the scope of application of the standardized approach for calculating the portion of the RWA referring to credit risk (RWACPAD). Under the terms proposed in the consultation, the new rules would take effect on July 1, 2022. The consultation ended on September 6, 2021 and, to date, only the proposed amendments to CMN Resolution No. 4,193, of March 1, 2013 were incorporated into CMN Resolution No. 4,958, of October 21, 2021, which repealed and replaced it. The other proposed rules and amendments are still pending issuance. 136

Proceedings for Administrative Sanctions in the Brazilian National Financial System, the SPB and Capital Markets

Law No. 13,506 provides for administrative sanctioning procedures by the Central Bank and the CVM. Some of the key aspects of Law No. 13,506 are: (i) it increases the maximum fine applicable by the Central Bank from R$250 thousand to R$2 billion or 0.5% of the revenues of the company arising from services and financial products in the year prior to the violation; (ii) it increases the maximum fine applicable by the CVM from R$500 thousand to R$50 million; (iii) it sets forth new types of violations and subject to penalties; (iv) it increases the maximum penalty with respect to disqualification to a period of twenty years; (v) it provides that the Central Bank may enter into cease-and-desist commitments; and (vi) it provides that the Central Bank and the CVM may enter into administrative agreements similar to leniency agreements.

Centralized Registration and Deposit of Financial Assets and Securities

Law No. 13,476/2017 altered Law No. 12,810/2012 and consolidated the provisions on the creation of liens over financial assets and securities requiring that the constitution of liens on financial assets and securities subject to registration or centralized deposit be carried out exclusively at the registering entities or at the central depositories where such financial assets or securities are registered or deposited, regardless of the nature of the legal transaction to which they relate to, including for purposes of publicity and effectiveness with third parties.

The CMN issued a rule to regulate the provisions of Law No. 13,476/2017 and to consolidate the regulation on centralized deposit and the registry of financial assets and securities issued or owned by institutions authorized to operate by the Central Bank, requiring, amongst other provisions, that such institutions be generally, subject to limited exceptions, obligated to: (i) register and deposit, in registration and/or centralized deposit systems authorized to operate by the Central Bank or the CVM, all financial assets and securities they are obligated or co-obligated to pay; and (ii) only keep in their asset portfolio securities that are registered and/or deposited in the terms of the CMN rule.

On September 5, 2018, the Central Bank issued a new rule amending the existing procedural rule on centralized registration and deposit of financial assets and securities and the creation of liens on deposited financial assets and established the terms for the creation of liens over financial assets registered with registering entities. The referred rule established, amongst other changes, that such liens are effective in the moment that the central depositary accepts the command from its participant, pursuant to its internal regulations.

Taxes on Transactions entered into by the Itaú Unibanco Group

We summarize below the main taxes levied on the transactions entered into by entities in the Itaú Unibanco Group in Brazil. This description does not represent a comprehensive analysis of all tax considerations applicable to the Itaú Unibanco Group. For a more in-depth analysis, we recommend that potential investors consult their own tax advisors. The main taxes we are subject to, with their respective rates, are as follows:

Tax	Rate	Tax calculati on basis
IRPJ	15.0% plus a 10.0% surtax	Net income with adjustments (exclusions, additions, anddeductions)
CSLL	25.0% (banking institutions) and 20.0% (other institutions authorized to operate by the Central Bank and insurance and capitalization companies) until December 31, 2021. From January 2022 onwards, the applicable CSLL rate is 20.0% (banking institutions) and 15.0% (other institutions authorized to operate by the Central Bank and insurance and capitalization companies). 9.0% (other Itaú Unibanco Group companies) as of January 1, 2022.	Net income with adjustments (exclusions, additions, anddeductions)
COFINS	4.0% (financial institutions, insurance companies, capitalization and similar entities) or 7.6% (other Itaú Unibanco Group companies)	Gross revenue minus specific deductions
PIS	0.65% (financial institutions, insurance companies, capitalization and similar entities) or 1.65% (other Itaú Unibanco Group companies)	Gross revenue minus specific deductions
ISS	2.0% to 5.0%	Price of service rendered

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IOF Depends on the type of the transaction, as Transaction nominal value described below. Corporate Income Tax and Social Contribution on Net Income In accordance with applicable legislation, corporate income tax (Imposto de Renda da Pessoa Jurídica) (“IRPJ”), and social contribution on profits (Contribuição Social Sobre o Lucro Líquido) (“CSLL”) are determined by the taxable income regime. Under this regime, our taxable income, on which IRPJ and CSLL will be levied, must be adjusted by additions, deductions, and exclusions, such as nondeductible expenses, operating costs and equity accounting, respectively. The IRPJ is levied at a basic 15.0% rate, and a 10.0% surtax is applicable when the total amount of profit for the fiscal period exceeds R$20,000 per month or R$240,000 per year. In other words, any portion of our profit exceeding this limit is taxed at an effective 25.0% rate. The CSLL is levied on our taxable income at a 20.0% rate, for banks. The CSLL rate applicable to other financial institutions is generally 15%, while non-financial legal entities are usually subject to this tax at a 9.0% rate. As other Brazilian legal entities, our companies may offset the historical nominal amount of tax losses determined in prior years against results of subsequent years at any time (i.e., with no limitations with respect to time periods), provided that such offsetting does not exceed 30.0% of the annual taxable income of such future year. For purposes of IRPJ and CSLL taxation, companies should consider their income abroad as well rather than income solely from Brazilian operations. Therefore, profits, capital gains and other income earned abroad by Itaú Unibanco Group entities in Brazil, their branches, representations, affiliates or subsidiaries, will also be computed for determination of the entities taxable income. However, Brazilian legislation provides the possibility of deducting the amounts paid as corporate income tax abroad against the IRPJ and CSLL due in Brazil, provided certain limits are observed. Contribution on Social Integration Program and Social Security Financing Contribution In addition to IRPJ and CSLL, Brazilian legal entities are subject to the following taxes on revenue: PIS and COFINS. According to applicable legislation, financial institutions are subject to the cumulative regime for calculation of these taxes. Under the cumulative regime, financial institutions are required to pay PIS at a 0.65% rate and COFINS at a 4.0% rate. The cumulative regime provides for rates lower than those levied under the non-cumulative regime, which is explained below, but it prevents the use of tax credits, but in some exclusions for financial institutions are allowed, such as those connected with financial intermediation. Service Tax The ISS is generally levied on the price of services rendered (e.g., banking services) and is charged by the municipality where our branch or office rendering the service is located. The tax rates vary from 2.0% up to the maximum rate of 5.0%, depending on the municipality in which the service is provided and its respective nature. A new tax law enacted on December 30, 2016, caused a number of changes with respect to Brazilian Tax on Service, (“ISS”). Among these modifications, the new law introduced a minimum tax rate of 2%. The original proposed legislation approved by the Brazilian Congress provided changes related to ISS assessment on activities such as credit card and leasing operations but former President Temer vetoed these changes. However, on May 30, 2017, the Brazilian Congress overturned the presidential veto. As a result, beginning on January 1, 2018, ISS levied on the services of leasing, cards administration, funds administration and consortium administration would be charged by the municipality where the client is located. Due to this change, in November 2017, a lawsuit was filed by CONSIF and CNSEG in the Federal Supreme Court, and, on March, 23, 2018, the required preliminary injunction was granted, in order to suspend the amendment introduced by the new law and to resume the previous treatment of ISS collection in the Municipality where the establishment is located. However, it is important to mention that this is not a final decision, as it is still pending the final pronouncement by the Federal Supreme Court. A law was published in September 2020 which provides for changes in relation to the Services Tax that are similar to those provided for in the legislation published in December 2016. Considering the injunction obtained in 138 the Supreme Federal Court, on March 23, 2018, which suspended the amendments introduced by the law published in December 2016, the new law published in September 2020 has its applicability suspended until the Supreme Court rules on the injunction, as it is related to the previous law.

Tax on Financial Transactions

The tax on financial transactions is levied at specific rates according to the transaction in question, and may be changed by a decree from the Executive Branch (which may become effective as of its publication date), rather than by a law enacted by the Brazilian Congress.

For example, on September 16, 2021, Decree No. 10.797 increased the IOF/Credit daily rates from 0.0082% (individual) or 0.0041% (legal entities) to 0,01118% (individual) or 0,00559% (legal entities) between September 20, 2021, and December 31, 2021. The flat 0,38% rate and the limit of 365 days were not changed (see table below for more details).

Decree No. 10.997, enacted on March 15, 2022, established a schedule to progressively reduce to zero IOF levied on all foreign exchange transactions. Reduction depends on the nature of the foreign exchange transaction and the measure will only be fully implemented on January 2, 2029.

The table below summarizes the main IOF rates levied on our transactions. Notwithstanding, we note that IOF is a very comprehensive tax. Therefore, for a more in-depth analysis, we recommend that tax advisors be consulted accordingly.

Type of transaction	**Applicable Rates (Rates may be changed by a decree enacted by the Brazilian government up to a maximum rate, asdescribed below, which may become effective as of its publication date)**
Foreign exchange transactio ns	IOF/FX: zero to 6.38% (depending on the transaction)Maximum rate: 25%
Insurance transactions	IOF/Insurance: zero to 7.38%Maximum rate: 25%
Loans and credit transacti ons	IOF/Credit: 0.0082% (individual) or 0.0041% (legal entities) per day, until it reaches 365 days, plus a flat 0.38%rate. Between September 20, 2021, and December 31, 2021: 0,01118% (individual) or 0,00559% (legal entities) per day,until it reaches 365 days, plus a flat 0.38% rate. Maximum rate: 1.5% per day
Securities	IOF/Securities: zero to 1.5% as a general rule Maximum rate: 1.5% per day
Securities – Derivatives	IOF/Securities – Derivatives: zero Maximum rate: 25%

U.S. Foreign Account Tax Compliance Act (FATCA)

FATCA attempts to minimize tax avoidance by U.S. persons investing in foreign assets both through their own accounts and through their investments in foreign entities. FATCA requires U.S. withholding agents such as Itaú to provide information to the IRS regarding their U.S. account holders including substantial U.S. owners of certain non-financial foreign entities, ("NFFEs"), and specified U.S. persons having an interest in certain professionally managed investment vehicles and trusts known as owner-documented foreign financial institutions, ("FFIs").

To the extent a U.S. withholding agent is not able to properly document an account, it generally will be required to deduct 30% FATCA withholding on certain payments of U.S. source income.

U.S. federal income tax law has detailed rules for determining the source of income. Different rules apply for each type of income. Interest and dividends, two of the most common types of income for investors, are generally sourced by reference to the residence of the obligor. Specifically, dividends are generally treated as U.S. source income when paid by a U.S. corporation with respect to its stock, and interest is generally treated as U.S. source income when paid by a U.S. borrower of money.

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The United States collaborated with other governments to develop Intergovernmental Agreements, (“IGAs”), to implement FATCA. IGAs with partner jurisdictions facilitate the effective and efficient implementation of FATCA. The purpose of these agreements is essentially to remove domestic legal impediments to compliance with FATCA and sharing of information and to reduce burdens on FFIs located in partner jurisdictions. More than 70 jurisdictions have signed an IGA, including Brazil, the Cayman Islands, Switzerland and United Kingdom. In addition, approximately 30 other jurisdictions are deemed as having an IGA in effect. Some countries signed a reciprocal agreement, meaning that the country (such as Brazil) and the U.S. will automatically exchange annually, on a reciprocal basis, specific account holder information. There are two types of IGAs – Model 1 IGA, where local FFIs are required to implement account opening and due diligence procedures to identify U.S. accounts and report them to the local tax authority for exchange with the IRS (examples of Model 1 IGA countries are Brazil, Cayman Islands, The Bahamas, Peru and Colombia), and Model 2 IGA, where local FFIs are required to implement account opening and due diligence procedures to identify U.S. accounts, but report such information directly to the IRS (examples of Model 2 IGA countries are Switzerland, Chile, Paraguay and Japan). The governments of Brazil and the United States entered a Model 1 IGA on September 23, 2014, which came into effect in Brazil on August 24, 2015, after the approval by the Brazilian Congress, ratification by the President and enactment of Decree 8,506 (IGA-BR). Under the IGA-BR, Brazilian financial institutions and other entities subject to FATCA disclosure requirements are generally required to provide certain information on account holders to the Brazilian tax authorities, which will share this information with the IRS. Furthermore, Normative Ruling No. 1,680, dated December 28, 2016, was enacted to introduce the Common Reporting Standard, (“CRS”), in Brazil, which seeks to implement a system of reporting financial accounts in a manner similar to FATCA. CRS is the result of discussions on the necessity of exchanging information between tax authorities of many countries in the context of the Base Erosion and Profit Shifting, (“BEPS Project”), coordinated by the Organization for Economic Co-operation and Development, or (“OECD”). In connection therewith, an ancillary obligation called “e- Financeira” provided by Normative Ruling No. 1,571, dated July 2, 2016, was created to be the mandatory report filed by financial institutions in order to fulfill FATCA and CRS obligations. Moreover, on May 6, 2016, Brazilian tax authorities issued the Normative Ruling No. 1,634, effective as of January 1, 2017, that amended the regulation applicable to the National Registry of Legal Entities, (“CNPJ”). This regulation introduced a new rule providing an ancillary obligation by which certain entities have to indicate the “Final Beneficiary” in each CNPJ, which is defined as the natural person who ultimately, directly or indirectly, owns, controls or significantly influences a particular entity or on whose behalf a transaction is conducted. Currently, this subject is regulated by Normative Ruling No. 1,863, dated December 27, 2018. In addition, Normative Ruling No. 1,681 was enacted on December 28, 2016 providing the obligation to annually deliver the so-called Country- by-Country Statement, an ancillary obligation also arising from the discussions under the BEPS Project, before the Brazilian Federal Revenue Service (RFB), which in its turn is also expected to exchange such information with other countries’ tax authorities. Pursuant to FATCA, the issuer, any other financial institution or other entities subject to FATCA disclosure requirements to or through which any payment with respect to the preferred shares or ADSs is made may be required, pursuant to the IGA-BR or under applicable law, to (i) request certain information from holders or beneficial owners of our preferred shares or ADSs, whose information may be provided to the IRS; and (ii) withhold U.S. federal tax at a 30.0% rate on some portion or all of the payments considered “passthrough payments” made after December 31, 2018, with respect to the preferred shares or ADSs if such information is not duly provided by such a holder or beneficial owner (referred to under FATCA as a “recalcitrant account holder”). If the issuer or any other person is required to withhold amounts under or in connection with FATCA from any payments made in respect of the preferred shares or ADSs, holders and beneficial owners of the preferred shares or ADSs will not be entitled to receive any gross up or other additional amounts to compensate them for such withholding. The above description is based on guidance issued to date by the U.S. Treasury Department, including the final U.S. Treasury regulations and IGA-BR. Future guidance may affect the application of FATCA to the preferred shares or ADSs. b) The issuer’s environmental policy and costs incurred in complying with environmental regulation and, if applicable, other environmental practices, including adherence to international environmental protection standards. 140

1. Sustainability and Environmental and Social Responsibility Policy (PRSA) Our policy establishes the guidelines, strategies and principles that are fundamental for the institution, and is aimed at integrating the best sustainability practices and environmental, social and climate risk management into our activities, operations and relations with stakeholders that may be impacted. The Environmental and Social Risk, as well as the other risks of the Institution, is subject to mitigation actions carried out based on mapping processes, risks and controls, monitoring new rules and recording events in internal systems, and it may influence the institution’s traditional risks. Climate risk is part of the environmental and social risk governance. In addition to the identification process described above, the stages of prioritization, response to risk and monitoring and reporting of assessed risks supplement the management of this risk at Itaú Unibanco. The Chief Risk Officer (CRO) is the executive responsible for environmental, social and climate risk governance, whose management covers different risk areas and includes joint resolution committees. Additionally, we are attentive to important regulatory developments, such as the inclusion of climate issues in Resolution No. 4,945/2021 and Resolution No. 4,943/2021 of the National Monetary Commission (CMN), in SARB Self-Regulation No. 14 and in the launch of the BC# Sustainability Agenda by the Central Bank of Brazil (BACEN), in addition to the developments in other jurisdictions, such as the “Supervisory Statement 3/19” publication of the Prudential Regulation Authority, in the United Kingdom, and the discussions on climate finance at the Network for Greening the Financial System (NGFS) and at Bank for International Settlements (BIS). Climate risk management In order to identify and assess the main climate risks that may affect our business and affect traditional risk categories, we developed an internal methodology, which is applied on an annual basis, that identifies the main climate risks based on the review of scientific reports and documents of organizations from the financial market, such as the Financial Stability Board, World Economic Forum, International Monetary Fund, Bank for International Settlements, NGFS, among others. Our assessment was carried out based on a broad bibliographic review for the purpose of beginning the identification and prioritization of the potential risks classified with respect to their nature – physical or transition risks – and possible qualitative materialization scenarios, namely: Scenario 1: orderly transition Scenario 2: disorderly transition Scenario 3: materialization of physical risks We have also been considering risks that may arise from climate litigation, based on both physical and transition aspects, which may affect our business and clients. Our Chief Risk Officer (CRO) is the executive responsible for the governance of climate risk and this topic, in turn, is an integral part of environmental and social risk governance. Accordingly, the Environmental and Social Risk Committee (CRSA) also resolves upon climate risk and it may bring the most relevant matters to the attention, or even decision, of the executive committee through the Superior Environmental and Social Risk Committee (Superior CRSA). Other senior committees also monitor this topic, such as the Audit Committee and Superior ESG Council. To see the PRSA policy, please access: https://www.itau.com.br/relacoes-com- investidores/Download.aspx?Arquivo=0ked1WCTo+RMW2iGKSkXUg==&IdCanal=jjCFHS5IadmGCLdvw2zIdg == 2. Sustainability Strategy In order to ensure the soundness of our commitment to sustainable development, our corporate governance is integrated with sustainability and institutional policies approved by the Board of Directors, which align the operation and the relationships with the same principles. Additionally, for the commitment to permeate everyone’s work, we seek to expand the knowledge of employees about sustainability, including the topic in the mandatory integrity training program and offering a knowledge path, covering institutional ESG and sustainable product topics. 141

Our sustainability strategy is composed of ten Positive Impact Commitments that are in line with the UN’s Sustainable Development Goals, which guide the search for a more sustainable performance in the environmental, social, climate and governance topics that are relevant for the business and our stakeholders. The construction process of the sustainability strategy was carried out by the Sustainability Department and involved many stakeholders – employees, executives, clients, stockholders, suppliers and representatives from civil society – in addition to the participation of specialized consulting firms. Based on the Positive Impact Commitments launched in 2019 and annually updated, we developed a broader view of the opportunities and risks in each topic, improving our decision-making processes, initiatives and projects in order to create sustainable value for the business and contribute to the world and people in general. Taking into consideration the great importance of Brazilian biodiversity to the world and the scenario of leveraging negative impact risks by many industries in the Amazon, we also included in our strategy in 2021 the “Amazon” Positive Impact Commitment so as to focus on and accelerate this agenda. To this end, we designed new targets that permeate our Positive Impact Commitments so that our whole structure is in line with, committed to and covered by a single governance structure that is able to drive and ensure compliance with the Commitments. The Positive Impact Commitments assumed by Itaú Unibanco are: Transparency in reporting and communication, Responsible investment, Positive impact financing, Inclusion and entrepreneurism, Financial citizenship, Ethics in relations and business, Responsible management, Inclusive management, Private social investment and the Amazon. 3. Climate change We have a big responsibility for and influence on the production chains of all economic sectors with respect to the development of a low-carbon economy whether through mitigating the risks in the businesses that intensify climate change or through promoting businesses that bring new models and solutions to reduce GHG emissions. For this reason, the topic is present on a cross-cutting basis in our positive impact commitment. Since 2018, we have been working on the transition to a low-carbon economy, including the definition of policies and action plans and the measurement of performance in view of the challenges of fighting climate change. We have already offset 100% of our emissions in scopes 1 and 2.And, in October 2021, we disclosed our commitment to reduce our scopes 1, 2 and 3 emissions by 50% by 2030 and become a “Net Zero Carbon” bank by 2050. In line with our positive impact commitments, we joined the Net-Zero Banking Alliance, which presents us with the challenge of zeroing greenhouse gas (GHG) emissions by 2050, and we assumed the Net-Zero Banking Commitment established by the United Nations (UNEP FI) for its signatories to present loan portfolios with zero net emissions by 2050. To this end, our plan encompasses the following activities: incentives for the voluntary offset market support to clients in the transition offer of financial instruments for the transition validation of the emission reduction target with the Science Based Target Initiative (SBTi) promotion of awareness campaigns creation of agribusiness opportunities incentive to entrepreneurship reduction of own emissions investment in forest conservation and restoration projects, in line with the Amazon Plan 4. Biodiversity The financial system is able to directly and indirectly contribute to the sustainable use of Brazilian biomes based on its operations with retail customers or by financing companies and their production chains. Accordingly, in view of the importance of the Amazon biome for the planet’s climate and of a critical scenario with consecutive and expressive increases in deforestation, we added a new positive impact commitment to our Amazon-aimed strategy. The Amazon plan has three strategic focuses: 142

Support to environmental conservation and development of bioeconomy; Investment in sustainable infrastructure; and Contribution to the guarantee of the population’s basic rights. And is focused on ten measures towards the preservation and prosperity of the region, population and economy: cold storage industry and deforestation Bioeconomy financial and non-financial support to sustainable cultures land regularization green infrastructure social infrastructure environmental asset markets climate change inclusion and financial guidance incentive to local development projects The biodiversity is also addressed through different environmental and social assessment methodologies in our loan portfolio and the topic is monitored on an annual and individualized basis with our more susceptible clients. Our ESG risk tool applied to large companies that operate in sensitive sectors takes biodiversity into consideration for both own client operations and their supply chain. Criteria such as the existence of deforested areas, forest certification and protected areas are assessed for clients from the Wood and Pulp and Paper industries. Accordingly, we adopted new initiatives to fight deforestation within credit assignment in 2020. First, with the support and engagement of our commercial and credit departments, we created an internal risk assessment methodology that can classify our clients through the assessment of environmental and social practices applied to both their own land and their supply chain. The methodology includes the analysis of environmental liabilities and rewards the adoption of good environmental and social management and deforestation prevention practices, such as the monitoring and traceability of direct and indirect supply chain and the use of sustainable production technologies, such as the Crop-Livestock-Forest integration. Additionally, it allows us to quantify impacts arising from ESG topics on clients’ financial performance. Through this annual assessment, we seek to encourage our clients to improve their ESG conduct by offering advantageous credit pricing to clients that have the best environmental and social management and deforestation practices from those that do not. Additionally, the analysis of the biodiversity topic is also present in our environmental and social risk tool, which is directly applied to agricultural producers, including cattle breeders. Through the geo-referenced analysis of their properties, we assess the existence of deforestation areas and the preservation of biodiversity conservation areas, as well as information on the existence of areas embargoed due to irregular deforestation. 5. Sustainable finance As part of the evolution of our ESG strategy, Itaú Unibanco signed a commitment to contribute with R$ 400 billion by 2025 – expanding our positive impact commitment that was signed in 2019 to invest R$ 100 billion by 2025 by means of business initiatives that promote a sustainable and increasingly greener and more inclusive economy. The amounts will be allocated to: Credit assignment to sectors and industries with a positive impact on society Renewable energy, health and education, infrastructure, pulp and paper and agribusiness ESG retail products Electric/hybrid car financing, solar panels, microcredit, among others Structuring of market operations with ESG seal for our clients Operations in the domestic and foreign markets, such as ESG bonds, ESG loans and green debentures The “positive impact” classification takes into consideration the concepts that are being discussed in the world by the European Union, Climate Bonds Initiative, United Nations (UN), International Capital Market Association (ICMA) and Brazilian Federation of Banks (Febraban) and we have elected six large positive impact industries and sectors for financing: renewable energy energy services 143 health and education pulp and paper agribusiness infrastructure works Structuring of market operations with ESG seal for our clients In January 2021, we also issued Itaú Unibanco’s first proprietary sustainable bond in the amount of R$ 500 million. This was the first Sustainability Bond (which combines green and social aspects) of a Brazilian issuer and Latin America’s first Tier 2 sustainable bond. The funds from this type of proprietary issue must be allocated to the financing or refinancing of eligible green and/or social investments¹ from our loan portfolio, as described in our “Sustainability Finance Framework”2. This issue is directly related to the bank’s positive impact commitments, more precisely to the financing of positive impact industries and sectors, inclusion and entrepreneurship. In addition to our first Sustainable Bond, we had two important ESG-related transactions with official agencies in 2021. In March, we raised US$ 400 million with United States International Development Finance Corporation (DFC) in the foreign market. This funding is aimed at increasing the credit to small and middle-market companies, with a focus on economically vulnerable regions, such as the North and Northeast of Brazil, and companies that are mostly controlled or led by women. Credit assignment to sectors and industries with a positive impact on society We also established an ESG business area with a team that is fully dedicated to opportunities of structuring green, social and sustainable operations or operations with characteristics linked to sustainability targets (“ESG-linked”). In addition to providing specialized advisory services to clients when necessary. We also established a partnership with IFC, a member of the World Bank, for the launch of the Plano Empresário Verde (Green Entrepreneur Plan) to encourage the Brazilian market to develop an investment pipeline in the sustainable construction segment, working together with contractors and real estate developers that are clients with developments that achieve at least 20% in water, energy or energy embedded in materials with the EDGE certificate, an IFC initiative, which is based on a platform that provides technical solutions to adjust the project to more sustainable construction, with environmental and financial results. We also integrated ESG issues into the assessment of companies for fixed income and variable income, into the voting processes at the general stockholders’ meetings of investees “Proxy voting”) ( and into the individual and collective engagements that we establish with the investees. Funded credit granting operations that do not result from onlending. The Framework had a Second Party Opinion given by a specialized consulting firm confirming its adherence to market practices. c) Dependence on relevant patents, trademarks, licenses, concessions, franchises, and royalty contracts for developing activities Trademarks Trademarks owned by the Issuer and subsidiaries have an important role in the performance of activities; however, no dependence on such assets exists for the performance of the Issuer’s and subsidiaries’ activities. Patents Patents owned by the Issuer and subsidiaries have an important role in the performance of activities; however, no dependence on such assets exists for the performance of the Issuer’s and subsidiaries’ activities. 7.6. With respect to the countries in which the issuer generates substantial revenue, please identify: a) Revenue arising from clients from the country where the issuer is headquartered and their share in the issuer’s total net revenue, b) Revenue arising from clients from each foreign country and their share in the issuer’s total net revenue, c) The total revenue arising from foreign countries and their share in the issuer’s total net revenue Not applicable, as our revenues are strongly concentrated in Brazil (they account for approximately 78% of total revenue) and no individual country has a share deemed significant by the Issuer. The share of revenues earned in the 17 countries abroad account for approximately 22% of Itaú Unibanco Holding’s total revenue. For 144 further information, please see Note 30 “Segment Information” to the Financial Statements under IFRS. 7.7. With respect to the foreign countries disclosed in item 7.6, please state the extent to which the issuer is subject to regulation in these countries and how this regulation affects the issuer’s business The Issuer has not had substantial revenues from countries other than Brazil. With respect to environmental and social policies, please indicate: a) whether the issuer discloses environmental and social information We disclose environmental, social and Governance information in our ESG Report and Integrated Annual Report, as well as in supplementary and regulatory documents. In addition to following the main international guidelines, our reports are based on practices established by market references in the analysis of corporate transparency, including market trends obtained by means of ESG ratings and sustainability indexes. Our commitment is to strengthen transparency in our businesses and the financial results, showing value to our stakeholders in a fair manner and in line with the best market practices. Our Sustainability, Environmental and Social Responsibility Policy sets out the guidelines, strategies and principles that are fundamental to the institution, and is aimed at integrating the best sustainability practices and Environmental and Social Risk management into our activities, operations and relations with stakeholders that may be impacted. To see this policy, please access: https://www.itau.com.br/relacoes-com-investidores/Download.aspx?Arquivo=0ked1WCTo+RMW2iGKSkXUg==&IdCanal=jjCFHS5IadmGCLdvw2zIdg == b) the methodology followed in the preparation of this information Itaú Unibanco’s ESG Report and Integrated Annual Report present the environmental, social and governance information that is relevant for the organization and its stakeholders. The reports follow the reporting guidelines of the Global Reporting Initiative (GRI), the Sustainability Accounting Standards Board (SASB) and the International Integrated Reporting Council (IIRC). Additionally, they are in line with the Sustainable Development Goals (SDGs) and the Principles for Responsible Banking. We understand that material topics are those that can affect our value creation in the short-, medium- and long-terms from the viewpoint of our management of our main stakeholders. To this end, our sustainability strategy, known as “Positive Impact Commitments” guides our business in the search for a more sustainable performance in the significant ESG issues. Based on the Positive Impact Commitments, we developed a broader view of the opportunities and risks in each topic, improving our decision-making processes, initiatives and projects in order to create sustainable value for the business and contribute to the world and people in general. The construction process of the sustainability strategy was carried out by the Sustainability Department and involved many stakeholders – employees, executives, clients, stockholders, suppliers and representatives from civil society – in addition to the participation of specialized consulting firms. The opinions and expectations of our stakeholders were taken into consideration directly (at public meetings, relationship channels and directed surveys) and indirectly (such as declarations of investors’ interests, the sector materiality map of SASB, feedback from rating agencies and corporate indexes, public opinion and an internal ESG management tool). c) whether this information is audited or reviewed by an independent entity Itaú Unibanco’s Integrated Annual Report and ESG Report are assured by independent auditors. This assurance includes the compilation of environmental and social information contained in the reports, in accordance with the criteria of the Global Reporting Initiative (GRI-Standards) and compliance with the principles defined in the AA1000 AccountAbility Principles 2018 – “AA1000AP (2018)” standard. PricewaterhouseCoopers Auditores Independentes (PwC) is responsible for the limited assurance of these reports and its conclusions on the work carried out can be found in the respective reports. d) the Internet pages on which this information can be found The Integrated Annual Report, the ESG Report, the additional policies and publications of Itaú Unibanco are available on our Investor Relations website: https://www.itau.com.br/relacoes-com-investidores/ On our sustainability website, we also highlight the main initiatives, businesses and operations related to environmental and social issues. https://www.itau.com.br/sustentabilidade/ 145

7.9. Supply other information that the issuer may deem relevant We disclose environmental, social and Governance information in our ESG* Report and Integrated Annual Report, as well as in supplementary and regulatory documents. In addition to following the main international guidelines, our reports are based on practices established by market references in the analysis of corporate transparency, including market trends obtained by means of ESG ratings and sustainability indexes. Our commitment is to strengthen transparency in our businesses and the financial results, showing value to our stakeholders in a fair manner and in line with the best market practices. Itaú Unibanco’s ESG Report and Integrated Annual Report present the environmental, social and governance information that is relevant for the organization and its stakeholders. The reports follow the reporting guidelines of the Global Reporting Initiative (GRI), the Sustainability Accounting Standards Board (SASB) and the International Integrated Reporting Council (IIRC). Additionally, they are in line with the Sustainable Development Goals (SDGs) and the Principles for Responsible Banking. To access the information for 2021, please access https://www.itau.com.br/relacoes-com-investidores/relatorio-anual/2021/en/. Additional information on item 7 The financial information presented in item 7 (Activities of the Issuer) adopts the IFRS accounting standard. *Environmental, Social and Corporate Governance. 146

ITEM 8. EXTRAORDINARY BUSINESS 8.1. Indicate the acquisition or disposal of any relevant asset that is not classified as a regular transaction in the issuer’s business (period of past three years) All disposals and acquisitions of significant assets related to 2021, 2020 and 2019 were duly described in items 10.3 and 15.7 of this Reference Form. 8.2. Indicate significant changes in the conduction of the issuer’s business (period of past three years) Management structure for Itaú Unibanco The Ordinary General Meeting, on April 26, 2022 approved to compose the Board of Administration, the reelection of Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Candido Botelho Bracher, Fábio Colletti Barbosa, Frederico Trajano Inácio Rodrigues, João Moreira Salles, Maria Helena dos Santos Fernandes de Santana, Pedro Luiz Bodin de Moraes, Pedro Moreira Salles, Ricardo Villela Marino and Roberto Egydio Setubal, as well as the election of Cesar Nivaldo Gon, all for the annual term that will remain in force until the Annual General Meeting of 2023. The Ordinary General Meeting, on April 27, 2021 approved to compose the Board of Administration, the election of Candido Botelho Bracher and Maria Helena dos Santos Fernandes de Santana and the reelection of Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Fábio Colletti Barbosa, Frederico Trajano Inácio Rodrigues, João Moreira Salles, Marco Ambrogio Crespi Bonomi, Pedro Luiz Bodin de Moraes, Pedro Moreira Salles, Ricardo Villela Marino and Roberto Egydio Setubal. On October 29, 2020, the Company announced to the market changes in its Board of Officers as Candido Botelho Bracher has reached the age limit for exercising the duties of his position. Accordingly, Milton Maluhy Filho was announced to succeed Candido Botelho Bracher as CEO after the due transition process between November 2020 and January 2021. Therefore, Milton Maluhy Filho was effectively invested on February 2, 2021. Additionally, on December 11, 2020, the Company announced to the market changes in its Executive Committee. The new configuration aims to bring the Executive Committee closer to business and, thus, simplify the Company’s operation and management model, allowing greater autonomy and speed in decision-making. Therefore, the Executive Committee is now made up of Alexandre Grossmann Zancani, Alexsandro Broedel Lopes, André Luis Teixeira Rodrigues, André Sapoznik, Carlos Fernando Rossi Constantini, Flávio Augusto Aguiar de Souza, Leila Cristiane Barboza Braga de Mello, Matias Granata, Milton Maluhy Filho, Pedro Paulo Giubbina Lorenzini, Ricardo Ribeiro Mandacaru Guerra and Sergio Giullinet Fajerman. In line with the aforementioned announcements to the market, on January 28, 2021 the Board of Directors recorded that Candido Botelho Bracher had temporarily left the position of CEO as from February 2, 2021.In the same meeting, the following was approved: (i) transfer of Milton Maluhy Filho to take over as CEO, also as from February 2, 2021; (ii) the elections of Alexandre Grossmann Zancani, André Luis Teixeira Rodrigues, Carlos Fernando Rossi Constantini, Flávio Augusto Aguiar de Souza, and Ricardo Ribeiro Mandacaru Guerra, all of them to the position of Executive Officer; and (iii) the elections of José Geraldo Franco Ortiz and Matias Granata to the position of Officer. The Annual General Stockholders’ Meeting held on April 28, 2020 approved the election of Frederico Trajano Inácio Rodrigues and the re-election of Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, João Moreira Salles, José Galló, Marco Ambrogio Crespi Bonomi, Pedro Luiz Bodin de Moraes, Pedro Moreira Salles, Ricardo Villela Marino and Roberto Egydio Setubal to the Issuer’s Board of Directors. The Annual General Stockholders’ Meeting held on April 24, 2019 approved the re-election of Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, João Moreira Salles, José Galló, Marco Ambrogio Crespi Bonomi, Pedro Luiz Bodin de Moraes, Pedro Moreira Salles, Ricardo Villela Marino and Roberto Egydio Setubal to the Board of Directors. 8.3. Identify any significant agreements entered into by the issuer and its subsidiaries that are not directly related to its operating activities (period of past three years) In 2021, 2020 and 2019 we did not enter into agreements worth higher than 0.5% Itaú Unibanco Holding’s stockholders’ equity under IFRS (Calculation based on the Financial Statements in IFRS of 12/31/2021: R$822.4 million) that are not directly related to the operational activities. 147

8.4. Supply other information that the issuer may deem relevant Not applicable. 148

ITEM 9. RELEVANT ASSETS 9.1. Describe the non-current assets that are significant for the development of the issuer’s activities, indicating in particular: a) Property, plant and equipment, including those rented or leased, identifying their location Property, Plant and Equipment As of December 31, 2021, we owned and leased our principal administrative offices, which include office buildings in 7 different addresses, comprising a total area of 348,730 square meters, located primarily in São Paulo, Brazil. Such offices include our head office, and a number of other administrative buildings, where administrative functions are performed, such as commercial departments, back offices, wholesale and investment bank activities, and also our data processing center. We lease most of our bank branches at competitive market prices through renewable leases that expire from the second half of 2021 (currently under renewal under similar terms and conditions) until the second half of 2048. As of December 31, 2021, we owned approximately 33% of our branches (including electronic service points, banking sites and parking lots) and leased approximately 67%. b) intangible assets, such as patents, trademarks, permits, concessions, franchises, and technology transfer agreements, domain names on the Internet, informing: duration events that may cause the loss of rights to such assets possible consequences of the Issuer’s loss of such rights Intangible assets are non-physical assets, include software and other assets, and are initially recognized at acquisition cost. Intangible assets are recognized when derived from legal or contractual rights, its cost may be reasonably measured, and, for intangible assets not derived from separate acquisitions or business combinations, it is probable that future economic benefits will arise from their use. The balance of intangible assets refers to internally acquired or produced assets. Intangible assets may have a definite or indefinite useful life. Intangible assets with definite useful lives are amortized on a straight-line basis over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but rather tested on a semi-annual basis to identify any impairment. On December 31, 2021, intangible assets are as follows. i. duration Software is recognized when acquired by contractual rights or produced in company. In-company developed software includes costs associated with employees allocated and/or expenses incurred in hiring outsourced staff to develop software. In-company developed software is accounted for as intangible 149 assets only if its purpose is to meet a demand of a business area (retail or wholesale) with future economic benefits generation. This type of software has a definite useful life of five years and is amortized on a straight-line basis. ii. events that may cause the loss of rights to such assets Non-renewal of the related license/contract within deadline or possible litigation. iii. possible consequences of the Issuer’s loss of such rights Possible consequences and alternatives are assessed individually, with possible replacement of the software, supplier, internalization of operations, and/or other contingency measures. Domains These are the domains deemed the most significant for the Issuer’s and its subsidiaries’ activities. i. duration Domain names and duration Domain names Duration itau 2 years itau.com 2 years itau.com.br 2 years itaucard.com.br 2 years itaucustodia.com.br 2 years itaupersonnalite.com.br 2 years itauri.com.br 2 years itau-unibanco.com.br 2 years ii. events that may cause the loss of rights to such assets Non-renewal within the deadline or possible litigation. iii. possible consequences of the Issuer’s loss of such rights The domain may be acquired by another party, either an individual or a legal entity, damage to the company image, and possible financial losses in relation to competitors and clients. Trademarks The Issuer and its subsidiaries hold several trademarks registered in Brazil and abroad, which may or may not be part of non-current assets. Significant brands for the activities of the issuer and its subsidiaries are “ITAÚ”; “ITAÚ PERSONNALITÉ”; “UNICLASS”; “ITAÚ BBA”; “ITAUCARD”; “HIPERCARD”; “UNIBANCO”; “ITAÚ UNIBANCO”, “REDECARD”, “REDE”, “CREDICARD”, “ITI”, “ITI ITAÚ”, “IUPP ITAÚ” and “ÍON ITAÚ”. i. duration In Brazil, the ownership of a trademark is obtained through a valid registration issued by the National Institute of Industrial Propriety (INPI) and its exclusive nationwide use is assured to the property owner. This trademark registration is valid for ten (10) years from the date it is granted by INPI, and may be extended for equal successive periods. The terms and requirements for extending trademarks abroad depend on the laws of each country or region where the trademark is deposited or registered. ii. events that may cause the loss of rights to such assets In Brazil, registration applications may be rejected by INPI in those cases provided for by Law No. 9,279/96. Trademark registrations terminate upon (i) the expiration of its term without due extension, (ii) a waiver by the trademark’s owner, and (iii) its lapse. Another possibility is a declaration of nullity for a trademark registration already granted, by way of an administrative proceeding filed with the trademark registration body or by way of a lawsuit. 150

iii. possible consequences of the Issuer’s loss of such rights In the event the Issuer and/or its subsidiaries lose the rights to any or all trademarks listed above, they should use other trademark(s) in their activities as they would no longer be able to prevent third parties from using the same or similar trademarks, particularly in the same market segment. In the event the Issuer and/or its subsidiaries fail to prove to be the owners of the trademarks they use, they may be subject to litigation on the grounds of alleged violation of third parties’ rights for misuse of trademarks. Patents The Issuer and/or its subsidiaries hold patents and patent applications that may or may not be part of non-current assets. There are patents and patent applications abroad for a method to generate a virtual keyboard where users may type in a security password or PIN (personal identification number). In Brazil there are patents for a method to identify passwords to access an institution and for a method to generate a virtual keyboard for users to type in a security password or PIN, as well as a patent application for a method, a user device, and a system to submit financial operation information. i. duration In Brazil, the term of effectiveness of invention patents is twenty (20) years from the date when the patent application is made. The terms of effectiveness and the requirements for the extension of patents abroad depend on the laws of each country or region where the patent is registered. ii. events that may cause the loss of rights to such assets The events that may cause the loss of the rights to these assets are provided for by law. At the administrative level, patent applications may be rejected by the INPI in the situations provided for by Law No. 9,279/96. The patent registration terminates upon: (i) the expiration of its terms, (ii) a waiver by the patent’s owner without prejudice to the right of third parties, (iii) lack of payment of annual consideration, and (iv) lapse. Additionally, if a patent registration has been granted in non-conformity with legal provisions, it is possible that a declaration of nullity is issued for a patent registration already granted, by way of an administrative proceeding filed before the trademark registration body or a lawsuit. iii. possible consequences of the Issuer’s loss of such rights Depending on the reason for the possible loss of rights over the patents listed above, the subject matter of the patent will fall in public domain and may be freely explored by third parties or the Issuer and its subsidiaries may have to stop using the subject matter of the patent. 151

9.1 - Non-current assets / 9.1.c - Ownership interest in companies

Corporate name	CNPJ	CVM Code	Type of company	Country of headquarters	State of headquarters	City of headquarters	Description of activities developed	Issuer's ownership interest (%)
Fiscal year	**Book value - variation %**	**Market value variation %**	**Amount of dividends received (Brazilian reais)**		**Date**	**Amount (Brazilian reais)**		
Banco Itaú BBA S.A.	17.298.092/0001-30	-	Subsidiary	Brasil	SP	São Paulo	Multiple-service bank with investment portfolio	99,99
				Market value				
12/31/2021	31.1612210	0.000000	146,999,985.08	**Book value**	12/31/2021	2,553,731,427.86		
12/31/2020	-33.4569810	0.000000	348,555,293.48					
12/31/2019	32.7728790	0.000000	121,464,986.43					
Reasons for the acquisition and maintenance of such ownership interest								
These are strategic for the Issuer's business performance								
Banco Itaú Uruguay S.A.	11.929.613/0001-24	-	Subsidiary	Uruguai		Montevidéu	Multiple-service bank with commercial portfolio	100,00
				Market value				
12/31/2021	17.239829	0.000000	-	**Book value**	31/12/2021	2,752,550,015.26		
12/31/2020	27.968213	0.000000	288,709,200.00					
12/31/2019	9.737457	0.000000	227,506,086.00					
Reasons for the acquisition and maintenance of such ownership interest								
These are strategic for the Issuer's business performance								
Banco Itaucard S.A.	17.192.451/0001-70	-	Subsidiary	Brasil	SP	Poá	Multiple-service bank with commercial portfolio	99.99
				Market value				
12/31/2021	11.499868	0.000000	324,340,596.85	**Book value**	31/12/2021	10,798,523,155.78		
12/31/2020	-13.544134	0.000000	738,763,900.85					
12/31/2019	20.527313	0.000000	860,625,000.00					
Reasons for the acquisition and maintenance of such ownership interest								
These are strategic for the Issuer's business performance								
BICSA Holdings LTD	08.993.702/0001-25	-	Subsidiary	Ilhas Cayman		George Town	Holding company of nonfinancial institutions	100,00
				Market value				
12/31/2021	-13.429069	0.000000	-	**Book value**	31/12/2021	600,708,972.88		
12/31/2020	-66.621567	0.000000	933,460,000.00					
12/31/2019	3.363908	0.000000	-					
Reasons for the acquisition and maintenance of such ownership interest								
These are strategic for the Issuer's business performance								
Itaú Consultoria de Valores Imobiliários e Participações S.A.	58.851.775/0001-50	-	Subsidiary	Brasil	SP	São Paulo	Holding company of financial institutions	100,00
				Market value				
12/31/2021	-50.633115	0.000000	701,056,688.65	**Book value**	31/12/2021	1,080,069,015.55		
12/31/2020	-17.178680	0.000000	818,288,310.67					
12/31/2019	13.903722	0.000000	2,665,749.22					
Reasons for the acquisition and maintenance of such ownership interest								
These are strategic for the Issuer's business performance								
Itaú Corretora de Valores S.A.	61.194.353/0001-64	-	Subsidiary	Brasil	SP	São Paulo	Securities broker	99.99
				Market value				
12/31/2021	21.225573	0.000000	55,046,744.36	**Book value**	31/12/2021	2,271,275,963.64		
12/31/2020	23.802050	0.000000	158,540,295.05					
12/31/2019	19.950657	0.000000	83,299,997.05					
Reasons for the acquisition and maintenance of such ownership interest								
These are strategic for the Issuer's business performance								
Itaú Corretora de Seguros S.A.	43.644.285/0001-06	-	Subsidiary	Brasil	SP	São Paulo	Insurance broker for the personal and casualty lines, as defined by law.	10.75
				Market value				
12/31/2021	0.000000	0.000000	-	**Book value**	31/12/2021	85,596,586.13		
12/31/2020	0.000000	0.000000	-					
12/31/2019	0.000000	0.000000	-					
Reasons for the acquisition and maintenance of such ownership interest								
These are strategic for the Issuer's business performance								
Itaú Corpbanca	12.262.596/0001-87	-	Subsidiary	Brasil	SP	São Paulo	Multiple-service bank with commercial portfolio	26.30
				Market value				
12/31/2021	53.084303	0.000000	-	**Book value**	31/12/2021	5,668,603,576.90		
12/31/2020	-3.236895	0.000000	149,992,427.23					
12/31/2019	-5.434745	0.000000	59,131,816.00					
Reasons for the acquisition and maintenance of such ownership interest								
These are strategic for the Issuer's business performance								

152

Corporate name	CNPJ	CVM Code	Type of company	Country of headquarters	State of headquarters	City of headquarters	Description of activities developed	Issuer's ownership interest (%)
Fiscal year	**Book value - variation %**	**Market value variation %**	**Amount of dividends received (Brazilian reais)**		**Date**	**Amount (Brazilian reais)**		
Itaú Rent Administração e Participações Ltda.	02.180.133/0001-12	-	Subsidiary	Brasil	SP	São Paulo	Participation in other companies, in the country and abroad; administration of own assets and income and export, on its own account and for third parties.	12.65
				Market value				
12/31/2021	0.000000	0.000000	-	**Book value**	31/12/2021	53,914,105.60		
12/31/2020	0.000000	0.000000	-					
12/31/2019	0.000000	0.000000	-					
Reasons for the acquisition and maintenance of such ownership interest								
These are strategic for the Issuer's business performance								
Itaú Seguros S.A.	61.557.039/0001-07	-	Subsidiary	Brasil	SP	São Paulo	Insurance operations in the personal and property damage lines, as defined by law.	0.00
				Market value				
12/31/2021	-26.969465	0.000000	1,493.72	**Book value**	31/12/2021	3,364.21		
12/31/2020	37.194100	0.000000	614.07					
12/31/2019	-32.500879	0.000000	4,888.09					
Reasons for the acquisition and maintenance of such ownership interest								
These are strategic for the Issuer's business performance								
Itaú Unibanco S.A.	60.701.190/0001-04	-	Subsidiary	Brasil	SP	São Paulo	Multiple-service bank with commercial portfolio.	100.00
				Market value				
12/31/2021	3.352558	0.000000	3,941,209,789.62	**Book value**	31/12/2021	115,552,708,637.80		
12/31/2020	27.848315	0.000000	3,650,750,000.00					
12/31/2019	0.334456	0.000000	18,813,826,289.23					
Reasons for the acquisition and maintenance of such ownership interest								
These are strategic for the Issuer's business performance								
IGA Participações S.A.	04.238.150/0001-99	-	Subsidiary	Brasil	SP	São Paulo	Holding company of nonfinancial institutions.	79.07
				Market value				
12/31/2021	0.000000	0.000000	-	**Book value**	31/12/2021	351,859,330.57		
12/31/2020	0.000000	0.000000	-					
12/31/2019	0.000000	0.000000	-					
Reasons for the acquisition and maintenance of such ownership interest								
These are strategic for the Issuer's business performance								
ITB Holding Brasil Participações Ltda	04.274.016/0001-43	-	Subsidiary	Brasil	SP	São Paulo	Holding company of nonfinancial institutions.	0.00
				Market value				
12/31/2021	-14.300101	0.000000		**Book value**	31/12/2021	59.57		
12/31/2020	-18.185028	0.000000	-					
12/31/2019	62.509564	0.000000	-					
Reasons for the acquisition and maintenance of such ownership interest								
These are strategic for the Issuer's business performance								
Oca S.A.	08.988.128/0001-17	-	Subsidiary	Uruguai		Montevideo	Representation of foreign banks.	100.00
				Market value				
12/31/2021	23.866244	0.000000	191,123,325.36	**Book value**	31/12/2021	371,500,287.39		
12/31/2020	0.696619	0.000000	157,148,096.64					
12/31/2019	-6.195169	0.000000	139,189,566.00					
Reasons for the acquisition and maintenance of such ownership interest								
These are strategic for the Issuer's business performance								
Topaz Holding Ltd	does not have	-	Subsidiary	Ilhas Cayman		Grand Cayman	Holding company of nonfinancial institutions.	0.00
				Market value				
12/31/2021	4.115492	0.000000	-	**Book value**	31/12/2021	48.32		
12/31/2020	28.880866	0.000000	-	**Book value**				
12/31/2019	-87.810575	0.000000	-					
Reasons for the acquisition and maintenance of such ownership interest								
These are strategic for the Issuer's business performance								

153

9.2. Supply other information that the issuer may deem relevant Additional information on item 9.1c Information disclosed in item 9.1c is stated in accordance with BRGAAP. 154

ITEM 10 – EXECUTIVE OFFICERS' COMMENTS

10.1. Executive officers should comment on:

a) Financial and equity positions in general

The financial information found in item 10 (Executive Officers' Comments) has been prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and applicable to operations and business. On January 1, 2018 accounting standard IFRS 9 became effective replacing IAS 39 in the treatment of financial instruments. This new standard is structured to contemplate the pillars of classification, measurement and impairment of financial assets and has been retrospectively applied by Itaú Unibanco Holding. One of the key points concerns the approach to losses occurred. On IFRS 9, credit losses recognized are those expected rather than incurred.

Balance Sheet

We present below our summarized balance sheet as of December 31, 2021 and December 31, 2020. Please see our audited consolidated financial statements for further details about our Consolidated Balance Sheet.

Summarized Balance Sheet - Assets	As of December 31,		Variation	
	2021	2020	R$ million	%
	(In millions of R$)			
Cash	44,512	46,224	(1,712)	(3.7)
Financial assets at amortized cost	1,375,782	1,275,799	99,983	7.8
Compulsory deposits in the Central Bank of Brazil	104,592	90,059	14,533	16.1
Interbank deposits, securities purchased under agreements to resell, securities at amortized cost and Voluntary Investments with the Central Bank of Brazil	393,206	425,432	(32,226)	(7.6)
Loan and lease operations portfolio	822,590	714,104	108,486	15.2
Other financial assets	96,473	93,255	3,218	3.5
(-) Provision for Expected Loss	(41,079)	(47,051)	5,972	(12.7)
Financial assets at fair value through other comprehensive income	105,622	109,942	(4,320)	(3.9)
Financial assets at fair value through profit or loss	434,169	465,581	(31,412)	(6.7)
Investments in associates and join ventures, Fixed assets, Goodwill and Intangible assets, assets held for sale and other assets	50,688	55,610	(4,922)	(8.9)
Tax assets	58,433	66,095	(7,662)	(11.6)
Total assets	**2,069,206**	**2,019,251**	**49,955**	**2.5**

December 31, 2021 compared to December 31, 2020.

Total assets increased by R$49,955 million, or 2.5%, as of December 31, 2021 compared to December 31, 2020, mainly due to an increase in financial assets at amortized cost. This result is further described below:

Financial assets at amortized cost increased by R$99,983 million, or 7.8%, as of December 31, 2021, compared to December 31, 2020, mainly due to an increase in our loan and lease operations portfolio, partially offset by a decrease in interbank deposits, securities purchased under agreements to resell and securities at amortized cost.

Interbank deposits, securities purchased under agreements to resell, securities at amortized cost and Voluntary Investments with the Central Bank of Brazil decreased by R$32,226 million, or 7.6%, as of December 31, 2021 compared to December 31, 2020, mainly due to the decrease of R$70,225 million in securities purchased under agreements to resell due to an increase in our loan portfolio, especially in mortgage loans.

Please see "Note 4 - Interbank Deposits and Securities Purchased Under Agreements to Resell" to our audited consolidated financial statements for further details.

Loan and lease operations portfolio increased by R$108,486 million, or 15.2%, as of December 31, 2021, compared to December 31, 2020, mainly due to the following increases:

(i) 30.2% in our individuals loan portfolio. We reached a historic high in mortgage loans, which increased by 55.6% for the individual's segment. There was also an increase in our credit card portfolio, driven by the higher household consumption, in addition to the commercial strategy that provides a card for each client's profile, thus providing a full shelf of cards, which increased by 29.6%. Credit origination increased by (i) 30.2% in the individual's portfolio during the year ended December 31, 2021 compared to the year ended December 31, 2020; and

155

(ii) 23.0% in our micro/small and medium businesses loan portfolio, mainly due to an increase in demand from our customers for working capital loans.

	As of December 31,				
	2021	2020	2019	2021 X 2020	2020 X 2019
		(R$ million)			
Individuals	**332,536**	**255,483**	**240,490**	**30.2%**	**6.2%**
Credit card	112,809	87,073	91,676	29.6%	(5.0%)
Personal loan	42,235	35,346	34,892	19.5%	1.3%
Payroll loans	63,416	55,508	49,608	14.2%	11.9%
Vehicles	29,621	23,290	18,968	27.2%	22.8%
Mortgage loans	84,455	54,266	45,346	55.6%	19.7%
Credit for legal entities	**285,004**	**256,476**	**191,522**	**11.1%**	**33.9%**
Corporate	135,034	134,521	105,302	0.4%	27.7%
Micro / Small and Medium Businesses	149,970	121,955	86,220	23.0%	41.4%
Foreign Loans Latin America	**205,050**	**202,145**	**153,779**	**1.4%**	**31.5%**
Total Loan operations and lease operations portfolio	**822,590**	**714,104**	**585,791**	**15.2%**	**21.9%**

Please see "Note 10 – Loan and Lease Operations" to our audited consolidated financial statements for further details.

Financial assets at fair value through other comprehensive income decreased by R$4,320 million, or 3.9% as of December 31, 2021 compared to December 31, 2020, mainly due to the decrease of R$4,208 million in abroad government securities, especially in Latin American countries other than Brazil.

Please see "Note 8 – Financial Assets at Fair Value Through Other Comprehensive Income – Securities" to our audited consolidated financial statements for further details.

Investments in associates and joint ventures, fixed assets, goodwill and intangible assets, assets held for sale and other assets decreased by R$4,922 million, or 8.9%, as of December 31, 2021 compared to December 31, 2020, mainly due to the R$9,449 million decrease in investments in associates and joint ventures driven by the effects of the partial spin-off of our interest in XP Inc. into a new company, XPart. XPart was incorporated on May 31, 2021, and as a result we no longer hold any equity interest in XP Inc. or in XPart, partially offset by the effect of R$2,422 million related to the acquisition of payroll management contracts of the Government of the State of Minas Gerais in July 2021.

Cash decreased by R$1,712 million, or 3.7%, as of December 31, 2021 compared to December 31, 2020, mainly due to a decrease in demand for liquidity, as well as the payment of R$6,267 million in dividends and interest on capital in the period.

We present below our summarized Balance Sheet – Liabilities and Stockholders' Equity as of December 31, 2021 and December 31, 2020. Please see our audited consolidated financial statements for further details about our Consolidated Balance Sheet.

156

Summarized Balance Sheet - Liabilities and Stockholders' Equity	As of December 31,		Variation	
	2021	2020	R$ million	%
	(In millions of R$)			
Financial Liabilities	1,621,786	1,579,686	42,100	2.7
At Amortized Cost	1,553,107	1,495,641	57,466	3.8
Deposits	850,372	809,010	41,362	5.1
Securities sold under repurchase agreements	252,848	273,364	(20,516)	(7.5)
Interbank market funds, Institutional market funds and other financial liabilities	449,887	413,267	36,620	8.9
At Fair Value Through Profit or Loss	63,479	79,653	(16,174)	(20.3)
Provision for Expected Loss	5,200	4,392	808	18.4
Provision for insurance and private pensions	214,976	221,000	(6,024)	(2.7)
Provisions	19,592	19,819	(227)	(1.1)
Tax liabilities	6,246	5,710	536	9.4
Other liabilities	42,130	38,511	3,619	9.4
Total liabilities	**1,904,730**	**1,864,726**	**40,004**	**2.1**
Total stockholders' equity attributed to the owners of the parent company	**152,864**	**142,993**	**9,871**	**6.9**
Non-controlling interests	11,612	11,532	80	0.7
Total stockholders' equity	**164,476**	**154,525**	**9,951**	**6.4**
Total liabilities and stockholders' equity	**2,069,206**	**2,019,251**	**49,955**	**2.5**

Total liabilities and stockholders' equity increased by R$49,955 million, or 2.5%, as of December 31, 2021 compared to December 31, 2020, mainly due to an increase in financial liabilities at amortized cost. These results are detailed as follows:

Deposits increased by R$41,362 million as of December 31, 2021 compared to December 31, 2020, mainly due to an increase of R$ 23,311 million in demand deposits, R$11,131 million in savings deposits, and R$5,817 million in time deposits.

Please see "Note 15 – Deposits" to our audited consolidated financial statements for further details.

Securities sold under repurchase agreements decreased by R$20,516 million, or 7.5.%, as of December 31, 2021 compared to December 31, 2020, mainly due to a R$46,334 million decrease in assets received as collateral and R$22,637 million decrease in securities with right to sell. This result was partially offset by an increase of R$48,455 million in assets especially government securities.

Please see "Note 17 – Securities Sold Under Repurchase Agreements and Interbank and Institutional Market Funds" to our audited consolidated financial statements for further details.

Interbank market funds, institutional market funds and other financial liabilities increased by R$36,620 million, or 8.9 %, as of December 31, 2021 compared to December 31, 2020, mainly due to the following increases: (i) R$26,427 million in real estate bills, mainly due to tax exemptions for individuals, and (ii) R$15,478 million in import and export financings, as this line item is directly affected by exchange rate fluctuations. This increase was partially offset by a decrease of R$19,530 million in financial bills as of December 31, 2021 compared to December 31, 2020.

Please see "Note 17 – Securities Sold Under Repurchase Agreements and Interbank and Institutional Market Funds" to our audited consolidated financial statements for further details.

Financial liabilities at fair value through profit and loss decreased by R$16,174 million, or 20.3%, as of December 31, 2021, compared to December 31, 2020, mainly due to a R$16,301 million decrease in the balance of derivatives, both for our proprietary hedging strategy and that for our clients' operations. This decrease is related to a reduction in market volatility in 2021.

Please see "Note 6 – Derivatives" to our audited consolidated financial statements for further details.

Total Stockholders' equity attributable to the owners of the parent company increased by 6.9% as of December 31, 2021 compared to December 31, 2020, mainly due to a R$7,864 million increase in the net income attributable to owners of the parent company in the period as a result of the net income of R$26,760 million as of December 31, 2021, partially offset by the negative effect of R$9,985 million from the partial spin-off of our interest in XP Inc. into a new company, XPart, in May 2021 and the payment of R$6,267 million in dividends and interest on capital during the year ended December 31, 2021.

157

b) Capital structure

On December 31, 2021, capital stock is represented by 9,804,135,348 (9,804,135,348 on December 31, 2020) portfolio-entry shares with no par value, of which 4,958,290,359 (4,958,290,359 on December 31, 2020) are common and 4,845,844,989 (4,845,844,989 on December 31, 2020) are preferred shares with no voting rights but entitled to tag-along rights, in the event of a transfer of control, in the event of a public offering of shares, at a price equal to eighty percent (80%) of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock totals R$90,729 million (R$97,148 million on December 31, 2020).

In the past three fiscal years, Itaú Unibanco has kept the stake of third-party capital at levels deemed adequate, as follows:

In R$ Millions	12/31/2021	% of Total liabilities and stockholders' equity	12/31/2020	% of Total liabilities and stockholders' equity	12/31/2019	% of Total liabilities and stockholders' equity
Stockholder's equity (1)	164,476	7.9%	154,525	7.7%	149,465	9.1%
Third parties' capital (2)	1,904,730	92.1%	1,864,726	92.3%	1,488,016	90.9%
Total equity	**2,069,206**	**100%**	**2,019,251**	**100,0%**	**1,637,481**	**100,0%**

(1) Includes minority interest in subsidiaries
(2) Total liabilities excluding stockholders' equity

Capital-to-risk-weighted assets ratio

As of December 31, 2021, our Total Capital[1] reached R$169,797 million, an increase of R$18,553 million compared to December 31, 2020. Our Basel Ratio (calculated as the ratio between our Total Capital and the total amount of RWA) reached 14.7%, as of December 31, 2021, an increase of 20 basis points compared to 14.5% as of December 31, 2020, mainly due to the increase in net income for the period offset by the increase in our loan portfolio.

Additionally, the Fixed Assets Ratio (Índice de Imobilização) indicates the level of total capital committed to adjusted permanent assets. We are within the maximum limit of 50% of the adjusted total capital, as established by the Central Bank. As of December 31, 2021, our Fixed Assets Ratio reached 16.9%, which presents a buffer of R$56,280 million.


12.9%
1.6%
11.3%
0.7%
-0.5%
-0.1%
13.0%
1.7%
11.3%
Tier I
Sep-21
Net Income in the quarter and Prudential Adjustments
Risk-Weighted Assets
Securities AFS - MtM
Tier I
Dec-21
Common Equity Tier I (CET I)
Additional Tier I (AT1)

Our Tier I ratio increased 10 basis points in relation to September 30, 2021 mainly due to an increase in net income in the period, partially offset by the increase in our loan portfolio.

Please see "Note 32 – Risk and Capital Management" of our audited consolidated financial statements for further details about regulatory capital.

[1] The Total Capital consists of the sum of three items, named: (i). Main Capital: the sum of capital stock, reserves and retained earnings, less deductions and prudential adjustments; (ii). Complementary Capital: composed of perpetual instruments that meet the eligibility requirements. Added to Main Principal, it makes up Level I; and (iii). Level II: composed of subordinated debt instruments with defined maturity that meet the eligibility requirements. Added to Main and Complementary Capital, it makes up Total Capital.

c) Payment capacity in relation to financial commitments assumed

We ensure our full capacity to honor payments with respect to financial commitments assumed and we manage liquidity reserves by way of estimates of funds that will be available for investments, taking into account business continuity under normal conditions.

158

Liquidity risk is controlled by a department independent from the business departments, and is responsible for defining the set-up of the reserve by proposing assumptions for the behavior of cash flows in different periods, proposing and monitoring liquidity risk limits consistent with the institution’s risk appetite, informing about any noncompliance, considering liquidity risks individually in countries where we operate, simulating the behavior of cash flows under stress conditions, assessing and reporting risks inherent in new products and transactions on a timely basis, and reporting information required by regulatory bodies. All activities are assessed by independent validation, internal controls and audit departments. Furthermore, and in accordance with CVM requirements and rules of the Central Bank of Brazil, we monthly deliver our Liquidity Risk Statements (DLR) to the Central Bank of Brazil, and the following items are regularly prepared and submitted to senior management for monitoring and decision support: Different projects for the evolution of capacity; Contingency plans for crisis situations; Reports and graphs that describe risk positions; Assessment of funding cost and alternative funding sources; Monitoring the diversification of funding through constant control of funding sources, considering the type of investor and term, among other factors. The table below presents assets and liabilities based on remaining contractual terms, considering nondiscounted flows: Undiscounted future flows except for derivatives* In R$ Million Over Financial Assets (1) 0—30 days 31—365 days 366-720 days Total 720 days 2021 2020 2019 2021 2020 2019 2021 2020 2019 2021 2020 2019 2021 2020 2019 Cash and deposits on demand 44,512 46,224 30,367 — — — ——44,512 46,224 30,367 Interbank investments 195,260 234,755 69,756 32,238 43,276 151,497 4,535 6,273 1,444 1,670 1,092 1,191 233,703 285,396 223,888 Securities purchased under agreements to resell – Funded position (2) 32,435 44,743 26,797 — — — ——32,435 44,743 26,797 Securities purchased under agreements to resell – Financed position 105,875 150,474 17,871 19,355 31,561 144,234 — — — 125,230 182,035 162,105 Interbank deposits (4) 56,950 39,538 25,088 12,883 11,715 7,263 4,535 6,273 1,444 1,670 1,092 1,191 76,038 58,618 34,986 Securities 158,915 239,964 131,195 30,191 16,348 17,669 45,156 17,144 19,846 223,244 101,908 108,011 457,506 375,364 276,721 Government securities—available 145,989 226,615 111,487 453 393 300 483 379 302 6,737 5,779 4,763 153,662 233,166 116,852 Government securities – subject to repurchase commitments 1,337 93 7,744 13,446 3,905 6,616 27,132 6,749 12,445 35,575 15,132 25,366 77,490 25,879 52,171 Private securities—available 11,247 13,256 11,964 13,349 11,113 10,181 12,062 8,352 4,967 133,385 51,927 56,839 170,043 84,648 83,951 Private securities – subject to repurchase commitments 342 — 2,943 937 572 5,479 1,664 2,132 47,547 29,070 21,043 56,311 31,671 23,747 Derivative financial instruments 15,492 17,634 6,998 17,924 17,502 10,959 8,826 6,478 5,355 26,803 34,890 18,542 69,045 76,504 41,854 Net Position 15,492 17,634 6,998 17,924 17,502 10,959 8,826 6,478 5,355 26,803 34,890 18,542 69,045 76,504 41,854 Swaps 1,820 4,064 107 3,803 2,952 4,039 7,341 5,117 4,464 25,050 33,886 17,848 38,014 46,019 26,458 Option 10,599 10,103 4,696 9,216 8,783 3,043 683 992 500 754 540 21,252 20,418 8,456 Forward operations (onshore) 1,595 1,323 940 1,513 757 1,207 3 5 15 — 3,111 2,085 2,162 Other derivative financial instruments 1,478 2,144 1,255 3,392 5,010 2,670 799 364 376 999 464 477 6,668 7,982 4,778 Loan and lease operations portfolio (3) 77,663 60,896 63,401 282,913 236,173 197,090 135,840 114,523 93,203 315,004 317,492 236,982 811,420 729,084 590,676 Other financial assets ——144 6—5 — 8 — 157 6—Total financial assets 491,842 599,473 301,717 363,410 313,305 377,215 194,362 144,418 119,848 566,729 455,382 364,726 1,616,343 1,512,578 1,163,506 (1) The assets portfolio does not include the balance of compulsory deposits in Central Bank, amounting to R$ 104,592 (R$ 90,059 at 12/31/2020) which release of funds is linked to the maturity of the liability portfolios.The amounts of PGBL and VGBL are not included in the assets portfolio because they are covered in Note 26 of the Consolidated Financial Statements. Net of R$ 9,266 (R$ 11,119 at 12/31/2020), which securities are restricted to guarantee transactions at B3 S.A. and the Central Bank of Brazil. Net of payment to merchants of R$ 92,011 (R$ 71,820 at 12/31/2020) and the amount of liabilities from transactions related to credit assignment R$ 1,004 (R$ 1,623 at 12/31/2020) . Includes R$ 40,221 (R$ 32,477 at 12/31/2020) related to Compulsory Deposits w ith Central Banks of other countries. 159

Undiscounted future flows except for derivatives* In R$ Million 0—30 31—365 365—720 Over Financial Liabilities Total days days days 720 days 2021 2020 2019 2021 2020 2019 2021 2020 2019 2021 2020 2019 2021 2020 2019 Deposits 397,416 369,957 266,690 96,669 145,085 69,367 95,397 36,258 20,555 350,792 344,261 211,531 940,274 895,561 568,143 Demand deposits 158,116 134,805 82,306 — — — ——158,116 134,805 82,306 Savings deposits 190,601 179,470 144,558 — — — ——190,601 179,470 144,558 Time deposits 46,938 53,978 37,570 94,040 143,446 68,757 95,149 36,182 20,502 350,791 343,974 211,395 586,918 577,580 338,224 Interbank deposits 933 1,633 2,247 2,629 1,639 610 248 76 53 1 287 136 3,811 3,635 3,046 Other deposits 828 71 9 — — — ——828 71 9 Compulsory deposits (44,124) (36,337) (38,576) (12,461) (16,874) (14,067) (11,797) (4,412) (4,110) (36,210) (32,436) (34,495) (104,592) (90,059) (91,248) Demand deposits (12,012) (6,926) (4,412) — — — ——(12,012) (6,926) (4,412) Savings deposits (25,807) (22,672) (26,234) — — — ——(25,807) (22,672) (26,234) Time deposits (6,305) (6,739) (7,930) (12,461) (16,874) (14,067) (11,797) (4,412) (4,110) (36,210) (32,436) (34,495) (66,773) (60,461) (60,602) Securities sold under repurchase agreements (1) 265,184 260,846 246,499 5,615 5,024 6,509 7,020 5,183 5,218 5,943 22,591 17,585 283,762 293,644 275,811 Funds from acceptances and issuance of securities (2) 2,986 2,391 4,335 35,346 40,463 47,697 30,927 35,189 39,505 83,967 68,573 67,435 153,226 146,616 158,972 Borrowings and onlending (3) 9,875 11,891 6,368 71,278 64,735 65,182 9,491 6,239 6,259 12,868 6,388 7,462 103,512 89,253 85,271 Subordinated Debt (4) 55 6,797 251 27,857 8,428 6,594 16,282 28,994 11,794 48,969 45,762 53,745 93,163 89,981 72,384 Derivative financial instruments 7,153 16,791 6,653 23,799 19,674 12,196 8,596 6,895 9,458 23,656 36,145 19,521 63,204 79,505 47,828 Net Position 7,153 16,791 6,653 23,799 19,674 12,196 8,596 6,895 9,458 23,656 36,145 19,521 63,204 79,505 47,828 Swaps 1,562 7,344 326 3,970 3,612 5,218 6,944 5,573 8,349 22,170 35,260 19,034 34,646 51,789 32,927 Option 4,086 6,355 3,668 16,896 12,381 4,567 786 998 571 779 528 255 22,547 20,262 9,061 Forward operations (onshore) 762 892 753—13 1 — — — 762 905 754 Other derivative financial instruments 743 2,200 1,906 2,933 3,668 2,410 866 324 538 707 357 232 5,249 6,549 5,086 Other financial liabilities ——158 5 — — 3 — 161 5—Total financial liabilities 638,545 632,336 492,220 248,261 266,540 193,478 155,916 114,346 88,679 489,988 491,284 342,784 1,532,710 1,504,506 1,117,161 Includes own and third parties’ portfolios. Includes mortgage notes, real estate credit bills, agribusiness, financial bills and structured operations certificates recorded in interbank and institutional market funds and liabilities for issuance of debentures and foreign securities recorded in funds from institutional markets. Recorded in funds from interbank markets. Recorded in funds from institutional markets. 160

d) Sources of financing used for working capital and investments in non-current assets

The table below presents our average deposits and borrowings for the 12-month periods ended December 31, 2021 and 2020:

Deposits and Average Loans	12/31/2021		12/31/2020	
	Average balance	% of total funding	Average balance	% of total funding
	(In millions of R$, except percentages)			
Interest-bearing liabilities	**1,557,003**	**77.3%**	**1,487,359**	**78.4%**
Interest-bearing deposits	667,407	**33.1%**	569,449	**30.0%**
Savings deposits	184,469	**9.2%**	161,226	**8.5%**
Deposits from banks and time deposits	482,938	**24.0%**	408,223	**21.5%**
Securities sold under repurchase agreements	249,691	**12.4%**	287,212	**15.1%**
Interbank market debt and Institutional market debt	299,712	**14.9%**	307,600	**16.2%**
Interbank market debt	161,931	**8.0%**	174,466	**9.2%**
Institutional market debt	137,781	**6.8%**	133,135	**7.0%**
Reserves for insurance and private pension and Liabilities for capitalization plans	221,084	**11.0%**	220,274	**11.6%**
Other interest-bearing liabilities	119,109	**5.9%**	102,824	**5.4%**
Non-interest bearing liabilities	**300,039**	**14.9%**	**261,483**	**13.8%**
Non-interest bearing deposits	145,306	**7.2%**	262,081	**13.8%**
Other non-interest-bearing liabilities	154,733	**7.7%**	112,519	**5.9%**
Total stockholders' equity attributed to the owners of the parent company	**146,678**	**7.3%**	**135,087**	**7.1%**
Non-controlling interests	**11,577**	**0.6%**	**12,552**	**0.7%**
Total	**2,015,297**	**100.0%**	**1,897,080**	**100.0%**

Our main sources of funding are interest-bearing deposits, deposits received under repurchase agreements, on-lending from government financial institutions, lines of credit with foreign banks and the issuance of securities abroad. Please see "Note 15 – Deposits" to our audited consolidated financial statements for further details about funding.

We may from time to time seek to retire or purchase our outstanding debt, including our subordinated notes (subject to the approval of the Central Bank), and senior notes, through cash purchases in the open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. Notes repurchased may be held, cancelled or resold and any resale thereof will need to comply with applicable requirements or exemptions under the relevant securities laws.

Some of our long-term debt provides for acceleration of the outstanding principal balance upon the occurrence of specified events, which are events ordinarily found in long-term financing agreements. Up to December 31, 2021, none of these events, including any events of default or failure to satisfy financial covenants, have occurred.

Under Brazilian law, cash dividends may only be paid if the subsidiary paying such dividends has reported a profit in its financial statements. In addition, subsidiaries that are financial institutions are prohibited from making loans to Itaú Unibanco Holding, but they are allowed to make deposits in Itaú Unibanco Holding, which represent interbank certificates of deposit (Certificado de Depósito Interbancário). These restrictions have not had, and are not expected to have, a material impact on our ability to meet our cash obligations.

The table below presents the breakdown of our sources of funding on December 31, 2021, 2020 and 2019:

161

Breakdown of our sources of funding	2021	% of total funding	2020	% of total funding	2019	% of total funding
			(In million of R$, except percentages)			
Deposits	**850,372**	**59.9**	**809,010**	**58.8**	**507,060**	**48.6**
Demand deposits	158,116	11.1	134,805	9.8	82,306	7.9
Saving deposits	190,601	13.4	179,470	13.0	144,558	13.9
Time deposits	497,051	35.0	491,234	35.7	277,166	26.6
Interbank deposits	3,776	0.3	3,430	0.2	3,021	0.3
Other	828	0.1	71	0.0	9	0.0
Securities sold under repurchase agreement	**252,848**	**17.8**	**273,364**	**19.9**	**256,583**	**24.6**
Interbank market debt	**177,145**	**12.5**	**156,035**	**11.3**	**174,862**	**16.8**
Mortgage notes	30,998	2.2	11,029	0.8	4,320	0.4
Real estate credit bills	10,663	0.8	4,205	0.3	7,635	0.7
Agribusiness credit bills	13,701	1.0	14,285	1.0	21,204	2.0
Financial credit bills	24,059	1.7	43,589	3.2	65,433	6.3
Import and export financing	86,948	6.1	71,470	5.2	64,622	6.2
On lending-domestic	10,776	0.8	11,457	0.8	11,648	1.1
Institucional market debt	**138,636**	**9.8**	**138,308**	**10.0**	**104,244**	**10.0**
Subordinated debt	75,036	5.3	74,916	5.4	59,462	5.7
Foreign borrowings through securities	62,843	4.4	62,433	4.5	43,672	4.2
Structured Operations Certificates	757	0.1	959	0.1	1,110	0.1
Total	**1,419,001**	**100.0**	**1,376,717**	**100.0**	**1,042,749**	**100.0**

e) Sources of financing for working capital and investments in noncurrent assets intended to be used to cover liquidity deficiencies

Our Board of Directors determines our policy regarding liquidity risk management and establishes broad quantitative liquidity risk management limits in line with our risk appetite. The CSRML (Comitê Superior de Risco de Mercado e Liquidez), composed of members of senior management, is responsible for strategic liquidity risk management in line with the board-approved liquidity risk framework and risk appetite. In establishing our guidelines, the CSRML considers the liquidity implications of each market segment and product. Our institutional treasury unit is responsible for the day-to-day management of the Itaú Unibanco Group's liquidity profile, within the parameters set by our Board of Directors and the CSRML. This includes an oversight responsibility with respect to all business units operating outside of Brazil.

We maintain separate liquidity pools at our Brazilian operations and at each of our subsidiaries outside of Brazil. Our Brazilian operations include financial institutions in Brazil and the entities used by the Brazilian operations for funding and serving their clients abroad. Each of our subsidiary has its own treasury function with appropriate autonomy to manage liquidity according to local needs and regulations, while remaining in compliance with the liquidity limits established by our senior management. In general, there are rarely liquidity transfers between subsidiaries or between the head office and a subsidiary, except under very specific circumstances (e.g., targeted capital increases).

National Monetary Council ("CMN") regulations establish capital conservation and countercyclical buffers for Brazilian financial institutions such as ourselves, and determines their minimum percentages as well as which sanctions and limitations will apply in case of non-compliance with such additional requirements.

We define our consolidated group operational liquidity reserve as the total amount of assets that can be rapidly turned into cash, based on local market practices and legal restrictions. The operational liquidity reserve generally includes cash and deposits on demand, funded positions of securities purchased under agreements to resell and unencumbered government securities.

The following table presents our operational liquidity reserve as of December 31, 2021, 2020 and 2019:

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Operational Liquidity Reserve	As of December 31,			2021 Average Balance[1]
	2021	2020	2019	
	(In millions of R$)			
Cash	44,512	46,224	30,367	42,433
Securities purchased under agreements to resell – Funded position [2]	32,436	44,743	26,797	38,095
Unencumbered government securities[3]	152,099	232,245	115,774	193,130
Operational reserve	**229,047**	**323,212**	**172,938**	**273,658**

(1) Average calculated based on audited quarter financial statements.
(2) Net of R$ 9,266 in 12/31/2021 (R$ 11,119 at 12/31/2020 and R$ 8,544 at 12/31/2019), which securities are restricted to guarantee transactions at B3 S.A. – Brasil, Bolsa, Balcão (B3) and the Central Bank.
(3) Presente values are included as a results of the change in the reporting od future flows of assets that are now reported as future value as of September 2016.

Our management controls our liquidity reserves by projecting the resources that will be available for investment by our treasury department. The technique we employ involves the statistical projection of scenarios for our assets and liabilities, considering the liquidity profiles of our counterparties.

Short-term minimum liquidity limits are defined according to guidelines set by the CSRML. These limits aim to ensure that the Itaú Unibanco Group always has sufficient liquidity available to cover unforeseen market events. These limits are revised periodically, based on the projection of cash needs in a typical market situations (i.e., stress scenarios).

Management of liquidity makes it possible for us to simultaneously meet our operating requirements, protect our capital and exploit market opportunities. Our strategy is to maintain adequate liquidity to meet our present and future financial obligations and to capitalize on business opportunities as they arise.

We are exposed to effects of the disruptions and volatility in the global financial markets and the economies in those countries where we do business, especially Brazil. However, due to our stable sources of funding, which include a large deposit base, the large number of correspondent banks with which we have long-standing relationships, as well as facilities in place which enable us to access further funding when required, we have not historically experienced liquidity challenges, even during periods of disruption in the international financial markets.

Liquidity Ratios

The Basel III Framework introduced global liquidity standards, providing for minimum liquidity requirements and aims to ensure that banks can rely on their own sources of liquidity, leaving central banks as a lender of last resort. Basel III provides for two liquidity ratios to ensure that financial institutions have sufficient liquidity to meet their short-term and long-term obligations: (i) the liquidity coverage ratio, or LCR, and (ii) the net stable funding ratio, or NSFR.

We believe that the LCR and NSFR provide more relevant information than an analysis of summarized cash flows.

We present below a discussion of our LCR for the three-month period ended on December 31, 2021 and NSFR for the year ended on December 31, 2021.

Liquidity Coverage Ratio

The LCR measures the short-term resistance of a bank's liquidity risk profile. It is the ratio of the stock of high-quality liquid assets to expected net cash outflows over the next 30 days, assuming a scenario of idiosyncratic or systemic liquidity stress.

We calculate our LCR according to the methodology established in Central Bank Circular No. 3,749/2015. We measure our total high liquidity assets for the end of each period to cash outflows and inflows as the daily average value for each period. Pursuant to Central Bank regulations, effective as of January 1, 2019, the minimum LCR is 100%.

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Liquidity Coverage Ratio	Three-month periods ended December 31, 2021	December 31, 2020
	Total Weighted Value (average)	
	(In millions of R$)	
Total High Liquidity Assets (HQLA)[1]	307,280	343,174
Cash Outflows[2]	341,053	309,652
Cash Inflows[3]	147,960	133,297
Total Net Cash Outflows	193,093	176,355
LCR%	159.1%	194.6%

(1) High Quality Liquidity Assets correspond to inventories, in some cases weighted by a discount factor, of assets that remain liquid in the market even in periods of stress, that can easily be converted into cash and that are classified as low risk.

(2) Outflows — total potential cash outflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749.

(3) Inflows — total potential cash inflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749.

Our average LCR as of December 31, 2021 was 159.1% and, accordingly, above Central Bank requirements.

Net Stable Funding Ratio

The NSFR measures long-term liquidity risk. It is the ratio of available stable funding to required stable funding over a one-year time period, assuming a stressed scenario.

We calculate our NSFR according to the methodology established in Central Bank Circular No. 3,869/2017. The NSFR corresponds to the ratio of our available stable funds (ASF) for the end of each period to our required stable funds (RSF) for the end of each period.

Pursuant to Central Bank regulations, effective as of October 1, 2018, the minimum NSFR is 100%.

Net Stable Funding Ratio	As of December 31, 2021	2020
	Total Ajusted Value	
	(In millions of R$)	
Total Available Stable Funding (ASF)[1]	1,016,989	956,033
Total Required Stable Funding (RSF)[2]	839,830	758,907
NSFR (%)	**121.1%**	**126.0%**

(1) ASF – Available Stable Funding – refers to liabilities and equity weighted by a discount factor according to their stability, pursuant to Central Bank Circular 3,869/2017.

(2) RSF – Required Stable Funding – refers to assets and off-balance exposures weighted by a discount factor to their necessity, pursuant to Central Bank Circular 3,869/2017.

As of December 31, 2021, our ASF totaled R$1,017.0 billion, mainly due to capital and Retail Banking and Wholesale Banking funding, and our RSF totaled R$839.8 billion, particularly due to loans and financing with Wholesale Banking and Retail Banking customers, central governments and transactions with central banks.

As of December 31, 2021, our NSFR was 121.1% and, accordingly, above Central Bank requirements.

f) Indebtedness ratios and characteristics of these debts, also describing:

I - Relevant loan and financing agreements
II - other long-term relationships with financial institutions

The Issuer has funding, borrowings and onlending as its main sources of financing, and a significant portion comes from the retail banking segment. Total funds from clients reached R$1,068.6 billion (R$1,022.5 billion on December 31, 2020 and R$715.3 billion on December 31, 2019), and noteworthy were time deposits. A significant portion of these funds – 37.9% of total or R$405.2 billion – is immediately available to the client. However, the historical behavior of the accumulated balance of the two largest items - demand deposits and savings - is relatively consistent: the sum of their balances grows over time and there is an excess of cash inflows over outflows when comparing the monthly averages of the flows.

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The table below shows the breakdown of funding with maturities of up to 30 days and total funds from clients.

R$ million

Funding from clients	12/31/2021			12/31/2020			12/31/2019		
	0-30 days	**Total**	**%**	**0-30 days**	**Total**	**%**	**0-30 days**	**Total**	**%**
Deposits	402,930	850,372	-	370,604	809,010	0	272,447	507,060	-
Demand deposits	158,116	158,116	14.8	134,805	134,805	13.2	82,306	82,306	11.5
Saving deposits	190,601	190,601	17.9	179,470	179,470	17.5	144,558	144,558	20.1
Time deposits	52,563	497,051	46.5	55,778	491,234	48.0	44,855	277,166	38.8
Other	1,650	4,604	0.4	551	3,501	0.3	728	3,030	0.4
Fund from acceptances and issurance of securities (1)	2,310	143,138	13.4	1,978	136,638	13.4	4,293	143,569	20.2
Funds from own issue (2)	-	21	-	218	1,985	0.2	235	5,258	0.7
Subordinated Debt	-	75,036	7.0	6,657	74,916	7.3	2	59,462	8.3
Total	**405,240**	**1,068,567**	**100.0**	**379,457**	**1,022,549**	**100.0**	**276,977**	**715,349**	**100.0**

(1) Includes mortgage notes, real estate credit bills, agribusiness, financial and structured operations certificates recorded in interbank market and debts and liabilities for issuance of debentures and foreign borrowing and securities recorded in funds from institutional markets.

(2) Refer to deposits received under repurchase agreements with securities from own issue.

III - Level of subordination between debts

In the case of judicial or extrajudicial liquidation of the Issuer, the several bankrupt estate creditors are paid according to priority. Particularly in relation to debt that comprise the Issuer's indebtedness, the following priority must be followed: secured debts, unsecured debts, subordinated debt eligible to make up Tier II of the Issuer's preferential Equity, and subordinated debt eligible to make up Tier I of the Issuer's Referential Equity. It is worth mentioning that creditors with secured debts are given priority in relation to others, up to the limit of the asset pledged in guarantee, but they are deemed unsecured creditors in relation to the amount exceeding such limit. Although no subordination exists between the many unsecured creditors or between the creditors of the same type of subordinated debt likewise, creditors with subordinated debt eligible to make up Tier II of the Issuer's Referential Equity are given priority in relation to creditors with subordinated debt eligible to make up Tier I of the Issuer's Referential Equity.

Funds raised with the issuance of subordinated debt securities are as follows:

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Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a	Account balance 12/31/2021
Subordinated financial bills - BRL					
	6	2011	2021	109.25% to 110.5% of CDI	-
	2313	2012	2022	IPCA + 5.15% to 5.83%	6,380
	20	2012	2022	IGPM + 4.63%	44
	2146	2019	perpetual	114% of SELIC	2,187
	935	2019	perpetual	SELIC + 1.17% to 1.19%	976
	50	2019	2028	CDI + 0.72%	55
	2281	2019	2029	CDI + 0.75%	2,502
	450	2020	2029	CDI + 2%	481
	106	2020	2030	IPCA + 4.64%	125
	1556	2020	2030	CDI + 2%	1,664
	5488	2021	2031	CDI + 2%	5,651
				Total	**20,065**
Subordinated euronotes - USD					
	1,000	2010	2021	5.75%	-
	1,042	2011	2021	5.75% to 6.2%	-
	550	2012	2021	6.2%	-
	2,592	2012	2022	5.5% to 5.65%	14,742
	1,858	2012	2023	5.13%	10,432
	1,250	2017	perpetual	6.13%	6,997
	750	2018	perpetual	6.5%	4,262
	750	2019	2029	4.5%	4,205
	700	2020	perpetual	4.6%	3,967
	500	2021	2031	3.9%	2,804
				Total	**47,409**
Subordinated bonus - CLP	27,776	1997	2022	7.45% to 8.30%	36
	180,351	2008	2033	3.50% to 4.92%	1,423
	97,962	2009	2035	4.75%	1,079
	1,060,250	2010	2032	4.35%	106
	1,060,250	2010	2035	3.90% to 3.96%	244
	1,060,250	2010	2036	4.48%	1,160
	1,060,250	2010	2038	3.93%	845
	1,060,250	2010	2040	4.15% to 4.29%	651
	1,060,250	2010	2042	4.45%	317
	57,168	2014	2034	3.80%	414
				Total	**6,275**
Subordinated bonus - COP	104,000	2013	2023	IPC + 2%	145
	146,000	2013	2028	IPC + 2%	203
	648,171	2014	2024	LIB	939
				Total	**1,287**
Total					**75,036**

IV - Any restrictions imposed on the issuer, particularly in relation to indebtedness limits and raising of new debt, distribution of dividends, disposal of assets, issue of new securities and disposal of stockholding control, and whether the issuer complies with these restrictions.

Itaú Unibanco Holding S.A. (or Issuer) set up a program to issue and distribute notes through certain financial intermediaries ("Program") in March 2010. This Program, as currently existing, establishes that the Issuer itself, or its Cayman Islands branch, may issue senior or subordinated notes, the latter of which are eligible, according to its terms, to make up Tier I or Tier II of the Issuer's Referential Equity ("Notes") up to the limit of one hundred billion U.S. dollars (US$100,000,000,000.00).

This Program contains financial covenants that determine the acceleration of the unpaid principal amount of the Notes upon the occurrence of certain events, also known as Events of Default, as it is ordinarily included in long-term financing contracts. The Events of Default applicable to the Senior Notes issued under the Program are: (i) nonpayment of financial obligations (principal and interest) due with respect of the Notes (nonpayment); (ii) noncompliance with other material obligations assumed under the corresponding Note other than a financial obligation to pay any amounts under the Notes (breach of other obligations); (iii) default of other debts assumed by Itaú Unibanco Holding S.A. or acceleration of other debts assumed by Itaú Unibanco Holding S.A. or its relevant subsidiaries (understood as those accounting for at least 10% of total consolidated assets disclosed in the latest annual balance sheet) at an amount equal to or greater than 0.8% of Itaú Unibanco Holding S.A's regulatory capital (cross default); (iv) dissolution (provided that not related to a corporate transaction in which all Itaú Unibanco Holding's obligations under the Senior Notes are assumed by the successor), insolvency or bankruptcy of Itaú Unibanco Holding S.A. (dissolution and insolvency); and (v) any events that under Brazilian law have effects similar to those described in item (iv). The Events of Default applicable to the Subordinated Notes issued

166

under the Program up to August 4, 2016 are as follows: (i) nonpayment of financial obligations (non-payment); (ii) dissolution (provided that not related to a merger, takeover or recovery not involving bankruptcy or insolvency, in which all Itaú Unibanco Holding’s obligations are assumed by the successor), insolvency or bankruptcy of Itaú Unibanco Holding (dissolution and insolvency); and (iii) any events that under Brazilian law have effects similar to those described in item (ii). The Events of Default applicable to the Subordinated Notes issued under the Program after August 4, 2016 are described below. On August 4, 2016, the Program was amended to conform to the provisions of National Monetary Council (CMN) Resolution No. 4,192, of March 1, 2013 (revoked and replaced, as from January 2, 2022, by CMN Resolution No. 4,955, of October 21, 2021, but with no impact on the terms of the Program described below). Any Subordinated Notes issued after that date are subject to permanent termination in the following events: (i) the Issuer disclosing that its Core Capital is at a level lower than 5.125% (for Subordinated Notes eligible to make up Tier I of the Issuer’s Referential Equity) or 4.5% (for Subordinated Notes eligible to make up Tier II of the Issuer’s Referential Equity) of their risk-weighted assets (RWA); (ii) execution of a commitment to contribute funds to the Issuer, if the exception provided for in the heading of Article 28 of Supplementary Law No. 101, of May 4, 2000, occurs; (iii) the Central Bank of Brazil decides on either a special temporary administration or intervention in the Issuer; or (iv) the Central Bank of Brazil decides on the expiration of Subordinated Notes, according to the criteria set forth by the National Monetary Council. Additionally, the Subordinated Notes eligible to make up the Tier I of the Issuer’s Referential Equity provides for (i) the payment of related interest earned only through funds from profits and revenue reserves subject to distribution in the last calculation period; and (ii) the suspension of payment of any related interest earned (a) exceeding the amounts available for this purpose; (b) in the same proportion of the restriction imposed by the Central Bank of Brazil to the dividend distribution or other results related to shares eligible to the Issuer’s Core Capital; (c) in the same percentages of retention as the amount payable or distributable as (x) variable compensation to management members; and (y) dividends and interest on capital, in view of any insufficiency of Additional Core Capital. Regarding the aforementioned events, any interest of which payment is suspended will be deemed terminated. None of situations described above will be deemed an Event of Default or another factor giving rise to debt acceleration in any legal business in which the Issuer takes part. The Events of Default applicable to Subordinated Notes eligible to make up the Issuer’s Referential Equity issued after August 4, 2016 are as follows: (i) nonpayment of financial obligations (non-payment), even though its occurrence causes no acceleration of the outstanding balance of these Notes; (ii) dissolution (provided that not related to a corporate transaction in which all Itaú Unibanco Holding S.A.’s obligations under the Senior Notes are assumed by the successor), insolvency or bankruptcy of Itaú Unibanco Holding S.A. (dissolution and insolvency) and (iii) any events that under the Brazilian law have effects similar to those described in item (ii). By December 31, 2021, none of the aforementioned financial covenants have been breached nor there was any noncompliance with any financial obligation assumed under the Program. To date, the following issuances (the “Issuances“) have been completed in accordance with the Program: (i) First Issuance: Subordinated Notes amounting to one billion U.S. dollars (US$1,000,000,000.00) issued on April 15, 2010, settled on April 15, 2020, which were accepted for listing and trading on the Luxembourg Stock Exchange; (ii) Second Issuance: Subordinated Notes amounting to one billion U.S. dollars (US$1,000,000,000.00) issued on September 23, 2010, settled on January 22, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange; (iii) Third Issuance: Senior Notes amounting to five hundred million Reais (R$500,000,000.00) issued on November 23, 2010, settled on November 23, 2015; (iv) Reopening of the Second Issuance: Subordinated Notes amounting to two hundred and fifty million U.S. dollars (US$250,000,000.00) issued on January 31, 2011, settled on January 22, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange. The Subordinated Notes described herein have been issued and distributed through the reopening the second issuance of Subordinated Notes and are the second series of the second issuance of the Subordinated Notes under the Program. The Subordinated Notes issued in the first series and the Subordinated Notes issued in the second series of the second issuance share the same ISIN and CUSIP code and are fungible with each other; (v) Fourth Issuance: Subordinated Notes amounting to five hundred million U.S. dollars (US$500,000,000.00) issued on June 21, 2011, settled on December 21, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange; (vi) Reopening of the Fourth Issuance: Subordinated Notes amounting to five hundred fifty million U.S. dollars (US$550,000,000.00) issued on January 24, 2012, settled on December 21, 2021, which were accepted 167 for listing and trading on the Luxembourg Stock Exchange. The Subordinated Notes described herein have been issued and distributed through the reopening the fourth issuance of Subordinated Notes and are the second series of the fourth issuance of the Subordinated Notes under the Program. The Subordinated Notes issued in the first series and the Subordinated Notes issued in the second series of the Fourth Issuance share the same ISIN and CUSIP code and are fungible with each other; (vii) Fifth Issuance: Subordinated Notes amounting to one billion, two hundred fifty million U.S. dollars (US$1,250,000,000.00) issued on March 19, 2012, with maturity on March 19, 2022, which were accepted for listing and trading on the Luxembourg Stock Exchange; (viii) Sixth Issuance: Subordinated Notes amounting to one billion, three hundred seventy-five million U.S. dollars (US$1,375,000,000.00) issued on August 6, 2012, with maturity on August 6, 2022, which were accepted for listing and trading on the Luxembourg Stock Exchange; (ix) Seventh Issuance: Subordinated Notes amounting to one billion, eight hundred seventy million U.S. dollars (US$1,870,000,000.00) issued on November 13, 2012, with maturity on May 13, 2023, which were accepted for listing and trading on the Luxembourg Stock Exchange; (x) Eighth Issuance: Senior Notes amounting to one billion, fifty million U.S. dollars (US$1,050,000,000.00) issued on May 26, 2015, settled on May 26, 2018; (xi) Ninth Issuance: Perpetual Subordinated Notes amounting to one billion, two hundred fifty million U.S. dollars (US$1,250,000,000.00) issued on December 12, 2017, which were accepted for listing and trading on the Luxembourg Stock Exchange; (xii) Tenth Issuance: Perpetual Subordinated Notes amounting to seven hundred fifty million U.S. dollars (US$750,000,000.00) issued on March 19, 2018, which were accepted for listing and trading on the Luxembourg Stock Exchange; (xiii) Eleventh Issuance: Tier 2 Subordinated Notes amounting to seven hundred fifty million U.S. dollars (US$750,000,000.00) issued on November 21, 2019, with maturity on November 21, 2029, which were accepted for listing and trading on the Luxembourg Stock Exchange; (xiv) Twelfth Issuance: Senior Notes amounting to one billion U.S. dollars (US$1,000,000,000.00) issued on January 24, 2020, with maturity on January 24, 2023, which were accepted for listing and trading on the Luxembourg Stock Exchange; (xv) Thirteenth Issuance: Senior Notes amounting to five hundred million U.S. dollars (US$500.000.000,00) issued on January 24, 2020, with maturity on January 24, 2025, which were accepted for listing and trading on the Luxembourg Stock Exchange; (xvi) Fourteenth Issuance: Perpetual Subordinated Notes amounting to seven hundred million U.S. dollars (US$700,000,000.00) issued on February 27, 2020, which were accepted for listing and trading on the Luxembourg Stock Exchange; (xvii) Fifteenth Issuance: Tier 2 Subordinated Notes amounting to five hundred million U.S. dollars (US$500.000.000,00) issued on January 15, 2021, with maturity on April 15, 2031, which were accepted for listing and trading on the Luxembourg Stock Exchange. The Program and the Issuances place certain conditions and restrictions on the Issuer, as follows: Disposal of Assets and Stockholding Control. The Issuer is allowed to dispose of all or a substantial portion of its assets, including through corporate restructuring (such as merger and spin-off processes) without the consent of the owners of the Notes, provided that, as a result of the transactions below: (i) the entity receiving these assets or succeeding the Issuer undertakes to comply with all repayment obligations of the principal and interest arising from any notes issued under this Program, as well as to assume all other obligations imposed on the Issuer; no event of default occurs by carrying out these transactions; and based any public announcement of the transaction and before its completion, the Issuer’s management represent to the trustee that the asset disposal is in compliance with the obligations and restrictions imposed on the Issuer, and the Issuer’s legal advisors deliver a legal opinion to the trustee on the assumption of obligations arising from the Program by the new entity taking over the assets or succeeding the Issuer. 168

g) Limits on financing already contracted and percentages used Itaú Unibanco Holding is subject to parameters required by monetary authorities, in accordance with the Basel principles. Management considers the current Basel ratio to be appropriate (14.7% based on the Prudential Conglomerate, of which 13.0% of Tier I and 1.7% of Tier II). Furthermore, Itaú Unibanco Holding exceeds the minimum Referential Equity required by R$77,490 million (R$67,867 million on December 31, 2020), higher than the Additional Core Capital of R$34,615 million (R$23,450 million on December 31, 2020), widely covered by available capital. h) Significant changes in each item of the financial statements 169

Assets	12/31/2021	%	12/31/2020	%	12/31/2019	%	2021 x 2020	2020 X 2019
Cash	44,512	2.2%	46,224	2.3%	30,367	1.9%	(3.7%)	52.2%
Financial Assets	1,915,573	92.6%	1,851,322	91.7%	1,501,481	91.7%	3.5%	23.3%
At Amortized Cost	1,375,782	66.5%	1,275,799	63.2%	1,101,892	67.3%	7.8%	15.8%
Compulsory deposits in the Central Bank of Brazil	104,592	5.1%	90,059	4.5%	91,248	5.6%	16.1%	(1.3%)
Interbank deposits	69,942	3.4%	55,685	2.8%	34,583	2.1%	25.6%	61.0%
Securities purchased under agreements to resell	169,718	8.2%	239,943	11.9%	198,428	12.1%	(29.3%)	20.9%
Voluntary Investments at the Central Bank of Brazil	5,800	0.3%	-	-	-	-	-	-
Securities	147,746	7.1%	129,804	6.4%	133,119	8.1%	13.8%	(2.5%)
Loan and lease operations	822,590	39.8%	714,104	35.4%	585,791	35.8%	15.2%	21.9%
Other financial assets	96,473	4.7%	93,255	4.6%	94,752	5.8%	3.5%	(1.6%)
(-) Provision for Expected Loss	(41,079)	-2.0%	(47,051)	-2.3%	(36,029)	-2.2%	(12.7%)	30.6%
At Fair Value Through Other Comprehensive Income	105,622	5.1%	109,942	5.4%	76,660	4.7%	(3.9%)	43.4%
Securities	105,622	5.1%	109,942	5.4%	76,660	4.7%	(3.9%)	43.4%
At Fair Value Through Profit or Loss	434,169	21.0%	465,581	23.1%	322,929	19.7%	(6.7%)	44.2%
Securities	364,967	17.6%	389,071	19.3%	281,075	17.2%	(6.2%)	38.4%
Derivatives	69,045	3.3%	76,504	3.8%	41,854	2.6%	(9.7%)	82.8%
Other financial assets	157	0.0%	6	0.0%	-	0.0%	2516.7%	0.0%
Tax assets	58,433	2.8%	66,095	3.3%	48,960	3.0%	(11.6%)	35.0%
Income tax and social contribution - current	1,636	0.1%	3,547	0.2%	1,644	0.1%	(53.9%)	115.8%
Income tax and social contribution - deferred	50,831	2.5%	56,583	2.8%	38,914	2.4%	(10.2%)	45.4%
Other	5,966	0.3%	5,965	0.3%	8,402	0.5%	0.0%	(29.0%)
Other assets	16,494	0.8%	15,773	0.8%	14,691	0.9%	4.6%	7.4%
Investments in associates and joint ventures	6,121	0.3%	15,570	0.8%	15,097	0.9%	(60.7%)	3.1%
Fixed assets, net	6,963	0.3%	6,937	0.3%	7,166	0.4%	0.4%	(3.2%)
Goodwill and Intangible assets, net	21,110	1.0%	17,330	0.9%	19,719	1.2%	21.8%	(12.1%)
Total assets	**2,069,206**	**100.0%**	**2,019,251**	**100.0%**	**1,637,481**	**100.0%**	**2.5%**	**23.3%**

Liabilities and stockholders' equity	12/31/2021	%	12/31/2020	%	12/31/2019	%	2021 x 2020	2020 X 2019
Financial Liabilities	1,621,786	78.4%	1,579,686	78.2%	1,211,999	74.0%	2.7%	30.3%
At Amortized Cost	1,553,107	75.1%	1,495,641	74.1%	1,159,830	70.8%	3.8%	29.0%
Deposits	850,372	41.1%	809,010	40.1%	507,060	31.0%	5.1%	59.5%
Securities sold under repurchase agreements	252,848	12.2%	273,364	13.5%	256,583	15.7%	(7.5%)	6.5%
Interbank market funds	177,145	8.6%	156,035	7.7%	174,862	10.7%	13.5%	(10.8%)
Institutional market funds	138,636	6.7%	138,308	6.8%	104,244	6.4%	0.2%	32.7%
Other financial liabilities	134,106	6.5%	118,924	5.9%	117,081	7.2%	12.8%	1.6%
At Fair Value Through Profit or Loss	63,479	3.1%	79,653	3.9%	48,029	2.9%	(20.3%)	65.8%
Derivatives	63,204	3.1%	79,505	3.9%	47,828	2.9%	(20.5%)	66.2%
Structured notes	114	0.0%	143	0.0%	201	0.0%	(20.3%)	(28.9%)
Other financial liabilities	161	0.0%	5	0.0%	-	0.0%	3120.0%	0.0%
Provision for Expected Loss	5,200	0.3%	4,392	0.2%	4,140	0.3%	18.4%	6.1%
Loan commitments	4,433	0.2%	3,485	0.2%	3,303	0.2%	27.2%	5.5%
Financial guarantees	767	0.0%	907	0.0%	837	0.1%	(15.4%)	8.4%
Provision for insurance and private pensions	214,976	10.4%	221,000	10.9%	218,334	13.3%	(2.7%)	1.2%
Provisions	19,592	0.9%	19,819	1.0%	21,454	1.3%	(1.1%)	(7.6%)
Tax liabilities	6,246	0.3%	5,710	0.3%	7,891	0.5%	9.4%	(27.6%)
Income tax and social contribution - current	2,450	0.1%	2,878	0.1%	3,997	0.2%	(14.9%)	(28.0%)
Income tax and social contribution - deferred	280	0.0%	421	0.0%	1,058	0.1%	(33.5%)	(60.2%)
Other	3,516	0.2%	2,411	0.1%	2,836	0.2%	45.8%	(15.0%)
Other liabilities	42,130	2.0%	38,511	1.9%	28,338	1.7%	9.4%	35.9%
Total liabilities	**1,904,730**	92.1%	**1,864,726**	92.3%	**1,488,016**	**90.9%**	**2.1%**	**25.3%**
Total stockholders' equity attributed to the owners of the parent	**152,864**	7.4%	**142,993**	7.1%	**136,925**	**8.4%**	**6.9%**	**4.4%**
Capital	90,729	4.4%	97,148	4.8%	97,148	5.9%	(6.6%)	0.0%
Treasury shares	(528)	0.0%	(907)	0.0%	(1,274)	-0.1%	(41.8%)	(28.8%)
Capital reserves	2,250	0.1%	2,326	0.1%	-	-	(3.3%)	-
Profit reserves	66,161	3.2%	47,347	2.3%	-	-	39.7%	-
Other comprehensive income	(5,748)	-0.3%	(2,921)	-0.1%	(3,950)	-0.2%	96.8%	(26.1%)
Non-controlling interests	**11,612**	0.6%	**11,532**	**0.6%**	**12,540**	**0.8%**	**0.7%**	**(8.0%)**
Total stockholders' equity	**164,476**	7.9%	**154,525**	**7.7%**	**149,465**	**9.1%**	**6.4%**	**3.4%**
Total liabilities and stockholders' equity	**2,069,206**	**100.0%**	**2,019,251**	**100.0%**	**1,637,481**	**100.0%**	**2.5%**	**23.3%**

170

The analysis of the asset and financial operation highlights is presented in items 10.1 a) and 10.2 a), respectively, of this form.

10.2 Executive officers should comment on:

a) Results of operations, in particular:
I - Description of any important components of revenue
II - Factors that materially affected operating income and expenses

Results of Operations for the Years Ended December 31, 2021, 2020 and 2019

Highlights

The table below sets forth our summarized consolidated statement of income for the years ended December 31, 2021, 2020 and 2019.

Please see our audited consolidated financial statements for further information about our Consolidated Statement of Income.

Summarized Consolidated Statement of Income	**For the years ended December 31**			**Variation 2021 - 2020**		**Variation 2020 - 2019**	
	2021	**2020**	**2019**	**R$ million**	**%**	**R$ million**	**%**
	(In millions of R$)						
Operating revenues	**126,374**	**100,199**	**117,079**	**26,175**	**26.1**	**(16,880)**	**(14.4)**
Net interest income[(1)]	75,209	50,053	69,350	25,156	50.3	(19,297)	(27.8)
Non-interest income[(2)]	51,165	50,146	47,729	1,019	2.0	2,417	5.1
Expected loss from financial assets and claims	**(14,379)**	**(25,980)**	**(18,567)**	**11,601**	**(44.7)**	**(7,413)**	**39.9**
Other operating income (expenses)	**(69,764)**	**(68,989)**	**(67,269)**	**(775)**	**1.1**	**(1,720)**	**2.6**
Net income before income tax and social contribution	**42,231**	**5,230**	**31,243**	**37,001**	**707.5**	**(26,013)**	**(83.3)**
Current and deferred income and social contribution taxes	(13,847)	9,834	(3,430)	(23,681)	(240.8)	13,264	(386.7)
Net income	**28,384**	**15,064**	**27,813**	**13,320**	**88.4**	**(12,749)**	**(45.8)**
Net income attributable to owners of the parent company	**26,760**	**18,896**	**27,113**	**7,864**	**41.6**	**(8,217)**	**(30.3)**

(1) Includes:

(i) interest and similar income (R$129,253 million, R$114,369 million e R$118,151 million in the years ended December 31, 2021, 2020 and 2019, respectively);
(ii)interest and similar expenses (R$(69,305) million, R$(73,558) million and R$(75,958) million for the years ended December 31, 2021, 2020 and 2019, respectively);
(iii) income from financial assets and liabilities at fair value through profit or loss (R$16,678 million, R$6,553 million and R$26,230 million in the years ended December 31, 2021, 2020 and 2019, respectively); and
(iv) result of foreign exchange transactions and exchange variation of transactions abroad (R$(1,417) million, R$2,689 million and R$927 million in the years ended December 31, 2021, 2020 and 2019, respectively).

(2) Includes commissions and banking fees, income from insurance and private pension operations before claim and selling expenses and other income.

Year ended December 31, 2021 compared to December 31, 2020.

Net income attributable to stockholders of the parent company increased by 41.6% to R$26,760 million for the year ended December 31, 2021 from R$18,896 million for the same period of 2020. This result is mainly due to a 26.1% increase in operating revenues and a 44.7% decrease in expected loss from financial assets and claims. The decrease in current and deferred income and social contribution taxes by R$23,681 million had a negative effect on our net income attributable to owners of the parent company. These line items are further described below:

Net interest income increased by R$25,156 million, or 50.3%, for the year ended December 31, 2021 compared to the same period of 2020, mainly due to (i) an increase of R$14,884 million in interest and similar income, due to the increase of R$13,286 million in loan operations income; (ii) an increase of R$10,125 million in income of financial assets and liabilities at fair value through profit or loss, due to the lower negative effect during the year ended December 31, 2021, compared to the same period of 2020, of hedging instruments for our investments abroad, which was partially offset by a decrease of R$4,106 million in foreign exchange results and exchange variations in foreign transactions, due to the exchange rate variations during the period; and (iii) a decrease of R$4,253 million in interest and similar expenses, especially due to a decrease in interbank market fund expenses.

Brazilian tax legislation provides for gains and losses arising from exchange rate variations on permanent foreign investments must be included in the tax calculation basis, based on their nature, as well as foreign-exchange variations on the hedged portions of foreign investments which, according to the new rules provided by Law No. 14,031 of July 28, 2020, must be included in the proportion of 50% in 2021 and 100% from 2022 on. Our investments abroad with risk coverage had their hedges 100% adjusted on December 31, 2021, in accordance

171

with Law No. 14,031 of July 28, 2020. Accordingly, the depreciation of the real against foreign currencies, especially the U.S. dollar, generates losses on our hedging instruments abroad. Conversely, the appreciation of the real against foreign currencies, generates gains on our hedging instruments abroad. This affects our tax expenses recorded in the line items “current and deferred income and social contribution taxes” and “other operating income (expenses)”. The nominal depreciation of the real against the U.S. dollar was 7.4% from December 31, 2021 compared to December 31, 2020, and a depreciation of 28.9% from December 31, 2020 compared to December 31, 2019. The fiscal effect on the hedging instruments for our investments abroad resulted in a gain of R$2,838 million for the year ended December 31, 2021, compared to a gain of R$17,701 million for the same period of 2020. Considering the fiscal effect on the hedging instruments for our investments abroad mentioned above in current and deferred income and social contribution taxes and tax expenses, net interest income increased by R$10,293 million for the year ended December 31, 2021 compared to the same period of 2020. Interest and similar income increased by 13.0% for the year ended December 31, 2021 compared to the same period of 2020, due to higher revenues from credit transactions, given the positive effect of the growth of the portfolio associated with the gradual change in the portfolio mix to retail sector- related lending, the highlight being the growth observed in the three months period ended December 31, 2021 in credit card financing facilities, overdraft accounts and personal loans, products that carry better spreads. In addition, higher interest rates during the year ended December 31, 2021 had a positive effect on the return on our own working capital and on the liabilities margin. These positive effects were partially offset by lower spreads on credit products. As of December 31, 2021, the SELIC rate was 9.25% per annum compared to 2.0% per annum as of December 31, 2020. Interest and similar expenses decreased by 5.8% for the year ended December 31, 2021 compared to the same period of 2020, due to: (i) a decrease of R$3,949 million in expenses from interbank market funds, mainly due to a decrease in the volume of financial bills; (ii) a decrease of R$2,775 million in expenses from technical provisions for insurance and private pension, due to a decrease in the results of investment funds linked to private pension plans; and (iii) a decrease of R$2,055 million in expenses from securities sold under repurchase agreements, mainly as a result of a decrease of R$46,334 million in the balance of assets received as collateral related to voluntary investments with the Central Bank. Please see “Note 21—Interest and similar income and expenses and Income of financial assets and liabilities at fair value through profit or loss” to our audited consolidated financial statements for further details on interest and similar expenses. Non-interest income increased by 2.0% to R$51,165 million for the year ended December 31, 2021 compared to the same period of 2020. This increase was mainly due to a 16.2%, or R$2,238 million, increase in revenue from credit and debit cards, driven by higher revenues from the issuance of cards, as a consequence of higher income from debit and credit cards, partially offset by lower revenues as a result of the decrease of the annual rate fees and credit limit fees, compared to the same period in 2020. In addition, we had a 23.8%, or R$688 million, increase in income from economic financial advisory services and brokerage services, driven by higher volumes in the capital markets. There was also a 9.3%, or R$213 million, increase in income from credit operations and financial guarantees provided. These increases were partially offset by decrease of R$3,614 million in other income, driven by the gain from the spin-off of our interest in XP Inc. in 2020. The following chart shows the main components of our banking service fees for the years ended December 31, 2021, 2020 and 2019: 172

Please see “Note 22 – Commissions and Banking Fees” to our audited consolidated financial statements for further details on banking service fees. Expected Loss from Financial Assets and Claims Our expected loss from financial assets and claims decreased by R$11,601 million, or 44.7%, for the year ended December 31, 2021 compared to the same period of 2020, mainly due to a decrease in expected loss with loan and lease operations of R$10,451 million for the year ended December 31, 2021 compared to the same period of 2020. This variation was due to macroeconomic impacts of the COVID-19 pandemic in March 2020, which impacted the financial prospects of individuals and companies, and which we reflected in our expected loss provisioning model, providing for an increase in the loan losses in 2020. Considering provisions with operations without credit granting characteristics, expected loss on financial assets and claims decreased by 40.1% in the year ended December 31, 2021 compared to the same period of 2020. Please see “Note 10— Loan and Lease operations” to our audited consolidated financial statements for further details on our loan and lease operations portfolio. Non-performing loans: We calculate our 90-day non-performing loan (“NPL”) ratio as the value of our 90-days non-performing loans to our loan portfolio. As of December 31, 2021, our 90-day NPL ratio was 2.8%, an increase of 10 basis points compared to December 31, 2020. This increase was due to the increase of 60 basis points in the 90-day NPL ratio in respect of our companies’ loan portfolio, as a result of the natural resumption of business, given that at the end of 2020 our 90-day NPL reached a historically low level due to the payment flexibility initiatives we implemented during the COVID-19 pandemic. This effect was partially offset by a decrease of 50 basis in the individuals 90-day NPL ratio, mainly due to the increase in the loan portfolio of this segment. We calculate our 15 to 90 days non-performing loan ratio as the value of our 15 to 90 days non- performing loans to our loan portfolio. The 15 to 90 days NPL ratio is an indicator of early delinquency. As of December 31, 2021, our 15 to 90 days NPL ratio was 1.7%, a decrease of 10 basis points when compared to December 31, 2020. During this period our 15 to 90-day NPL ratio decreased by 60 basis points in respect of our companies loan portfolio, which was mainly due to the improved credit quality of recent vintages, partially offset by an increase of 30 basis points in the 15 to 90-day NPL ratio in respect of our individuals loan portfolio as of December 31, 2021 compared to December 31, 2020 mainly due to the increase in our credit cards and vehicles loans portfolios. 173

The chart below shows a comparison of both NPL ratios for each quarter as of December 31, 2020 through December 31, 2021: Coverage ratio (90 days): We calculate our coverage ratio as provisions for expected losses to 90-day non-performing loans. As of December 31, 2021, our coverage ratio in BRGAAP was 241% compared to a ratio of 320% as of December 31, 2020. This decrease was mainly due to (i) an increase in our portfolio of loans overdue for over 90 days, and (ii) lower need for provision, indicated by our models, both in Latin America and in our Wholesale business segment in Brazil. The chart below shows a comparison in the coverage ratios for each quarter as of December 31, 2020 through December 31, 2021: 174

Other Operating Income (Expenses) increased by 1.1 % to an expense of R$ 69,764 million for the year ended December 31, 2021 from an expense of R$68,989 million for the same period of 2020. Disregarding the impact of other expenses not related to costs, consisting mainly of provision from operations other than loans, and the main extraordinary items (such as the impairment of internally developed software, relating to amortizations of this software in 2021 and the impairment recorded by Itaú Corpbanca in 2020), our other operating income (expenses) increased by 5.8% to an expense of R$66,315 million for year ended December 31, 2021 from an expense of R$62,681 million for the same period of 2020. In addition, this increase in other operating income (expenses) was mainly due to the R$2,198 million, or 35.6%, increase in our tax expenses, partially offset by a R$1,658 million, or 2.6%, decrease in our general and administrative expenses for the year ended December 31, 2021. Please see “Note 23 – General and Administrative Expenses” to our audited consolidated financial statements for further details. Current and deferred income and social contribution taxes amounted to an expense of R$13,847 million for the year ended December 31, 2021, from a benefit of R$9,834 million in the year ended December 31, 2020. This was partially due to the fiscal effect on the hedging instruments for our investments abroad, as mentioned in “Net interest income”, which amounted to a gain of R$2,838 million for the year ended December 31, 2021 compared to a gain of R$17,701 million for the same period of 2020. Disregarding this fiscal effect, current and deferred income and social contribution taxes increased by R$10,133 million during this period. Since March 1, 2020, the statutory tax rate was 45%, and as from July 1, 2021 to December 31, 2021, the statutory tax rate temporarily increased to 50%. During the year ended December 31, 2021, there was also an increase in income before tax and social contribution, compared to the same period of 2020. Please see “Note 24 – Taxes” to our audited consolidated financial statements for further details. b) Changes in revenue arising from changes in prices, foreign exchange rates, inflation, volumes and the introduction of new products and services Our operations depend on the performance of the economies of the countries where we do business, mainly the Brazilian economy. The demand for credit, financial services and our client’s creditworthiness are directly impacted by macroeconomic variables, such as the economic activity, income, unemployment, inflation, and changes in interest and foreign exchange rates. Changes in interest rates may significantly affect our net margins since they influence funding and lending costs. The main change in income are outlined in item 10.2a of this Manual. c) Impact of inflation, changes in the prices of main inputs and products, foreign exchange rates and interest rates on operating and financial income and expenses of the Issuer, if relevant We carried out a sensitivity analysis per market risk factors considered material. Resulting highest losses, per risk factor in each scenario, are outlined with their impact on income, net of tax effects, to provide a view of our exposure in exceptional scenarios. The market risk structure segregates operations between trading and banking portfolios, according to the general criteria set out by CMN Resolution No. 4557 of February 23, 2017, and Circular No. 3354 of June 27, 2007 of the Central Bank of Brazil. The sensitivity analyses of the trading and banking portfolios, shown below, represent a steady assessment of the portfolio exposure and therefore do not factor in management’s dynamic response capacity (treasury and control departments) to put into effect mitigating measures whenever a situation of loss or high risk is identified to minimize possible significant losses. Moreover, it should be noted that actual results do not necessarily translate into accounting results, as the sole purpose of the study is to disclose risk exposure and respective hedging actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the Company. The trading portfolio consists of all transactions with financial instruments and commodities, including derivatives, which are held with a trading intention. 175

Banking portfolio Exposure 12/31/2021 (*) 12/31/2020 (*) 12/31/2019 (*) Risk Factors Risk Variation in: Scenarios Scenarios Scenarios I II III I II III I II III Fixed rate Fixed rate on Brazilian reais (0.3) (86.5) (167.4)—(12.6) (24.7) (0.7) (86.4) (215.0) Foreign exchange coupons Rates of currency coupons (0.1) (42.7) (78.2) 0.5 0.6 4.0 (0.3) (21.9) (42.3) Foreign currencies Exchange variation rates (3.1) (13.2) (38.7) (3.8) (69.4) 112.6 (0.3) 80.1 427.6 Price indices Rates of price index coupons—(37.3) (80.5) (0.7) (36.7) (72.7) (0.2) (3.0) (4.5) Reference rate Rates of TR coupons — — — ——Shares Share price 0.2 56.5 169.7 0.7 16.4 3.3 2.1 2.6 185.0 Others Exposures that do not fall under the definitions above (0.1) 5.4 15.4—(11.0) (33.3)—(2.2) (6.9) TOTAL (3.4) (117.8) (179.7) (3.3) (112.7) (10.8) 0.6 (30.8) 343.9 (*) Amounts net of tax effects. The banking portfolio is basically characterized by transactions from the banking business and transactions related to the management of the Company’s balance sheet. It has no intention of resale and medium- to longterm time horizons as general guidelines. Trading and banking Exposure 12/31/2021 (*) 12/31/2020 (*) 12/31/2019 (*) portfolios Risk Factors Risk Variation in: Scenarios Scenarios Scenarios I II III I II III I II III Fixed rate Fixed rate on Brazilian reais (12.8) (3,447.2) (6,666.7) (7.4) (731.9) (1,435.6) (11.6) (1,383.8) (2,776.9) Foreign exchange coupons Rates of currency coupons (3.2) (304.5) (575.4) (5.4) (224.6) (430.0) (2.9) (196.4) (377.4) Foreign currencies Exchange variation rates 1.6 (110.4) (236.2) (0.7) (49.3) 123.9 2.2 47.2 322.3 Price indices Rates of price index coupons (0.3) (183.7) (473.8) (0.9) (215.3) (516.2) (6.5) (460.7) (868.8) Reference rate Rates of TR coupons 1.1 (243.8) (535.0) 1.1 (67.9) (161.9) 0.5 (65.9) (159.1) Shares Share price 6.0 (89.0) (121.3) 9.3 (197.7) (425.2) 6.0 (94.5) (9.3) Others Exposures that do not fall under the definitions above—1.8 0.8 (0.1) (11.3) (34.4)—(8.6) (26.2) TOTAL (7.6) (4,376.8) (8,607.6) (4.1) (1,498.0) (2,879.4) (12.3) (2,162.7) (3,895.4) (*) Amounts net of tax effects. To measure these sensitivities, we use the scenarios below and estimate the impact of each risk factor alone, excluding any effects that offset or underline these effects, among many factors: Scenario I: Addition of one basis point to fixed interest rates, currency coupon, inflation and interest rate indices and one percentage point to currency and share prices; Scenario II: Shocks at 25 per cent in fixed interest rates, currency coupon, inflation, interest rate indices and currency and share prices, both upwards and downwards, considering the largest resulting losses per risk factor; Scenario III: Shocks at 50 per cent in fixed interest rates, currency coupon, inflation, interest rate indices and currency and share prices, upwards and downwards, considering the largest resulting losses per risk factor. Consolidated Value at Risk (VaR) is calculated using the historical simulation methodology. This methodology fully reprices all positions by using the actual historical distribution of assets. From January 1 to December 31, 2021, total average Value at Risk (VaR) under historical simulation amounted to R$441 million, or 0.3% of total stockholders’ equity (for the whole of 2020 it was R$282 million or 0.2% of total stockholders’ equity). Structural gap, composed of commercial transactions and corresponding financial instruments, has historically remained stable with small variations, being primarily composed of assets and liabilities of our retail banking activities and derivatives used as hedge against the market risk of these transactions. Most of our banking operations are denominated in or indexed to Brazilian reais. We also have assets and liabilities denominated in foreign currency, mainly in U.S. dollars, as well as assets and liabilities that, although denominated in Brazilian reais, are indexed to U.S. dollars and, therefore, expose us to exchange rate risk. The Central Bank regulates our foreign currency positions. Please see section “Currency risk” of the Complete Financial Statements (IFRS), Note 32 – Risk and capital management for further information. The gap management policy adopted by the Superior Market Risk and Liquidity Committee (CSRML) takes into account tax effects related to our foreign exchange positions. Since gains from foreign exchange rate variation on foreign investments are given a specific treatment, we have set up hedge (a liability in foreign currency derivative instruments) in amount sufficient so that our total foreign exchange exposure, net of tax effects, is consistent with our low-risk exposure strategy. Our foreign exchange position on the liability side is composed of various elements, including the issuance of securities in international capital markets, credit from foreign banks used to finance import and export transactions, dollar-linked onlendings from government financial institutions and deposits in currencies from Latin America countries. The proceeds of these financial operations are usually invested in loans and purchase of dollar-linked securities. The information below has been prepared on a consolidated basis, eliminating related-party transactions. Foreign investments, eliminated during the consolidation process, amounted to R$73.6 billion on December 31, 2021, under the gap management policy adopted, as mentioned above. Note that the bank applies either economic hedge or accounting hedge to net foreign investments. 176

R$ million

Exchange Rate Sensitivity	As of December 31, 2021				
	Brazilian currency	Denominated in foreign currency [1]	Indexed to foreign currency [1]	Total	% of amounts denominated in and indexed to foreign currency of total
	(In millions of R$, except percentages)				
Assets	**1,481,363**	**532,460**	**55,383**	**2,069,206**	**28.4**
Cash	7,383	33,709	3,420	44,512	83.4
At Amortized Cost	986,464	351,422	37,896	1,375,782	28.3
Compulsory deposits in the Central Bank of Brazil	104,592	-	-	104,592	-
Interbank deposits	17,795	52,147	-	69,942	74.6
Securities purchased under agreements to resell	159,974	9,744	-	169,718	5.7
Voluntary investments with the Central Bank of Brazil	5,800	-	-	5,800	-
Securities	114,498	21,871	11,377	147,746	22.5
Loan operations and lease operations portfolio	535,453	260,173	26,964	822,590	34.9
Other financial assets	81,519	14,954	(0)	96,473	15.5
(-) Provision for Expected Loss	(33,167)	(7,467)	(445)	(41,079)	19.3
At Fair Value Through Other Comprehensive Income	42,485	60,974	2,163	105,622	59.8
Securities	42,485	60,974	2,163	105,622	59.8
(-) Provision for Expected Loss	-	-	-	-	
At Fair Value Through Profit or Loss	348,226	74,057	11,886	434,169	19.8
Securities	338,358	21,628	4,981	364,967	7.3
Derivatives	9,711	52,429	6,905	69,045	85.9
Other financial assets	157	-	-	157	-
Investments in associates and joint ventures	6,119	2	0	6,121	-
Fixed assets, net	5,794	1,169	(0)	6,963	16.8
Goodwill and Intangible assets, net	16,138	4,972	0	21,110	23.6
Tax assets	54,776	3,657	0	58,433	6.3
Other assets	13,978	2,498	18	16,494	15.3
Percentage of total assets	**71.6**	**25.7**	**2.7**	**100.0**	
Liabilities and Stockholders' Equity	**1,488,684**	**563,654**	**16,868**	**2,069,206**	**28.1**
At Amortized Cost	1,037,825	502,199	13,083	1,553,107	33.2
Deposits	593,057	256,654	661	850,372	30.3
Securities sold under repurchase agreements	209,552	43,296	0	252,848	17.1
Interbank market debt	92,568	79,106	5,471	177,145	47.7
Institutional market debt	20,823	112,146	5,667	138,636	85.0
Other financial liabilities	121,825	10,997	1,284	134,106	9.2
At Fair Value Through Profit or Loss	8,002	51,880	3,597	63,479	87.4
Derivatives	7,841	51,766	3,597	63,204	87.6
Structured notes	-	114	-	114	100.0
Other financial liabilities	161	-	-	161	-
Provision for Expected Loss	4,516	657	27	5,200	13.2
Loan Commitments	4,093	318	22	4,433	7.7
Financial Guarantees	423	339	5	767	44.9
Reserves for insurance and private pension	214,971	5	-	214,976	-
Provisions	19,487	105	0	19,592	0.5
Tax liabilities	4,865	1,381	(0)	6,246	22.1
Other liabilities	34,542	7,427	161	42,130	18.0
Non-controlling interests	11,612	-	-	11,612	-
Total stockholders' equity attributed to the owners of the parent company	152,864	-	-	152,864	-
Percentage of total liabilities and stockholders' equity	**72.0**	**27.2**	**0.8**	**100.0**	

(1) Predominantly U.S. dollar.

177

10.3. Executive officers should comment on the material effects that the events below may have caused or may cause in the future on the issuer’s financial statements and results a) Introduction or disposal of operating segments Disclosure of results per segment The current business segments of Itaú Unibanco are described below: Retail Banking: retail banking offers products and services to account holders and non-account holders, which include: personal credit, credit cards, payroll loans, vehicle financing, mortgage loans, insurance, pension plan and capitalization, and acquiring services, among others. Account holders are segmented into: (i) Retail; (ii) Uniclass; (iii) Personnalité; and (iv) very small and small companies. Wholesale Banking: wholesale banking includes: (i) Itaú BBA’s operations, the unit responsible for business with large companies and investment banking operations; (ii) the operations of our foreign units; (iii) Itaú Asset Management, a business specialized in fund management; and (iv) products and services offered to high net worth clients (Private Banking), middle-market companies, and institutional clients. Activities with the Market + Corporation: includes (i) results of capital surplus, subordinated debt surplus and net balance of tax credits and debits; (ii) the financial margin with the market; (iii) treasury operating costs; and (iv) equity in earnings of companies not associated with either retail banking or wholesale banking. b) Incorporation, acquisition or disposal of ownership interest TOTVS S.A. On April 12, 2022, through Itaú Unibanco S.A. (“ITAÚ”), we entered into a Partnership and Investment Agreement and Other Covenants (“Investment Agreement”) with TOTVS S.A. (“TOTVS”) to set up a partnership to be developed through a company named TOTVS Techfin S.A. (“Company”), which will be the vehicle for the implementation of a partnership aimed at distributing and expanding the offer of financial services integrated into TOTVS’s management systems focused on corporate clients and their entire supply chain, clients and employees. Upon completion of the operation, ITAÚ will hold 50% of the Company’s total voting capital, whereas TOTVS will hold the remaining 50%. Each stockholder will be entitled to nominate half of the members of the Board of Directors and Board of Officers, which will be composed on an equal basis, as well to other rights and obligations provided for in the stockholders’ agreement to be entered into at the closing date of the operation. In consideration of this share in capital, ITAÚ will pay R$610 million, divided into one primary installment of two hundred million Brazilian reais (R$200,000,000.00) paid to the Company and one secondary installment of four hundred ten million Brazilian reais (R$410,000,000.00) paid to TOTVS. Also, after five years from the completion of the operation provided for in the Investment Agreement, we may pay to TOTVS up to R$450 million as earn-out, subject to the achievement, by the Company, of the targets aligned with its growth and performance goals. Additionally, ITAÚ will contribute to funding the Company’s current and future operations, as well as with its credit expertise and development of new products. TOTVS, in turn, will transfer the assets of its current TECHFIN operation to the Company. The operation will set up a company that will merge technology and financial solutions, adding the supplementary expertise of the stockholders, to offer to corporate clients, in an expeditious and integrated manner, the best experiences in buying products directly from the platforms already offered by TOTVS. The abilities of ITAÚ and TOTVS together will also enable the Company to take advantage of opportunities in a customized and contextualized manner, anticipating clients’ needs, and already fully aligned with the Open Finance strategy and evolution to companies. Furthermore, this partnership strengthens the leading position of ITAÚ and TOTVS in digital transformation and disruption of the financial industry. The completion of this operation is subject to the regulatory approvals from CADE (the Brazilian antitrust authority) and the Central Bank of Brazil, as well as to the compliance with other conditions set forth in negotiations of this nature. 178

IDEAL On January 12, 2022, we entered into a Share Investment, Purchase and Sale Agreement and Other Covenants with José Carlos Benfati, Vinicius Gonçalves Dalessandro, Gregorio Lara dos Santos Matai, Leandro Bolsoni, Lucas Namo Cury, among others (“Sellers”), for the acquisition of a controlling interest in Ideal Holding Financeira S.A. and, indirectly, its wholly-owned subsidiary, Ideal Corretora de Títulos e Valores Mobiliários S.A. (“Ideal”). The acquisition will be carried out in two tranches over 5 years. In the first tranche, we will acquire 50.1 per cent of the capital stock and voting shares of Ideal through a primary contribution and secondary acquisition of shares totaling approximately R$650 million, as a result of which we will gain control of Ideal. In the second tranche, after 5 years, we may exercise the call option to acquire the remaining percentage (49.9 per cent) of Ideal’s capital. This acquisition strengthens our investment ecosystem and will allow us to (i) rely, in particular, on the talent and expertise of Ideal’s staff, who are recognized for their high capacity to innovate in this industry; (ii) to offer of financial products and services (broker as a service) under a B2B2C model, using a white label platform; (iii) the possible acceleration of the entry into the market of self-employed traders; and (iv) improve dealing investment products to individual clients. The operation and management of Ideal will continue to be separate from Itaú Unibanco. In this context, Ideal will continue to serve its clients and we will not have exclusivity in the provision of services. The completion of this transaction is subject to obtaining regulatory approvals, including approvals from the CADE (Brazilian antitrust agency) and the Central Bank of Brazil. XP INVESTIMENTOS S.A. On May 11, 2017, we entered into a Share Purchase Agreement with XP Controle Participações S.A., G.A. Brasil IV Fundo de Investimento em Participações, and Dyna III Fundo de Investimento em Participações, among others ( the “Sellers”), to acquire 49.9% of the capital stock (corresponding to 30.06% of the common shares) of XP Investimentos S.A., a holding company that consolidates all the investments of the XP group, including XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. in the first tranche, we contributed to a capital increase of R$600 million and acquired of XP Investimentos S.A.’s shares from the Sellers for R$5.7 billion, provided that such amounts are subject to contractual adjustments. The value attributed to 100% of the total capital stock of XP Investimentos S.A. (before the first tranche) was approximately R$12 billion. In August 2018, we closed the First Tranche and, together with some of the Sellers, entered into a shareholders’ agreement which contains, among others, provisions with respect to our rights as a minority shareholder, including our right to appoint two out of the seven members of the Board of Directors of XP Investimentos S.A. On November 29, 2019, there was a corporate reorganization of XP Investimentos S.A., in which the shareholders of XP Investimentos S.A., including us, exchanged their shares of XP Investimentos S.A., incorporated in Brazil, for Class A common shares and Class B common shares of XP Inc., incorporated in the Cayman Islands, remaining with the percentages in the capital stock. Each Class A common share entitles its holder to one vote and each Class B common share entitles its holder to ten votes in all shareholders’ resolutions of XP Inc. As a result of the contribution mentioned above, XP Inc. issued to us 792,861,320 Class A common shares and 223,595,962 Class B common shares, which represent 49.9% of the total capital of XP Inc. and 30.06% of its voting rights. XP Inc. became the sole shareholder of XP Investimentos S.A., owning 100% of its total and voting capital. Subsequently, on November 30, 2019, XP Inc. carried out a reverse stock split of one share for each four shares and, as a result, the number of shares held by us was adjusted to 198,215,329 Class A common shares and 55,898,991 Class B common shares. In December 2019, XP Inc., a company in which we held 49.9% of capital stock, completed its initial primary offer (IPO) and listing on Nasdaq. We did not sell XP Inc. shares in such offer and immediately after the completion of the IPO, we now hold 46.05% of XP Inc.’s capital stock. Additionally, on November 29, 2019, the stockholders of XP Inc. entered into a shareholder agreement substantially similar to the existing shareholder agreement of XP Investimentos S.A. XP Inc. has a board of directors composed of 13 members, of which XP Controle Participações S.A. appointed 7 members, we appointed 2 members, the General Atlantic (XP) Bermuda, LP (successor to GA Brasil IV Fundo de lnvestimento em Participações) appointed 1 member, and the 3 remaining members are 179 independent directors. These independent directors are also members of the audit committee of XP lnc., which is composed of 3 members appointed as follows: we appointed 2 members, and XP Controle Participações SA appointed one member of the audit committee. On November 26, 2020, we announced that the Board of Directors approved the partial spin-off of the investment in XP INC for a new company (XPart S.A.). In December 2020 XP Inc. held a follow-on on Nasdaq, whereby we sold approximately 4.51% of XP Inc.’s capital. In that same offering, XP Inc. issued new shares, resulting in the dilution of our stake to 41% of its share capital. At the Extraordinary Stockholders’ Meeting held on January 31, 2021, the corporate reorganization was decided in order to segregate the business line related to interest in XP Inc’s capital to the new company that will be named XPart S.A., which will be constituted by a part of the investment currently owned by us at XP Inc. and cash worth R$10 million. The purpose of the segregation of the business line represented by our investment in XP Inc. into a new company (XPart SA) is that our stockholders will be entitled to equity interest in XPart SA in the same number and proportion of the shares they hold in Itaú Unibanco, as per the Material Fact disclosed on December 31, 2020. Therefore, the main benefit of the transaction is value creation for our stockholders. The completion of this transaction was subject to regulatory approval to be obtained by our controlling shareholders. On May 28, 2021, the favorable approval of the Federal Reserve Board (“FED”) was obtained, effective on May 31, 2021, the date from which the legal and accounting segregation of Itaú Unibanco Holding and XPart materialized. Consequently, XP Inc’s capital stock held by XPart S.A. is now 40.52%, totaling R$9,371 million, as of December 31, 2020. On July 27, 2021, after the receipt of the approval of the operation by the Central Bank of Brazil, on that same date, XPart S.A. had its articles of association registered with the JUCESP (São Paulo state’s Board of Trade). XP Inc. has expressed its interest in merging XPart and, accordingly, XP Inc. and Itaúsa announced to the market on May 28, 2021, that they have reached a final understanding regarding the merger, to be decided in general meetings of XP Inc. and XPart. Soon after XPart S.A. was registered with São Paulo state’s Board of Trade on August 20, 2021, XP and XPart announced that the General Meetings of these companies to resolve on the merger of XPart into XP Inc. were called to be held on October 1, 2021. The merger was approved by the stockholders of XPart and by the stockholders of XP, at the corresponding Merger Extraordinary Stockholders’ Meetings, and as a result the stock issued by Itaú Unibanco and our American Depositary Receipts (ADRs), which were being traded with the right to receive securities issued by XPart until the closing of the trading session on October 1, 2021, gave them the right to receive (a) as for the Company’s controlling stockholders, IUPAR – Itaú Unibanco Participações S.A. and Itaúsa, and the holders of American Depositary Receipts (ADRs), Class A shares issued by XP Inc.; and (b) as for the remaining stockholders of XPart shareholders, Level I sponsored Brazilian Depositary Receipts (BDRs), backed by Class A XP shares. With regards to Itaú Unibanco ADRs, the Bank of New York, the depositary bank for these securities, suspended the issue and cancellation of Itaú Unibanco ADRs from the close of trading on September 28, 2021, until the opening of the October 6, 2021 trading session, so that it would be possible to roll out the delivery of Class A XP shares to holders of Itaú Unibanco ADRs, due to the approval of the merger. During this period, the holders of Itaú Unibanco ADRs could not receive the Itaú Unibanco shares underlying the ADRs, nor could holders of Itaú Unibanco’s preferred shares deposit their shares in order to receive ADRs. However, the closing of the issue and cancellation books did not affect trading in Itaú Unibanco ADRs, which continued to take place normally during this period. Details on the exercise of the withdrawal right in relation to the XPart shares, due to the merger with and into XP, please refer to its Stockholders’ Meeting Manual. This right does not extend to holders of Itaú Unibanco ADRs.0} Finally, according to the purchase and sale agreement entered into in 2017, on April 29, 2022, we purchased an additional stake corresponding to approximately 11.36% of the stock capital of XP Inc., after obtaining the regulatory approvals applicable. 180

ZUP On October 31, 2019, we entered into a Share Purchase Agreement with ZUP LLC, and Bruno Cesar Pierobon, Gustavo Henrique Cunha Debs, Felipe Liguabue Almeida, Flavio Henrique Zago, among others (“Sellers”), for the acquisition of 100% of the voting share capital of Zup I.T. Serviços em Tecnologia e Inovação Ltda (“Zup”) for R$575 million, and such amount is subject to contractual adjustments. This acquisition will be implemented in three tranches over four years. In the first tranche, completed in March 31, 2020, Itaú acquired 52.96% of the total voting share capital of Zup (on fully diluted basis) for approximately R$293 million to gain control of the company. In the third year after the completion of the transaction, Itaú will acquire an additional 19.6% stake, and in the fourth year, Itaú will acquire the remaining stockholders’ interest, holding, therefore, 100% of the voting share capital by 2024. This acquisition is linked to our digital transformation process. ZUP is a benchmark company in digital transformation, which has boosted our development of our IT systems. The operation and management of business affairs of Zup will continue to be totally independent and self-governing in relation to Itaú, preserving its current principles and values. IRB In July 2017, IRB-Brasil Resseguros S.A. (IRB) made an initial public offering of its common shares, which consisted of a public offering at a price of R$27.24 per share, and a secondary offering by its controlling shareholders of 63,960,000 non-par book-entry common shares to (i) the public in Brazil; (ii) certain qualified institutional buyers in the United States (as defined in Rule 144A, under the U.S. Securities Act of 1933, as amended, or the Securities Act), and (iii) institutional and other investors elsewhere outside the United States and Brazil that are not U.S. persons (as defined in Regulation S under the Securities Act, or Regulation S). As a result of the initial public offering, Itaú Vida e Previdência S.A. sold 677,400 common shares, representing the total interest held by Itaú Vida e Previdência S.A. in IRB’s capital stock, and Itaú Seguros S.A. sold 9,618,600 common shares, representing 3.1% of IRB’s capital stock, reducing our interest in IRB to 11.64% of IRB’s capital stock, while remaining among in the controlling block pursuant to the IRB’s stockholders’ agreement. The proceeds received by Itaú Seguros S.A. and Itaú Vida e Previdência S.A. in the initial public offering totaled R$280,463,040.00. In accordance with Article 24 of CVM Normative Rule No. 400, the number of common shares initially offered could be increased by up to 9,594,000 common shares, representing up to 15% of the common shares initially offered, if the stabilizing agent (or any person acting on behalf of the stabilizing agent) exercises the over-allotment option. As a result of the exercise of the over-allotment option by the stabilizing agent on August 28, 2017, Itaú Seguros S.A. became the owner of 11.14% of IRB’s capital stock. On July 10, 2019, IRB conducted a secondary public offering of its common shares. With the sale of the entire participation held by the Federal Government and BB Seguros in IRB except in the case of the Federal Government, using its golden share, the previously existing control block of the Company was dissolved, and its share capital was pulverized. c) Unusual events or operations In addition to the items underlined in item 10.3 b here of, we highlight the following unusual events: In line with IFRS accounting criteria, there were no material unusual events in 2021, 2020, and 2019. In line with BRGAAP accounting criteria, the non-recurring regulatory effects net of tax effects were: In 2021: (i) the effects of the increase in the social contribution rate in the amount of R$(233) million; (ii) provision for restructuring in the amount of R$(747) million; and (iii) impairment, provision for the return of properties and amortization in the amount of R$(445) million. In 2020: (i) donations made for the Todos pela Saúde (All for Health) program in the total amount of R$(834) million; (ii) the mark-to-market effect of securities pledged as collateral of R$(1,031) million; (iii) the adjustment to market value of IRB shares in the amount of R$379 million; and (iv) the provision for restructuring in the amount of R$(220) million, mainly related to closing branches, returning administrative buildings, among others. 181

In 2019: (i) Revaluation of inventory of deferred tax assets, including the annual revaluation of balances, and the effects of Constitutional Amendment No. 103/2019 on Social Contribution on Net Income (CSLL) rate, which increased from 15% to 20%, in conformity with the provisions of item I, paragraph 1 of Article 1 of Supplementary Law No. 105 of January 10, 2001, totaling R$2,303 million, and (ii) the effect of the Voluntary Severance Program, with the adherence of approximately 3,500 employees, the net effect of which was R$(1,431) million. This severance program is aimed to: (i) provide the opportunity of a secure and voluntary career transition for employees interested in leaving the bank, benefiting employees who meet certain established prerequisites, and (ii) adjust our structures to the market reality. 10.4. Executive officers should comment on: a) Significant changes in accounting policies In 2021 and 2020 there were no significant changes in the accounting policies. In 2019, IFRS 16 – Leases was adopted. This pronouncement has replaced IAS 17 – Leases as well as related interpretations (IFRIC 4, SIC 15, and SIC 27). The main changes introduced by the IFRS 16 were the elimination of the need for lessees to account for operating leases with the advancement of a single lease model, consisting of: (a) initially accounting for all leases in assets (right-of-use asset) and liabilities (other liabilities) at present value; and (b) accounting for depreciation of right-of-use-assets and lease interest separately in profit or loss. We have adopted the IFRS 16 through the modified retrospective transition model, using the criteria as follows: a single discount rate to be applied to a portfolio of lease contracts with similar characteristics; lease liability and right-of-lease assets are measured at present value of remaining lease payments; and • review of contracts and lease terms. Furthermore, no new finance subleases were recorded. Please see the Complete Financial Statements (IFRS), Note 2 – Significant accounting policies for further information about changed policies. b) Significant effects from changes in accounting policies In 2021, 2020, and 2019, there were no effects from changes in accounting policies. c) Qualifications and emphases presented in the auditor’s report There were no qualifications or emphases presented by the auditor for 2021, 2020, and 2019. 10.5. Executive officers should indicate and comment on the critical accounting policies adopted by the issuer, in particular, accounting estimates made by management on uncertain and relevant issues for describing the financial position and results of operations that require subjective or complex judgment, such as: provisions, contingencies, revenue recognition, tax credits, long-lived assets, useful life of noncurrent assets, pension plans, foreign currency translation adjustments, environmental recovery costs, criteria for asset and financial instrument impairment tests. Overview Our main accounting policies are described in Note 2 to the consolidated financial statements for the years ended December 31, 2021, 2020, and 2019. The preparation of the consolidated financial statements involves certain estimates and assumptions derived from past experience and various other factors that we deem reasonable and relevant. While we continuously review these estimates and assumptions in the ordinary course of business, the portrayal of our financial position and results of operations often requires our management to make judgments on matters that are inherently uncertain. The following discussion describes the areas that require the most judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial position and results of operations. 182

Use of estimates and assumptions The preparation of consolidated financial statements under IFRS requires Management to make estimates and assumptions that affect the amounts of assets, liabilities, and contingent assets reported on the date of the consolidated financial statements, as well as the reported amounts of revenue, expenses, gains, and losses over the reporting and subsequent periods, as actual results may differ from those determined based on such estimates and assumptions. The consolidated financial statements include a variety of estimates and assumptions. The critical accounting estimates and assumptions that significantly impact assets’ and liabilities’ carrying amounts are described below: Expected credit losses The measurement of expected credit losses requires the application of significant assumptions, such as: Term: we consider the maximum contractual period in which we will be exposed to the credit risk of financial instruments. However, the estimated useful life of assets without a determined maturity term is based on the period of exposure to credit risk. Additionally, all contractual terms are included in the calculation of expected life, including prepayment and rollover options. Forward-looking information: IFRS 9 requires a weighted and unbiased estimate of credit losses that comprises forecasts of future economic conditions. We use forward-looking macroeconomic information and public information with internally-prepared projections to determine the impact of these estimates upon calculation of expected credit losses. The main forward-looking information used in determining the expected loss is related to the Selic Rate, Credit Default Swap (CDS), unemployment rate, Gross Domestic Product (GDP), payroll, industrial production and extended retail sales. Macroeconomic scenario: This information involves inherent risks, market uncertainties and other factors that may generate different results than those expected. Probability-weighted loss scenarios: we use probability-weighted scenarios to determine the expected credit loss over an observation horizon appropriate for staged classification, considering the projection from economic variables. Determining criteria for significant increase or decrease in credit risk: in each period of the consolidated financial statements, we assess whether the credit risk of a financial asset has increased significantly from initial recognition by using relative and absolute triggers (indicators). The migration of the financial asset to an earlier stage occurs with a significant reduction in the credit risk, characterized primarily by the non-activation of credit impairment triggers for at least 6 months. The details on the methodology and assumptions used by Management are included in Note 2.3f and Note 32. The breakdown of the provision for expected credit losses is disclosed in Note 10. Deferred income tax and social contribution Deferred tax assets are recognized only in relation to deductible temporary differences and offsetable tax loss carryforwards to the extent that it is probable that future taxable profits will be generated for their utilization. The expected realization of deferred tax assets is based on projected future taxable profits and other technical studies, as disclosed in Note 24. Fair value of financial instruments not traded in active markets, including derivatives The fair value of financial instruments, including derivatives, not traded in active markets, is calculated through valuation techniques. This calculation is based on assumptions that consider Management’s judgments based on market information. The main assumptions are: historical data, information from similar transactions, and pricing techniques. For more complex or illiquid instruments, significant judgment is required to determine the model used by selecting specific inputs and in some cases, valuation adjustments are applied to the model value or quoted price for financial instruments that are not actively traded. The methodologies used to measure the fair values of certain financial instruments are described in Note 28. Defined benefit pension plan The current amount of pension plan liabilities is obtained from actuarial calculations that use several assumptions, such as the discount rate, which is allocated at the end of the reporting period to determine the present value of the estimated future cash flows. To determine the appropriate discount rate, we take into account the interest rates of National Treasury bonds, with maturities close to the terms of related liabilities. 183

Key assumptions for pension plan obligations are partially based on current market conditions. Further information is disclosed in Note 26. Provisions, contingencies and legal liabilities We periodically revise our contingencies. These contingencies are evaluated based on Management’s best estimates, factoring in the opinion of legal counsel whenever it is likely that financial resources will be required to settle obligations and amounts may be reasonably estimated. Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions. Contingent amounts are measured using models and criteria that allow for its proper measurement despite uncertainties inherent in timing and amounts. Provisions, contingencies, and legal liabilities are detailed in Note 29. Technical provisions for insurance and pension plan Technical provisions are liabilities arising from obligations to our policyholders and plan participants. These obligations may be short-term liabilities (property and casualty insurance) or medium- and long-term liabilities (life insurance and pension plans). The determination of the actuarial liability is subject to countless uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions related to persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. Estimates for these assumptions are based on macroeconomic projections, our historical experience, benchmarks, and the actuary’s experience, aimed at the best market practices and ongoing review of the actuarial liability. Adjustments resulting from these continuous improvements, when required, are recognized in the statement of income for the corresponding period. Further information is disclosed in Note 27. Goodwill impairment The revision of goodwill for impairment reflects management’s best estimate of future cash flows of Cash Generating Units (CGUs), with the identification of CGUs and the estimation of their fair value less costs to sell and/or value in use. To determine this estimate, we used the discounted cash flow methodology for a period of 5 years, macroeconomic, growth rate and discount rate assumptions. The discount rate usually reflects financial and economic variables such as the risk-free interest rate and a risk premium. CGUs or groups of CGUs are identified at the lowest level where goodwill is monitored for internal management purposes. Goodwill is not amortized, but its recoverable amount is assessed every six months or when there is an indication that it might be impaired, using an approach that involves identifying the cash-generating units (CGUs) and estimating their fair value less their costs to sell and/or their value in use. In 2021, we did not identify an impairment loss for goodwill. According to Note 23 to the Full Financial Statements (IFRS), in 2020 we recognized adjustments to the recoverable amount of goodwill and intangible assets of Itaú Corpbanca, net of tax effects and non-controlling interests, totaling R$(1,452) million. In 2019, we did not identify an impairment loss for goodwill. 10.6. Executive officers should describe relevant items that are not evidenced in the issuer’s financial statements, describing: 184

a) Assets and liabilities directly or indirectly held by the issuer that are not presented in its balance sheet (off-balance sheet items), such as:

I - Operating leases, assets and liabilities

Not applicable, except for what was already disclosed in the IFRS Financial Statements.

II - Written-off portfolios of receivables for which the entity has risks and responsibilities, indicating the related liabilities

Not applicable, except for what was already disclosed in the IFRS Financial Statements.

III - Agreements for future purchase and sale of products or services

Not applicable, except for what was already disclosed in the IFRS Financial Statements.

IV - Agreements for construction in progress (CIP)

Not applicable, except for what was already disclosed in the Financial Statements under IFRS.

V - Agreements for future receipt of financing

Not applicable, except for what was already disclosed in the Financial Statements under IFRS.

b) Other items that are not presented in the financial statements

Off-balance sheet commitments are disclosed in Note 32 (Risk and capital management) to the Financial Statements under IFRS, as follows:

Off balance commitments	12/31/2021					12/31/2020					12/31/2019				
	0 - 30	31 - 365	366 - 720	Over 720 days	Total	0 - 30	31 - 365	366 - 720	Over 720 days	Total	0 - 30	31 - 365	366 - 720	Over 720 days	Total
Financial Guarantees	3,742	28,530	11,046	39,592	**82,910**	2,859	24,491	6,428	35,155	**68,933**	1,286	19,447	9,359	36,628	**66,720**
Commitments to be released	151,235	35,605	18,541	185,634	**391,015**	128,792	27,144	11,776	153,193	**320,905**	125,664	22,818	7,064	149,876	**305,422**
Letters of credit to be released	45,773	-	-	-	**45,773**	41,477	-	-	-	**41,477**	15,013	-	-	-	**15,013**
Contractual commitments - Fixed and Intangible assets (Notes 13 and 14)	-	3	-	-	**3**	-	36	-	-	**36**	-	273	-	-	**273**
Total	**200,750**	**64,138**	**29,587**	**225,226**	**519,701**	**173,128**	**51,671**	**18,204**	**188,348**	**431,351**	**141,963**	**42,538**	**16,423**	**186,504**	**387,428**

10.7. With respect to each of the items that are not presented in the financial statements indicated in item 10.6, executive officers should comment on:

a) How these items change or may change revenues, expenses, operating income and expenses, financial expenses or other items of the issuer's financial statements

Not applicable.

b) The nature and purpose of the operation

Not applicable.

c) The nature and amount of liabilities assumed and rights generated in favor of the issuer as a result of the operation

Not applicable.

10.8. Executive officers should indicate and comment on the main elements of the issuer's business plan, describing, in particular, the following topics:

a) Investments, including:

I - Quantitative and qualitative description of the investments in progress and expected investments
II - Sources of investment financing
III - Relevant divestitures in progress and expected divestitures

185

Actual and expected investments and divestitures in 2021 and are described in item 10.3b. At the end of 2021, we had 4,112 branches and customer site branches in Brazil and abroad, 29 less from the end of 2020, when our service network had 4,141 units. This drop in the number of physical branches and the larger number of digital branches are consistent with our clients’ profile, who increasingly demand services via digital channels, aligned with our efficiency driven activities. In the year 2021, we had a 14.4% increase in the number of digital branches, totaling 223 against 195 in 2020. We continued to massively invest in technology in 2021 to modernize our platform and develop solutions and services to improve our client experience. During 2021 we hired 3,047 more employees to our technology team. This strengthens our commitment to ramping up technology investment and moving forward in our digital transformation journey. The source of funding for these investments is the Issuer’s own working capital, represented by the stockholders’ equity of the parent company and minority interests in subsidiaries. b) Provided that it has already been disclosed, indicate the acquisition of plant, equipment, patents or other assets that are expected to have a material impact on the issuer’s production capacity. Not applicable. c) New products and services, indicating: I—Description of the research in progress that has already been disclosed—Total amounts spent by the issuer in research to develop new products and services—Projects in progress that have already been disclosed—Total amounts spent by the issuer in developing new products and services Not applicable. 10.9. Comment on other factors that have significantly affected the operating performance and that were not identified or commented on in the other items of this section The complete consolidated financial statements under IFRS for 2021 are available on our website: www.itau.com.br/investor-relations > Results and Reports > Results Center > Complete Financial Statements (IFRS) – 4Q21. Other factors impacting operational performance (not mentioned in other items of this section) The marketing department is responsible for defining and managing Itaú Unibanco’s marketing strategy, in Brazil and abroad, oriented to the market, clients, partners, suppliers and employees. Commercial and institutional priorities are defined every year, as well as the overall marketing amount for the year. Financial sponsorships are outlined in accordance with Itaú Unibanco’s internal policy, which sets out the rules, procedures and responsibilities of the bank’s internal departments in relation to such sponsorships. As disclosed in our financial statements (Note 23 – General and administrative expenses), expenses on advertising, promotions and publications totaled R$(1,389) million in 2021, R$(1,095) million in 2020, and R$(1,325) million in 2019. 186

ITEM 11. PROJECTIONS 11.1. Projections must identify: Information provided in this item on business prospects, projections and operational and financial goals is solely forecasts based on Management’s current expectations in relation to the Bank’s future. These prospects are highly dependent on market conditions and on the general economic performance of Brazil, the sector, and international markets. Therefore, our actual results and performance may differ substantially from those in this forward-looking information. This item contains information that is or could be construed as forward-looking information based largely on our current expectations and projections with respect to future events and financial trends that affect our activities. Due to these risks and uncertainties, the information, circumstances, and prospective facts mentioned in this item may not occur. Our actual results and performance may differ substantially from those in this forward-looking information. Words such as “believe”, “may”, “should”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and others alike are used to identify forward-looking statements but are not the only way to identify such statements. a) subject matter of the projection Projections are disclosed based on the Managerial Result, considering: 1) Accumulated variation in the 12-month period: Total loan portfolio, including financial guarantees provided and corporate securities; Financial margin with clients; Commissions and fees and result from insurance operations; and Non-interest expenses. 2) Accumulated amount in the 12-month period: Financial margin with the market; and Cost of credit, which includes result from loan losses, impairment, and discounts granted. 3) Expected income and social contribution tax rate. 4) Recurring managerial ROE. 5) Expectation of the efficiency ratio in Brazil. 6) Expectation of the Tier I capital ratio. projected period and the period for which the projection is valid Projected period: Fiscal year 2022; Period for which the projection is valid: current year or until Management states otherwise. assumptions considered indicating which ones may be influenced by the issuer´s management and those which are beyond its control c.1) Assumptions under Management control for fiscal year 2022 The guidance disclosed to the market is based on the assumptions used for the bank’s 2021 budget. The budgets for earnings results, loan operations balance and equity account balances are evaluated to ensure this alignment. The range disclosed is defined according to management’s expectations. It is worth pointing out that periodical analyzes are undertaken to check for the adherence between the guidance disclosed and possible budget revisions that may be carried out over the year due to changes in the macroeconomic outlook and in the competitive or regulatory environments. Therefore, the guidance may be revised. The guidance does not include any possible acquisitions or partnerships that may occur in the future. 187

c.2) Assumptions beyond Management control for fiscal year 2022 This looking-forward information is subject to uncertainties and assumptions, including, among other risk factors: General economic, political, and business conditions in Brazil and changes in inflation, interest, and foreign exchange rates, as well as the performance of financial markets; General economic and political conditions abroad, particularly in the countries where we operate; Disruptions and volatility in the global financial markets; Increases in compulsory deposits and reserve requirement; Changes in Government regulations and tax laws; Regulation and settlement of our business on a consolidated basis; Developments of investigations and its impact on clients and our fiscal exposure; Holders of our shares and ADRs may face difficulties to receive dividends; Failure or hacking of our security and operational infrastructure or systems; Our ability to protect personal or other data; Fiercer competition and sector consolidation; Changes in our loan portfolios and the value of our securities and derivatives ; Losses associated with counterparty exposure; Our exposure to the Brazilian public debt; Inaccurate pricing methodologies for insurance, pension plan and premium bonds products, and understated reserves; Efficiency of our risk management policies; Damage to our reputation; Ability of our controlling stockholder to run our business; Difficulties to integrate new or merged business; Impact of environmental and social issues; The impact of the coronavirus (Covid-19) pandemic or of other disease pandemic might adversely affect the future results of our operations and may continue to impact the market price of our securities; and Other risk factors that are listed on item “4.1—Risk Factors” of this Reference Form. d) guidance information Projections for fiscal year 2022 The table below presents the revised projections for the year 2022, according to material fact disclosed on February 10, 2022 and we inform that we have kept the ranges of our projections for 2022 unchanged. (1)Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of result from loan losses, impairment and discounts granted; (4) commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses. 188

It’s worth mentioning that the company considers, for management purposes, a cost of capital of around 14.0% per year. 11.2. If the issuer has disclosed guidance over the last three fiscal years: a) Inform which ones are being replaced by new projections and which ones are the same The indicators presented and monitored for the 2022 guidance remain unchanged compared to the ones presented in 2021 and 2019. For the 2022 projections, there was the inclusion of the perspectives of recurring managerial ROE, Brazil’s efficiency ratio, and Tier I capital ratio. It’s worth mentioning that, according to Material Fact disclosed on May 4, 2020, 2020 guidance was suspended due to the lack of visibility regarding COVID-19 crises impacts. These indicators: (i) total loan portfolio, (ii) financial margin with clients, (iii) financial margin with the market, (iv) cost of credit, (v) commissions and fees and result from insurance operations, (vi) non-interest expenses, and (vii) effective income and social contribution tax rate. b) with respect to the projections related to periods that have already elapsed, compare the data projected with the effective performance of the indicators, clearly presenting the reason for any differences in projections Projections for fiscal year 2021 (1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of result from loan losses, impairment and discounts granted; (4) commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses. Reasons that led to deviations in the projections Total loan portfolio: the higher-than-expected growth both in Consolidated and in Brazil was mainly driven by a higher credit demand from individuals and small and middle-market companies and by the increased corporate securities portfolio in the corporate segment. Financial margin with clients: the higher-than-expected growth both in Consolidated and in Brazil was mainly driven by the increase in loan portfolio and the impact of the higher interest rate scenario on our return on working capital. Effective income tax/social contribution rate: the higher-than-expected effective rate in Brazil is driven by the write-off of tax credits carried out in the first quarter of 2021 as a result of their revaluation. Additionally, the higher profit in the period ends up economically diluting the tax benefit of interest on capital. 189

Projections for fiscal year 2020 In accordance with the Material Fact disclosed on May 4, 2020, Itaú Unibanco informed its stockholders and the general market that it decided to suspend its projections for the year 2020, disclosed through a Material Fact on February 10, 2020. Projections for fiscal year 2019 (1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities;(3) Includes Result from Loan Losses, Impairment and Discounts Granted; (4) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses. Explanation for any difference in projections: Total loan portfolio: the higher-than-expected growth in Brazil was mainly driven by a higher credit demand from individuals and small and middle-market companies and by the increased corporate securities portfolio. Financial margin with clients: the lower-than-expected consolidated growth was mainly driven by the foreign exchange variation in our Latin American operations. Cost of credit: the higher-than-expected consolidated level was mainly due to a higher increase in loan portfolio in Brazil and higher-than-expected levels of provision for the Latin America portfolio, driven by macroeconomic uncertainties in Chile in the fourth quarter of 2019. Commissions and fees and result from insurance operations: the higher-than-expected consolidated growth and in Brazil was mainly driven by higher revenues from economic and financial advisory, brokerage and fund management services. Non-interest expenses: the lower-than-expected consolidated growth and in Brazil was due to the efficient cost management. c) with respect to the current period guidance, state whether the projections are still valid on the date the form is submitted and, when applicable, explain why they were abandoned or replaced The projections remain true. 190

ITEM 12—GENERAL STOCKHOLDERS’ MEETINGS AND MANAGEMENT 12.1 Describe the issuer’s administrative structure, as established in its Bylaws and internal rules, identifying: a) The functions of the board of directors and the permanent bodies and committees reporting to the former, indicating: whether they have their own internal regulations and, if applicable, the body responsible for the approval, date of approval, and, in the event the issuer discloses these regulations, where these documents can be found on the Web whether the issuer has a statutory audit committee and, if it does, its main functions, how it works and whether it complies with applicable regulations issued by CVM 1 Board of Directors The Board of Directors, which is a joint decision-making body, is mandatory as we are a publicly-held company. It is incumbent on the Board of Directors to: establish general business guidelines; elect and remove officers and establish their functions; nominate officers to comprise the Board of Officers of controlled companies as specified; supervise the performance of the officers and examine, at any time, books and records, request information on contracts already entered into or to be entered into, and take any other actions; call the General Stockholders’ Meeting at least twenty-one (21) days in advance and the number of days will be counted from the publication of the first call; express an opinion on the management report, the accounts of the Board of Officers and the financial statements for each fiscal year to be submitted to the General Stockholders’ Meeting; resolve on estimates of result and investment budgets and respective action plans; engage and remove independent auditors, without prejudice to the provisions in Article 7 of the Issuer’s Bylaws; resolve on the distribution of interim dividends, including to retained earnings or revenue reserve accounts in the last annual or semi-annual balance sheet; resolve on payment of interest on capital; resolve on share buyback, on a non-permanent basis, to be held in treasury or on its cancellation or disposal; resolve on the purchase and entry of put and call options supported by its own shares issued for purposes of being cancelled, held in treasury or sold, subject to CVM Instruction No. 567/15, as amended; resolve on the set up of committees to address specific matters within the scope of the Board of Directors; elect and remove members of the Audit Committee and Compensation Committee; approve the operating rules that the Audit and Compensation committees may establish for their own operations and acknowledge the committees’ activities through their reports; assess and disclose on an annual basis who the independent members of the Board of Directors are, as well as examine any circumstances that may compromise their Independence; approve direct or indirect investments and divestitures in equity interests worth higher than fifteen per cent (15%) of the Issuer’s book value registered in the last audited balance sheet; 191 state a position on the public offerings of shares or other securities issued by the Company; revolve, within authorized capital limit, on capital increase and issuance of negotiable and other convertible instruments; and review related-party transactions based on materiality criteria provided for in its own policy, by itself or by one of its committees, provided that a report is submitted to the Board of Directors in the latter scenario. The Board of Directors is composed of a minimum of ten (10) and a maximum of fourteen (14) members. At the first meeting after the Annual General Stockholders’ Meeting electing the Board, the latter will choose, among its peers, its chairperson or two co-chairpersons, and it may also have up to three vice chairpersons. A member who is 70 (seventy) years of age on the date of the election may not be elected. The structure, composition and powers of the Board of Directors are included in the Bylaws and its operating rules are included in its own internal charter, approved by the Board of Directors, last updated on April 26, 2018 and disclosed on the Investor Relations website: www.itau.com.br/relacoes-com-investidores www.itau.com.br/investor-relations> Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Internal Charter of the Board of Directors. a.2 Board of Officers Operational and executive duties are the responsibility of the Board of Officers, subject to the guidelines set out by the Board of Directors. The Board of Officers is the body responsible for managing and representing the Issuer, and it may have from five (05) to thirty (30) members, in compliance with the guidelines set out by the Board of Directors for filling these positions. The term of office for Officers is one (01) year, their reelection being permitted, and they will remain in position until their replacements take office, and (i) those who are already 62 years of age on the election date may not be elected for the position of Chief Executive Officer, and (ii) those who are already 60 years of age on the election date may not be elected for other positions in the Board of Officers. Two officers jointly will have powers to (i) assume obligations, exercising rights under any act, agreement or document that implies responsibility, including offering guarantees for third-party obligations; (ii) waive rights, encumber and dispose of fixed asset items; (iii) appoint attorneys-in-fact for carrying out certain acts, and it is certain that whenever the value worth is higher than R$500 million, at least one of the officers must be the Chief Executive Officer or an officer who is a member of the Executive Committee. The Issuer will be represented by two officers jointly to resolve on the establishment, closing and move of facilities. In the events above, except for item (iii), the Issuer may also be jointly represented by (i) one officer and one attorney-in-fact or (ii) two attorneys-in-fact. The Issuer may be exceptionally represented by a single attorney-in-fact: (i) before any direct or indirect body of the public administration, in acts that do not imply the assumption or waiver of rights and obligations; (ii) with power of attorney with ad judicia clause; (iii) at general stockholders’ meetings, and stockholders’ or quotaholders’ meetings of companies or investment funds in which we have interests. In the event of items (i) and (iii), the Company may also be represented by one officer only. The structure, composition and powers of the Board of Officers are included in the Bylaws and its internal charter, approved by the Board of Directors on July 28, 2021, and disclosed on the Investor Relations website: www.itau.com.br/relacoes-com-investidores www.itau.com.br/investor-relations> Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Internal Charter of the Board of Officers. a.3 Committees reporting to the Board of Directors Each committee reporting to the Board of Directors has its own internal charter contemplating its structure, composition, powers and operating rules. All regulations are disclosed on the Investor Relations website. a.3.1 Strategy Committee The Strategy Committee is responsible for promoting discussions on matters that materially impact us. It is incumbent upon the Strategy Committee, among other duties, to support the decisions of the Board of Directors, proposing budget guidelines and issuing opinions and recommendations on strategic guidelines and investment opportunities. The Strategy Committee has its own internal charter, approved by the Board of Directors on June 24, 2016, disclosed on the Investor Relations website: www.itau.com.br/relacoes-com-investidores 192

www.itau.com.br/investorrelations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Strategy Committee Internal Charter. a.3.2 Nomination and Corporate Governance Committee The Nomination and Corporate Governance Committee is responsible for promoting and overseeing discussions on our governance. Its duties include, but are not limited to: analyzing and issuing opinions on potential conflicts of interest between the members of the Board of Directors and the Conglomerate companies; providing methodological and procedural support to the evaluation of the Board of Directors, its members, committees and the Chief Executive Officer, and discussing the succession of members of the Board of Directors and the Chief Executive Officer, as well as making recommendations on this matter. The Committee has its own internal charter, approved by the Board of Directors on August 30, 2018, disclosed on the Investor Relations website: www.itau.com.br/relacoes-com-investidores www.itau.com.br/investorrelations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Nomination and Corporate Governance Committee Internal Charter. a.3.3 Personnel Committee The Personnel Committee is responsible for setting the main guidelines on people. Its duties include, but are not limited to, setting guidelines on talent attraction and retention, as well as recruitment and training, and our long-term incentive programs. The Personnel Committee has its own internal charter, approved by the Board of Directors on July 28, 2016, disclosed on the Investor Relations website: www.itau.com.br/relacoes-com-investidores www.itau.com.br/investorrelations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Personnel Committee Internal Charter. a.3.4 Compensation Committee It is incumbent upon the Compensation Committee to promote discussions on management compensation-related matters. Its duties include, but are not limited to: developing a compensation policy for our management members, proposing to the Board of Directors the different manners of fixed and variable compensation, in addition to special benefits and recruitment and termination programs; discussing, examining and overseeing the implementation and operation of existing compensation models, discussing general principles of compensation for our employees, and recommending adjustments or improvements to the Board of Directors. The Compensation Committee has its own internal charter, approved by the Board of Directors on August 29, 2018, disclosed on the Investor Relations website: www.itau.com.br/relacoes-com-investidores www.itau.com.br/investorrelations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Compensation Committee Internal Charter. a.3.5 Capital and Risk Management Committee The Capital and Risk Management Committee is responsible for supporting the Board of Directors to perform capital and risk management-related duties, submitting reports and recommendations on these topics to the Board’s approval. Its duties include, but are not limited to: defining our risk appetite, expected minimum return on capital, and overseeing risk management and control activities, aimed at ensuring their adequacy to the risk levels assumed and the complexity of operations, in addition to meeting regulatory requirements. The Capital and Risk Management Committee is also responsible for improving our risk culture. The Committee has its own internal charter, approved by the Board of Directors on August 31, 2017, disclosed on the Investor Relations website: www.itau.com.br/relacoes-com-investidores www.itau.com.br/investorrelations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Capital and Risk Management Committee Internal Charter. a.3.6 Audit Committee The Issuer has an Audit Committee that complies with the rules issued by the National Monetary Council (CMN) for audit committees of financial institutions. The Audit Committee is responsible for overseeing the quality and completeness of financial statements; compliance with legal and regulatory requirements; performance, independence and quality of services provided by independent auditors and the Internal Audit function; and the quality and effectiveness of internal control and risk management systems. Set up in April 2004 by the Annual General Stockholders’ Meeting, it is the only audit committee for institutions authorized to operate by the Central Bank of Brazil and for companies overseen by SUSEP that are part of the Conglomerate. The members of the Audit Committee are annually elected by the Board of Directors from among its members or professionals with renowned competence and outstanding knowledge, taking into consideration that 193 at least one of the members of this Committee will be a designated Financial Expert and must have proven knowledge in the accounting and auditing areas. All members of the Audit Committee are independent, in accordance with CMN regulation, and the Board of Directors will terminate the term of office of any Audit Committee member if their independence is affected by any actual or potential conflict of interest. The evaluations of the Audit Committee are based on information received from management, external auditors, internal auditors, departments responsible for risk management and internal controls, and on analyses made by the Committee members as a result of direct observation. The Committee has its own internal charter, approved by the Board of Directors on August 26, 2021, disclosed on the Investor Relations website: www.itau.com.br/relacoes-com-investidores www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Audit Committee Internal Charter. a.3.7 Related Parties Committee The Related Parties Committee is responsible for analyzing related-party transactions, in the situations specified in our Related Party Transactions Policy, aimed at ensuring that these transactions are carried out with transparency and at arm’s length. The Related Parties Committee is fully composed of independent members. The Committee has its own internal charter, approved by the Board of Directors on August 29, 2018, disclosed on the Investor Relations website: www.itau.com.br/relacoes-com-investidores www.itau.com.br/investorrelations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Related Parties Committee Internal Charter. a.3.8 Social Responsibility Committee The Social Responsibility Committee is responsible for defining strategies to strengthen the Company’s corporate social responsibility and monitoring the performance of social institutions related thereto, as well as initiatives carried out directly by the Company. The Committee has its own internal charter, approved by the Board of Directors on January 31, 2019, disclosed on the Investor Relations website: www.itau.com.br/relacoes-com-investidores www.itau.com.br/investorrelations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Social Responsibility Committee Internal Charter. a.4. Internal Audit The Internal Audit is an independent and objective assurance and advisory function, designed to add value and improve the organization’s operations, as set forth by the International Professional Practices Framework—IPPF) of The Institute of Internal Auditors – The IAA. It helps the organization achieve its goals through a systematized and regulated approach to evaluate and improve the efficiency of risk management, control and governance processes. In Itaú Unibanco’s governance, Internal Audit is the third line of defense. The Executive Areas are the first line, and the Risks and Internal Controls Area make up the second line. The purpose of the Internal Audit Department is to evaluate the activities carried out by the Conglomerate through audit techniques, thus enabling management to assess the effectiveness of the risk management and operation of the evaluated business, effectiveness and adequacy of controls, effectiveness of risk management, reliability of financial statements and compliance with rules and regulations, reliability and compliance with management information. The Executive Audit Officer annually reports on the Internal Audit’s purpose, level of authority and responsibility and confirms its independent performance to the Co-chairmen of the Board of Directors and to the Audit Committee. Any actual or apparent impediment to the independence or objectivity identified will be reported to the Co-chairmen of the Board of Directors and the Audit Committee. iii. how the board of directors assesses the work of the independent audit, indicating whether the issuer has a policy to engage non-related audit services with the independent auditor, and informing the body responsible for the approval, the date of approval and, in the event the issuer discloses these regulations, where these documents can be found on the web The Audit Committee is responsible for assessing the work performed by the independent auditors of the Conglomerate on an annual basis. This assessment process includes a questionnaire, updated annually, filled 194 out by the Committee based on its direct observation, interviews with Officers who have a relationship with the independent auditors, as well as on the outcome of the qualitative and quantitative survey with the departments that have a direct relationship with the independent auditors and the CFOs of foreign units. The Audit Committee formally submits the outcome of this assessment in writing to the engagement partner of the independent auditors, with whom it is discussed at an in-person meeting, and to the Board of Directors. The company has a policy to engage services provided by independent auditors, including non-audit services (Policy for engaging the services to be provided by the independent auditors of the Conglomerate), approved by the Audit Committee on June 15, 2020. b. in relation to members of the board of statutory officers, state its functions and individual powers, indicating whether this board has an internal charter and, if applicable, the body responsible for the approval, the date of approval, and, in the event the issuer discloses this regulation, where this document can be found on the web The Board of Directors approved the revision of the Internal Charter of the Board of Officers on April 27, 2021. In accordance with this Internal Charter, the operational or executive functions related to management and representation of the Company will be the responsibility of the Board of Officers elected by the Board of Directors. The Chief Executive Officer is responsible for overseeing the performance of the Board of Officers, structure the Company’s services and set up internal and operating rules. The internal charter of the Board of Officers may be accessed on the Company’s website at www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Internal Charter of the Board of Officers. c. the date of set-up of the Supervisory Council, if not permanent, indicating whether the council has an internal charter and, if applicable, the date it was approved by the Supervisory Council, and, in the event the issuer discloses this regulation, where this document can be found on the web Set up on a permanent basis by the Extraordinary General Stockholders’ Meeting of July 27, 2018, the Supervisory Council is an independent body, annually elected by the General Stockholders’ Meeting, and its duties are to oversee the activities of our management, review our financial statements for the fiscal year, and issue an opinion on those financial statements, among other duties provided for by Brazilian legislation. It is composed of three (03) to five (05) members and the same number of alternates. The Supervisory Council must work independently from management, external auditors and the Audit Committee. The Supervisory Council has its own internal charter, updated on July 29, 2019, disclosed on the Investor Relations website: www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules >Rules of the Supervisory Council, including its structure, composition, duties and operating rules. d) whether mechanisms are in place to evaluate the performance of the board of directors and each body or committee reporting to the board of directors, informing, if applicable: the frequency of evaluation and its scope, stating whether it is only of the specific body or it also includes the individual evaluation of its members; the methodology adopted and the main criteria used in the evaluation; how the outcomes of the evaluation are used by the issuer to improve the operation of that body; whether external consulting or advisory services were engaged. The Board of Directors, its members and Chairperson (or Co-chairpersons), as well as of the committees reporting thereto, is evaluated on an annual basis for the performance of management members in compliance with the best corporate governance practices. The Secretary to the Board of Directors is evaluated as well. 195

The reelection of members of the Board of Directors and of committees factors in their good performance in the period and the regular attendance to meetings during the previous term of office, as well as their experience and level of independence. The evaluation process consists of the following phases: self-evaluation of the members of the Board of Directors, cross-evaluation of the members of the Board of Directors (members evaluate each other), evaluation of the Board of Directors itself by its members, evaluation of the Board Chairperson (or Co-chairpersons) by its members and evaluation of the committees by their members. The evaluation process is structured considering the specific characteristics/responsibilities of the Board of Directors, its members, its Chairperson (or Co-persons) and each committee, as it seeks to reach a high level of specialization during the evaluation. In the evaluation process, specific questionnaires are handed out to the Board of Directors and each committee, and each member of the Board of Directors and committees is interviewed on an individual basis. Responses are analyzed and compared to the outcomes of previous years, to identify and address any gaps related to the Board of Directors and the committees that may be unveiled in the process. The Nomination and Corporate Governance Committee provides methodological and procedural support to the evaluation process. This Committee also discusses the outcomes of the evaluation, as well as the composition and succession plan of the Board of Directors. Evaluation of the Board of Officers Our officers undergo a thorough and comprehensive annual evaluation, in which the following performance indicators are considered: financial, processes, customer satisfaction, people management and crosswise goals with other departments. 12.2. Describe the rules, policies and practices related to general stockholders’ meetings, indicating: a) Call notice terms According to Article 124, item II of Brazilian Corporate Law, the term for the first call for the stockholders’ meetings of publicly-held companies is twenty-one (21) days before the date of the meeting and, for the second call, eight (08) days. The Annual General Stockholders` Meeting of April 26, 2022 was called with over 30 days in advance. Duties It is incumbent upon the General Stockholders’ Meeting to: resolve on the financial statements and the distribution and allocation of profits; resolve on the management report and the accounts of the Board of Officers; establish the annual overall compensation of the members of the Board of Directors and Board of Officers; appoint, elect and remove members of the Board of Directors; approve changes to capital, subject to the authority of the Board of Directors to change capital up to the authorized capital limit, regardless of a statutory reform; resolve on mergers, takeovers, spin-offs or any other forms of corporate restructuring; resolve on retained earnings or allocation to reserves; and resolve on stock option plans or stock grant plans for shares issued by the Issuer or its subsidiaries. Addresses (street or electronic) where the documents related to the general stockholders’ meeting will be available to stockholders for analysis Documents to be analyzed at general stockholders’ meetings are available to stockholders on the Issuer’s Investor Relations website (www.itau.com.br/investor-relations), as well as on the website of CVM 196

(http://www.cvm.gov.br) or on the website of B3 (www.b3.com.br). Stockholders may also request a copy of said documents by email at investor-relations@itau-unibanco.com.br. d) Identification and management of conflicts of interest According to paragraphs 1 and 4 of Article 115 of Brazilian Corporate Law, stockholders cannot vote at stockholders’ meetings intended to resolve on appraisal reports on assets used to form the capital, approval of their accounts as management members or any other resolution that could particularly benefit them, or where their interests are in conflict with those of the Issuer, under penalty of: (i) the resolution being voided, (ii) being held liable for any damage caused, and (iii) being obliged to transfer to the Issuer any advantages obtained. Furthermore, while the General Stockholders’ Meeting is being held, attending stockholders are to speak up on any possible conflicts of interest over any matter under discussion or resolution, in which their independence may be compromised accordingly, as it is done at meetings of the Company’s management and inspection bodies. Any attending stockholder aware of any conflicting situation regarding another stockholder and the matter subject to resolution must speak up thereon. When a conflict of interest is brought into light, the conflicted stockholder should abstain from taking part in the resolution of the related matter. If the conflicted stockholder refuses to abstain from taking part in the resolution, the Chairperson of the General Stockholders’ Meeting will determine that any conflicted votes cast be annulled, even if it is to occur after the meeting. e) Request for proxies by management for the exercise of voting rights We make proxies available, according to Attachment 23 to CVM Instruction No. 481/09, for the purpose of offering an additional mechanism to facilitate the attendance of stockholders at general meetings. The Proxy request is fully funded by the Issuer. f) Formalities necessary for accepting proxy instruments granted by stockholders, indicating whether the issuer requires or waives notarized signatures, notarization, consularization and sworn translation and whether the Issuer accepts proxies granted by stockholders via electronic means Stockholders may be represented at general stockholders’ meetings by a proxy, under the terms of Article No. 126 of Brazilian Corporate Law 6,404/76, provided that the proxy is bearing an identity document and the documents listed below that evidence the validity of the proxy. The Issuer requests for any documents issued abroad to be consularized, apostilled and accompanied by the respective sworn translation. It is not mandatory that the representative of the Legal Entity Stockholder be a Stockholder, a member of the Company’s management or a lawyer. Legal Entities in Brazil: a certified copy of the articles of association/Bylaws of the represented legal entity, proof of election of management and the corresponding proxy with signature notarized by a notary public; Individuals in Brazil: a proxy with signature notarized by a public notary’s office. In order to facilitate the work of the General Stockholders’ Meeting, the Company suggests that stockholders represented by proxy holders submit, up to two (2) days in advance, a copy of the documents listed above by mail drinvest@itau-unibanco.com.br or by messenger to: Itaú Unibanco—Gerência Paralegal de Assuntos Corporativos Praça Alfredo Egydio de Souza Aranha, 100 Torre Conceição, 1º andar—Parque Jabaquara São Paulo (SP)—CEP 04344-902 g) formalities necessary for accepting a remote voting form, when sent directly to the Company, indicating whether the issuer requires or waives notarized signatures, notarization and consularization Any stockholders choosing to exercise their remote voting right may do so directly to the Company by forwarding the documentation below to email drinvest@itau-unibanco.com.br: a hard copy of the voting form duly filled, initialized and signed (consularization and sworn translation of documents in foreign languages not required); and 197

ID document—for Legal Entities: a certified copy of the articles of association/Bylaws, proof of election of management members, and certified copy of the ID documentation of these representatives; and for Individuals: a certified copy of the ID document bearing the Stockholders’ picture. The Issuer requests for any documents issued abroad to be consularized, apostilled and accompanied by the respective sworn translation. Documents may also be sent to: Itaú Unibanco—Gerência Paralegal de Assuntos Corporativos Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1º andar Parque Jabaquara, São Paulo (SP)—CEP 04344-902 Upon receipt of the documents referred to in (i) and (ii) above, the Issuer will notify the stockholder that it has received and accepted them, in accordance with CVM Instruction No. 481/09. This information will be sent to the stockholder at the electronic address stated in the voting form. h) whether the company makes available an electronic system to receive remote voting forms or remote participation. Stockholders may forward the digitalized copies of the remote voting form and other documentation to drinvest@itau-unibanco.com.br or to: Itaú Unibanco—Gerência Paralegal de Assuntos Corporativos Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1º andar Parque Jabaquara, São Paulo (SP)—CEP 04344-902 From 2020 on, the Issuer broadcasts its general stockholders’ meetings online as well. i) instructions for the stockholder or group of stockholders to include proposals for resolution, slates or applicants to members of the board of directors and Supervisory Council in the remote voting form. Stockholders representing the minimum percentages set forth in Attachments 21-L-I and 21-L-II to CVM Instruction No. 481/09 may request the inclusion in the remote voting form, respectively, of (i) candidates to the Board of Directors and the Supervisory Council or (ii) proposed resolutions for the Issuer’s general stockholders’ meetings. In accordance with the terms set forth in Article 21-L to CVM Instruction No. 481/09, proposals should be forwarded to: Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1º andar—Parque Jabaquara São Paulo (SP)—CEP 04344-902 or via e-mail to: drinvest@itau-unibanco.com.br Stockholders willing to nominate candidates to the Board of Directors or the Supervisory Council should submit evidence required to meet the minimum eligibility requirements applicable to the position, in accordance with the Brazilian Corporate Law, Regulation Attachment II to Resolution No. 4,122/12 of the National Monetary Council and CVM Instruction No. 367/02. The Issuer will provide feedback to stockholders in up to three (3) business days after receiving the inclusion request, in accordance with Article 21-N of CVM Instruction No. 481/09. j) whether the company makes available forums and pages on the Internet designed for receiving and sharing comments of stockholders on the stockholders’ meetings’ agendas. The Issuer has no forum designed for receiving and sharing stockholders’ comments on the stockholders’ meetings’ agenda. However, it provides a channel on the Investor Relations website (www.itau.com.br/investor-relations) so that stockholders can send suggestions, criticisms or questions directly to the Board of Directors through the link “Contact IR” on the Investor Relations website (www.itau.com.br/investor-relations) selecting 198 the option “Investor Services” > Contact IR. In the subject field, the stockholder should select option “Recommendations to the Board of Directors to Stockholders’ Meeting. The Annual General Stockholders’ Meeting Manual, published on March 25, 2022, is available on our Investor Relations website: www.itau.com.br/relacoes-com-investidores > Results and Reports > Regulatory Reports > CVM > General Meetings > Information on the Annual General Stockholders’ Meeting of April 26, 2022. k) Other information necessary for remote attendance and exercise of the remote voting right All information required for stockholders to exercise their remote voting right is included in this Reference Form and in the General Stockholders’ Meeting Manual, corroborating the Issuer’s commitment to promote the best corporate governance practices, encouraging all stockholders to exercise their voting right, and transparency of the market. 12.3. Describe the rules, policies and practices related to the Board of Directors, indicating a) number of meetings held in the last fiscal year, specifying the number of ordinary and extraordinary meetings In 2021, the Board of Directors held twelve (12) ordinary meetings and two (2) seminars. b) If applicable, the provisions in the shareholders’ agreement that place restrictions or conditions on the exercise of the voting rights of the board members The Shareholders’ Agreement sets forth that the members nominated as established therein will always vote jointly on certain matters: www.itau.com.br/relacoes-com-investidores Itaú Unibanco > Corporate Governance > Rules and Policies > Others > Shareholders’ Agreement – IUPAR. c) The rules for identifying and managing conflicts of interest According to the Internal Charter of the Board of Directors, its members may not take part in resolutions on matters in which their interests conflict with the Issuer’s. Each member must inform the Board of Directors of any conflict of interest as soon as the matter is included in the agenda or proposed by the Board Chairperson and, in any case, before the start of any discussion on each topic. In the first meeting after the act of their election, the elected member must inform the other Board members of: (a) the main activities they carry out outside the Issuer; (b) participation in the boards of other companies; and (c) business relationships with Conglomerate companies, including the provision of services to these companies. Board members can only participate in up to four (4) boards of directors of companies that are not owned by a single economic group. For purposes of this limit, the exercise of this duty in philanthropic entities, clubs or associations will not be taken into consideration. This limit can be exceeded upon the approval of the Nomination and Corporate Governance Committee. If a member of the Board or company controlled or managed by them carries out a transaction with companies of the Itaú Unibanco Conglomerate, the following rules must be followed: (a) the transaction will be performed on an arm’s length basis; (b) if it is not a usual transaction or service provision, appraisal reports must be issued by reputable companies confirming that the transaction was performed on an arm’s length basis; and (c) the transaction must be reported to and conducted by the Related Parties Committee or by the channels usually incumbent in the hierarchy of the Itaú Unibanco Conglomerate, provided that the rules and conditions in the Related Party Transactions Policy are met. d. whether the issuer has a policy for nominating and filling the positions of the board of directors formally approved, informing, if applicable: i. the body responsible for approving the policy, date of approval, and if the issuer discloses the policy, where on the Web this document can be found. ii. main characteristics of this policy, including rules on the nomination of members to the board of directors, composition of the body and selection of members. The Company has a policy for the nomination of members to the Board of Directors, committees reporting to the Board of Directors and the Board of Officers, approved by the Board of Directors on January 31, 2019 and 199

disclosed on the Investor Relations website: www.itau.com.br/relacoes-com-investidores > Itaú Unibanco > Corporate Governance > Rules and Policies > Policies. The members nominated to the Board of Directors must be highly qualified professionals, with reputable (technical, professional, academic) experience and aligned with Itaú Unibanco’s values and culture. The nomination process must also include people with different profiles and features, aimed at complementing duties and providing diversity, such as gender, race and age group. According to the Nomination Policy, the composition of the Board of Directors should be assessed on an annual basis to ensure the complementary duties of its members. Accordingly, the proposal for reelection of members of the Board of Directors should consider their good performance during the period, experience and regular attendance at the meetings in the previous term of office. A member who is 70 (seventy) years of age on the date of the election may not be elected. The Board of Directors should be made up of at least 1/3 of independent members and, in the event the number of members is a fraction number, it will be rounded to (i) the nearest higher integer, when the fraction is equal or higher than five tenths (0.5), and (ii) the nearest lower integer, when the fraction is lower than five tenths (0.5). The calculation of vacancies for independent members will include all members qualified in accordance with the Company’s Corporate Governance Policy, regardless of their nomination by controlling or minority stockholders. 12.4 If applicable, describe the commitment clause contained in the Bylaws for settling conflicts between stockholders and between stockholders and the issuer by means of arbitration Not applicable.

12.5/6 - Composition and professional experience of the board of directors and fiscal council 201

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12.5/6 – Composition and professional experience of the board of directors and fiscal council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Taxpayer ID (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings
Other positions held and roles performed at the issuer		Description of other positions/roles			
476.511.728-68	Economist	46 - Fiscal Council (Alternate) Nominated by the controlling stockholder		Yes	0.00%
Not applicable.					
Gilberto Frussa	10/20/1966	Fiscal Council	04/26/2022	Annual	0
127.235.568-32	Lawyer	43 - Fiscal Council (Effective) Nominated by the controlling stockholder		Yes	0.00%
Not applicable.					

Profissional experience / Statement of any conviction / Independence criteria

Pedro Paulo Giubbina Lorenzini - 103.594.548-79

Pedro Paulo Giubbina Lorenzini, a Member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Treasury, Client and Product Desks and Macroeconomics departments and for the bank's operations in South America (Argentina, Paraguay, Uruguay and Itaú CorpBanca), having held the position of Executive Officer (2021).
He is a Member of the Board of Directors and a Member of the Risk and Financial Committee at B3 S.A. – Brasil, Bolsa, Balcão (2021/2023 two-year period).
Mr. Lorenzini was responsible for the Markets, Securities Services and Treasury (2008 to 2021); Sales and Structuring, ALM Management (2004 to 2008); Trading and Currency Management (2000 to 2004); Management of the ALM Department (1997 to 2000); several departments of the Treasury Products Sales to Corporate Clients (1995 to 1997); Structuring and Development of Treasury Products (1993 to 1995); Product and Risk Management Manager (1992 to 1993); and responsible for Controllership and Management of Managerial Results from Corporate Products (1991 to 1992) at Citigroup Brazil, and was a Trainee (1989 to 1991) at Citibank Brazil.
He was Chairman of the Treasury Committee (2010 to 2013) and Citibank's representative at the Board of Executive Officers at the Federação Brasileira de Bancos (FEBRABAN) (2013 to 2021), and Chairman of the Treasury Committee (2010 to 2012),and Vice President of the Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA) (2010 to 2021).
He holds a Bachelor's degree in Business Administration from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil.

Carlos Fernando Rossi Constantini - 166.945.868-76

Carlos Fernando Rossi Constantini, a Member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Wealth Management & Services division, which addresses client's investment journeys, from offering and experience to fund distribution and management, having held the position of Executive Officer (2019 to 2021). In 2017, Mr. Constantini became the CEO at Itaú Unibanco in the United States and the Head of International Private Banking in Miami (2017 to 2018). He has held several positions at the Itaú Unibanco Group, including Officer (2009 to 2017). He joined the Itaú Unibanco Group in 2007 as a Deputy Officer (2007 to 2009).
He holds a Bachelor's degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil.

Flávio Augusto Aguiar de Souza - 747.438.136-20

Flávio Augusto Aguiar de Souza, a Member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group and CEO of Banco Itaú BBA since 2021, being responsible for the Corporate & Investment Banking, Commercial Banking, Distribution and Research departments, as well as for the credit analysis, granting, recovery and restructuring activities of the Wholesale Banking division.
He joined the Itaú Unibanco Group in 2009 and has held leading positions in several departments of the conglomerate, having served as Executive Commercial Banking Officer, Global Head of Wealth Management & Services, Global Head of Private Banking, and CEO of Banco Itaú International in Miami, U.S.
Mr. Souza was Vice President of the Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA) (2015 to 2019), and Chairman of the Board of Directors at the banks Itaú International (Miami, U.S.) and Itaú Suisse (Zurich, Switzerland) (2015 to 2018).
He holds a Bachelor's degree in Business Administration from the Universidade Federal de Minas Gerais, Belo Horizonte, Minas Gerais, Brazil, and a postgraduate degree in Finance from the Fundação Dom Cabral, São Paulo, Brazil.

Ricardo Ribeiro Mandacaru Guerra - 176.040.328-85

Ricardo Ribeiro Mandacaru Guerra, a Member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021, responsible for the technology department in the position of CIO since 2015. He has held several positions at the Itaú Unibanco Group, including Executive Officer (2014 to 2021), Channels Officer (2008 to 2014); Financing Products Superintendent - Individuals (2007 to 2008); Credit Policies Superintendent (2006 to 2007); Electronic Channels Management Superintendent (2002 to 2006), and Internet Project Leader (1996 to 2000).

209

He joined the Itaú Unibanco Group in 1993 as a System Analyst. He holds a Bachelor’s degrees in Civil Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil, and in Business Administration from the Faculdade de Economia, Administração, Contabilidade e Atuária da Universidade de São Paulo (FEA-USP), São Paulo, Brazil, and an MBA from the Kellogg School of Management at Northwestern University, Illinois, U.S. José Geraldo Franco Ortiz Junior—290.270.568-97 José Geraldo Franco Ortiz Junior, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2021. He joined the Itaú Unibanco Group in 2003 as an intern, and has served in a number of positions, such as: Legal Assistant (2003 to 2004); Lawyer (2004 to 2006); Senior Lawyer (2006 to 2008); Legal Manager (2009 to 2013), and Legal Superintendent (2013 to 2020). Mr. Ortiz Junior also worked as Non-US Legal Intern at law firm Jones Day of New York (2009) and as an intern at IBM Brasil (2001 to 2003). He holds a Bachelor’s degree in Law from the Faculdade de Direito da Universidade de São Paulo (USP), São Paulo, Brazil, and a Master’s degree (LL.M) from the Columbia University Law School, New York, U.S. Matias Granata—228.724.568-56 Matias Granata, a Partner, has been an Officer of the Executive Committee at the Itaú Unibanco Group responsible for the risks department (CRO) since 2021. He has held several positions at the Itaú Unibanco Group, including Officer (2014 to 2021), responsible for AML, Credit Risk, Modeling and Market and Liquidity Risks. He holds a Bachelor’s degree in Economics from the Universidad de Buenos Aires (UBA), Buenos Aires, Argentina, a postgraduate degree in Economics from the Universidad Torcuato Di Tella (UTDT), Buenos Aires, Argentina, and a Master’s degree in International Economic Policy from the University of Warwick, British Chevening Scholarship, United Kingdom. Sergio Guillinet Fajerman—018.518.957-10 Sergio Guillinet Fajerman, a Member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Personnel department. He has held several positions at the Itaú Unibanco Group, including Executive Officer (2017 to 2021) and Corporate Personnel Management Officer and Personnel Officer at the General Wholesale Banking Office (2010 to 2017). He is a representative of the Itaú Unibanco Group in the Human Resources Committee (CHR) of FEBRABAN. He holds a Bachelor’s degree in Economics from the Universidade Federal do Rio de Janeiro (UFRJ), Rio de Janeiro, Brazil; MBA in Corporate Finance from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil; MBA from INSEAD, Fontainebleau, France and has attended the Advanced HR Executive Program from the University of Michigan, Michigan, U.S. Andre Balestrin Cestare—213.634.648-25 Andre Balestrin Cestare, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2017. He is currently responsible for the Financial Planning of the Wholesale Banking and Technology and Operations department. He has held several positions at the Itaú Unibanco Group, including Financial Planning Officer—Retail Banking (2017 to 2019) and Finance Superintendent (2010 to 2017). Mr. Cestare was also a Member of the Board of Directors at Financeira Itaú CBD and ConectCar from 2017 to 2019. He holds a Bachelor’s degree in Mechanical Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil; a Postgraduate degree in Business Administration and a Professional Master’s degree in Finance and Economics, both from the Fundação Getulio Vargas (FGV), São Paulo, Brazil. He also attended the Executive Qualification Program from the Fundação Dom Cabral, São Paulo, Brazil. Renato Barbosa do Nascimento—161.373.518-90 Renato Barbosa do Nascimento, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2017, responsible for the internal audit function of the investment banking, WMS, financial crimes, M&A, Treasury, Risks, Accounting, Fiscal, Finance departments and foreign units. He held several positions within PricewaterhouseCoopers Auditores Independentes (PwC) (São Paulo, Brazil), including Audit Partner from 2009 to 2017. He took part in a three-year professional exchange program at PwC in Mexico City, Mexico, as audit officer leading external audits in subsidiaries of international entities of the financial industry in Mexico (2014 to 2017). His main responsibility as Audit Partner was to lead external audits in entities of the financial industry in São Paulo (2009 to 2014). In that period, Mr. Nascimento was also responsible for monitoring external audits carried out by the PwC teams of the United States, United Kingdom, Switzerland, Portugal, Chile, Argentina, Paraguay and Uruguay in subsidiaries of Brazilian financial institutions in these countries. Also at PwC (São Paulo, Brazil) he was Audit Senior Manager of the financial industry (2008 to 2009), and his main responsibility was to manage teams in charge of carrying out audits of entities of the financial industry, regulated by the Banco Central do Brasil. Between 2006 and 2008, Mr. Nascimento took part in a two-year professional exchange program at PwC in London, United Kingdom, and his main responsibilities were managing external audits of British financial institutions in England, managing external audits of subsidiaries of international banks, as well as the resulting development of knowledge on the application of the International Financial Reporting Standards (IFRS), Sarbanes Oxley (SOx) rules and policies issued by the Public Company Accounting Oversight Board (PCAOB). Additionally, he took part in a two-year professional exchange program at PwC in Montevideo, Uruguay, managing external audits of local banks, international institutions, and offshore entities, among others. He holds a Bachelor’s degrees in Accounting and in Business Administration, both from the Universidade Paulista, São Paulo, Brazil and Master’s degree in Business Administration (MBA) from Fundação Getulio Vargas (FGV), São Paulo, Brazil. In 2021, Mr. Nascimento attended the executive training course Fintech Revolution:Transformative Financial Services and Strategies, organized by the Wharton School of the University of Pennsylvania. André Sapoznik—165.085.128-62 André Sapoznik, a Member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2016, having held the position of Vice President (2016 to 2021). He joined the Itaú Unibanco Group in 1998 and was elected Officer in 2004. 210 He holds a Bachelor’s degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil and MBA from Stanford Graduate School of Business, California, U.S.

Álvaro Felipe Rizzi Rodrigues—166.644.028-07 Álvaro Felipe Rizzi Rodrigues, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2014. He is currently responsible for the Legal Wholesale Banking Department (investment banking, treasury, wealth management services, banking products, allocated funds and onlending, international loans and foreign exchange), the Tax Department, the Proprietary M&A Legal Matters Department and the Anti-Trust, Corporate and International Legal Matters Departments. Mr. Rodrigues had been previously responsible for the Legal Retail Banking Department (responsible for legal issues related to products and services of the retail banking, insurance and pension plan business) and the Institutional Legal Department (Corporate and Corporate Governance, Contracts, Intellectual Property and Corporate Paralegal Matters). He joined the Itaú Unibanco Group in 2005, serving as Legal Manager and Legal Superintendent (2005 to 2014). He also worked in the Corporate Law and Contract Law departments (1998 to 2005) at Tozzini Freire Advogados. He holds a Bachelor’s degree in Law from the Faculdade de Direito da Universidade de São Paulo (USP), São Paulo, Brazil. He has also attended a specialization course in Corporate Law from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, and holds a Master of Laws (L.L.M.) from Columbia University Law School, New York, U.S. Emerson Macedo Bortoloto—186.130.758-60 Emerson Macedo Bortoloto has been an Officer at the Itaú Unibanco Group since 2011. He joined the Itaú Unibanco Group in 2003, taking over a number of positions in the Internal Audit department. He is currently the Internal Audit Officer, responsible for managing the Audit department, whose mission is to plan, carry out and report on audits in Itaú Unibanco Group Retail processes and business, as well as in processes of the Information Technology, Information Security and Cybersecurity area. Mr. Bortoloto was responsible for evaluating processes related to Market, Credit and Operational Risks, in addition to Project Auditing and Continuous Auditing. Also at the Itaú Unibanco Group, he was responsible for auditing in the Information Technology and Retail Credit Analysis and Granting processes. He has been a Member of the Audit Committees of Itaú Unibanco’s controlled companies and affiliates, such as: Banco Itaú Paraguay, Banco Itaú Uruguay, CIP – Câmara Interbancária de Pagamentos and Tecban—Tecnologia Bancária. Mr. Bortoloto worked at Ernst & Young Auditores Independentes (2001 to 2003) and at Banco Bandeirantes (1992 to 2001), being responsible for auditing IT and operational processes. He holds a Bachelor’s degree in Data Processing Technology, a Postgraduate degree in Audit and Consulting in Information Security from the Faculdades Associadas de São Paulo (FASP), São Paulo, Brazil, and an MBA in Internal Auditing from the Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI), Brazil. He is CISA certified by the Information Systems Audit and Control Association (ISACA). Tatiana Grecco—167.629.258-63 Tatiana Grecco, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2017. She has worked at the financial and capital markets since 1994, when she joined the Capital Markets Department. She has built a consistent and successful career over the years within the firm, starting as a Back-Office Analyst of institutional and private banking investors’ portfolios. In 1998, she became a Fund Portfolio Manager at Itaú Asset Management. After that, she worked as a Senior Portfolio Manager of fixed income and technical provision portfolios for five years and later became the Superintendent of Technical Provision Portfolio Management. In 2009, Ms. Grecco commenced the indexed fund business at Itaú Asset Management, through mutual funds and ETFs – Exchange Traded Funds. In 2014, she also became the Superintendent of Solutions for Asset Allocation and Quantitative Funds. She has coordinated the ETF Committee and the ESG Workgroup at ANBIMA for several years. She was also Vice President of the Fixed Income and Multimarket Funds Committee at the same Association, contributing to the development of Brazilian Mutual Funds. Since 2017, she has been responsible for the market and liquidity risk control at the Itaú Unibanco, Itaú Asset Management and Itaú Corretora de Valores units. She holds a Bachelor’s degree in Civil Construction with major in Technology from the Universidade Estadual Paulista (UNESP), São Paulo, Brazil, a Postgraduate degree in Finance from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil, a Master’s degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, and is certified by the Executive Education Program on Asset Management from the Yale University, Connecticut, U.S. She has also been a Certified Financial Planner (CFP) since 2009 and is Asset Manager certified by ANBIMA (CGA). Leila Cristiane Barboza Braga de Melo—153.451.838-05 Leila Cristiane Barboza Braga de Melo has been a Partner of Itaú Unibanco since 2008 and an Officer of the Executive Committee since 2021. She is currently responsible for the entire Legal, External Ombudsman’s Office, Government Relations, Corporate Communication and Sustainability departments. She joined the Itaú Unibanco Group in 1997, working at Unibanco’s Legal Advisory Department, where she carried out legal services at all business and institutional departments. Ms. Melo was elected Deputy Officer in 2008. She has held several positions at the Itaú Unibanco Group, including Officer (2009 to 2015) and Executive Officer (2015 to 2021). She is also an Officer and a Member of the Board of Directors at W.I.L.L. – Women in Leadership in Latin America (a nongovernmental organization with international coverage focused on improving the individual and collective value of women in leadership positions in Latin America). In 2000 and 2001, Ms. Melo worked in the Project Finance and Securities Departments of the Debevoise & Plimpton firm in New York. She holds a Bachelor’s degree in Law from the Universidade de São Paulo (USP), São Paulo, Brazil, and attended a Specialization course on Financial Law and Capital Markets from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil, and on Fundamentals of Business Law from the New York University, New York, U. S., and attended the Fellows Program from the IWF World Leadership Conference and Gala, Atlanta, Georgia, U.S., from the Harvard Business School, Cambridge, Massachusetts, U.S. and from the INSEAD, Fontainebleau, France. Adriano Cabral Volpini—162.572.558-21 Adriano Cabral Volpini, a Partner of Itaú Unibanco, has been Corporate Security Officer and Chief Security Officer (CSO) at the Itaú Unibanco Group since 2012. He has held several positions at the Itaú Unibanco Group, including Superintendent of Prevention of Unlawful Acts (2005 to 2012); Manager of Prevention of Unlawful Acts (2004 to 2005); Inspection Manager (2003); Inspector (1998 to 2003); Auditor (1996 to 211 997) and in the Branch Operation Department (1991 to 1996). He also holds management positions in several companies of the Itaú Unibanco Group.

He holds a Bachelor’s degree in Social Communication and a postgraduate degree in Accounting and Financial Administration, both from the Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil and an MBA in Finance from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil. Luciana Nicola Scheneider—270.049.978-63 Luciana Nicola Schneider, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2022. She has held several positions at the Itaú Unibanco Group, including Superintendent of Institutional Relations, Sustainability and New Business (2018 to 2021) and Superintendent of Government and Institutional Relations (2009 to 2018). She worked as a Social Responsibility Manager (2004 to 2009) at Instituto Unibanco S.A. and at the Endomarketing department at Unibanco S.A. (1997 to 2004). Ms. Schneider was also a Member of the Steering Committee (2005 to 2007) at Associação Junior Achievement of the São Paulo State. She holds a Bachelor’s degree in Law from the Universidade São Judas Tadeu, São Paulo, Brazil, and postgraduate degrees in Semiotics from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil and in Leadership and Public Management from the Centro de Liderança Pública – CLP and Center on the Legal Profession at Harvard Business School, Cambridge, Massachusetts, USA. Alexsandro Broedel—031.212.717-09 Alexsandro Broedel, a Member of the Partners Program, has been an Officer of the Executive Committee and CFO since 2021, having held the position of Group Executive Finance Director (2015 to 2020) and Head of Investor Relations (2017 to 2020) at the Itaú Unibanco Group. He joined the Itaú Unibanco Group in 2012 as the Finance and Control Officer. Mr. Broedel has previously served as an Officer at the Comissão de Valores Mobiliários (CVM). He is a Full Professor at FEA-USP and Trustee of the IFRS Foundation. He holds a Bachelor’s degrees in Accounting and Law from the Universidade de São Paulo (USP), São Paulo, Brazil. He holds a Ph.D. in Accounting and Finance from the Manchester Business School, Manchester, United Kingdom, and is a Chartered Management Accountant (FCMA, CGMA), London, United Kingdom. Renato Lulia Jacob—118.058.578-00 Renato Lulia Jacob has been a Partner and an Officer at the Itaú Unibanco Group, concurrently acting as the Group Head of Investor Relations and Market Intelligence since 2020. He has been a Member of the Disclosure and Trading Committee since 2019, having served as its Chairman since 2020. Mr. Jacob has been at the Itaú Unibanco Group for 19 years, having held several positions, including CEO and Member of the Board of Directors at Itau BBA International plc, in the United Kingdom, and Member of the Boards of Directors at Itau International, in the U.S., and Itau Suisse, in Switzerland (2016 to 2020), a Managing Director of Banco Itau Argentina S.A. (2006 to 2010) and a Managing Director, Head of CIB Europe (2011 to 2015). He has been an Independent Member of the Boards of the Royal Institution of Great Britain, Fight For Peace International, and the Brazilian Chamber of Commerce in Great Britain, in the United Kingdom. He holds a Bachelor’s degree in Civil Engineering from the Universidade de São Paulo (USP), São Paulo, Brazil, and has attended the Advanced Management Program and taken part in the CEO Academy, both from The Wharton School of the University of Pennsylvania, Philadelphia, U.S. Milton Maluhy Filho—252.026.488-80 Milton Maluhy Filho, a Partner, has been a Chief Executive Officer at the Itaú Unibanco Group since 2021, having served as a CFO and a CRO as well. Mr. Maluhy has held several positions at the Itaú Unibanco Group, including Vice President (2019 to 2020) and CEO of Itaú CorpBanca (Chile) (2016 to 2018), being responsible for the merger of two banks, CorpBanca and Banco Itaú Chile. He joined the Itaú Unibanco Group in 2002 and was elected Officer in 2007. He holds a Bachelor’s degree in Business Administration. Alexandre Grossmann Zancani—288.246.148-84 Alexandre Grossmann Zancani, a Member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021, having held the position of Executive Officer at the Itaú Unibanco Group (2019 to 2021). He was a Digital Business, Data, New Undertakings and Innovation Officer (2017 to 2019), a Risk Officer – Individuals and Consumers (2015 to 2017), an Executive Credit Superintendent at Santander – Individuals and Financing Companies (2013 to 2015), an Executive Credit Superintendent at Santander – Individuals (2012 to 2013) at Santander (Brazil), an Executive Credit and Collection Superintendent (2009 to 2012) at Santander Cards and a Member of the Board of Directors (2017 to 2018) at Banco PSA Finance Brasil S.A. He holds a Bachelor’s degree in Computer Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil and an MBA from the INSEAD, Fontainebleau, France. André Luís Teixeira Rodrigues—799.914.406-15 André Luís Teixeira Rodrigues has been a Partner since 2010 and a Member of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Retail Banking segment, which includes Itaú Branches, Uniclass, Personnalité, Companies departments, Government and Payroll segments, and is also responsible for the Insurance, Products and Strategic Planning – Individuals and Companies, CRM, Digital Channels and User Experience (UX) departments. He joined the Itaú Unibanco Group in 2000 and has been an Officer since 2005. He was an Executive Officer from 2008 and 2020, having worked at Banco Itaú BBA from its creation in 2003 to 2018 and at the Retail Banking segment as from 2019. He holds a Bachelor’s degree in Mechanical Engineering with major in Automation and Systems (“Mechatronics”) from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil. Renato da Silva Carvalho—033.810.967-61 Renato da Silva Carvalho, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2020. He is currently responsible for the Wholesale Banking’s Financial Planning department. 212 Mr. Carvalho has held several positions at the Itaú Unibanco Group, including Finance Superintendent, Wholesale Banking (2017 to 2020) and Market and Liquidity Risk Superintendent/Manager (2010 to 20 7).

He worked as Investment Market Risk Associate Director (2008 to 2010) at Fidelity International LTD (London, United Kingdom), Market Risk Associate Director (2006 to 2008) at Mizuho International LTD (London, United Kingdom), and Market and Liquidity Risk Analyst (1998 to 2006) at Banco Brascan S.A. (Rio de Janeiro, Brazil). He holds a Bachelor’s degree in Production Engineering from the Universidade Federal do Rio de Janeiro (UFRJ), Rio de Janeiro, Brazil; an Executive MBA in Finance from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil; an MBA in System Analysis, Project and Management from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil; and a M.Sc.in Production Engineering from the Universidade Federal do Rio de Janeiro (UFRJ), Rio de Janeiro, Brazil; and he has attended the Executive Program from the Fundação Dom Cabral, Minas Gerais, Brazil. He is a certified Professional Risk Manager (PRM) by the Professional Risk Management International Association (PRMIA) and a Financial Risk Manager (FRM) by the Global Association of Risk Professionals (GARP). Paulo Sergio Miron—076.444.278-30 Paulo Sergio Miron, a Member of the Partners Program, has been the Officer responsible for internal audit (CAE – statutory audit committee) at the Itaú Unibanco Group since 2015. He has been an Officer at the Instituto Unibanco and the Fundação Itaú para Educação e Cultura, a Member of the Fiscal Council at the Fundação Maria Cecilia Souto Vidigal, of the Fiscal Council at Instituto Lemann and of the Fiscal Council at the Fundação Nova Escola, and a Coordinator of the Audit Committee at Zup Tecnologia. Mr. Miron has served as a financial specialist at the Audit Committee of Porto Seguro and XP. With over 28 years of experience in independent auditing, he was a partner at PricewaterhouseCoopers (PwC)—Brazil (1996 to 2014) responsible for the audit work at large Brazilian financial conglomerates, the Brasília office in Distrito Federal (DF), and both the government services and the banking departments. Mr. Miron also coordinated the PwC Brazil’s department of training at financial institutions for over ten years, and worked as a college professor teaching financial market-related courses. He is a speaker at many seminars on governance, auditing and financial market issues. He holds a Bachelor’s degrees in Economics from the Universidade Presbiteriana Mackenzie, São Paulo, Brazil and in Accounting from the Universidade São Judas Tadeu, São Paulo, Brazil. Teresa Cristina Athayde Marcondes Fontes—307.447.828-48 Teresa Cristina Athayde Marcondes Fontes, a Member of the Partners Program, joined the Itaú Unibanco Group in 2003. She worked until 2017 at the legal advisory to institutional and business departments and, from 2017 to 2019, she was responsible for the Conglomerate’s Compliance, Retail Banking and Labor segments, including as a liaison with a number of regulatory bodies. She was elected Officer in 2019 and has been responsible for the Civil Litigation Office. She holds a Bachelor’s degree in Law from the Faculdade de Direito da Universidade de São Paulo (USP), São Paulo, Brazil; a post-graduate degree in Commercial Law from the University of Paris, Panthéon Sorbonne, Paris, France; an MBA from the Fundação Dom Cabral, São Paulo, Brazil; a post-MBA from the Kellogg School of Management at Northwestern University, Illinois, U.S., and has attended the Executive Education Program from the Fundação Dom Cabral, São Paulo, Brazil. Daniel Sposito Pastore—283.484.258-29 Daniel Sposito Pastore, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2020. He has held several positions at the Itaú Unibanco Group, including Legal Superintendent working at the labor, criminal, union relations, higher courts, labor advisory and WMS areas (2012 to 2020); Legal Manager, WMS, working at the International, Asset and Brokerage departments (2008 to 2011), Legal Lawyer, WMS (2004 to 2008); Lawyer, Banking Law (2002 to 2003), and Legal Assistant (M&A Legal) (2000 to 2002). Mr. Pastore served at the Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA) as an effective Member of the Legal Committee (2012 to 2016), having served as Vice President (2015 to 2016); Coordinator and Liaison on behalf of ANBIMA with the Comissão de Valores Mobiliários (CVM) for issuing and implementing new rules on suitability, asset management and trust management and investment funds (2014 to 2016), and Coordinator of the revision of self-regulation codes for trust management, asset management and investment funds (2015 to 2016). He has been a Member of the legal labor committee (since 2017) and a Member of the union negotiation committee (since 2020) at the Federação Brasileira de Bancos (FEBRABAN). He holds a Bachelor’s degree in Law from the Universidade Presbiteriana Mackenzie, São Paulo, Brazil, and a post-graduate degree in Financial and Capital Markets Law from the Instituto de Ensino e Pesquisa (INSPER), São Paulo, Brazil. José Virgilio Vita Neto – 223.403.628-30 José Virgilio Vita Neto, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2011, being currently responsible for Tax Advisory and Litigation, Corporate Legal departments, in addition to the Legal Advisory of all Business departments of the General Retail Banking Office. He joined the Itaú Unibanco Group in 2000, working as a lawyer until 2003, being responsible for the Wholesale Banking Legal Consulting department, particularly structured operations and real estate loans. Mr. Vita Neto worked as Legal Manager (2003 to 2008), being responsible for the Wholesale Banking Legal department, particularly structured operations, real estate loans, foreign exchange, derivatives and project finance, retail legal advisory and administrative and investigative proceedings, including those related to consumer protection bodies. He also acted as Legal Superintendent (2008 to 2011), responsible for retail legal advisory, administrative and investigative proceedings, litigation for major cases and public-interest civil actions. He holds a Bachelor’s degree in Law from the Universidade de São Paulo (USP), São Paulo, Brazil; Master’s degree in Civil Law – Contracts from the Universidad de Salamanca – Spain; Ph.D. in Civil Law – Contracts from the Universidade de São Paulo (USP), São Paulo, Brazil, and has attended the Authentic Leadership Development Program from the Harvard Business School, Boston, U.S. Candido Botelho Bracher—039.690.188-38 Candido Botelho Bracher (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including 213 CEO (2017 to 2021), Wholesale Banking Senior Vice President (“Diretor Geral”) (2015 to 2017) and Vice President (2004 to 2015).

Mr. Bracher has been a Member of the Board of Directors of Mastercard Incorporated since 2021 and was a Member of the Board of Directors (2009 to 2014) of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão), an Alternate Member of the Board of Directors (1999 to 2005), and a Member of the Board of Directors (2005 to 2013) of Pão de Açúcar – Companhia Brasileira de Distribuição. He holds a Bachelor’s degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil. Frederico Trajano Inácio Rodrigues—253.929.608-47 Frederico Trajano Inácio Rodrigues (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2020. He has been the Chief Executive Officer (CEO) of Magazine Luiza S.A. since 2016, having been an Executive Sales and Marketing Officer (2010 to 2015), a Commercial Officer, and was also in charge of the Marketing Office (2004 to 2010). He started his career in 2000, being responsible for the E-Commerce department. Mr. Rodrigues has been an Effective Member of the Board of Directors of Luizaseg Seguros S.A. since 2005, and worked in the retail and consumer goods departments at Deutsche Bank Securities (1998 to 1999). He holds a Bachelor’s degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, and attended the Program for Executives from the University of California, Stanford, U.S. Fábio Colletti Barbosa—771.733.258-20 Fábio Colletti Barbosa (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2015. He has been a Member of the Board of Directors of Natura Group since 2017; a Member of the Board of Directors of Companhia Brasileira de Metalurgia e Mineração (CBMM) since 2015; and a Member of the Board of Directors of Ambev since 2021. He was CEO (2011 to 2014) at Abril Comunicações S.A.; Chairman of the Board of Directors (2011) at Banco Santander (Brazil) S.A.; CEO (2008 to 2010) at Banco Santander S.A.; and CEO (1996 to 2008) at Banco ABNAMRO/Real S.A. Mr. Barbosa also served as Chairman of the Board of Directors of Fundação OSESP (2012 to 2019), and is currently a Board Member at UN Foundation (U.S.) since 2011; a Member of the Board of Directors of Instituto Empreender Endeavor since 2008 (Chairman since 2015); and a Member of the Investment Committee of Gávea Investimentos since 2015. He holds a Bachelor’s degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil and a Master’s degree in Business Administration from the Institute for Management Development (IMD), Lausanne, Switzerland. Pedro Luiz Bodin de Moraes—548.346.867-87 Pedro Luiz Bodin de Moraes (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2003. He has been a partner at Cambuhy Investimentos Ltda. since 2011 and at Ventor Investimentos Ltda. since 2009. He was an Officer (2002 to 2003) and a Partner (2005 to 2014) at Icatu Holding S.A.; and an Officer and a Partner (1993 to 2002) at Banco Icatu S.A. Mr. Bodin de Moraes also served as a Monetary Policy Officer at the Banco Central do Brasil (1991 to 1992) and as an Officer at Banco Nacional de Desenvolvimento Econômico e Social (BNDES) (1990 to 1991). He holds a Bachelor’s and Master’s degrees in Economics from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil, and a Ph.D. in Economics from the Massachusetts Institute of Technology (MIT), Cambridge, Massachusetts, U.S. Maria Helena dos Santos Fernandes de Santana—036.221.618-50 Maria Helena dos Santos Fernandes de Santana (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2021. She was a Member of the Audit Committee between 2014 and 2020. She has been a Member of the Board of Directors and Coordinator of the People, Appointment and Governance Committee at Oi S.A. since 2018, a Member of the Board of Directors and Chairwoman of the Audit Committee at CI&T Inc., and a Member of the Board of Directors at Fortbras S.A. She was a Member of the Board of Directors (2018 to 2019) and the Chairwoman of the Audit Committee at XP Inc. between 2019 and 2021, having previously served as the Chairwoman of the Audit Committee at XP Investimentos S.A. (2018 to 2019). Ms. Santana served as a Member of the Board of Directors at Bolsas y Mercados Españoles (BME) (2016 to 2020), a Member of the Board of Trustees at the IFRS Foundation (2014 to 2019), a Member of the Board of Directors and Chairwoman of the Corporate Governance Committee at Companhia Brasileira de Distribuição S.A. (2013 to 2017), a Member of the Board of Directors and Audit Committee Coordinator at Totvs S.A. (2013 to 2017), a Member of the Board of Directors at CPFL Energia S.A. (2013 to 2015), Chairwoman (2007 to 2012) and Officer (2006 to 2007) of the Brazilian Securities and Exchange Commission (CVM). She represented CVM at the Financial Stability Board (FSB) (2009 to 2012). She was Chairwoman of the Executive Committee at the International Organization of Securities Commissions (IOSCO) (2011 to 2012), and also a Member of the International Integrated Reporting Committee (IIRC) in the same period. She worked at the Bolsa de Valores de São Paulo (currently B3 S.A. – Brasil, Bolsa, Balcão) (1994 to 2006), where she was involved in the set-up and was responsible for the implementation of the New Market and other corporate governance segments. Ms. Santana was Vice President of the Instituto Brasileiro de Governança Corporativa (IBGC) (2004 to 2006), having been a Member of its Board of Directors between 2001 and 2006. She has been a Member of the Latin-American Roundtable on Corporate Governance (OECD) (since 2000). She holds a Bachelor’s degree in Economics from the Faculdade de Economia, Administração, Contabilidade e Atuária of the Universidade de São Paulo (FEA-USP), São Paulo, Brazil. 214

Pedro Moreira Salles—551.222.567-72 Pedro Moreira Salles (Non-Executive Co-Chairman) has been a Co-Chairman of the Board of Directors at the Itaú Unibanco Group since 2017, and he was also the Chairman of the Board of Directors (2009 to 2017) and Executive Vice President (2008 to 2009). He has held several positions at the Itaú Unibanco Group, including CEO (2004 to 2008). He serves as the Chairman of the Board of Directors at Instituto Unibanco; Board of Directors at the Federação Brasileira de Bancos (FEBRABAN); Board of Directors at Companhia Brasileira de Metalurgia e Mineração (CBMM); and Board of Directors at Alpargatas S.A. He is also a Member of the Decision-Making Council, the INSPER’s Board of Associates, and the Board of Directors at Fundação Osesp. He holds a Bachelor’s degree, magna cum laude, in Economics and History from the University of California, Los Angeles (UCLA), U.S. He holds a Master’s degree in International Relations from the Yale University and he has attended the OPM – Owner/President Management Program at the Harvard University, both in the United States. Ricardo Villela Marino—252.398.288-90 Ricardo Villela Marino (Non-Executive Vice President) has been a Vice President of the Board of Directors at the Itaú Unibanco Group since 2020. He was also a Member of the Board of Directors (2008 to 2020) and the Chairman of the bank’s Latin America Strategic Council since 2018. He has held several positions at the Itaú Unibanco Group since 2002, including Vice President (2010 to 2018). He has also been an Alternate Member of the Board of Directors of Itaúsa S.A. since 2011; a Member of the Strategy and New Business Committee since 2021; a Member of the Sustainability Council since 2019, and he was a Member of the Investment Policies Committee (2008 to 2011); an Alternate Member of the Board of Directors of Dexco S.A. since 2009; an Alternate Member of the Board of Directors of Itautec S.A. (2009 to 2019) and an Alternate Member of the Board of Directors of Elekeiroz S.A. (2009 to 2018). He holds a Bachelor’s degree in Mechanical Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil and a Master’s degree in Business Administration from the MIT Sloan School of Management, Cambridge, Massachusetts, U.S. Alfredo Egydio Setubal—014.414.218-07 Alfredo Egydio Setubal (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2007. He has held several positions at the Itaú Unibanco Group, including Vice President (1996 to 2015), Investor Relations Officer (1995 to 2015), Executive Officer (1993 to 1996), and Managing Director (1988 to 1993). He has been a Member of the Nomination and Corporate Governance Committee since 2009, a Member of the Personnel Committee and the Risk and Capital Management Committee since 2015, a Member of the Social Responsibility Committee since 2019, and he was a Member of the Accounting Policies Committee (2008 to 2009). He has been the CEO and Investor Relations Officer at Itaúsa S.A. since 2015, Vice Chairman of the Board of Directors since 2008, a Member of the Disclosure and Trading Committee since 2009, having been Coordinator to this Committee since 2015, a Member of the Investment Policies Committee (2008 to 2011), Coordinator of the Investment Committee and a Member of the Finance, the Personnel and Ethics, and the Sustainability and Risks committees since 2017. Mr. Setubal has been a Member of the Board of Directors and of the Strategy Committee at Alpargatas S.A. since 2017, a Member of the Board of Directors since 2015, Co-chairman of the Board since 2017 and a Member of the Personnel, Governance and Nomination Committee since 2015 at Duratex S.A. He has been Chairman of the Board of Trustees since 2008 at the Fundação Itaú para Educação, a Member of the Board of Directors of the Museu de Arte Moderna de São Paulo (MAM) since 1992 and of the Instituto de Arte Contemporânea. He has been Vice Chairman of the Board of Directors at the Fundação Bienal de São Paulo since 2017 (and a Member since 2009) and Chairman of the Decision-Making Council at the Museu de Arte de São Paulo (MASP) since 2018. He has a Member of the Superior Guidance, Nomination and Ethics Committee since 2010 at the Instituto Brasileiro de Relações com Investidores – IBRI, having been Chairman of the Board of Directors (1999 to 2009). Mr. Setubal also served as a Member of the Board of Directors at the Associação Brasileira das Companhias Abertas (ABRASCA) (1999 to 2017) and Vice Chairman of the Board of Directors at the Instituto Itaú Cultural (2005 to 2019), having worked as a Board Member (1993 to 2005), Executive Vice President (2005 to 2019) and an Executive Officer (1996 to 2005). He holds Bachelor’s and Postgraduate degrees in Business Administration, both from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, with specialization from INSEAD, Fontainebleau, France. Roberto Egydio Setubal—007.738.228-52 Roberto Egydio Setubal (Non-Executive Co-Chairman) has been a Co-Chairman of the Board of Directors at the Itaú Unibanco Group since 2017. He was also the Vice Chairman of the Board of Directors (2003 to 2017) and CEO (1994 to 2017). He has held several positions at the Itaú Unibanco Group, including Senior Vice President (“Diretor Geral”) (1990 to 1994). He has served as Vice Chairman of the Board of Directors and a Member of the Strategy and New Business Committee of Itaúsa S.A. since 2021 and was Managing Vice President (1994 to 2021) and Chairman of the Accounting Policies Committee (2008 to 2011). Since 1994 he has been a Member of the Board of the International Monetary Conference. He was President of the Federação Nacional dos Bancos (FENABAN) and of the Federação Brasileira de Bancos (FEBRABAN) (1997 to 2001) and President of the Advisory Board of the Federação Brasileira de Bancos (FEBRABAN) (2008 to 2017). In 2000, Mr. Setubal became a Member of the Trilateral Commission and the International Board of the NYSE and in 2002 he became a Member of the International Advisory Committee of the Federal Reserve Bank of New York. In 2010, he became a Member of the China Development Forum. He holds a Bachelor’s degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil and a Master of Science degree in Engineering from the Stanford University, California, U.S. 215

João Moreira Salles—295.520.008-58 João Moreira Salles (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2017. He has held several positions at the Itaú Unibanco Group, including Officer at IUPAR – Itaú Unibanco Participações S.A. since 2018, and he was a Member of the Board of Directors (2015 to 2018). He was a Member of the Board of Directors at XP Investimentos S.A. (2018 to 2019). Mr. Moreira Salles is currently an Officer of Brasil Warrant Administração de Bens e Empresas S.A. (BWSA), where, since 2013, he has been overseeing the management of BW Gestão de Investimentos (BWGI) as a member of the Investment, Risk and Operational Committees of the firm, and has been responsible for the monitoring of other BWSA subsidiaries. He has been a Partner and a Member of the Investment Committee of Cambuhy Investimentos Ltda. since 2013, and was a Member of the Board of Directors of investee Parnaíba Gás Natural (2014 to 2017). He has also been a Member of the Board of Directors of Verallia, a glass packaging company listed on the Euronext Paris since 2019, as well as a Member of the Board of Directors’ Finance Committee of Alpargatas. Before joining BWSA and Cambuhy, he had been an Investment Banker at J. P. Morgan Chase, New York, U.S. He holds a Bachelor’s degree in Economics from the Instituto de Ensino e Pesquisa (INSPER), São Paulo, Brazil, a Master’s degree in Economics from the Columbia University, GSAS, New York, U.S., a Master’s degree in Finance from the Columbia University, GSB, New York, U.S. and a Ph.D. in Economic Theory from the Universidade de São Paulo (FEA-USP), São Paulo, Brazil. Ana Lúcia de Mattos Barretto Villela—066.530.828-06 Ana Lúcia de Mattos Barretto Villela (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2018. She has held several positions at the Itaú Unibanco Group, including Member of the Board of Directors (1996 to 2001). Ms. Villela has also been an Alternate Member of the Board of Directors of IUPAR – Itaú Unibanco Participações S.A. since 2018; Vice Chairman of the Board of Directors (Non-Executive Member) of Itaúsa S.A. since 2017; a Member of the Personnel Committee at Itaú since 2018; a Member of the Nomination and Corporate Governance at Itaú since 2018; a Member of the Social Responsibility Committee at Itaú since 2019; a Member of the Sustainability and Risks Committee at Itaúsa since 2021; Vice President of the Board of Trustees at the Fundação Itaú para Educação e Cultura since 2020; a Member of the Guiding Board at the Itaú Social since 2017; a Member of the Advisory Board at the Itaú Cultural since 1995; a Member of the Executive Board at the Itaú Cultural since 2017; Co-Founder of AlanaLab (Maria Farinha Filmes and Flow) since 2014; Founding President of Alana Foundation since 2012; CEO of Instituto Alana since 2002; a Member of the Advisory Board at Instituto Brincante since 2001 and Fellow Ashoka since 2010. She has been a Member of the Innovation Board of XPRIZE since 2018. First representative from Latin America on the Innovation Board of XPRIZE, a non-profit organization created by Peter Diamandis, who designs and manages global competitions to encourage the development of new technologies that may help solve some of mankind’s major challenges. She was a Member of the Advisory Board at Instituto Akatu (2013 to 2017); a Member of the Advisory Board at Organização Fairplay (2015 to 2017); a Member of the Advisory Board at Conectas (2003 to 2018), a Member of the Sustainability Committee at Duratex S.A. (2015 to 2018) and an Alternate Member of the Board of Directors of Duratex S.A. (2018 to 2020). She holds a Bachelor’s degree in Teaching with major in School Administration and a Master’s degree in Educational Psychology, both from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil and took graduate studies in Business Administration from the Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil (incomplete), and postgraduate studies in Administration in the Third Sector from the Fundação Getulio Vargas (FGV), São Paulo, Brazil (incomplete). Cesar Nivaldo Gon—154.974.508-57 Cesar Nivaldo Gon (Independent Member) has been a Member of the Board of Directors since 2022 and Member of the Personnel Committee (2021 to 2022) at the Itaú Unibanco Group. He is the founder and has been the CEO at CI&T since 1995, acting as the figurehead for topics on leadership development and digital transformation. Mr. Gon has been a Member of the Board of Directors of Sensedia since 2012, a Tech Advisor to the Boticário Group since 2020 and is a Member of the Board of Directors of Fundo Patrimonial Lumina Unicamp. In 2021, he joined the Boards of Directors of Raia Drogasil and of Lean Enterprise Institute (LEI), headquartered in Boston. In 2019, he was acknowledged as the Entrepreneur of the Year in Brazil by Ernst & Young (EY). Mr. Gon has co-authored the book “Faster, Faster: The Dawn of Lean Digital” (2020) and is a MIT Sloan Management Review columnist. He holds a Bachelor’s degree in Computer Engineering (CoE) and a Master’s degree in Computer Science from the Universidade de Campinas (UNICAMP), Campinas, São Paulo, Brazil. Rene Guimarães Andrich—709.926.659-49 Rene Guimarães Andrich has been an Alternate Member of the Fiscal Council at the Itaú Unibanco Group since 2020. He is the Chairman of the Audit Committee at Companhia Paranaense de Gás (COMPAGÁS); Chairman of the Audit Committee at Hospital de Clínicas de Porto Alegre (HCPA), a Member of the Audit Committee of the Casa da Moeda do Brasil (CMB) and Companhia de Trens Urbanos (CBTU) and an Independent Member of the Disciplinary Measures Committee of Petrobrás Transportes S.A. (TRANSPETRO). He is a Professor, Mentor, and Instructor in Inspection and Controls courses. He was Head of Internal Audit – Latin America at Electrolux do Brasil S.A.; External Auditor at Ernst & Young and at Paraná Auditores, and Audit Supervisor at Spaipa S.A. Indústria Brasileira de Bebidas. He holds certifications from CCA+ – Director with Experience (IBGC); CCF—Fiscal Advisor (IBGC) and CCoAud – Member of the Audit Committee with Experience (IBGC); CIA – Certified Internal Auditor (The IIA); CRMA – Certified Risk Management Assurance (The IIA); CCSA – Certificate in Control Self-Assessment (The IIA); QA – Accreditation in QA Assessment/Validation (The IIA), and the Conselho Regional de Contabilidade (CRC/SP). He holds a Master’s degree in Management from the Pontifícia Universidade Católica do Paraná (PUC-PR), Curitiba, Brazil, a Postgraduate degree in Controllership from the Fundação Getulio Vargas (FGV), Rio de Janeiro, Brazil, and a Bachelor’s degree in Accounting from the FAE Business School, Curitiba, Brazil. 216

Reinaldo Guerreiro—503.946.658-72 Reinaldo Guerreiro has been an Alternate Member of the Fiscal Council at the Itaú Unibanco Group since 2017. He has been a Member of the Board of Directors since 2007, an Independent Member of the Audit Committee (2007 to 2017) and since 2020 at the Cia. de Saneamento Básico do Estado de São Paulo (SABESP), and a Member of the Fiscal Council of the FEA-USP Endowment Fund since 2016. Mr. Guerreiro has been the Chairman of the Audit Committee at Petrobrás Gas S.A.(GASPETRO) since 2018, and was a Member of the Board of Directors (2016 to 2018) and Member of the Financial and Risks Committee (2016 to 2018) at Petrobrás Distribuidora S.A.; and a Member of the Strategic Committee (2016 to 2018) at Petróleo Brasileiro S.A. He is also the Chairman of the Board of Trustees of Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI). He is a Full Professor of FEA-USP; Head of the Accounting Department in two terms of office, Principal (2010 to 2014) and the current Vice Head of the Accounting and Actuarial Science Department at the Faculdade de Economia, Administração e Contabilidade da Universidade de São Paulo (FEA-USP). He holds a Bachelor’s degree in Accounting, a Master’s degree and a Ph.D. in Controllership and Accounting, and Habilitation degree (“livre-docência”) in Controllership and Accounting from the Faculdade de Economia, Administração e Contabilidade da Universidade de São Paulo (FEA-USP), São Paulo, Brazil. Eduardo Hiroyuki Miyaki—159.822.728-92 Eduardo Hiroyuki Miyaki has been a Member of the Fiscal Council at the Itaú Unibanco Group since 2022. Has held several positions at the Itaú Unibanco Group, including Internal Audit Officer (2010 to 2017) and Operational Risk and Internal Control Officer (2017 to 2021). He has previously served as Internal Audit Superintendent (2005 to 2010) in the Capital Markets, Insurance, Pension Plan and Securities departments. Mr. Miyaki was the supervisor responsible for the Internal Audit Department in the Asset Management and Treasury departments (2003 to 2004) and Supervisor of the Anti-Money Laundering and Fraud Prevention Program (1996 to 2003). He holds a Bachelor’s degree in Civil Engineering from the Universidade de São Paulo (USP), São Paulo, Brazil; a Master’s degree in Sanitation from the Gunma University, Japan; a Master’s degree in Business Administration from CEAG, Fundação Getulio Vargas (FGV), São Paulo, Brazil; and an MBA in International Finance and Business from the Leonard N. Stern School of Business, New York University, New York, U.S. Artemio Bertholini—095.365.318-87 Artemio Bertholini has been a Member of the Fiscal Council at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including Member of the Fiscal Council at Itaúsa S.A. (2006 to 2008) and at Itaú Unibanco (2009 to 2011). He has been a Member of the Audit Committee of BB Seguridade S.A. since 2015, Cia. de Saneamento do Paraná (SANEPAR) since 2017, Cia. de Saneamento de Minas Gerais (COPASA) since 2018, and a Member of the Fiscal Council of Investimentos e Participações em Infraestrutura S.A. (INVEPAR) since 2021. He has also been responsible for the Audit and Accounting modules of post-graduation courses on Controllership at the Universidade Estadual de Campinas (UNICAMP) since 2015, and an invited Lecturer at Accounting, Audit, Arbitration and Corporate Governance-related events at the Regional Accounting Council (CRC/SP) and at a number of universities. Mr. Bertholini served as a Member of the Board of Directors at Americel S.A. (2000 to 2001), Telet S.A. (2000 to 2001), Petrobrás Distribuidora S.A. (2018 to 2019), as a Member of the Audit Committee at Petrobrás Distribuidora S.A. (2018 to 2019), as a Member of the Fiscal Council at Banco do Brasil S.A. (2001 and 2003 to 2005), Indústrias Romi S.A. (2009) and Tekno S.A. Ind. e Comércio (2018 to 2020). He was also CEO and Vice Chairman of the Board of Directors at Grant Thornton Brasil (2013 to 2015), Managing Partner at Grupo Directa Auditores (1978 to 2013), and Audit Manager at Arthur Andersen & Co. (1969 to 1978), and a bookkeeper at Banco do Brasil (1965 to 1969). He holds a Bachelor’s degrees in Accounting and Economics and a Master’s degree in Accounting and Finance from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, and a Ph.D. in Business Administration from the Florida Christian University, Orlando, Flórida, U.S. João Costa—476.511.728-68 João Costa has been an Alternate Member of the Fiscal Council at the Itaú Unibanco Group since 2009. He has held several positions at the Itaú Unibanco Group, including Managing Director (1997 to 2008). He has been an Alternate Member of the Fiscal Council of Itaúsa S.A. since 2009 and of the Fiscal Council of Dexco S.A. since 2021. He was an Effective Member of the Fiscal Councils of the Federação Brasileira de Bancos (FEBRABAN), Federação Nacional dos Bancos (FENABAN), Instituto Brasileiro de Ciência Bancária (IBCB), and of the Sindicato dos Bancos do Estado de São Paulo (1997 to 2008). He holds a Bachelor’s degree in Economics from the Faculdade de Economia São Luiz, São Paulo, Brazil; Continuing education in Business Administration from the Faculdade de Economia, Administração, Contabilidade e Atuária of the Universidade de São Paulo (FEA-USP), São Paulo, Brazil and attended a Management Program for Executives from the University of Pittsburgh, Pennsylvania, U.S. Gilberto Frussa—127.235.568-32 Gilberto Frussa has been a Member of the Fiscal Council at the Itaú Unibanco Group since 2022. Has held several positions at the Itaú Unibanco Group, including Officer of the Corporate Compliance Department (2017 to 2021); Legal Officer for Products and Business – Retail Business (2015 to 2017) and Legal Officer at Banco Itaú BBA S.A. (2006 to 2015), where he served as a lawyer from 1995 to 2006. Has been an External Member of the Risk and Solvency Committee at IRB – Brasil Resseguros S.A. since January/2022. Mr. Frussa was a Partner at Carvalho Pinto, Monteiro de Barros, Frussa & Bohlsen – Advogados, responsible for the banking law department (1993 to 1995). He was also a Lawyer (1989 to 1993) at Banco BBA-Creditanstalt S.A. and a Law trainee and legal assistant (1986 to 1989) at Pinheiro Neto – Advogados. Mr. Frussa was also an Effective Director of the Conselho de Recursos do Sistema Financeiro Nacional (CRSFN) (2000 to 2003 and 2011 to 2013). He was also Chairman of the Legal Affairs Committee of the Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA) (2012 to 2015). Additionally, he was a Director at Fundação Itaú Unibanco Previdência Complementar (2017 to 2021). He has been an Alternate Member of the Committee for Evaluation and Selection (CAS) of the Conselho de Recursos do Sistema Financeiro Nacional (CRSFN) since 2018, and an associate of Instituto Brasileiro de Governança 217 Corporativa (IBGC) since 2021.

He holds a Bachelor’s degree in Law from the Universidade de São Paulo (USP), São Paulo, Brazil. Type of Conviction Description of the conviction Pedro Paulo Giubbina Lorenzini—103.594.548-79 N/A Carlos Fernando Rossi Constantini—166.945.868-76 N/A Flávio Augusto Aguiar de Souza—747.438.136-20 N/A Ricardo Ribeiro Mandacaru Guerra—176.040.328-85 N/A José Geraldo Franco Ortiz Junior—290.270.568-97 N/A Matias Granata—228.724.568-56 N/A Sergio Guillinet Fajerman—018.518.957-10 N/A Andre Balestrin Cestare—213.634.648-25 N/A Renato Barbosa do Nascimento—161.373.518-90 N/A André Sapoznik—165.085.128-62 N/A Álvaro Felipe Rizzi Rodrigues—166.644.028-07 N/A Emerson Macedo Bortoloto—186.130.758-60 N/A Tatiana Grecco—167.629.258-63 N/A Leila Cristiane Barboza Braga de Melo—153.451.838-05 N/A Adriano Cabral Volpini—162.572.558-21 N/A Luciana Nicola Scheneider—270.049.978-63 N/A Alexsandro Broedel—031.212.717-09 N/A 218

Renato Lulia Jacob—118.058.578-00 N/A Milton Maluhy Filho—252.026.488-80 N/A Alexandre Grossmann Zancani—288.246.148-84 N/A André Luís Teixeira Rodrigues—799.914.406-15 N/A Renato da Silva Carvalho—033.810.967-61 N/A Paulo Sergio Miron—076.444.278-30 N/A Teresa Cristina Athayde Marcondes Fontes—307.447.828-48 N/A Daniel Sposito Pastore—283.484.258-29 N/A José Virgilio Vita Neto—223.403.628-30 N/A Candido Botelho Bracher—039.690.188-38 N/A Frederico Trajano Inácio Rodrigues—253.929.608-47 N/A Fábio Colletti Barbosa—771.733.258-20 N/A Pedro Luiz Bodin de Moraes—548.346.867-87 N/A Maria Helena dos Santos Fernandes de Santana—036.221.618-50 N/A Pedro Moreira Salles—551.222.567-72 N/A Ricardo Villela Marino—252.398.288-90 N/A Alfredo Egydio Setubal—014.414.218-07 N/A 219

Roberto Egydio Setubal—007.738.228-52 N/A João Moreira Salles—295.520.008-58 N/A Ana Lúcia de Mattos Barretto Villela—066.530.828-06 N/A Cesar Nivaldo Gon—154.974.508-57 N/A Rene Guimarães Andrich—709.926.659-49 N/A Reinaldo Guerreiro—503.946.658-72 N/A Eduardo Hiroyuki Miyaki—159.822.728-92 N/A Artemio Bertholini—095.365.318-87 N/A João Costa—476.511.728-68 N/A Gilberto Frussa—127.235.568-32 N/A 220

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Profissional experience / Statement of any conviction / Independence criteria Ricardo Baldin—163.678.040-72 Ricardo Baldin (Independent Member and Financial Expert) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including Executive Officer, Internal Audit at Itaú Unibanco S.A. (2009 to 2015). He has been the Audit Committee Coordinator at Alpargatas S.A. since 2018 and at Eneva S.A. since 2019; a Member of the Fiscal Council at Metalúrgica Gerdau S.A. since 2020; a Member of the Governance of Financial Institutions Committee at IBGC since 2021; and a Business Consultant at RMB Assessoria e Consultoria Empresarial e Contábil EIRELI. He served as a Member of the Board of Directors and a Member of the Audit Committee at XP Investimentos S.A. (2020 to 2021); a Member of the Audit Committee at Totvs S.A. (2020); a Member of the Board of Directors and Audit Committee Coordinator at Ecorodovias (2018 to 2020); a Member of the Fiscal Council at the Fundo Garantidor de Crédito (FGC) (2018 to 2019); a Member of the Audit Committee at Câmara Interbancária de Pagamentos (CIP) (2014) and Tecnologia Bancária (TECBAN) (2015) and Audit Committee Coordinator at Redecard S.A. (2013 to 2014). He was Controllership, Technology and Internal Controls and Risks Officer at Banco Nacional de Desenvolvimento Econômico e Social (BNDES) (2016 to 2017). Mr. Baldin has worked as an independent auditor for 31 years and was a former Partner at PricewaterhouseCoopers Auditores Independentes and the partner in charge for the Financial Institutions Group at PwC in South America, having coordinated a number of engagements in this region, including the assessment of the Ecuadorian Financial System and the assessment of the Brazilian Public Financial System, in addition to having participated in a number of due diligence projects in connection with this system. He holds a Bachelor’s degree in Accounting from the Universidade do Vale do Rio dos Sinos, São Leopoldo, Rio Grande do Sul, Brazil, and has attended a number of specialization courses in corporate governance, administration and finance from IBGC, the Fundação Dom Cabral, São Paulo, Brazil, and the Fundação Getulio Vargas (FGV), São Paulo, Brazil, and from other entities, in addition to several internal courses at PwC. Alexandre de Barros—040.036.688-63 Alexandre de Barros (Independent Member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including Executive Vice President of the Technology Department (2011 to 2015), Executive Officer (2005 to 2010), Senior Managing Officer (2004 to 2005), and Managing Officer (1994 to 2004). He has been an alternate Member of Duratex’s Board of Directors since 2020 and Chairman of the IT and Digital Innovation Committee since 2020, having been a specialist Member since 2017 and a Member of the Board of Directors since 2015 at Diagnósticos da América S.A. (DASA). Mr. de Barros was a member of the Board of Directors (2003 to 2007) at Serasa S.A., where he also served as the Chairman (2006 to 2007). He holds a Bachelor’s degree in Aeronautics Infrastructure Engineering from the Instituto Tecnológico de Aeronáutica (ITA), São José dos Campos, São Paulo, Brazil, a specialization in Risk Management from INSEAD, Fontainebleau, France, and an MBA from the New York University, New York, U.S. Gustavo Jorge Laboissière Loyola—101.942.071-53 Gustavo Jorge Laboissière Loyola (Independent Member) has been a Chairman of the Audit Committee at the Itaú Unibanco Group since 2017, having been a Member of the Board of Directors (2006 to 2021) and a Member of the Fiscal Council (2003 to 2006). He has been a partner at Tendências Consultoria Integrada S/S Ltda. since 2002 and at Tendências Conhecimento Assessoria Econômica Ltda. since 2003 and a Managing Partner at Gustavo Loyola Consultoria S/C since 1998. Mr. Loyola was President (1992 to 1993 and 1995 to 1997) of the Banco Central do Brasil and Governor of the National Financial System Regulation and Organization (1990 to 1992). He holds a Bachelor’s degree in Economics from the Universidade de Brasília, Distrito Federal, Brazil and a Ph.D. in Economics from the Fundação Getulio Vargas (FGV), Rio de Janeiro, Brazil. Luciana Pires Dias—251.151.348-02 Luciana Pires Dias (Independent Member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2020. She has been a Partner at L. Dias Advogados since 2016, where she serves as an Advisor, Arbitrator and Opinion Giver in financial and capital market issues. She is a Professor at the Escola de Direito da Fundação Getulio Vargas (FGV) since 2008. She has been a Member of the Audit Committee at Vale S.A. since 2020 and a Member of the Board of Directors and Coordinator of the Audit Committee at XP Inc. since 2021. She was an Officer at the Comissão de Valores Mobiliários (CVM) (2011 to 2015) and Market Development Superintendent at CVM (2007 to 2010). Ms. Dias was a representative of CVM at the Corporate Governance Committee of the Organization for Economic Co-operation and Development – OCDE (2011 to 2015) and at OCDE’s Latin-American Roundtable on Corporate Governance (2009 to 2015). She served in law firms in São Paulo and Rio de Janeiro, Brazil, and in New York, U.S. (1998 to 2006). She holds a Bachelor’s and Master’s degrees and a Ph.D. in Business Law from the Escola de Direito da Universidade de São Paulo (USP), São Paulo, Brazil, and a Master of the Science of Law (J.S.M) from the Stanford Law School, Stanford University, California, U.S. Rogério Carvalho Braga—625.816.948-15 Rogério Carvalho Braga (Independent Member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2021. He has held a number of positions at the Itaú Unibanco Group, including Officer (2020) and Corporate Manager of Marketing, Franchise and Products at Itaú CorpBanca (2016 to 2018). He joined the Itaú Unibanco Group in 1999 and was elected Officer in 2000. 231 He holds a Bachelor’s degree in Law from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, and an MBA from the Pepperdine University, Malibu, California, U.S.

Geraldo José Carbone—952.589.818-00 Geraldo José Carbone (Non-Management Member) has been a Member of the Compensation Committee at the Itaú Unibanco Group since 2019. He has held several positions at the Itaú Unibanco Group, including Director Vice President (2008 to 2011) and Member of the Board of Directors (2006 to 2008) and (2017 to 2018). He has been an Officer Partner of G/xtrat Consultoria Econômica Ltda. and GC/Capital Empreendimentos e Participações Ltda. since 2011. Mr. Carbone was the CEO (1997 to 2006); Vice Chairman of the Asset Management Division (1994 to 1997) and Director of the Economics department and the Investment Research Unit in Brazil (1991 to 1994) of Bank Boston and Chief Economist of Bunge y Born (1982 to 1987). He holds a Bachelor’s degree in Economics from the Universidade de São Paulo (USP), São Paulo, Brazil. Roberto Egydio Setubal—007.738.228-52 Roberto Egydio Setubal—007.738.228-52 Roberto Egydio Setubal—007.738.228-52 Roberto Egydio Setubal (Non-Executive Co-Chairman) has been a Co-Chairman of the Board of Directors at the Itaú Unibanco Group since 2017. He was also the Vice Chairman of the Board of Directors (2003 to 2017) and CEO (1994 to 2017). He has held several positions at the Itaú Unibanco Group, including Senior Vice President (“Diretor Geral”) (1990 to 1994). He has served as Vice Chairman of the Board of Directors and a Member of the Strategy and New Business Committee of Itaúsa S.A. since 2021 and was Managing Vice President (1994 to 2021) and Chairman of the Accounting Policies Committee (2008 to 2011). Since 1994 he has been a Member of the Board of the International Monetary Conference. He was President of the Federação Nacional dos Bancos (FENABAN) and of the Federação Brasileira de Bancos (FEBRABAN) (1997 to 2001) and President of the Advisory Board of the Federação Brasileira de Bancos (FEBRABAN) (2008 to 2017). In 2000, Mr. Setubal became a Member of the Trilateral Commission and the International Board of the NYSE and in 2002 he became a Member of the International Advisory Committee of the Federal Reserve Bank of New York. In 2010, he became a Member of the China Development Forum. He holds a Bachelor’s degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil and a Master of Science degree in Engineering from the Stanford University, California, U.S. Candido Botelho Bracher—039.690.188-38 Candido Botelho Bracher—039.690.188-38 Candido Botelho Bracher—039.690.188-38 Candido Botelho Bracher (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including CEO (2017 to 2021), Wholesale Banking Senior Vice President (“Diretor Geral”) (2015 to 2017) and Vice President (2004 to 2015). Mr. Bracher has been a Member of the Board of Directors of Mastercard Incorporated since 2021 and was a Member of the Board of Directors (2009 to 2014) of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão), an Alternate Member of the Board of Directors (1999 to 2005), and a Member of the Board of Directors (2005 to 2013) of Pão de Açúcar – Companhia Brasileira de Distribuição. He holds a Bachelor’s degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil. João Moreira Salles—295.520.008-58 João Moreira Salles—295.520.008-58 João Moreira Salles (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2017. He has held several positions at the Itaú Unibanco Group, including Officer at IUPAR – Itaú Unibanco Participações S.A. since 2018, and he was a Member of the Board of Directors (2015 to 2018). He was a Member of the Board of Directors at XP Investimentos S.A. (2018 to 2019). Mr. Moreira Salles is currently an Officer of Brasil Warrant Administração de Bens e Empresas S.A. (BWSA), where, since 2013, he has been overseeing the management of BW Gestão de Investimentos (BWGI) as a member of the Investment, Risk and Operational Committees of the firm, and has been responsible for the monitoring of other BWSA subsidiaries. He has been a Partner and a Member of the Investment Committee of Cambuhy Investimentos Ltda. since 2013, and was a Member of the Board of Directors of investee Parnaíba Gás Natural (2014 to 2017). He has also been a Member of the Board of Directors of Verallia, a glass packaging company listed on the Euronext Paris since 2019, as well as a Member of the Board of Directors’ Finance Committee of Alpargatas. Before joining BWSA and Cambuhy, he had been an Investment Banker at J. P. Morgan Chase, New York, U.S. He holds a Bachelor’s degree in Economics from the Instituto de Ensino e Pesquisa (INSPER), São Paulo, Brazil, a Master’s degree in Economics from the Columbia University, GSAS, New York, U.S., a Master’s degree in Finance from the Columbia University, GSB, New York, U.S. and a Ph.D. in Economic Theory from the Universidade de São Paulo (FEA-USP), São Paulo, Brazil. Álvaro Felipe Rizzi Rodrigues—166.644.028-07 Álvaro Felipe Rizzi Rodrigues, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2014. He is currently responsible for the Legal Wholesale Banking Department (investment banking, treasury, wealth management services, banking products, allocated funds and onlending, international loans and foreign exchange), the Tax Department, the Proprietary M&A Legal Matters Department and the Anti-Trust, Corporate and International Legal Matters Departments. Mr. Rodrigues had been previously responsible for the Legal Retail Banking Department (responsible for legal issues232 related to products and services of the retail banking, insurance and pension plan business) and the Institutional Legal Department (Corporate and Corporate Governance, Contracts, Intellectual Property and

Corporate Paralegal Matters). He joined the Itaú Unibanco Group in 2005, serving as Legal Manager and Legal Superintendent (2005 to 2014). He also worked in the Corporate Law and Contract Law departments (1998 to 2005) at Tozzini Freire Advogados. He holds a Bachelor’s degree in Law from the Faculdade de Direito da Universidade de São Paulo (USP), São Paulo, Brazil. He has also attended a specialization course in Corporate Law from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, and holds a Master of Laws (L.L.M.) from Columbia University Law School, New York, U.S. Maria Helena dos Santos Fernandes de Santana—036.221.618-50 Maria Helena dos Santos Fernandes de Santana (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2021. She was a Member of the Audit Committee between 2014 and 2020. She has been a Member of the Board of Directors and Coordinator of the People, Appointment and Governance Committee at Oi S.A. since 2018, a Member of the Board of Directors and Chairwoman of the Audit Committee at CI&T Inc., and a Member of the Board of Directors at Fortbras S.A. She was a Member of the Board of Directors (2018 to 2019) and the Chairwoman of the Audit Committee at XP Inc. between 2019 and 2021, having previously served as the Chairwoman of the Audit Committee at XP Investimentos S.A. (2018 to 2019). Ms. Santana served as a Member of the Board of Directors at Bolsas y Mercados Españoles (BME) (2016 to 2020), a Member of the Board of Trustees at the IFRS Foundation (2014 to 2019), a Member of the Board of Directors and Chairwoman of the Corporate Governance Committee at Companhia Brasileira de Distribuição S.A. (2013 to 2017), a Member of the Board of Directors and Audit Committee Coordinator at Totvs S.A. (2013 to 2017), a Member of the Board of Directors at CPFL Energia S.A. (2013 to 2015), Chairwoman (2007 to 2012) and Officer (2006 to 2007) of the Brazilian Securities and Exchange Commission (CVM). She represented CVM at the Financial Stability Board (FSB) (2009 to 2012). She was Chairwoman of the Executive Committee at the International Organization of Securities Commissions (IOSCO) (2011 to 2012), and also a Member of the International Integrated Reporting Committee (IIRC) in the same period. She worked at the Bolsa de Valores de São Paulo (currently B3 S.A. – Brasil, Bolsa, Balcão) (1994 to 2006), where she was involved in the set-up and was responsible for the implementation of the New Market and other corporate governance segments. Ms. Santana was Vice President of the Instituto Brasileiro de Governança Corporativa (IBGC) (2004 to 2006), having been a Member of its Board of Directors between 2001 and 2006. She has been a Member of the Latin-American Roundtable on Corporate Governance (OECD) (since 2000). She holds a Bachelor’s degree in Economics from the Faculdade de Economia, Administração, Contabilidade e Atuária of the Universidade de São Paulo (FEA-USP), São Paulo, Brazil. Alexsandro Broedel—031.212.717-09 Alexsandro Broedel, a Member of the Partners Program, has been an Officer of the Executive Committee and CFO since 2021, having held the position of Group Executive Finance Director (2015 to 2020) and Head of Investor Relations (2017 to 2020) at the Itaú Unibanco Group. He joined the Itaú Unibanco Group in 2012 as the Finance and Control Officer. Mr. Broedel has previously served as an Officer at the Comissão de Valores Mobiliários (CVM). He is a Full Professor at FEA-USP and Trustee of the IFRS Foundation. He holds a Bachelor’s degrees in Accounting and Law from the Universidade de São Paulo (USP), São Paulo, Brazil. He holds a Ph.D. in Accounting and Finance from the Manchester Business School, Manchester, United Kingdom, and is a Chartered Management Accountant (FCMA, CGMA), London, United Kingdom. Alfredo Egydio Setubal—014.414.218-07 Alfredo Egydio Setubal—014.414.218-07 Alfredo Egydio Setubal—014.414.218-07 Alfredo Egydio Setubal—014.414.218-07 Alfredo Egydio Setubal (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2007. He has held several positions at the Itaú Unibanco Group, including Vice President (1996 to 2015), Investor Relations Officer (1995 to 2015), Executive Officer (1993 to 1996), and Managing Director (1988 to 1993). He has been a Member of the Nomination and Corporate Governance Committee since 2009, a Member of the Personnel Committee and the Risk and Capital Management Committee since 2015, a Member of the Social Responsibility Committee since 2019, and he was a Member of the Accounting Policies Committee (2008 to 2009). He has been the CEO and Investor Relations Officer at Itaúsa S.A. since 2015, Vice Chairman of the Board of Directors since 2008, a Member of the Disclosure and Trading Committee since 2009, having been Coordinator to this Committee since 2015, a Member of the Investment Policies Committee (2008 to 2011), Coordinator of the Investment Committee and a Member of the Finance, the Personnel and Ethics, and the Sustainability and Risks committees since 2017. Mr. Setubal has been a Member of the Board of Directors and of the Strategy Committee at Alpargatas S.A. since 2017, a Member of the Board of Directors since 2015, Co-chairman of the Board since 2017 and a Member of the Personnel, Governance and Nomination Committee since 2015 at Duratex S.A. He has been Chairman of the Board of Trustees since 2008 at the Fundação Itaú para Educação, a Member of the Board of Directors of the Museu de Arte Moderna de São Paulo (MAM) since 1992 and of the Instituto de Arte Contemporânea. He has been Vice Chairman of the Board of Directors at the Fundação Bienal de São Paulo since 2017 (and a Member since 2009) and Chairman of the Decision-Making Council at the Museu de Arte de São Paulo (MASP) since 2018. He has a Member of the Superior Guidance, Nomination and Ethics Committee since 2010 at the Instituto Brasileiro de Relações com Investidores – IBRI, having been Chairman of the Board of Directors (1999 to 2009). Mr. Setubal also served as a Member of the Board of Directors at the Associação Brasileira das Companhias Abertas (ABRASCA) (1999 to 2017) and Vice Chairman of the Board of Directors at the Instituto Itaú Cultural (2005 to 2019), having worked as a Board Member (1993 to 2005), Executive Vice President (2005 to 2019) and an Executive Officer (1996 to 2005). He holds Bachelor’s and Postgraduate degrees in Business Administration, both from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, with specialization from INSEAD, Fontainebleau, France. 233

José Virgilio Vita Neto—223.403.628-30 José Virgilio Vita Neto, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2011, being currently responsible for Tax Advisory and Litigation, Corporate Legal departments, in addition to the Legal Advisory of all Business departments of the General Retail Banking Office. He joined the Itaú Unibanco Group in 2000, working as a lawyer until 2003, being responsible for the Wholesale Banking Legal Consulting department, particularly structured operations and real estate loans. Mr. Vita Neto worked as Legal Manager (2003 to 2008), being responsible for the Wholesale Banking Legal department, particularly structured operations, real estate loans, foreign exchange, derivatives and project finance, retail legal advisory and administrative and investigative proceedings, including those related to consumer protection bodies. He also acted as Legal Superintendent (2008 to 2011), responsible for retail legal advisory, administrative and investigative proceedings, litigation for major cases and public-interest civil actions. He holds a Bachelor’s degree in Law from the Universidade de São Paulo (USP), São Paulo, Brazil; Master’s degree in Civil Law – Contracts from the Universidad de Salamanca – Spain; Ph.D. in Civil Law – Contracts from the Universidade de São Paulo (USP), São Paulo, Brazil, and has attended the Authentic Leadership Development Program from the Harvard Business School, Boston, U.S. Ana Lúcia de Mattos Barretto Villela—066.530.828-06 Ana Lúcia de Mattos Barretto Villela—066.530.828-06 Ana Lúcia de Mattos Barretto Villela—066.530.828-06 Ana Lúcia de Mattos Barretto Villela (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2018. She has held several positions at the Itaú Unibanco Group, including Member of the Board of Directors (1996 to 2001). Ms. Villela has also been an Alternate Member of the Board of Directors of IUPAR – Itaú Unibanco Participações S.A. since 2018; Vice Chairman of the Board of Directors (Non-Executive Member) of Itaúsa S.A. since 2017; a Member of the Personnel Committee at Itaú since 2018; a Member of the Nomination and Corporate Governance at Itaú since 2018; a Member of the Social Responsibility Committee at Itaú since 2019; a Member of the Sustainability and Risks Committee at Itaúsa since 2021; Vice President of the Board of Trustees at the Fundação Itaú para Educação e Cultura since 2020; a Member of the Guiding Board at the Itaú Social since 2017; a Member of the Advisory Board at the Itaú Cultural since 1995; a Member of the Executive Board at the Itaú Cultural since 2017; Co-Founder of AlanaLab (Maria Farinha Filmes and Flow) since 2014; Founding President of Alana Foundation since 2012; CEO of Instituto Alana since 2002; a Member of the Advisory Board at Instituto Brincante since 2001 and Fellow Ashoka since 2010. She has been a Member of the Innovation Board of XPRIZE since 2018. First representative from Latin America on the Innovation Board of XPRIZE, a non-profit organization created by Peter Diamandis, who designs and manages global competitions to encourage the development of new technologies that may help solve some of mankind’s major challenges. She was a Member of the Advisory Board at Instituto Akatu (2013 to 2017); a Member of the Advisory Board at Organização Fairplay (2015 to 2017); a Member of the Advisory Board at Conectas (2003 to 2018), a Member of the Sustainability Committee at Duratex S.A. (2015 to 2018) and an Alternate Member of the Board of Directors of Duratex S.A. (2018 to 2020). She holds a Bachelor’s degree in Teaching with major in School Administration and a Master’s degree in Educational Psychology, both from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil and took graduate studies in Business Administration from the Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil (incomplete), and postgraduate studies in Administration in the Third Sector from the Fundação Getulio Vargas (FGV), São Paulo, Brazil (incomplete). Carlos Henrique Donegá Aidar—076.630.558-96 Carlos Henrique Donegá Aidar, a Member of the Partners Program, has been an Officer since 2008 and a Member of the Disclosure and Trading Committee at the Itaú Unibanco Group since 2015. Mr. Aidar is currently in charge of the Financial Control Office and his main duties are: preparing the conglomerate’s individual and consolidated financial statements, contacting with regulatory bodies, auditors and the Federal Revenue Service; preparing financial statements under IFRS; carrying out Tax and Corporate Management of all companies in Brazil and abroad and the Conglomerate’s Accounting Policies. He joined the Itaú Unibanco Group in 1986 as a Controllership Officer (2008 to 2014), being responsible for the Financial Planning and Managerial Control Office, in charge of the conglomerate’s budget planning in its managerial, accounting and tax aspects, the control and determination of results of the many conglomerate’s departments, sales channels, products, branches and clients, business financial planning support and management of the departments comprising the conglomerate, granting support to the conglomerate cost system management, and analysis and submission of results to the executive committees. He holds a Bachelor’s degree in Economics from the Faculdade de Ciências Econômicas de São Paulo da Fundação Escola de Comércio Álvares Penteado (FECAP), São Paulo, Brazil and a postgraduate degree in Finance from the Universidade de São Paulo (USP), São Paulo, Brazil. Fábio Colletti Barbosa—771.733.258-20 Fábio Colletti Barbosa—771.733.258-20 Fábio Colletti Barbosa—771.733.258-20 Fábio Colletti Barbosa—771.733.258-20 234

Fábio Colletti Barbosa—771.733.258-20 Fábio Colletti Barbosa (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2015. He has been a Member of the Board of Directors of Natura Group since 2017; a Member of the Board of Directors of Companhia Brasileira de Metalurgia e Mineração (CBMM) since 2015; and a Member of the Board of Directors of Ambev since 2021. He was CEO (2011 to 2014) at Abril Comunicações S.A.; Chairman of the Board of Directors (2011) at Banco Santander (Brazil) S.A.; CEO (2008 to 2010) at Banco Santander S.A.; and CEO (1996 to 2008) at Banco ABNAMRO/Real S.A. Mr. Barbosa also served as Chairman of the Board of Directors of Fundação OSESP (2012 to 2019), and is currently a Board Member at UN Foundation (U.S.) since 2011; a Member of the Board of Directors of Instituto Empreender Endeavor since 2008 (Chairman since 2015); and a Member of the Investment Committee of Gávea Investimentos since 2015. He holds a Bachelor’s degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil and a Master’s degree in Business Administration from the Institute for Management Development (IMD), Lausanne, Switzerland. Pedro Luiz Bodin de Moraes—548.346.867-87 Pedro Luiz Bodin de Moraes—548.346.867-87 Pedro Luiz Bodin de Moraes (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2003. He has been a partner at Cambuhy Investimentos Ltda. since 2011 and at Ventor Investimentos Ltda. since 2009. He was an Officer (2002 to 2003) and a Partner (2005 to 2014) at Icatu Holding S.A.; and an Officer and a Partner (1993 to 2002) at Banco Icatu S.A. Mr. Bodin de Moraes also served as a Monetary Policy Officer at the Banco Central do Brasil (1991 to 1992) and as an Officer at Banco Nacional de Desenvolvimento Econômico e Social (BNDES) (1990 to 1991). He holds a Bachelor’s and Master’s degrees in Economics from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil, and a Ph.D. in Economics from the Massachusetts Institute of Technology (MIT), Cambridge, Massachusetts, U.S. Pedro Moreira Salles—551.222.567-72 Pedro Moreira Salles—551.222.567-72 Pedro Moreira Salles—551.222.567-72 Pedro Moreira Salles—551.222.567-72 Pedro Moreira Salles (Non-Executive Co-Chairman) has been a Co-Chairman of the Board of Directors at the Itaú Unibanco Group since 2017, and he was also the Chairman of the Board of Directors (2009 to 2017) and Executive Vice President (2008 to 2009). He has held several positions at the Itaú Unibanco Group, including CEO (2004 to 2008). He serves as the Chairman of the Board of Directors at Instituto Unibanco; Board of Directors at the Federação Brasileira de Bancos (FEBRABAN); Board of Directors at Companhia Brasileira de Metalurgia e Mineração (CBMM); and Board of Directors at Alpargatas S.A. He is also a Member of the Decision-Making Council, the INSPER’s Board of Associates, and the Board of Directors at Fundação Osesp. He holds a Bachelor’s degree, magna cum laude, in Economics and History from the University of California, Los Angeles (UCLA), U.S. He holds a Master’s degree in International Relations from the Yale University and he has attended the OPM – Owner/President Management Program at the Harvard University, both in the United States. Ricardo Villela Marino—252.398.288-90 Ricardo Villela Marino (Non-Executive Vice President) has been a Vice President of the Board of Directors at the Itaú Unibanco Group since 2020. He was also a Member of the Board of Directors (2008 to 2020) and the Chairman of the bank’s Latin America Strategic Council since 2018. He has held several positions at the Itaú Unibanco Group since 2002, including Vice President (2010 to 2018). He has also been an Alternate Member of the Board of Directors of Itaúsa S.A. since 2011; a Member of the Strategy and New Business Committee since 2021; a Member of the Sustainability Council since 2019, and he was a Member of the Investment Policies Committee (2008 to 2011); an Alternate Member of the Board of Directors of Dexco S.A. since 2009; an Alternate Member of the Board of Directors of Itautec S.A. (2009 to 2019) and an Alternate Member of the Board of Directors of Elekeiroz S.A. (2009 to 2018). He holds a Bachelor’s degree in Mechanical Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil and a Master’s degree in Business Administration from the MIT Sloan School of Management, Cambridge, Massachusetts, U.S. Renato Lulia Jacob—118.058.578-00 Renato Lulia Jacob has been a Partner and an Officer at the Itaú Unibanco Group, concurrently acting as the Group Head of Investor Relations and Market Intelligence since 2020. He has been a Member of the Disclosure and Trading Committee since 2019, having served as its Chairman since 2020. Mr. Jacob has been at the Itaú Unibanco Group for 19 years, having held several positions, including CEO and Member of the Board of Directors at Itau BBA International plc, in the United Kingdom, and Member of the Boards of Directors at Itau International, in the U.S., and Itau Suisse, in Switzerland (2016 to 2020), a Managing Director of Banco Itau Argentina S.A. (2006 to 2010) and a Managing Director, Head of CIB Europe (2011 to 2015). He has been an Independent Member of the Boards of the Royal Institution of Great Britain, Fight For Peace International, and the Brazilian Chamber of Commerce in Great Britain, in the United Kingdom. He holds a Bachelor’s degree in Civil Engineering from the Universidade de São Paulo (USP), São Paulo, Brazil, and has attended the Advanced Management Program and taken part in the CEO Academy, both from The Wharton School of the University of Pennsylvania, Philadelphia, U.S. 235

Type of Conviction Description of the conviction Ricardo Baldin—163.678.040-72 N/A Alexandre de Barros—040.036.688-63 N/A Gustavo Jorge Laboissière Loyola—101.942.071-53 N/A Luciana Pires Dias—251.151.348-02 N/A Rogério Carvalho Braga—625.816.948-15 N/A Geraldo José Carbone—952.589.818-00 N/A Roberto Egydio Setubal—007.738.228-52 Roberto Egydio Setubal—007.738.228-52 Roberto Egydio Setubal—007.738.228-52 N/A Candido Botelho Bracher—039.690.188-38 Candido Botelho Bracher—039.690.188-38 Candido Botelho Bracher—039.690.188-38 N/A João Moreira Salles—295.520.008-58 João Moreira Salles—295.520.008-58 N/A Álvaro Felipe Rizzi Rodrigues—166.644.028-07 N/A Maria Helena dos Santos Fernandes de Santana—036.221.618-50 N/A Alexsandro Broedel—031.212.717-09 N/A Alfredo Egydio Setubal—014.414.218-07 Alfredo Egydio Setubal—014.414.218-07 Alfredo Egydio Setubal—014.414.218-07 Alfredo Egydio Setubal—014.414.218-07 N/A 236

José Virgilio Vita Neto—223.403.628-30N/A Ana Lúcia de Mattos Barretto Villela -066.530.828-06 Ana Lúcia de Mattos Barretto Villela—066.530.828-06 Ana Lúcia de Mattos Barretto Villela—066.530.828-06 N/A Carlos Henrique Donegá Aidar—076.630.558-96N/A Fábio Colletti Barbosa—771.733.258-20 Fábio Colletti Barbosa—771.733.258-20 Fábio Colletti Barbosa—771.733.258-20 Fábio Colletti Barbosa—771.733.258-20 Fábio Colletti Barbosa—771.733.258-20 N/A Pedro Luiz Bodin de Moraes—548.346.867-87 Pedro Luiz Bodin de Moraes—548.346.867-87 N/A Pedro Moreira Salles—551.222.567-72 Pedro Moreira Salles—551.222.567-72 Pedro Moreira Salles—551.222.567-72 Pedro Moreira Salles—551.222.567-72 N/A Ricardo Villela Marino—252.398.288-90 N/A Renato Lulia Jacob—118.058.578-00N/A 237

12.11. Describe the provision in any agreements, including insurance policies, which provide for the payment or reimbursement of expenses incurred by management members arising from indemnity for damage caused to third parties or to the issuer, from penalties imposed by state agents, or from agreements intended to resolve administrative or legal proceedings due to the performance of their functions The Issuer has a civil liability insurance policy in effect for Directors and Officers (D&O), aimed at indemnifying management members of the Issuer and its subsidiaries, under the policy, in the event of attribution of personal, joint or subsidiary liability as a result of any lawsuit, administrative or arbitration proceedings, or due to disregarding of legal identity related to the activities of the Issuer or its subsidiaries, as a result of any written claim or civil lawsuit, administrative proceeding, or regulatory or arbitration procedure related to the noncompliance of laws and rules. Risks excluded from this insurance policy are claims arising from willful misconduct, or gross negligence equivalent to willful misconduct practiced by a management member or any third party to the benefit of that member. The current policy establishes a maximum indemnity limit of one hundred and fifty million U.S. dollars (US$150,000,000.00), subject to specific sub-limits and deductibles for each item covered. The D&O insurance premium paid on January 6, 2022 and maturing in January 6, 2023 amounted to eight million, seven hundred eighty-eight thousand eight hundred thirteen, forty-six US dollars (US$8,788,829), including financial operations tax (IOF). Considering the publication of CVM Guidance Opinion No. 38 of September 25, 2018 regarding the indemnity contracts entered into by publicly-held companies and their management members, the Annual General Stockholders’ Meeting held on April 28, 2020 approved the inclusion of items 5.3 and 5.3.1 in the Bylaws to formalize the possibility of the Issuer’s taking out civil liability insurance or entering into an indemnity contract in favor of its management members, management members of its controlled companies, employees who hold a management position in the Issuer or its controlled companies, as well as those individuals formally nominated to hold management positions in other entities. The Issuer may enter into an indemnity contract, up to the indemnity limit of one hundred and fifty million U.S. dollars (US$150,000,000.00), with members of the Board of Directors, Executive Board, Audit Committee and Compensation Committee, with any employees who hold a management position in the Issuer or its controlled companies, as well as with those individuals formally nominated to hold management positions in other companies or entities (collectively “Beneficiaries”), aimed to reimburse expenses due to claims, inquiries, investigations, arbitration, administrative or legal procedures and proceedings, in Brazil or any other jurisdiction aimed at holding the Beneficiary insured liable for the regular performance of their managerial duties, until the later of the following events: (i) the expiration of the period required for final and unappealable decision relating to a Beneficiary’s length of service at the Issuer; or (ii) the expiration of the statute of limitations set forth by law for events that may result in the indemnification obligations for the Issuer. To avoid conflicts of interest, the reimbursement of any and all expenses must be reviewed and approved by the Issuer’s Audit Committee, a body consisting entirely of independent members, in accordance with National Monetary Council regulations, which is competent to assess whether the expenses amount is reimbursable by the Issuer. Accordingly, the Audit Committee will assess whether the Beneficiary’s act falls under any of the exclusionary circumstances provided for in the indemnity contract, namely: (i) the act carried out was not part of the Beneficiary’s duties; (ii) there is proven bad faith, willful misconduct, gross negligence, or fraud on the part of the Beneficiary; or (iii) the Beneficiary acts in their own interest or in the interest of third parties, to the detriment of the interest of Itaú Unibanco. In the cases where a Beneficiary is a member of Itaú Unibanco’s Audit Committee, any compensation resulting from proceedings filed against such Beneficiary must be submitted to, reviewed, and approved by the Issuer’s Related Parties Committee, a body consisting exclusively of independent Board members. Additionally, Beneficiaries who may benefit from the resolution or discussion on the payment of expenses will be barred from attending any Audit Committee or Related Parties Committee meetings, as applicable, held to resolve or discuss on such payment. Ultimately, the issuer clarifies that Beneficiaries will not be entitled to the indemnification whenever it may arise from proven illicit acts and when any of the following events demonstrably occur: (i) the act carried out was not part of the Beneficiary’s duties; (ii) there is proven bad faith, willful misconduct, gross negligence, or fraud on the part of the Beneficiary; or (iii) the Beneficiary acts in their own interest or in the interest of third parties, to the detriment of the interest of Itaú Unibanco. 238

12.12. OTHER SIGNIFICANT INFORMATION Addition Information of items 12.5/6, 12.7/8, 12.9 and 12.10 A—Total Number of Meetings Held by Body: Body Meetin gs Board of Directors (1) 12 Fiscal Council (1) 4 Audit Committee (2) 49 Disclosure and Trading Committee (3) 4 Strategy Committee (4) 6 Capital and Risk Management Committee (4) 12 Nomination and Corporate Governance Committee (4) 1 Related Parties Committee (4) 9 Personnel Committee (4) 5 Compensation Committee (4) 4 Social Responsibility Committee (4) 2 period from June 15, 2021 to February 25, 2022 period from June 16, 2021 to February 25, 2022 period from April 19, 2021 to January 28, 2022 period from April 29, 2021 to February 25, 2022 B – Consecutive Terms of Office: For the number of consecutive terms of office: 1) of the members of the Board of Directors, Fiscal Council, Audit Committee, other committees and Executive Board, the following criteria were adopted: (a) counting as from ltaú Unibanco merger on November 3, 2008; (b) inclusion of terms of office with periods shorter than one year in case a member joins the body after the beginning of a term of office; and (c) inclusion of current terms of office. For the number of consecutive terms of office of the members of the Disclosure and Trading Committee, the following criteria were adopted: (a) counting as from ltaú Unibanco Merger on November 3, 2008; (b) inclusion of current terms of office. C—Meeting Attendance Percentage: For calculation of the meeting attendance percentage: (a) of the members of the Board of Directors and Fiscal Council, the meetings held from the moment members took office on June 15, 2021 until February 25, 2022 were considered; (b) of the members of the Audit Committee, meetings held from the moment the members took office on June 16, 2021 until February 25, 2022 were considered; (c) of the members of the other committees, meetings held from the moment the members took office on April 29, 2021 until February 25, 2022 were considered; (d) of the members of the Disclosure and Trading Committee, meetings held in the period from April 19, 2021 to January 28, 2022 were considered; (e) there is no calculation of the meeting attendance percentage of the management member Cesar Nivaldo Gon because the meetings do not involve her reelection to the Company’s Board of Directors; (f) there is no calculation of the meeting attendance percentage of the management members Eduardo Hiroyuki Miyaki and Gilberto Frussa because the meetings do not involve his reelection to the Company’s Fiscal Council; (g) there is no calculation of the meeting attendance percentage of the management members Reinaldo Guerreiro, João Costa and Rene Guimarães Andrich as alternate members were not required to attend the meetings of the Company’s Fiscal Council; (h) there is no calculation of the meeting attendance percentage of the management member Álvaro Felipe Rizzi Rodrigues because it was formalized that he became part of the Disclosure and Trading Committee on April 27, 2022; (i) there is no calculation of the meeting attendance percentage of members of the Executive Board, and the percentage is zero because the field to be filled in the Empresas-Net system is disabled. D—Independence Criterion for the Members of the Board of Directors and of the Audit Committee: The members of the Board of Directors Cesar Nivaldo Gon, Fábio Colletti Barbosa, Frederico Trajano 239

lnácio Rodrigues, Maria Helena dos Santos Fernandes de Santana and Pedro Luiz Bodin de Moraes are deemed independent. An independent member is a member who has no commercial or other relationship with the Company, with a company under the same control, with the controlling stockholder or with member of a management body that may (i) give rise to a conflict of interests; or (ii) impair its capacity and exemption from analysis and assessment. All members of the Audit Committee are deemed independent, in conformity with applicable regulation and under the terms and conditions of the Bylaws: a) not to be, or not to have been, in the past (12) twelve months: (i) an officer of the company, its controlling company or affiliates, controlled or jointly-controlled companies, directly or indirectly; (ii) an employee of the company, its controlling company or affiliates, controlled or jointly-controlled companies, directly or indirectly; (iii) a responsible technician, officer, manager, supervisor or any other member, with a managerial function, of the team involved in the audit work of the company; or (iv) a member of the Supervisory Council of the company, its controlling company or affiliates, controlled or jointly-controlled companies, directly or indirectly; b) not to be a spouse, a partner or family member in a direct or a collateral line or by affinity, up to twice removed, of the said persons in sections “a”, “(i)” and “(iii)”; and c) not to hold positions, in particular in advisory boards, boards of directors or supervisory councils in companies that may be deemed as competitors in the market or where a conflict of interests may arise. E – Type of Audit Committee lt is clarified that, pursuant to article 22, paragraph 2 from the Law nº 6,385/76, the Audit Committee adheres to the Resolution 4,910/21 of the National Monetary Council, which explains the reason why it is not compliant with the CVM Resolution 23 (former CVM Instruction No. 308/99). F – POLITICALLY EXPOSED PERSONS (PEP): Regarding the members of the Board of Directors, Board of Officers, Supervisory Council and other Committees, we classify as politically exposed persons: Alfredo Egydio Setubal (member of the Board of Directors); Leila Cristiane Barboza Braga de Melo (member of the Board of Officers), Reinaldo Guerreiro (member of the Supervisory Council) and Ricardo Baldin (member of the Audit Committee), on account of: Alfredo Egydio Setubal being characterized as a Related PEP considering the relationship with a member of Liquigás Distribuidora S.A. Leila Cristiane Barboza Braga de Melo being characterized as a Related PEP considering the relationship with members of Central Bank of Brazil, Banco do Brasil and Caixa Econômica Federal, Reinaldo Guerreiro being characterized as a Related PEP considering the relationship with members of the Ministry of Cities, Caixa Econômica Federal, Caixa Participações, Government of the Federal District and Government of the State of Rio Grande do Sul (RS), Ricardo Baldin being characterized as a Holder PEP considering a management position at Finame. G—ADDITIONAL INFORMATION: We inform you that the inauguration of those elected in the Annual General Stockholders’ Meeting of April 26, 2022 and meeting of the Board of Directors of April 28, 2022, is pending approval of their election by the Central Bank of Brazil. Below we present the hierarchy flowchart of said Bodies: 240

12.5/6 – Composition and professional experience of the board of directors and fiscal council With respect to each member, see below information about item 12.5 “m”: I – Main professional experience for the past five years, indicating: Company’s name and activity sector. Position and roles inherent in the position. Whether the company is part of (i) the Issuer’s economic group or (ii) is controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities. II—All management positions they hold in other companies or third sector organizations: Company is part of (ii) is controlled by an Issuer’s direct or indirect (i) the stockholder Company’s name Company’s activity sector Issuer’s with an Other interest economic companies or equal to or group third sector higher than 5% in the organizations same class or type of the Issuer’s securities. Printing of books, magazines and Abril Comunicações S.A. x other periodicals Alana Foundation Charitable organization x AlanaLab Communication of impact x Holding company of non-financial Alpargatas S.A. x institutions Ambev Drinks x Americel S.A. Telephony Equipment x Arthur Andersen & Co. Advocacy x 241

Associação Brasileira das Companhias Abertas (ABRASCA - Brazilian Association of Publicly-Held Companies)	Non-profit civil association			x
Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA - Brazilian Association of Financial and Capital Market Entities)	Non-profit civil association			x
Associação Junior Achievement do Estado de São Paulo	Entrepreneurial Education			x
Banco ABNAMRO/Real S.A.	Multiple-service banking, with commercial portfolio			x
Banco Bandeirantes S.A.	Multiple-service banking, with commercial portfolio			x
Banco BBA-Creditanstalt S.A.	Multiple-service banking, with commercial portfolio	x		
Banco Brascan S.A.	Investment Bank			x
Banco Central do Brasil (BACEN - Central Bank of Brazil)	Federal government agency			x
Banco do Brasil S.A.	Multiple-service banking, with commercial portfolio			x
Banco Icatu S.A.	Multiple-service banking, with commercial portfolio			x
Banco Itaú Argentina S.A.	Holding company of non-financial institutions	x		
Banco Itaú BBA S.A.	Multiple-service	x		
Banco Itaú Chile	Holding company of non-financial institutions	x		
Banco Itaú International	Holding company of non-financial institutions	x		
Banco Itaú Paraguai	Holding company of non-financial institutions	x		
Banco Itaú Suisse	Holding company of non-financial institutions	x		
Banco Itaú Uruguai	Holding company of non-financial institutions	x		
Banco Nacional de Desenvolvimento Econômico e Social (BNDES – Brazilian Social and Economic Development Bank)	Development bank			x
Banco PSA Finance Brasil S.A.	Multiple-service banking, with commercial portfolio			x
Banco Santander (Brasil) S.A.	Multiple-service banking, with commercial portfolio			x
Banco Santander S.A.	Multiple-service banking, with commercial portfolio			x
Bank Boston	Multiple-service banking, with commercial portfolio			x
BB Seguridade S.A.	Insurance and pension plan			x
BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão (B3 S.A. – Brazilian Exchange and OTC))	Management of organized securities markets and provision of services of registration, clearing and settlement, and support to financing operations			x
Bolsas y Mercados Españoles (BME)	Administration of organized securities markets			x
Brasil Warrant Administração de Bens e Empresas S.A (BWSA)	Holding company of non-financial institutions		x	
Brazilian Chamber of Commerce in Great Britain	Non profit organization			x
Bunge y Born	Food industry			x

242

BW Gestão de Investimentos (BWGI)	Management of restricted public funds		x	
Câmara Interbancária de Pagamentos (CIP)	Brazilian Payment System			x
Cambuhy Investimentos Ltda.	Consultancy in corporate management		x	
Carvalho Pinto, Monteiro de Barros, Frussa & Bohlsen – Advogados	Accounting and tax consulting and auditing			x
Casa da Moeda do Brasil (CMB)	Manufacture of paper money			x
CI&T Inc.	Digital solutions			x
Cia. de Saneamento Básico do Estado de São Paulo (SABESP - Basic Sanitation Company of the State of São Paulo)	Water collection, treatment and distribution			x
Cia. de Saneamento de Minas Gerais (COPASA - Minas Gerais Sanitation Company)	Water collection, treatment and distribution			x
Cia. de Saneamento do Paraná (SANEPAR - Paraná Sanitation Company)	Water collection, treatment and distribution			x
Citibank Brazil	Financial Conglomerate			x
Citigroup Brasil	Financial Conglomerate			x
Comissão de Valores Mobiliários (CVM – Brazilian Securities and Exchange Commission)	Public administration in general			x
Comissão Trilateral do Conselho Internacional da NYSE	Private Discussion Forum			x
Companhia Brasileira de Distribuição S.A.	Retail sales			x
Companhia Brasileira de Metalurgia e Mineração (CBMM - Brazilian Metallurgy and Mining Company)	Metallurgy and technology			x
Companhia de Trens Urbanos (CBTU)	Rail transport			x
Companhia Paranaense de Gás (COMPAGÁS - Paranaense Gas Company)	Natural gas distributor			x
Conectas	Non-governmental organization			x
ConectCar Soluções de Mobilidade Eletrônica S.A.	Payment Institution	x		
Conferência Monetária Internacional	International Organization			x
Conselho de Recursos do Sistema Financeiro Nacional (CRSFN)	Self-Regulatory Entity			x
Conselho Regional de Contabilidade (CRC/SP - Regional Council of Accounting)	Self-Regulatory Entity			x
CPFL Energia S.A.	Energy Distribution			x
Debevoise & Plimpton	Advocacy			x
Deutsche Bank Securities	Investment Bank			x
Dexco S.A.	Manufacturing, sale, import, and export of wood by-products, bathroom fittings, and ceramics and plastic materials		x	
Diagnósticos da América S.A. (DASA)	Clinical Diagnostics			x
Directa Auditores	Advocacy			x
Duratex S.A.	Manufacturing, sale, import, and export of wood by-products, bathroom fittings, and ceramics and plastic materials		x	

243

Ecorodovias	Concession of Public Works and Services			x
Electrolux do Brasil S.A.	Manufacture and marketing of household and industrial appliances in general			x
Elekeiroz S.A.	Manufacturing of intermediate products for plasticizers, resins and fibers		x	
Eneva S.A.	Electricity			x
Ernst & Young	Accounting and tax audit and consulting services			x
Faculdade de Economia, Administração e Contabilidade de São Paulo (FEA-USP - School of Economics, Business Administration and Accounting of the Universidade de São Paulo)	Higher education – undergraduate and graduate courses			x
Fairplay	Production and organization of corporate events			x
Federação Brasileira de Bancos (FEBRABAN – Brazilian Federation of Banks)	Organization of trade and business association activities			x
Federação Brasileira de Bancos (FENABAN – National Federation of Banks)	Employers' union			x
Federal Reserve Bank	Federal Agency			x
Fellow Ashoka	Non-profit organization			x
Fidelity International Ltd.	Investment management			x
Fight For Peace International	Non profit organization			x
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Credit, Financing and Investment Society	x		
Financial Stability Board (FSB)	Financial Stability Board			x
Fortbras S.A.	Automotive aftermarket			x
Fundação Bienal de São Paulo (São Paulo Art Biennial Foundation)	Restoration and conservation of historical sites and buildings			x
Fundação das Nações Unidas (EUA)	International Organization			x
Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI – Institute for Accounting, Actuarial and Financial Research Foundation)	Higher education – undergraduate and graduate courses			x
Fundação Itaú para Educação e Cultura	Activities of membership organizations related to culture and art	x		
Fundação Itaú Unibanco Previdência Complementar	Supplementary Pension	x		
Fundação Maria Cecilia Souto Vidigal	Non-profit organization			x
Fundação Nova Escola	Non-profit organization			x
Fundação OSESP (OSESP Foundation)	Music teaching			x
Fundo Garantidor de Crédito (FGC)	Non-profit organization			x
Fundo Patrimonial da FEA-USP (FEA-USP Endowment Fund)	Raising and investment of funds to support FEA-USP			x
G/xtrat Consultoria Econômica Ltda.	Consultancy in corporate management			x
Gávea Investimentos	Fund management services by contract or commission			x

244

GC/Capital Empreendimentos e Participações Ltda.	Holding company of non-financial institutions			x
Grant Thornton Brasil	Accounting and tax consulting and auditing			x
Grupo Boticário	Cosmetics			x
Grupo Itaú Unibanco (Itaú Unibanco Group)	Financial Conglomerate	x		
Grupo Natura (Natura Group)	Financial Conglomerate			x
Gustavo Loyola Consultoria S/C	Consultancy in economics			x
Hospital de Clínicas de Porto Alegre (HCPA)	Hospital care, first-aid and emergency care unit activities			x
IBM Brasil	Machinery and Services Industry			x
Icatu Holding S.A.	Holding company			x
IFRS Foundation	Production of Accounting Standards			x
Indústrias Romi S.A.	Machinery			x
Instituto Akatu (Akatu Institute)	Non-governmental organization			x
Instituto Alana (Alana Institute)	Non-governmental organization			x
Instituto Brasileiro de Ciência Bancária (IBCB – Brazilian Institute of Banking Science)	Institutes and Foundations			x
Instituto Brasileiro de Governança Corporativa (IBGC – Brazilian Institute of Corporate Governance)	Activities of associations for protection of social rights			x
Instituto Brasileiro de Relações com Investidores (IBRI)	Self-Regulation Entity			x
Instituto Brincante (Brincante Institute)	Non-governmental organization			x
Instituto de Arte Contemporânea	Works of art			x
Instituto de Ensino e Pesquisa (INSPER)	Education institution			x
Instituto Empreender Endeavor	Organization that supports entrepreneurship and entrepreneurs			x
Instituto Itaú Cultural	Activities of associative organizations related to culture and art	x		
Instituto Lemann	Pedagogical management			x
Instituto Unibanco	Activities of membership organizations related to culture and art	x		
International Integrated Reporting Committee (IIRC)	Global authority and central coordinating body for matters related to Integrated Accounting Reporting			x
Investimentos e Participações em Infraestrutura S.A. (INVEPAR)	Urban mobility			x
IRB – Brasil Resseguros S.A.	Reinsurance			x
Itaú Asset Management S.A.	Fund administration			x
Itau BBA International plc	Other activities of services rendered mainly to the companies not mentioned previously	x		
Itaú Corretora de Valores S.A.	Securities brokerage	x		
Itaú CorpBanca (Chile)	Multiple-service banking, with commercial portfolio	x		
Itaú International Holding Limited	Other service activities provided mainly to companies not previously specified	x		
Itaú Social	Associations for the defense of social rights	x		

245

Itaú Unibanco Holding S.A.	Holding company	x		
Itaú Unibanco S.A.	Multiple-service banking, with commercial portfolio	x		
Itaúsa S.A.	Holding company		x	
Itautec S.A.	Investment in other companies in Brazil and abroad, particularly in those engaged in the manufacture and sale of banking and commercial automation equipment and provision of services		x	
IUPAR - Itaú Unibanco Participações S.A.	Holding company		x	
J. P. Morgan Chase	Holding company			x
Jones Day	Consulting service			x
L. Dias Advogados	Advocacy			x
Lean Enterprise Institute (LEI)	Educational Institution			x
Luizaseg Seguros S.A.	Property and casualty insurance			x
Magazine Luiza S.A.	Retail sales			x
Mizuho International Ltd.	Multiple-service banking, with commercial portfolio			x
Mastercard Incorporated	Payment Institution			x
Metalúrgica Gerdau S.A.	Steel mill			x
Museu de Arte de São Paulo (MASP – São Paulo Art Museum)	Non-profit private museum			x
Museu de Arte Moderna de São Paulo (MAM - São Paulo Museum of Modern Art)	Non-profit civil association			x
Oi S.A.	Telecommunications			x
Ordem dos Advogados do Brasil	Self-Regulatory Entity			x
Organização Internacional das Comissões de Valores (IOSCO)	Non-profit organization			x
Pão de Açúcar – Companhia Brasileira de Distribuição	Retail sales			x
Paraná Auditores	Accounting and tax audit and consulting services			x
Parnaíba Gás Natural	Extraction of oil and natural gas			x
Petrobrás Distribuidora S.A.	Wholesaling of alcohol fuel, biodiesel, gas and other oil by-products, except for lubricants, which is not carried out by a retail transportation company			x
Petrobrás Gás S.A. (GASPETRO)	Oil exploration, extraction and refining			x
Petrobrás Transportes S.A. (TRANSPETRO)	Maritime Transport			x
Petróleo Brasileiro S.A.	Oil exploration, extraction and refining			x
Pinheiro Neto Advogados	Accounting and tax audit and consulting services			x
Porto Seguro S.A.	Insurance		x	
PricewaterhouseCoopers	Accounting and tax audit and consulting services			x
Raia Drogasil	Pharmaceutical			x
Redecard S.A.	Payment Institution	x		
RMB Assessoria e Consultoria Empresarial e Contábil EIRELI	Business consulting			x
Royal Institution of Great Britain	Education and scientific research			x
Sensedia	Integration Solutions			x
Serasa S.A.	Information Services			x
Sindicato dos Bancos no Estado de São Paulo (Union of Banks of the State of São Paulo)	Union			x

246

Spaipa S.A. Indústria Brasileira de Bebidas	Beverage Manufacturing and Distribution			x
Tecnologia Bancária (TECBAN)	ATM's	x		
Tekno S.A. Indústria e Comércio	Metal Product Manufacturing			x
Telet S.A.	Telephone company			x
Tendências Conhecimento Assessoria Econômica Ltda.	Consultancy			x
Tendências Consultoria Integrada S/S Ltda.	Consultancy			x
Tozzini Freire Advogados	Advocacy			x
Totvs S.A.	Technology			x
Unibanco – União de Bancos Brasileiros	Multiple-service banking, with commercial portfolio	x		
Universidade Estadual de Campinas (UNICAMP)	Education institution			x
Vale S.A.	Mining company			x
Verallia	Glass packaging producer			x
Ventor Investimentos Ltda.	Fund management services by contract or commission			x
W.I.L.L. – Women in Leadership in Latin America	International non-profit organization			x
XP Inc.	Holding company			x
XP Investimentos S.A.	Holding company of non-financial institutions			x
XPRIZE	Non-profit organization			x
Zup Tecnologia	Technological consultancy			x

12.9. Existence of a marital relationship, stable union or kinship of up to second degree between:

a) Issuer's management members;
b) (i) Issuer's management members and **(ii)** management members of the issuer's direct or indirect subsidiaries;
c) (i) Management members of the issuer or of its direct or indirect subsidiaries and **(ii)** Issuer's direct or indirect parent companies;
d) (i) Issuer's management members and **(ii)** management members of the Issuer's direct or indirect parent companies;

a) Issuer's management members:
• Alfredo Egydio Setubal (Member of the Board of Directors) is brother of Roberto Egydio Setubal (Co-chairman of the Board of Directors).
• João Moreira Salles (Member of the Board of Directors) is son of Pedro Moreira Salles (Co-chairman of the Board of Directors).
• Ana Lúcia de Mattos Barretto Villela (Member of the Board of Directors) is cousin of Ricardo Villela Marino (Vice Chairman of the Board of Directors).

b) (i) Issuer's management members and (ii) management members of the issuer's direct or indirect subsidiaries:
• Not applicable.

c) (i) Management members of the issuer or of its direct or indirect subsidiaries and (ii) issuer's direct or indirect parent companies:

• Pedro Moreira Salles (Co-chairman of the Board of Directors), together with siblings Fernando Roberto Moreira Salles, João Moreira Salles and Walther Moreira Salles Júnior, is in the Issuer's controlling group;

• Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (Member of the Board of Directors), together with siblings José Luiz Egydio Setubal, Maria Alice Setubal, Olavo Egydio Setubal Júnior, Paulo Setubal Neto and Ricardo Egydio Setubal, are in the Issuer's controlling group;

• Ricardo Villela Marino (Vice Chairman of the Board of Directors), together with brother Rodolfo Villela Marino, is in the Issuer's controlling group;

• Ana Lúcia de Mattos Barreto Villela (Member of the Board of Directors), together with brother Alfredo Egydio Arruda Villela Filho, is in the Issuer's controlling group.

247

d) (i) Issuer's management members and (ii) management members of the issuer's direct or indirect parent companies:

• Pedro Moreira Salles (Co-chairman of the Board of Directors), together with siblings Fernando Roberto Moreira Salles, João Moreira Salles and Walther Moreira Salles Júnior, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A. and Cia. E. Johnston de Participações;

• João Moreira Salles (Member of the Board of Directors), together with father Pedro Moreira Salles (Co-chairman of the Board of Directors), is in the management of parent company IUPAR – Itaú Unibanco Participações S.A.;

• Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (Member of the Board of Directors), together with brother Ricardo Egydio Setubal, are in the management of parent companies IUPAR – Itaú Unibanco Participações S.A. and Itaúsa S.A.;

• Ricardo Villela Marino (Vice Chairman of the Board of Directors), together with brother Rodolfo Villela Marino, is in the management of parent company Itaúsa S.A.;

• Ricardo Villela Marino (Vice Chairman of the Board of Directors), together with mother Maria de Lourdes Egydio Villela and brother Rodolfo Villela Marino, is in the management of parent company Rudric Ith Participações Ltda., and Rodolfo Villela Marino is also a management member of the controlling company Companhia Esa;

• Ana Lúcia de Mattos Barretto Villela (Member of the Board of Directors), together with brother Alfredo Egydio Arruda Villela Filho, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A. and Itaúsa S.A.;

• Alfredo Egydio Setubal (Member of the Board of Directors), together with brother Ricardo Egydio Setubal, is in the management of parent company Companhia Esa.

12.10. Inform on the subordination, service provision or control relationships maintained for the last three years between the issuer's management members:

a) Issuer's direct or indirect subsidiary, except for those in which the Issuer holds, directly or indirectly, the total capital stock;
b) Issuer's direct or indirect parent company;
c) If relevant, supplier, client, debtor or creditor of the issuer, its subsidiaries or parent companies or subsidiaries of any of these people

a) Issuer's direct or indirect subsidiary, except for those in which the issuer holds, directly or indirectly, the total capital stock:
Management member Ricardo Villela Marino holds a management position in subsidiaries.

b) Issuer's direct or indirect parent company:
Management members Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Pedro Moreira Salles, Ricardo Villela Marino and Roberto Egydio Setubal are part of the controlling group of Itaú Unibanco.

c) If relevant, supplier, client, debtor or creditor of the issuer, its subsidiaries or parent companies or subsidiaries of any of these people:
Not applicable.

<u>Other relevant information of Item 12.12</u>

a) Regarding stockholders' meetings held in the past three (3) years, we inform as follows:

Year	Type of Stockholders' Meeting	Date/Time	Quorum
2022	**Annual**	04.26.2022 – 11:00am	92.09% of common shares and 41.35% of preferred shares
2022	**Extraordinary**	04.26.2022 – 11:10am	92.09% of common shares and 41.35% of preferred shares
2021	**Annual and Extraordinary**	04.27.2021 – 11:00am and 11:10am	91.96% of common shares and 31.67% of

248

			preferred shares
2021	**Extraordinary**	01.31.2021 – 11:00am	More than 90% of common shares
2020	**Annual**	04.28.2020 – 11:00am	More than 90% of common shares and 31.75% of preferred shares
2019	**Annual**	04.24.2019 – 11:00am	More than 90% of common shares and 29.08% of preferred shares

b) Audit Committee:

The Audit Committee has independence to set and engage training activities.

In 2016, the Audit Committee started defining, twice a year, the need for training identified as significant for its performance. Once it identifies a department in need of training, it engages training services to meet a specific need for this department or its members.

Another training component of the Audit Committee for topics under its responsibility it understands as significant is benchmarking with other organizations, including abroad, or with the best practices identified by consultants.

In 2019, the Audit Committee promoted specific anti-money laundering (AML) training with the attendance of members of the Committee and guests representing the Internal Audit (Brazil and Latam) and Operating Risk Offices. Talks were given by consultants in Brazil and abroad on (i) Anti money laundering and combating terrorism financing (AML/CFT) and Anti-bribery and corruption (AB&C); and (ii) The Evolving Landscape of AML/CFT Management.

In 2019, 2020 and 2021, some of its members, individually, also participated in training sessions on accounting, corporate governance, ethics, financial and external audit related topics.

c) Relationship among the Audit Committee, the Board of Officers, and the Co-chairpersons of the Board of Directors

Based on the responsibilities set out in its Regulations and the assessment of main risks of the Itaú Unibanco Conglomerate, the Audit Committee annually defines its meeting schedule, including with the Board of Officers. This annual planning is continuously revised by the Audit Committee, which may change its meeting planning at any time.

Throughout 2019, 2020 and 2021, the Audit Committee held meetings at least on a monthly basis with the executives in charge of the Internal Audit, Compliance and Operating Risk and Internal Control departments, to monitor the outcomes of the work carried out by these departments, as well as bimonthly meetings to monitor the operation of Itaú CorpBanca in Chile and its subsidiaries.

Also during these years, the Audit Committee held meetings with the following departments: Finance, Corporate Security, Retail Banking, Wholesale Banking, Technology and Operations, Credit Risk, Market and Liquidity Risk, Legal, External Ombudsman's Office, Internal Ombudsman's Office, and with those responsible for a number of business of Itaú Unibanco Conglomerate, including abroad, covering Itaú Unibanco's units in Latin America and in the Northern hemisphere (the U.S. and the Caribbean, Europe, Asia and Middle East).

At least quarterly, since 2021 the Audit Committee has held a private meeting with the CEO of Itaú Unibanco Holding S.A., and has continued to hold, likewise for a number of years, a joint meeting with the with the Co-chairpersons of the Board of Directors and with the CEO of Itaú Unibanco Holding S.A., in which the Audit Committee submits its findings and recommendations and monitors the progress of previously submitted recommendations.

Relationship among the Audit Committee, the Board of Directors and the Supervisory Council

The Audit Committee reports to the Board of Directors of Itaú Unibanco Holding S.A. On a quarterly basis, the Chairperson of the Audit Committee submits to the Board of Directors a summary of the most

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significant topics discussed at the meetings held in the period. On a semi-annual basis, the Audit Committee submits its recommendations on the financial statements, and it annually submits the outcome of the evaluation by the external auditor, internal auditor and operating risk department, which is also responsible for the internal controls. The Audit Committee holds a joint meeting with the members of the Supervisory Council of Itaú Unibanco Holding SA at least once a year, in which it submits its findings on Itaú Unibanco’s consolidated financial statements for the year ended in December of each year or other topics of interest of the Supervisory Council. Relationship between the Board of Directors and the Supervisory Council The Supervisory Council attends the Board of Directors’ meeting in which the Issuer’s annual financial statements are examined (therefore, once a year). Relationship between the Supervisory Council and the Board of Officers The Supervisory Council meets the Board of Officers of Itaú Unibanco Holding S.A. when the Issuer’s financial statements are presented (therefore, four times a year). Relationship between the Board of Directors and the Investor Relations Officer The main relationship channel between the Board of Directors and the Investor Relations Officer is the Disclosure and Trading Committee. This committee meets every quarter on a mandatory basis, in addition to approving Material Facts and Announcements to the Market, among other materials, on a timely basis. The composition of the Disclosure and Trading Committee strengthens the relationship with the Board of Directors, since it is composed of members of the Board of Directors, the Executive Committee, and the Board of Officers. Noteworthy is that the topics included in the agenda of the Disclosure and Trading Committee’s meetings may be directly related to the Board of Directors or the Statutory Committees reporting to the Board of Directors, such as: Management Report, Form 20-F, Reference Form, and Integrated Annual Report; Changing and creating new policies; Opinions on the performance of Itaú Unibanco’s securities and the best practices from market participants, including investors, ESG* and credit rating agencies, corporate governance, analysts, and trade associations; Share bonus and share splits; Analyzing the trades made by the parties adhering to the Securities Trading Policy. The Itaú Unibanco’s Investor Relations Officer also prepares materials to the Board of Directors, comparing the financial performance of Itaú Unibanco with that of its main competitors, in addition to calculating the market share of the key products of the Bank and its subsidiaries. *Stands for Environmental, Social and Corporate Governance 250

d)In 2021, we developed the following training activities: Training Audience Frequency Adherence Ethics and Up to Biennial 93% Compliance officers Up to Anti-corruption Biennial 95% officers Adherence to Up to Board of Annual 96% Code of Ethics Directors Anti-Money Laundering and Up to officers Biennial 96% Counter Terrorist Financing E-learning on the Up to executive theme of Biennial 91.55% sustainability officers E-learning focused on the guidelines of the Supplier Up to executive Relationship Biennial 93.12% Code, which is officers part of the Integrity and Ethics Program. Online event “Meeting Itaú + Suppliers” covering the topics: ethics and corruption prevention, prevention of Critical suppliers Annual 51.11% money laundering and fighting the financing of terrorism, relationship conflicts and ombudsman. Note: biannually a lecture on the Prevention of Illicit Acts is given to the Board of Directors, as well as reinforcement of the corruption prevention training to specific areas. 251

e) In 2021, the Internal Ombudsman’s Office received 2,211 calls related to inter-personal conflicts and conflicts of interest in the workplace involving the organization’s employees. In order to guide and discipline any employees who show conduct contrary to the principles of the Company’s Code of Ethics and standards, and to minimize any related risks, the Company has implemented guiding/disciplinary measures to those involved in calls investigated and deemed as legitimate. Additionally, a number of monitoring actions and action and development plans were recommended to any reported employees. f) Supporting documentation for the meetings of the Board of Directors: The members of the Board of Directors receive, at least five (5) days before the meeting, whenever possible, supporting documents for the topics that will be discussed, so that each Director may be properly aware of these topics and be prepared for a productive cooperation in these debates. g) Information related to the evaluation process of the Board of Directors, Committees and Executive Board is described in item 12.1.c 252

ITEM 13 REMUNERATION OF DIRECTORS 13.1. Describe the policy or practice for the compensation of the Board of Directors, statutory and non-statutory executive board, supervisory council, statutory committees and audit, risk, financial and compensation committees, addressing the following aspects: a) the objectives of the compensation policy or practice, stating whether the compensation policy was formally approved, the body responsible for its approval, approval date and, if the issuer discloses the policy, where this document can be consulted on the web: Compensation governance Our compensation strategy adopts clear and transparent processes, aimed at complying with the applicable regulation and the best local and international practices, as well as at ensuring consistency with our risk management policy. Formally approved on February 23, 2021 by the Board of Directors, our compensation policy is aimed at consolidating our compensation principles and practices so as to attract, reward, retain and motivate management members and employees in the sustainable running of the business, subject to proper risk limits and always in line with the stockholders’ interests. The guidelines in the Compensation Policy also apply to companies of the Itaú Unibanco Conglomerate abroad, adjusted to the specific laws and markets, at the discretion of the personnel department. In 2017, the Extraordinary General Stockholders’ Meeting approved the formalization and ratification of the Stock Grant Plan (“Stock Grant Plan”) in order to consolidate general rules in connection with long-term incentive programs involving stock grants to management members and employees of the Issuer and of its direct and indirect controlled companies, in accordance with Instruction No. 567/15 of the Brazilian Securities and Exchange Commission (CVM). Among the programs mentioned in the Stock Grant Plan, managed by the Compensation Committee, and with the Issuer’s management members as target audiences, are: the Variable Stock-Based Compensation (item 5.1.1. of the document), the Fixed Stock-Based Compensation (item 5.1.2 of the document, for members of the Board of Directors only), and the Partners Program (item 5.1.4 of the document), also included in the information provided in this item 13. The Stock Grant Plan is available on: https://www.itau.com.br/investor-relations/ > Itaú Unibanco > Corporate Governance > Rules and Policies > Grant Plan. Additionally, in order to further increase the transparency of our compensation model, in 2020 we started to disclose a document that consolidates the main practices and principles underlying the payment of our management members’ compensation. This document, referred to as the Compensation Policy, discloses to the public in general compensation model bases and is available on https://www.itau.com.br/investor-relations/ > Itaú Unibanco > Corporate Governance > Rules and Policies > Policies > Management Members’ Compensation Policy. Additionally, in 2019 the Compensation Committee determined that the Executive Committee members should retain the ownership of a minimum number of the Issuer’s shares equivalent to ten times the annual fixed compensation of the CEO and to five times the annual fixed compensation of the other members. By December 31, 2021, the CEO and the majority of the members of the Executive Committee complied with the minimum ownership requirement, which must be complied with within up to five years after the members take office. For 2022, the requirement remains the same. The new members of the Executive Committee and the CEO have a period of five years to comply with this requirement. The Issuer also has a Stock Option Granting Plan (“Stock Option Plan”) for its management members and employees, as well as for the management members and employees of its controlled companies, allowing the alignment of the interest of management members to those of the stockholders, as they share the same risks and gains provided by the appreciation of their shares. No option has been granted under our Stock Option Plan since 2012. For further information on Changes in the Plan, please see Note 20 to the Financial Statements under IFRS. For further information on the Stock Option Plan, please see subitems 13.4, 13.5, 13.6, 13.7, and 13.8. The Personnel Committee is responsible for making institutional decisions and supervising the implementation and operation of the Stock Option Plan. For further information on the responsibilities and duties of the Personnel Committee and the Compensation Committee, please see item 12.1 of the Reference Form available on the website https://www.itau.com.br/investor.relations > Reports > CVM > Reference Form. 253

For illustrative purposes, the year to which the compensation refers will be considered regardless of the year in which it was effectively assigned, paid or recognized in the financial statements. b) compensation composition, indicating: i—description of the compensation elements and the objectives of each one In addition to the annual variable compensation, which seeks to bind members receiving this compensation to the Issuer’s projects and results, the Issuer establishes a Partners Program intended to align risk management in the short-, medium- and long-terms, as well as align the interests of the participants of the program with those of our stockholders providing them with benefits that are proportional to the gains obtained by the Issuer and its stockholders. Stock-based payment models are in accordance with the principles sought by the Issuer, since they operate as tools to motivate development, individual commitment and retention of management members since stock-based payments are made in the long term. ii – with respect to the past three years, state the proportion of each element to total compensation 254

	Year	Monthly fixed compensation	Annual fixed compensation	Annual variable compensation	Benefits
Board of Directors	2021	25%	20%	53%	2%
	2020	27%	30%	41%	2%
	2019	22%	23%	53%	2%
Board of Officers	2021	8%	0%	91%	1%
	2020	14%	0%	83%	3%
	2019	8%	0%	91%	1%
Supervisory Council	2021	100%	0%	0%	0%
	2020	100%	0%	0%	0%
	2019	100%	0%	0%	0%
Audit Committee	2021	100%	0%	0%	0%
	2020	100%	0%	0%	0%
	2019	100%	0%	0%	0%

iii - calculation and adjustment methodology for each of the compensation elements

The fixed compensation of members of the Board of Directors and Board of Officers, as well as the benefit plan granted to officers, is not impacted by performance indicators.

Board of Directors: The compensation to members of the Board of Directors is in line with market practices and takes into account the members' résumés, their history at the Issuer and the activities they carry out within the scope of the Board of Directors itself, their service as Chair of the Board and any other duties they may perform. Accordingly, different compensation may be paid to these members, and it may even differ in relation to members of the Board of Officers. This practice is in line with the Issuer's purpose of attracting outstanding professionals from different fields with distinct expertise and professional experiences.

a) **Monthly fixed compensation:** it is in line with market practices and revised frequently enough to attract qualified professionals.

b) **Annual fixed compensation in shares:** the annual fixed compensation due to the members of the Board of Directors is paid in preferred shares of the Issuer.

c) **Annual variable compensation in shares:** for variable compensation in shares paid to members of the Board of Directors, the compensation follows the same deferral terms, conditions and calculation of the value of the shares presented in item "b) ii" below, which describes the delivery of preferred shares of the annual variable compensation. To ensure its compatibility with the value creation, this compensation takes into account Itaú Unibanco Holding's results and may be adjusted by the Compensation Committee.

Board of Officers:

a) **Monthly fixed compensation:** it is established in accordance with the position held and based on the internal equality principle, since all officers holding the same position earn the same monthly fixed compensation amount, also providing mobility across our different businesses. Fixed compensation amounts are defined taking into account market competitiveness.

b) **Annual variable compensation[1]**

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(1) Within the limits established by legislation, the compensation of the Officers in charge of internal control and risk departments is not related to the performance of the business areas they control and assess so as to avoid any conflicts of interest. However, even though the compensation is not impacted by the results of the business areas, it is still subject to the impact arising from the Company’s results. b) i. Distribution of annual variable compensation(2): (2) In accordance with Resolution No. 3,921 of the National Monetary Council (CMN), a portion of the variable compensation must be deferred. b) ii. Delivery of preferred shares related to the annual variable compensation of the Board of Officers: 256

Supervisory Council: the members of the Supervisory Council are paid only a monthly fixed compensation amount and are not entitled to the benefit plan. In accordance with applicable legislation, compensation to each acting member of the Supervisory Council cannot be lower than 10% of the fixed compensation assigned to each officer (i.e., not including benefits, representation allowances and profit sharing). Audit Committee: the members of the Audit Committee are paid only a monthly fixed compensation amount and are not entitled to the benefit plan. For those members of the Audit Committee who are also members of the Board of Directors, the compensation policy of the Board of Directors is adopted. iv—reasons that justify the composition of compensation In addition to the annual variable compensation, which seeks to bind members receiving this compensation to the Issuer’s projects and results, the Issuer has established a Partners Program intended to align risk management in the short-, medium- and long-terms, as well as align the interests of the participants of the program with those of our stockholders providing them with benefits that are proportional to the gains obtained by the Issuer and its stockholders. Stock-based payment models are in accordance with the principles sought by the Issuer, since they operate as tools to motivate development, individual commitment and retention of management members since stock-based payments are made in the long term. v—number of members who are not compensated There are no members who are not compensated. c) main performance indicators that are taken into consideration in determining each compensation element: i) Board of Directors 257

The fixed compensation of the Board of Directors is not impacted by performance indicators. For payment of variable stock-based compensation to members of the Board of Directors, to ensure its compatibility with long-term value creation, this compensation takes into account Itaú Unibanco Holding’s results, and may be adjusted by the Compensation Committee. ii) Officers The fixed compensation of officers is not impacted by performance indicators. On the other hand, the variable compensation is subject to a performance assessment carried out by the supervisor based on the priorities for the year discussed together with the officer who is being assessed. d) how the compensation is structured to reflect the evolution of performance indicators A significant portion of the total amount paid to officers is in the form of variable compensation, which is directly affected by performance indicators. Therefore, the better the indicators, the higher the compensation and vice versa. e) how the compensation policy or practice is in line with the issuer’s short-, medium- and long-term interests 258

The management members’ compensation must be compatible with the risk management policy and formulated so as to not encourage behaviors that increase risk exposure above the levels considered prudent in the short-, medium- and long-term strategies adopted by the institution. The annual variable compensation takes into account three factors: the management member’s performance; the results of the business area; and/or the Issuer’s results, and is paid as follows: 30% in cash on demand and 70% in the Issuer’s preferred shares or stock-based instruments, deferred for payment within three years, in the proportion of 1/3 of the amount due per year. Additionally, the Issuer has an institutional program referred to as the Partners Program, through which management members and employees with a history of outstanding contribution and distinctive performance are entitled to use part or their total annual variable compensation to purchase the Issuer’s preferred shares (“Own Shares”). If they hold the ownership of these Own Shares, free of any liens or encumbrances and of other suspensive conditions provided for in the Program Regulation, for three- and five-year terms as from the initial investment, the return on investment will be through the receipt of the Issuer’s preferred shares (“Partners Shares”) also for three- and five-year terms. These Partner’s Shares received as a consideration will remain under a lock-up for a five-year period as from the initial investment in the Own Shares. Therefore, variable compensation is paid within at least three and at the most five years, and during this period it is subject to a possible reduction due to significant decreases in realized recurring net income of the Issuer or to a negative result of the applicable business area, except when the reduction or negative result arises from extraordinary, unpredictable events outside the Itaú Unibanco Conglomerate, which also affect other financial institutions and are not related to actions or omissions of management members. The Compensation Committee may decide to apply a malus even in these cases. On the other hand, in the Partners Program, the shares received in the aforementioned periods, in addition to remaining subject to a decrease in recurring net income, are also subject to the risk of price variations in the Issuer’s preferred shares for up to five years. This structure reflects the intention of aligning risk management over time, in addition to providing benefits to management members based on performance in the same proportion as it benefits the Issuer and its stockholders. f) the existence of compensation supported by direct or indirect subsidiaries, controlled companies or controlling stockholders: The compensation of many members of the Board of Officers is supported by controlled companies (please see subitem 13.15), and the amounts indicated in this item 13 already include the total compensation paid by the Issuer and its controlled companies. g) the existence of any compensation or benefit related to the occurrence of a given corporate event, such as the disposal of the Issuer’s stockholding control: There is no compensation or benefit related to the occurrence of a corporate event, even though it is possible at the Issuer’s discretion. h) the practices and procedures adopted by the board of directors to determine the individual compensation of the board of directors and board of officers, indicating: i. the issuer’s bodies and committees that take part in the decision-making process, identifying how they do so We have a statutory Compensation Committee that reports to the Board of Directors, and its duties include: 259

Another body involved in the governance of management compensation is the Personnel Committee, which also reports to the Board of Directors and its duties include:

i.i. In relation to the Stock Option Plan:
a. being responsible for institutional decisions and overseeing their implementation and operation; and
b. approving grants of Simple Options.

i.ii. In relation to the Partners Program:
a. being responsible for the rules related to the nomination and removal of beneficiaries.

ii. **the criteria and methodology used to determine individual compensation, indicating whether studies are used to check market practices and, if so, the comparison criteria and the scope of these studies**

We adopt compensation and benefit strategies that vary according to the area of activity and market parameters. We periodically check these parameters through:

- commissioning salary surveys conducted by specialized consultants;
- participating in surveys conducted by other banks; and
- participating in specialized forums on compensation and benefits.

iii. how often and how the board of directors assesses the adequacy of the issuer's compensation policy

The Board of Directors assesses the adequacy of the Issuer's compensation policy at least annually. The Compensation Committee previously assesses and proposes improvements in the compensation policy, if applicable. After this detailed analysis by the Compensation Committee, the policy is submitted to the Board of Directors for appreciation.

13.2- With respect to the compensation of the Board of Directors, Board of Statutory Officers, and Fiscal Council for the past three years and to that determined for the current year, please prepare a table containing:

Total compensation predicted for 2022 - Annual Amounts

	Board of Directors	Statutory Board of Officers	Fiscal Council	Total (R$)
Number of members	12.00	25.00	6.00	43.00
Number of compensated members	12.00	25.00	6.00	43.00
Annual fixed compensation, comprising:	**29,165,325**	**36,626,545**	**1,116,000**	**66,907,870**
Salary or management fees	15,960,000	35,040,000	1,116,000	52,116,000
Direct and indirect benefits	485,325	1,586,545	n/a	2,071,870
Compensation for participation in committees	n/a	n/a	n/a	n/a
Other (special fees)	12,720,000	0	0	12,720,000
Annual variable compensation, comprising:	0	0	n/a	0
Bonuses	(1)	(1)	(1)	(1)
Profit sharing	(2)	(2)	(2)	(2)
Compensation for attending meetings	n/a	n/a	n/a	n/a
Commissions	n/a	n/a	n/a	n/a
Description of other variable compensation (special fees)	n/a	n/a	n/a	n/a
Post-employment benefits	740,875	2,864,883	0	3,605,757
Benefits arising from termination of mandate	n/a	n/a	n/a	n/a
Stock-based compensation including options	45,093,801	385,508,573	n/a	430,602,373
Total compensation	**75,000,000**	**425,000,000**	**1,116,000**	**501,116,000**

The 2022 Annual General Stockholders' Meeting approved an aggregate compensation amount of R$500 million for the members of the management bodies, regardless of the year in which these amounts are effectively assigned or paid. For the Supervisory Council, the proposal is for the Annual General Stockholders' Meeting to approve a monthly individual compensation of R$22,000 for the effective members and of R$9,000 for the alternate members. The approved compensation amounts may be paid either in local currency, the Issuer's shares or any other manner management finds convenient. The amounts will be paid in the proportions described in the table above.

In addition to the amounts approved by the Annual General Stockholders' Meeting, the members of the management bodies will receive statutory profit sharing, according to paragraph 1, Article 152, of Brazilian

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Corporate Law, limited to the annual compensation of management members approved at Annual General Stockholders' Meeting or to 10% of the Issuer's profit, whichever is lower.

Notes:

1. (1) As mentioned in item 13.1 and shown in the table above, the annual variable compensation model should be recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares). Therefore, the bonus item is zero.
2. (2) "Profit sharing" amounts (paid in cash) are not included in the table above, which only shows the estimated breakdown of the aggregate compensation amounts to be approved by stockholders at the Annual General Stockholders' Meeting.
3. We would like to clarify that, according to the guidance of the CVM/SEP/CIRCULAR LETTER No. 1/2021, the amounts presented in the table above do not include amounts related to Social Security (INSS), differently from what was reported in previous years, according to specific notes.

13.2- With respect to the compensation of the Board of Directors, Board of Statutory Officers, and FiscalCouncil for the past three years and to that determined for the current year, please prepare a table containing:

Total compensation for 2021 - Annual Amounts

	Board of Directors	Statutory Board of Officers	Fiscal Council	Total (R$)
Number of members	12.50	25.50	6.00	44.00
Number of compensated members	12.50	25.50	6.00	44.00
Annual fixed compensation, comprising:	**26,958,355**	**36,307,678**	**749,000**	**64,015,033**
Salary or management fees	14,793,167	34,786,961	749,000	50,329,127
Direct and indirect benefits	465,188	1,520,717	n/a	1,985,906
Compensation for participation in committees	n/a	n/a	n/a	n/a
Other (special fees)	11,700,000	0	0	11,700,000
Annual variable compensation, comprising:	5,294,693	83,533,379	n/a	88,828,072
Bonuses	(1)	(1)	(1)	(1)
Profit sharing	5,294,693	83,533,379	n/a	88,828,072
Compensation for attending meetings	n/a	n/a	n/a	n/a
Commissions	n/a	n/a	n/a	n/a
Description of other variable compensation (special fees)	n/a	n/a	n/a	n/a
Post-employment benefits	727,905	3,067,495	n/a	3,795,400
Benefits arising from termination of mandate	n/a	n/a	n/a	n/a
Stock-based compensation including options	25,515,769	302,633,438	n/a	328,149,207
Total compensation	**58,496,721**	**425,541,991**	**749.000**	**484,787,712**

The 2021 Annual General Stockholders' Meeting approved an aggregate compensation amount of R$450 million for the members of the management bodies, regardless of the year in which these amounts are effectively assigned or paid. The Annual General Stockholders' Meeting approved the monthly individual compensation of R$15,000 for the effective members and of R$6,000 for the alternate members of the Supervisory Council. The approved compensation amounts may be paid either in local currency, the Issuer's shares or any other manner management finds convenient. The amounts will be paid in the proportions described in the table above.

In addition to the amounts approved by the Annual General Stockholders' Meeting, the members of the management bodies will receive statutory profit sharing, according to paragraph 1, Article 152, of Brazilian Corporate Law, limited to the annual compensation of management members approved at the Annual General Stockholders' Meeting or to 10% of the Issuer's profit, whichever is lower.

Notes:

1. (1) As mentioned in item 13.1 and shown in the table above, the annual variable compensation model should be recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares). Therefore, the bonus item is zero.
2. The portions in shares or stock-based instruments were shown in the "Stock-based compensation" line, and were not stated under "Variable compensation". For illustrative purposes, this item will take into consideration the year to which the compensation refers, regardless of the year in which it is effectively assigned, paid or recognized in the financial statements.
3. We clarify that, as per orientation of the CIRCULAR OFFICE/CVM/SEP/Nº 1/2021, the amounts in the table above do not include amounts corresponding to INSS, differently from what was reported in previous years, according to specific notes.
4. The compensation of the members of the Board of Directors who also perform executive duties in the Issuer and/or its controlled companies is defined according to the provisions of the compensation policy applicable to

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the Board of Officers. Accordingly, the amounts related to the compensation of these members are fully included only in the table related to the Board of Officers' compensation. This note is applicable to items 13.3, 13.5, 13.6, 13.7, 13.10, 13.13, and 13.15.
5. The compensation of many members of the Board of Officers is supported by controlled companies (please see subitem 13.15), and the amounts indicated in subitem 13.2 already include the total compensation paid by the Issuer and its controlled companies.
6. The average compensation amount per member was: Board of Directors, R$4,679,738 and Board of Officers, R$16,687,921. For further information on the Partners Program, please see item 13.1.
7. The number of members of each body is calculated based on the assumptions defined by the CVM/SEP/CIRCULAR LETTER No. 1/2017.

13.2- With respect to the compensation of the Board of Directors, Board of Statutory Officers, and FiscalCouncil for the past three years and to that determined for the current year, please prepare a table containing:

Total compensation for 2020 - Annual Amounts

	Board of Directors	Statutory Board of Officers	Fiscal Council	Total (R$)
Number of members	11.50	19.80	6.00	37.30
Number of compensated members	11.50	19.80	6.00	37.30
Annual fixed compensation, comprising:	**30,319,953**	**33,343,942**	**876,000**	**64,539,895**
Salary or management fees	14,173,000	26,018,051	715,000	40,906,051
Direct and indirect benefits	463,028	1,471,829	n/a	1,934,858
Compensation for participation in committees	n/a	n/a	n/a	n/a
Other (special fees)	15,683,925	5,854,061	161,000	21,698,986
Annual variable compensation, comprising:	**3,425,423**	**44,638,313**	n/a	**48,063,735**
Bonuses	(1)	(1)	(1)	(1)
Profit Sharing	3,425,423	44,638,313	n/a	**48,063,735**
Compensation for attending meetings	n/a	n/a	n/a	n/a
Commissions	n/a	n/a	n/a	n/a
Description of other variable compensation (special fees and INSS)	n/a	n/a	n/a	n/a
Post-employment benefits	581,843	5,825,294	n/a	6,407,137
Benefits arising from termination of mandate	n/a	n/a	n/a	n/a
Stock-based compensation including options	17,227,457	147,485,182	n/a	164,712,639
Total compensation	**51,554,676**	**231,292,731**	**876,000**	**283,723,406**

The 2020 Annual General Stockholders' Meeting approved an aggregate compensation amount of R$380 million for the members of the management bodies, regardless of the year in which these amounts are effectively assigned or paid. The Annual General Stockholders' Meeting approved the monthly individual compensation of R$15,000 for the effective members and of R$6,000 for the alternate members of the Supervisory Council. The approved compensation amounts may be paid either in local currency, the Issuer's shares or any other manner management finds convenient. The amounts will be paid in the proportions described in the table above.

In addition to the amounts approved by the Annual General Stockholders' Meeting, the members of the management bodies will receive statutory profit sharing, according to paragraph 1, Article 152, of Brazilian Corporate Law, limited to the annual compensation of management members approved at the Annual General Stockholders' Meeting or to 10% of the Issuer's profit, whichever is lower.

Notes:

1. (1) As mentioned in item 13.1 and shown in the table above, the annual variable compensation model should be recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares). Therefore, the bonus item is zero.
2. The portions in shares or stock-based instruments were shown in the "Stock-based compensation" line, and were not stated under "Variable compensation". For illustrative purposes, this item will take into consideration the year to which the compensation refers, regardless of the year in which it is effectively assigned, paid or recognized in the financial statements.
3. Due to Empresas.Net (CVM's system) systemic structure, we clarify that: (i) the amounts in "Other (fees and/or INSS)" refer to fixed fees in shares and INSS for the Board of Directors, and INSS for the Board of Officers and Supervisory Council; and (ii) the amounts presented in "Stock-based compensation" include the amounts corresponding to INSS related to these installments.
4. The compensation of the members of the Board of Directors who also perform executive duties in the Issuer and/or its controlled companies is defined according to the provisions of the compensation policy applicable to the Board of Officers. Accordingly, the amounts related to the compensation of these members are fully included only in the table related to the Board of Officers' compensation. This note is applicable to items 13.3, 13.5, 13.6, 13.7, 13.10, 13.13, and 13.15.

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5. The compensation of many members of the Board of Officers is supported by controlled companies (please see subitem 13.15), and the amounts indicated in subitem 13.2 already include the total compensation paid by the Issuer and its controlled companies.
6. The average compensation amount per member was: Board of Directors, R$4,364,438 and Board of Officers, R$11,661,818. For further information on the Partners Program, please see item 13.1.
7. The number of members of each body is calculated based on the assumptions defined by the CVM/SEP/CIRCULAR LETTER No. 1/2017.

13.2- With respect to the compensation of the Board of Directors, Board of Statutory Officers, and FiscalCouncil for the past three years and to that determined for the current year, please prepare a table containing:

Total compensation for 2019 - Annual Amounts

	Board of Directors	Statutory Board of Officers	Fiscal Council	Total (R$)
Number of members	11.75	21.00	6.00	38.75
Number of compensated members	11.75	21.00	6.00	38.75
Annual fixed compensation, comprising:	**28,695,774**	**28,725,299**	**927,000**	**58,348,072**
Salary or management fees	13,560,000	22,320,000	756,000	36,636,000
Direct and indirect benefits	839,274	1,383,299	n/a	2,222,572
Compensation for participation in committees	n/a	n/a	n/a	n/a
Other (special fees and/or INSS)	14,296,500	5,022,000	171,000	19,489,500
Annual variable compensation, comprising:	4,492,146	106,757,590	n/a	111,249,736
Bonuses	(1)	(1)	(1)	(1)
Profit sharing	4,492,146	106,757,590	n/a	111,249,736
Compensation for attending meetings	n/a	n/a	n/a	n/a
Commissions	n/a	n/a	n/a	n/a
Description of other variable compensation (special fees and INSS)	n/a	n/a	n/a	n/a
Post-employment benefits	605,854	1,999,042	n/a	2,604,896
Benefits arising from termination of mandate	n/a	n/a	n/a	n/a
Stock-based compensation including options	27,732,935	218,050,759	n/a	245,783,694
Total compensation	**61,526,708**	**355,532,690**	**927,000**	**417,986,398**

The 2019 Annual General Stockholders' Meeting approved an aggregate compensation amount of R$380 million for the members of the management bodies, regardless of the year in which these amounts are effectively assigned or paid. The Annual General Stockholders' Meeting approved the monthly individual compensation of R$15,000 for the effective members and of R$6,000 for the alternate members of the Supervisory Council. The approved compensation amounts may be paid either in local currency, the Issuer's shares or any other manner management finds convenient. The amounts will be paid in the proportions described in the table above.

In addition to the amounts approved by the Annual General Stockholders' Meeting, the members of the management bodies will receive statutory profit sharing, according to paragraph 1, Article 152, of Brazilian Corporate Law, limited to the annual compensation of management members approved at the Annual General Stockholders' Meeting or to 10% of the Issuer's profit, whichever is lower.

Notes:

1. As mentioned in item 13.1 and shown in the table above, the annual variable compensation model is recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares). Therefore, the bonus item is zero.
2. The portions in shares or stock-based instruments were shown in the "Stock-based compensation" line, and were not stated under "Variable compensation". For illustrative purposes, this item will take into consideration the year to which the compensation refers, regardless of the year in which it is effectively assigned, paid or recognized in the financial statements.
3. Due to the systemic structure of Empresas.Net (CVM's system), we clarify that: (i) the amounts in "Other (fees and/or INSS)"refer to fixed fees in shares and INSS for the Board of Directors, and INSS for the Board of Officers and Supervisory Council; and (ii) the amounts presented in "Stock-based compensation" include the amounts corresponding to INSS related to these installments.
4. The compensation of the members of the Board of Directors who also perform executive duties at the Issuer and/or its controlled companies is defined according to the provisions of the compensation policy applicable to the Board of Officers. Accordingly, the amounts related to the compensation of these members are fully included only in the table related to the Board of Officers' compensation. This note is applicable to items 13.3, 13.5, 13.6, 13.7, 13.10, 13.13, and 13.15.

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5. The compensation of many members of the Board of Officers is supported by controlled companies (please see subitem 13.15), and the amounts indicated in subitem 13.2 already include the total compensation paid by the Issuer and its controlled companies.
6. The average compensation amount per member was: Board of Directors, R$5,236,316 and Board of Officers, R$16,930,128. For further information on the Partners Program, please see item 13.1.
7. The number of members of each body is calculated based on the assumptions defined by the CVM/SEP/CIRCULAR LETTER No. 1/2017.

13.3 With respect to the variable compensation of the Board of Directors, Board of Statutory Officers, and Fiscal Council for the past three years and to that determined for the current year, please prepare a table containing:

Predicted for 2022 — R$, except if otherwise indicated

a body	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
b number of members (people)	12.00	25.00	6.00	43.00
c number of compensated members	12.00	25.00	6.00	43.00
d With respect to bonuses:				
i minimum amount provided for in the compensation	(1)	(1)	(1)	(1)
ii maximum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
iii amount provided for in the compensation plan, should the targets established be	(1)	(1)	(1)	(1)
iv amount effectivelly recognized in income or loss for the fiscal year	(1)	(1)	(1)	(1)
e With respect to profit sharing:				
i minimum amount provided for in the compensation	(2)	(2)	(2)	(2)
ii maximum amount provided for in the compensation plan	(2)	(2)	(2)	(2)
iii amount provided for in the compensation plan, should the targets established be	(2)	(2)	(2)	(2)
iv amount effectivelly recognized in income or loss	(2)	(2)	(2)	(2)

Notes:

1. (1) As mentioned in item 13.1, the annual variable compensation model is recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares) of item 13.2. Therefore, the bonus item is zero.

As there is no "Stock-based compensation" line in this item, we inform these amounts (recorded in "Stock-based compensation" of item 13.2) as follows:

Board of Directors: d i 36,075,041; d ii 45,093,801; d iii 45,093,801; d iv n/a.

Board of Officers: e i 308,406,858; e ii 385,508,573; e iii 385,508,573; e iv n/a.

Supervisory Council: n/a.

2. (2) "Profit sharing" amounts (paid in cash) are not included in the table above, which only shows the estimated breakdown of the aggregate compensation amounts to be approved by stockholders at the Annual General Stockholders' Meeting.

The variable compensation for the year includes: (i) 30% effectively paid in cash in the year following the related fiscal year (shown in item "e"); and (ii) 70% payable in shares in the following three years, from the date the cash portion was paid (shown in note 1 above). In addition, it includes the Partners Shares to be delivered to the Holding Partners: 30% after three years and 70% after five years; and to the Associates: 50% after three years and 50% after five years from the date the cash portion related to the fiscal year was paid (shown in note 1 above).

264

13.3 With respect to the variable compensation of the Board of Directors, Board of Statutory Officers, and Fiscal Council for the past three years and to that determined for the current year, please prepare a table containing:

For the fiscal year 2021 — R$, except if otherwise indicated

a body	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
b number of members (people)	12.50	25.50	6.00	44.00
c number of compensated members	12.50	25.50	6.00	44.00
d With respect to bonuses:				
i minimum amount provided for in the compensation	(1)	(1)	(1)	(1)
ii maximum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
iii amount provided for in the compensation plan, should the targets established be	(1)	(1)	(1)	(1)
iv amount effectivelly recognized in income or loss for the fiscal year	(1)	(1)	(1)	(1)
e With respect to profit sharing:				
i minimum amount provided for in the compensation	4,235,754	66,826,703	n/a	71,062,457
ii maximum amount provided for in the compensation plan	6,353,631	100,240,055	n/a	106,593,686
iii amount provided for in the compensation plan, should the targets	5,294,693	83,533,379	n/a	88,828,072
iv amount effectivelly recognized in income or loss for the fiscal year	5,294,693	83,533,379	n/a	88,828,072

Notes:

3. (1) As mentioned in item 13.1, the annual variable compensation model is recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares) of item 13.2. Therefore, the bonus item is zero.

As there is no "Stock-based compensation" line in this item, we inform these amounts (recorded in "Stock-based compensation" of item 13.2) as follows:

Board of Directors: d i 25,754,000; d ii 42,923,000; d iii 42,923,000; d iv 25,515,769.

Board of Officers: e i 199,667,000; e ii 332,778,000; e iii 332,778,000; e iv 302,633,438.

Supervisory Council: n/a.

4. The minimum and maximum amounts described in the table above and in the previous note were indicated based on budget and management expectations for the year.

The variable compensation for the year includes: (i) 30% effectively paid in cash in the year following the related fiscal year (shown in item "e"); and (ii) 70% payable in shares in the following three years, from the date the cash portion was paid (shown in note 1 above). In addition, it includes the Partners Shares to be delivered to the Holding Partners: 30% after three years and 70% after five years; and to the Associates: 50% after three years and 50% after five years from the date the cash portion related to the fiscal year was paid (shown in note 1 above).

13.3 With respect to the variable compensation of the Board of Directors, Board of Statutory Officers, and Fiscal Council for the past three years and to that determined for the current year, please prepare a table containing:

For the fiscal year 2020 — R$, except if otherwise indicated

a body	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
b number of members (people)	11.50	19.80	6.00	37.30
c number of compensated members	11.50	19.80	6.00	37.30
d With respect to bonuses:				
i minimum amount provided for in the compensation	(1)	(1)	(1)	(1)
ii maximum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
iii amount provided for in the compensation plan, should the targets established	(1)	(1)	(1)	(1)
iv amount effectivelly recognized in income or loss for the fiscal year	(1)	(1)	(1)	(1)
e With respect to profit sharing:				
i minimum amount provided for in the compensation	2,056,000	26,784,000	-	28,755,000
ii maximum amount provided for in the compensation plan	4,797,000	62,495,000	-	67,094,000
iii amount provided for in the compensation plan, should the targets established	3,426,000	44,639,000	-	47,924,000
iv amount effectivelly recognized in income or loss for the fiscal year	3,426,000	44,639,000	-	47,924,000

Notes:

5. (1) As mentioned in item 13.1, the annual variable compensation model is recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares) of item 13.2. Therefore, the bonus item is zero.

As there is no "Stock-based compensation" line in this item, we inform these amounts (recorded in "Stock-based compensation" of item 13.2) as follows:

Board of Directors: d i 18,219,000; d ii 30,365,000; d iii 30,365,000; d iv 17,227,000.

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Board of Officers: e i 163,371,000; e ii 271,938,000; e iii 271,938,000; e iv 147,485,000.

Supervisory Council: n/a.

6. The minimum and maximum amounts described in the table above and in the previous note were indicated based on budget and management expectations for the year.

The variable compensation for the year includes: (i) 30% effectively paid in cash in the year following the related fiscal year (shown in item "e"); and (ii) 70% payable in shares in the following three years, from the date the cash portion was paid (shown in note 1 above). In addition, it includes the Partners Shares to be delivered after three years (50%) and five years (50%) from the date the cash portion related to the related fiscal year was paid (shown in note 1 above).

13.3. With respect to the variable compensation of the Board of Directors, Board of Statutory Officers, and Fiscal Council for the past three years and to that determined for the current year, please prepare a table containing:

For the fiscal year 2019 — R$, except if otherwise indicated

a body	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
b number of members (people)	11.75	21.00	6.00	38.75
c number of compensated members	11.75	21.00	6.00	38.75
d With respect to bonuses:				
i minimum amount provided for in the compensation	(1)	(1)	(1)	(1)
ii maximum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
iii amount provided for in the compensation plan, should the targets established	(1)	(1)	(1)	(1)
iv amount effectively recognized in income or loss for the fiscal year	(1)	(1)	(1)	(1)
e With respect to profit sharing:				
i minimum amount provided for in the compensation	2,696,000	64,055,000	-	66,751,000
ii maximum amount provided for in the compensation plan	6,291,000	149,462,000	-	155,753,000
iii amount provided for in the compensation plan, should the targets established	4,493,000	106,758,000	-	111,251,000
iv amount effectively recognized in income or loss for the fiscal year	4,493,000	106,758,000	-	111,251,000

Notes:

6. (1) As mentioned in item 13.1, the annual variable compensation model is recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares) of item 13.2. Therefore, the bonus item is zero.

As there is no "Stock-based compensation" line in this item, we inform these amounts (recorded in "Stock-based compensation" of item 13.2) as follows:
Board of Directors: d i 22,112,000; d ii 36,852,000; d iii 36,852,000; d iv 27,733,000.

Board of Officers: e i 165,614,000; e ii 276,023,000; e iii 276,023,000; e iv 218,051,000.

Supervisory Council: n/a.

The minimum and maximum amounts described above were indicated based on budget and management expectations. However, these amounts may vary based on the Issuer's results, the results of the department in which the management member works, their performance, and it is also possible that the variable compensation is not paid in the case of a reduction in the results of the Issuer or of the business area during the deferral period.

7. The minimum and maximum amounts described in the table above and in the previous note were indicated based on budget and management expectations for the year.

The variable compensation for the year includes: (i) 50% effectively paid in cash in the year following the related fiscal year (shown in item "e"); and (ii) 50% payable in shares in the following three years, counted from the date the cash portion was paid (shown in note 1 above). In addition, it includes the Partners Shares to be delivered after three years (50%) and five years (50%) from the date the cash portion related to the related fiscal year was paid (shown in note 1 above).

13.4 With respect to the stock-based compensation plan for the Board of Directors and statutory Board of Officers in effect last year and determined for the current year, please describe:

a) General terms and conditions

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Clarifications – how to disclose information For illustrative purposes, in this item we provide information about all stock-based compensation models, as follows: (1) shares or stock-based instruments delivered under the Compensation Policy; (2) shares or stock-based instruments delivered under the Partners Program; and (3) options granted under the Stock Option Granting Plan (“Stock Option Plan”), as described below. (1) Compensation Policy – stock-based compensation Annual fixed compensation in shares: This compensation is paid to the members of the Board of Directors, provided they have fully completed their terms of office. The purpose is to reward the contribution made by each member to the Itaú Unibanco Conglomerate. The annual fixed compensation takes into account the history and résumé of members, in addition to market conditions and other factors that may be agreed between the member of the Board of Directors and Itaú Unibanco Conglomerate. To calculate the value of the shares used to make up the compensation payable in shares or stock-based instruments, we use the average price of Itaú Unibanco Holding’s preferred shares on B3 – Bolsa, Brasil, Balcão (“B3”) in the thirty (30) days prior to the calculation, which will be carried out on the seventh (7th) business day prior to granting the shares or paying the compensation. The number of shares is calculated and granted every three years, and these shares are delivered proportionally to the number of terms of office completed in the period. Annual variable compensation in shares: 267

Aimed at aligning the interests of our officers and employees with those of our stockholders, this program provides participants with the opportunity to invest in our preferred shares (ITUB4), sharing short-, medium- and long-term risks. This program is aimed at officers and employees in view of their history of contribution, relevant work and also outstanding performance. It has two types of nominations: partners and associates. The main differences are as follows: Indefinite term of office Eligible to sucessive reappointments Obligation to invest from 50% to 100% of net variable compensation. Three-year term of office Eligible to sucessive reappointments Obligation to invest from 35% to 70% of net variable compensation.

In 2021, in order to make the program more comprehensive and competitive, the number of vacancies was extended. Additionally, with a view to increasing liquidity for the participants, the partners shares are not available for sale for a maximum period of five years and not eight years like in previous years. (3) Stock Option Plan We have a Stock Option Plan through which our officers and employees with outstanding performance are entitled to receive stock options. These options enable them to share the risk of the price fluctuations of our preferred shares (ITUB4) with other stockholders and are intended to integrate participants of this program into the Conglomerate’s development process in the medium- and long-terms. Our Personnel Committee manages the Stock Option Plan, including matters such as strike prices, vesting periods and terms of the options, in accordance with the rules provided for therein. The options may only be granted to participants if earnings are in sufficient amounts to be distributed as mandatory dividends. 269

No option has been granted under our Stock Option Plan since 2012. For further information on Changes in the Plan, please see Note 20 to the Financial Statements under IFRS. For further information on the Stock Option Plan, please see the Investor Relations website: http://www.itau.com.br/investor-relations/ > Itaú Unibanco > Corporate Governance > Regulations and Policies > Grant Plan. b) Main objectives of the plan The primary purpose of the stock-based compensation models is to align management members’ interests with those of the Issuer’s stockholders, as they share the same risks and earnings provided by the appreciation of their shares. c) How the plan contributes to these objectives The stock-based payment models are intended to motivate management members to contribute to the Issuer’s good performance and share appreciation, as they may actively take part in the results of this appreciation. Accordingly, the institution achieves the objective of the stock-based payment models by engaging the management members in the organization’s long-term strategies. Meanwhile, the management members take part in the appreciation of shares of the Issuer’s capital. d) How the plan is inserted in the issuer’s compensation policy Stock-based payment models are in conformity with the principles pursued by the Issuer, since they (i) tie up management members to the Issuer’s projects and results in the long-term, (ii) work as tools that motivate individual development and commitment, and (iii) retain management members since the stock-based payments are made in the long term. e) How the plan aligns the short-, medium- and long-term interests of management members and the Issuer The stock-based payment models are aligned with the interests of the Issuer and management members, since by enabling management members to become stockholders of the Issuer they are encouraged to act from the perspective of “owners” of the business, therefore aligning their interests with those of the stockholders. Additionally, they motivate management members to remain at the Issuer, since the general rule establishes that if they leave, they lose their rights to stock-based payments (please see subitem “n” of item 13.4). f) Maximum number of shares covered by the plan In order to limit the maximum dilution to which stockholders may be subject: the sum of (i) the shares to be used as compensation, in accordance with Resolution No. 3,921 of the National Monetary Council (CMN), including those related to the Partners Program and other stock-based compensation programs of the Issuer and its controlled companies; and (ii) the options to be granted every year may not exceed the limit of 0.5% of all Issuer’s shares that stockholders hold at the balance sheet date of the same year. In the event that the number of shares delivered and options granted, in any given year, is below the limit of 0.5% of the total shares as mentioned in the paragraph above, the resulting difference may be added for compensation or option granting purposes in any of the following seven (7) fiscal years. g) Maximum number of options to be granted Idem to item f) above. h) Conditions for acquisition of shares Stock-based compensation: shares are acquired over the long-term, since out of the total annual variable compensation, 30% is paid in cash on demand and 70% is paid upon the delivery of shares, deferred for payment within three years, in the proportion of 1/3 of the amount due per year. Partners Program: If they hold the ownership of these Own Shares, free of any liens or encumbrances or other suspensive conditions provided for in the Program Regulation for three- and five-year terms as from the initial investment, the return on the investment will be through the receipt of Partners Shares also for three- and five-year terms. 270

Stock Option Plan: shares are purchased as a result of exercising an option granted under the Stock Option Plan, provided that the vesting period has elapsed (please see subitem “j” below), upon the payment of the strike price (please see subitem “i” below). Additionally, options may be terminated under certain circumstances, such as termination of relationship (statutory or contractual) between the Beneficiary and the Itaú Unibanco Conglomerate companies before the vesting period (please see subitem “n” below). i) Criteria for setting up the purchase or strike price Stock-based compensation: to calculate the reference price of the Issuer’s preferred shares that are used to compose the stock-based compensation, the average closing price of the shares on B3 in the (thirty) 30 days prior to the calculation will be used. Such average price should be calculated on the seventh (7th) business day prior to the stock grant date. Partners Program: to calculate the reference price of the Issuer’s preferred shares that are used to compose the stock-based compensation, the average closing price of the shares on B3 in the (thirty) 30 days prior to the calculation will be used. Such average price should be calculated on the seventh (7th) business day prior to the stock grant date. Stock Option Plan: purchase and strike prices are set up by the Personnel Committee upon the granting of the option and will be determined as follows: The option strike price is established based on the average price of the Issuer’s preferred shares at the trading sessions of B3 in the last three months of the year prior to the grant date. The prices thus established will be adjusted up to the last business day of the month prior to the exercise of the option based on the General Market Price Index (IGP-M) or, in its absence, an index designated by the Personnel Committee, and they must be paid within a term equal to that in force for settling operations on B3. j) Criteria for defining the exercise period Stock-based compensation: not applicable, since there is no exercising of options but rather a delivery of shares. Partners Program: not applicable, since there is no exercising of options but rather a delivery of shares. Stock Option Plan: options may only be exercised after the vesting period and outside the lock-up periods established by the Personnel Committee. The vesting period of each series will be established by the Committee upon its issue and may last from one to seven years as from the year of its issue. As a rule, the vesting period determined by the Committee is five (5) years. k) Settlement method Stock-based compensation: settlement occurs through the delivery of shares after deferral periods. Partners Program: settlement occurs through the delivery of Partners Shares after the deferral periods provided for in the Program. Stock Option Plan: the Beneficiary will pay the strike price in cash to the Issuer, subject to the rules and conditions established by the Personnel Committee. l) Restrictions on the transfer of shares Stock-based compensation: after receiving the shares within one, two or three years, there will be no restrictions to the share transfer. If the executive chooses to invest these shares in the Partners Program as Own Shares, these shares will become unavailable for three and five years from the investment date. Partners Program: after receiving the Partners Shares within three and five years after the initial investment date, such shares will become unavailable for a period of five years from the initial investment date. Stock Option Plan: the availability of shares subscribed by Beneficiaries by means of the exercise of the option may be subject to additional restrictions, according to resolutions to be adopted by the Personnel Committee when they are granted. Therefore, the percentage of the shares that must remain unavailable, as well as the period of this unavailability, will be defined by this Committee. As a rule, the period of this unavailability defined by the Committee is two (2) years after the option is exercised. m) Criteria and events that, when verified, may cause the suspension, change or termination of the plan 271

Stock-based compensation: deferred shares may not be delivered in the event of a significant decrease in realized recurring net income of the Issuer or to a negative result of the applicable business area, except when the reduction or negative result arises from extraordinary, unpredictable events outside the Itaú Unibanco Conglomerate, which also affect other financial institutions and are not related to actions or omissions of management members. The Compensation Committee may decide to apply a malus even in these cases. Additionally, the compensation model may be amended upon approval from the Compensation Committee and the Board of Directors. Partners Program: Partners Shares yet to be received may not be delivered in the event of a significant decrease in realized recurring net income of the Issuer or to a negative result of the applicable business area, except when the reduction or negative result arises from extraordinary, unpredictable events outside the Itaú Unibanco Conglomerate, which also affect other financial institutions and are not related actions or omissions of management members. The Compensation Committee may decide to apply a malus even in these cases. Additionally, the Partners Program may be amended upon the approval of the Compensation Committee or the Personnel Committee. Stock Option Plan: the Personnel Committee may suspend the exercise of the options under justifiable circumstances, such as significant market fluctuations or legal or regulatory restrictions. Additionally, the Stock Option Plan may only be amended or terminated if so proposed by the Personnel Committee to the Board of Directors and subsequently approved at an Extraordinary General Stockholders’ Meeting. n) Effects of the departure of management members from the Issuer’s bodies on their rights provided for in the stock-based compensation plan Stock-based compensation: the general rule when a member leaves is the termination of shares granted but not yet delivered. However, subject to the criteria established in the Compensation Policy, the Personnel Committee may determine the non-termination of these shares. Partners Program: the general rule when a member leaves is the termination of the Partners Shares granted but not yet delivered. However, subject to the criteria established in the internal charter, the Personnel Committee may determine the non-termination of these shares. Stock Option Plan: the general rule is that any Beneficiaries managing the Itaú Unibanco Conglomerate who resign or are removed from their office will have their options expired automatically. Management members’ stock options will expire on the date such members cease to exercise their office on a permanent basis, that is, in the event of a garden leave agreement (the period of leave prior to the formal termination of the employment or statutory relationship), these options will expire when said agreement becomes effective. However, the aforementioned automatic expiry may not occur if, for example, this member is dismissed simultaneously to their election as a management member of the Itaú Unibanco Conglomerate or if they take up another statutory position at the Itaú Unibanco Conglomerate. Additionally, subject to the criteria established in the internal regulation, the Personnel Committee may choose not to have these options expire. 13.5. With respect to the stock-based compensation to the board of directors and the statutory board of officers recognized in profit or loss for the past three years and to that determined for the current year, prepare a table containing: For illustrative purposes, in this item we provide information about all stock-based compensation models, as follows: (1) shares or stock-based instruments delivered within the scope of the Compensation Policy; (2) shares or stock-based instruments delivered within the scope of the Partners Program; and (3) the options granted within the scope of the Stock Option Granting Plan (“Stock Option Plan”). For further details with respect to the Compensation Policy and the Partners Program, please see item 13.1. For further information on the Stock Option Plan, please see item 13.4. 272

13.5 Stock-based compensation - Predicted for the 2022 fiscal year

Body	Board of Directors		Board of Statutory Officers	
Number of members	12.00		25.00	
Number of compensated members	12.00		25.00	
option granting year	2022		2022	
weighted average strike price of each of the following options:	(1)	(1)	(1)	(1)
(a) outstanding at the beginning of the year	-	-	-	-
(b) lost during the year	-	-	-	-
(c) exercised during the year	-	-	-	-
(d) expired during the year	-	-	-	-
Potential dilution in the case of exercise of all options granted	0.005%	0.019%	0.077%	0.082%
Granting of stock options:				
grant date	04/30/2022	03/01/2023	03/01/2023	03/01/2023
number of options granted	513,317	1,819,766	7,521,505	8,035,742
term for the options to become exercisable	2022	1/3 each year	(2)	1/3 each year
maximum term to exercise option	n/a	n/a	n/a	n/a
term of restriction for the transfer of shares	Without restriction	Without restriction	At the 5th year	Without restriction
fair value of options on the grant date	(1)	(1)	(1)	(1)

1. For ilustrative purposes, we present all the information related to all stock-based payment models in the table above. Accordingly, although the line items make reference only to the options, we also included the shares delivered directly which do not result from the exercise of the option to purchase shares.

2. (1) Not applicable for shares.

3. (2) Shareholders' shares will be sold to Holding Partners: 30% after three years and 70% after five years and to Partners 50% after three years and 50% after five years.

4.The period of restriction of the shares of partners is five years (100% of the shares).

13.5 Stock-based compensation - Determined for the 2021 fiscal year

Body	Board of Directors		Board of Statutory Officers	
Number of members	12.50		25.50	
Number of compensated members	12.50		25.50	
option granting year	2021		2021	
weighted average strike price of each of the following options:	(1)	(1)	(1)	(1)
(a) outstanding at the beginning of the year	-	-	-	-
(b) lost during the year	-	-	-	-
(c) exercised during the year	-	-	-	-
(d) expired during the year	-	-	-	-
Potential dilution in the case of exercise of all options granted	0.005%	0.015%	0.054%	0.065%
Granting of stock options:				
grant date	05/03/2021	03/01/2022	03/01/2022	03/01/2022
number of options granted	472,155	1,029,692	6,307,494	5,905,316
term for the options to become exercisable	2021	1/3 each year	(2)	1/3 each year
maximum term to exercise option	n/a	n/a	n/a	n/a
term of restriction for the transfer of shares	Without restriction	Without restriction	At the 5th year	Without restriction
fair value of options on the grant date	(1)	(1)	(1)	(1)

1. For ilustrative purposes, we present all the information related to all stock-based payment models in the table above. Accordingly, although the line items make reference only to the options, we also included the shares delivered directly (which do not result from the exercise of the option to purchase shares).

2. (1) Not applicable for shares.

3. (2) Shareholders' shares will be sold to Holding Partners: 30% after three years and 70% after five years and to Partners 50% after three years and 50% after five years.

4.The period of restriction of the shares of partners is five years (100% of the shares).

13.5 Stock-based compensation - Determined for the 2020 fiscal year

Body	Board of Directors		Board of Statutory Officers	
Number of members	11.50		19.80	
Number of compensated members	11.50		19.80	
option granting year	2020		2020	
weighted average strike price of each of the following options:	(1)	(1)	(1)	(1)
(a) outstanding at the beginning of the year	-	-	-	-
(b) lost during the year	-	-	-	-
(c) exercised during the year	-	-	-	-
(d) expired during the year	-	-	-	-
Potential dilution in the case of exercise of all options granted	0.004%	0.008%	0.034%	0.039%
Granting of stock options:				
grant date	05/04/2020	03/01/2021	03/01/2021	03/01/2021
number of options granted	356,270	491,206	1,790,139	2,743,903
term for the options to become exercisable	2020	1/3 each year	50% at the 3rd year 50% at the 5th year	1/3 each year
maximum term to exercise option	n/a	n/a	n/a	n/a
term of restriction for the transfer of shares	Without restriction	Without restriction	At the 5th and 8th year	Without restriction
fair value of options on the grant date	(1)	(1)	(1)	(1)

1. For ilustrative purposes, we present all the information related to all stock-based payment models in the table above. Accordingly, although the line items make reference only to the options, we also included the shares delivered directly (which do not result from the exercise of the option to purchase shares).
2. (1) Not applicable for shares.

3. The term of restriction for Partners is 50% up to the 5th year and 50% up to the 8th year. The term os restriction to Associates is 70% and 30%, respectively.

4. (1) Not applicable for shares.

273

13.5 Stock-based compensation—Determined for the 2019 fiscal year Body Board of Directors Board of Statutory Officers Number of members 11.33 21.00 Number of compensated members 11.33 21.00 option granting year 2019 2019 with respect to each stock option grant: (i) grant date 04/30/2019 03/01/2020 03/01/2020 03/01/2020 (ii) number of options granted 362,268 825,763 3,300,922 3,288,484 50% at the 3rd year (iii) term for the options to become exercisable 2020 1/3 each year 1/3 each year 50% at the 5th year (iv) maximum term to exercise option n/a n/a n/a n/a (v) term of restriction for the transfer of shares Without restriction Without restriction At the 5th and 8th year Without restriction (vi) weighted average strike price: (1) (1) (1) (1) (a) outs tanding at the beginning of the year — — (b) lost during the year — — (c) exercised during the year — — (d) expired during the year — — (e) fair value of options on the grant date (f) potential dilution in the case of exercise of all options granted 0.004% 0.008% 0.034% 0.034% 1. For ilustrative purposes, we present all the information related to all stock-based payment models in the table above. Accordingly, although the line items make reference only to the options, we also included the shares delivered directly (which do not result from the exercise of the option to purchase shares). The term of restriction for Partners is 50% up to the 5th year and 50% up to the 8th year. The term os restriction to Associates is 70% and 30%, respectively. The amounts are adjusted by the events occurred in the period (reverse split, bonus, etc.) (1) Not applicable for shares. 274

13.6 With respect to the outstanding options of the Board of Directors and the Board of Statutory Officers at the end of the fiscal year, prepare a table containing: Outstanding options at the end of the year ended December 31, 2021 a Body Board of Directors Board of Statutory Officers b Number of members 12.50 25.50 c Number of compensated members 12.50 25.50 d Options not yet exercised i. Number* 2,397,000 1,049,240 502,910 6,896,719 10,099,644 ii. Date on which the options will become exercisable 1/3 each year (2) May, 2021 1/3 each year (2) iii. Maximum term to exercise option n/a n/a n/a n/a n/a iv. Term of restriction to the transfer of shares n/a At the 5th year n/a n/a At the 5th year v. Weighted average strike price for the year (1) (1) (1) (1) (1) vi. Fair value of options in the last day of the fiscal year (1) (1) (1) (1) (1) e Exercisable options i. Number* ii. Date on which the options will become exercisable iii. Maximum term to exercise option iv. Term of restriction to the transfer of shares v. Weighted average strike price for the year vi. Fair value of options in the last day of the fiscal year *Consider the outstanding balance of members only elected by the Issuer. 1. For illustrative purposes, we present all the information related to all stock-based payment models in the table above. Accordingly, although the line items make reference only to the options, we also included the shares delivered directly (which do not result from the exercise of the stock option). The period of restriction of the shares of partners is five years (100% of the shares). The amounts are adjusted by the events occurred in the period (reverse split, bonus, etc.). (1) Not applicable to stock grants . (2) Shareholders’ shares will be sold to Holding Partners: 30% after three years and 70% after five years and to Partners 50% after three years and 50% after five years . 275

13.7. With respect to the options exercised and shares delivered relating to the stock-based compensation to the Board of Directors and Board of Statutory Officers, for the past three years, prepare a table containing:

Options exercised - Year ended December 31, 2021 R$

		Board of Directors	Board of Statutary Officers
a	**Body**	Board of Directors	Board of Statutary Officers
b	**Number of members**	12.50	25.50
c	**Number of compensated members**	12.50	25.50
d	**Options exercised:**		
	i. Number of shares	0	0
	ii. Weighted average strike price	-	-
	iii. Difference between the strike price and the market value of shares relating to the options exercised	-	-
e	**Shares delivered:**		
	i. Number of shares	1,640,711	3,262,848
	ii. Weighted average strike price	21.77	21.77
	iii. Difference between the strike price and the market value of shares relating to the options exercised	-1,999,340	4,438,857

Note:

1. The number of members of each body (item "b") corresponds to the number of management members that effectively exercised options or received shares, without necessarily representing all the management members of the Issuer.

Options exercised - Year ended December 31, 2020 R$

a	**Body**	Board of Directors	Board of Statutary Officers
b	**Number of members**	11.50	19.80
c	**Number of compensated members**	11.50	19.80
d	**Options exercised:**		
	i. Number of shares	0	0
	ii. Weighted average strike price	-	-
	iii. Difference between the strike price and the market value of shares relating to the options exercised	-	-
e	**Shares delivered:**		
	i. Number of shares	1,459,386	2,411,090
	ii. Weighted average strike price	21.77	21.77
	iii. Difference between the strike price and the market value of shares relating to the options exercised	-175,126.00	-22,977,688.00

Note:

1. The number of members of each body (item "b") corresponds to the number of management members that effectively exercised options or received shares, without necessarily representing all the management members of the Issuer.

tions exercised - Year ended December 31, 2019 R$

Body	Board of Directors	Board of Statutary Officers
Number of members	11.75	21.00
Number of compensated members	11.75	21.00
Options exercised:		
i. Number of shares	0	0
ii. Weighted average strike price	-	-
iii. Difference between the strike price and the market value of shares relating to the options exercised	-	-
Shares delivered:		
i. Number of shares	3,141,019	4,139,893
ii. Weighted average strike price	21.75	21.75
iii. Difference between the strike price and the market value of shares relating to the options exercised	-29,986,006.00	-39,521,842.00

Note:

1. The number of members of each body (item "b") corresponds to the number of management members that effectively exercised options or received shares, without necessarily representing all the management members of the Issuer.

13.8. Provide a brief description of the information necessary for understanding the data disclosed in items 13.5 to 13.7, such as an explanation of the pricing model for the share and option value, indicating, at least:

a) pricing model

- **Options:** the Issuer adopts the Binomial model for option pricing. This model assumes that there are two possible paths for the performance of asset prices – upward or downward. A tree with price paths is built in order to determine the share value on a future date, based on the defined volatility and time interval between the tree steps from pricing to maturity. The pricing process of this model is carried out by adopting the "Backward Induction method", from the knots of the maturity to the starting point.

- **Stock-based compensation:** the fair value of shares for stock-based compensation is the quoted market price of the Issuer's preferred shares on the grant date.

- **Partners Program:** the fair value of the Issuer's shares received is the quoted market price of the Issuer's preferred shares on the grant date, discounted from expected dividends.

b) data and assumptions used in the pricing model, including the weighted average price of shares, strike price, expected volatility, term of the option, dividends expected and risk-free interest rate

- **Options:** the Binomial pricing model used in the simple options plan takes into account the price assumptions relating to the underlying asset, strike price, volatility, dividend return rate, risk-free rate, vesting period and term of the option.

276

The assumptions used are described below: Price of the underlying asset: the price of the Issuer´s preferred shares used for calculation is the closing price on B3 on the calculation base date; Strike price: the strike price previously defined on the option issue, adjusted by the IGP-M variation, is adopted as the option strike price; Expected volatility: calculated based on the standard deviation from the last 84 historical monthly returns of closing prices of the Issuer’s preferred shares, released by B3, adjusted by the IGP-M variation; Dividend rate: is the average annual return rate in the past three years of Paid Dividends, plus the Interest on Capital of the Issuer’s preferred share; Risk-Free Interest Rate: the risk-free rate used is the IGP-M coupon rate, up to the option expiration date; Option expiration date: it will be established by the Personnel Committee upon the option grant, and these options will automatically expire at the end of this term. The term of each stock option series will begin on the issue date and expire at the end of a period that may vary between the minimum of five years and the maximum of ten years; and Option vesting period: the vesting period of each stock options series will be established by the Personnel Committee on the issue date, and this period may vary between one and seven years as from the issue date. • Stock-based compensation: not applicable, since, unlike other models, the number of shares is fixed based on the compensation amount defined. After it is defined, the amount is converted into a number of shares, taking into account their market value. • Partners Program: the market price of the Issuer’s preferred shares on the grant date is discounted from the average annual return rate for the past three years of dividends and interest on capital. c) Method used and assumptions made to absorb the expected early exercise effects Options: the option pricing uses the Binomial tree and takes into account the options vesting period. The vesting period of each series will be established by the Personnel Committee on the issue date, which may vary from one to seven years as from the grant date. As a rule, the vesting period determined by the Committee is five (5) years. After the end of the vesting period, the option can be exercised at any time until the option expiration date. Stock-based compensation: not applicable. Partners Program: not applicable. d) Method to determine expected volatility Options: expected volatility: calculated based on the standard deviation from the last 84 historical monthly returns of closing prices of the Issuer’s preferred shares, adjusted by the IGP-M variation; Stock-based compensation: not applicable. Partners Program: not applicable. e) If any other characteristic of the option was included in its fair value measurement Options: the historical series is adjusted for splits, bonuses and reverse splits, among others. Stock-based compensation: not applicable. Partners Program: not applicable. 277

13.9 Inform the number of shares or quotas directly or indirectly held in Brazil and abroad and other securities convertible into shares or quotas issued by the Issuer, its direct or indirect parent companies, subsidiaries or companies under common control, by members of the board of directors, the board of statutory officers, or fiscal council, grouped per body.

Base-date: 12/31/2021

Companies		Controlling Stockholders (1 and 4)			Board of Directors (2 and 4)			Board of Officers (3 and 4)			Fiscal Council (4)			Audit Committee and Bodies with Technical or Advisory Functions (4)		
		Shares			Shares			Shares			Shares			Shares		
		Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total
Issuer	Itaú Unibanco Holding S.A.	4,572,995,838	26,897,589	4,599,893,427	12,516	8,118,399	8,130,915	-	14,115,341	14,115,341	156,035	1,892,820	2,048,855	-	2,149,927	2,149,927
Parent Companies	Companhia E.Johnston de Participações	5,520	11,040	16,560	-	-	-	-	-	-	-	-	-	-	-	-
	Companhia ESA	1,900,830,553	-	1,900,830,553	-	-	-	-	-	-	-	-	-	-	-	-
	Itaúsa S.A.	1,919,910,661	1,048,291,295	2,968,201,956	460	5,590,106	5,590,566	-	11,340	11,340	-	106,050	106,050	-	3,938	3,938
	IUPAR - Itaú Unibanco Participações S.A.	710,454,184	350,942,273	1,061,396,457	-	-	-	-	-	-	-	-	-	-	-	-
Under common control	Alpargatas S.A.	100,495,732	41,408,892	141,904,624	-	-	-	-	-	-	863	-	863	-	-	-
	Dexco S.A.	26,296,614	-	26,296,614	-	-	-	-	-	-	-	-	-	-	-	-

Note: The shares are held directly.

(1) Item included for consistency with the information monthly forwarded by the Issuer and parent company Itaúsa- Investimentos Itaú S.A. to B3 S.A. – Brasil, Bolsa, Balcão to conform to sub item 7.1 of Corporate Governance Level 1 Listing Regulation and Article 11 of CVM Instruction No. 358; (2) except for those included in item "Parent Companies"; (3) except for those included in item "Parent Companies" and "Board of Directors"; (4) in addition to information on controlling stockholders and members of the Board of Directors, Board of Officers, Fiscal Council, Audit Committee and Bodies with Technical or Advisory Function, as applicable, it includes interests held by spouses, dependents included in annual income tax returns and companies directly or indirectly controlled by these parties.

278

13.10 With respect to the pension plans in effect granted to the members of the Board of Directors and Board of Statutory Officers, please supply the following:

Year ended December 31, 2021

	Board of Directors			Board of Statutory Officers		
a body						
b number of members	4	1	1	7	6	7
c number of compensated members	4	1	1	7	6	7
d plan name	ITAUBANCO CD	Futuro Inteligente	Itauprev PGBL	ITAUBANCO CD	Futuro Inteligente	Itauprev PGBL
e number of management members that are eligible for retirement	3	1	1	1	1	3
f conditions for early retirement	50 years of age	50 years of age	50 years of age	50 years of age	50 years of age	50 years of age
g updated value of contributions accumulated in the pension plan until the end of the last fiscal year, discounting the portion related to contributions madediretamente pelos administradores	R$ 50,144,244	R$ 5,095,339	R$ 513,000	R$ 19,088,832	R$ 15,331,837	R$ 2,714,401
h total accumulated amount of contributions made in the previous year, less the portion related to contributions made directly by management members	R$ 610,905	R$ 0	R$ 117,000	R$ 815,228	R$ 1,530,267	R$ 722,000
i whether there is the possibility of early redemption and, if so, what	No	No	No	No	No	No

Note:
1. The number of remunerated members of each body (letter "c") corresponds to the number of directors participating in the pension plans.

13.11 In a table, please indicate, for the past three years, with respect to the Board of Directors, Board of Statutory Officers, and Fiscal Council:

Year ended December 31, 2021 R$

		Board of Director	Executive Board	Fiscal Council
a	body	Board of Director	Executive Board	Fiscal Council
b	number of members	12.50	25.50	6.00
c	number of members who receive compensation	12.50	25.50	6.00
d	Amount of the highest individual compensation	14,198,000	52,966,000	180,000
e	Amount of the lowest individual compensation	2,392,000	3,150,000	72,000
f	Average amount of individual compensation (total compensation divided by the number of compensated members)	4,679,738	16,687,921	124,833

For the annual amount of the lowest individual compensation, members who have not fully performed their duties in the 12 months of the relevant year were disregarded. Members who received the amount of the highest compensation in each body performed their duties during the 12 months of the relevant year.

Year ended December 31, 2020 R$

		Board of Director	Executive Board	Fiscal Council
a	body	Board of Director	Executive Board	Fiscal Council
b	number of members	11.50	19.80	6.00
c	number of members who receive compensation	11.50	19.80	6.00
d	Amount of the highest individual compensation	10,392,000	34,737,000	220,500
e	Amount of the lowest individual compensation	2,643,000	2,588,000	88,200
f	Average amount of individual compensation (total compensation divided by the number of compensated members)	4,483,015	11,681,451	145,950

For the annual amount of the lowest individual compensation, members who have not fully performed their duties in the 12 months of the relevant year were disregarded. Members who received the amount of the highest compensation in each body performed their duties during the 12 months of the relevant year.

Year ended December 31, 2019 R$

		Board of Director	Executive Board	Fiscal Council
a	body	Board of Director	Executive Board	Fiscal Council
b	number of members	11.75	21.00	6.00
c	number of members who receive compensation	11.75	21.00	6.00
d	Amount of the highest individual compensation	14,560,000	52,060,000	220,500
e	Amount of the lowest individual compensation	2,643,000	2,953,000	88,200
f	Average amount of individual compensation (total compensation divided by the number of compensated members)	5,236,316	16,930,128	154,350

For the annual amount of the lowest individual compensation, members who have not fully performed their duties in the 12 months of the relevant year were disregarded. Members who received the amount of the highest compensation in each body performed their duties during the 12 months of the relevant year.

279

13.12. Describe contractual arrangements, insurance policies or other instruments that structure mechanisms for compensating or indemnifying management members in the event of removal from position or retirement, indicating the financial consequences to the issuer Except for the possibility of keeping the deferred unpaid portions of the variable compensation, of the annual proportion amount, and of keeping some benefits (such as the health care plan) on a temporary basis, the Issuer does not have any contractual arrangements, insurance policies or other instruments to structure mechanisms for compensating or indemnifying management members in the event of removal from position or retirement. 13.13. With respect to the past three years, indicate the percentage of total compensation of each body recognized in the issuer’s results related to members of the board of directors, statutory board of officers or supervisory council that are parties related to the direct or indirect controlling stockholders, as determined by the accounting rules that address this matter 2021 Board of Body Board of Directors Statutary Fiscal Council Officers Related parties 72% 0% 0% 2020 Board of Body Board of Directors Statutary Fiscal Council Officers Related parties 61% 0% 0% 2019 Board of Body Board of Directors Statutary Fiscal Council Officers Related parties 69% 0% 0% 13.14. With respect to the past three years, please indicate the amounts recognized in the issuer’s results as compensation to the members of the board of directors, statutory board of officers or supervisory council, grouped by body, for any reason other than the position they hold, such as commissions and consulting or advisory services provided. Not applicable. 13.15. With respect to the past three years, please indicate the amounts recorded in the results of the issuer’s direct or indirect controlling stockholders, companies under common control and controlled companies as compensation to the members of the issuer’s board of directors, statutory board of officers or supervisory council, grouped by body, specifying the reason these amounts were paid to these persons. 280

The amounts specified in the tables below attributed to fixed monthly compensation, benefits and annual compensation 2021—Compensation received due to the position held in the Issuer R$ Board of Board of Statutary Directors Officers Fiscal Council Total Direct and indirect parent companies — — Issuer’s subsidiaries—345,653,344—345,653,344 — — 2020—Compensation received due to the position held in the Issuer R$ Board of Board of Statutary Directors Officers Fiscal Council Total Direct and indirect parent companies — — Issuer’s subsidiaries—210,686,942—210,686,942 2019—Compensation received due to the position held in the Issuer R$ Board of Board of Statutary Directors Officers Fiscal Council Total Direct and indirect parent companies — — Issuer’s subsidiaries—335,284,347—335,284,347 Companies under common control — — 13.16. Supply other information that the issuer may deem relevant As of the base year 2021, the amount of the annual compensation does not include social charges, in accordance with the guidance in CVM/SEP/CIRCULAR LETTER No. 1/2021. The annual compensation assigned to management members for the previous fiscal years (2020 and 2019), takes into account the social charges (INSS), as previously disclosed to the market. 281

ITEM 14. HUMAN RESOURCES

14.1. Describe the issuer's human resources, supplying the following information:

a) Number of employees (total, by groups based on the activity performed and by geographic location).

Employees

We had 99,598 employees as of December 31, 2021 compared to 96,540 employees as of December 31, 2020.

The following tables show the total number of employees as of December 31, 2021, 2020 and 2019, segmented by region (Brazil and abroad) and operating unit:

Employees (Brazil and abroad)	As of December 31,			Variation			
	2021	2020	2019	2021-2020		2020-2019	
In Brazil	**87,341**	**83,919**	**81,691**	**3,422**	**4.1%**	**2,228**	**2.7%**
Abroad	**12,257**	**12,621**	**13,190**	**(364)**	**(2.9)%**	**(569)**	**(4.3)%**
Argentina	1,554	1,584	1,613	(30)	(1.9)%	(29)	(1.8)%
Chile	5,214	5,340	5,755	(126)	(2.4)%	(415)	(7.2)%
Colombia	2,691	3,098	3,326	(407)	(13.1)%	(228)	(6.9)%
Uruguay	1,079	1,065	1,101	14	1.3%	(36)	(3.3)%
Paraguay	1,007	975	869	32	3.3%	106	12.2%
Europe	226	209	212	17	8.1%	(3)	(1.4)%
Other	486	350	314	136	38.9%	36	11.5%
Total	**99,598**	**96,540**	**94,881**	**3,058**	**3.2%**	**1,659**	**1.7%**

	As of December 31,			Variation			
Employees (by operating unit)	**2021**	**2020***	**2019***	**2021-2020**		**2020-2019**	
Wholesale	20,523	19,697	20,160	826	4.2%	(463)	(2.3)%
Retail	56,487	57,077	58,374	(590)	(1.0)%	(1,297)	(2.2)%
Technology [(1)]	13,990	10,947	7,191	3,043	27.8%	3,756	52.2%
Support Areas [(2)]	8,598	8,819	9,156	(221)	(2.5)%	(337)	(3.7)%
Total	**99,598**	**96,540**	**94,881**	**3,058**	**3.2%**	**1,659**	**1.7%**

(1) Includes 3,131 ZUP employees in 2021

(2) Includes: Human Resources, Legal, Audit, Corporation, Finance, Operations, Risks and Marketing

(*) 2019 and 2020 according to organizational restructuring

282

b) Number of outsourced employees (total, by groups broken down into activities performed and geographical location)

Outsourced workers (by activity)	December 31, 2021	2020	2019
Surveillance	22,356	16,738	7,731
Cleaning	3,402	4,466	1,534
Maintenance	7,387	1,350	7,557
IT	4,581	5,827	3,076
Logistics/Mail room	6,391	3,853	12,322
Sales representatives [2]	-	9,945	11,140
Legal services	-	-	-
Other [1]	2,134	981	4,201
Call Center	21,244	16,179	9,118
Debt collection offices	2,980	3,109	3,031
Total	**70,475**	**62,448**	**59,710**

(1) Including Facilities, HR Services, and Temporary labor.

(2) This is no longer reported as of July/2021, as it does not fit into the activity, does not have a labor option, is considered a partner of the bank and not as suppliers.

Outsourced workers (by region)	December 31, 2021	2020	2019
South	7,304	5,292	6,183
Southeast	39,421	42,423	41,276
Central-west	3,148	1,919	2,367
Northeast	14,116	9,842	7,920
North	1,877	1,107	1,468
Not identified	4,609	1,865	496
Total	**70,475**	**62,448**	**59,710**

** Data on regions of call centers and debt collection offices are reported as of 2018 only*

c) Turnover rate

The turnover rate is the ratio of employees hired to employees terminated (either voluntarily or involuntarily) in a given period. We monitor this rate on a monthly basis and submit it to the Executive Committee (the criteria used do not include employees outside Brazil, apprentices, expatriates, disability retirees, officers and interns).

Total turnover rate

	2021	2020	2019
Voluntary (1)	7.7%	3.3%	4.6%
Involuntary (2)	7.9%	4.4%	11.9%

Note: voluntary termination refers to when an employee resigns, while involuntary termination is when the employer dismisses an employee. (1) We have recalculated some previously disclosed figures, because we simplified the turnover calculation, which now considers: total voluntary terminations divided by the monthly average of the year of active employee; (2) We have recalculated some previously disclosed figures, because we simplified the turnover calculation, which now considers: total involuntary terminations divided by the monthly average of the year of active employee.

14.2. Comment on any relevant change occurred with respect to the figures disclosed in item 14.1 above.

We have increased the number of investment advisors and, as part of our commitment to speeding up our digital transformation process, we have hired additional personnel for the technology area, leading our workforce to increase by 3.2% year-on-year.

14.3. Describe the issuer's employee compensation policies, stating:

a) Salary and variable compensation policy

We adopt market parameters and benefit and compensation strategies that vary according to the business area of each employee. These parameters are periodically revised and analyzed through the commissioning of salary surveys from independent specialized consultancies, participation in surveys carried out by other banks, and participation in specialized compensation forums.

283

The fixed compensation set forth in our strategy considers the complexity of duties of each level and the individual performance regarding these duties. Changes to employees’ fixed compensation vary according to the Promotion and Merit Policy, which takes into account employees’ seniority and their individual performance while carrying out duties. Variable compensation, in turn, acknowledges the level of dedication, results achieved and its short, medium and long-term sustainability. Furthermore, employees are entitled to salary adjustments and profit sharing, established in collective bargaining agreements applicable to respective jurisdictions. b) Benefit policy We provide several benefits established in applicable collective bargaining agreements entered into with labor unions that represent our employees’ professional categories. Entitlement to these benefits are based on conditions set out in the respective collective bargaining agreements (food allowance, day care/baby sitter, transportation, etc.). Additional benefits also apply, such as: (i) medical and dental care plans, (ii) private pension plans, (iii) group life insurance, (iv) health check-up; (v) parking. Granting of these benefits may vary in accordance with the employee’s category, the market or regulatory considerations about jurisdictions specifically applicable to a certain employee. Furthermore, the following benefits are offered to all employees: special benefits in banking products and services; Itaú Unibanco Club; Gympass and Totalpass (nationwide chains of fitness centers); discounts and facilities in payment in drugstores; psychosocial services; advantages through product scores/discounts in Market Place for Bank’s employees. Characteristics of the stock-based profit sharing plans to employees, identifying: groups of beneficiaries exercise conditions strike prices exercise terms number of shares committed by the plan We have a stock-based profit-sharing program for a specific target audience, acknowledging those who stood out during the relevant year: 284

We also have an institutional program referred to as Partners Program, whose details are included herein in item 13.4 a) (2). 285

14.4. Describe the relations between the issuer and unions, indicating whether there were stoppage and strikes in the past three years Itaú Unibanco has a permanent channel for dialog throughout the year with the labor unions representing the employees in their various professional categories. Meetings between the company and the labor unions are constantly held to discuss themes for furthering a good organizational climate and to discuss matters relating to the organization and workplace safety. We meet to discuss specific collective bargaining agreements, such as Profits or Results Sharing, Time Clock Registration and Working Day Compensation (work-hour tracking) schemes, among others. From the point of view of labor relations, we recognize the labor unions as legitimate representatives of our employees. We guarantee our employees’ rights to freedom of association as well as the absolute freedom for employees to take part in labor union activities, always recognizing the rights and prerogatives of those elected to executive positions in the unions pursuant to the current Brazilian legislation and the collective agreements for each professional category to which we are a party. The company has 870 active employees with roles in the various boards of directories of the representative labor unions. As set forth in the collective labor agreement for bank employees, 445 work full time for these union entities. In addition, we allow the unions to hold membership 286 campaigns and, when requested, to hold meetings between the union entities, our managers and employees, with a view to seeking negotiated solutions in a respectful manner and in line with ethical principles. We note that all activities within the scope of relations with union entities are conducted with a focus on innovation and negotiated solutions with a view to minimizing possible differences and conflicts involving our employees. At Itaú Unibanco, all employees are covered by collective labor agreements which guarantee rights, not only those granted under the labor legislation but also other benefits which may be granted to our employees on a one-off basis in accordance with our internal human resources policies. Collective labor agreement rules, as well as other alterations and adjustments to internal norms that affect the routine of employees or modify their rights are widely disclosed by the company’s various means of communication. Among such means are e-mail, videos, electronic media, advertising totems, our internal magazine and our corporative portal (where human resources policies are detailed in our personnel regulations). In addition, employees have a call center at their disposal, to which they may have recourse in the event of questions. We are a party to an annual round table consisting of labor unions representing bank, insurance and finance employees’ professional associations, and employer associations for the collective drafting of agreements that define employee rights and benefits. In the last years, the banking sector has not faced strikes or significant interruptions in its operations. Notwithstanding the foregoing, we believe that the way to solve labor disputes is through direct negotiation, avoiding litigating issues which can be resolved through an exhaustive process of dialog and transparency in relations with labor union entities. 14.5. Supply other information that the issuer may deem relevant Not applicable 287

ITEM 15. CONTROL AND ECONOMIC GROUP

BASE-DATE 04.26.2022

Itaú Unibanco Holding S.A.	Ordinary Shares	%	Preferrend Shares	%	Total	%
IUPAR - Itaú Unibanco Participações S.A. Brazilian CNPJ 04.676.564/0001-08	2,564,084,404	51.713	-	-	2,564,084,404	26.153
Itaúsa S.A. Brazilian CNPJ 61.532.644/0001-15	1,943,906,577	39.205	169,323	0.003	1,944,075,900	19.829
BlackRock, INC American	-	-	349,925,097	7.221	349,925,097	3.569
Dodge & Cox American	-	-	242,768,249	5.010	242,768,249	2.476
GQG Partners LLC American	-	-	253,506,105	5.231	253,506,105	2.586
Treasury Shares	-	-	3,639,091	0.075	3,639,091	0.037
Others	450,299,378	9.082	3,995,837,124	82.459	4,446,136,502	45.350
Total	**4,958,290,359**	**100.000**	**4,845,844,989**	**100.000**	**9,804,135,348**	**100.000**

BASE-DATE 12.31.2021

IUPAR - Itaú Unibanco Part. S.A.	Ordinary Shares	%	Preferrend Shares	%	Total	%
Itaúsa S.A. Brazilian CNPJ 61.532.644/0001-15	355,227,092	50.000	350,942,273	100.000	706,169,365	66.532
Cia. E. Johnston de Participações Brazilian CNPJ 04.679.283/0001-09	355,227,092	50.000	-	-	355,227,092	33.468
Total	**710,454,184**	**100.000**	**350,942,273**	**100.000**	**1,061,396,457**	**100.000**

BASE-DATE 12.31.2021

Cia. E. Johnston de Part.	Ordinary Shares	%	Preferrend Shares	%	Total	%
Fernando Roberto Moreira Salles Brazilian CPF(*) 002.938.068-53	2,030,000	31.002	4,060,000	31.002	6,090,000	31.002
João Moreira Salles Brazilian CPF(*) 667.197.397-00	1,244,000	18.998	2,488,000	18.998	3,732,000	18.998
Pedro Moreira Salles Brazilian CPF(*) 551.222.567-72	2,030,000	31.002	4,060,000	31.002	6,090,000	31.002
Walther Moreira Salles Júnior Brazilian CPF(*) 406.935.467-00	1,244,000	18.998	2,488,000	18.998	3,732,000	18.998
Total	**6,548,000**	**100.000**	**13,096,000**	**100.000**	**19,644,000**	**100.000**

288

BASE-DATE 12.31.2021

Itaúsa S.A.	Ordinary Shares	%	Preferrend Shares	%	Total	%
ESA Company Brazilian CNPJ 52.117.397/0001-08	19,080,102	0.629	-	-	19,080,102	0.216
Fundação Itaú Para a Educação e Cultura Brazilian CNPJ 59.573.030/0001-30	354,562,905	11.685	43,546,977	0.751 - -	398,109,882	4.508
Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência Brazilian CNPJ 60.480.480/0001-67	466,488,268	15.374	116,261,731	2.006 - -	582,749,999	6.599
O. E. Setubal S.A. Brazilian CNPJ 61.074.456/0001-90	6	0.001	8	0.001 - -	14	0.001
Rudric ITH Participações Ltda. Brazilian CNPJ 67.569.061/0001-45	2,530,433	0.083	1,997,577	0.034 - -	4,528,010	0.051
Alfredo Egydio Arruda Villela Filho Brazilian CPF(*) 066.530.838-88	387,520,211	12.771	226,975,746	3.915 - -	614,495,957	6.958
Ana Lúcia de Mattos Barreto Villela Brazilian CPF(*) 066.530.828-06	387,520,184	12.771	211,756,213	3.653 - -	599,276,397	6.786
Ricardo Villela Marino Brazilian CPF(*) 252.398.288-90	193,979,937	6.393	149,813,689	2.584 - -	343,793,626	3.893
Rodolfo Villela Marino Brazilian CPF(*) 271.943.018-81	194,037,513	6.395	149,907,666	2.586 - -	343,945,179	3.895
Paulo Setubal Neto Brazilian CPF(*) 638.097.888-72	33,112	0.001	26,626,937	0.459 - -	26,660,049	0.302
Carolina Marinho Lutz Setubal Brazilian CPF(*) 077.540.228-18	41,228,062	1.359	5,320,159	0.092 - -	46,548,221	0.527

289

CPF(*) 638.0 Carolina Mari Brazilian CPF(*) 077.5 Julia Guidon Setubal Winandy 41,228,062 1.359 5,320,159 0.092 46,548,221 0.527 Brazilian—CPF(*) 336.694.358-08—Paulo Egydio Setubal 41,228,062 1.359 5,320,159 0.092 46,548,221 0.527 Brazilian—CPF(*) 336.694.318-10—Maria Alice Setubal — 28,857,825 0.498 28,857,825 0.327 Brazilian—CPF(*) 570.405.408-00—Fernando Setubal Souza e Silva 22,421,320 0.739 6,881,604 0.119 29,302,924 0.332 Brazilian—CPF(*) 311.798.878-59—Guilherme Setubal Souza e Silva 22,421,433 0.739 6,451,113 0.111 28,872,546 0.327 Brazilian—CPF(*) 269.253.728-92—Tide Setubal Souza e Silva Nogueira 22,421,780 0.739 7,499,931 0.129 29,921,711 0.339 Brazilian—CPF(*) 296.682.978-81—Olavo Egydio Setubal Júnior 10,992,607 0.362 44,209,013 0.763 55,201,620 0.625 Brazilian—CPF(*) 006.447.048-29—Bruno Rizzo Setubal 32,839,996 1.082 19,946 0.001 32,859,942 0.372 Brazilian CPF(*) 299.133.368-56 Camila Setubal Lenz Cesar 32,839,997 1.082 22,249 0.001 32,862,246 0.372 Brazilian CPF(*) 350.572.098-41 Luiza Rizzo Setubal Kairalla 32,840,000 1.082 29,334 0.001 32,869,334 0.372 Brazilian—CPF(*) 323.461.948-40—Roberto Egydio Setubal 56,581,974 1.865 21,209,080 0.366 77,791,054 0.881 Brazilian—CPF(*) 007.738.228-52—Mariana Lucas Setubal 26,252,185 0.865 9,840,829 0.170 36,093,014 0.409 Brazilian—CPF(*) 227.809.998-10—Paula Lucas Setubal 26,252,185 0.865 9,840,829 0.170 36,093,014 0.409 Brazilian—CPF(*) 295.243.528-69—290

CPF(*) 227.8 Paula Lucas Brazilian CPF(*) 295.2 José Luiz Egydio Setubal 93,676,269 3.087 41,288,277 0.712 134,964,546 1.528 Brazilian—CPF(*) 011.785.508-18—Beatriz de Mattos Setubal 4,953,480 0.163 302,863 0.005 5,256,343 0.059 Brazilian—CPF(*) 316.394.318-70—Gabriel de Mattos Setubal 4,953,480 0.163 302,863 0.005 5,256,343 0.059 Brazilian—CPF(*) 348.338.808-73—Olavo Egydio Mutarelli Setubal 4,953,480 0.163 302,863 0.005 5,256,343 0.059 Brazilian—CPF(*) 394.635.348-73—Alfredo Egydio Setubal 108,581,745 3.578 43,145,428 0.744 151,727,173 1.718 Brazilian—CPF(*) 014.414.218-07—Alfredo Egydio Nugent Setubal 2,185 0.001 220 0.001 2,405 0.001 Brazilian CPF(*) 407.919.708-09 Marina Nugent Setubal 2,185 0.001 220 0.001 2,405 0.001 Brazilian—CPF(*) 384.422.518-80—Ricardo Egydio Setubal 108,532,016 3.577 44,292,330 0.764 152,824,346 1.730 Brazilian—CPF(*) 033.033.518-99 - Marcelo Ribeiro do Valle Setubal 2,218 0.001 55,518 0.001 57,736 0.001 Brazilian—CPF(*) 230.936.378-21—Rodrigo Ribeiro do Valle Setubal 2,218 0.001 37,748 0.001 39,966 0.001 Brazilian—CPF(*) 230.936.298-02—Patricia Ribeiro do Valle Setubal 2,218 0.001 55,518 0.001 57,736 0.001 Brazilian—CPF(*) 230.936.328-62—BlackRock, Inc — 290,508,650 5.011 290,508,650 3.290 American—Treasury — 8,400,000 0.145 8,400,000.000 0.095 Others 293,367,831 9.664 4,290,624,746 74.009 4,583,992,577 51.903 Total 3,034,329,659 100.000 5,797,026,018 100.000 8,831,355,677 100.000 291

BASE-DATE 12.31.2021

ESA Company	Ordinary Shares	%	Total	%
O. E. Setubal S.A. Brazilian CNPJ 61.074.456/0001-90	6	0.001	6	0.001
Rudric ITH Participações Ltda. Brazilian CNPJ 67.569.061/0001-45	2,530,433	0.133	2,530,433	0.133
Alfredo Egydio Arruda Villela Filho Brazilian CPF(*) 066.530.838-88	387,520,211	20.385	387,520,211	20.385
Ana Lúcia de Mattos Barreto Villela Brazilian CPF(*) 066.530.828-06	387,520,184	20.382	387,520,184	20.382
Ricardo Villela Marino Brazilian CPF(*) 252.398.288-90	193,979,937	10.205	193,979,937	10.205
Rodolfo Villela Marino Brazilian CPF(*) 271.943.018-81	194,037,513	10.208	194,037,513	10.208
Paulo Setubal Neto Brazilian CPF(*) 638.097.888-72	33,112	0.002	33,112	0.002
Carolina Marinho Lutz Setubal Brazilian CPF(*) 077.540.228-18	41,228,062	2.169	41,228,062	2.169
Julia Guidon Setubal Winandy Brazilian CPF(*) 336.694.358-08	41,228,062	2.169	41,228,062	2.169
Paulo Egydio Setubal Brazilian CPF(*) 336.694.318-10	41,228,062	2.169	41,228,062	2.169
Fernando Setubal Souza e Silva Brazilian CPF(*) 311.798.878-59	22,421,320	1.180	22,421,320	1.180

292

CPF(*) 336.694.318-10 Fernando Setubal Souza e Silv Brazilian CPF(*) 311.798.878-59 Guilherme Setubal Souza e Silva 22,421,433 1.180 22,421,433 1.180 Brazilian CPF(*) 269.253.728-92 Tide Setubal Souza e Silva Nogueira 22,421,780 1.180 22,421,780 1.180 Brazilian CPF(*) 296.682.978-81 Olavo Egydio Setubal Júnior 10,992,607 0.578 10,992,607 0.578 Brazilian CPF(*) 006.447.048-29 Bruno Rizzo Setubal 32,839,996 1.728 32,839,996 1.728 Brazilian CPF(*) 299.133.368-56 Camila Setubal Lenz Cesar 32,839,997 1.728 32,839,997 1.728 Brazilian CPF(*) 350.572.098-41 Luiza Rizzo Setubal Kairalla 32,840,000 1.728 32,840,000 1.728 Brazilian CPF(*) 323.461.948-40 Roberto Egydio Setubal 56,581,974 2.977 56,581,974 2.977 Brazilian CPF(*) 007.738.228-52 Mariana Lucas Setubal 26,252,185 1.381 26,252,185 1.381 Brazilian CPF(*) 227.809.998-10 Paula Lucas Setubal 26,252,185 1.381 26,252,185 1.381 Brazilian CPF(*) 295.243.528-69 José Luiz Egydio Setubal 93,676,269 4.928 93,676,269 4.928 Brazilian CPF(*) 011.785.508-18 Beatriz de Mattos Setubal 4,953,480 0.261 4,953,480 0.261 Brazilian CPF(*) 316.394.318-70 Gabriel de Mattos Setubal 4,953,480 0.261 4,953,480 0.261 Brazilian CPF(*) 348.338.808-73 Olavo Egydio Mutarelli Setubal 4,953,480 0.261 4,953,480 0.261 Brazilian CPF(*) 394.635.348-73 Alfredo Egydio Setubal 108,581,745 5.712 108,581,745 5.712 Brazilian CPF(*) 014.414.218-07 293

CPF(*) 394.635.348-73 Alfredo Egydio Setubal Brazilian CPF(*) 014.414.218-07 Alfredo Egydio Nugent Setubal 2,185 0.001 2,185 0.001 Brazilian CPF(*) 407.919.708-09 Marina Nugent Setubal 2,185 0.001 2,185 0.001 Brazilian CPF(*) 384.422.518-80 Ricardo Egydio Setubal 108,532,016 5.710 108,532,016 5.710 Brazilian CPF(*) 033.033.518-99 Marcelo Ribeiro do Valle Setubal 2,218 0.001 2,218 0.001 Brazilian CPF(*) 230.936.378-21 Patricia Ribeiro do Valle Setubal 2,218 0.001 2,218 0.001 Brazilian CPF(*) 230.936.328-62 Rodrigo Ribeiro do Valle Setubal 2,218 0.001 2,218 0.001 Brazilian CPF(*) 230.936.298-02 Total 1,900,830,553 100.000 1,900,830,553 100.000 BASE-DATE 12.31.2021 Ordinary O. E. Setubal S.A. % Total % Shares Paulo Setubal Neto 100,000 14.286 100,000 14.286 Brazilian CPF(*) 638.097.888-72 Maria Alice Setubal 100,000 14.286 100,000 14.286 Brazilian CPF(*) 570.405.408-00 Olavo Egydio Setubal Júnior 100,000 14.285 100,000 14.285 Brazilian CPF(*) 006.447.048-29 Roberto Egydio Setubal 100,000 14.286 100,000 14.286 Brazilian CPF(*) 007.738.228-52 José Luiz Egydio Setubal 100,000 14.285 100,000 14.285 Brazilian CPF(*) 011.785.508-18 Alfredo Egydio Setubal 100,000 14.286 100,000 14.286 Brazilian CPF(*) 014.414.218-07 Ricardo Egydio Setubal 100,000 14.286 100,000 14.286 Brazilian CPF(*) 033.033.518-99 Total 700,000 100.000 700,000 100.000 294

BASE-DATE 12.31.2021 Ordinary Rudric ITH Participações Ltda. % Total % Shares Ricardo Villela Marino 37,507,724 50.000 37,507,724 50.000 Brazilian CPF(*) 252.398.288-90 Rodolfo Villela Marino 37,507,724 50.000 37,507,724 50.000 Brazilian CPF(*) 271.943.018-81 Total 75,015,448 100.000 75,015,448 100.000 (*) Individual Taxpayer’s Registry (CPF)

Family Moreira Salles
Family Egydio de Souza Aranha (1)
Free Float (1) (*)
100.00% Total
63.27% common shares
18.08% preferred shares
33.61% Total
36.61% common shares
81.70% preferred shares
66.21% Total
Cia. E . Johnston de Participações
Itaúsa S.A.
50.00% common shares
100.00% preferred shares
66.53% Total
IUPAR - Itaú Unibanco Participações
50.00 % common shares
33.47% Total
39.21% common shares
19.83% Total
Free Float (*)
51.71% common shares
26.15% Total
Itaú Unibanco Holding S.A.
7.75% common shares
99.05% preferred shares
52.88% Total
(2)
(3)
26.30% Total
100.00% Total
97.61% common shares
79.07% preferred shares
97.61% Total
99.99% common shares
100.00% preferred shares
99.99% Total
100.00% common shares
100.00% preferred shares
100.00% Total
Itaú CorpBanca S.A.
Banco Itaú Uruguay S.A.
IGA Participações S.A.
Banco Itaú BBA S.A.
Itaú Consultoria de Valores Mobiliários e Participações S.A.
11.12% common shares
10.75% preferred shares
11.12%Total
12.65% common shares
12.65% preferred shares
12.65%Total
Itaú Corretora de Seguros S. A.
Itaú Rent Administração e Participações Ltda.
100.00% Total
100.00% Total
100.00% common shares
100.00% preferred shares
100.00% Total
99.99% common shares
100.00% preferred shares
99.99% Total
99.99% common shares
100.00% preferred shares
99.99% Total
OCA S.A.
Bicsa Holdings, Ltd.
Itaú Unibanco S.A.
0.01% common shares
0.00% preferred shares
0.01% Total
Itaú Corretora de Valores S.A.
0.01% common shares
0.00% preferred shares
0.01% Total
Banco Itaucard S.A.

(1) Date: 03.31.2022.
(2) Date: 04.26.2022.
The percentages do not include treasury shares.
(*) In addition to treasury shares, percentages do not include the interest held by controlling stockholders.

(3) Date: 04.26.2022.
Direct subsidiaries

296

a) Direct and indirect controllin stockholders Direct controlling stockholders Itusa S.A. IUPAR - Itau Unibanco Participacoes S.A. Indirect controlling stockholders Alfredo Egydio Arruda Villela Filho Alfredo Egydio Nugent Setubal Alfredo Egydio Stubal Ana Lucia de Mattos Barrentto Villela Beatriz de Mottos Setubal Bruno Rizzo Setubal Camila Setubal Lenz Cesar Corolina Marinho Lutz Setubal Cia. E.Jonhston de Participacoes Companhia ESA Fernando Roberto Moreira Salles Fernando Setubal Souza e Silva Gabriel de Mottos Setubal Guilherme Setubal Souza e Silva Joao Moreira Salles Jose Luiz Egydio Setubal Julia Guidon Setubal Winandy Luiza Rizzo Setubal Kairalla Marcelo Ribeiro do Valle Setubal Maria Alice Setubal Maria De Lourdes Egydio Villela Mariana Lucas Setubal Marina Nugent Setubal O.E. Setubal S.A. Olavo Egydio Setubal Junior Olavo Egydio Mutarelli Setubal Patricia Ribeiro do Valle Setubal Paula Lucas Setubal PaulEgydio Setubal Paulo Egydio Setubal Paulo Setubal Neto Pedro Moreira Salles Ricardo Egydio Setubal Ricardo Villela Marino Roberto Egydio Setubal Rodolfo Villela Marino Rodrigo Ribeiro do Valle Setubal Rudric ITH Participacoed Ltda. Tide Setubal Souza e Silva Nogueira Walther Moreira Salles Junior 297

15.5. With respect to any shareholders’ agreement filed at the issuer’s head office or to which the parent company is a party that regulates the exercise of the voting right or the transfer of shares issued by the issuer, please indicate: a) parties Itaúsa (a company controlled by the Egydio de Souza Aranha Family) and Cia. E. Johnston (a company owned by the Moreira Salles family) have a shareholders’ agreement to govern their relationships with IUPAR, Itaú Unibanco Holding and their subsidiaries. b) date of execution January 27, 2009. c) term of effectiveness The Shareholders’ Agreement is valid for twenty (20) years from January 27, 2009 and may be automatically renewed for successive terms of ten (10) years, unless any stockholder requests otherwise, in writing, at least one year prior to the end of each agreement term. d) Description of the clauses related to the exercise of the voting right and control power The signatories to the shareholders’ agreement undertake to vote, on a consistent and permanent basis, in all matters incumbent upon the General Stockholders’ Meetings and to elect the majority of the management members of the Company and its subsidiaries. 298

e) description of the clauses related to the nomination of management members, members of statutory committees or individuals who take on managerial positions The Board of Directors of IUPAR is composed of four members, two of whom are appointed by Itaúsa and two by Cia. E. Johnston, and its Board of Officers is composed of four members, two of whom are appointed by Itaúsa and two by Cia. E. Johnston. As previously mentioned in this Form, the Board of Directors of Itaú Unibanco Holding is composed of at least 10 and at most 14 members. The Board of Directors is currently composed of 12 members, six of whom are jointly appointed by Itaúsa and by Cia. E. Johnston, and two of them are appointed by Itaúsa, due to the latter’s direct interest in our capital. There are no clauses providing for the nomination of individuals in managerial positions. f) Description of clauses related to the transfer of shares and the preemptive right to purchase them The shares held by Itaúsa and Cia. E. Johnston in IUPAR could not have been transferred until November 3, 2018. After that period, if one of the parties decided to transfer the shares of IUPAR it held, the other party might opt to (i) exercise the preemptive rights and purchase the shares, or (ii) exercise the tag-along right under the same terms and conditions, or (iii) waive both preemptive and tag-along rights. Itaúsa may, through its own free will, transfer the shares of Itaú Unibanco Holding that it directly owns. Finally, if the parties decide to jointly transfer the totality of their shares of IUPAR, Itaúsa may exercise its tag-along right in order to include all or a portion of the shares of Itaú Unibanco Holding that it directly owns. g) Description of the clauses that restrict or condition the voting rights of the members of the Board of Directors or other supervisory and control bodies The Board members appointed by Itaúsa and IUPAR vote together. 15.6. Indicate significant changes in the ownership interests of the issuer’s control group and management members Until December 31, 2021 there were no significant changes in the ownership interests of the Issuer’s control group and management members. 15.7. Describe the main corporate operations carried out in the group that have a significant effect for the issuer, such as takeovers, mergers, spin-offs, mergers of shares, sales and acquisitions of ownership interest, acquisitions and disposals of important assets, indicating when the issuer or any of its subsidiaries or affiliates is involved: event; main business conditions; companies involved; effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders with more than 5% of the capital, and management members; corporate structure before and after the transaction; mechanisms adopted to ensure equitable treatment among stockholders For purposes of this item, we adopted as materiality criterion operations involving amounts higher than R$822.4 million, which accounts for 0.5% of Itaú Unibanco Holding’s stockholders’ equity under IFRS (R$164,476 million on December 31, 2021). 2022 TOTVS S.A. Event Incorporation of a strategic partnership for the distribution of financial products and services and payments to customers of TOTVS S.A. (“TOTVS”) supported by the distribution channels and software of TOTVS, to be developed through a company named TOTVS TECHFIN S.A. (“Company”), which will be directly held by ITAÚ and TOTVS. Main conditions of the transaction 299

On April 12, 2022, through Itaú Unibanco S.A. (“ITAÚ”), we entered into a Partnership and Investment Agreement and Other Covenants (“Investment Agreement”) with TOTVS S.A. (“TOTVS”) to set up a partnership to be developed through a company named TOTVS Techfin S.A. (“Company”), which will be the vehicle for the implementation of a partnership aimed at distributing and expanding the offer of financial services integrated into TOTVS’s management systems focused on corporate clients and their entire supply chain, clients and employees. Upon completion of the operation, ITAÚ will hold 50% of the Company’s total voting capital, whereas TOTVS will hold the remaining 50%. Each stockholder will be entitled to nominate half of the members of the Board of Directors and Board of Officers, which will be composed on an equal basis, as well to other rights and obligations provided for in the stockholders’ agreement to be entered into at the closing date of the operation. In consideration of this share in capital, ITAÚ will pay R$610 million, divided into one primary installment of two hundred million Brazilian reais (R$200,000,000.00) paid to the Company and one secondary installment of four hundred ten million Brazilian reais (R$410,000,000.00) paid to TOTVS. Also, after five years from the completion of the operation provided for in the Investment Agreement, we may pay to TOTVS up to R$450 million as earn-out, subject to the achievement, by the Company, of the targets aligned with its growth and performance goals. Additionally, ITAÚ will contribute to funding the Company’s current and future operations, as well as with its credit expertise and development of new products. TOTVS, in turn, will transfer the assets of its current TECHFIN operation to the Company. The operation will set up a company that will merge technology and financial solutions, adding the supplementary expertise of the stockholders, to offer to corporate clients, in an expeditious and integrated manner, the best experiences in buying products directly from the platforms already offered by TOTVS. The abilities of ITAÚ and TOTVS together will also enable the Company to take advantage of opportunities in a customized and contextualized manner, anticipating clients’ needs, and already fully aligned with the Open Finance strategy and evolution to companies. Furthermore, this partnership strengthens the leading position of ITAÚ and TOTVS in digital transformation and disruption of the financial industry. The completion of this operation is subject to the regulatory approvals from CADE (the Brazilian antitrust authority) and the Central Bank of Brazil, as well as to the compliance with other conditions set forth in negotiations of this nature. Companies involved Itaú Unibanco Holding S.A., TOTVS S.A., TOTVS Techfin S.A., TOTVS Tecnologia em Software de Gestão Ltda., Supplier Participações S.A. and Supplier Administradora de Cartão de Crédito S.A Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders holding more than 5% of the capital, and management members There will not be any change in the Issuer’s corporate structure. Corporate structure before and after the transaction There will not be any change in the Issuer’s corporate structure. Mechanisms adopted to ensure the equitable treatment among stockholders Not applicable, since it has had no effects on the equitable treatment of the Issuer’s stockholders. Ideal Holding Financeira S.A. Event Acquisition of the controlling interest in Ideal Holding Financeira S.A. and, indirectly, its wholly-owned subsidiary, Ideal Corretora de Títulos e Valores Mobiliários S.A. (“Ideal”). Main business conditions On January 12, 2022, we entered into an Agreement for the Investment, Purchase and Sale of Shares and Other Covenants with José Carlos Benfati, Vinicius Gonçalves Dalessandro, Gregorio Lara dos Santos Matai, Leandro Bolsoni, Lucas Namo Cury, among others (“Sellers”), for the acquisition of the controlling interest 300 in Ideal Holding Financeira S.A. and, indirectly, its wholly-owned subsidiary, Ideal Corretora de Títulos e Valores Mobiliários S.A. (“Ideal”). This purchase will be carried out in two phases over five years. In the first phase, Itaú Unibanco will purchase 50.1% of Ideal’s voting capital, by means of a primary capital contribution and a secondary acquisition of shares totaling approximately R$650 million, then becoming the holder of the company’s control. In the second phase, five years on, Itaú Unibanco will be able to exercise the right to buy the remaining share (49.9%) of Ideal’s capital stock. This transaction strengthens Itaú Unibanco’s investment ecosystem and will enable (i) particularly, the provision of the talent and expertise of Ideal’s professionals, renowned for their high ability to innovate in this industry, (ii) the offer of financial products and services (“broker as a service”) under a B2B2C model through a white label platform, (iii) the potential expeditious entry of independent investment agents into the market, and (iv) the improved distribution of investment products to individual clients. The management and running of Ideal’s business will remain independent from Itaú Unibanco. Against this backdrop, Ideal will continue to provide services to its clients and Itaú Unibanco will not be its exclusive service provider. The completion of the transaction is subject to regulatory approvals, including approvals from the Brazilian Antitrust Authority (CADE) and the Central Bank of Brazil. Companies involved Itaú Unibanco Holding S.A., KV Ideal, LLC, IT Infrastructure Holdings B.V., Optiver Europe Investments B.V., JC Ideal SPV LLC, XTX Investments Uk Limited, Ideal Holding Financeira S.A., Ideal Corretora de Títulos e Valores Mobiliários S.A. Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders holding more than 5% of the capital, and management members There will not be any change in the Issuer’s corporate structure. Corporate structure before and after the transaction There will not be any change in the Issuer’s corporate structure. Mechanisms adopted to ensure the equitable treatment among stockholders Not applicable, since it has had no effects on the equitable treatment of the Issuer’s stockholders. 2020 XP Inc. Event Acquisition of shareholding in XP Inc., a company incorporated in the Cayman Islands and listed on Nasdaq. XP Inc. owns 100% of XP Investimentos S.A. (“XP Investimentos”), which, in turn, consolidates all investments of XP Group (“XP Group”), including XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. (“XP Corretora”). Main business conditions On May 11, 2017, we entered into a Share Purchase Agreement with XP Controle Participações S.A., G.A. Brasil IV Fundo de Investimento em Participações, and Dyna III Fundo de Investimento em Participações, among others, as sellers, to acquire 49.9% of total capital stock (corresponding to 30.06% of common shares) of XP Investimentos S.A., a holding company that consolidates all the investments of the XP group, including XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. In the first tranche (“First Tranche”), we contributed to a capital increase of R$600 million and acquired shares issued by XP Investimentos S.A. held by Sellers for R$5.7 billion, with such amounts subject to contractual adjustments. The value attributed to 100% of total capital stock of XP Investimentos S.A. (before the first tranche) was approximately R$12 billion. In August 2018, we closed the First Tranche and Itaú Unibanco S.A., together with some of the Sellers, entered into a shareholder agreement which contains, among others, provisions with respect to Itaú Unibanco 301

S.A.’s rights as a minority shareholder of XP Investimentos S.A., including its right to appoint two out of the seven members of the Board of Directors of XP Investimentos S.A. On November 29, 2019, there was a corporate restructuring of XP Investimentos S.A., where the stockholders of XP Investimentos S.A., including Itaú Unibanco, exchanged all their shares in XP Investimentos S.A., a company incorporated in Brazil, for Class A common shares and Class B common shares in XP Inc., a company incorporated in the Cayman Islands, remaining with the percentages in the capital stock. Each Class A common share entitles its holder to one vote and each Class B common share entitles its holder to ten votes in all stockholders’ resolutions of XP Inc. As a result of the contribution mentioned above, XP Inc. issued to Itaú Unibanco 792,861,320 Class A common shares and 223,595,962 Class B common shares, which represent 49.9% of total capital of XP Inc. and 30.06% of its voting capital. XP Inc. became the sole shareholder of XP Investimentos S.A., owning 100% of its total and voting capital. Subsequently, on November 30, 2019, XP Inc. carried out a reverse stock split of one share for each four shares and, as a result, the number of shares held by Itaú Unibanco was adjusted to 198,215,329 Class A common shares and 55,898,991 Class B common shares. In December 2019, XP Inc., a company in which we held 49.9% of capital stock, completed its initial primary offer (IPO) and listing on Nasdaq. We did not sell XP Inc. shares in such offer and immediately after the completion of the IPO, we now hold 46.05% of XP Inc.’s capital stock. Additionally, on November 29, 2019, the stockholders of XP Inc. entered into a shareholder agreement substantially similar to then existing shareholder agreement of XP Investimentos S.A. XP Inc. has a board of directors composed of 13 members, of which XP Controle Participações S.A. appointed 7 members, we appointed 2 members, the General Atlantic (XP) Bermuda, LP (successor to GA Brasil IV Fundo de lnvestimento em Participações) appointed 1 member, and the 3 remaining members are independent directors. These independent directors are also members of the audit committee of XP lnc., which is composed of 3 members appointed as follows: we appointed 2 members, and XP Controle Participações S.A. appointed one member of the audit committee. On November 26, 2020, we announced that our Board of Directors had approved the partial spin-off of the investment in XP lnc. to be transferred to a new company (XPart S.A.). In December 2020, XP Inc. carried out a public stock offer (follow-on) on Nasdaq, through which we sold approximately 4.51% of capital in XP Inc. In that same offer, XP Inc. issued new shares, which resulted in the dilution of our interest to 41% of its capital stock. The Extraordinary General Stockholders’ Meeting (ESM) held on January 31, 2021, resolved on the corporate restructuring aimed at segregating the business line related to the interest in XP lnc’s capital to a new company named XPart S.A., constituted by a part of the investment owned by us at XP Inc. and cash worth R$10 million. With the segregation of the business line represented by our investment in XP Inc. into a new company (XPart S.A.) our stockholders became entitled to equity interest in XPart S.A. in the same number, type and proportion of the shares they hold in Itaú Unibanco, as per the Material Fact disclosed on December 31, 2020. Therefore, the main benefit of the Transaction is value creation for our stockholders. The completion of this transaction was subject to regulatory approval to be obtained by our controlling shareholders. On May 28, 2021, the favorable approval of the Federal Reserve Board (“FED”) was obtained, effective on May 31, 2021, the date from which the legal and accounting segregation of Itaú Unibanco Holding and XPart materialized. XP Inc’s capital held by XPart S.A. was 40.52%, totaling R$9,371, as of December 31, 2020. On July 27, 2021, after the receipt of the approval of the operation by the Central Bank of Brazil, on that same date, XPart S.A. had its articles of association registered with the JUCESP (São Paulo state’s Board of Trade). XP Inc. expressed its interest in merging XPart and, accordingly, XP Inc. and Itaúsa announced to the market on May 28, 2021, that they have reached a final understanding regarding the merger to be resolved at the General Stockholders’ Meetings of XP Inc, and XPart. Right after XPart S.A. had its articles of association registered and obtained with the JUCESP (São Paulo state’s Board of Trade), on August 20, 2021, XP Inc. and XPart announced that their General Stockholders’ Meetings to resolve the merger of XPart into XP Inc. were called to be held on October 1, 2021. 302

The merger was approved by XPart’s stockholders and XP’s stockholders, at their respective Merger Shareholders’ Meetings, and, for that reason, shares issued by Itaú Unibanco and Itaú Unibanco American Depositary Receipts – ADRs, which were being traded with the right to receive securities issued by XPart up to the closing of the trading session of October 1, 2021, entitled (a) the controlling stockholders of the Company -IUPAR – Itaú Unibanco Participações S.A. and Itaúsa S.A., and the holders of Itaú Unibanco’s American Depositary Receipts (ADRs), to receive Class A shares issued by XP, and (b) the remaining XPart’s stockholders to receive Level I sponsored Brazilian Depositary Receipts (BDRs) backed by Class A shares issued by XP. As for Itaú Unibanco’s ADRs, the Bank of New York, the depositary bank for these securities, suspended the issuance and cancellation of Itaú Unibanco’s ADRs from the closing of the trading session of September 28, 2021, to the opening of the trading session of October 6, 2021, to enable the delivery operation of the Class A shares issued by XP to the holders of Itaú Unibanco’s ADRs, due to the merger approval. During this period, holders of ADRs issued by Itaú Unibanco could not receive shares issued by Itaú Unibanco underlying the ADRs, and holders of preferred shares issued by Itaú Unibanco could not deposit their shares to receive ADRs. However, closing of the issuance and cancellation books did not impact the trading of Itaú Unibanco’s ADRs, which continued to be carried out normally during this period. Details on the exercise of the withdrawal right in relation to the XPart shares, due to the merger with and into XP, please refer to its Stockholders’ Meeting Manual. This right does not extend to holders of Itaú Unibanco ADRs. Finally, according to the purchase and sale agreement entered into in 2017, on April 29, 2022, we purchased an additional stake corresponding to approximately 11.36% of the stock capital of XP Inc., after obtaining the regulatory approvals applicable. Companies involved ITB Holding Brasil Participações Ltda., Itaú Unibanco S.A., XP Inc., XP Investimentos S.A., General Atlantic (XP) Bermuda, LP (sucessor of G.A. Brasil IV Fundo de Investimento em Participações), Dyna III Fundo de Investimento em Participações Multiestratégia, XP Controle Participações S.A., and XPart S.A. Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders holding more than 5% of the capital, and management members There will not be any change in the Issuer’s corporate structure. Corporate structure before and after the transaction There will not be any change in the Issuer’s corporate structure. Mechanisms adopted to ensure the equitable treatment among stockholders Not applicable, since it has had no effects on the equitable treatment of the Issuer’s stockholders. 15.8. Other significant information Additional information on items 15.1/15.2 a) Regarding the stockholding position of stockholder BlackRock, Inc. (“BlackRock”), the Company informs that on March 3, 2011 it received the information, as provided for in Article 12, of CVM Resolution No. 44/2021, as amended by CVM Instruction No. 568/2015, that, as investment manager of some of its clients, BlackRock acquired 159,335,737 preferred shares issued by the Company. Considering the several corporate events in the Company since the interest acquisition, we present below the changes in the BlackRock’s stockholding position, which represents 7.221% preferred shares and 3.569% of BlackRock’s total capital. Statement of Changes in Blackrock’s Stockholding Position 303

(*) Ownership interest at base date 08.19.2010 provided by the Stockholder on March 30, 2011 b) Regarding the stockholding position of stockholder Dodge & Cox, the Company informs that on May 7, 2021, it received the information, as provided for in Article 12, of CVM Resolution No. 44/2021, as amended by CVM Instruction No. 568/2015, that, as investment manager of some of its clients, Dodge & Cox acquired 242,768,249 preferred shares issued by the Company. Considering the corporate event mentioned above, we present below the changes in the Dodge & Cox’s stockholding position, which represents 5.010% preferred shares and 2.476% of Dodge & Cox’s total capital. Statement of Changes in Dodge & Cox’s Stockholding Position (**) Ownership interest at base date 05.04.2021 provided by the Stockholder on May 7, 2021 c) Regarding the stockholding position of stockholder GQG Partners LLC, the Company informs that on January 18, 2022, it received the information, as provided for in Article 12, of CVM Resolution No. 44/2021, that GQG Partners LLC acquired 253,506,105 preferred shares issued by the Company. Considering the corporate event mentioned above, we present below the changes in the GQG Partners LLC’s stockholding position, which represents 5.231% preferred shares and 2.586% of GQG Partners LLC’s total capital. Statement of Changes in GQG Partners LLC’s Stockholding Position 304

DATE EVENT OPENING EVENT CLOSING BALANCE BALANCE Opening balance at 01.18.2022, as provided by—01/18/2022 GQG Partners LLC (***) 253,506,105 253,506,105 (***) Ownership interest at base date 01.18.2022 provided by the Stockholder on January 18, 2022 d) As of February 24, 2022, capital stock of Cia. E. Johnston de Participações “EJ”, currently distributed among brothers Fernando Roberto Moreira Salles, Walther Moreira Salles Jr., Pedro Moreira Salles and João Moreira Salles, will be shared by Fernando Roberto Moreira Salles, who will hold 50% of EJ’s capital, and Pedro Moreira Salles and son, João Moreira Salles, who will hold 44% and 6% of EJ’s capital, respectively. Pedro Moreira Salles and João Moreira Salles are also members of Itaú Unibanco’s Board of Directors. Brothers Walther Moreira Salles Jr. and João Moreira Salles will therefore no longer be stockholders of EJ, thus transferring their respective interests to the remaining stockholders, Fernando and Pedro, and to the new stockholder, João, through stock trading transactions, the completion of which is subject to the approval from the Central Bank of Brazil. Equity interest held by EJ in IUPAR’s capital stock, the controlling stockholder of Itaú Unibanco Holding, will remain unchanged. The control of IUPAR will continue to be exercised in accordance with the stockholders’ agreement in force and consequently the transactions described above will not change Itaú Unibanco Holding’s management or governance. Additional information on item 15.3 The number of individual and corporate stockholders and institutional investors stated in item 15.3 hereof refers to the base date of April 26, 2022. The number of outstanding shares stated in item 15.3 hereof refers to the base date of April 26, 2022. 305

ITEM 16—TRANSACTIONS WITH RELATED PARTIES 16.1. Describe the issuer’s rules, policies and practices regarding transactions with related parties, as determined by the accounting rules that address this matter, indicating a formal policy, if any, adopted by the issuer, the body responsible for its approval, the date of approval and, if the issuer discloses the policy, where on the Web it can be found. Our policy on transactions with related parties (Transactions with Related Parties Policy) defines the concept of related party, according to accounting standards, and sets out rules and procedures for this type of transaction. It provides that such transactions must be carried out in writing, under market conditions, in accordance with internal policies (such as specific guidelines in our Code of Ethics) and disclosed in our financial statements, according to the materiality criteria defined by accounting standards. Transactions or sets of transactions with related parties involving amounts higher than R$1.0 million in the period of twelve (12) successive months must be approved by our Related Parties Committee, composed entirely of independent members of our Board of Directors. Additionally, these transactions are reported to the Board of Directors on a quarterly basis. To access our Transactions with Related Parties Policy, approved by the Board of Directors and last updated on June 9, 2020, please see: www.itau.com.br/relacoes-com-investidores > Itaú Unibanco > Corporate Governance > Regulations and Policies > Policies. CMV Instruction No. 480/09 requires that transactions with related parties meeting the conditions set forth by Attachment 30-XXXIII thereof are to be disclosed in accordance with the terms defined in such rule. The practices adopted by the Issuer comply with the Brazilian Corporate Governance Code’s recommendations, thus ensuring that transactions with related parties are at all times carried out in the Company’s best interests, with independence and transparency. The main unconsolidated related parties are as follows: • Itaú Unibanco Participações S.A. (IUPAR), Companhia E. Johnston de Participações S.A. (stockholder of IUPAR) and Itaúsa S.A., direct and indirect stockholders of Itaú Unibanco Holding S.A. • Non-financial affiliates, subsidiaries and joint ventures of Itaúsa S.A., notably: Dexco S.A., Copagaz –Distribuidora de Gás S.A. Aegea Saneamento e Participações S.A., Águas do Rio 1 SPE S.A., Águas do Rio 4 SPE S.A., Alpargatas S.A., and XP Inc. (as from October 1, 2021). • Main investments in associates and joint ventures, the main ones being: Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A., and XP Inc. (up to May 31, 2021). • Fundação Itaú Unibanco – Previdência Complementar – and FUNBEP – Fundo de Pensão Multipatrocinado, closed private pension companies that run supplementary retirement plans sponsored by Itaú Unibanco Holding, set up exclusively for their employees. • Associação Cubo Coworking Itaú – a partner of Itaú Unibanco Holding, which purpose is to encourage and promote: discussions, the development of technologies, alternative and innovative solutions and business models; the production and sharing of resulting technical and scientific knowledge; the attraction and gathering of new information technology talents that may be characterized as startups; research, development and establishment of ecosystems for entrepreneurship and startups. • Foundations and Institutes maintained by Itaú Unibanco Holding’s donations and proceedings generated by its assets to accomplish their purposes, as well as to support the operational and administrative structure: Fundação Itaú para Educação e Cultura – promotes education, culture, social assistance, protection and guarantee of rights, as well as strengthening civil society. Instituto Unibanco – supports projects aimed at social assistance, notably education, culture, promotion the integration into labor market and environmental protection, directly and/or additionally through civil society institutions. 306

Instituto Unibanco de Cinema – promotes culture in general and the access of low-income population to cinematography, videography and similar productions, for which it supports the maintenance of proprietary movie theaters or under its administrations as movie clubs to screen films, videos, video-laser discs and other related activities, as well as to screen and divulge movies in general, especially those produced in Brazil. Associação Itaú Viver Mais – provides social services for the wellbeing of beneficiaries, in the manner and conditions set by its internal rules and according to available funds. Among others, these services may include the promotion of cultural, educational, sports, entertainment and health care activities. 16.2. Except for transactions carried out between the issuer and companies in which it directly or indirectly holds 100% of capital stock, inform, with respect to transactions with related parties that, according to accounting standards, should be disclosed in the issuer’s individual or consolidated financial statements and that have been entered into in the previous year or are in effect in the current year: Transactions between companies and investment funds, included in consolidation, have been eliminated and do not affect the consolidated financial statements. Name of the related parties Non-financial affiliates, subsidiaries and joint ventures of Itaúsa S.A.: Dexco S.A. Copagaz – Distribuidora de Gás S.A. Aegea Saneamento e Participações S.A. Águas do Rio 1 SPE S.A. Águas do Rio 4 SPE S.A. Alpargatas S.A. XP Inc. classified in this category as from October 1, 2021. Investments in affiliates and joint ventures of Itaú Unibanco Holding S.A. Porto Seguro Itaú Unibanco Participações S.A. BSF Holding S.A. Olímpia Promoção e Serviços S.A. ConectCar Soluções de Mobilidade Eletrônica S.A. XP Inc., classified in this category up to May 31, 2021. Closed private pension companies that run supplementary retirement plans sponsored by Itaú Unibanco Holding: Fundação Itaú Unibanco – Previdência Complementar FUNBEP—Fundo de Pensão Multipatrocinado Associations: Associação Cubo Coworking Itaú. Foundations and institutes supported by Itaú Unibanco Holding’s donations. Fundação Itaú para a Educação e Cultura Instituto Unibanco Instituto Unibanco de Cinema Associação Itaú Viver Mais Relationship of the parties with the issuer See items a), e) and f). c) Date of transaction See items e) and f). 307

Subject matter of the agreement Short-term interbank investments Loan operations Securities and derivative financial instruments (asset and liability position) Deposits Deposits received under securities repurchase agreements Amounts receivable (payable) / Banking service fees, administrative and other operating expenses Rental: Rental of properties for use of common structure. Fundação Itaú Unibanco—Previdência Complementar: Rentals for use of common structure in the states of São Paulo, Rio de Janeiro, Goiás, Rio Grande do Norte, and Bahia, of which four properties are allocated for the bank’s administrative services and eight properties are allocated to the branch network, and FUNBEP – Fundo de Pensão Multipatrocinado: rentals for use of common structure in the states of São Paulo and Paraná, of which four properties are allocated to the branch network. Donations for investments in social projects in accordance with Law No. 8,313/91, as well as for the maintenance and performance of the Institute’s activities. Sponsorship to a non-profit organization and hub for the promotion of technology entrepreneurship in line with Itaú Unibanco Conglomerate’s investment pillars. Whether the issuer is a creditor or debtor See item f). 308

f) Amount involves in the transaction
Consolidated (data consistent with note Related Parties. Line "Other related parties" includes transactions of a number of related party transactions grouped together based on disclosure and materiality criteria)

R$ million

Name of related party	Relationship of party with issuer	Transaction date	Subject matter of agreement	Amount involved in transaction	Existing balance	Effect on Result	Term (maturity)	Corresponding amount of such related party in transaction, if calculation is possible	Related guarantees and insurance	This relationship is a loan or another type of debt	Type of and reasons for transaction	Interest rate	Issuer contractual position (creditor or debtor)
Other related parties	Affiliate and non-financial affiliate of Itaúsa S.A.	05/31/2021	Interbank Liquidity Applications	2,301	2,301	84	01/03/2022	N/A	No	No	Repurchase agreements	9.15%	Creditor
Dexco S.A.	Non-financial subsidiary of Itaúsa S.A.	03/16/2020	Loan operations	500	546	31	03/16/2023	N/A	No	Yes	Credit	CDI + 1,45%	Creditor
Other related parties	Subsidiary and non-financial affiliate of Itaúsa S.A.	01/24/2013	Loan operations	114	108	4	08/15/2024	N/A	No	Yes	Credit	100% / 2,5% a 6%	Creditor
Investment funds	Funds	01/01/2021	Securities and derivative financial instruments (asset and liability positions)	183	183	34	N/A	N/A	No	No	Application in investment funds	N/A	Creditor/Debtor
Copagaz - Distribuidora de Gás S.A.	Non-financial affiliate of Itaúsa S.A.	12/22/2020	Securities and derivative financial instruments (asset and liability positions)	806	1,082	71	12/10/2030	N/A	No	No	Debentures	CDI + 1,70% a 2,95%	Creditor/Debtor
Itaúsa S.A.	Controller	12/22/2020	Securities and derivative financial instruments (asset and liability positions)	917	1,200	74	06/15/2031	N/A	No	No	Debentures	CDI + 2% a 2,40%	Creditor/Debtor
Águas do Rio 4 SPE S.A.	Non-financial affiliate of Itaúsa S.A.	07/30/2021	Securities and derivative financial instruments (asset and liability positions)	1,537	1,574	60	11/11/2023	N/A	No	No	Debentures	CDI + 3,5%	Creditor/Debtor
Aegea Saneamento e Participações	Non-financial affiliate of Itaúsa S.A.	01/17/2020	Securities and derivative financial instruments (asset and liability positions)	780	844	34	06/09/2024	N/A	No	No	Debentures	CDI + 1,5% a 2,9%	Creditor/Debtor
Other related parties	Non-financial subsidiary of Itaúsa S.A.	07/30/2021	Securities and derivative financial instruments (asset and liability positions)	498	514	30	11/11/2023	N/A	No	No	Debentures / Derivatives	CDI + 3,5%	Creditor/Debtor
Other related parties	Affiliates	N/A	Deposits	-	-	(2)	N/A	N/A	No	No	Deposits	N/A	Debtor
Alpargatas S.A.	Non-financial jointly-owned subsidiary of Itaúsa S.A.	N/A	Open market funding		(22)	(1)		N/A	No	No	Funding	99% a 101% CDI	Debtor
Dexco S.A.	Non-financial subsidiary of Itaúsa S.A.	03/02/2020	Open market funding	(14)	(15)	(1)	01/10/2022 a 07/10/2023	N/A	No	No	Bankary Deposit Receipt	82% a 99% CDI	Debtor
Águas do Rio 4 SPE S.A.	Non-financial affiliate of Itaúsa S.A.	08/11/2021	Open market funding	(192)	(32)	(3)	08/11/2022	N/A	No	No	Funding	99% CDI	Debtor
Águas do Rio 1 SPE S.A.	Non-financial affiliate of Itaúsa S.A.	08/11/2021	Open market funding	(23)	(13)	(1)	08/11/2022	N/A	No	No	Funding	99% CDI	Debtor
Aegea Saneamento e Participações	Non-financial affiliate of Itaúsa S.A.	24/12/2020	Open market funding	(197)	(158)	(5)	10/18/2023	N/A	No	No	Funding	97% a 99,3% CDI	Debtor
Other related parties	Affiliate, non-financial affiliate of Itaúsa S.A. and Entities held by Itaú Unibanco Holding	05/12/2021	Open market funding	(203)	(203)	(23)	12/08/2025	N/A	No	No	Funding	75% a 96% CDI	Debtor

309

Instituto Unibanco	Entity maintained by Itaú Unibanco Holding	01/01/2021	Amounts Receivable (Payable) / Income from the Provision of Services and/or Others and General and Administrative Expenses	-	-	3	12/31/2021	N/A	No	No	Investment management, portfolio management and pension management	N/A	Creditor/Debtor
Fundação Itaú Unibanco - Previdência Complementar	Entity maintained by Itaú Unibanco Holding	01/01/2021	Amounts Receivable (Payable) / Income from the Provision of Services and/or Others and General and Administrative Expenses	(78)	(78)	37	12/31/2021	N/A	No	No	Investment management, portfolio management and pension management	N/A	Creditor/Debtor
ConectCar Soluções de Mobilidade Eletrônica S.A.	Affiliates	01/01/2021	Amounts Receivable (Payable) / Income from the Provision of Services and/or Others and General and Administrative Expenses	(8)	(8)	(4)	12/31/2021	N/A	No	No	Investment management, portfolio management and pension management	N/A	Creditor/Debtor
Olímpia Promoção e Serviços S.A.	Affiliates	01/01/2021	Amounts Receivable (Payable) / Income from the Provision of Services and/or Others and General and Administrative Expenses	(5)	(5)	-	12/31/2021	N/A	No	No	Investment management, portfolio management and pension management	N/A	Creditor/Debtor
Itaúsa S.A.	Controller	12/22/2020	Amounts Receivable (Payable) / Income from the Provision of Services and/or Others and General and Administrative Expenses	(10)	(10)	13	12/31/2021	N/A	No	No	Investment management, portfolio management and pension management	N/A	Creditor/Debtor
FUNBEP - Fundo de Pensão Multipatrocinado	Entity maintained by Itaú Unibanco Holding	01/01/2021	Amounts Receivable (Payable) / Income from the Provision of Services and/or Others and General and Administrative Expenses	(158)	(158)	(172)	12/31/2021	N/A	No	No	Investment management, portfolio management and pension management	N/A	Creditor/Debtor
Águas do Rio 4 SPE S.A.	Non-financial affiliate of Itaúsa S.A.	10/13/2021	Amounts Receivable (Payable) / Income from the Provision of Services and/or Others and General and Administrative Expenses	(30)	(20)	-	12/31/2021	N/A	No	No	Investment management, portfolio management and pension management	N/A	Creditor/Debtor
Águas do Rio 1 SPE S.A.	Non-financial affiliate of Itaúsa S.A.	10/13/2021	Amounts Receivable (Payable) / Income from the Provision of Services and/or Others and General and Administrative Expenses	(30)	(12)	-	12/31/2021	N/A	No	No	Investment management, portfolio management and pension management	N/A	Creditor/Debtor
Other related parties	Non-financial jointly-owned subsidiary of Itaúsa S.A. and Entities held by Itaú Unibanco Holding	01/01/2021	Amounts Receivable (Payable) / Income from the Provision of Services and/or Others and General and Administrative Expenses	18	18	1	12/31/2021	N/A	No	No	Investment management, portfolio management and pension management	N/A	Creditor/Debtor
Fundação Itaú Unibanco - Previdência Complementar	Entity maintained by Itaú Unibanco Holding	01/01/2021	Rents	-	-	(34)	12/31/2021	N/A	No	No	Real Estate Rental	N/A	Debtor
FUNBEP - Fundo de Pensão Multipatrocinado	Entity maintained by Itaú Unibanco Holding	01/01/2021	Rents	-	-	(3)	12/31/2021	N/A	No	No	Real Estate Rental	N/A	Debtor
Associação Cubo Coworking Itaú	Entity maintained by Itaú Unibanco Holding	01/01/2021	Sponsorships	12	12	(14)	12/31/2021	N/A	No	No	Sponsorships	N/A	Debtor

310

g) Existing balance See item f). h) Amount corresponding to the interest of the related party in the transaction, if it can be calculated See item f). i)Related guarantees and insurance Not applicable. i) Term of the relationship See item f). k) Termination or extinction conditions Not applicable. l) When the relationship is a loan or other type of debt, please also inform: I—Nature of and reasons for the transaction II—Interest rate charged See item f). 16.3. With respect to each of the transactions or group of transactions mentioned in item 16.2 above that took place in the previous year: a) identify the measures taken to address conflicts of interest Transactions presented in Item 16.2, as of December 31, 2021, between Itaú Unibanco Holding S.A. and related parties were carried out in compliance with our policies described in item 16.1. Additionally, in our Transactions with Related Parties Policy, we set out governance with our measures to address potential conflicts of interest for this type of transaction. The governance for approval of related-party transactions provides for that transactions must comply with principles of equality and transparency before stockholders and investors, be carried out under market conditions, executed in writing and, when necessary, reported to the market in compliance with CVM Instruction No. 480. Additionally, transactions or groups of transactions involving amounts higher than R$1 million are submitted to the Related Parties Committee (made up of three independent members of the Board of Directors), which may express opposition to the transaction in the event a conflict of interest with Itaú Conglomerate or its stockholders is identified. b) show the strictly commutative nature of the agreed-upon conditions or the proper compensatory payment These were carried out at amounts and rates and on terms that are usual in the market, on an arm’s length basis and therefore do not give rise to any benefit or loss to the parties, particularly: Loan Operations – – loans granted at rates and terms similar to those applied to transactions in the market. Interbank Deposits – agreed-upon rates and terms are similar to those applied to transactions in the market. Securities and derivative financial instruments – agreed-upon rates and terms are similar to those used in the market. Deposits received under securities repurchase agreements – rates charged are similar to those applicable to operations with third parties. 311

Donations and sponsorships – as a financial institution, we recognize our role as transformation agents and social development promoters. Accordingly, we encourage projects focused on education, culture, sports, urban mobility, aging and entrepreneurship. We believe that these pillars allow us to achieve our purpose: encourage people’s power of transformation. The selection process for projects that we support through sponsorships and/or donations involves the evaluation by a dedicated governance with criteria set forth in our corporate Sponsorship and Donation policies and applicable legislation. Therefore, all projects must be consistent with our strategy, purpose and pillars. Rental expenses – in accordance with usual market practices. Amounts receivable/payable and Banking service fees – amounts, terms and rates used are similar to those applied to transactions with third parties and refer to investment, portfolio management and pension plan management services. 16.4. Supply other information that the issuer may deem relevant Not applicable. 312

ITEM 17. CAPITAL 17.1—Information on Social Capital capital issued, specifying class and type; subscribed capital, specifying class and type; paid up capital, specifying class and type; term for the payment of capital that has not yet been paid up, specifying class and type; authorized capital, informing number of shares, amount and date of authorization 313

On January 31, 2021, the Board of Directors resolved to transfer the spun off portion to contribute to the capital stock of XPart S.A. consequently reducing the Company’s capital stock by six billion, four hundred nineteen million Brazilian reais (R$6,419,000,000.00), totaling ninety billion, seven hundred twenty-nine million Brazilian reais (R$ 90,729,000,000.00) from ninety-seven billion, one hundred forty-eight million Brazilian reais (R$ 97,148,000,000.00) without cancelling shares. On May 28, 2021, the favorable opinion of the FED was obtained, effective on May 31, 2021. This transaction was approved by the Central Bank of Brazil on July 26, 2021. 314

ITEM 18 SECURITIES 18.1. Rights of shares right to dividends; voting right; convertibility into another class or type of share, indicating: conditions; effects on capital; right to capital reimbursement; right to participate in public offerings of shares in the event of a sale of the company’s controlling stake; restrictions on outstanding securities; conditions for changing the rights assured by such securities; possibility of redemption of shares, indicating: cases for redemption; formula for calculating the redemption amount; other relevant characteristics; foreign issuers must identify the differences between the characteristics described in items “a” and “i” and those usually attributed to similar securities issued by Brazilian issuers, stating the difference between the characteristics of the securities described and those imposed by rules of the foreign issuer’s country or of the country where the foreign issuer’s securities are held Type or class of shares Common shares Tag Along 80 % Right to dividends Stockholders are entitled t o receive as mandatory dividends, every year, the minimum amount of twenty-five percent (25%) of the net income determined in the same year, adjusted by the addition or deduction of the amounts specified in subitems “a” and “b” of item I of Article 202 of Brazilian Corporate Law, and in compliance with items II and III of the same legal provision. Preferred shares entitle their holders t o priority in the payment of the annual minimum dividend of R$0.022 per share, non-cumulative and adjusted for any split or reverse split. After the payment of the priority dividend t o preferred stockholders, the dividend will be paid t o the holders of common shares at R$0.022 per share, non-cumulative and adjusted for any split or reverse split. Voting right Full. Convertibility No. Right to capital Yes. reimbursement Description of capital In the case of the liquidation of the Issuer, stockholders will receive payments related t o the reimbursement characteristics reimbursement of capital, in proportion t o their interests in capital, after the payment of all of the Issuer’s obligations. In accordance with Articles 45 and 137 of Brazilian Corporate Law, the stockholders that dissent from the resolutions approved in the General Stockholders’ Meeting may exercise their right t o withdraw upon reimbursement of the amount of their shares, in which case the reimbursement will be based on the book value of the shares. Restrictions on outstanding No. Conditions for changing the There are no requirements in the Bylaws in addition t o those provided for by law that change the rights rights assured by such assured by the securities issued by the Issuer. securities Possibility of redemption of Yes, as set forth by current legislation. shares, indicating: cases for redemption Final withdrawal of redeemable shares, as set forth by current legislation. formula for calculating the Not applicable. redemption amount Other relevant characteristics Not applicable. Characteristics of foreign Not applicable. issuers’ shares 315

18.1. Rights of shares right to dividends; voting right; convertibility into another class or type of share, indicating: conditions; effects on capital; right to capital reimbursement; right to participate in public offerings of shares in the event of a sale of the company’s controlling stake; restrictions on outstanding securities; conditions for changing the rights assured by such securities; possibility of redemption of shares, indicating: cases for redemption; formula for calculating the redemption amount; other relevant characteristics; foreign issuers must identify the differences between the characteristics described in items “a” and “i” and those usually attributed to similar securities issued by Brazilian issuers, stating the difference between the characteristics of the securities described and those imposed by rules of the foreign issuer’s country or of the country where the foreign issuer’s securities are held Type or class of shares Preferred shares Tag Along 80 % Right to dividends Stockholders are entitled to receive as mandatory dividends, every year, the minimum amount of twenty-five percent (25%) of the net income determined in the same year, adjusted by the addition or deduction of the amounts specified in subitems “a” and “b” of item I of Article 202 of Brazilian Corporate Law, and in compliance with items II and III of the same legal provision. Preferred shares entitle their holders to priority in the payment of the annual minimum dividend of R$0.022 per share, non-cumulative and adjusted for any split or reverse split. After the payment of the priority dividend to preferred stockholders, the dividend will be paid to the holders of common shares at R$0.022 per share, non-cumulative and adjusted for any split or reverse split. Voting right No right (except in accordance with Article 111, paragraph 1, of Brazilian Corporate Law). Convertibility No. Right to capital Yes. reimbursement Description of capital In the case of the liquidation of the Issuer, stockholders will receive payments related to the reimbursement characteristics reimbursement of capital, in proportion to their interests in capital, after the payment of all of the Issuer’s obligations. In accordance with Articles 45 and 137 of Brazilian Corporate Law, the stockholders that dissent from the resolutions approved in the General Stockholders’ Meeting may exercise their right to withdraw upon reimbursement of the amount of their shares, in which case the reimbursement will be based on the book value of the shares. Restrictions on outstanding No. Conditions for changing the There are no requirements in the Bylaws in addition to those provided for by law that change the rights rights assured by such assured by the marketable securities issued by the Issuer. securities Possibility of redemption of Yes, as set forth by current legislation. shares, indicating: cases for redemption Final withdrawal of redeemable shares, as set forth by current legislation. formula for calculating the Not applicable. redemption amount Other relevant characteristics Not applicable. Characteristics of foreign issuers’ shares Not applicable. 18.2. Describe, if applicable, the statutory rules that limit the voting rights of significant stockholders or that force them to carry out a public offering Not applicable. 18.3. Describe exceptions and suspension clauses related to equity or political rights provided for in the Bylaws Not applicable. 316

18.4. In a table, please inform the trading volume, as well as the average daily price and the highest and lowest prices of securities traded on stock exchanges or organized over-the-counter markets in each of the quarters of the past three years

2021

Quarter	Security	Class	Market	Administrative entity	Trading volume (Brazilian reais)	Highest price (Brazilian reais)	Lowest price (Brazilian reais)	Average daily closing price (Brazilian reais)	Price factor
03/31/2021	Shares	Preferred	Stock Exchange	B3 - Brasil, Bolsa e Balcão	R$ 70,549,491,965	R$ 26.56	R$ 19.16	R$ 22.72	R$ per unit
06/30/2021	Shares	Preferred	Stock Exchange	B3 - Brasil, Bolsa e Balcão	R$ 63,615,346,817	R$ 27.71	R$ 21.28	R$ 23.64	R$ per unit
09/30/2021	Shares	Preferred	Stock Exchange	B3 - Brasil, Bolsa e Balcão	R$ 66,693,545,522	R$ 25.65	R$ 21.78	R$ 24.00	R$ per unit
12/31/2021	Shares	Preferred	Stock Exchange	B3 - Brasil, Bolsa e Balcão	R$ 54,459,328,357	R$ 24.97	R$ 20.85	R$ 22.79	R$ per unit
03/31/2021	Shares	Common	Stock Exchange	B3 - Brasil, Bolsa e Balcão	R$ 1,043,273,358	R$ 22.92	R$ 17.29	R$ 20.07	R$ per unit
06/30/2021	Shares	Common	Stock Exchange	B3 - Brasil, Bolsa e Balcão	R$ 1,000,297,284	R$ 23.94	R$ 18.78	R$ 20.69	R$ per unit
09/30/2021	Shares	Common	Stock Exchange	B3 - Brasil, Bolsa e Balcão	R$ 2,427,328,610	R$ 23.31	R$ 19.96	R$ 21.57	R$ per unit
12/31/2021	Shares	Common	Stock Exchange	B3 - Brasil, Bolsa e Balcão	R$ 1,688,648,011	R$ 22.62	R$ 18.85	R$ 20.53	R$ per unit

2020

Quarter	Security	Class	Market	Administrative entity	Trading volume (Brazilian reais)	Highest price (Brazilian reais)	Lowest price (Brazilian reais)	Average daily closing price (Brazilian reais)	Price factor
03/31/2020	Shares	Preferred	Stock Exchange	B3 - Brasil, Bolsa e Balcão	R$ 70,829,799,272	R$ 29.15	R$ 15.73	R$ 24.02	R$ per unit
06/30/2020	Shares	Preferred	Stock Exchange	B3 - Brasil, Bolsa e Balcão	R$ 62,815,160,963	R$ 22.61	R$ 15.74	R$ 18.81	R$ per unit
09/30/2020	Shares	Preferred	Stock Exchange	B3 - Brasil, Bolsa e Balcão	R$ 58,586,767,482	R$ 22.46	R$ 17.64	R$ 19.92	R$ per unit
12/31/2020	Shares	Preferred	Stock Exchange	B3 - Brasil, Bolsa e Balcão	R$ 63,902,697,706	R$ 25.75	R$ 17.56	R$ 21.86	R$ per unit
03/31/2020	Shares	Common	Stock Exchange	B3 - Brasil, Bolsa e Balcão	R$ 2,351,456,722	R$ 24.44	R$ 15.02	R$ 21.21	R$ per unit
06/30/2020	Shares	Common	Stock Exchange	B3 - Brasil, Bolsa e Balcão	R$ 1,541,770,045	R$ 20.66	R$ 15.06	R$ 17.56	R$ per unit
09/30/2020	Shares	Common	Stock Exchange	B3 - Brasil, Bolsa e Balcão	R$ 871,438,805	R$ 20.27	R$ 16.48	R$ 18.40	R$ per unit
12/31/2020	Shares	Common	Stock Exchange	B3 - Brasil, Bolsa e Balcão	R$ 1,177,776,341	R$ 22.30	R$ 16.40	R$ 19.48	R$ per unit

2019

Quarter	Security	Class	Market	Administrative entity	Trading volume (Brazilian reais)	Highest price (Brazilian reais)	Lowest price (Brazilian reais)	Average daily closing price (Brazilian reais)	Price factor
03/31/2019	Shares	Preferred	Stock Exchange	B3 - Brasil, Bolsa e Balcão	R$ 49,149,945,028	R$ 28.08	R$ 24.20	R$ 26.42	R$ per unit
06/30/2019	Shares	Preferred	Stock Exchange	B3 - Brasil, Bolsa e Balcão	R$ 40,158,946,775	R$ 27.16	R$ 23.08	R$ 25.11	R$ per unit
09/30/2019	Shares	Preferred	Stock Exchange	B3 - Brasil, Bolsa e Balcão	R$ 46,476,937,822	R$ 28.03	R$ 24.84	R$ 26.59	R$ per unit
12/31/2019	Shares	Preferred	Stock Exchange	B3 - Brasil, Bolsa e Balcão	R$ 44,653,684,939	R$ 28.90	R$ 24.76	R$ 27.05	R$ per unit
03/31/2019	Shares	Common	Stock Exchange	B3 - Brasil, Bolsa e Balcão	R$ 1,399,878,648	R$ 23.53	R$ 20.50	R$ 22.17	R$ per unit
06/30/2019	Shares	Common	Stock Exchange	B3 - Brasil, Bolsa e Balcão	R$ 528,183,139	R$ 22.59	R$ 19.64	R$ 21.17	R$ per unit
09/30/2019	Shares	Common	Stock Exchange	B3 - Brasil, Bolsa e Balcão	R$ 1,197,707,652	R$ 23.47	R$ 21.13	R$ 22.34	R$ per unit
12/31/2019	Shares	Common	Stock Exchange	B3 - Brasil, Bolsa e Balcão	R$ 991,025,569	R$ 24.24	R$ 20.85	R$ 22.80	R$ per unit

317

18.5. Describe securities issued other than shares that are not yet due or have not been redeemed, indicating: identification of the security number total face value issue date outstanding debt balance at the end of the previous fiscal year restrictions on outstanding securities convertibility into shares or concession of right to subscribe or purchase the issuer’s shares, indicating: conditions effects on capital possibility of redemption, indicating: cases for redemption formula for calculating the redemption amount when the securities are debt-related, please indicate, when applicable: maturity, including early maturity conditions interest the guarantee and, if secured, a description of the asset that is the subject matter of the guarantee in the absence of a guarantee, whether the credit is unsecured or subordinated any restrictions imposed on the issuer with respect to: the distribution of dividends the disposal of certain assets the contracting of new debts the issue of new securities corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries the fiduciary agent, indicating the main terms of the agreement any conditions for changing the rights assured by such securities other relevant characteristics Not applicable. For the securities issued abroad by Itaú Unibanco Holding S.A., see item 18.8. 18.5-A. Number of holders of each type of security described in item 18.5, as determined at the end of the previous year that are: individuals companies institutional investors Not applicable. 18.6. Brazilian markets in which the issuer’s securities are admitted for trading The shares of Itaú Unibanco were listed for trading on B3 S.A.—BRASIL, BOLSA, BALCÃO on March 24, 2003, replacing the securities issued by ITAUBANCO, which had been traded since October 20, 1944. In line with our historical commitments to transparency, corporate governance and the strengthening of capital markets, Itaú Unibanco is among the first companies that voluntarily signed up to the Differentiated Corporate Governance Index of B3 S.A.—BRASIL, BOLSA, BALCÃO – Level I on June 22, 2001. 318

18.7. With respect to each type and class of security admitted for trading in foreign markets, please indicate: ITUB (ADS—American Depositary Medium-Term Note Programme Share ) a. country United States of America Grand Duchy of Luxembourg b. market New York Stock Exchange Luxembourg Stock Exchange c. administrative entity of the market in which U.S. Securities and Exchange Commission de Surveillance du Secteur Financier the securities are admitted for trading Commission d. date of admission for trading May 31, 2001 Depending on the issue e. if applicable, please indicate the trading Level II Euro MTF segment f. date on which the securities were first listed February 21, 2002 Depending on the issue in the trading segment g. percentage of trading volume abroad in relation to the total trading volume of each class 51.3% (1) N/A and type in the previous year h. if applicable, the proportion of deposit certificates abroad in relation to each class and 25.0% (2) N/A type of shares i. if applicable, depository bank The Bank of New York Mellon The Bank of New York Mellon j. if applicable, custodian institution Itaú Unibanco Holding S.A. The Bank of New York Mellon Total volume of ADSs traded in relation to the total volume of preferred shares traded in 2021. Source: Economática. ) Balance of outstanding ADSs in relation to the preferred shares of the capital stock outstanding on December 31, 2021. In the United States Our preferred shares have been traded on the NYSE, as ADSs (one ADS represents one preferred share) since February 21, 2002, in compliance with the NYSE and SEC requirements. These requirements include the disclosure of financial statements under the IFRS as of 2011, and compliance with U.S. legislation requirements, including the Securities Exchange Act of 1934 and the SarbanesOxley Act of 2002. Our ADSs are issued by The Bank of New York Mellon, as a depositary, under the terms of the deposit agreement dated May 31, 2001, as amended on February 20, 2002, on April 3, 2009, and on August 17, 2018, in force as of August 27, 2018 and January 6, 2020, between us, the depositary and the holders and beneficial owners of the ADSs from time to time. The depositary’s principal executive office is located at 240 Greenwich Street, New York, New York 10286. ADS holders do not have the same rights as stockholders, which are governed by the Brazilian Corporate Law. The depositary is the holder of the preferred shares underlying the ADSs. ADS holders have ADS holder rights. Investors may hold ADSs directly, registered in their name, or indirectly, through a brokerage or other financial institution. ADS holders do not have the same rights as stockholders, depositaries and holders of the corresponding shares in Brazil. The deposit agreement sets forth the rights and obligations of ADS holders and is governed by New York legislation. In the event of a capital increase that maintains or increase the proportion of the capital represented by preferred shares, the ADS holders, except as described above, have the preemptive right to subscribe only to newly issued preferred shares. In the event of a capital increase that reduces the proportion of capital represented by the preferred shares, the ADS holders, except as described above, have the preemptive right to subscribe to preferred shares in proportion to their interests, and to common shares only up to the extent necessary to prevent the dilution of their interests. 18.8. Describe securities issued abroad, when relevant, indicating, if applicable: identification of the security, indicating the jurisdiction; number; total face value; issue date; outstanding debt balance at the end of the previous fiscal year; restrictions on outstanding securities; convertibility into shares or concession of right to subscribe or purchase the issuer’s shares, indicating: conditions; effects on capital; possibility of redemption, indicating: cases for redemption; formula for calculating the redemption amount; when the securities are debt-related, please indicate: maturity, including early maturity conditions; interest; 319

iii. the guarantee and, if secured, a description of the asset that is the subject matter of the guarantee; in the absence of a guarantee, whether the credit is unsecured or subordinated; any restrictions imposed on the issuer with respect to: the distribution of dividends; the disposal of certain assets; the contracting of new debts; the issue of new securities; corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries. any conditions for changing the rights assured by such securities; other relevant characteristics. Note Program of Itaú Unibanco Holding S.A. (Medium-Term Note Programme) On March 29, 2010, the Medium-Term Note Program (“Program”) of Itaú Unibanco Holding S.A., operating through its head office in Brazil or by means of its branch in the Cayman Islands (“Issuer”), was launched. Below is a description of: (i) the first issue of Subordinated Notes, (ii) the second issue of Subordinated Notes, (iii) the third issue of Unsecured Notes, (iv) the reopening of the second issue of Subordinated Notes, (v) the fourth issue of Subordinated Notes, (vi) the reopening of the fourth issue of Subordinated Notes, (vii) the fifth issue of Subordinated Notes; (viii) the sixth issue of Subordinated Notes; (ix) the seventh issue of Subordinated Notes; (x) the eighth issue of Unsecured Notes, (xi) the ninth issue of perpetual Subordinated Notes, (xii) the tenth issue of perpetual Subordinated Notes, (xiii) the eleventh issue of perpetual Subordinated Notes, (xiv) the twelfth issue of Unsecured Notes, (xv) the thirteenth issue of Unsecured Notes, (xvi) the fourteenth issue of perpetual Subordinated Notes and (xvii) the fifteenth issue of Subordinated Notes, all issued within the scope of the Program. 320

First Issue a. Identification of the security, indicating the jurisdiction: Medium-Term Notes (“Notes”) The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the Principal amount of item (c) below, which can be split into minimum denominations of US$100,000.00 and integer multiples from US$1,000.00 thereafter. Total face value: US$1,000,000,000.00 Issue date: April 15, 2010. Debt balance on December 31, 2021: The issue was settled on April 15, 2020 Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, but not limited to, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes. Convertibility into shares: Not applicable. Possibility of redemption: Yes, as follows. Cases for redemption: Early redemption of Subordinated Notes for tax reasons: Subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes may be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain tax conditions. Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as falling into Tier II of the Referential Equity. The Subordinated Notes may not be early redeemed at the holders’ discretion. The Subordinated Notes will be cancelled in all the aforementioned cases. Formula for calculating the redemption amount: Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00. 321

When the securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions The maturity date of the Notes is April 15, 2020. If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third (1/3) of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, will inform the Issuer of the accelerated maturity of the Notes, and the payment for which will become immediately enforceable, subject to the terms governing the calculation of the early redemption amount. If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligation arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a court-supervised reorganization or bankruptcy plan or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days from their submission. The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination. ii. Interest: These are fixed-rate Subordinated Notes and the interest rate of which is 6.20% p.a. The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months. Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantee and after all the other unsecured creditors have been satisfied. Type: Subordinated. Please see item “vii” – Other relevant characteristics. Any restrictions imposed on the issuer with respect to: the distribution of dividends: Not applicable. the disposal of certain assets: Not applicable. the contracting of new debts: Not applicable. the issue of new securities: Not applicable. corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assumes all obligations under the Note; (b) no Default Event had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for any other modification that does not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible. Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed upon, and the subordination of these Notes. vii. Other relevant characteristics: The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions, possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444. The Subordinated Notes were established by an Amended and Restated Trust Deed dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. 322

Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. The Subordinated Notes are issued solely as book-entry notes. The Subordinated Notes were offered by a syndicate of Dealers of the operation, under an Amended and restated Dealer Agreement dated March 17, 2011, as amended from time to time. The Dealers of this issue are Banco Itaú Europa S.A. – London Branch; Goldman Sachs & Co. and Morgan Stanley & Co. Incorporated. The Dealers can be changed at any time by the Issuer. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange, for a 12-month period starting March 12, 2015. The first day of listing of the Notes was April 15, 2010. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item “f” – Restrictions on outstanding securities. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets. Subject to the authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings. Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer. Second Issue a. Identification of the security, indicating the jurisdiction: Medium-Term Notes (“Notes”) The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the Principal amount of item (c) below, which can be split into minimum denominations of US$100,000.00 and integer multiples from US$1,000.00 thereafter. Total face value: US$1,000,000,000.00 Issue date: September 23, 2010. Debt balance on December 31, 2021: The issue was settled on January 22, 2021. Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, but not limited to, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes. Convertibility into shares: Not applicable. Possibility of redemption: Yes, as follows. Cases for redemption: Early redemption of Subordinated Notes for tax reasons: Subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes may be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain tax conditions. Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as falling into Tier II of the Referential Equity. The Subordinated Notes may not be early redeemed at the holders’ discretion. The Subordinated Notes will be cancelled in all the aforementioned cases. Formula for calculating the redemption amount: 323

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00. When the securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions The maturity date of the Notes is January 22, 2021. If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third (1/3) of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, will inform the Issuer of the accelerated maturity of the Notes, and the payment for which will become immediately enforceable, subject to the terms governing the calculation of the early redemption amount. If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligation arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a court-supervised reorganization or bankruptcy plan or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days from their submission. The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination. ii. Interest: These are fixed-rate Subordinated Notes and the interest rate of which is 5.75% p.a. The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on January 22 and July 22, beginning January 22, 2011. Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantee and after all the other unsecured creditors have been satisfied. Type: Subordinated. Please see item “vii” – Other relevant characteristics. Any restrictions imposed on the issuer with respect to: the distribution of dividends: Not applicable. the disposal of certain assets: Not applicable. the contracting of new debts: Not applicable. the issue of new securities: Not applicable. corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assumes all obligations under the Note; (b) no Default Event had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for any other modification that does not substantially affect the rights of the holders of the Subordinated Notes.The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible. Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed upon, and the subordination of these Notes. vii. Other relevant characteristics: The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444. 324

The Subordinated Notes were established by an Amended and restated Trust Deed dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. The Subordinated Notes are issued solely as book-entry notes. The Subordinated Notes were offered by a syndicate of Dealers of the operation, under an Amended and restated Dealer Agreement dated March 17, 2011, as amended from time to time. The Dealers of this issue are Banco Itaú Europa S.A. – London Branch; Deutsche Bank Securities, Inc., and JP Morgan Securities LLC. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange, for a 12-month period starting March 12, 2015. The first day of listing of the Notes was September 23, 2010. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item “f” – Restrictions on outstanding securities. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets. Subject to the authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings. Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer. Third Issue a. Identification of the security, indicating the jurisdiction: Medium-Term Senior Notes (“Notes”) The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the Principal amount of item (c) below, which can be split into minimum denominations of US$100,000.00 and integer multiples from US$1,000.00 thereafter. Total face value: R$500,000,000.00 Issue date: November 23, 2010. Debt balance on December 31, 2021: The issue was settled on November 23, 2015. Reopening of the Second Issue a. Identification of the security, indicating the jurisdiction: Medium-Term Notes (“Notes”) The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the Principal amount of item (c) below, which can be split into minimum denominations of US$100,000.00 and integer multiples from US$1,000.00 thereafter. c. Total face value: US$250,000,000.00, and the total amount of the second issue, together with the total amount of the first series is US$1,250,000,000.00. Please see item “J” – Other relevant characteristics. Issue date: January 31, 2011. Debt balance on December 31, 2021: The issue was settled on January 22, 2021. Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, but not limited to, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes. Convertibility into shares: Not applicable. Possibility of redemption: Yes, as follows. 325

Cases for redemption: Early redemption of Subordinated Notes for tax reasons: Subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes may be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain tax conditions. Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as falling into Tier II of the Referential Equity. The Subordinated Notes may not be early redeemed at the holders’ discretion. The Subordinated Notes will be cancelled in all the aforementioned cases. Formula for calculating the redemption amount: Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00. When the securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions The maturity date of the Notes is January 22, 2021. If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third (1/3) of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, will inform the Issuer of the accelerated maturity of the Notes, and the payment for which will become immediately enforceable, subject to the terms governing the calculation of the early redemption amount. If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligation arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a court-supervised reorganization or bankruptcy plan or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days from their submission. The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination. ii. Interest: These are fixed-rate Subordinated Notes and the interest rate of which is 5.75% p.a. The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on January 22 and July 22, beginning January 22, 2011. Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantee and after all the other unsecured creditors have been satisfied. Type: Subordinated. Please see item “vii” – Other relevant characteristics. Any restrictions imposed on the issuer with respect to: the distribution of dividends: Not applicable. the disposal of certain assets: Not applicable. the contracting of new debts: Not applicable. the issue of new securities: Not applicable. corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assumes all obligations under the Note; (b) no Default Event had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for any other modification that does not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible. Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated 326

Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed upon, and the subordination of these Notes. vii. Other relevant characteristics: The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444. The Subordinated Notes were established by an Amended and restated Trust Deed dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. The Subordinated Notes described herein were issued and distributed by means of the reopening of the second issue of Subordinated Notes and they are the second series of the second issue of Notes under the Trust Deed. The Notes issued in the first series and the Notes issued in the second series of the second issue will share the same CUSIP and ISIN codes and will be fungible with each other from March 12, 2011. The Subordinated Notes are issued solely as book-entry notes. The Subordinated Notes were offered by a syndicate of Dealers of the operation, under a Dealer Agreement dated March 17, 2011, as amended from time to time. The Dealers of this issue are Banco Itaú Europa S.A. – London Branch; Deutsche Bank Securities, Inc., and JP Morgan Securities LLC. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange, for a 12-month period starting March 12, 2015. The first day of listing of the Notes of the second series of the second issue was January 31, 2011. The first day of listing of the Notes of the first series of the second issue was September 23, 2010. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item “f” – Restrictions on outstanding securities. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets. Subject to the authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings. Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer. Fourth Issue a. Identification of the security, indicating the jurisdiction: Medium-Term Notes (“Notes”) The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the Principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter. Total face value: US$500,000,000.00 Issue date: June 21, 2011. Debt balance on December 31, 2021: The issue was settled on December 21, 2021 Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, but not limited to, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under 327

Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes. Convertibility into shares: Not applicable. Possibility of redemption: Yes, as follows. Cases for redemption: Early redemption of Subordinated Notes for tax reasons: Subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes may be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain tax conditions. Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as falling into Tier II of the Referential Equity. The Subordinated Notes may not be early redeemed at the holders’ discretion. The Subordinated Notes will be cancelled in all the aforementioned cases. Formula for calculating the redemption amount: Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00. When the securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions The maturity date of the Notes is December 21, 2021. If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third (1/3) of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, will inform the Issuer of the accelerated maturity of the Notes, and the payment for which will become immediately enforceable, subject to the terms governing the calculation of the early redemption amount. If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligation arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a court-supervised reorganization or bankruptcy plan or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days from their submission. The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination. ii. Interest: These are fixed-rate Subordinated Notes and the interest rate of which is 6.20% p.a. The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on June 21 and December 21, beginning December 21, 2011. Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantee and after all the other unsecured creditors have been satisfied. Type: Subordinated. Please see item “vii” – Other relevant characteristics. Any restrictions imposed on the issuer with respect to: the distribution of dividends: Not applicable. the disposal of certain assets: Not applicable. the contracting of new debts: Not applicable. the issue of new securities: Not applicable. corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assumes all obligations under the Note; (b) no Default Event had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. vi. Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are 328 made for any other modification that does not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible. Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed upon, and the subordination of these Notes. vii. Other relevant characteristics: The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444. The Subordinated Notes were established by an Amended and restated Trust Deed dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. The Subordinated Notes are issued solely as book-entry notes. The Subordinated Notes were offered by a syndicate of Dealers of the operation, under an Amended and restated Dealer Agreement dated March 17, 2011, as amended from time to time. The Dealers of this issue are Banco Itaú BBA International S.A. – London Branch and Merrill Lynch, Pierce, Fenner & Smith Incorporated. An authorization of the Luxembourg Stock Exchange was obtained for the Notes issued under the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was June 21, 2011. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item “f” – Restrictions on outstanding securities. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets. Subject to the authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings. Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer. 329

Reopening of the Fourth Issue a. Identification of the security, indicating the jurisdiction: Medium-Term Notes (“Notes”) The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the Principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter. c. Total face value: US$550,000,000.00, being the fourth issue total amount, jointly with the first series, US$1,050,000,000.00. Please see item “J” – Other relevant characteristics. Issue date: January 24, 2012. Debt balance on December 31, 2021: The issue was settled on December 21, 2021 Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, but not limited to, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes. Convertibility into shares: Not applicable. Possibility of redemption: Yes, as follows. Cases for redemption: Early redemption of Subordinated Notes for tax reasons: Subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes may be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain tax conditions. Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as falling into Tier II of the Referential Equity. The Subordinated Notes may not be early redeemed at the holders’ discretion. The Subordinated Notes will be cancelled in all the aforementioned cases. Formula for calculating the redemption amount: Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00. When the securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions The maturity date of the Notes is December 21, 2021. If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third (1/3) of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, will inform the Issuer of the accelerated maturity of the Notes, and the payment for which will become immediately enforceable, subject to the terms governing the calculation of the early redemption amount. If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligation arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a court-supervised reorganization or bankruptcy plan or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days from their submission. The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination. ii. Interest: These are fixed-rate Subordinated Notes and the interest rate of which is 6.20% p.a. The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on June 21 and December 21, beginning June 21, 2012. iii. Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantee and after all the other unsecured creditors have been satisfied. 330

Type: Subordinated. Please see item “vii” – Other relevant characteristics. Any restrictions imposed on the issuer with respect to: the distribution of dividends: Not applicable. the disposal of certain assets: Not applicable. the contracting of new debts: Not applicable. the issue of new securities: Not applicable. corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assumes all obligations under the Note; (b) no Default Event had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. vi. Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for any other modification that does not substantially affect the rights of the holders of the Subordinated Notes.The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible. Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed upon, and the subordination of these Notes. vii. Other relevant characteristics: The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444. The Subordinated Notes were established by an Amended and restated Trust Deed dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. The Subordinated Notes described herein were issued and distributed by means of the reopening of the fourth issue of Subordinated Notes and they are the second series of the fourth issue of Notes under the Trust Deed. The Subordinated Notes issued in the first series and the Notes issued in the second series of the fourth issue will share the same CUSIP and ISIN codes and will be fungible with each other from March 4, 2012. Of the total amount of the second series of the fourth issue of Subordinated Notes, US$50,000,000.00 comes from the exercise by the Issuer of an extended sale option in the Asian market, as expected by the Final Terms of the Notes. The Subordinated Notes are issued solely as book-entry notes. The Subordinated Notes were offered by a syndicate of Dealers of the operation, under an Amended and restated Dealer Agreement dated March 17, 2011, as amended from time to time. The Dealers of this issue are Itaú BBA USA Securities, Inc., J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated. An authorization of the Luxembourg Stock Exchange was obtained for the Notes issued under the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes of the second series of the fourth issue was January 24, 2012. The first day of listing of the Subordinated Notes of the first series of the fourth issue was June 21, 2011. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item “f” – Restrictions on outstanding securities. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets. 331

Subject to the authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings. Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer. Fifth Issue a. Identification of the security, indicating the jurisdiction: Medium-Term Notes (“Notes”) The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the Principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter. Total face value: US$1,250,000,000.00 Issue date: March 19, 2012. e. Debt balance on December 31, 2021: R$7,086,739,573.76 Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, but not limited to, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes. Convertibility into shares: Not applicable. Possibility of redemption: Yes, as follows. Cases for redemption: Early redemption of Subordinated Notes for tax reasons: Subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes may be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain tax conditions. Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as falling into Tier II of the Referential Equity. The Subordinated Notes may not be early redeemed at the holders’ discretion. The Subordinated Notes will be cancelled in all the aforementioned cases. Formula for calculating the redemption amount: Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00. When the securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions The maturity date of the Notes is March 19, 2022. If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third (1/3) of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, will inform the Issuer of the accelerated maturity of the Notes, and the payment for which will become immediately enforceable, subject to the terms governing the calculation of the early redemption amount. If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligation arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a court-supervised reorganization or bankruptcy plan or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days from their submission. 332

The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination. ii. Interest: These are fixed-rate Subordinated Notes and the interest rate of which is 5.65% p.a. The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on March 19 and September 19, beginning September 19, 2012. Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantee and after all the other unsecured creditors have been satisfied. Type: Subordinated. Please see item “vii” – Other relevant characteristics. Any restrictions imposed on the issuer with respect to: the distribution of dividends: Not applicable. the disposal of certain assets: Not applicable. the contracting of new debts: Not applicable. the issue of new securities: Not applicable. corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assumes all obligations under the Note; (b) no Default Event had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. vi. Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for any other modification that does not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible. Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed upon, and the subordination of these Notes. vii. Other relevant characteristics: The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444. The Subordinated Notes were established by an Amended and restated Trust Deed dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. The Subordinated Notes are issued solely as book-entry notes. The Subordinated Notes were offered by a syndicate of Dealers of the operation, under an Amended and restated Dealer Agreement dated March 17, 2011, as amended from time to time. The Dealers of this issue are Itaú BBA Securities, Inc., J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated. An authorization of the Luxembourg Stock Exchange was obtained for the Notes issued under the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was March 19, 2012. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item “f” – Restrictions on outstanding securities. 333

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets. Subject to the authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings. Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer. Sixth Issue a. Identification of the security, indicating the jurisdiction: Medium-Term Notes (“Notes”) The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the Principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter. Total face value: US$1,375,000,000.00 Issue date: August 06, 2012. Debt balance on December 31, 2021: R$7,841,552,096.63 Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, but not limited to, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes. Convertibility into shares: Not applicable. Possibility of redemption: Yes, as follows. Cases for redemption: Early redemption of Subordinated Notes for tax reasons: Subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes may be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain tax conditions. Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as falling into Tier II of the Referential Equity. The Subordinated Notes may not be early redeemed at the holders’ discretion. The Subordinated Notes will be cancelled in all the aforementioned cases. Formula for calculating the redemption amount: Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00. When the securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions The maturity date of the Notes is August 6, 2022. If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third (1/3) of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, will inform the Issuer of the accelerated maturity of the Notes, and the payment for which will become immediately enforceable, subject to the terms governing the calculation of the early redemption amount. If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligation arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a court- 334 supervised reorganization or bankruptcy plan or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days from their submission. The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination. ii. Interest: These are fixed-rate Subordinated Notes and the interest rate of which is 5.50% p.a. The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on February 6 and August 6, beginning February 6, 2013. iii. Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantee and after all the other unsecured creditors have been satisfied. iv. Type: Subordinated. Please see item “J” – Other relevant characteristics. Any restrictions imposed on the issuer with respect to: the distribution of dividends: Not applicable. the disposal of certain assets: Not applicable. the contracting of new debts: Not applicable. the issue of new securities: Not applicable. corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assumes all obligations under the Note; (b) no Default Event had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. vi. Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for any other modification that does not substantially affect the rights of the holders of the Subordinated Notes.The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible. Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed upon, and the subordination of these Notes. vii. Other relevant characteristics: The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444. The Subordinated Notes were established by an Amended and restated Trust Deed dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. Of the total amount of the sixth issue of Subordinated Notes, US$125,000,000.00 comes from the exercise by the Issuer of an extended sale option in the Asian market, as expected by the Final Terms of the Notes. The Subordinated Notes are issued solely as book-entry notes. The Subordinated Notes were offered by a syndicate of Dealers of the operation, under an Amended and restated Dealer Agreement dated March 17, 2011, as amended from time to time. The Dealers of this issue are Itaú BBA Securities, Inc., J.P. Morgan Securities LLC and Standard Chartered Bank. An authorization of the Luxembourg Stock Exchange was obtained for the Notes issued under the scope of the Program to be 335 admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was August 6, 2012. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item “f” – Restrictions on outstanding securities. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets. Subject to the authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings. Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer. Seventh Issue a. Identification of the security, indicating the jurisdiction: Medium-Term Notes (“Notes”) The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the Principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter. Total face value: US$1,870,000,000.00 Issue date: November 13, 2012. Debt balance on December 31, 2021: R$10.500.900.774,60 Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, but not limited to, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes. Convertibility into shares: Not applicable. Possibility of redemption: Yes, as follows. Cases for redemption: Early redemption of Subordinated Notes for tax reasons: Subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes may be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain tax conditions. Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as falling into Tier II of the Referential Equity. The Subordinated Notes may not be early redeemed at the holders’ discretion. The Subordinated Notes will be cancelled in all the aforementioned cases. Formula for calculating the redemption amount: Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00. When the securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions The maturity date of the Notes is May 13, 2023. If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third (1/3) of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, will 336 inform the Issuer of the accelerated maturity of the Notes, and the payment for which will become immediately enforceable, subject to the terms governing the calculation of the early redemption amount. If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligation arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a court-supervised reorganization or bankruptcy plan or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days from their submission. The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination. ii. Interest: These are fixed-rate Subordinated Notes and the interest rate of which is 5.125% p.a. The payments of principal and interest will be made by The Bank of New York Mellon, London and New York branches, and The Bank of New York Mellon (Luxembourg) S.A. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on May 13 and November 13, beginning May 13, 2013. iii. Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantee and after all the other unsecured creditors have been satisfied. iv. Type: Subordinated. Please see item “J” – Other relevant characteristics. Any restrictions imposed on the issuer with respect to: the distribution of dividends: Not applicable. the disposal of certain assets: Not applicable. the contracting of new debts: Not applicable. the issue of new securities: Not applicable. corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assumes all obligations under the Note; (b) no Default Event had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. vi. Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for any other modification that does not substantially affect the rights of the holders of the Subordinated Notes.The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible. Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed upon, and the subordination of these Notes. vii. Other relevant characteristics: The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444. The Subordinated Notes were established by an Amended and restated Trust Deed dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. Of the total amount of the seventh issue of Subordinated Notes, US$170,000,000.00 comes from the exercise by the Issuer of an extended sale option in the Asian market, as expected by the Final Terms of the Notes. 337

The Subordinated Notes are issued solely as book-entry notes. The Subordinated Notes were offered by a syndicate of Dealers of the operation, under an Amended and restated Dealer Agreement dated March 17, 2011, as amended from time to time. The Dealers of this issue are Banco Itaú BBA International, S.A. – London Branch, BB Securities Ltd., J.P. Morgan Securities LLC and Santander Investment Securities Inc. An authorization of the Luxembourg Stock Exchange was obtained for the Notes issued under the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was November 13, 2012. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item “f” – Restrictions on outstanding securities. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets. Subject to the authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings. Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer. 338

Eighth Issue a. Identification of the security, indicating the jurisdiction: Medium-Term Senior Notes (“Notes”) The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the Principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter. Total face value: US$1,050,000,000.00 Issue date: May 26, 2015. Debt balance on December 31, 2021: Notes matured on May 26, 2018 Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, but not limited to, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes. Convertibility into shares: Not applicable. Possibility of redemption: Yes, as follows. Cases for redemption: Early redemption of Notes for tax reasons: The Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain tax conditions. The Notes may not be early redeemed at the holders’ discretion. The Notes will be cancelled in all the aforementioned case. Formula for calculating the redemption amount: Early redemption of Notes for tax reasons: 100% of the denominated value of US$1,000.00. When the securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions The maturity date of the Notes is May 26, 2018. If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third (1/3) of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, will inform the Issuer of the accelerated maturity of the Notes, and the payment for which will become immediately enforceable, subject to the terms governing the calculation of the early redemption amount. Should the Issuer (a) suspend the payment of the principal value and/or interest in relation to the Notes on the dates on which such principal value and/or interest became due, except, in the case of principal values, if this non-payment event persists for a period of three days and, in the case of interest, for a period of tem days, (b) fail to comply with one or more of its other material obligations as defined for the respective series or in accordance with the Trust Deed and this non-performance persists for a period of 30 days after receiving written notice of this non-compliance from the Trustee, (c) (i) elect the early maturity of any debt or the debt of any one of its material subsidiaries and this early maturity be overdue at least two business days, or (ii) fail to make payment of values relating to its debt and the duration of the non-payment event be at least two business days, (d) (i) be wound up (except when related to a merger or corporate reorganization not involving bankruptcy or insolvency and conditional on the legal successor of the Issuer assuming the obligations pertaining to the Notes), (ii) suspend the payment or becomes unable to honor its debts, (iii) propose a court-supervised reorganization or bankruptcy plan or promote any other action which implies a change to the payment conditions of its debts, or (iv) should bankruptcy proceedings be proposed by third parties against the Issuer, conditional on these actions not being suspended within sixty (60) days of their submission. In case of any of the events (a), (b) and (c) above, an event of default will occur only if the aggregate amount of the Debt with respect to which any of the events mentioned in the above items has occurred is equal to or higher than the amount equivalent to 0.8% of the Issuer’s reference equity for the most recent fiscal quarter. Holders of Notes representing two-thirds of the total face value of the Notes affected by the above events may revoke the early maturity following notification of this early maturity. ii. Interest: These are fixed-rate Notes and the interest rate of which is 2.85% p.a. The payments of principal and interest will be made by The Bank of New York Mellon. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on May 26 and November 26, beginning November 26, 2015. Guarantees: Not applicable. Type: 339

Unsecured. Any restrictions imposed on the issuer with respect to: the distribution of dividends: Not applicable. the disposal of certain assets: Not applicable. the contracting of new debts: Not applicable. the issue of new securities: Not applicable. corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assumes all obligations under the Note; (b) no Default Event had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. vi. Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) to add obligations to the Issuer, for the benefit of the holders of the Notes, or withdraw some right or power granted to the Issuer; (vi) to add guarantees to the Notes; (vii) that are made in conformity with an allowed corporate restructuring process; (viii) that are made for any other modification that does not substantially affect the rights of the holders of the Notes. The changes will be communicated to the holders of the Notes by the Trustee as soon as possible. vii. Other relevant characteristics: The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all the Issuer’s current and future unsecured obligations. The Notes were established by an Amended and restated Trust Deed dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. The Notes are issued solely as book-entry notes. The Notes were offered by a syndicate of Dealers of the operation, under an Amended and restated Dealer Agreement dated March 17, 2011, as amended from time to time. The Dealers of this issue are BB Securities Ltd.; Citigroup Global Markets Inc.; Itaú BBA International plc; Merrill Lynch, Pierce, Fenner & Smith Incorporated; and Santander Investment Securities Inc. An authorization of the Luxembourg Stock Exchange was obtained for the Notes issued under the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the eighth series Notes was on May 26, 2015. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item “f” – Restrictions on outstanding securities. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets. Ninth Issue a. Identification of the security, indicating the jurisdiction: Tier 1 Subordinated Notes (“Notes”) The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the Principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter. Total face value: US$1,250,000,000.00 Issue date: December 12, 2017. Debt balance on December 31, 2021: R$6,998,174,677.42 Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, but not limited to, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes. 340

Convertibility into shares: Not applicable. Possibility of redemption: Yes, as follows. Cases for redemption: Early redemption of Notes for tax reasons: Subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes, in their totality and as from the fifth anniversary of their issue, upon prior notice to the holders of the Notes and subject to certain tax conditions. Early redemption of Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality at any time, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. Early redemption of Notes at the issuer’s discretion: Subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes in their totality and as from the fifth anniversary of their issue, upon prior notice to the holders of the Notes. The Notes may not be early redeemed at the holders’ discretion. The Notes will be cancelled in all the aforementioned cases. Formula for calculating the redemption amount: Early redemption of Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00. Early redemption of Notes at the issuer’s discretion: 100% of the denominated value of US$1,000.00. When the securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions Perpetual notes with no maturity date. Should the Issuer fail to pay any amount due on the Notes and this failure to pay continues for more than 15 days (unless this payment had been suspended or extinguished under the terms of the applicable regulation – see item “vii”” – Other relevant characteristics), or should the Issuer fail to pay the redemption amount of the Notes on the redemption date, the Trustee of the holders of the Notes, if so instructed by at least one third (1/3) – calculated at the face value of the Notes – of the holders of the Notes, subject to the provision of guarantees, reimbursement or advance of expenses, file legal proceedings in any court, but not be able to declare the early maturity of the Notes or any other legal remedy, including collection actions or execution actions for unpaid amounts. Should the Issuer be dissolved or wound up or should liquidation or bankruptcy proceedings be initiated, the Notes will be early matured to allow the liability arising from the Notes to be included in these proceedings, it being clear that the payment of the Notes should observe the terms of subordination. The early maturity provided for herein (i) will not be applicable in the event of the winding up of the Issuer in connection with a merger or corporate reorganization not involving bankruptcy or insolvency and provided that this operation is previously approved by the Central Bank of Brazil and the legal successor of the Issuer assumes the obligations arising from the Notes, and (ii) will not be considered a Default Event and will not give rise to the early maturity of any other debt or financial instrument to which the Issuer is a party. ii. Interest: The Notes are subject to a fixed interest rate of 6.125% p.a., which will be effective until the fifth anniversary of their issue. As from this date, inclusive, the interest rate will be recalculated every five years based on the interest rate of the U.S. Treasury Bonds for the same period. The payments of principal and interest will be made by The Bank of New York Mellon, London and New York branches, and The Bank of New York Mellon (Luxembourg) S.A. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on June 12 and December 12, beginning June 12, 2018. iii. Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantee and after all the other unsecured creditors have been satisfied. iv. Type: Subordinated. Please see item “vii” – Other relevant characteristics. Any restrictions imposed on the issuer with respect to: the distribution of dividends: Not applicable; however, the amounts due to the holders of the Notes should be paid with the funds available for the distribution of profit (including dividends) of the Issuer (see item “vii—Other relevant characteristics”). the disposal of certain assets: Not applicable. the contracting of new debts: Not applicable. the issue of new securities: Not applicable. corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assumes all obligations under the Note; (b) no Default Event had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. 341

vi. Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for any other modification that does not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Notes by the Trustee at its discretion. Additionally, the Issuer may change the terms and conditions applicable to the Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Notes may be considered as included in Tier I of the Referential Equity, in accordance with CMN Resolution No. 4,192 of March 1, 2013 (“Resolution No. 4,192”), as amended from time to time. The Issuer may not make any change that implies modification to the interest rate of the Notes, the amount of the outstanding Notes, the payment dates of interest and the subordination of these Notes. vii. Other relevant characteristics: The Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering some exceptions that may be provided for in legislation, the same payment preference as all current and future subordinated obligations that compose the Additional Tier I Capital of the Issuer and with no guarantee of the Issuer, in accordance with Resolution No. 4,192. The Notes were established by an Amended and restated Trust Deed dated August 4, 2016, entered into by the Issuer and The Bank of New York Mellon, in the capacity of Trustee of the holders of the Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. The Notes are issued solely as book-entry notes. The Notes were offered by a syndicate of Dealers of the operation, under an Amended and restated Dealer Agreement dated August 4, 2016, as amended from time to time. The Dealers of this issue are BB Securities Ltd., Itau BBA International plc, J.P. Morgan Securities LL, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Standard Chartered Bank. An authorization of the Luxembourg Stock Exchange was obtained for the Notes issued under the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was December 12, 2017. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item “f” – Restrictions on outstanding securities. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets. Subject to authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Notes nor be computed for quorum purposes in these meetings. Any remuneration payment due to the holders of the Notes may be suspended: (i) in the event that the payment of this remuneration exceeds the funds available for this purpose; (ii) in the same proportion of the restriction imposed by the Central Bank of Brazil to the distribution of dividends or other results related to the Issuer’s shares, (iii) in the event the Issuer is unable to comply with given capital levels or the payment results in non-compliance with the minimum capital requirements of the regulation of the National Monetary Council. Any remuneration that is not paid as a result of this suspension will be deemed extinguished and this extinction will not be deemed a Default Event or another factor that gives rise to debt acceleration in any legal business in which the Issuer takes part. The Notes may be permanently extinguished in the event that (i) some of the Issuer’s operational limits drop below the amount required by the regulation of the National Monetary Council; (ii) a commitment to allocate public resources to the Issuer is executed in accordance with applicable legislation, (iii) the Central Bank of Brazil determines either a special temporary administration system or intervention in the Issuer, or (iv) the Central Bank of Brazil determines the extinction of the Notes according to the criteria established in a specific regulation issued by the National Monetary Council. The extinction of the Notes will not be deemed a Default Event or another factor that gives rise to debt acceleration in any legal business in which the Issuer takes part. Tenth Issue a. Identification of the security, indicating the jurisdiction: Tier 1 Subordinated Notes (“Notes”) 342

The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the Principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter. Total face value: US$750,000,000.00 Issue date: March 19, 2018. Debt balance on December 31, 2021: R$4,262,455,657.65 Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, but not limited to, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes. Convertibility into shares: Not applicable. Possibility of redemption: Yes, as follows. Cases for redemption: Early redemption of Notes for tax reasons: Subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes, in their totality and as from the fifth anniversary of their issue, upon prior notice to the holders of the Notes and subject to certain tax conditions. Early redemption of Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality at any time, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. Early redemption of Notes at the issuer’s discretion: Subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes in their totality and as from the fifth anniversary of their issue, upon prior notice to the holders of the Notes. The Notes may not be early redeemed at the holders’ discretion. The Notes will be cancelled in all the aforementioned cases. Formula for calculating the redemption amount: Early redemption of Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00. Early redemption of Notes at the issuer’s discretion: 100% of the denominated value of US$1,000.00. When the securities are debt-related, please indicate, when applicable: ii. Maturity, including early maturity conditions Perpetual notes with no maturity date. Should the Issuer fail to pay any amount due on the Notes and this failure to pay continues for more than 15 days (unless this payment had been suspended or extinguished under the terms of the applicable regulation – see item “vii”” – Other relevant characteristics), or should the Issuer fail to pay the redemption amount of the Notes on the redemption date, the Trustee of the holders of the Notes, if so instructed by at least one third (1/3) – calculated at the face value of the Notes – of the holders of the Notes, subject to the provision of guarantees, reimbursement or advance of expenses, file legal proceedings in any court, but not be able to declare the early maturity of the Notes or any other legal remedy, including collection actions or execution actions for unpaid amounts. Should the Issuer be dissolved or wound up or should liquidation or bankruptcy proceedings be initiated, the Notes will be early matured to allow the liability arising from the Notes to be included in these proceedings, it being clear that the payment of the Notes should observe the terms of subordination. The early maturity provided for herein (i) will not be applicable in the event of the winding up of the Issuer in connection with a merger or corporate reorganization not involving bankruptcy or insolvency and provided that this operation is previously approved by the Central Bank of Brazil and the legal successor of the Issuer assumes the obligations arising from the Notes, and (ii) will not be considered a Default Event and will not give rise to the early maturity of any other debt or financial instrument to which the Issuer is a party. iii. Interest: The Notes are subject to a fixed interest rate of 6.50% p.a., which will be effective until the fifth anniversary of their issue. As from this date, inclusive, the interest rate will be recalculated every five years based on the interest rate of the U.S. Treasury Bonds for the same period. The payments of principal and interest will be made by The Bank of New York Mellon, London and New York branches, and The Bank of New York Mellon (Luxembourg) S.A. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on March 19 and September 19, beginning September 19, 2018. iv. Guarantees: 343

Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantee and after all the other unsecured creditors have been satisfied. v. Type: Subordinated. Please see item “vii” – Other relevant characteristics. Any restrictions imposed on the issuer with respect to: the distribution of dividends: Not applicable; however, the amounts due to the holders of the Notes should be paid with the funds available for the distribution of profit (including dividends) of the Issuer (see item “vii—Other relevant characteristics”). the disposal of certain assets: Not applicable. the contracting of new debts: Not applicable. the issue of new securities: Not applicable. corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assumes all obligations under the Note; (b) no Default Event had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. vii. Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for any other modification that does not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Notes by the Trustee at its discretion. Additionally, the Issuer may change the terms and conditions applicable to the Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Notes may be considered as included in Tier I of the Referential Equity, in accordance with CMN Resolution No. 4,192 of March 1, 2013 (“Resolution No. 4,192”), as amended from time to time. The Issuer may not make any change that implies modification to the interest rate of the Notes, the amount of the outstanding Notes, the payment dates of interest and the subordination of these Notes. viii. Other relevant characteristics: The Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering some exceptions that may be provided for in legislation, the same payment preference as all current and future subordinated obligations that compose the Additional Tier I Capital of the Issuer and with no guarantee of the Issuer, in accordance with Resolution No. 4,192. The Notes were established by an Amended and restated Trust Deed dated August 4, 2016, entered into by the Issuer and The Bank of New York Mellon, in the capacity of Trustee of the holders of the Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. The Notes are issued solely as book-entry notes. The Notes were offered by a syndicate of Dealers of the operation, under an Amended and restated Dealer Agreement dated August 4, 2016, as amended from time to time. The Dealers of this issue are BB Securities Ltd., BNP Paribas Securities Corp., Merrill Lynch, Pierce, Fenner & Smith Inc., HSBC Securities (USA) Inc. and Itau BBA USA Securities, Inc. An authorization of the Luxembourg Stock Exchange was obtained for the Notes issued under the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was March 19, 2018. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item “f” – Restrictions on outstanding securities. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets. Subject to authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Notes nor be computed for quorum purposes in these meetings. Any remuneration payment due to the holders of the Notes may be suspended: (i) in the event that the payment of this remuneration exceeds the funds available for this purpose; (ii) in the same proportion of the 344 restriction imposed by the Central Bank of Brazil to the distribution of dividends or other results related to the Issuer’s shares, (iii) in the event the Issuer is unable to comply with given capital levels or the payment results in non-compliance with the minimum capital requirements of the regulation of the National Monetary Council. Any remuneration that is not paid as a result of this suspension will be deemed extinguished and this extinction will not be deemed a Default Event or another factor that gives rise to debt acceleration in any legal business in which the Issuer takes part. The Notes may be permanently extinguished in the event that (i) some of the Issuer’s operational limits drop below the amount required by the regulation of the National Monetary Council; (ii) a commitment to allocate public resources to the Issuer is executed in accordance with applicable legislation, (iii) the Central Bank of Brazil determines either a special temporary administration system or intervention in the Issuer, or (iv) the Central Bank of Brazil determines the extinction of the Notes according to the criteria established in a specific regulation issued by the National Monetary Council. The extinction of the Notes will not be deemed a Default Event or another factor that gives rise to debt acceleration in any legal business in which the Issuer takes part. Eleventh Issue a. Identification of the security, indicating the jurisdiction: Tier II Subordinated Notes (“Notes”). The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the Principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter. Total face value: US$750,000,000.00. Issue date: November 21, 2019. Debt balance on December 31, 2021: R$4,206,301,875.00 Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, but not limited to, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes. Convertibility into shares: Not applicable. Possibility of redemption: Yes, as follows. Cases for redemption: Early redemption of Notes at the issuer’s discretion: On the fifth anniversary of the issue date, subject to prior authorization by the Central Bank of Brazil, the Issuer may redeem the Notes, always in their totality. Early redemption of Notes for tax reasons: As from the fifth anniversary of the issue date, subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Notes will be redeemed at the Issuer`s discretion, always in their totality, upon prior notice to the holders of the Notes and subject to certain tax conditions. Early redemption of Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes should there be a regulatory event. A regulatory event is defined as a written notice from the Central Bank of Brazil or any other Brazilian regulatory authority, stating that the Notes are no longer classified as falling into Tier II of the Referential Equity. The Notes may not be early redeemed at the holders’ discretion. The Notes will be cancelled in all the aforementioned cases. Formula for calculating the redemption amount: Early redemption of Notes at the issuer’s discretion: 100% of the denominated value of US$1,000.00. Early redemption of Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00. When the securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions The maturity date of the Notes is November 21, 2029. If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third (1/3) of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, will inform the Issuer of the accelerated maturity of the Notes, and the payment for which will become immediately enforceable, subject to the terms governing the calculation of the early redemption amount. If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligation arising from 345 the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a court-supervised reorganization or bankruptcy plan or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days from their submission. The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Notes should observe the terms of subordination. ii. Interest: These are fixed-rate Subordinated Notes, of which interest rate is 4.5% p.a. until the fifth anniversary of the issue date. On the fifth anniversary of the issue date, the interest rate will be recalculated based on the prevailing interest rate on the U.S. Treasury Bonds for the same period plus the Credit Spread (equal to 2.822%). The payments of principal and interest will be made by The Bank of New York Mellon, London and New York branches, and The Bank of New York Mellon (Luxembourg) S.A. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on May 21 and November 21, beginning May 21, 2020. iii. Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantee and after all the other unsecured creditors have been satisfied. iv. Type: Subordinated. See item “xii” – Other relevant characteristics. Any restrictions imposed on the issuer with respect to: the distribution of dividends: Not applicable. the disposal of certain assets: Not applicable. the contracting of new debts: Not applicable. the issue of new securities: Not applicable. corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assumes all obligations under the Note; (b) no Default Event had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. vi. Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are only related to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for any other modification that does substantially affect the rights of the holders of the Notes. The changes will be communicated to the holders of the Notes by the Trustee as soon as possible. Additionally, the Issuer may change the terms and conditions applicable to the Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 4,192 of March 1, 2013 (“Resolution No. 4,192”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed upon, and the subordination of these Notes. vii. Other relevant characteristics: The Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for tier 1 debt obligations to stockholders). The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering some exceptions that may be provided for in legislation, the same payment preference as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 4,192. The Subordinated Notes were established by an Amended and restated Trust Deed dated August 4, 2016, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. The Subordinated Notes are issued solely as book-entry notes. The Subordinated Notes were offered by a syndicate of Dealers of the operation, under an Amended and restated Dealer Agreement dated August 4, 2016, as amended from time to time. The Dealers of this issue are Itau BBA USA Securities, Inc, BB Securities Limited, J.P. Morgan Securities LLC Goldman Sachs & Co.LLC and HSBC Securities (USA) Inc. An authorization of the Luxembourg Stock Exchange was obtained for the 346

Notes issued under the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was November 21, 2019. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item “f” – Restrictions on outstanding securities. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets. Subject to authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Notes nor be computed for quorum purposes in these meetings. Twelfth Issue a. Identification of the security, indicating the jurisdiction: Senior Notes (“Notes”). The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the Principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter. Total face value: US$1,000,000,000.00 Issue date: January 24, 2020. Debt balance on December 31, 2021: R$5,209,820,515.85 Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, but not limited to, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes. Convertibility into shares: Not applicable. Possibility of redemption: Yes, as follows. Cases for redemption: Early redemption of Notes for tax reasons: The Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain tax conditions. The Notes may not be early redeemed at the holders’ discretion. The Notes will be cancelled in all the aforementioned case. Formula for calculating the redemption amount: Early redemption of Notes for tax reasons: 100% of the denominated value of US$1,000.00. When the securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions The maturity date of the Notes is January 24, 2023. If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third (1/3) of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, will inform the Issuer of the accelerated maturity of the Notes, and the payment for which will become immediately enforceable, subject to the terms governing the calculation of the early redemption amount. Should the Issuer (a) suspend the payment of the principal value and/or interest in relation to the Notes on the dates on which such principal value and/or interest became due, except, in the case of principal values, if this non-payment event persists for a period of three days and, in the case of interest, for a period of tem days, (b) fail to comply with one or more of its other material obligations as defined for the respective series or in accordance with the Trust Deed and this non-performance persists for a period of 30 days after receiving written notice of this non-compliance from the Trustee, (c) (i) elect the early maturity of any debt or the debt of any one of its material subsidiaries and this early maturity be overdue at least two business days, or (ii) fail to make payment of values relating to its debt and the duration of the non-payment event be at least two business days, (d) (i) be wound up (except when related to a merger or corporate reorganization not involving bankruptcy or insolvency and conditional on the legal successor of the Issuer assuming the obligations pertaining to the Notes), (ii) suspend the payment or becomes unable to honor its debts, (iii) propose a court-supervised reorganization or bankruptcy plan or promote any other action which implies a change to the payment conditions of its debts, or (iv) should bankruptcy proceedings be proposed by third 347 parties against the Issuer, conditional on these actions not being suspended within sixty (60) days of their submission. In case of any of the events (a), (b) and (c) above, an event of default will occur only if the aggregate amount of the Debt with respect to which any of the events mentioned in the above items has occurred is equal to or higher than the amount equivalent to 0.8% of the Issuer’s reference equity for the most recent fiscal quarter. Holders of Notes representing two-thirds of the total face value of the Notes affected by the above events may revoke the early maturity following notification of this early maturity. ii. Interest: These are fixed-rate Notes and the interest rate of which is 2.9% p.a. The payments of principal and interest will be made by The Bank of New York Mellon. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on January 24 and July 24, beginning July 24, 2020. Guarantees: Not applicable. Type: Unsecured. Any restrictions imposed on the issuer with respect to: the distribution of dividends: Not applicable. the disposal of certain assets: Not applicable. the contracting of new debts: Not applicable. the issue of new securities: Not applicable. corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assumes all obligations under the Note; (b) no Default Event had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. vi. Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) to add obligations to the Issuer, for the benefit of the holders of the Notes, or withdraw some right or power granted to the Issuer; (vi) to add guarantees to the Notes; (vii) that are made in conformity with an allowed corporate restructuring process; (viii) that are made for any other modification that does not substantially affect the rights of the holders of the Notes. The changes will be communicated to the holders of the Notes by the Trustee as soon as possible. vii. Other relevant characteristics: The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all the Issuer’s current and future unsecured obligations. The Notes were established by an Amended and restated Trust Deed dated August 4, 2016, entered into by the Issuer and The Bank of New York Mellon, in the capacity of Trustee of the holders of the Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. The Notes are issued solely as book-entry notes. The Notes were offered by a syndicate of Dealers of the operation, under an Amended and restated Dealer Agreement dated August 04, 2016, as amended from time to time. The Dealers of this issue are BofA Securities, Inc.; Santander Investment Securities, Inc.; Itaú BBA USA Securities, Inc. and J.P. Morgan Securities LLC. An authorization of the Luxembourg Stock Exchange was obtained for the Notes issued under the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes of the twelfth series was January 24, 2020. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item “f” – Restrictions on outstanding securities. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets. Thirteenth Issue a. Identification of the security, indicating the jurisdiction: Senior Notes (“Notes”). 348

The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the Principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter. Total face value: US$500,000,000.00 Issue date: January 24, 2020. Debt balance on December 31, 2021: R$2,675,156,782.54 Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, but not limited to, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes. Convertibility into shares: Not applicable. Possibility of redemption: Yes, as follows. Cases for redemption: Early redemption of Notes for tax reasons: The Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain tax conditions. The Notes may not be early redeemed at the holders’ discretion. The Notes will be cancelled in all the aforementioned case. Formula for calculating the redemption amount: Early redemption of Notes for tax reasons: 100% of the denominated value of US$1,000.00. When the securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions The maturity date of the Notes is January 24, 2025. If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third (1/3) of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, will inform the Issuer of the accelerated maturity of the Notes, and the payment for which will become immediately enforceable, subject to the terms governing the calculation of the early redemption amount. Should the Issuer (a) suspend the payment of the principal value and/or interest in relation to the Notes on the dates on which such principal value and/or interest became due, except, in the case of principal values, if this non-payment event persists for a period of three days and, in the case of interest, for a period of tem days, (b) fail to comply with one or more of its other material obligations as defined for the respective series or in accordance with the Trust Deed and this non-performance persists for a period of 30 days after receiving written notice of this non-compliance from the Trustee, (c) (i) elect the early maturity of any debt or the debt of any one of its material subsidiaries and this early maturity be overdue at least two business days, or (ii) fail to make payment of values relating to its debt and the duration of the non-payment event be at least two business days, (d) (i) be wound up (except when related to a merger or corporate reorganization not involving bankruptcy or insolvency and conditional on the legal successor of the Issuer assuming the obligations pertaining to the Notes), (ii) suspend the payment or becomes unable to honor its debts, (iii) propose a court-supervised reorganization or bankruptcy plan or promote any other action which implies a change to the payment conditions of its debts, or (iv) should bankruptcy proceedings be proposed by third parties against the Issuer, conditional on these actions not being suspended within sixty (60) days of their submission. In case of any of the events (a), (b) and (c) above, an event of default will occur only if the aggregate amount of the Debt with respect to which any of the events mentioned in the above items has occurred is equal to or higher than the amount equivalent to 0.8% of the Issuer’s reference equity for the most recent fiscal quarter. Holders of Notes representing two-thirds of the total face value of the Notes affected by the above events may revoke the early maturity following notification of this early maturity. ii. Interest: These are fixed-rate Notes and the interest rate of which is 3.250% p.a. The payments of principal and interest will be made by The Bank of New York Mellon. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on January 24 and July 24, beginning July 24, 2020. Guarantees: Not applicable. Type: Unsecured. Any restrictions imposed on the issuer with respect to: 349 the distribution of dividends: Not applicable. the disposal of certain assets: Not applicable. the contracting of new debts: Not applicable. the issue of new securities: Not applicable. corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assumes all obligations under the Note; (b) no Default Event had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. vi. Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) to add obligations to the Issuer, for the benefit of the holders of the Notes, or withdraw some right or power granted to the Issuer; (vi) to add guarantees to the Notes; (vii) that are made in conformity with an allowed corporate restructuring process; (viii) that are made for any other modification that does not substantially affect the rights of the holders of the Notes. The changes will be communicated to the holders of the Notes by the Trustee as soon as possible. vii. Other relevant characteristics: The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all the Issuer’s current and future unsecured obligations. The Notes were established by an Amended and restated Trust Deed dated August 4, 2016, entered into by the Issuer and The Bank of New York Mellon, in the capacity of Trustee of the holders of the Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. The Notes are issued solely as book-entry notes. The Notes were offered by a syndicate of Dealers of the operation, under an Amended and restated Dealer Agreement dated August 4, 2016, as amended from time to time. The Dealers of this issue are BofA Securities, Inc.; Santander Investment Securities, Inc.; Itaú BBA USA Securities, Inc. and J.P. Morgan Securities LLC. An authorization of the Luxembourg Stock Exchange was obtained for the Notes issued under the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes of the thirteenth series was January 24, 2020. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item “f” – Restrictions on outstanding securities. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets. Fourteenth Issue a. Identification of the security, indicating the jurisdiction: Tier 1 Subordinated Notes (“Notes”) The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the Principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter. Total face value: US$700,000,000.00. Issue date: February 27, 2020. Debt balance on December 31, 2021: R$3,968,580,327.43 Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, but not limited to, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes. Convertibility into shares: Not applicable. Possibility of redemption: Yes, as follows. 350

Cases for redemption: Early redemption of Notes at the issuer’s discretion: On the fifth anniversary of the issue date or on any payment date of interest, as from the fifth anniversary of the issue date, subject to prior authorization by the Central Bank of Brazil, the Issuer may redeem the Notes, always in their totality Early redemption of Notes for tax reasons: As from the fifth anniversary of the issue date, subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Notes will be redeemed at the Issuer`s discretion, always in their totality, upon prior notice to the holders of the Notes and subject to certain tax conditions. Early redemption of Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes, always in their totality, should there be a regulatory event. A regulatory event is defined as a written notice from the Central Bank of Brazil or any other Brazilian regulatory authority, establishing that the Notes are not classified as falling into Tier I of the Referential Equity. The Notes may not be early redeemed at the holders’ discretion. The Notes will be cancelled in all the aforementioned cases. Formula for calculating the redemption amount: Early redemption of Notes at the issuer’s discretion: 100% of the denominated value of US$1,000.00. Early redemption of Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00. When the securities are debt-related, please indicate, when applicable: Maturity, including early maturity conditions Perpetual notes with no maturity date. Should the Issuer fail to pay any amount due on the Notes and this failure to pay continues for more than 15 days (unless this payment had been suspended or extinguished under the terms of the applicable regulation – see item “vii”” – Other relevant characteristics), or should the Issuer fail to pay the redemption amount of the Notes on the redemption date, the Trustee of the holders of the Notes, if so instructed by at least one third (1/3) – calculated at the face value of the Notes – of the holders of the Notes, subject to the provision of guarantees, reimbursement or advance of expenses, file legal proceedings in any court, but not be able to declare the early maturity of the Notes or any other legal remedy, including collection actions or execution actions for unpaid amounts. Should the Issuer be dissolved or wound up or should liquidation or bankruptcy proceedings be initiated, the Notes will be early matured to allow the liability arising from the Notes to be included in these proceedings, it being clear that the payment of the Notes should observe the terms of subordination. The early maturity provided for herein (i) will not be applicable in the event of the winding up of the Issuer in connection with a merger or corporate reorganization not involving bankruptcy or insolvency and provided that this operation is previously approved by the Central Bank of Brazil and the legal successor of the Issuer assumes the obligations arising from the Notes, and (ii) will not be considered a Default Event and will not give rise to the early maturity of any other debt or financial instrument to which the Issuer is a party. ii. Interest: These are fixed-rate Subordinated Notes, of which interest rate is 4.625% p.a. until the fifth anniversary of the issue date. On the fifth anniversary of the issue date, the interest rate will be recalculated based on the prevailing interest rate on the U.S. Treasury Bonds for the same period plus the Credit Spread (equal to 3.222%). The payments of principal and interest will be made by The Bank of New York Mellon, New York branch. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on February 27 and August 27, beginning August 27, 2020. iii. Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantee and after all the other unsecured creditors have been satisfied. iv. Type: Subordinated. Please see item “vii” – Other relevant characteristics. Any restrictions imposed on the issuer with respect to: the distribution of dividends: Not applicable; however, the amounts due to the holders of the Notes should be paid with the funds available for the distribution of profit (including dividends) of the Issuer (see item “vii”—Other relevant characteristics). the disposal of certain assets: Not applicable. the contracting of new debts: Not applicable. the issue of new securities: Not applicable. corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assumes all obligations under the Note; (b) no Default Event had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and 351 presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. vi. Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are only related to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for any other modification that does substantially affect the rights of the holders of the Notes. The changes will be communicated to the holders of the Notes by the Trustee as soon as possible. Additionally, the Issuer may change the terms and conditions applicable to the Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Notes may be considered as included in Tier I of the Referential Equity, in accordance with CMN Resolution No. 4,192 of March 1, 2013 (“Resolution No. 4,192”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed upon, and the subordination of these Notes. vii. Other relevant characteristics: The Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering some exceptions that may be provided for in legislation, the same payment preference as all current and future subordinated obligations that compose the Additional Tier I Capital of the Issuer and with no guarantee of the Issuer, in accordance with Resolution No. 4,192. The Subordinated Notes were established by an Amended and restated Trust Deed dated August 4, 2016, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. The Subordinated Notes are issued solely as book-entry notes. The Subordinated Notes were offered by a syndicate of Dealers of the operation, under an Amended and restated Dealer Agreement dated August 4, 2016, as amended from time to time. The Dealers of this issue are Itau BBA USA Securities, Inc, J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC, BofA Securities, Inc and Banco BTG Pactual S.A. – Cayman Branch. An authorization of the Luxembourg Stock Exchange was obtained for the Notes issued under the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was February 27, 2020. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item “f” – Restrictions on outstanding securities. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets. Subject to authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, as from the fifth anniversary of the Issue date, including on the fifth anniversary date and for any price, repurchase the Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Notes nor be computed for quorum purposes in these meetings. Any remuneration payment due to the holders of the Notes may be suspended: (i) in the event that the payment of this remuneration exceeds the funds available for this purpose; (ii) in the same proportion of the restriction imposed by the Central Bank of Brazil to the distribution of dividends or other results related to the Issuer’s shares, (iii) in the event the Issuer is unable to comply with given capital levels or the payment results in non-compliance with the minimum capital requirements of the regulation of the National Monetary Council. Any remuneration that is not paid as a result of this suspension will be deemed extinguished and this extinction will not be deemed a Default Event or another factor that gives rise to debt acceleration in any legal business in which the Issuer takes part. The Notes may be permanently extinguished in the event that (i) some of the Issuer’s operational limits drop below the amount required by the regulation of the National Monetary Council; (ii) a commitment to allocate public resources to the Issuer is executed in accordance with applicable legislation, (iii) the Central Bank of Brazil determines either a special temporary administration system or intervention in the Issuer, or (iv) the Central Bank of Brazil determines the extinction of the Notes according to the criteria established in a specific regulation issued by the National Monetary Council. The extinction of the Notes will not be deemed a Default Event or another factor that gives rise to debt acceleration in any legal business in which the Issuer takes part. 352

Fifteenth Issue a. Identification of the security, indicating the jurisdiction: Tier II Subordinated Notes (“Notes”). The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the Principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter. Total face value: US$500,000,000.00. Issue date: January 15, 2021. Debt balance on December 31, 2021: R$2,804,754,489.61 Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, but not limited to, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes. Convertibility into shares: Not applicable. Possibility of redemption: Yes, as follows. Cases for redemption: Early redemption of Notes at the issuer’s discretion: As from the fifth anniversary of the issue date (inclusive) until April 15, 2026, subject to prior authorization by the Central Bank of Brazil, the Issuer may redeem the Notes, always in their totality. Early redemption of Notes for tax reasons: As from the fifth anniversary of the issue date, subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Notes will be redeemed at the Issuer`s discretion, always in their totality, upon prior notice to the holders of the Notes and subject to certain tax conditions. Early redemption of Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes should there be a regulatory event. A regulatory event is defined as a written notice from the Central Bank of Brazil or any other Brazilian regulatory authority, stating that the Notes are no longer classified as falling into Tier II of the Referential Equity. The Notes may not be early redeemed at the holders’ discretion. The Notes will be cancelled in all the aforementioned cases. Formula for calculating the redemption amount: Early redemption of Notes at the issuer’s discretion: 100% of the denominated value of US$1,000.00. Early redemption of Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00. When the securities are debt-related, please indicate, when applicable: Maturity, including early maturity conditions The maturity date of the Notes is April 15, 2031. If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third (1/3) of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, will inform the Issuer of the accelerated maturity of the Notes, and the payment for which will become immediately enforceable, subject to the terms governing the calculation of the early redemption amount. If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligation arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a court-supervised reorganization or bankruptcy plan or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days from their submission. The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Notes should observe the terms of subordination. ix. Interest: These are fixed-rate Subordinated Notes, of which interest rate is 3.875% p.a. by April 15, 2026. The offer price of the Notes was 99.671%, resulting in a yield to investors of 3.95%. After April 15, 2026, interest rate will be recalculated based on the interest rate in force for 5-year U.S. Treasury Bonds plus Credit Spread (equal to 3.446%). Credit Spread (3.446% per year) is defined as the difference in yield between the rate for the issue of the Notes (3.95% per year) and the interest rate in force for the 5-year U.S. Treasury Bonds upon issue (0.504% per year). 353

The payments of principal and interest will be made by The Bank of New York Mellon, London and New York branches, and The Bank of New York Mellon (Luxembourg) S.A. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on April 15 and October 15, beginning April 15, 2021. The first interest period will be shorter, corresponding to the period from January 15, 2021 (inclusive) to April 15, 2021. x. Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantee and after all the other unsecured creditors have been satisfied. xi. Type: Subordinated. See item “xii” – Other relevant characteristics. Any restrictions imposed on the issuer with respect to: the distribution of dividends: Not applicable. the disposal of certain assets: Not applicable. the contracting of new debts: Not applicable. the issue of new securities: Not applicable. corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assumes all obligations under the Note; (b) no Default Event had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. xiii. Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are only related to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for any other modification that does substantially affect the rights of the holders of the Notes. The changes will be communicated to the holders of the Notes by the Trustee as soon as possible. Additionally, the Issuer may change the terms and conditions applicable to the Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 4,192 of March 1, 2013 (“Resolution No. 4,192”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed upon, and the subordination of these Notes. xiv. Other relevant characteristics: The Notes are direct, unsecured and subordinated obligations of the Issuer and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations concerning level 1 debt to stockholders). The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering some exceptions that may be provided for in legislation, the same payment preference as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 4,192. The Subordinated Notes were established by an Amended and restated Trust Deed dated August 4, 2016, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. The Subordinated Notes are issued solely as book-entry notes. The Subordinated Notes were offered by a syndicate of Dealers of the operation, under an Amended and restated Dealer Agreement dated August 4, 2016, as amended from time to time. The Dealers of this issue are Itau BBA USA Securities, Inc, Banco BTG Pactual S.A., Cayman Branch, J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC and Citigroup Global Markets Inc. An authorization of the Luxembourg Stock Exchange was obtained for the Notes issued under the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was January 15, 2021. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item “f” – Restrictions on outstanding securities. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets. 354

Subject to authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Notes nor be computed for quorum purposes in these meetings. The Issuer intends to use the net amount arising from the issue of Subordinated Notes to partially or fully finance and/or refinance existing or future social and/or green projects, as described in the Final Terms of this issue. 18.9. Describe the public offerings for distribution carried out by the issuer or third parties, including parent companies and affiliated and subsidiary companies, related to the issuer’s securities Not applicable. 18.10. Should the issuer have made a public offering of securities, indicate: a) how the funds arising from the offering were used Not applicable. There was no public offering of securities. b) if there were any material deviations between the effective use of funds and the proposed use indicated in the respective offering Not applicable. No public offering of securities was carried out. c) If there was any deviation, the reasons for such deviation Not applicable. No public offering of securities was carried out. 18.11. Describe the public offerings for acquisition carried out by the issuer related to shares issued by third parties Not applicable. 18.12. Other information considered relevant For better comparability, prices stated in item 18.4 were adjusted by earnings, including dividends and interest on capital as disclosed by Economática on March 03, 2022. 355

ITEM 19. BUYBACK PLANS AND TREASURY SECURITIES 19.2—In relation to securities held in treasury, in table format, segregated by kind, class, and type, indicate: On 01/18/2022, the item 15.1/2—Shareholding Position was updated and, as a result, we made available a line with the movement of securities held in treasury on the base date 01/18/2022. The Annual General Stockholders’ Meeting and the Extraordinary General Stockholder’s Meeting was held on 04/26/2022, we made available a line informing the event. This event has been pendent approved by BACEN. 19.3. Other significant information Additional information on items 19.2 19.2—In relation to securities held in treasury, in table format, segregated by kind, class, and type, indicate: On 01/18/2022, the item 15.1/2—Shareholding Position was updated and, as a result, we made available a line with the movement of securities held in treasury on the base date 01/18/2022. The Annual General Stockholders’ Meeting and the Extraordinary General Stockholder’s Meeting was held on 04/26/2022, we made available a line informing the event. This event has been pendent approved by BACEN. opening number; acquired number; weighted average purchase price; number sold; weighted average sale price; number cancelled; closing number; percentage in relation to outstanding securities of the same class and type. 04/26/2022 Common Shares Weighted average % in relation to outstanding Changes Numbers (Units) securities of the same class and price (R$) type Opening balance—R$ 7.97 0.0% Acquisition—Disposal—R$—Cancellation—Closing balance—0.0% Preferred shares Weighted average % in relation to outstanding Changes Numbers (Units) securities of the same class and price (R$) type Opening balance 24,244,725 R$ 24.67 0.5% Acquisition (*)—Disposal (20,605,634) R$ 21.76 Cancellation—R$—Stock split—Closing balance 3,639,091 R$ 26.78 0.1% (*) Repurchase amounts include settlement, brokerage and trading fees 356

01/18/2022 Common Shares Weighted average % in relation to outstanding Changes Numbers (Units) securities of the same class and price (R$) type Opening balance—R$ 7.97 0.0% Acquisition—Disposal—R$—Cancellation—Closing balance—R$ 7.25 0.0% Preferred shares Weighted average % in relation to outstanding Changes Numbers (Units) securities of the same class and price (R$) type Opening balance 24,244,725 R$ 24.67 0.5% Acquisition (*)—Disposal—Cancellation—R$—Stock split—Closing balance 24,244,725 R$ 26.78 0.5% (*) Repurchase amounts include settlement, brokerage and trading fees 12/31/2021 Common Shares Weighted average % in relation to outstanding Changes Numbers (Units) securities of the same class and price (R$) type Opening balance—R$ 7.97 0.0% Acquisition—Disposal—R$—Cancellation—Closing balance—R$ 7.25 0.0% Preferred shares Weighted average % in relation to outstanding Changes Numbers (Units) securities of the same class and price (R$) type Opening balance 41,678,452 R$ 24.67 0.9% Acquisition (*)—Disposal (17,433,727) R$ 21.76 Cancellation—R$—Stock split—Closing balance 24,244,725 R$ 26.78 0.5% (*) Repurchase amounts include settlement, brokerage and trading fees 357

12/31/2020 Common Shares Weighted average % in relation to outstanding Changes Numbers (Units) securities of the same class and price (R$) type Opening balance—R$ 7.97 0.0% Acquisition—Disposal—R$—Cancellation—Closing balance—R$ 7.25 0.0% Preferred shares Weighted average % in relation to outstanding Changes Numbers (Units) securities of the same class and price (R$) type Opening balance 58,533,585 R$ 24.67 1.2% Acquisition (*)—Disposal (16,855,133) R$ 21.76 Cancellation—R$—Stock split—Closing balance 41,678,452 R$ 26.78 0.9% (*) Repurchase amounts include settlement, brokerage and trading fees 12/31/2019 Common Shares Weighted average % in relation to outstanding Changes Numbers (Units) securities of the same class and price (R$) type Opening balance—R$ 7.97 0.0% Acquisition—Disposal—R$—Cancellation—Closing balance—R$ 7.25 0.0% Preferred shares Weighted average % in relation to outstanding Changes Numbers (Units) securities of the same class and price (R$) type Opening balance 83,614,426 R$ 24.67 1.8% Acquisition (*)—Disposal (25,080,841) R$ 21.76 Cancellation—R$—Stock split—Closing balance 58,533,585 R$ 26.78 1.2% (*) Repurchase amounts include settlement, brokerage and trading fees 358

ITEM 20. SECURITIES TRADING POLICY 20.1. Indicate whether the issuer adopted a trading policy for the securities issued by it by direct or indirect controlling stockholders, officers, members of the board of directors, the supervisory council or of any body with technical or advisory functions, created by a statutory provision, informing: We are subject to the rules established by the Brazilian Corporate Law and CVM Resolution No. 44/21, regarding the trading of securities issued by us. Additionally, although it has never been compulsory, since 2002 we have adopted a policy in this respect, which resulted in even more restrictive rules than those required by the regulatory body itself (CVM). We also rely on an internal compliance team whose activities include monitoring the transactions carried out by those parties adhering to the policy on the securities issued by us. Moreover, we have a Disclosure and Trading Committee (as a result of merging in 2006 the Disclosure Committee and the Trading Committee, both created in 2002), whose main duty is managing the Trading Policy for Securities Issued by Itaú Unibanco Holding (“Trading Policy”) and the Disclosure Policy for Material Acts or Facts (“Disclosure Policy”). In addition to the regulation of the Trading Policy and internal structure, some departments, because they have access to client information, have even more specific and stricter policies to avoid the undue use of insider information for personal advantage. a) policy approval body and date of approval It is incumbent upon the Board of Directors to resolve on changes in the policy, subject to recommendations made by the Disclosure and Trading Committee. The current Trading Policy was created in 2002 and its provisions are constantly reviewed to ensure consistency with the best corporate governance practices. The Policy was last revised on February 24, 2022. b) bound persons The persons bound by the Trading Policy are: i. direct or indirect controlling stockholders, either by exclusive or shared control, and officers, members of the Board of Directors, the Supervisory Council and any bodies created by a statutory provision that performs technical or advisory functions of the Issuer; ii. members of the statutory bodies of companies (i) that directly or indirectly control the Issuer, and (ii) in which the Issuer is the only direct or indirect controlling stockholder, provided that said company does not have its own policy for the trading of securities; iii. anybody who, in view of their job, duty or position in the Issuer, our parent company, or our subsidiary or affiliated companies, is aware of relevant information; iv. the spouse or partner and any other dependent included in the annual income tax return of people indicated in items i. and ii., including the three-month term beginning on the resignation date; v. people mentioned in items i., ii. and iii of this sub item who resigned from the Issuer or companies in which we are the only controlling stockholder, during the three-month term beginning on the resignation date; and vi. our former managers or the former managers of our subsidiaries, who had been expatriated, as well as their spouses or partners and any other dependents included in their annual income tax returns, including the six-month term beginning on the date of resignation from the company to which they were expatriated. In addition, people equivalent to bound persons are: a) companies or other institutions or entities in which bound persons are the only stockholders, or in which they may influence trading decisions; b) investment funds in which the bound persons may influence trading decisions; c) any legal entity directly or indirectly controlled by bound persons; and d) any person who has had access to information on a material act or fact through whether any of the bound persons. We also have compliance teams that, together with the officers of each department, identify persons who will be bound by the Trading Policy in view of their department or the information to which they had access, and these persons are then recorded in a specific system. Our system has approximately 7,357 people listed (including statutorily compliant persons, their relatives, and employees with access to insider information, companies, etc.). c) main characteristics The Trading Policy is managed by the Investor Relations Officer, assisted by the Disclosure and Trading Committee, the scope of which covers a range of internal actions aimed at improving the information flow and upholding the ethical conduct of the management members and employees who are signatories to the policies. It is incumbent upon the Committee with respect to the Disclosure and Trading Policies to: i. advise the Investor Relations Officer; ii. review the policies and recommend to the Board of Directors any applicable change; iii. 359 resolve on possible questions regarding the interpretation of the policies texts; iv. define the necessary actions to divulge and disseminate such changes, including to the Issuer’s employees; v. assist the Investor Relations Officer in investigating and deciding on any violation thereof, reporting possible infringements to the Integrity and Ethics Committee and to the Board of Directors, as applicable; vi. analyze the content of the answers referring to official challenges of regulatory and self-regulatory bodies; and vii. offer to the Investor Relations Officer a solution for cases either exceptional or not covered by law. The Trading Policy establishes many duties, including: Disclosure of relevant trading transactions: i. any corporate entity or individual, or group of entities or individuals, acting as a group or representing a common interest, which carry out relevant trading activities, these being the business or group of business through which the direct or indirect interest surpasses the upper and lower levels of 5%, 10% or 15%, and so on, of type or class of shares in the Issuer’s capital stock, should report this fact to the Issuer, and: a) this obligation also extends to the acquisition of any rights to shares and other securities and derivative financial instruments referenced to these shares, even though physical settlement is not expected; b) this communication should be made immediately after these transactions are completed, and the Reference Form should be updated within seven business days from the date the relevant trading activity occurred. d) provision for black-out periods and description of the procedures adopted to inspect trading in such periods Bound persons may not: i. trade in securities issued by the Issuer or its subsidiaries, or referenced thereto, from the acknowledgment date to the disclosure date, including of the material act or fact to the market, and this black-out period is also applied to those who have a business, professional or trust relationship with the Issuer, such as independent auditors, securities analysts, consultants and institutions that are part of the distribution system, which is responsible for verifying the information disclosure before trading (the Investor Relations Officer may, regardless of justification or the existence of undisclosed material act or fact, determine exceptional blackout periods); ii. buy or sell securities before the end of a period of 180 days of the last disposal or acquisition of securities on stock exchanges or organized over the counter markets; iii. rent shares or any other securities; iv. operate with stock options, sell shares at forward markets or trade shares at futures markets; v. trade in the period between the decision made by the proper corporate body to increase capital, distribute dividends, grant bonus on shares or on assets referenced thereto, approve split, reverse split, subscription of shares and the publication of the respective notices or announcements; and vi. trade within the period of fifteen (15) days prior to (including the day subsequent to) (a) the disclosure of the Issuer’s quarterly information and annual information, or (b) the publication of the notice that will make them available to stockholders, according to the disclosure schedule of the current year. Should the Issuer disclose preliminary financial information or make an early disclosure of such information, the restrictions on trading will also be in effect on the day after the disclosure. Additionally, direct or indirect controlling stockholders, either by exclusive or shared control, officers, members of the Board of Directors, the Fiscal Council and any bodies created by a statutory provision that performs technical or advisory functions, or members of the statutory bodies of companies (i) which directly or indirectly control the Issuer, and (ii) in which the Issuer is the only direct or indirect controlling stockholder, are prohibited from trading in if: a. they have not announced their intention to Itaú Corretora de Valores S.A. to trade securities issued by the Issuer and its subsidiaries, or referenced thereto, up to 10:30 a.m. of the same day they intend to do so; b. they have traded securities issued by the Issuer and its subsidiaries, or referenced thereto, for up to three days, or 60% of the business days, of the same week (this prohibition will not apply if the Issuer, its subsidiaries, affiliates or another company under common control do not trade in treasury shares); and c. the treasury department of the Issuer, its subsidiaries, affiliates or another company under common control trades shares issued by the Issuer as a result of a crisis or other economic facts implying high volatility of prices and/or low market liquidity, or as determined by their respective Investor Relations Officers. The Trading Policy also prohibits the Issuer from purchasing its own shares in the period described in items i. and vii. above. Moreover, the Board of Directors is prohibited from resolving on the acquisition or disposal of shares of own issue, if an agreement or contract has been entered into for the transfer of stockholding control or if an option or general authority for the same purpose has been granted, or if an intention exists of carrying out a takeover, a total or partial spin-off, a merger, a transformation or a corporate reorganization of the Issuer, and as long as the transaction has not been made public by a material fact disclosure. In order to trade securities issued by us or referred thereto, the persons bound to the Trading Policy should solely make use of the securities brokers of the Itaú Unibanco Conglomerate, which have controls to prevent the transactions described above from breaching the Trading Policy, as applicable, and are also monitored by the compliance teams. 360

e) where the policy may be found The Trading Policy is available on the Issuer’s Investor Relations website www.itau.com.br/relacoes-com-investidores > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Policies. 20.2. Supply other information that the issuer may deem relevant In November 2004, following a detailed national and international survey of the best corporate governance practices, we became, together with Itaúsa – Investimentos Itaú S.A., the first Brazilian companies to voluntarily adopt operating rules for trading treasury shares. These rules now govern our trading of own shares on stock exchanges. In the management’s view, our adopting these rules has brought many benefits, including reducing operational, financial and strategic risks, creating an in-house culture for these operations in capital markets, minimizing possible market concentration or improper pricing, and bolstering a securities repurchase strategy focused on the preservation of liquidity and value to stockholders. All this has led to greater transparency in this type of transaction. Share Buyback Program We clarify that the share buyback program approved on May 30, 2019, which authorized the acquisition of up to 15,000,000 common shares and up to 75,000,000 preferred shares issued by us, with no capital decrease, to be held in treasury, cancelled or replaced in the market, expired on November 30, 2020. Aiming at keeping transparency with the market, we will disclose whenever a new share buyback program is approved and the number of shares monthly acquired under our share buyback program on our Investor Relations website (www.itau.com.br/relacoes-com-investidores/> Menu > Announcements to the Market). For information on the history of previous buyback programs, please see item 19.1. 361

ITEM 21. INFORMATION DISCLOSURE POLICY 21.1. Describe internal standards, regulations or procedures adopted by the issuer to ensure that the information to be publicly disclosed is gathered, processed and reported accurately and promptly As mentioned in item 20.1, we have a Disclosure and Trading Committee that manages the Policy for the Disclosure of Material Acts or Facts (“Disclosure Policy”) and the Policy for Trading Itaú Unibanco Holding S.A. Securities (“Trading Policy”). One of the responsibilities of this committee is to ensure that the information to be publicly disclosed is gathered, processed and reported accurately on a timely basis. For this purpose, it is the duty of the Committee to regulate the adherence of persons bound to our Disclosure Policy, which has effective mechanisms to collect information, as well as severe sanctions in case of non-compliance (please see item 21.2 for further information on the Disclosure Policy). In accordance with our Disclosure Policy, a document disclosing a material act or fact will be prepared by the Investor Relations department, together with the Corporate Legal department and the executive boards involved in the transaction that gave rise to the material act or fact. This document will be reviewed by the Officer of the department involved and one Legal Officer, and its content will be appreciated by the Disclosure and Trading Committee and approved by the Investor Relations Officer. Subject to opportunity and convenience, the Disclosure and Trading Committee may also (i) approve the disclosure of unaudited preliminary information related to our quarterly, semi-annual and annual results, or (ii) approve the early disclosure of duly audited quarterly, semi-annual and annual results. Under the supervision of the Investor Relations Officer, the material act or fact will be disclosed: a) to CVM, to SEC (Securities and Exchange Commission), to NYSE (New York Stock Exchange), to B3 S.A. – Brasil, Bolsa, Balcão and, as the case may be, to other stock exchanges and entities of organized over-the-counter markets; and b) to the market in general, as published in newspapers with wide circulation regularly used by the Issuer or in news portals in the Internet. www.rededivulgacao.com.br. The responsibilities of the Investor Relations Officer include: (i) disclosing and reporting to the markets and proper authorities any material act or fact occurring in or related to our business; (ii) ensuring the wide and immediate dissemination of the material act or fact; (iii) disclosing the material act or fact simultaneously in every market our securities are admitted for trading; (iv) providing additional clarification on the disclosure of a material act or fact to proper authorities upon request; and (v) inquiring people who have access to material acts or facts in the event contemplated in the above sub item or in the case of unusual oscillation in the quotation, price or quantity of our securities traded or referenced thereto in order to check whether they are aware of information that should be disclosed to the market. 21.2. Describe the policy for the disclosure of a material act or fact adopted by the issuer, indicating the communication channel or channels used to disseminate information on material acts and facts and procedures related to the maintenance of confidentiality of undisclosed relevant information and where the policy can be found The Disclosure Policy is available on the Issuer’s Investor Relations website (https://www.itau.com.br/relacoes-com-investidores> Itaú Unibanco > Corporate Governance > Rules and Policies > Policies), as well as on the website of CVM. The Issuer uses the www.rededivulgacao.com.br (news portal in the Internet that provides the whole information in a section with free access) to disclose information on material acts and facts. Additionally, material acts or facts will also be available on the Investor Relations website and may be disclosed by: email; conference call; public meetings with trade associations, investors, analysts or stakeholders in Brazil and abroad; press releases; social media; and news distribution mechanisms. Bound persons should maintain secrecy about the information related to the material act or fact until it is disclosed to the market, as well as care for the maintenance of the secrecy by dealing with the subject only with people who actually need to know it. 362

For the purposes of the Disclosure Policy, bound persons are: (i) our direct or indirect controlling stockholders, either by exclusive or shared control, officers, members of the Board of Directors, Fiscal Council and any bodies created by a statutory provision that performs technical or advisory functions; (ii) members of the statutory bodies of companies in which Itaú Unibanco Holding is the only controlling stockholder; (iii) anybody who, in view of their job, duty or position in the Company, its parent company, subsidiary or affiliated companies, is aware of relevant information; (iv) the spouse or partner and any other dependent included in the annual income tax return of the people indicated in items (i) and (ii); (v) the people mentioned in (i), (ii) and (iii) who resigned from the Issuer or companies in which it is the only controlling stockholder, during a three-month term beginning on the resignation date; and (vi) the Issuer’s former managers or the former managers of subsidiaries, who had been expatriated, as well as their spouses or partners and any other dependents included in their annual income tax returns, including the three-month term beginning on the date of resignation from the company to which they were expatriated. Bound persons should maintain the security of the means where the relevant information is stored and transmitted (emails, files, etc.), preventing any type of unauthorized access, as well as restricting the sending of information to third parties not properly protected. In the event that a bound person leaves or no longer takes part in the business or project to which the relevant information is related, they will continue to meet the duty of secrecy until this information is disclosed to proper authorities and to the market. Bound persons should maintain secrecy about the information related to the material act or fact until it is disclosed to the market, as well as provide for trusted subordinated personnel and third parties to do the same, and are jointly and severally responsible in the case of non-compliance. Any bound person who discloses by mistake a material act or fact to any person who is not a bound person before it is disclosed to the market will immediately inform the Investor Relations Officer of this undue disclosure, so that the Investor Relations Officer can take appropriate measures. We have mechanisms and policies to ensure information control, such as restrictions on the use of (i) external emails (which means that every piece of information emailed must go through the internal emails of our employees, which are constantly monitored by a specific team), (ii) mobile phones in sensitive areas (such as capital markets), and (iii) pen drives, compact discs and other information storage devices. We have designed an Internal Information Security Policy in which information is classified according to the confidentiality and protection required. For this reason, business-related requirements, sharing or restricting access to information and the impact in the event of misuse of information should be considered. We have also implemented awareness actions, aimed at making policies even more effective (for example, talks on the need to keep documents that include confidential information in safe places, as well as recommendations on the disposal of these documents). In addition, we have a team that periodically inspects the workplace of our employees to identify possible deficiencies in this regard. We also classify the information conveyed in and out of the bank in accordance with the confidentiality level. We and Itaúsa – Investimentos Itaú S.A. were the first companies to adhere to the Brazilian Association of Publicly-Held Companies (“ABRASCA”) Guidebook on the Control and Disclosure of Material Information. We will not comment on rumors about us getting around the market, unless these may significantly affect our securities prices. 21.3. Indicate management members responsible for implementing, maintaining, evaluating and inspecting the information disclosure policy. The members of the Disclosure and Trading Committee are: Alexsandro Broedel, Alfredo Egydio Setubal, Álvaro Felipe Rizzi Rodrigues, Carlos Henrique Donegá Aidar, José Virgílio Vita Neto and Renato Lulia Jacob. 21.4. Supply other information that the issuer may deem relevant The Disclosure Policy and attachments are available on the Issuer’s Investor Relations website: www.itau.com.br/investor-relations > Itaú Unibanco > Corporate Governance > Rules and Policies > Policies, and on the website of CVM. 363

DocuSign Envelope ID: C9D5F172-5887-4323-A387-ABA9B13FBBCB (A free translation of the original in Portuguese) Itaú Unibanco Holding S.A. and its subsidiaries Reference Form (Instruction CVM 480 and subsequent amendments) at December 31, 2021 and review report of independent auditors 364

DocuSign Envelope ID: C9D5F172-5887-4323-A387-ABA9B13FBBCB (A free translation of the original in Portuguese) Review report of independent auditors on Reference Form (CVM Instruction 480/09 and subsequent amendments) To Management Itaú Unibanco Holding S.A. Introduction In connection with the audits of the financial statements of Itaú Unibanco Holding S.A. and its subsidiaries as of December 31, 2021, 2020 and 2019, on which we issued unqualified audit reports dated February 10, 2022, February 1st, 2021 and February 10, 2020, respectively, we performed a review of the accounting information included in the Reference Form of Itaú Unibanco Holding S.A. Scope of the review We conducted our review in accordance with NBC TA 720—“The auditor’s responsibility relating to other information in documents containing audited financial statements” which establishes procedures to be applied in those circumstances. Our procedures comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Itaú Unibanco Holding S.A. with regard to the main criteria adopted for the preparation of the accounting information presented in the Reference Form and (b) reading the significant accounting information included in the Reference Form to assess its consistency with the audited financial statements. The accounting information included in the Reference Form is presented by Management for the purpose of complying with Brazilian Securities Commission (CVM) Instruction 480 and subsequent amendments; however, it should not be considered part of the financial statements. Conclusion Based on our review, we are not aware of any material modifications that should be made to the accounting information included in the Reference Form referred to above in order that it be presented, in all material respects, in a manner consistent with the financial statements as of December 31, 2021, 2020 and 2019, taken as a whole, prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). São Paulo, May 30, 2022 PricewaterhouseCoopers Emerson Laerte da Silva Auditores Independentes Ltda. Contador CRC 1SP171089/O-3 CRC 2SP000160/O-5 2 PricewaterhouseCoopers, Av. Brigadeiro Faria Lima 3732, 16º andar, partes 1 e 6, Edifício Adalmiro Dellape Baptista B32, São Paulo, SP, Brasil, 04538-132, T: +55 (11) 4004-8000, www.pwc.com.br 365